Exhibit 99.1

March 26, 2015

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Gazit-Globe Ltd. (the “Company”) –2014 Annual Report

Below please find the Company’s 2014 Annual Report as originally filed in Israel on March 24, 2015, translated into English. In the event of a discrepancy between the Hebrew and English versions, the Hebrew version shall prevail.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

My Fellow Shareholders,

I am very pleased to report another positive year for Gazit-Globe, both in the progression of our strategy to improve the quality of the underlying assets in our core portfolio and in terms of the strong financial results we have delivered, further demonstrating our continued ability to generate long term value.

Gazit-Globe now controls and manages a $21 billion portfolio comprising some 524 properties in more than 20 countries, which at the end of 2014 generated approximately $1.8 billion of annualized income from 6.3 million sqm of Gross Leasable Area (“GLA”). Our portfolio is comprised predominantly of urban supermarket-anchored shopping centers and we have a particularly dominant position in the most desirable metropolitan centers across North America, Europe, Brazil and Israel.

In a changing retail and economic environment, a key element of our success over the years has been our focus on both expanding and upgrading our portfolio to ensure our centers are the most relevant and desirable for consumers and retailers alike. In this respect 2014 proved to be a year during which we successfully invested a total of NIS 4.5 billion in upgrading the portfolio through the acquisition of seven high quality, dominant centers for NIS 2.3 billion, with a further NIS 2.2 billion deployed towards development, refurbishment and extension of existing assets.

In addition, in 2014 we successfully divested a total of NIS 3.1 billion, or 59, non-core assets, such as the sale of 12 of our medical office buildings in the U.S. and half of our remaining retail assets in Germany. Also, in early 2015 we completed the sale by Atrium European Real Estate of 72 smaller format non-core retail assets in the Czech Republic.

These initiatives also allowed us to strengthen our financial position and increase the Group’s total liquidity to more than NIS 13.5 billion. As a result, we were also able to continue the process of reducing our leverage which now stands at 51.0% as of December 31 2014 compared to 55.1% in December 2013. While our overriding aim is to continue bringing the Group’s gearing levels down over the long term, we are also acutely aware of the need to remain flexible and opportunistic in our approach to making acquisitions in order to deliver on our strategy of continually improving the quality of our portfolio. As such, we are willing to increase our levels of debt in the short term, if that helps us achieve our wider business goals.

Our 2014 same property NOI grew by 1.7% while we increased our FFO by 2%. This upward trend is driven by growing rental income from our well-established and increasingly high quality portfolio.

However, one of the themes of the year under review, and, indeed, the past few years, for all companies operating across multiple geographies, has been the dynamic currency environment. Whilst this trend has reaffirmed our hedging strategy, it has caused a short term drag on the financial results when reported at Group level. We also faced some challenges within the Dori Group which, while these were not material to our core operations they were, nevertheless, a distraction both financially and in terms of management time.

However, our core businesses in our core geographies across the world continue to deliver growing levels of cash flow which in turn, allowed us to, once again increase our dividend payment, representing average annual compound growth of 10.2% over the last 16 years.

These results and other activities, and principally the massive deleveraging undertaken by the Group and Group companies, are also reflected in the continued positive momentum of the Group’s credit rating and those of our subsidiaries, which have been continually upgraded and/or maintained over the past few years.

Succeeding in a Bifurcated Retail Environment

The two key questions we continue to be asked by investors are how the current dynamic and constantly evolving retail environment will affect bricks-and-mortar shopping centers and, I’d argue more importantly, what are WE, as operators, doing about it?

To the first question, our reply is simply to confirm what most people observing or involved in the sector already know—that we are witnessing an increasing bifurcation of the retail market. While there may be exceptions, broadly speaking what this means is that those retail properties which are dominant in, and convenient to, their local catchment, either because they are the large, top-tier shopping centers, or smaller but well-kept and equally well-placed in areas of high footfall and barriers to entry, are thriving, while poorly located, underinvested Grade B-C centers in smaller markets, especially those where there are few barriers to entry, are fighting for survival.

Over the past 25 years we have followed a strategy, which we do not intend to deviate from, of investing in shopping centers which are anchored by super market and other needs based retailers. In today’s, and more appropriately, tomorrow’s market we believe the key watchwords for success will continue to be dominance and convenience. And that combining these scarce attributes with a high-quality, needs-based product in a supply-constrained market is a recipe for value creation and cash flow, year-in and year-out. This model has proven itself in all past economic cycles, and is even more applicable now, against the relentless march of urbanization and e-commerce.

In addition, the center which ‘wins’ in today’s market will be the one which can also supplement its traditional fashion, retail and supermarket anchors with a strong variety of services such as medical centers, gyms, restaurants, coffee shops and other leisure offerings, all of which encourage both footfall and dwell-time. It is also imperative that the center managers’ work embraces new technology and e-commerce and identifies how it can enhance a center’s popularity and profitability. ‘Click and collect’ is a good example of a retail model which is working well and gaining increasing popularity, while some retailers now actually assess a store’s performance not just on the product it sells directly but also the level of online sales generated in its catchment. These two examples also play well to another important facet of our business, which is that one should never underestimate consumers’ desire to go shopping and enjoy their leisure time, or the value they place on “touching and feeling” the merchandise before purchase. This desire to experience the sensorial feel of the brand does not just apply to fashion items; ironically it is the new generation of technology-focused retailers selling high-priced goods, such as Apple, where this is equally as acute. All of these factors serve as a constant reminder of the sales power and popularity of the shopping center as a human destination which, if managed properly, will succeed and drive financial results.

With this in mind, our goal is to fill our portfolio with strongly performing top-tier shopping centers which provide high quality raw materials for us to add further value over time through the creation and execution of a successful asset management program. We can leverage the extensive relationships with retailers, which we have established across our global platform, to populate our centers with the right balance of tenants to attract a growing stream of above-average income shoppers and apply market leading best-practices towards ongoing center operation. This is the model that has driven our success to date and that will continue to serve us well in the future.

Progress in 2014: Urbanization, Quality, Growth

The clearest indicator of the progress we have made upgrading the quality of our portfolio is the fact that we since 2008 we have quadrupled the number of assets valued at above $100 million in our portfolio. 39% of the value of our portfolio comprises assets which are at or above this level, compared to just 17% five years ago, while 50% is valued at above $75 million. These assets by definition have larger, stronger anchors, are better located and more dominant and serve a wider and often more affluent demographic. As a further indication of how the portfolio has changed, our 46 largest centers account for just below 9% of the portfolio by number of assets but around 25% by GLA (1.7 million sqm out of 6.3 million sqm).

This reweighting of our asset base has been a major contributing factor to the significant improvement we have witnessed in the demographic composition of the local catchment of our properties. For example, over the last five years in Canada, the average population within a 5 km radius of our properties has grown by about 40 % to 187,000, while the average household income has increased by 26% to C$96,000 per year. In the same vein, in the United States, where our portfolio has undergone a significant capital recycling since 2008, we have witnessed increases of about 162% around 34% in population and household income, respectively. Clearly, if there are more people with more disposable income closer to your center and you are selling what they want, then your asset will perform well.

In addition to the above we have listed below a few of our specific strategic transactions and important areas of focus during the year under review:

Continued Focus on Europe: As I have said before, we believe that both Central Europe and the Nordics are geographies which present a great opportunity for the Group. During 2014 we acquired a number of prime assets in these markets including one in Poland, the Focus Mall in Bydgoszcz, and two in the Czech Republic—the Palác shopping center in Pardubice and Arkady Pankrac in Prague (which we announced in early 2015). In Finland we also increased our stake in Iso Omena in Espoo through the acquisition of GIC’s 40% share in the asset. These transactions are all characterized by the fact that they are dominant, well-established, irreplaceable assets in convenient locations with high barriers to entry and therefore have an inherent value attributable to their economic scarcity.

Sustained Momentum in Brazil: The progress made by the Group in Brazil, where we are strong believers in the long term potential of its retail market, which is supported by a growing middle class and a young ambitious population, underlines our ability to invest on conviction, even if it means taking a contrarian view. While many investors reined-in or ceased investment in Brazil in 2014, we stepped up our local activities, with a particular focus on São Paulo, Brazil’s wealthiest and population center, where we invested $135 million. In early 2015 we maintained this momentum when we acquired the Mais Shopping Center for more than $70 million, bringing our total Brazilian portfolio to seven assets with a value of $300 million. We continue to explore a number of opportunities for future acquisitions and remain firm believers in the long term prospects for this market particularly as its 200 million population is forecast to grow by a further 2 million per annum.

Creating value through property development and proactive asset management: Over the past three years we have invested over NIS 7.1 billion in development and redevelopment projects. In addition to allowing us to both grow and improve the quality of our portfolio, these projects also afford us the opportunity to take full advantage of the critical mass and economies of scale we have built in certain markets. This can be achieved through a number of initiatives including the acquisition of adjacent properties and land, by investing in extensions and redevelopments, by improving the tenant mix as well as the quality and number of anchors, and through the repositioning and/or rebranding of the centers themselves.

Having invested around NIS 2.0 billion annually in development and redevelopment activities over the past few years, we have already set in motion plans for a number of such initiatives which will take place around the world over the next two years. These include the rebuilding of the Yorkville Village mall in the heart of Toronto, Canada, as well as the development of Molndals Galleria in Gothenburg, Sweden, Morumbi Town Center mall in São Paulo, Brazil and the Westwood Shopping Center in Bethesda, Maryland in Washington DC, located less than 10 km from the White House. In addition, we are also in the midst of expanding two of our most dominant assets in Europe, Iso Omena in Helsinki and Atrium Promenada in Warsaw.

Our financial strength, local knowledge as well as our extensive and shared retail experience give us the confidence to take on large development projects of this scale, however we also believe that our extremely long term approach to investing is what clearly differentiates us from many of our competitors. This extended investment horizon, which looks anywhere from 10 to 20 years or even further ahead, enhances our ability to “cherry pick” the highest potential long term opportunities and then, over time, create further value through initiatives which will unlock that potential.

Strategic Partnerships

This year, the largest pension fund in Canada, the Canada Pension Plan Investment Board (CPPIB), which has assets under management of more than $200 billion globally, became our minority partner investing approximately Euro 240 million in Citycon and holding 15% of Citycon’s outstanding share capital. This is further proof of the quality of both Gazit-Globe’s brand and its underlying assets throughout the world. Following the success of this transaction, we believe that in the next few years we will continue to develop and strengthen strategic partnerships with major players around the world.

Ensuring success by investing in our people

As a company with growing operations throughout the world, our success depends upon the quality of our professional workforce and their ability to integrate, share experience, expertise and to co-operate. We operate a number of different initiatives that aim to promote co-operation and mutual learning within our group and we believe the transparency we have within the Group gives us a real advantage. We are firm believers that the whole is greater than the sum of its parts and, to this end, we continue to prioritize professional development for all of our management teams, while investing in the best and brightest talent available. Gazit-Globe’s success is a team effort, and I greatly appreciate the contribution made by each and every one of our employees.

Commitment to the Community

As part of our commitment to environmental and community sustainability, we continue to seek out innovative ways to reduce the environmental impact of our activity and to helping improve the lives of all those who work in or use our centers.

We are proud to continue to embrace the highest standards in environmental performance. This is achieved through initiatives such as applying for BREAAM, LEED, or the relevant domestic or international environmental rating, at our new developments and extensions and by encouraging our subsidiaries to monitor their energy consumption and or emissions, with a view to reporting on improvements in the future. A good example of this would be at Citycon where in 2014 we reduced total energy consumption at our shopping centers by 6% on a like-for-like basis, ahead of target, and made improvements across a number of key environmental metrics including carbon footprint, water consumption and recycling rates.

In addition, we have been and remain committed to best-in-class corporate governance practices, full transparency and uncompromising ethical standards.

Looking Ahead

As we move into 2015, we have to remain cognizant of the fact that we are operating in a global environment where interest rates are at historic lows and investors are chasing yield which is currently unavailable in the traditional credit markets. This has led many institutions to increase their allocations to real estate and the attractive cash flows it can provide, but which has a direct impact on the pricing of assets due to increased demand. At the same time there is little expectation of significant rental growth and in this new reality it is imperative that investors choose to partner with those real estate professionals who have a long term track record of creating real value.

Against this backdrop, our plan for the year ahead offers no surprises. We will continue to divest non-core assets, while looking to expand and improve our growing portfolio through the acquisition, development and redevelopment of core assets in our target urban cities throughout North America, Europe and Brazil. We will continue to seek out large opportunities that can be leveraged into mixed-use developments, being fully mindful of the significant, and often hidden, value represented by such assets when approached from a long term perspective. At the same time, we will continue exploring opportunities for transformational platform acquisitions in target markets that come to market from time to time, such as our 2008 acquisition of Atrium. Simultaneously, we will aim to continuously increase our cash flow, improve our liquidity and reduce our leverage.

In short, we aim to continue executing our proven formula, leveraging a powerful business platform and superb execution capabilities to maximize the value-creation power of location.

We thank all of our stakeholders for your confidence and trust over the years, and pledge to continue earning it by doing what we do to the best of our ability, again in the future as we have in the past.

Yours truly,

Chaim Katzman

Chairman of the Board

PERIODIC REPORT FOR 2014

Chapter A	–	Description of the Company’s Business	2

Chapter B	–	Directors’ Report on the State of the Company’s Affairs	111

Chapter C	–	Consolidated Financial Statements as of December 31, 2014	192

Chapter D	–	Additional Details Regarding the Company (Including a Corporate Governance Questionnaire)	299

Chapter E	–	Presentation of Financial Information from Consolidated Financial Statements Attributed to the Company as of December 31, 2014	361

Chapter F	–	Annual Report on the Effectiveness of Internal Control over Financial Reporting and the Disclosure	386

CHAPTER A – DESCRIPTION OF THE COMPANY’S BUSINESS – TABLE OF CONTENTS

Section		Page

1	The Company’s activities and its business development	3

2	Investments in the Company’s capital and transactions in its shares in the last two years	6

3	Dividend distributions in the last two years	6

4	Financial information concerning the Company’s fields of operation	7

5	General environment and the effect of external factors on the Company’s operations	10

6	Acquisition, development and operation of shopping centers in the United States	12

7	Acquisition, development and operation of shopping centers in Canada	27

8	Acquisition, development and operation of shopping centers in Northern Europe	40

9	Acquisition, development and operation of shopping centers in Central and Eastern Europe	52

10	Development and construction of residential projects	64

11	Supplementary activities of the Company that do not comprise a separate segment	72

12	Required adjustments at the Group level	82

13-28	Issues relevant to all fields of operation of the Group	83

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

GAZIT-GLOBE LTD

PERIODIC REPORT DESCRIBING THE COMPANY’S BUSINESS

The Company’s operations are described on a consolidated basis, unless explicitly stated otherwise.

A.	Description of the general development of the Company’s business and a summary description of its fields of operation

1.	The Company’s activities and its business development

1.1.	Gazit-Globe Group - General

Gazit-Globe Ltd. (the “Company”), through its affiliates1 (collectively: the “Group”), is the owner, operator and developer of income-producing properties in North America, Europe, Israel and Brazil, and focuses mainly on the supermarket-anchored shopping center sector in urban growth markets. In addition, the Group is engaged in the development and construction primarily of residential projects in Israel and in Central and Eastern Europe, as well as in activities complementary to its core fields of operation.

The Group’s activity includes several fields of operation as follows:

A.	Acquisition, development and management of shopping centers in the United States – activity carried out through the subsidiary Equity One Inc. (“EQY”).

B.	Acquisition, development and management of shopping centers in Canada – activity carried out through the subsidiary First Capital Realty Inc. (“FCR”).

C.	Acquisition, development and management of shopping centers in Northern Europe – activity carried out through the subsidiary Citycon Oyj (“CTY”).

D.	Acquisition, development and management of shopping centers in Central and Eastern Europe – activity carried out through Atrium European Real Estate Limited (“ATR”).[2]

E.	Development and construction of residential projects – activity carried out through the subsidiary U. Dori Group Ltd. (“Dori”).

The Company has additional activities that do not separately meet the threshold of a field of operation – these activities include the acquisition, development and management of income-producing properties, mainly supermarket-anchored shopping centers in Israel, Brazil and Germany, and the acquisition and management of medical office buildings in the United States. For details, refer to section 11 below.

Furthermore, the Group continues to seek and realize business opportunities by acquiring properties and/or companies that operate within its core business or similar fields (including with partners), both in regions where it currently operates and in additional regions.

The Group will be described below according to the fields of operation specified in sections A to E above, unless the information provided is relevant to all fields of operation, in which case it will be presented in a consolidated manner, and unless the information pertains to certain issues that concern the description of the Company itself, in which case it will be stated separately. The data included in the description of each of the investment property-related fields of operation (namely fields A to D above) will be presented according to the principal geographic regions in which the activity in each field is focused, and unless explicitly stated otherwise, the main use of the properties is exclusively commercial.

1.2.	The Company was incorporated in May 1982 and issued its first prospectus on the Tel Aviv Stock Exchange Ltd. (the “Tel Aviv Stock Exchange”) in January 1983.

In December 2011, the Company initially issued a prospectus for the issuance and listing of its shares on the New York Stock Exchange (NYSE), and in October 2013, the Company completed the listing of its shares on the Toronto Stock Exchange (TSX) (the “New York Stock Exchange” and the “Toronto Stock Exchange”, respectively), and its shares are since listed on the Tel Aviv Stock Exchange, on the New York Stock Exchange and on the Toronto Stock Exchange, under the ticker symbol “GZT”.

[1]	Reference to affiliates includes, unless stated otherwise, companies that are fully consolidated by the Company and jointly controlled companies that are presented according to the equity method.
[2]	As of 2014, ATR was a jointly controlled company that was presented according to the equity method. Following the acquisition of additional ATR’s shares by the Company on January 21, 2015, as of that date the Company became the sole controlling shareholder of ATR, and as of its financial statements for the first quarter of 2015 the Company will consolidate ATR’s financial statements. For additional details regarding the said share acquisition, refer to Note 40a to the financial statements.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

1.3.	As of December 31, 2014, the Group owns and operates 524 properties with a Gross Leasable Area (“GLA”) of 6.3 million square meters. These properties comprise 504 shopping centers and medical office buildings of different sizes, 10 shopping centers under development and 10 other properties. These properties are recorded in the Company’s books at their fair value of 59.6 billion (NIS 80.1 -billion assuming consolidation of jointly controlled companies that are presented according to the equity method and the full inclusion of the value of the properties managed by the Group). These properties generate gross annual rental income (calculated according to the properties owned and to the currency exchange rates as of December 31, 2014) of NIS 5.0 billion (NIS 7.0 billion assuming consolidation of jointly controlled companies that are presented according to the equity method and inclusion of all rental income from properties managed by the Group) from 14 thousand lease agreements. The Company estimates that it is one of the world’s largest operators and developers of supermarket-anchored shopping centers.

1.4.	The majority of the Company’s properties are neighborhood and regional shopping centers leased mainly to supermarket and other retail chains (in addition, the Company owns real estate for future development)[3]. As of December 31, 2014, the Company does not have a principal tenant4), and as of that date, the tenant that generates the highest revenue for the Group, out of all its tenants, is Loblaw Companies Limited, a food and pharma chain in Canada the income from which represented 4.4% of the Group’s rental income in 2014 (in 2013 the tenant that generated the highest revenue for the Group, out of all its tenants, was Kesko Corp., a leading supermarket chain in Finland, the revenues from which represented 3.7% of the Group’s rental income).

1.5.	Following is description of the Company’s business in the different territories in which it operates:

United States - In the United States, the Group operates since 1992, mainly through EQY, a public company listed on the New York Stock Exchange that is the owner, operator and developer of income-producing properties, mainly neighborhood and regional shopping centers that are anchored by supermarkets or by other retail stores. As of December 31, 2014, the Company owns 43.3% of EQY’s share capital. For details regarding the shareholders’ agreement between the Company and companies controlled by it, and Intu Properties Plc (formerly: Capital Shopping Centers Group Plc) and Liberty International Holdings Ltd. (“LIH”) regarding their interests in EQY, refer to section 23.2 below.

In addition, since 2006, the Group operates in the United States through ProMed Properties Inc. (100%) (“ProMed”) in the medical office buildings sector (refer to section 11.3 below). As part of the Company’s strategy, it continues to pursue opportunities to maximize the value of ProMed’s remaining properties.

Canada - the Group operates in Canada since 1997, and since 2000 it operates there through FCR, a public company listed on the Toronto Stock Exchange, that is the owner, operator and developer of income-producing properties, mainly neighborhood and regional shopping centers that are anchored by supermarkets or by other retail stores, and is one of the leading companies in Canada in this sector. As of December 31, 2014, the Company owns 44.0% of FCR’s share capital. For details regarding the shareholders’ agreement between the Company and Alony-Hetz Properties and Investments Ltd. (“Alony-Hetz”) regarding their interests in FCR, refer to section 23.3 below.

Northern Europe - In Northern Europe, the Group operates, since 2004, through CTY, a public company whose shares are listed on the Helsinki Stock Exchange (OMX) in Finland. CTY is the owner, operator and developer of income-producing properties, mainly neighborhood and regional shopping centers and other retail properties of different sizes, primarily in Finland, as a market leader in the shopping centers sector, and in Sweden. As of December 31, 2014, the Company owns 42.8% of CTY’s share capital. For the shareholders’ agreement between the Company and CPP Investment Board European Holdings S.ar, a wholly-owned subsidiary of Canada Pension Plan Investment Board (“CPPIBEH”), refer to section 23.6 below.

[3]	The Group owns unutilized construction rights in income-producing properties (which are not comprised of land), of a negligible volume to the Company.
[4]	As this term is defined in the draft Securities Regulations (Details, Structure and Form of a Prospectus), 1969, published in December 2013, which anchor the disclosure guideline on investment property activity (as published by the Israel Securities Authority in January 2011).

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

Central and Eastern Europe - Since 2008, the Group operates in Central and Eastern Europe through ATR, which is listed on the Vienna Stock Exchange (VSE) in Austria and on the NYSE Euronext in Amsterdam, the Netherlands. ATR is the owner, operator and developer of income-producing properties, mainly neighborhood and regional supermarket-anchored shopping centers of different sizes and other retail properties, primarily in Poland, the Czech Republic and Russia. As of December 31, 2014, the Company owns 41.2% of ATR’s share capital (and as aforesaid, in January 2015 it became the sole controlling shareholder in ATR, as specified in section 1.1 above). For details regarding the agreement between the Company and ATR, refer to section 23.4 below.

Germany - Since 2006, the Group operates in the shopping centers sector in Germany through wholly-owned subsidiaries (“Gazit Germany”). As part of the Company’s strategy, it continues to pursue opportunities to maximize the value of Gazit Germany’s remaining properties.

Brazil - Since 2007, the Group operates in the shopping centers sector in Brazil through wholly-owned subsidiaries (“Gazit Brazil”).

Israel - Since 2005, the Group has been operating in Israel through Gazit-Globe (Israel) Development Ltd. (“Gazit Development”), which engages in the acquisition, development and operation of shopping centers, mainly in Israel but also in Bulgaria and Macedonia. As of December 31, 2014, the Company owned 84.7% (75% on a fully diluted basis) of Gazit Development’s share capital. For details regarding an agreement between the Company and Gazit Development’s CEO, Ronen Ashkenazi, who owns the remainder of Gazit Development’s shares, regarding their interests in Gazit Development, refer to section 23.5 below.

Furthermore, since June 2011, Gazit Development owns (indirectly) Dori, a public company listed on the Tel Aviv Stock Exchange that engages (including through U. Dori Construction Ltd., a public company listed on the Tel Aviv Stock) in the development and construction of residential projects, mainly in Israel and in Central and Eastern Europe, and that is party to a company that operates a private power station. As of December 31, 2014, Gazit Development owned (indirectly) 84.9% of the share capital of Dori. For details regarding Dori’s operations, refer to section 10 below.

1.6.	Group structure

For a description of the structure of the principal companies in the Group as of December 31, 2014, refer to section 1.6 of the Directors Report.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

2.	Investments in the Company’s capital and transactions in its shares in the last two years

2.1.	On September 28, 2014, the Company issued 2,400,000 ordinary shares at a price per share of U.S.$ 13.25 per share and at a total consideration of U.S.$ 31.8 million (NIS 118 million), as well as 4,800,000 non-tradable options for no consideration that are exercisable into shares of the Company, in a private placement to a qualified investor unrelated to the Company (1,700,000 shares and 3,400,000 options) and to a wholly-owned subsidiary of Norstar Holdings Inc, the Company’s controlling shareholder (700,000 shares and 1,400,000 options). The options were not exercised until their expiry on December 29, 2014.

2.2.	On June 13, 2013, the Company issued 10.4 million ordinary shares at a price per share of NIS 47.9 at a total gross consideration of NIS 500 million, according to a shelf prospectus from July 2012.

2.3.	In April 2013, a subsidiary of Norstar Holdings Inc., the Company’s controlling shareholder, sold 4 million Company shares in an off-market transaction, for a total consideration of NIS 187 million (NIS 47 per share).

3.	Dividend distributions in the last two years

The following table presents summarized data of the dividends distributed by the Company to its shareholders from January 1, 2013 until immediately prior to the publication date of this report:

Date of distribution	Amount (NIS in thousands)
April 22, 2013	71,099 (NIS 0.43 per share)
July 2, 2013	75,588 (NIS 0.43 per share)
October 9, 2013	75,588 (NIS 0.43 per share)
December 30, 2013	75,589 (NIS 0.43 per share)
April 23, 2014	79,147 (NIS 0.45 per share)
July 8, 2014	79,190 (NIS 0.45 per share)
October 1, 2014	79,190 (NIS 0.45 per share)
December 29, 2014	80,279 (NIS 0.45 per share)

The balance of distributable profits (in accordance with the profit test as defined in the Companies Law, 1999) as of December 31, 2014, amounted to NIS 4,915 million.

No restrictions have been imposed on the distribution of dividends by the Company within the framework of its financial liabilities to financial entities and to its debenture holders.

For details regarding the dividend distribution policy adopted by the Company’s Board of Directors, refer to section 3.3 of the Directors’ Report.

On March 23, 2015, the Company’s Board of Directors approved the distribution of dividend in the amount of 0.46 NIS per share and in a total amount of NIS 82.1 million.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

B.	Other information

4.	Financial information concerning the Company’s fields of operation

Below is a summary of the financial data for each of the Company’s fields of operation (in NIS millions), based on Note 39 to the financial statements – Operating Segments Reporting.

For the year ended December 31, 2014

	Shopping centers in the USA	Shopping centers in Canada	Shopping centers in Northern Europe	Shopping centers in Central and Eastern Europe	development and performance of construction works	Other segments	Consolidation adjustments (*)	Consolidated
	NIS millions
Field of operation rental income	1,263	2,100	1,366	1,372	1,355	459	(1,645)	6,270
Field of operation rental income rate	20%	33%	22%	22%	22%	7%	(26%)	100%
Field of operation costs	790	907	513	616	1,748	199	(1,949)	2,824
Operating profit attributable to the Company’s equity holders	214	541	421	273	(223)	244	674	2,144
Operating profit attributable to non-controlling interests	259	652	432	483	(170)	16	(370)	1,302
Total assets attributable to the field of operation	11,699	26,282	16,116	14,217	1,538	5,198	(5,066)	69,984
Total liabilities attributable to the field of operation	288	458	332	579	523	87	41,847	44,114

(*)	For details regarding adjustments made to the amounts in the consolidated financial statements, refer to Note 39 to the financial statements.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

For the year ended December 31, 2013

	Shopping centers in the USA	Shopping centers in Canada	Shopping centers in Northern Europe	Shopping centers in Central and Eastern Europe	development and performance of construction works	Other segments	Consolidation adjustments (*)	Consolidated
	NIS millions
Field of operation rental income	1,201	2,216	1,406	1,345	1,569	526	(1,445)	6,818
Field of operation rental income rate	17%	32%	21%	20%	23%	8%	(21%)	100%
Field of operation costs	781	941	522	602	1,648	200	(1,962)	2,732
Operating profit attributable to the Company’s equity holders	190	578	436	269	(45)	295	400	2,123
Operating profit attributable to non-controlling interests	230	697	448	474	(34)	31	117	1,963
Total assets attributable to the field of operation	10,702	24,438	15,865	14,339	1,757	6,289	(5,463)	67,927
Total liabilities attributable to the field of operation	235	383	391	656	709	106	43,094	45,574

(*)	For details regarding adjustments made to the amounts in the consolidated financial statements, refer to Note 39 to the financial statements.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

For the year ended December 31, 2012

	Shopping centers in the USA	Shopping centers in Canada	Shopping centers in Northern Europe	Shopping centers in Central and Eastern Europe	development and performance of construction works	Other segments	Consolidation adjustments (*)	Consolidated
	NIS millions
Field of operation rental income	1,256	2,237	1,185	1,324	1,760	565	(1,318)	7,009
Field of operation rental income rate	18%	32%	17%	19%	25%	8%	(19%)	100%
Field of operation costs	924	936	491	606	1,777	214	(3,204)	1,744
Operating profit attributable to the Company’s equity holders	146	626	334	242	(13)	327	945	2,607
Operating profit attributable to non-controlling interests	186	675	360	476	(4)	24	941	2,658
Total assets attributable to the field of operation	11,824	26,849	13,522	13,838	1,679	6,503	(3,181)	71,034
Total liabilities attributable to the field of operation	237	420	356	628	894	110	46,092	48,737

(*)	For details regarding adjustments made to the amounts in the consolidated financial statements, refer to Note 39 to the financial statements.

The Company reports several operating segments, as specified in section 1.1 above.

For details regarding the changes in each of the aforesaid parameters in the years 2014 and 2013, refer to the Directors’ Report.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

5.	General environment and the effect of external factors on the Company’s operations

5.1.	The income-producing properties field is inherently exposed to developments in the business-economic environment. Accordingly, factors such as changes in consumer preferences, changes in consumer spending power and habits, changes in interest rates, changes in currency exchange rates, fluctuations in inflation rates, as well as other factors, can affect the ability of property tenants to meet their commitments to the Group and, consequently, the ability of the Group to continue renting out its properties at the same rent levels. For details concerning risk factors that affect the Group’s operations, refer to section 28 below.

In light of the fact that the Group operates in geographical regions having different market characteristics and different macro-economic environments, the market characteristics and the macro-economic environment that may be relevant to the Group’s operations in each of the main countries in which it operates and with respect to each of its fields of operation, will be specified within the framework of the description of each field of operation (refer to sections 6.3, 7.3, 8.3, 9.3, 11.1.2, 11.2.2 and 11.4.1). It should be emphasized that the market characteristics and the macro-economic environment do not necessarily directly affect the Company’s results in the immediate term. For additional details regarding the global financial crisis, refer to section 1.3 of the Directors’ Report.

5.2.	Entry barriers

The Company believes that the entry barriers in its fields of operation are as specified below:

•	Commencing operations in urban areas, either by constructing shopping centers or by acquiring existing centers, requires financial stability and financing capability which necessitate, mostly, having sizeable equity.

•	Entry into these fields of operation demands expertise and experience, primarily in the retail real estate sector, but also in the realm of financing. Additionally, property management and operating costs are influenced by the quantity of properties managed, and the operation and management of single centers constitutes a significant relative drawback when compared with asset management in the volume of the Group’s operations.

•	The Group’s fields of operation are characterized by its leases with anchor tenants, primarily major retail chains. Usually, a landlord who owns a large number of properties has an advantage when it comes to entering into leases and in relationships with large anchor tenants.

5.3.	Exit barriers

Considering the character of the Group’s properties and operations, exiting its fields of operation would not be flexible and would depend on the sale of properties, which could take a substantial amount of time, and usually depends on the market.

5.4.	Property acquisition criteria

The principal criteria guiding the Group when assessing the investment opportunities it encounters are as specified below:

•	The location of the property, including access roads, its visibility and the availability of parking spaces in the property and around it;

•	Economic, demographic, and regulatory aspects, together with other conditions, at both a local and a regional level;

•	Aspects of competition from similar properties, including the likelihood of future competition and/or entry barriers for competitors;

•	Forecasts of the cash flows from the property and the potential for increasing these over time, including the terms of the lease contracts and the present rental income compared with market conditions and the potential to increase rental income through re-leasing;

•	The tenant mix in the property and in the area, their financial soundness and their position as market leaders;

•	The level of demand and the supply of properties of a similar class in the area;

•	Assessment of the existing and anticipated supply of commercial real estate in the region of operation, in relation to the growth in the local population and in its purchasing power (“retail density”);

•	The success of similar investments in the area;

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

•	Proximity of the property to other properties of the Group, in a sense that is expected to improve the quality of the properties for the tenants and the consumers;

•	The ratio of the expected yield from the property to the cost of capital, and an assessment of the risks that are likely to be encountered in achieving this yield;

•	The value of the land, the environmental conditions, and the potential for increasing their value;

•	The size of the property and the possibility of expanding/renovating the property or re-tenanting it in such a manner as to increase the potential earning capacity of the property;

•	The operating profit of the property and its increase potential.

5.5.	Property disposal criteria

The principal criteria guiding the Group when assessing the disposal of properties are as specified below:

•	Failure to meet the Group’s criteria for the acquisition of properties, as specified in section 5.4 above, including lack of fit of these properties to the Company’s core activity, in terms of their character and location (“non-core assets”);

•	Exhaustion of the improvement potential of the property or of the activity;

•	Realization of real estate opportunities in a specific region.

5.6.	Legislative restrictions and competition structure

For details regarding legislative restrictions applying to the Group, refer to section 22 below; for details regarding the structure of the competition in the fields of operation, refer to section 14 below.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

C.	Description of the Company’s fields of operation

6.	Acquisition, development and management of shopping centers in the United States

6.1.	General

In the U.S., the Group operates mainly through its subsidiary EQY, a public company listed on the NYSE that is the owner, operator, acquirer, developer and redeveloper of shopping centers and retail properties that are located mainly in urban and suburban growth markets. As of December 31, 2014, the Company owns 43.3% of EQY’s share capital and 43.3% of the voting rights in it. For the shareholders’ agreement between the Company and LIH (that, to the Company’s best knowledge, owns rights that are convertible into shares of EQY), regarding their interests in EQY, refer to section 23.2 below.

EQY’s properties are located primarily in growing metropolitan areas in the southeastern United States (mainly in Florida), in the northeastern United States (mainly in New York State, Massachusetts, Maryland and Connecticut) and on the West Coast (California). As of December 31, 2014, EQY owns (including jointly controlled properties) 122 income-producing properties, 117 shopping centers of different sizes and 6 other properties-65 with a GLA of 1.5 million square meters, as well as plots of land for investment.

In addition, EQY partly owns, through joint ventures (that are not jointly controlled)6, and manages 12 shopping centers in the United States and an office building with a GLA of 177 thousand square meters.

EQY is a REIT (Real Estate Investment Trust) for US tax purposes (for details, refer to Note 25b to the financial statements).

At most of the shopping centers it owns, EQY rents space to tenants that are defined as anchor tenants, and that are usually supermarket chains, other retail chains and others. Renting out premises to such anchor tenants is advantageous for the following reasons: they attract customers to the shopping center, their leases are for long periods, they are usually financially sound, and they are market leaders. The rent per square meter paid by anchor tenants is considerably lower than the rent per square meter paid by other tenants.

According to most of the agreements signed between EQY and its tenants, tenants are required to pay, in addition to the fixed rent for the premises they rent, a pro rata payment to cover tax expenses, various insurance costs and maintenance costs for common areas in the property. In some of the lease agreements, the rent is determined also based on a certain percentage of the revenues turnover of the property’s tenant; however, this component does not represent a material share of EQY’s total rental income. In addition, most tenants are required to pay directly for various services, where in some cases EQY pays for these services and the tenants transfer the required payment to EQY.

As a material part of EQY’s growth and its investment strategy, it has significant activity involving the development of its properties, and works to identify significant development opportunities and quality investments in urban markets with strong demographic characteristics and high entry barriers, which include California, northeastern United States, Washington D.C. Metropolitan area, South Florida and Atlanta, Georgia. At the same time, EQY works to sell properties that no longer fit its investment policy, whose growth potential is limited or that do not have a strategic fit to EQY’s property portfolio, and uses the consideration from their sale for other investments or to reduce its debt.

Inter alia, as part of this policy, in recent years EQY completed the sale of properties that are not in its business core. In 2014 it sold properties totaling U.S.$ 150 million, that were located mainly in southeast United States and in north and south Florida; in 2013 it sold properties totaling U.S.$ 295 million, mainly in southeast United States, and in 2012 it sold properties totaling U.S.$ 71 million, mainly in the Southeast United States.

[5]	These other properties include mainly office, residential and medical office buildings.
[6]	EQY is a partner in several joint ventures for investment in shopping centers in the United States, among them a venture with Global Retail Investors, LLC (that to the best of the Company’s knowledge was established by a related company of First Washington Realty Inc. and the pension and health fund of the employees of the State of California) and a joint venture with DRA Advisors, such that EQY has a 10% to 50% stake in each of the joint ventures, and the remainder is owned by its aforesaid partners. EQY manages the properties owned by each of the joint ventures in return for management fees.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

6.2.	Summary results of operation[7],[8]

Following are the summary results of operations in the field of operation for the years ended December 31, 2014, 2013 and 2012:

	In NIS thousands			In U.S.$ thousands
	For the year ended December 31
	2014	2013	2012	2014	2013	2012
Total rental income (consolidated)	1,188,443	1,210,261	1,260,650	330,441	335,119	326,916
Gains (losses) from revaluations (consolidated)	653,882	673,813	530,594	173,528	188,765	137,525
Operating profit (consolidated)(*)	720,142	729,886	813,252	201,593	202,081	210,989
Same property NOI (consolidated)	666,980	653,685	—	186,416	181,036	—
Same property NOI (Company’s share)	295,949	295,999	—	82,716	81,976	—
Total NOI (consolidated)	873,752	874,197	918,209	244,567	242,037	238,125
Total NOI (Company’s share)	387,755	395,945	405,728	108,588	109,624	105,222

(*)	The operating profit refers to the accounting operating profit in accordance with IFRS, excluding revaluation gains.

[7]	The data provided in this section are as stated in the Company’s consolidated financial statements (and not in EQY’s financial statements, which are reported in accordance with U.S. GAAP).
[8]	In this report, “same property NOI” means the NOI amount obtained from investment properties during the two-year period ended December 31, 2014, provided no material physical changes were made to these properties during the period.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

6.3.	Economic data regarding geographic regions

The table below provides the macro-economic characteristics(*) of EQY’s main operating regions:

Macro-economic parameters	USA			Florida			New York			California
	As of December 31
	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014	2013	2012
Gross domestic product (PPP)	U.S.$ 17,416 billion	U.S.$ 16,768 billion	U.S.$ 16,163 billion	U.S.$ 829.3 billion	U.S.$ 803.2 billion	U.S.$ 783.3 billion	U.S.$ 1,344 billion	U.S.$ 1,239 billion	U.S.$ 1,206 billion	U.S.$ 275.7 billion	U.S.$ 2,080.6 billion	U.S.$ 2,057.9 billion
GDP per capita (PPP)	U.S.$ 54,678	U.S.$ 53,001	U.S.$ 51,450	U.S.$ 41,673	U.S.$ 40,980	U.S.$ 39,761	U.S.$ 68,234	U.S.$ 62,904	U.S.$ 61,526	U.S.$ 58,652	U.S.$ 54,324	U.S.$ 52,902
GDP growth rate (PPP)	3.87%	3.74%	4.16%	3.25%	3.35%	3.85%	8.5%	2.8%	3.1%	9.4%	3.8%	5.1%
GDP growth rate per capita (PPP)	3.16%	3.01%	3.42%	1.69%	1.76%	0.46%	8.5%	2.2%	2.6%	8.0%	3.0%	1.8%
Inflation rate	2.36%	1.31%	1.79%	1.4%	1.9%	2.1%	0.3%	1.5%	2.1%	1.8%	1.5%	2.1%
Nominal yield on long-term government debt(**)	0.83%	1.64%	0.41%	2.45%	4.15%	5%	3.44%	4.97%	4.12%	3.1%	3.6%	4.3%
Rating of long-term government debt(***)	AA+/Aaa	AA+/Aaa	AA+/Aaa	Aa1	Aa1	Aa1	Aa1	Aa2	Aa2	Aaa3	A1	A1
Exchange rate of NIS to U.S.$ as of December 31(****)	3.904	3.480	3.725	—		—	—	—	—	—	—	—
Unemployment rate(*****)	5.6%	7.4%	8.1%	5.6%	6.2%	8.0%	5.8%	7.0%	8.2%	7.0%	8.3%	10.4%

(*)	Unless stated otherwise, the data provided in the table are based on the following publications: for the United States - the International Monetary Fund (“IMF”) World Economic Outlook Database, October, 2014; for Florida - the U.S. Bureau of Labor Statistics; for California – State of California Department of Industrial Relations; for New York –the U.S. Bureau of Labor Statistics; 2014 data for Florida, California and New York – forecast data according to the U.S. Government Revenue.
(**)	For the United States - according to the U.S. Department of the Treasury, with respect to debentures for a 30-year period (www.treasury.gov) as of December 31 of each of the years 2012-2014; for Florida - according to FMS Bonds, Inc. with regard to Florida’s government debentures for a 30-year period as of February 19, 2015; for California – according to the publications of the California government with respect to debentures for a 20-year period as of February 19, 2015; for New York – according to the yield of the New York State municipal bonds for a 20-year period as of February 19, 2015.
(***)	According to S&P or Moody’s (www.moodys.com / www.standardandpoor.com).
(****)	According to O and A data (www.oanda.com).
(*****)	According to U.S. Department of Labor data (BLS.gov).

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

Additional macro-economic data

While throughout 2014 EQY witnessed a gradual, continuous improvement in the economic conditions, the pace of the economic improvement varied among its different operating regions. EQY assesses that the continued growth and the diversity of its properties portfolio in quality urban markets, together with the lack of availability of commercial properties in the relevant operating regions, which limits competition, will continue to assist it in countering the effects of existing challenges on its business.

6.4.	Aggregate data about the field of operation

The tables below provide data about EQY’s income-producing properties9.

The data in section 6.4 below do not include details regarding income-producing properties that are jointly owned by EQY and third parties which are presented according to the equity method, as referred to in section 6.1 above.

6.4.1.	GLA of income-producing properties

The following table provides details regarding the GLA of EQY’s income-producing properties as of December 31, 2014 and 2013 (in square meter thousands)10,11,12:

		As of December 31
Region	Total GLA of income- producing properties	2014		2013
			As a percentage of total property GLA		As a percentage of total property GLA
South Florida	Consolidated	435	30.9%	476	30.6%
	Company’s share	188		215
North Florida	Consolidated	229	16.3%	288	18.5%
	Company’s share	99		130
Southeastern USA(*)	Consolidated	214	15.2%	299	19.2%
	Company’s share	93		135
Northeastern USA(**)	Consolidated	293	20.8%	264	17.0%
	Company’s share	127		119
West Coast(***)	Consolidated	238	16.8%	227	14.6%
	Company’s share	100		100
Total	Consolidated	1,409	100.0%	1,554	100.0%
	Company’s share	607		699

9.	Unless explicitly stated otherwise, the data provided in this section with regard to EQY are as stated in the Company’s consolidated financial statements (and not in EQY’s financial statements, which are reported in accordance with U.S. GAAP); however, they are denominated in U.S.$, which is the relevant commercial currency for EQY.
10.	The reference to “Southeastern United States” in this section includes EQY’s income-producing properties in Georgia, North Carolina, Louisiana and Virginia.
11.	The reference to “Northeastern United States” in this section includes EQY’s income-producing properties in New York State, Massachusetts, Connecticut and Maryland.
12.	The reference to the “West Coast” in this section includes EQY’s income-producing properties in California.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

6.4.2.	Segmentation of the fair value of income-producing properties

The table below provides data about the value of EQY’s income-producing properties as of December 31, 2014 and 2013 (in U.S.$ thousands):

		As of December 31
Region	Fair value of income- producing properties	2014		2013
			As a percentage of total property value		As a percentage of total property value
South Florida	Consolidated	1,066,496	26.2%	1,039,052	27.4%
	Company’s share	461,717		469,213
North Florida	Consolidated	383,009	9.4%	391,379	10.3%
	Company’s share	165,788		176,711
Southeastern USA(*)	Consolidated	310,949	7.6%	347,561	9.2%
	Company’s share	134,763		157,076
Northeastern USA(**)	Consolidated	1,323,735	32.5%	1,117,232	29.5%
	Company’s share	573,696		505,095
West Coast(***)	Consolidated	990,683	24.3%	895,092	23.6%
	Company’s share	429,354		404,667
Total (in NIS thousands)	Consolidated	15,847,174	100%	13,156,186	100%
	Company’s share	6,865,323		5,944,997

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

6.4.3.	NOI

The table below provides data about EQY’s NOI for 2014, 2013 and 2012 (in U.S.$ thousands):

Region	NOI	2014		2013		2012
			As a percentage of the total property NOI		As a percentage of the total property NOI		As a percentage of the total property NOI
South Florida	Consolidated	69,544	28.4%	68,664	28.3%	72,960	30.6%
	Company’s share	30,842		31,081		32,226
North Florida	Consolidated	26,582	10.9%	29,467	12.2%	30,773	12.9%
	Company’s share	11,785		13,336		13,589
Southeastern USA	Consolidated	27,567	11.3%	33,799	13.9%	42,408	17.8%
	Company’s share	12,239		15,309		18,739
Northeastern USA	Consolidated	63,860	26.1%	56,406	23.3%	39,226	16.4%
	Company’s share	28,354		25,562		17,343
West Coast	Consolidated	57,326	23.3%	54,154	22.3%	53,190	22.3%
	Company’s share	25,453		24,541		23,517
Total (in NIS thousands)	Consolidated	873,752	100%	875,836	100%	919,874	100%
	Company’s share	387,755		396,684		406,476

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

6.4.4.	Revaluation gains (losses)

The table below provides data about EQY’s revaluation gains (losses) for the years 2012-2014 (in U.S.$ thousands):

Region	Revaluation gains (losses)	2014		2013		2012
			As a percentage of the total revaluation gains (losses)		As a percentage of the total revaluation gains (losses)		As a percentage of the total revaluation gains (losses)
South Florida	Consolidated	51,557	29.4%	56,037	29.7%	39,855	28.6%
	Company’s share	22,885		25,326		18,348
North Florida	Consolidated	20,897	11.9%	21,335	11.3%	2,835	2.0%
	Company’s share	9,280		9,641		1,284
Southeastern USA	Consolidated	9,768	5.6%	(1,872)	(1.0%)	5,362	3.8%
	Company’s share	4,338		(837)		2,495
Northeastern USA	Consolidated	41,448	23.6%	88,129	46.7%	45,839	32.9%
	Company’s share	18,403		39,938		21,147
West Coast	Consolidated	51,718	29.5%	24,913	13.3%	45,624	32.7%
	Company’s share	22,963		11,141		21,245
Total (in NIS thousands)	Consolidated	660,888	100.0%	673,020	100.0%	538,275	100.0%
	Company’s share	293,423		304,161		248,923

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

6.4.5.	Average rent per square meter

The table below provides data about EQY’s average monthly rent13 per square meter for 2014 and 2013 (in U.S.$).

The gap between the minimum rent and the maximum rent in each region is due to the variance between tenants and properties, including with respect to the rented area and the lease period, and in particular the variance in the lease terms of anchor tenants compared with other tenants.

Region	For the year ended December 31
	2014			2013
	Average rent	Minimum rent	Maximum rent	Average rent	Minimum rent	Maximum rent
South Florida	18.35	8.79	31.78	17.91	8.48	30.19
North Florida	14.38	6.16	24.41	13.43	3.75	24.87
Southeastern USA	12.67	5.12	25.86	11.90	5.06	30.45
Northeastern USA	28.14	8.65	111.42	28.90	9.43	125.89
West Coast	30.43	16.61	46.66	29.72	16.88	47.90

6.4.6.	Average occupancy rates

The table below provides data about EQY’s occupancy rates as of December 31, 2014, and the average occupancy rates in each of the years 2014 and 2013:

Region	As of December 31, 2014	For the year ended December 31, 2014(*)	For the year ended December 31, 2013(*)
South Florida	94.1%	92.7%	92.3%
North Florida	91.4%	88.1%	86.7%
Southeastern USA	95.0%	94.0%	89.9%
Northeastern USA	97.3%	98.0%	98.5%
West Coast	97.1%	97.5%	93.6%

(*)	The average occupancy rate for a specific year was calculated as the average of all occupancy rates at the end of every calendar quarter in the relevant year.

6.4.7.	Number of income-producing properties

The table below provides data about the number of EQY’s income-producing properties as of December 31, 2014 and 2013:

Region	As of December 31
	2014	2013
South Florida	38	42
North Florida	20	27
Southeastern USA	19	28
Northeastern USA	27	25
West Coast	13	12

Total	117	134

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

6.4.8.	Average yields

The table below provides data about the EQY’s actual average yields as of December 31, 2014 and 2013 (based on property value at the end of the year):

	As of December 31
Region	2014	2013
South Florida	6.25%	6.25%
North Florida	6.32%	7.11%
Southeastern USA	8.01%	8.22%
Northeastern USA	4.84%	5.31%
West Coast	5.80%	5.97%

6.5.	Expected rental income from lease agreements entered into(*)

	Period of recognition of income	Income from fixed components (in NIS thousands)	Income from variable components (estimate) (in NIS thousands)(**)	Number of terminating lease agreements	Area in the terminating agreements (in square meter thousands)
	Quarter 1	235,511	—	100	40
2015	Quarter 2	232,200	—	102	49
	Quarter 3	231,159	—	75	44
	Quarter 4	229,465	—	92	37
	2016	825,444	—	354	208
	2017	712,466	—	375	161
	2018	620,099	—	207	122
	2019 and thereafter	2,950,594	—	705	619

	Total	6,036,938	—	2,010	1,280

(*)	The Company’s management does not review on a current basis the expected rental income assuming exercise of the extension options given to the tenants. The data therefore assume non-exercise of tenant option periods.
(**)	The Company does not have information about its expected income from variable components in the lease agreements. As aforesaid in section 6.1 above, based on the majority of the agreements between EQY and its tenants, the tenants undertake to pay also a pro rata share of the property expenses, which in 2014, 2013 and 2012 represented 28.9%, 31.2% and 29.3%, respectively, of EQY’s total basic rental revenues. In addition, in the majority of the agreements, the rent is determined based also on a certain percentage of the revenue turnover of the property’s tenant, which in 2014, 2013 and 2012 represented 1.9%, 1.7% and 1.8% respectively, of EQY’s total basic rental revenues.

13	In this report, “average rent” means the total income from a property during the period (including rent, parking fees, management fees, etc., and excluding income arising from the revaluation of properties or their sale), divided by the average GLA in square meters rented out in the property in that period, excluding parking spaces.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

6.6.	Aggregate data about investment properties under construction in the field of operation

The table below provides aggregate data about EQY’s properties that were classified as investment properties under construction in the Company’s financial statements for 2012-2014(*):

Region	Parameters	For the year ended December 31
		2014	2013	2012
Northeastern USA	Number of properties under construction at the end of the period	—	1	1
	Total GLA under construction (planned) at the end of the period (in square meter thousands)	—	14	12
	Total costs invested in the current period (consolidated) (in U.S.$ thousand)	—	15,981	2,196
	The amount at which the assets are stated in the financial statements at the end of the period (consolidated) (in U.S.$ thousands)	—	34,883	9,668
	Construction budget during the subsequent period (estimate) (consolidated) (in U.S.$ thousands)	—	26,016	20,281
	Total balance of estimated construction budget for completion of the construction works (estimate for the end of the period) (consolidated) (in U.S.$ thousands)	—	38,541	45,281
	Percentage of the GLA under construction with respect to which lease agreements have been signed	—	48.6%	—
	Expected annual revenue (estimate) (consolidated) (in U.S.$ thousands) (**)	—	—	—

(*)	The reference to “investment properties under construction” does not include properties under redevelopment, nor does it include a property under development which at the reporting date is mainly income-producing (74% of the main areas), all of which are referred to within the framework of income-producing properties.
(**)	The datum refers to the representative estimated total annual revenue expected from projects the construction of which is scheduled to end in the following year, and for which lease agreements were signed with respect to 50% or more of their total GLA

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

6.7.	Aggregate data about plots of land in the field of operation

The table below provides aggregate data about EQY’s plots of land (that are classified in the Company’s financial statements as investment property):

		For the year ended December 31
Region	Parameters	2014	2013
South Florida	The amount at which the plots of land are stated in the financial statements at the end of the period (consolidated) (in U.S.$ thousands)	3,600	5,600
	The total area of plots of land at the end of the period (in square meter thousands)	64	67
	Total construction rights on land, according to approved plans (in square meter thousands)	11	11
North Florida	The amount at which the plots of land are stated in the financial statements at the end of the period (consolidated) (in U.S.$ thousands)	12,265	12,000
	The total area of plots of land at the end of the period (in square meter thousands)	269	273
	Total construction rights on land, according to approved plans (in square meter thousands)	26	20
Southeastern USA	The amount at which the plots of land are stated in the financial statements at the end of the period (consolidated) (in U.S.$ thousands)	3,900	3,900
	The total area of plots of land at the end of the period (in square meter thousands)	336	336
	Total construction rights on land, according to approved plans (in square meter thousands)	51	51
West Coast	The amount at which the plots of land are stated in the financial statements at the end of the period (consolidated) (in U.S.$ thousands)	3,770	4,000
	The total area of plots of land at the end of the period (in square meter thousands)	117	117
	Total construction rights on land, according to approved plans (in square meter thousands)	117	117

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

6.8.	Acquisition and sale of properties (aggregate)

The table below provides data about properties sold and acquired by EQY in each of the years 2014, 2013 and 2012:

			For the year ended December 31
Region			2014	2013	2012
South Florida	Properties sold	Number of properties sold during the period	6	3	—
		Proceeds from properties sold during the period (consolidated) (in U.S.$ thousands)	42,616	40,275	—
		Area of properties sold during the period (consolidated) (in square meter thousands)	35	17	—
		NOI of properties sold (consolidated) (in U.S.$ thousands)	3,011	1,190	—
		(Loss) recorded from the sale of properties (consolidated) (in NIS thousands)	(7,291)	(4,916)	—
North Florida	Properties sold	Number of properties sold during the period	7	6	—
		Proceeds from properties sold during the period (consolidated) (in U.S.$ thousands)	57,280	50,800	—
		Area of properties sold during the period (consolidated) (in square meter thousands)	61	48	—
		NOI of properties sold (consolidated) (in U.S.$ thousands)	2,376	1,654	—
		(Loss) recorded from the sale of properties (consolidated) (in NIS thousands)	(6,546)	(4,721)	—
	Properties acquired	Number of properties acquired during the period	—	1	—
		Cost of properties acquired during the period (consolidated) (in U.S.$ thousands)	—	3,049	—
		NOI of properties acquired (consolidated) (in U.S.$ thousands)	—	—	—
		Area of properties acquired during the period (consolidated) (in square meter thousands)	—	3	—

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

Region			For the year ended December 31
			2014	2013	2012
Southeastern USA	Properties sold	Number of properties sold during the period	11	21	5
		Proceeds from the realization of properties sold during the period (consolidated) (in U.S.$ thousands)	50,643	158,810	17,360
		Area of properties sold during the period (consolidated) (in square meter thousands)	96	183	46
		NOI of properties sold (consolidated) (in U.S.$ thousands)	2,645	4,853	1,389
		(Loss) recorded from the sale of properties (consolidated) (in NIS thousands)	(6,517)	(19,571)	(2,537)
	Properties acquired	Number of properties acquired during the period	1	—	—
		Cost of properties acquired during the period (consolidated) (in U.S.$ thousands)	370	—	—
		NOI of properties acquired (consolidated) (in U.S.$ thousands)	—	—	—
		Area of properties acquired during the period (consolidated) (in square meter thousands)	1	—	—
Northeastern USA	Properties sold	Number of properties sold during the period	—	—	—
		Proceeds from the realization of properties sold during the period (consolidated) (in U.S.$ thousands)	—	—	—
		Area of properties sold during the period (consolidated) (in square meter thousands)	—	—	—
		NOI of properties sold (consolidated) (in U.S.$ thousands)	—	—	—
		(Loss) recorded from the sale of properties (consolidated) (in NIS thousands)	—	—	—
	Properties acquired	Number of properties acquired during the period	4	5	7
		Cost of properties acquired during the period (consolidated) (in U.S.$ thousands)	88,822	92,129	176,148
		NOI of properties acquired (consolidated) (in U.S.$ thousands)	2,518	1,130	4,427
		Area of properties acquired during the period (consolidated) (in square meter thousands)	20	18	37

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

Region			For the year ended December 31
			2014	2013	2012
West Coast	Properties sold	Number of properties sold during the period	—	2	1
		Proceeds from the realization of properties sold during the period (consolidated) (in U.S.$ thousands)	—	45,325	53,829
		Area of properties sold during the period (consolidated) (in square meter thousands)	—	30	12
		NOI of properties sold (consolidated) (in U.S.$ thousands)	—	2,327	943
		(Loss) recorded from the sale of properties (consolidated) (in NIS thousands)	—	(7,032)	(5,564)
	Properties acquired	Number of properties acquired during the period	1	1	2
		Cost of properties acquired during the period (consolidated) (in U.S.$ thousands)	23,146	32,104	117,158
		NOI of properties acquired (consolidated) (in U.S.$ thousands)	1,524	367	5,287
		Area of properties acquired during the period (consolidated) (in square meter thousands)	10	15	24

(*)	Includes the costs of the sale of these properties.

6.9.	Human capital

As of December 31, 2014, EQY (and its wholly-owned subsidiaries) has 155 full-time employees (168 employees in 2013), as follows: management – 4 employees; finance and treasury – 13 employees; accounting – 15 employees; rental – 21 employees; human resources – 3 employees; information technologies – 9 employees; legal department – 8 employees; administration – 4 employees; marketing – one employee; development and construction department – 9 employees; property portfolio management – 5 employees; property accounting – 28 employees; properties management department – 36 employees.

The said employees are employed either by EQY or by its wholly-owned subsidiaries, some under employment contracts, and are entitled to a base salary and annual bonuses. EQY’s officers are also entitled to long-term stock-based compensation, inter alia according to the compensation plans described below.

6.9.1.	EQY’s stock-based compensation plans

(a) 2000 stock-based compensation plan

Within the framework of the 2000 stock-based compensation plan (which has been amended from time to time; the “2000 plan”), EQY is authorized to grant to management, employees, directors and service providers of EQY and its subsidiaries up to 13.5 million shares. Under the 2000 plan, entitled individuals can be allotted stock options as well as deferred stock, restricted stock, stock appreciation rights or any other form of compensation based on the value of EQY’s shares, this being at the discretion of the Compensation Committee or the Board of Directors of EQY. Under the 2000 plan, each stock option is exercisable over a period stipulated in the specific agreement between EQY and each allottee, provided that the aforesaid exercise period is not to exceed ten years from the grant date. In May 2011, the compensation plan was extended and will end at the earlier of July 2021 or when all shares included in the plan are allotted.

According to the aforementioned plan, in addition to grants to EQY’s employees, every director who is not an employee of EQY is entitled to receive restricted stock upon his appointment and every year thereafter.

As of December 31, 2014, 1,208 thousand EQY stock options had been granted (that had not yet been exercised or had not yet expired) under the 2000 plan, at an average exercise price of U.S.$ 22.37 per share (including 958 thousand stock options exercisable on said date, while the vesting period for the remaining options has not yet ended). As of the aforementioned date, there are also 180 thousand shares, which had been granted as restricted stock under the 2000 plan, and which have not yet vested. It should be noted that each holder of restricted stock is entitled to the dividend receivable from EQY with respect to those shares, even prior to their vesting.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

(b)	Employee stock purchase plan

Under this plan, which was adopted in October 2004, EQY’s employees (including directors employed by EQY) are entitled to acquire EQY shares at a price that reflects a benefit relative to the share market price, and the cost of the shares will be deducted from their salaries. On March 31, 2014, the plan expired in accordance with its original terms. Accordingly, EQY’s board of directors has approved an amended employee stock purchase plan which updates the terms of the plan dated October 2004, and that was approved in the annual meeting of EQY’s shareholders in May 2014.

6.10.	Credit and financing

6.10.1.	Credit rating – EQY’s debentures are rated by Moody’s at Baa2 (Stable Outlook) and by S&P at BBB- (Positive Outlook).

6.10.2.	Share issuance – For details regarding the issuance of EQY shares to the public in September 2014, and in March 2015, and the Company’s participation in these issues, refer to Notes 9d and 40e to the financial statements.

6.10.3.	Mortgages - The balance of EQY’s liabilities secured by pledges was U.S.$ 309 million (NIS 1,202 million) as of December 31, 2014; U.S.$ 434 million (NIS 1,508 million NIS) as of December 31, 2013; and U.S.$ 444 million (NIS 1,657 million) as of December 31, 2012.

6.10.4.	Additional financing obtained from financial institutions – During the reporting period, EQY was provided, by a syndication of several banks, an unsecured revolving credit line in the amount of U.S.$ 600 million and at an interest rate which stands at Libor plus 0.875% to 1.55% (the added rate depends on the rating of EQY’s unsecured debentures). The credit line is in effect until the end of 2018, with an extension option for one more year, subject to certain conditions. The said credit line replaced the revolving credit line in the amount of U.S.$ 575 million of EQY, such that at the report approval (“report date”) date EQY has unsecured revolving credit lines from banks in the total amount of U.S.$ 605 million. According to the terms of the credit lines, as of December 31, 2014 EQY was allowed to utilize this amount in full. As of December 31, 2014 EQY has utilized U.S.$ 37 million and has granted letters of credit in a total amount of U.S.$ 2.2 million dollars. In addition, EQY has an unsecured loan in the amount of U.S.$ 250 million.

6.10.5.	Debentures – As of December 31, 2014, EQY has unsecured debentures of par value U.S.$ 731 million. The debentures bear fixed interest at an annual rate ranging between 3.75% and 6.25%, and are redeemable between 2015 and 2022. For the debentures’ ratings, refer to section 6.10.1 above.

6.10.6.	Summary of balances:

The following table presents the long-term credit and loans (including current maturities of mortgages and debentures in the amount of U.S.$ 133 million) received by EQY to finance its operations (excluding loans of joint ventures presented according to the equity method), as of December 31, 2014(*):

	Balance (U.S.$ in thousands)	Weighted interest rate (**)	Average repayment period (years) (***)
Secured loans from financial institutions at fixed interest(****)	309,140	6.03%	4.4
Unsecured loans from financial institutions at variable interest(*****)	287,000	2.44%	4.1
Unsecured debentures at fixed interest(******)	727,328	5.02%	4.3
Total	1,323,468	—	—

(*)	The data provided in this section are as stated in the Company’s consolidated financial statements and not in EQY’s financial statements, which are reported in accordance with U.S. GAAP.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

(**)	The effective interest rate is not materially different from the weighted interest rate.
(***)	Calculated only according to the repayment dates of the credit principal.
(****)	Loans for specific use, taken to finance real estate properties.
(*****)	An interest rate swap for a rate between 1.10% to 1.56% exists with respect to U.S.$ 250 million.
(******)	Loans not designated for specific use.

6.10.7.	Financial covenants

Some of the debentures, loans and credit facilities granted to EQY and its wholly-owned subsidiaries during the ordinary course of business require compliance with financial and other covenants. For details regarding these covenants, refer to Note 22d2 to the financial statements.

Also, some of the mortgages granted to EQY and its subsidiaries in the ordinary course of business, require compliance with financial and other covenants with respect to the specific property for which the loan was granted.

2014 and immediately prior to the approval date of this report, EQY and its wholly-owned subsidiaries are in compliance with all the prescribed covenants.

7.	Acquisition, development and management of shopping centers in Canada

7.1.	General

In Canada, the Group operates through the subsidiary FCR, a public company listed on the Toronto Stock Exchange (TSX), that is the owner, operator and developer of income-producing properties, mainly neighborhood and regional shopping centers that are anchored by supermarkets or by other retail stores, which are located mainly in urban growth markets. FCR operates mainly in central Canada in Ontario, in eastern Canada in Quebec and Ottawa, and in western Canada in Alberta and in British Columbia. FCR owns 153 income-producing properties with a GLA of 2.2 million square meters, as well as 5 shopping centers under development and several plots of land for investment.

As of December 31, 2014, the Company owns 44.0% of FCR’s share capital (40.3% on a fully diluted basis). For details regarding the shareholders’ agreement between the Company and Alony-Hetz regarding their interests in FCR, refer to section 23.3 below.

FCR focuses on urban regions characterized by population stability or growth, and intends to continue working mainly around its target markets, among them Toronto, Calgary and Edmonton, Vancouver, Montreal, Ottawa and Quebec City.

As part of FCR’s goals, it intends to continue carrying out selective purchases of quality urban properties in attractive locations in its target markets and of properties adjacent to its existing properties, and to continue the selective sales of properties that are not its business core as well as its development activity.

For each of the properties FCR owns, it incurs expenses which include property tax as well as costs with respect to the maintenance of common areas (cleaning, maintenance, insurance, etc.). In its leases, FCR includes a clause that obliges tenants to bear part of the aforementioned costs. FCR counts among its tenants Loblaw Companies Limited, a food and pharma chain in Canada accountable for 10.2% of FCR’s rental income in 2014.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

7.2.	Summary results of operation

Following are the summary results of operations in the field of operation for the years ended December 31, 2014, 2013 and 2012 (in NIS thousands and in C$ thousands)(*):

	For the year ended December 31
	2014	2013	2012	2014	2013	2012
	In NIS thousands			In C$ thousands
Total rental income (consolidated)	2,099,965	2,215,584	2,237,241	648,441	631,605	579,466
Gains from revaluations (consolidated)	137,136	199,916	1,103,398	42,078	56,086	286,777
Operating profit (consolidated) (**)	1,193,274	1,292,403	1,319,130	368,651	368,368	341,716
Same property NOI (consolidated)	998,787	1,048,018	—	308,401	298,717	—
Same property NOI (Company’s share)	446,961	475,221	—	138,011	135,453	—
Total NOI (consolidated)	1,318,205	1,302,865	1,426,309	406,909	398,010	369,347
Total NOI (Company’s share)	589,901	590,779	689,001	182,093	180,476	178,570

(*)	Does not include income-producing properties which are partly owned by FCR, which are presented according to the equity method.
(**)	The operating profit refers to the accounting operating profit in accordance with IFRS, excluding revaluation gains.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

7.3.	Economic data regarding geographic regions

The table below provides the macro-economic characteristics(*) of FCR’s main operating regions:

	Canada			Central Canada – Ontario			Eastern Canada – Quebec			Western Canada
										Alberta			British Columbia
	For the year ended December 31
	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014	2013	2012
Gross domestic product (PPP)(***)	U.S.$ 1,579. billion	U.S.$ 1,518 billion	U.S.$ 1,466billion	(**)	U.S.$ 695,705 million	U.S.$ 676,589 million	(**)	U.S.$ 362,846 million	U.S.$ 358,976 million	(**)	U.S.$ 338,166million	U.S.$ 312,871million	(**)	U.S.$ 229,685 million	U.S.$ 220,680 million
GDP per capita (PPP) (***)	U.S.$ 44,519	U.S.$ 43,253	U.S.$ 42,259	(**)	U.S.$ 51,123	U.S.$ 50,211	(**)	U.S.$ 44,331	U.S.$ 44,210	(**)	U.S.$ 83,018	U.S.$ 79,070	(**)	U.S.$ 49,859	U.S.$ 48,367
GDP growth rate (PPP)	3.98%	3.54%	3.54%	(**)	2.83%	4.81%	(**)	1.08%	3.8%	(**)	8.08%	5.96%	(**)	4.08%	1.35%
GDP growth rate per capita (PPP)	2.93%	2.35%	2.35%	(**)	1.82%	4.0%	(**)	0.27%	2.0%	(**)	4.99%	1.2%	(**)	3.09%	1.7%
Inflation rate	2.17%	0.98%	0.94%	2.4%	1. 6%	1.4%	1.4%	1.1%	2%	2.6%	2.7%	1.1%	1.0%	0.0%	1.1%
Yield on long term government debt (****)	2.33%	3.24%	2.26%	2.21%	3.23%	2.96%	2.15%	3.45%	2.96%	2.09%	3.05%	2.70%	2.05%	3.07%	2.81%
Rating of long-term government debt(*****)	AAA/ Aaa	AAA/ Aaa	AAA/Aaa	AA-	AA-	AA-	A+	A+	A+	AAA	AAA	AAA	AAA	AAA	AAA
Exchange rate of U.S.$ to C$ as of December 31(******)	0.860	0.935	1.003	—	—	—	—	—	—	—	—	—	—	—	—

(*)	Unless stated otherwise, the data provided in the table are based on the following publications: for Canada- the IMF World Economic Outlook Database, October 2014; for Ontario, Quebec, Alberta and British Columbia – according to Stats Canada’s publications as of November 5, 2014, and for the inflation rate at these districts – as on January 23, 2015.
(**)	To the best of the Company’s knowledge, this information has not been published yet.
(***)	The GDP and the GDP per capita in the Canadian districts are in U.S.$ terms and not in PPP terms.
(****)	With respect to data relevant to Canada – according to the Bank of Canada, based on 10-year debentures and debentures for longer periods as of December 31, 2013; the data regarding Quebec, Ontario, Alberta and British Columbia is as published by the Canadian Fixed Income for government debentures yields for Ontario (10-year), Quebec (10-year), Alberta (9-year) and British Columbia (9-year), respectively, as of February 25, 2015.
(*****)	According to S&P or Moody’s (www.moodys.com / www.standardandpoor.com).
(******)	According to OandA data (www.oanda.com).

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

Additional macro-economic data

As of December 31, 2014, Canada’s economy is growing at a moderate pace, yet on the backdrop of the uncertainty in the global economic environment. As a result, in 2014 the yields of long-term Canadian government bonds were volatile, declining over time. Within this economic environment, FCR focuses on maintaining access to all long-term capital resources, at the lowest possible price. In particular, FCR has continued to attempt to refinance, while increasing the redemption range of the debentures it has issued.

Also, FCR is witnessing several trends in the Canadian urban markets which could potentially affect its operations, inter alia the introduction of large U.S. retailers into the Canadian market, which accelerates growth and results in the repositioning of the tenants in FCR’s markets ; several retail chains that have announced that they are reducing the distribution of their branches and closing stores and/or are bankrupt; a change in consumption habits and preferences, including the effect of online retail; the fact that the Canadian population is growing older, which in turn means that its needs will be mainly health, comfort and service based; and a change in demand as a result of Canada’s immigration policy.

As a result of the aforesaid continued changes, FCR continues to focus on preserving the competitiveness of its shopping centers. The goals of the strategy of FCR’s management are to continue to ensure that its shopping centers remain attractive to quality tenants and to their customers.

7.4.	Aggregate data about the field of operation

The tables below provide data about FCR’s income-producing properties.

The data in section 7.4 below do not include details regarding income-producing properties that are jointly-owned by FCR and third parties that are presented according to the equity method.

7.4.1.	GLA of income-producing properties

The following table provides details regarding the GLA of FCR’s income-producing properties as of December 31, 2014 and 2013 (in square meter thousands):

		As of December 31
Region	Total GLA of income- producing properties	2014		2013
			As a percentage of total property GLA		As a percentage of total property GLA
Central Canada(*)	Consolidated	784	35.9%	814	36.8%
	Company’s share	345		368
Eastern Canada(**)	Consolidated	751	34.4%	703	31.8%
	Company’s share	330		318
Western Canada(***)	Consolidated	647	29.7%	692	31.4%
	Company’s share	284		313
Total	Consolidated	2,182	100%	2,209	100%
	Company’s share	959		999

(*)	The reference to “Central Canada” in section 7.4 includes FCR’s properties in Ontario (excluding Ottawa).
(**)	The reference to “Eastern Canada” in section 7.4 includes mainly FCR’s properties in Quebec and in Ottawa.
(***)	The reference to “Western Canada” in section 7.4 includes FCR’s properties in British Columbia and Alberta.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

7.4.2.	The fair value of income-producing properties

The table below provides data about the fair value of FCR’s income-producing properties as of December 31, 2014 and 2013 (in C$ thousands):

		As of December 31
Region		2014		2013
	Fair value of income- producing properties		As a percentage of total property value		As a percentage of total property value
Central Canada	Consolidated	3,135,880	42.8%	2,871,242	42.2%
	Company’s share	1,378,803		1,298,862
Eastern Canada	Consolidated	1,684,346	23.0%	1,461,235	21.5%
	Company’s share	740,584		661,018
Western Canada	Consolidated	2,511,877	34.2%	2,473,400	36.3%
	Company’s share	1,104,438		1,118,890
Total (in NIS thousands)	Consolidated	24,625,601	100%	22,215,743	100%
	Company’s share	10,827,539		10,049,721

7.4.3.	NOI

The table below provides data about FCR’s NOI for 2014, 2013 and 2012 (in C$ thousands):

Region	NOI	2014		2013		2012
			As a percentage of the total property NOI		As a percentage of the total property NOI		As a percentage of the total property NOI
Central Canada	Consolidated	170,389	41.9%	169,498	42.6%	154,744	41.9%
	Company’s share	76,250		76,859		74,819
Eastern Canada	Consolidated	97,560	24.0%	95,706	24.0%	88,797	24.0%
	Company’s share	43,659		43,398		42,930
Western Canada	Consolidated	138,960	34.1%	132,806	33.4%	125,816	34.1%
	Company’s share	62,185		60,220		60,827
Total (in NIS thousands)	Consolidated	1,318,205	100.0%	1,302,865	100.0%	1,426,309	100.0%
	Company’s share	589,901		590,779		689,566

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

7.4.4.	Revaluation gains

The table below provides data about FCR’s revaluation gains for the years 2014-2012 (in C$ thousands):

Region	Revaluation gains	2014		2013		2012
			As a percentage of the total revaluation gains		As a percentage of the total revaluation gains		As a percentage of the total revaluation gains
Central Canada	Consolidated	61,932	147.4%	28,533	55.7%	122,652	45.5%
	Company’s share	27,715		12,938		59,297
Eastern Canada	Consolidated	(26,834)	(63.9%)	9,722	19.0%	31,978	11.9%
	Company’s share	(12,008)		4,408		15,460
Western Canada	Consolidated	6,920	16.5%	13,000	25.3%	115,000	42.6%
	Company’s share	3,097		5,895		55,598
Total (in NIS thousands)	Consolidated	136,940	100.0%	182,696	100.0%	1,037,424	100.0%
	Company’s share	61,284		82,841		501,552

7.4.5.	Average rent per square meter

The table below provides data about FCR’s average monthly rent per square meter for 2014 and 2013 (in C$):

Region	For the year ended December 31
	2014	2013
Central Canada	27.74	26.36
Eastern Canada	19.38	18.87
Western Canada	24.85	24.13

7.4.6.	Average occupancy rates

The table below provides data about the occupancy rates of FCR’s properties as of December 31, 2014, and the average occupancy rates for the years 2014 and 2013:

Region	As of December 31, 2014	For the year ended December 31, 2014(*)	For the year ended December 31, 2013(*)
Central Canada	97.1%	96.7%	95.8%
Eastern Canada	94.8%	95.1%	94.9%
Western Canada	95.9%	95.3%	94.8%

(*)	The average occupancy rate for a specific year was calculated as the average of all occupancy rates at the end of every calendar quarter in the relevant year.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

7.4.7.	Number of income-producing properties

The table below provides data about the number of FCR’s income-producing properties as of December 31, 2014 and 2013:

Region	As of December 31
	2014	2013
Central Canada	57	60
Eastern Canada	51	53
Western Canada	46	47

Total	154	160

7.4.8.	Average yields

The table below provides data about FCR’s actual average yields as of December 31, 2014 and 2013 (based on property value at the end of the year):

Region	As of December 31
	2014	2013
Central Canada	5.39%	5.61%
Eastern Canada	6.22%	6.13%
Western Canada	5.43%	5.36%

7.5.	Expected rental income from lease agreements entered into(*)

	Period of recognition of income	Income from fixed components (in NIS thousands)	Income from variable components (estimate) (in NIS thousands)(**)	Number of terminating lease agreements	Area in the terminating agreements (in square meter thousands)
2015	Quarter 1	347,625	184,750	200	52
	Quarter 2	343,696	182,755	159	53
	Quarter 3	334,940	178,318	155	45
	Quarter 4	328,609	174,966	235	61
	2016	1,232,694	656,136	550	206
	2017	1,097,590	584,645	580	272
	2018	943,820	503,061	585	276
	2019 and thereafter	3,773,535	2,017,279	1,795	1,204

	Total	8,402,509	4,481,910	4,259	2,169

(*)	The Company’s management does not review on a current basis the expected rental income assuming exercise of the extension options given to the tenants. These data therefore assume non-exercise of tenant option periods.
(**)	Variable rent was estimated as a percentage of the total rental income in 2014.

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DESCRIPTION OF THE COMPANY’S BUSINESS

7.6.	Aggregate data about investment properties under construction in the field of operation

The table below provides aggregate data about FCR’s properties that were classified as investment properties under construction in the Company’s financial statements(*):

		For the year ended December 31
Region	Parameters	2014	2013	2012
Eastern Canada	Number of properties under construction at the end of the period	1	2	3
	Total GLA under construction (planned) at the end of the period (in square meter thousands)	2.0	42.0	39.9
	Total costs invested in the current period (consolidated) (in C$ thousands)	44,219	145,996	48,369
	The amount at which the properties are stated in the financial statements at the end of the period (consolidated) (in C$ thousands)	51,680	169,465	150,086
	Construction budget during the subsequent period (estimate) (consolidated) (in C$ thousands)	11,630	11,934	45,579
	Total balance of estimated construction budget for completion of the construction works (estimate as of the end of the period) (consolidated) (in C$ thousands)	11,630	12,309	92,193
	Percentage of the GLA under construction with respect to which lease agreements have been signed	97%	97%	95%
	Expected annual revenue (estimate) (consolidated) (in C$ thousands) (*)	2,152	—	—
Central Canada	Number of properties under construction at the end of the period	2	2	3
	Total GLA under construction (planned) at the end of the period (in square meter thousands)	45.2	47.3	3.4
	Total costs invested in the current period (consolidated) (in C$ thousands)	60,898	122,410	59,095
	The amount at which the properties are stated in the financial statements at the end of the period (consolidated) (in C$ thousands)	64,261	150,658	251,697
	Construction budget during the subsequent period (estimate) (consolidated) (in C$ thousands)	32,870	—	6,733
	Total balance of estimated construction budget for completion of the construction works (estimate as of the end of the period) (consolidated) (in C$ thousands)	98,497	1,299	7,503
	Percentage of the GLA under construction with respect to which lease agreements have been signed	99%	98%	93%
	Expected annual revenue (estimate) (consolidated) (in C$ thousands) (*)	N/A	8,168	—
Western Canada	Number of properties under construction at the end of the period	1	—	—
	Total GLA under construction (planned) at the end of the period (in square meter thousands)	29.6	—	—
	Total costs invested in the current period (consolidated) (in C$ thousands)	26,321	—	—
	The amount at which the properties are stated in the financial statements at the end of the period (consolidated) (in C$ thousands)	26,284	—	—
	Construction budget during the subsequent period (estimate) (consolidated) (in C$ thousands)	50,831	—	—
	Total balance of estimated construction budget for completion of the construction works (estimate as of the end of the period) (consolidated) (in C$ thousands)	53,684	—	—
	Percentage of the GLA under construction with respect to which lease agreements have been signed	N/A	—	—
	Expected annual revenue (estimate) (consolidated) (in C$ thousands) (*)	30	—	—

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DESCRIPTION OF THE COMPANY’S BUSINESS

(*)	The reference to “investment properties under construction” does not include properties under redevelopment, nor does it include a property under development which at the reporting date is mainly income-producing (80% of the main areas), all of which are referred to within the framework of income-producing properties.
(**)	The datum refers to the representative estimated total annual revenue expected from projects the construction of which is scheduled to end in the following year, and for which lease agreements were signed with respect to 50% or more of their total GLA.

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DESCRIPTION OF THE COMPANY’S BUSINESS

7.7.	Aggregate data about plots of land for investment in the field of operation

The table below provides aggregate data about FCR’s plots of land for investment (that are classified in the Company’s financial statements as investment property):

		For the year ended December 31
Region	Parameters	2014	2013
Eastern Canada	The amount at which the plots of land are stated in the financial statements at the end of the period (consolidated) (in C$ thousands)	8,507	8,499
	The total area of plots of land at the end of the period (in square meter thousands)	58	58
	Total construction rights on land, according to approved plans (in square meter thousands)(*)	15	15
Central Canada	The amount at which the plots of land are stated in the financial statements at the end of the period (consolidated) (in C$ thousands)	7,402	119,376
	The total area of plots of land at the end of the period (in square meter thousands)	58	192
	Total construction rights on land, according to approved plans (in square meter thousands)	16	39
Western Canada	The amount at which the plots of land are stated in the financial statements at the end of the period (consolidated) (in C$ thousands)	19,553	38,168
	The total area of plots of land at the end of the period (in square meter thousands)	215	273
	Total construction rights on land, according to approved plans (in square meter thousands)	—	—

(*)	Construction rights in the plots of land specified in this section include also the construction rights as estimated by FCR’s management.

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DESCRIPTION OF THE COMPANY’S BUSINESS

7.8.	Acquisition and sale of properties (aggregate)

The table below provides data about properties sold and acquired by FCR in each of the years 2014, 2013 and 2012(*):

			For the year ended December 31
Region			2014	2013	2012
Eastern Canada	Properties sold	Number of properties sold during the period	4	6	2
		Proceeds from the realization of properties sold during the period (consolidated) (in C$ thousands)	31,800	93,144	14,035
		Area of properties sold during the period (consolidated) (in square meter thousands)	75	50	13
		Adjusted NOI of properties sold (consolidated) (in C$ thousands)	1,850	5,597	1,144
		Profit (loss) recorded from the sale of properties (consolidated) (in NIS thousands)	—	—	—
	Properties acquired	Number of properties acquired during the period	4	8	14
		Cost of properties acquired during the period (consolidated) (in C$ thousands)	87,400	27,200	154,900
		NOI of properties acquired (consolidated) (in C$ thousands)	5,420	4,177	8,618
		Area of properties acquired during the period (consolidated) (in square meter thousands)	18	13	86
Central Canada	Properties sold	Number of properties sold during the period	7	6	5
		Proceeds from the realization of properties sold during the period (consolidated) (in C$ thousands)	140,300	92,694	140,631
		Area of properties sold during the period (consolidated) (in square meter thousands)	145	86	76
		Adjusted NOI of properties sold (consolidated) (in C$ thousands)	6,594	5,931	9,386
		Profit (loss) recorded from the sale of properties (consolidated) (in NIS thousands)	—	—	—

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DESCRIPTION OF THE COMPANY’S BUSINESS

Central Canada	Properties acquired	Number of properties acquired during the period	11	12	29
		Cost of properties acquired during the period (consolidated) (in C$ thousands)	88,600	127,300	314,100
		Adjusted NOI of properties acquired (consolidated) (in C$ thousands)	1,776	1,246	14,432
		Area of properties acquired during the period (consolidated) (in square meter thousands)	19	33	116
Western Canada	Properties sold	Number of properties sold during the period	4	4	5
		Proceeds from the realization of properties sold during the period (consolidated) (in C$ thousands)	73,600	56,355	100,021
		Area of properties sold during the period (consolidated) (in square meter thousands)	25	23	35
		Adjusted NOI of properties sold (consolidated) (in C$ thousands)	4,281	3,210	7,437
		Profit recorded from the sale of properties (consolidated) (in NIS thousands)	—	—	—
	Properties acquired	Number of properties acquired during the period	9	4	13
		Cost of properties acquired during the period (consolidated) (in C$ thousands)	50,900	70,200	329,800
		Adjusted NOI of properties acquired (consolidated) (in C$ thousands)	2,511	2,624	15,006
		Area of properties acquired during the period (consolidated) (in square meter thousands)	22	28	97

(*)	It is clarified that the disclosure of properties sold and acquired by FCR in a certain year refers to all property acquisitions by FCR during the year. However, if the properties were acquired in proximity to FCR’s existing properties, after the acquisition FCR treats them as part of these existing properties, and such acquired properties are therefore not counted separately among FCR’s properties, as specified in Section 7.4.7 above. In addition, the profit (loss) from the sale excludes sale expenses.

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DESCRIPTION OF THE COMPANY’S BUSINESS

7.9.	Human capital

7.9.1.	As of December 31, 2014, FCR (and its wholly-owned subsidiaries) has 422 full-time employees (416 employees in 2013), in the property management (including development, rental and construction management), legal, administration, accounting and finances, IT and human resources departments.

The said employees are employed by FCR or its subsidiaries, under personal contracts, and are entitled to a base salary, various benefits (such as health insurance, life insurance etc.), performance-based annual bonuses and long-term compensation in shares of FCR , inter alia according to the plans described below.

7.9.2.	FCR’s share-based compensation plans

(a) Share option plan

Pursuant to this plan (established in 2003 and amended from time to time), as of December 31, 2014, FCR has a framework of up to 15.2 million share options that are exercisable into FCR shares, which are intended to be granted to FCR’s employees, officers and directors, usually with a maximum exercise period of ten years; exercise of the options is subject to vesting periods determined at the time of grant (usually five years). As of December 31, 2014, share options had been granted that are exercisable into 5 million shares in FCR and that had not yet been exercised (of which 3 share options are exercisable at the aforesaid date, and the vesting periods of the remaining share options have yet to elapse), and each of these is exercisable into one ordinary share at an average price of C$ 16.9. In addition, 3.3 million share options are available for future allotment.

(b) Restricted share unit plan

Pursuant to this plan (established in 2003 and amended from time to time), restricted share units are granted to FCR’s employees and to its officers. Each such unit has a vesting period of 3 three years, and confers on its holder the right to receive one share of FCR or its cash value (or a combination of the two), at FCR’s discretion. As of December 31, 2014, 328 thousand restricted share units that had not yet been allotted and that had not yet vested as of the said date had been granted under the aforesaid plan.

(c) Directors Deferred share unit plan

Pursuant to this plan (established in 2003 and amended from time to time), directors who are not employed by FCR are entitled to receive the compensation for their service as directors in deferred share units. Each such unit may be redeemed once its holder no longer serves as a director of FCR or of any of its subsidiaries, and confers on its holder the right to receive one share or its cash value (or a combination of the two), at FCR’s discretion. As of December 31, 2014, 452 thousand deferred share units that had not yet vested as of the said date had been granted under the aforesaid plan.

7.10.	Credit and financing

7.10.1.	Credit rating – FCR’s debentures are rated BBB (High) (Stable Outlook) by DBRS and Baa2 (Stable Outlook) by Moody’s.

7.10.2.	Share issuance - Regarding the public offering of FCR shares to the public in place of interest in respect of convertible debentures, refer to Note 21 to the financial statements. For details regarding the public offering of FCR shares in September 2014 and the Company’s participation in this offering, refer to Note 9e to the financial statements. For details regarding the public offering of FCR shares in February 2015, refer to Note 40d to the financial statements.

7.10.3.	Convertible debentures - As of December 31, 2014, FCR has unsecured convertible debentures of par value C$ 388 million.For additional details, refer to Note 21b to the financial statements.

7.10.4.	Mortgages - The total of FCR’s lien-secured liabilities was C$ 1,173 million (NIS 3,941 million) as of December 31, 2014; C$ 1,367 million (NIS 4,461 million) as of December 31, 2013 and C$ 1,614 million (NIS 6,051 million) as of December 31, 2012.

7.10.5.

Additional financing obtained from financial institutions – during the reporting period, FCR completed the increase, extension and re-pricing of a revolving credit line with a syndication of several banks, within the framework of which the unsecured revolving credit lines was increased to C$ 800 (in lieu of C$ 600 million) and extended until June 2017, and the interest rate with respect thereof was reduced to BA+1.20% or Prime+0.20% as of the reporting date (in lieu of BA+1.325% or Prime+0.325%). In addition, in the reporting period FCR completed the extension and re-pricing of a revolving credit line from a bank in the amount of

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

C$ 75 million, secured by a pledge on projects in construction, such that the credit line was extended by one year to the end of 2015, and the interest rate with respect thereof was reduced to BA+1.125% or Prime+0.125% as of the reporting date (in lieu of BA+1.25% or Prime+0.25%). As of December 31, 2014, the credit lines were not utilized. However, guarantees in the amount of C$ 42.2 million (NIS 142 million) were provided for these credit lines.

7.10.6.	Debentures - As of December 31, 2014, FCR has unsecured debentures (not including convertible debentures) of par value C$ 2,160 million (of which debentures of par value C$ 510 million were issued in 2014). The debentures bear fixed interest at an annual rate averaging 4.71%, and are redeemable between 2017 and 2025. The debentures were rated as aforesaid in section 7.10.1 above.

7.10.7.	Summary of balances:

The following table presents the long-term credit and loans (including current maturities in the amount of C$ 254 million) received by FCR to finance its operations, as of December 31, 2014:

	Balance (C$ in thousands)	Weighted interest rate	Average repayment period (years) (*)
Secured loans from financil institutions at fixed interest(**)(***)	1,165,625	5.03%	3.8
Loans from financial institutions at variable interest that are secured by a pledge on properties	7,785	2.73%	0.3
Unsecured debentures at fixed interest (***)(****) (*****)	2,149,174	4.71%	7.0
Loans from others that are secured by a short-term pledge	3,572	1.00%	—

Total	3,326,156	—	—

(*)	Calculated only according to the repayment dates of the credit principal.
(**)	The effective interest rate is 4.7%%.
(***)	Loans not designated for specific use by FCR.
(****)	Excludes debentures which are convertible into FCR shares.
(*****)	The effective interest rate is 4.81%.

7.10.8.	Financial covenants

Some of the debentures, loans and credit facilities granted to FCR and its wholly-owned subsidiaries during the ordinary course of business require compliance with financial and other covenants. For details regarding FCR’s financial covenants, refer to Note 22d3 to the financial statements.

Also, some of the mortgages granted to FCR and its subsidiaries in the ordinary course of business, require compliance with financial and other covenants with respect to the specific property for which the loan was granted.

As of December 31, 2014 and immediately prior to the approval date of this report, FCR and its wholly-owned subsidiaries are in compliance with all the prescribed covenants.

8.	Acquisition, development and management of shopping centers in Northern Europe

8.1.	General

In Northern Europe, the Company operates mainly through CTY, whose shares are listed on the Helsinki Stock Exchange (Nasdaq OMX), in Finland. CTY is the owner, developer and operator of supermarket-anchored urban shopping centers and is a market leader in the shopping centers sector in Finland and Estonia and among the leaders in Sweden. CTY operates mainly in Helsinki and other major cities in Finland, as well as in Sweden, Estonia, Lithuania and Denmark. As of December 31, 2014, CTY owns 59 income-producing properties (of which 35 are shopping centers and the rest are other retail properties; including a jointly-controlled property) with a GLA of 1.0 million square meters and a shopping center under development.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

During the reporting period, the Company purchased shares of CTY in a total amount of EUR 96.5 million (NIS 453 million; of which EUR 87.6 million were invested as part of a rights issue by CTY in July 2014, in a total amount of EUR 196.5 million). As of December 31, 2014, the Company owns directly 42.8% of CTY’s issued share capital and voting rights (42.4% in full dilution).

On June 9, 2014, CTY completed a private placement of 77.9 million shares (representing 15% of CTY’s post-issuance share capital) for a total consideration of EUR 206.4 million (EUR 2.65 per share) to CPPIBEH. Concurrent with CTY and CPPIBEH’s entering into the agreement for the said private placement, the Company entered into a governance agreement with CPPIBEH as provided in section 23.6 below.

CTY’s principal customers are supermarkets, retail stores (local and international), and banks. One of its tenants is Kesko, a leading supermarket chain in Finland, and 15.4% of CTY’s rental income in 2014 are from its engagements with various chains owned by Kesko (16.1% in 2013).

According to most of the agreements signed between CTY and its tenants, tenants undertake to pay, in addition to rent, management fees to cover operating costs which CTY incurs in maintaining the property. In addition, CTY has lease agreements in which the rent is determined also based on a certain percentage of the revenues turnover of the property’s tenant, while setting a minimum rent; however this component is immaterial to CTY’s total rental income.

During the reporting period, CTY worked to refinance its capital, including by selling properties which are not in its core business, investing in –project development and purchasing the remainder of the shares (40%) in the shopping center Iso Omena in the Helsinki, Finland area. In addition, CTY announced its intention to continue selling properties which are not in its core business (supermarket and stores).

8.2.	Summary results of operation

Following are the summary results of operations in the field of operation for the years ended December 31, 2014, 2013 and 2012 (in NIS thousands and in EUR thousands):

	For the year ended December 31
	2014	2013	2012	2014	2013	2012
	In NIS thousands			In EUR thousands
Total rental income (consolidated)	1,164,698	1,192,514	1,185,424	245,324	248,596	239,208
Gains (losses) from revaluations (consolidated)	74,816	125,820	117,331	15,650	26,080	23,582
Operating profit (consolidated)(*)	779,656	738,479	694,349	164,470	154,040	140,128
Same property NOI (consolidated)	642,810	649,433	—	135,394	131,627	—
Same property NOI (Company’s share)	260,446	311,430	—	54,857	64,928	—
Total NOI (consolidated)	803,789	809,720	802,939	169,355	168,872	162,023

Total NOI (Company’s share)	352,429	378,577	366,905	74,232	78,927	74,046

(*)	The operating profit refers to the accounting operating profit in accordance with IFRS, excluding revaluation gains.

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DESCRIPTION OF THE COMPANY’S BUSINESS

8.3.	Economic data regarding geographic regions

The table below provides the macro-economic characteristics14 of CTY’s main operating regions:

	Finland			Sweden
	As of December 31
Macro-economic parameters	2014	2013	2012	2014	2013	2012
Gross domestic product (PPP)	U.S.$ 222 billion	U.S.$ 218 Billion	U.S.$ 218 billion	U.S.$ 434 billion	U.S.$ 418 billion	U.S.$ 405 billion
GDP per capita (PPP)	U.S.$ 40,445	U.S.$ 40,045	U.S.$ 40,120	U.S.$ 44,695	U.S.$ 43,407	U.S.$ 42,428
GDP growth rate (PPP)	1.49%	0.27%	0.31%	3.82%	3.15%	2.74%
GDP growth rate per capita (PPP)	1.02%	-0.19%	-0.16%	2.97%	2.31%	1.96%
Inflation rate	10.96%	1.93%	3.45%	0.50%	0.14%	0.05%
Yield on long-term government debt[15]	0.89%	2.03%	1.60%	1.01%	2.39%	1.51%
Rating of long-term government debt[16]	AA+/Aaa	AAA/Aaa	AAA/Aaa	AAA\Aaa	AAA\Aaa	AAA/Aaa
Consumer confidence index[17]	4.4	7.2	3.5	99.0	104.8	88.5
Unemployment rate[18]	8.5%	8.0%	8.4%	8.0%	8.0%	7.5%
Change in consumer expenditure[19]	-4.9%	0.9%	4.6%	3.4%	2.5%	0.9%
Exchange rate of local currency to U.S.$ as of December 31[20]	U.S.$ - Euro 1.216	U.S.$ - Euro 1.377	U.S.$ - Euro 1.321	U.S.$ - SEK 0. 128	U.S.$ - SEK 0.154	U.S.$ - SEK 0.154

[14]	Unless stated otherwise, the data provided in the table are based on publications of the IMF World Economic Outlook Database, October 2014.
[15]	According to the European Central Bank (“ECB”) (www.ecb.int), with respect to 10-year debentures as of December 31, 2013.
[16]	According to S&P or Moody’s (www.moodys.com / www.standardandpoor.com).
[17]	According to Trading Economics data (www.tradingeconomics.com).
[18]	According to IMF data (www.imf.org).
[19]	According to Trading Economics data (www.tradingeconomics.com).
[20]	According to OandA data (www.oanda.com).

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DESCRIPTION OF THE COMPANY’S BUSINESS

Additional macro-economic data

2014 continued to be challenging in Finland, while the Swedish economy continued to show signs of recovery. In the reporting period, the consumer confidence index remained relatively stable in all countries in which CTY operates. In the Nordic countries this index remained positive, while in Estonia it remains slightly negative.

During the reporting period, the growth rate of retail sales, an index which affects CTY’s activity, was positive and high in Estonia, Sweden and Lithuania, but negative in Finland and Denmark. Furthermore, during the period the consumer price index (which is another index that affects CTY’s activity) recorded a moderate increase in Finland and Denmark, while the rest of the countries in which CTY operates are facing a slightly negative inflation. In addition, all countries in which CTY operates, except Lithuania, recorded a low average unemployment rate relative to the average unemployment rate in the Eurozone.

8.4.	Aggregate data about the field of operation

The tables below provide data about CTY’s income-producing properties.

The data in section 8.4 below do not include data for Kista Galeria, which is jointly-controlled and is presented according to the equity method.

The data in section 8.4 below for Sweden is presented in Swedish Krona, which is the commercial currency in Sweden.

8.4.1.	GLA of income-producing properties

The following table provides details regarding the GLA of CTY’s income-producing properties as of December 31, 2014 and 2013 (in square meter thousands):

		As of December 31
Region	Total GLA of income- producing properties	2014		2013
			As a percentage of total property GLA		As a percentage of total property GLA
Finland	Consolidated	546	58.5%	561	59.0%
	Company’s share	234		276
Sweden	Consolidated	259	27.8%	255	26.8%
	Company’s share	111		125
Other(*)	Consolidated	128	13.7%	135	14.2%
	Company’s share	55		67
Total	Consolidated	933	100%	951	100%
	Company’s share	400		468

(*)	The reference to “Other” in section 8.4 includes Lithuania, Estonia and Denmark, consolidated.

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DESCRIPTION OF THE COMPANY’S BUSINESS

8.4.2.	Segmentation of the fair value of income-producing properties

The table below provides data about the value of CTY’s income-producing properties as of December 31, 2014 and December 31, 2013:

Region	Fair value of income- producing properties	As of December 31
		2014		2013
			As a percentage of total property value		As a percentage of total property value
Finland (in EUR thousands)	Consolidated	1,656,303	60.9%	1,646,564	60.8%
	Company’s share	709,435		735,289
Sweden (in SEK thousands)	Consolidated	6,717,270	26.3%	6,379,714	26.6%
	Company’s share	2,877,170		3,145,484
Other (in EUR thousands) (*)	Consolidated	349,371	12.8%	342,156	12.6%
	Company’s share	149,644		168,698
Total (in NIS thousands)	Consolidated	12,854,738	100%	12,953,455	100%
	Company’s share	5,505,996		6,020,623

(*)	The data in section 8.4 which refer to “other” are presented in Euro, which is the commercial currency for the majority of the properties in this region. The data include also properties in this region with a different principal commercial currency, and for which the currency was converted to Euro according to the average exchange rate in the period with respect to balance sheet data and according to the known exchange rate at the end of the period with respect to results data.

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DESCRIPTION OF THE COMPANY’S BUSINESS

8.4.3.	NOI

The table below provides data about CTY’s NOI for 2014, 2013 and 2012:

Region	NOI	2014		2013		2012
			As a percentage of the total property NOI		As a percentage of the total property NOI		As a percentage of the total property NOI
Finland (in EUR thousands)	Consolidated	102,978	60.8%	103,536	61.3%	98,195	60.6%
	Company’s share	44,266		47,131		43,743
Sweden (in SEK thousands)	Consolidated	353,865	23.0%	343,477	23.5%	341,308	24.2%
	Company’s share	161,805		169,438		164,349
Other (in EUR thousands)	Consolidated	27,495	16.2%	25,634	15.2%	24,621	15.2%
	Company’s share	12,572		12,645		11,856
Total (in NIS thousands)	Consolidated	803,789	100.0%	809,720	100.0%	802,939	100.0%
	Company’s share	352,429		378,577		366,905

8.4.4.	Revaluation gains (losses)

The table below provides data about CTY’s revaluation gains (losses) for the years 2012-2014:

Region	Revaluation gains (losses)	2014		2013		2012
			As a percentage of the total revaluation gains (losses)		As a percentage of the total revaluation gains (losses)		As a percentage of the total revaluation gains (losses)
Finland (in EUR thousands)	Consolidated	(15,762)	(100.7%)	2,256	8.7%	(866)	(3.7%)
	Company’s share	(10,085)		(1,744)		(4,031)
Sweden (in SEK thousands)	Consolidated	121,274	85.1%	69,678	30.8%	78,461	38.2%
	Company’s share	55,453		34,372		37,781
Other (in EUR thousands)	Consolidated	18,087	115.6%	15,770	60.5%	15,435	65.5%
	Company’s share	8,270		7,779		7,432
Total (in NIS thousands)	Consolidated	74,816	100.0%	125,820	100.0%	117,331	100.0%
	Company’s share	20,451		62,067		38,360

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DESCRIPTION OF THE COMPANY’S BUSINESS

8.4.5.	Average rent per square meter

The table below provides data about CTY’s average monthly rent per square meter for 2014 and 2013:

	For the year ended December 31
Region	2014	2013
Finland (in EUR)	22.6	22.4
Sweden (in SEK)	181.7	179.8
Other (in EUR)	21.0	19.8

8.4.6.	Average occupancy rates

The table below provides data about the occupancy rates of CTY’s properties as of December 31, 2014, and average occupancy rates for the years 2014 and 2013:

Region	As of December 31, 2014	For the year ended December 31, 2014(*)	For the year ended December 31, 2013(*)
Finland	95.6%	95.0%	94.8%
Sweden	96.1%	95.1%	94.5%
Other	99.3%	99.3%	99.5%

(*)	The average occupancy rate for a specific year was calculated as the average of all occupancy rates at the end of every calendar quarter in the relevant year.

8.4.7.	Number of income-producing properties

The table below provides data about the number of CTY’s income-producing properties as of December 31, 2014 and 2013:

	For the year ended December 31
Region	2014	2013
Finland	43	54
Sweden	11	11
Other	4	5

Total	58	70

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DESCRIPTION OF THE COMPANY’S BUSINESS

8.4.8.	Average yields

The table below provides data about CTY’s actual average yields as of December 31, 2014 and 2013 (based on property value at the end of the year):

Region	For the year ended December 31
	2014	2013
Finland	6.2%	6.4%
Sweden	5.6%	5.6%
Other	8.2%	8.2%

8.5.	Expected rental income from lease agreements entered into(*)

	Period of recognition of income	Income from fixed components (in NIS thousands)	Income from variable components (estimate) (in NIS thousands)	Number of terminating lease agreements	Area in the terminating agreements (in square meter thousands)
2015	Quarter 1	101,921	2,074	953	98
	Quarter 2	74,379	1,514	314	63
	Quarter 3	39,195	798	153	31
	Quarter 4	66,403	1,351	254	52
	2016	170,957	3,479	473	129
	2017	154,653	3,147	465	115
	2018	105,179	2,140	229	90
	2019 and thereafter	314,218	6,394	317	276

	Total	1,026,905	20,897	3,158	854

(*)	The Company’s management does not review on a current basis the expected rental income assuming exercise of the extension options given to the tenants. The data therefore assume non-exercise of tenant option periods.

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DESCRIPTION OF THE COMPANY’S BUSINESS

8.6.	Aggregate data about investment properties under construction in the field of operation

The table below provides aggregate data about CTY’s properties that were classified as investment properties under construction in the Company’s financial statements:

Region	Parameters	For the year ended December 31
		2014	2013	2012
Finland	Number of properties under construction at the end of the period	1	1	—
	Total GLA under construction (planned) at the end of the period (in square meter thousands)	34.0	34.0	—
	Total costs invested in the current period (consolidated) (in EUR thousands)	25,325	16,000	—
	The amount at which the properties are stated in the financial statements at the end of the period (consolidated) (in EUR thousands)	55,482	26,909	—
	Construction budget during the subsequent period (estimate) (consolidated) (in EUR thousands)	15,275	22,000	—
	Total balance of estimated construction budget for completion of the construction works (estimate for the end of the period) (consolidated) (in EUR thousands)	15,275	38,000	—
	Percentage of the GLA under construction with respect to which lease agreements have been signed	80%	51%	—
	Expected annual revenue (consolidated) (in EUR thousands)(*)	2,836	787	—

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DESCRIPTION OF THE COMPANY’S BUSINESS

8.7.	Aggregate data about plots of land in the field of operation

As of December 31, 2014 and 2013, CTY did not own plots of land for investment, other than one negligible plot that was sold in 2013.

8.8.	Acquisition and sale of properties (aggregate)

The table below provides data about properties sold and acquired by CTY in 2014 and 2013:

			For the year ended December 31,
Region			2014	2013	2012
Finland	Properties sold	No properties were sold in the period	11	4	2
		Proceeds from the realization of properties sold during the period (consolidated) (in EUR thousands)	17,400	40,116	1,375
		Area of properties sold during the period (consolidated) (in square meter thousands)	25.5	24.6	8.0
		NOI of properties sold (consolidated) (in EUR thousands)	1,113.0	2,160.2	0.0
		Profit (loss) recorded from the sale of properties (consolidated) (in NIS thousands)	487	(980)	(4,719)
	Properties acquired	Number of properties acquired during the period	—	—	1
		Cost of properties acquired during the period (consolidated) (in EUR thousands)	—	—	20,381
		NOI of properties acquired (consolidated) (in EUR thousands)	—	—	989
		Area of properties acquired during the period (consolidated) (in square meter thousands)	—	—	14
Sweden	Properties sold	Number of properties sold during the period	—	3	2
		Proceeds from the realization of properties sold during the period (consolidated) (in SEK thousands)	—	170,039	135,148
		Area of properties sold during the period (consolidated) (in square meter thousands)	—	21	16
		NOI of properties sold (consolidated) (in SEK thousands)	—	3,322	—
		Profit (loss) recorded from the sale of properties (consolidated) (in NIS thousands)	—	5,239	5,413
	Properties acquired	Number of properties acquired during the period	—	—	—
		Cost of properties acquired during the period (consolidated) (in EUR thousands)	—	—	—
		NOI of properties acquired (consolidated) (in EUR thousands)	—	—	—
		Area of properties acquired during the period (consolidated) (in square meter thousands)	—	—	—
Other	Properties sold	Number of properties sold during the period	1	—	—
		Proceeds from the realization of properties sold during the period (consolidated) (in SEK thousands)	12,500	—	—
		Area of properties sold during the period (consolidated) (in square meter thousands)	8	—	—
		NOI of properties sold (consolidated) (in SEK thousands)	1,108	—	—
		Profit (loss) recorded from the sale of properties (consolidated) (in NIS thousands)	4,195	—	—

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DESCRIPTION OF THE COMPANY’S BUSINESS

Properties acquired	Number of properties acquired during the period	—	—	1
	Cost of properties acquired during the period (consolidated) (in EUR thousands)	—	—	24,312
	NOI of properties acquired (consolidated) (in EUR thousands)	—	—	801
	Area of properties acquired during the period (consolidated) (in square meter thousands)	—	—	15

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DESCRIPTION OF THE COMPANY’S BUSINESS

8.9.	Human capital

8.9.1.	As of December 31, 2014, CTY (and its wholly-owned subsidiaries) has 151 employees (127 employees in 2013), as follows: Finland – 92 employees; Sweden – 47 employees; the Baltic countries (Estonia and Lithuania) – 9 employees; the Netherlands – 3 employees.

The said employees are employed under personal contracts, and are entitled to a base salary and various benefits, according to their corporate rank position. Officers and key employees are also entitled to long-term stock-based compensation, inter alia, as detailed below.

8.9.2.	CTY’s share-based compensation plans

(a) 2011 option plan

In May 2011, CTY’s Board of Directors approved a compensation plan for its key employees and those of its subsidiaries, up to a scope of 7.25 million options (that are convertible, after adjustments into 9.75 million shares of CTY). The 2011 option plan requires, inter alia, each of the allottees to purchase shares in CTY with 25% of their revenues from exercise of the options (up to share interests in the amount of the employee’s annual salary), and to hold these throughout their employment period or while their agreement with CTY is in effect. As of December 31, 2014, share options are outstanding that are exercisable into 8.3 million CTY shares under this plan.

(b) 2015 performance share plan

In February 2015, CTY’s Board of Directors approved a compensation plan for its key employees and those of its subsidiaries, up to a scope of 3.6 million shares (including a component that would be paid in cash, and that is intended to cover the tax costs levied on the employee when receiving the compensation). The plan comprises three periods for the purpose of measuring employee performance: 2015 to 2017, 2016 to 2018 and 2017 to 2019, where at the beginning of each period CTY’s Board of Directors will decide the performance goals and criteria for receiving compensation for that period. In general, no compensation will be paid to employees who had ended their employment in CTY during the period.

(c) 2015 restricted share plan

In February 2015, CTY’s Board of Directors approved another compensation plan for a limited group of its key employees and those of its subsidiaries, up to a scope of 500 thousand shares (including a component that would be paid in cash, and that is intended to cover the tax costs levied on the employee when receiving the compensation). The plan allows CTY to allot to the said key employees, in the years 2015 to 2017, restricted share units which are exercisable into a combination of shares of CTY and cash and have a vesting period of two or three years.

For additional details regarding CTY’s compensation plans, refer to Note 9f3 to the financial statements.

8.10.	Credit and financing

During the reporting period, CTY continued implementing its strategy of strengthening its balance sheet and its financial position, reducing its financing costs and extending the repayment dates of its debt.

8.10.1.	Credit rating – During the reporting period, the rating of CTY’s debentures was raised, and they are now rated BBB (Stable Outlook) by Standard & Poor’s and Baa2 (Stable Outlook) by Moody’s. For details regarding the raised rating, refer to Note 20d to the financial statements.

8.10.2.	Share capital issuances – In June 2014, CTY completed a private placement in the amount of EUR 206.4 million to CPPIBEH, (at a price of EUR 2.65 per share), as provided in section 8.1 above. For additional details regarding the private placement to CPPIBEH, refer to Note 9f to the financial statements.

Immediately after the completion of the said private placement, CTY raised capital by way of a rights issuance in the amount of EUR 196.5 million, in which CTY shares were issued representing 14.3% of CTY’s share capital (before the issuance), at a price of EUR 2.65 per share. For details regarding the Company’s participation in this issuance, in the amount of EUR 87.6 million, refer to Note 9f5 to the financial statements.

8.10.3.	Additional financing obtained from financial institutions - As of December 31, 2014, CTY and its wholly-owned subsidiaries have long-term loans (including current maturities) in a total amount of EUR 199.9 million (NIS 944 million).

In the reporting period, CTY entered into an agreement with a syndication of several banks, under which it

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

was granted an unsecured revolving credit facility in the amount of EUR 500 million (NIS 2.4 billion). The revolving credit line was granted for a period of five years, with two options for renewal by the company for one additional year, subject to the Bank agreeing. The said credit line is designed to replace loans in the amount of EUR 100 million as well as unsecured and unutilized revolving credit lines in the amount of EUR 380 million (NIS 1,817 million).

In addition, CTY has, additional credit facilities in the amount of EUR 18 million .

8.10.4.	Debentures - As of December 31, 2014, CTY has unsecured debentures of par value EUR 988 million (of which debentures of par value EUR 350 million were issued in 2014). The debentures bear interest at an annual rate ranging between 2.5% and 4.25% and are redeemable in between 2017 and 2024. For the debenture ratings, refer to section 8.10.1 above. For details regarding CTY’s debentures, including debentures issued in the reporting period, refer to Note 20d to the financial statements.

8.10.5.	Summary of balances:

The following table presents unsecured long-term credit and loans (including current maturities), which are not intended for specific use, which were received by CTY from financial institutions to finance its operations, as of December 31, 2014:

	Balance (EUR in millions)	Weighted interest rate (*)	Average repayment period (years) (**)
Loans at variable interest – EUR	17.5	1.06%	2.0
Debentures at fixed interest – EUR	977.7	3.38%	6.5
Loans at variable interest – SEK	103.9	1.11%	5.0
Loans at fixed interest – SEK	10.2	4.25%	0.8
Total	1,109.3	—	—

(*)	The effective interest rate is not materially different from the weighted interest rate.
(**)	Calculated only according to the repayment dates of the credit principal.

8.10.6.	Financial covenants

Some of the unsecured loans, debentures and credit facilities granted to CTY and its wholly-owned subsidiaries in the ordinary course of business require compliance with financial and other covenants. For details regarding the financial covenants, refer to Notes 20d and 22d4 to the financial statements.

As of December 31, 2014 and immediately prior to the approval date of this report, CTY and its subsidiaries are in compliance with all the specified covenants.

9.	Acquisition, development and management of shopping centers in Central and Eastern Europe

9.1.	General

In Central and Eastern Europe, the Company operates mainly through ATR, which is incorporated in Jersey Island and whose shares are listed on the Vienna Stock Exchange (VSE) in Austria and on NYSE Euronext in Amsterdam, the Netherlands. ATR is the owner, lessor, operator and developer of retail shopping centers of different sizes in Central and Eastern Europe, primarily in Poland, the Czech Republic, Russia and Slovakia , as well as in Hungary, Romania, and Latvia. As of December 31, 2014 it owns 153 income-producing properties with a GLA of 1.4 million square meters and plots of land for investment.

As of December 31, 2014, the Company owned 41.2% of ATR’s issued share capital and voting rights (39.8% as of December 31, 2013), and ATR was jointly controlled.

In January 2015, the Company increased its interests in ATR through the purchase of 52 million shares (representing 13.9% of ATR’s share capital) from CPI in consideration for EUR 229 million, following which the Company gained control of ATR, and starting in the first quarter of 2015 the Company will consolidate

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DESCRIPTION OF THE COMPANY’S BUSINESS

ATR’s financial statements (for additional details, including regarding the loss recorded as a result of the purchase, refer to Note 40a to the financial statements).

Most of ATR’s properties are anchored by supermarkets and retail properties which cater to the daily needs of the consumers.

A significant portion of ATR’s lease agreements are with international retail chains. Most of the lease agreements ATR enters into are linked to various consumer price indices. Some of the lease agreements include provisions whereby the rent is raised as the tenant’s income increases.

During the reporting period, ATR continued to realize its strategy of becoming a dominant player in its core markets in Poland, the Czech Republic and Slovakia, by acquiring substantial investment properties and selling properties that are not its core business (mainly small shopping centers), with the aim of continuing to improve its properties portfolio. Within this framework, in January 2015 ATR completed the sale of a properties portfolio comprising 72 small retail properties that are distributed across the Czech Republic, with a GLA of 177 square meters, for a total consideration of EUR 68.5 million.

9.2.	Summary results of operation

Following are the summary results of operations in the field of operation for the years ended December 31, 2014, 2013 and 2012 (in NIS thousands and in EUR thousands):

	The results data for 2014 are presented at the rate of 39.76% of ATR’s results in 2014 (36.15% in 2013 and 33.75% in 2012 of ATR’s results)(*)
	For the year ended December 31, 2014		For the year ended December 31, 2013		For the year ended December 31, 2012
	In NIS thousands	In EUR thousands	In NIS thousands	In EUR thousands	In NIS thousands	In EUR thousands
Total rental income (consolidated)	545,524	114,893	486,289	101,382	446,895	90,189
Gains (losses) from revaluations (consolidated)	(319,343)	(66,829)	(36,907)	(7,694)	(9,177)	(1,674)
Operating profit (consolidated) (**)	300,492	63,304	268,510	55,979	242,328	48,905
Same property NOI (consolidated and Company’s share)	338,994	71,402	313,804	65,422	—	—
Total NOI (consolidated)	385,178	81,126	330,853	68,977	303,149	61,179

(*)	These rates are the Company’s average interests in ATR’s share capital in each of the stated years.
(**)	The operating profit refers to the accounting operating profit in accordance with IFRS, excluding revaluation gains.

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DESCRIPTION OF THE COMPANY’S BUSINESS

9.3.	Economic data regarding geographic regions

The table below provides the macro-economic characteristics(*) of ATR’s main operating regions:

Macro- economic parameters	Poland			Czech Republic			Russia
	For the year ended December 31
	2014	2013	2012	2014	2013	2012	2014	2013	2012
Gross domestic product (PPP)	U.S.$ 941 billion	U.S.$ 897 billion	U.S.$ 870 billion	U.S.$ 300 billion	U.S.$ 288 billion	U.S.$ 286 billion	U.S.$ 3,559 billion	U.S.$ 3,492 billion	U.S.$ 3,396 billion
GDP per capita (PPP)	U.S. $ 24,429	U.S. $ 23,273	U.S. $ 22,578	U.S. $ 28,446	U.S. $ 27,347	U.S. $ 27,227	U.S. $ 24,764	U.S. $ 24,298	U.S. $ 23,700
GDP growth rate (PPP)	4.98%	3.07%	3.82%	4.21%	0.54%	0.76%	1.92%	2.81%	5.26%
GDP growth rate per capita (PPP)	4.97%	3.08%	3.80%	4.02%	0.44%	0.58%	1.92%	2.52%	5.04%
Inflation rate	0.00%	0.70%	2.40%	1.40%	1.40%	2.37%	8.30%	6.47%	6.57%
Yield on long-term government debt(**)	2.55%	4.42%	3.88%	0.67%	2.20%	2.12%	14.09%	7.71%	6.85%
Rating of long-term government debt(***)	A-/A2	A-/A2	A-/A2	AA-/A1	AA-/A1	AA-/A1	BB+/Baa3	BBB/Baa1	BBB/Baa1
Exchange rate of U.S.$ to local currency as of December 31(****)	PLZ-U.S. $0.283	PLZ-U.S. $0.332	PLZ-U.S. $0.324	CZK-U.S. $0.044	CZK-U.S. $0.050	CZK-U.S. $0.052	RUB-U.S. $0.018	RUB-U.S. $0.030	RUB-U.S. $0.032

(*)	Unless stated otherwise, the data provided in the table are based on publications of the IMF World Economic Outlook Database, October 2014.
(**)	With respect to Poland and the Czech Republic – according to ECB publication, based on 10-year debentures as of December 31, 2014; with respect to Russia – according to Investing.com, based on 10-year debentures as of December 2014.
(***)	According to S&P or Moody’s (www.moodys.com / www.standardandpoor.com).
(****)	According to O and A data (www.oanda.com).

Additional macro-economic data

In 2014, ATR’s core markets in Poland, the Czech Republic and Slovakia continued to enjoy an improvement in local demand, which was reflected in a moderate growth in retail sales. Seemingly, the improvement in the job market and an increasing rise in real wages are bolstering local demand, which continues to offset the weak demand of commerce partners in the Eurozone. However, an examination of 2014 with a forward looking view cannot ignore the situation in Russia, which is reflected in geopolitical tensions and an escalating economic situation. The Russian economy is contending with sanctions imposed by the West, as well as with the sharp fall in oil prices in the second half of 2014. As a result, while 2014 has brought with it stable growth in ATR’s main operating regions, for the Russian economy it has been a challenging year.

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DESCRIPTION OF THE COMPANY’S BUSINESS

9.4.	Aggregate data about the field of operation

The tables below provide data about ATR’s income-producing properties:

As aforesaid, the Company accounts for ATR in its financial statements using the equity method. The data included in this section below include ATR’s data, calculated according to the Company’s interests in ATR (as of December 31, 2014- 41.2% and in 2014 – 39.76%; as of December 31, 2013 – 39.8% and in 2013– 36.15%; and in 2012 -33.75%), as well as the Company’s share in ATR’s data, calculated according to the Company’s effective interests (namely through its chain holdings in ATR) in the property. However, the number of income-producing properties and the GLA with respect thereto are presented based on ATR’s ownership of the properties (%41.2 or %39.8 respectively)

9.4.1.	GLA of income-producing properties

The following table provides details regarding the GLA of ATR’s income-producing properties as of December 31, 2014 and 2013 (in square meter thousands) (assuming full consolidation):

Region	Total GLA of income- producing properties	As of December 31
		2014		2013
			As a percentage of total property GLA		As a percentage of total property GLA
Poland	Total GLA owned by ATR	519	38.0%	423	33.5%
	Company’s share	214		168
Czech Republic	Total GLA owned by ATR	365	26.7%	356	28.2%
	Company’s share	150		142
Russia	Total GLA owned by ATR	241	17.6%	241	19.1%
	Company’s share	99		96
Other(*)	Total GLA owned by ATR	241	17.7%	241	19.2%
	Company’s share	99		96
Total	Total GLA owned by ATR	1,366	100.0%	1,261	100.0%
	Company’s share	562		502

(*)	The reference to “other” in section 9.4. includes ATR’s properties in Slovakia, Hungary, Romania and Latvia.

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DESCRIPTION OF THE COMPANY’S BUSINESS

9.4.2.	Segmentation of the fair value of income-producing properties

The table below provides data about the value of ATR’s income-producing properties as of December 31, 2014 and 2013:

Region	Fair value of income- producing properties	2014		2013
			As a percentage of total property value		As a percentage of total property value
Poland (in EUR thousands)	Consolidated	606,789	56.9%	488,389	51.6%
	Company’s share	606,789		488,389
Czech Republic (in CZK thousands)(*)	Consolidated	5,601,800	18.9%	4,495,199	17.3%
	Company’s share	5,601,800		4,495,199
Russia (in EUR thousands)	Consolidated	152,075	14.3%	176,619	18.7%
	Company’s share	152,075		176,619
Other (in EUR thousands) (**)	Consolidated	120,932	9.9%	117,317	12.4%
	Company’s share	120,932		117,317
Total (in NIS thousands)	Consolidated	5,041,188	100.0%	4,524,740	100.0%
	Company’s share	5,041,188		4,524,740

(*)	The data in section 9.4 regarding the Czech Republic are presented in Czech Koruna (CZK), which is the commercial currency for the properties in this region. The data include also properties in this region whose principal commercial currency is the Euro, and for which the currency was converted to Czech Koruna according to the average exchange rate in the period.
(**)	The data in section 9.4 which refer to “other” are presented in Euro, which is the commercial currency for the majority of the properties in this region. The data include also properties in this region with a different commercial currency, which was converted to Euro according to the average exchange rate in the period.

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DESCRIPTION OF THE COMPANY’S BUSINESS

9.4.3.	NOI

The table below provides data about ATR’s NOI for 2014, 2013 and 2012:

Region	NOI	2014		2013		2012
			As a percentage of the total property NOI		As a percentage of the total property NOI		As a percentage of the total property NOI
Poland (in EUR thousands)	Consolidated	36,386	44.9%	28,610	41.5%	24,831	40.6%
	Company’s share	36,386		28,610		24,831
Czech Republic (in CZK thousands)	Consolidated	356,093	15.9%	320,544	17.9%	297,206	19.3%
	Company’s share	356,093		320,544		297,206
Russia (in EUR thousands)	Consolidated	22,006	27.1%	19,149	27.8%	16,094	26.3%
	Company’s share	22,006		19,149		16,094
Other (in EUR thousands)	Consolidated	9,802	12.1%	8,880	12.8%	8,436	13.8%
	Company’s share	9,802		8,880		8,436
Total (in NIS thousands)	Consolidated	385,178	100.0%	330,853	100.0%	303,149	100.0%
	Company’s share	385,178		330,853		303,149

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DESCRIPTION OF THE COMPANY’S BUSINESS

9.4.4.	Revaluation gains (losses)

The table below provides data about ATR’s revaluation gains (losses) for the years 2012-2014:

Region	Revaluation gains (losses)	2014		2013		2012
			As a percentage of the total revaluation gains (losses)		As a percentage of the total revaluation gains (losses)		As a percentage of the total revaluation gains (losses)
Poland (in EUR thousands)	Consolidated	(4,673)	12.5%	5,874	110.5%	8,667	43.9%
	Company’s share	(4,673)		5,874		8,667
Czech Republic (in CZK thousands)	Consolidated	614	(0.6%)	(142,691)	(97.8%)	501	0.1%
	Company’s share	614		(142,691)		501
Russia (in EUR thousands)	Consolidated	(30,710)	82.1%	13,442	252.8%	12,664	64.1%
	Company’s share	(30,710)		13,442		12,664
Other (in EUR thousands)	Consolidated	(2,255)	6.0%	(8,797)	(165.5%)	(1,596)	(8.1%)
	Company’s share	(2,255)		(8,797)		(1,596)
Total (in NIS thousands)	Consolidated	(177,569)	100.0%	25,505	100.0%	97,885	100.0%
	Company’s share	(177,569)		25,505		97,885

9.4.5.	Average rent per square meter

The table below provides data about ATR’s average monthly rent per square meter for the years ended on December 31, 2014 and 2013 (in EUR):

Region	For the year ended December 31
	2014	2013
Poland (in EUR)	21.3	23.0
Czech Republic (in CZK)	289.7	284.4
Russia (in EUR)	28.2	28.7
Other (in EUR)	13.3	13.7

(*)	The data included in this section refer to ATR’s entire share in the properties and not the Company’s share in the rent.

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DESCRIPTION OF THE COMPANY’S BUSINESS

9.4.6.	Average occupancy rates

The table below provides data about the occupancy rates in ATR’s properties as of December 31, 2014 and the average occupancy rates in each of the years 2014 and 2013:

Region	As of December 31, 2014	For the year ended December 31, 2014(*)	For the year ended December 31, 2013(*)
Poland	97.1%	96.7%	97.0%
Czech Republic	95.6%	95.8%	96.5%
Russia	98.3%	99.1%	99.4%
Other	98.0%	98.0%	97.7%

(*)	The average occupancy rate for a specific year was calculated as the average of all occupancy rates at the end of every calendar quarter in the relevant year.

9.4.7.	Number of income-producing properties

The table below provides data about the number of ATR’s income-producing properties as of December 31, 2014 and 2013 (assuming full consolidation):

Region	For the year ended December 31
	2014	2013
Poland	24	22
Czech Republic	94	95
Russia	7	7
Other	28	29

Total	153	153

9.4.8.	Average yields

The table below provides data about ATR’s actual average yields as of December 31, 2014 and 2013 (based on property value at the end of the year):

Region	As of December 31
	2014	2013
Poland	6.7%	6.7%
Czech Republic	7.5%	7.6%
Russia	12.5%	12.3%
Other	8.1%	8.1%

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DESCRIPTION OF THE COMPANY’S BUSINESS

9.5.	Expected rental income from lease agreements entered into(*)(**)

	Period of recognition of income	Income from fixed components (in NIS thousands)	Income from variable components (in NIS thousands)(*)	Number of terminating lease agreements	Area in the terminating agreements (in square meter thousands)
2015	Quarter 1	226,598	8,978	233	35
	Quarter 2	222,458	8,774	151	35
	Quarter 3	220,167	8,589	180	32
	Quarter 4	217,245	8,316	222	45
	2016	823,166	32,349	464	93
	2017	763,876	30,321	514	175
	2018	672,121	28,501	628	200
	2019 and thereafter	1,158,207	49,913	1,265	710

	Total	4,303,838	175,741	3,657	1,325

(*)	The Company’s management does not review on a current basis the expected rental income assuming exercise of the extension options given to the tenants. These data therefore assume non-exercise of tenant option periods.
(**)	The data provided in this section refers to ATR’s expected income and do not include the Company’s share therein.

9.6.	Aggregate data about properties under construction in the field of operation(*)

Region	Parameters	For the year ended December 31
		2014	2013	2012
Poland	Number of properties under construction at the end of the period	—	1	1
	Total GLA under construction (planned) at the end of the period (in square meter thousands)	—	55	75
	Total costs invested in the current period (consolidated) (in EUR thousands)	—	42,405	6,845
	The amount at which the properties are stated in the financial statements at the end of the period (consolidated) (in EUR thousands)	—	90,388	41,650
	Construction budget during the subsequent period (estimate) (consolidated) (in EUR thousands)	—	24,637	57,607
	Total balance of estimated construction budget for completion of the construction works (estimate for the end of the period) (consolidated) (in EUR thousands)	—	24,637	57,607
	Percentage of the GLA under construction with respect to which lease agreements have been signed	—	96%	87%
	Expected annual revenue from projects completed during the subsequent period and for which contracts were signed with respect to 50% or more of their GLA (estimate) (consolidated) (in EUR thousands) (**)	—	8,822	9,321

(*)	The data provided in this section refers to ATR’s share of the properties and not to the Company’s share therein. Properties under construction do not include properties under redevelopment and/or expansion.
(**)	The datum refers to the representative estimated total annual revenue expected from projects the construction of which is scheduled to end in the following year, and for which lease agreements were signed with respect to 50% or more of their total GLA.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

9.7.	Aggregate data about plots of land for investment in the field of operation

The table below provides aggregate data about ATR’s plots of land for investment as of December 31, 2014 and 2013(*):

Region	Parameters	As of December 31
		2014	2013

Poland	The amount at which the plots of land are stated in the financial statements at the end of the period (consolidated) (in EUR thousands)	100,459	108,291
	The total area of plots of land at the end of the period (in square meter thousands)	459	480
	Total construction rights on land, according to approved plans (in square meter thousands) (**)	241	241
Czech Republic	The amount at which the plots of land are stated in the financial statements at the end of the period (consolidated) (in CZK thousands)	108,923	109,854
	The total area of plots of land at the end of the period (in square meter thousands)	17	20
	Total construction rights on land, according to approved plans (in square meter thousands)	—	—
Russia	The amount at which the plots of land are stated in the financial statements at the end of the period (consolidated) (in EUR thousands)	100,096	128,374
	The total area of plots of land at the end of the period (in square meter thousands)	1,342	1,410
	Total construction rights on land, according to approved plans (in square meter thousands)	—	—
Other	The amount at which the plots of land are stated in the financial statements at the end of the period (consolidated) (in EUR thousands)	124,677	233,132
	The total area of plots of land at the end of the period (in square meter thousands)	493	950
	Total construction rights on land, according to approved plans (in square meter thousands)	—	—

(*)	The data provided in this section refers to ATR’s share of the properties and not to the Company’s share therein.
(**)	The construction rights with regards to land, specified in this section, reflect construction rights in respect of which actual permits were obtained, in line with customary practice in ATR’s countries of activity.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

9.8.	Acquisition and sale of properties

The table below provides data about properties sold and acquired by ATR in 2013 and in 2014 (in 2012 ATR did not sell or acquire income-producing properties)(*):

			For the year ended December 31,
Region			2014	2013
Poland	Properties acquired	Number of properties acquired during the period	1	1
		Cost of properties acquired during the period (consolidated) (in EUR thousands)	118,281	146,012
		NOI of properties acquired (consolidated) (in EUR thousands)	8,313	9,555
		Area of properties acquired during the period (consolidated) (in square meter thousands)	41	33
Czech Republic	Properties acquired	Number of properties acquired during the period	—	3
		Cost of properties acquired during the period (consolidated) (in CZK thousands)	—	107,019
		NOI of properties acquired (consolidated) (in CZK thousands)	—	13
		Area of properties acquired during the period (consolidated) (in square meter thousands)	—	7,865
	Properties sold	Number of properties sold during the period	—	(271)
		Proceeds from the realization of properties sold during the period (consolidated) (in CZK thousands)	1	—
		Area of properties sold during the period (consolidated) (in square meter thousands)	2,239,574	—
		NOI of properties sold (consolidated) (in CZK thousands)	145,113	—
		Profit (loss) recorded from the sale of properties (consolidated) (in NIS thousands)	20	—
Other	Properties sold	Number of properties sold during the period	5	1
		Proceeds from the realization of properties sold during the period (consolidated) (in EUR thousands)	71,382	203
		Area of properties sold during the period (consolidated) (in square meter thousands)	484	2,242
		NOI of properties sold (consolidated) (in EUR thousands)	107	(38)
		Profit (loss) recorded from the sale of properties (consolidated) (in NIS thousands)	(13,773)	(120)

(*)	The data provided in this section refers to ATR’s entire share of the properties and not the Company’s share therein.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

9.9.	Human capital

9.9.1.	As of December 31, 2014, ATR (and its wholly-owned subsidiaries) has 348 employees (358 employees in 2013), as follows: management – 9 employees; operating department – 167 employees; development department – 23 employees; finance and administration – 97 employees; information systems department – 7 employees; legal department – 19 employees; other – 26 employees.

ATR employees are employed under personal contracts and are entitled to a base salary, various benefits and annual bonuses, according to corporate rank. ATR’s officers are also entitled to long-term share-based compensation, as detailed below.

9.9.2.	ATR’s share-based compensation plans

(a) 2013 ESOP Plan

In May 2013, ATR adopted a executive directors, key employees and consultants’ share option plan under which ATR may grant share options that are convertible into up to 5 million shares of ATR. In general, share options granted under the plan will vest in four equal annual batches, until ten years have elapsed from their grant date, at an exercise price to be decided according to the average ATR share price at the grant date. As of December 31, 2014, the company granted 2.43 million share options by virtue of the plan, exercisable at an average price per share of EUR 4.35.

(b) 2009 ESOP Plan

In 2009, ATR adopted an officers and employees’ share option plan (the scope of which was increased in 2010), under which ATR was entitled to grant to its key employees up to 8.5 million share options, mostly with a maximum exercise period of 5 years and subject to vesting periods of three years. As of December 31, 2014, 2.53 million share options granted to key employees under this plan have yet to be exercised. These are exercisable at an average price of EUR 3.45 per share. Following the adoption of the 2013 ESOP plan, no additional grants will be made under the 2009 ESOP plan.

(c) Restricted share plan

In May 2011, ATR’s Board of Directors adopted a restricted share plan that allows ATR’s directors to choose to receive ordinary shares of ATR in lieu of the directors’ compensation they are entitled to up to their annual compensation amount, where under certain circumstances ATR may refuse to grant shares. Shares will be allotted at a price per share calculated based on the share’s price in the 30 trading days preceding the allotment.

9.10.	Credit and financing

9.10.1.	Credit rating – ATR and its debentures are rated BBB- (Stable Outlook) by S&P and Fitch.

9.10.2.	Debenture repurchase – during the reporting period, ATR repurchased a total of EUR 39.4 par value of debentures it issued in 2005, that mature in 2015.

9.10.3.	Mortgages – ATR’s mortgage-secured liabilities as of December 31, 2014 totaled EUR 374 million and as of December 31, 2013, EUR 457 million.

9.10.4.	Additional financing obtained from financial institutions – As of December 31, 2014, ATR has long-term loans (including current maturities) in a total amount of EUR 260 million (NIS 1,228 million).

In the reporting period, ATR made an early repayment of two bank loans in the total amount of EUR 41 million.

In addition, in October 2014 ATR was provided two revolving credit lines amounting to a total of EUR 50 million, for five years each.

9.10.5.	Debentures – As of December 31, 2014, ATR has debentures most of which are unsecured, of par value EUR 815 million (of which debentures of par value EUR 350 million were issued in 2014). The debentures bear fixed and variable interest at an annual rate ranging between 3.625% and 4.4% and are redeemable in between 2015 and 2022. For the debenture ratings, refer to section 9.10.1 above. For details regarding the debenture issuance, refer to Note 9c to the financial statements.

[21]	The data provided in this section refer to ATR’s entire share of the credit and financing and does not include the Company’s share therein.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

9.10.6.	The following table presents long-term credit and loans received by ATR to finance its operations, as of December 31, 2014:

	Balance (EUR in thousands)	Weighted interest rate (*) (EUR in thousands)	Average repayment period (years)(**)
Secured loans from financial institutions at fixed interest	48,318	3.10%	3.0
Secured loans at variable interest	211,829	4.37%	4.2
Secured debentures at variable interest	108,871	3.44%	2.1
Secured debentures at fixed interest	5,369	4.35%	0.6
Unsecured debentures at fixed interest(***)	693,691	3.80%	6.7

Total	1,068,078	—	—

(*)	The effective interest rate is not materially different from the weighted interest rate.
(**)	Calculated only according to the repayment dates of the credit.
(***)	Out of this amount, EUR 350 million par value were issued in the reporting period.

9.10.7.	Financial covenants

Some of the debentures, credit lines and mortgages granted to ATR and its subsidiaries in the ordinary course of business, require compliance with financial and other covenants.

As of December 31, 2014 and immediately prior to the approval date of this report, ATR is in compliance with all the specified covenants.

Taxation

9.10.8.	As a company incorporated in Jersey Island, the income tax rate payable by ATR is 0% (with the exception of specific operating regions in which the tax rate is 10% or 20%). The corporate tax rate in ATR’s main operating regions, Poland and the Czech Republic is 19%, in Slovakia it is 22% and in Russia the effective corporate tax rate (federal and regional) ranges between 15.5% and 20%.

10.	Development and construction of residential projects

10.1.	General

The Group engages through Dori and its affiliates (“Dori Group”) in the development and construction of residential projects in Israel and in Central and Eastern Europe, as well as in contractual works in Israel. In addition, Dori owns indirectly 11.25% of the issued share capital of Dorad Energy Ltd. (“Dorad”), which operates a private power station in the Ashkelon area which is fueled by natural gas and by oil as a backup.

As of the date of this report, Dori is owned through a wholly-owned subsidiary of Gazit Development (in which the Company owns 84.7% of the share capital and voting rights), which owns 84.91% of the share capital and voting rights in Dori.

Dori Group’s activity involving the construction of projects is carried out mainly through U. Dori Construction Ltd. (“Dori Construction”), a public company whose securities are listed on the Tel Aviv Stock Exchange. Immediately prior to the publication date of the report, Dori owns 59.7% of Dori Construction’s issued share capital (59.55% in full dilution), and is its controlling shareholder. Dori and Dori Construction were party to an agreement which governed their activities with regards to development and construction operations. In addition, Dori and Gazit Development’s subsidiary which owns Dori’s shares are party to another agreement which governs their activities.

As part of the preparation process of Dori Construction’s financial statements for the second quarter of 2014, Dori Construction conducted a comprehensive review of the estimates of the expected costs and revenues of its projects. This review found a material deviation in the estimates of the expected costs and revenues of various projects of Dori Construction in a total amount of NIS 5 billion, compared to estimates it had to date.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

The net amount of the deviation found was NIS 441 million. A review conducted by a special committee of Dori Construction’s Board of Directors, appointed to oversee the review and verification of the estimates of the expected costs and revenues of projects of Dori Construction, found that a part of the deviation amount should have been reflected in the estimates used for Dori Construction’s financial statements for prior reporting periods, the earliest of which was the fourth quarter of 2012. In light of this, Dori and Dori Construction have restated their financial statements for prior reporting periods, in order to retrospectively reflect in them the effect of the correction of the error in the estimates of the expected costs and revenues of Dori Construction and the profit deriving thereof in projects of Dori Construction.

It is noted that in May 2014 Dori adjusted its financial statements as of 2013 by way of restatement, following the correction of an error in the estimate of the expected costs and the profit deriving thereof in several of Dori Construction’s projects under construction. This pertains to amounts found in Dori Construction during 2014, which should have been reflected in estimates used in its annual financial statements.

For details regarding a scheme for the Company’s investment in Dori Group, through Gazit Development, including participation in a capital issuance by Dori and the grant of credit facilities and a loan to Dori Construction, refer to Note 9g to the financial statements.

10.2.	Market characteristics and macro-economic environment

For details regarding macro-economic parameters for Israel and Poland, where most of Dori Group’s activity is focused, refer to section 11.1.2 below and to section 9.3 above.

10.3.	Dori Group’s fields of operation

Presented below is a description of Dori Group’s fields of operation:

10.3.1.	Construction contractor field of operation

Within the framework of this field of activity, Dori Group operates, mainly through Dori Construction and its subsidiaries, as a construction company that engages in the implementation of complex construction projects in the residential, hotels, public, senior housing, offices, shopping centers and industrial buildings sectors, as well as in performing the finishing works of buildings and operating various systems that support construction activities.

Its primary customers are real estate companies, business entities, acquisition groups, business companies, that are leaders in the high-tech, commerce and industry sectors, banking and government corporations, societies and private customers that engage in real estate entrepreneurship and development. In the majority of the projects, the consideration is set based on quantities measured or as a lump sum (namely, total consideration up to completion of the project as defined), and in a few instances the consideration is set at cost plus.

Its construction services involve both the industrial method and the conventional method. Dori Construction is proficient in the construction of complex projects, in the construction of residential or office towers using advanced forms, and in performing finishing works. The vast majority of projects constructed by Dori Construction that include frame works include also finishing works. Dori Construction operates both as a principal contractor and as a subcontractor, and engages suppliers and subcontractors for various works. The availability of the majority of the main raw materials used in this field of operation is high, and they are found in Israel.

Dori Group’s order backlog (viz., binding orders that have yet to be recognized as income in the financial statements) in this field of operation as of December 31, 2014 and immediately prior to the publication date of the report amounts to NIS 1,535 million.

The average credit from suppliers in this field of operation in 2014 amounted to NIS 447.2 million, and the average payables days outstanding stood at 99 days. The average credit given to customers in this field of operation in 2014 amounted to NIS 463.3 million, and the average trade receivables days outstanding stood at 124.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

Dori Construction finances its activity mainly through credit from banks, its controlling shareholders and securities issuance. It has credit facilities from banks, which comprise monetary credit and guarantees, which as of December 31, 2014 amounted to NIS 547.8 million (of which NIS 418.8 million were utilized) (NIS 525.4 million immediately prior to the date of this report of which NIS 403.1 million were utilized). In addition, during the reporting year Gazit Development placed at Dori Construction’s disposal credit facilities in the amount of up to NIS 250 million. For details refer to note 9g to the financial statements. Additionally, Dori Construction has tradable debentures of par value NIS 79 million, that were issued in 2013 and are rated, at the reporting date, Baa3 by Midroog, under credit review with negative implications.

10.3.2.	Development field of operation

Within the framework of this field of operation, Dori Group engages in the locating, initiation, development, construction, marketing and sale of real estate projects in Israel, mainly residential as well as in the construction of residential projects in Slovakia.

Dori Group acquires, from time to time, rights in real estate, as part of development projects, by way of direct acquisition, acquisition within the framework of combination agreements or leasing from the Israel Land Authority. At times, Dori Group enters with one or more external entities into an agreement for the joint acquisition of real estate and its development.

As of December 31, 2014, Dori Group engages in the planning, construction and sale of 776 residential units (of these 195 are in Slovakia).

The order backlog (binding agreements that have yet to be recognized as income in the financial statements) as of December 31, 2014 amounts to NIS 468,478 thousands in Israel and NIS 29,034 thousands in Slovakia.

The average credit from suppliers was negligible in 2014. Dori Group does not grant credit to unit buyers, beyond the payment schedule regulated in the sale agreements. When a purchase agreement is signed the unit purchaser usually provides 7%-15% of the agreement value, and the remainder of the consideration is paid to Dori Group in installments as prescribed by the terms of the sale agreement. Possession of the property is handed over to the buyer only after the consideration is paid in full.

This field of operation is characterized by numerous competitors, including public and private real estate companies, and in recent years also acquisition groups, as well as a supply of second-hand apartments. The majority of the competition is between geographically adjacent projects. Dori Group contends with this competition, inter alia, through the manner in which it markets the projects, maintaining a quality planning and construction standard, and the reputation it has accumulated over the years.

10.3.3.	Ronson’s field of operation

Within the framework of this field of operation, Dori Group engages in the initiation, construction and sale of residential projects, in four major cities in Poland, and mainly in Warsaw. This activity is carried out through Dori’s (indirect) interests in 39.8% of the share capital and voting rights in Ronson Europe N.V. (Dori has joint control in Ronson Europe, with a third party10), a company incorporated in the Netherlands, whose securities are listed on the Warsaw Stock Exchange (WSE) in Poland (“Ronson”). It is noted that until Dori’s financial statements for the second quarter of 2014, this activity was included in Dori’s initiation activity, and as of the said quarterly report this activity is presented as a separate segment.

In December 2014, Dori announced that it and the third party22 that is its partner in Ronson are considering a transaction for the sale of all or part of the interests of both or one of them in Ronson. As of the reporting date, there is no certainty as to a transaction as a foresaid being carried out and/or as to its terms.

Ronson’s activity is carried out through private companies incorporated in Poland that are wholly owned by Ronson or are under the joint control of Ronson and third parties (“Ronson Group”)

As of December 31, 2014, Ronson Group has 854 residential units, 747 residential units of which are in projects under construction and 107 of which are in projects the construction of which has been completed as of the said date. In addition, Ronson has 19 projects in various planning stages, representing 4,400 residential units.

The strength of Poland’s economy and the improved conditions in the real estate market in Poland increases the competition between real estate developers. This competition has led, inter alia, to the demands of apartment buyers being raised with regard to the quality and advanced construction of low-cost apartments.

[22]

In November 2013, Dori increased its interests in Ronson from 32.1% to 39.8%, following the closing of a transaction for the purchase of shares between Dori and the partner in Ronson and another third party, involving also another shareholders agreement with the said partner which regulates their relationship as indirect shareholders in Ronson also with respect to the additional shares purchased as aforesaid and grants them joint control in it.

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DESCRIPTION OF THE COMPANY’S BUSINESS

Accordingly, Ronson Group ensures that its new projects are managed while adapting them in the best possible way to customer demand. In addition, Ronson Group has other competitive advantages, including its financial strength which enables it to initiate the construction and financing of new projects, the presence of projects in attractive locations, flexibility with regard to project scope and professionalism, and the fact that it is a known brand in Warsaw and a growing brand in other cities in Poland.

Ronson Group finances its activity mainly by way of Ronson issuing debentures to the public as well as through loans taken from banks, which as of December 31, 2014 amounted to PLZ 160 million and PLZ 74 million, respectively (NIS 176 million and NIS 82 million, respectively). In addition, Ronson Group has unutilized credit facilities in project financing support agreements with banks which as of December 31, 2014 amounted to PLZ 146 million (NIS 161 million).

Ronson Group’s average credit from suppliers was negligible in 2014. Credit granted by Ronson Group to apartment buyers is governed by the various agreements, and the consideration for the apartments is usually paid in installments as prescribed by the terms of the sale agreement that are based on the progress of the construction. The buyer is given possession only after the consideration is paid in full.

10.3.4.	Dorad Energy’s field of operation

Dori Group is a partner, through Dori Energy Infrastructures Ltd. (in which Dori owns 60% of the issued share capital; “Dori Energy”), in Dorad, which operates a private power station with a capacity of about 860 MW in the Ashkelon region. The station is fueled by natural gas as the main fuel. The commercial operation of the power station started in May 2014.

The remainder of Dori Energy’s shares (40%) are owned (indirectly) by a private company owned by a third party, Alumei Clean Energy, a limited partnership controlled by Alumei Energy Capital Ltd. (“Alumei “), which holds a call option to increase its interests in the share capital of Dori Energy up to 50% (in full dilution). In addition, Dori and Alumei are party to a shareholders’ agreement which regulates their relationship as Dori Energy’s shareholders, and which provides them with joint control in Dori Energy.

As of the reporting date, Dori Energy owns 18.75% of Dorad’s issued share capital. Dorad’s remaining shares are owned by third parties that have entered into a shareholders agreements which regulates a variety of issues, including with regard to the interests of the shareholders in Dorad’s shares, their investments in Dorad, its financing and management, and its operation.

In January 2011, Dorad received from the Public Utility Authority – Electricity a tariff approval for 20 years starting from the date of receipt of the permanent license. In July 2013, the connection of the power station to the national grid of Israel Electric Corp. was completed, and in November 2013 the station was connected to the natural gas pipeline.

In May 2014, Dorad was granted a license to produce electricity for a period of 20 years, as well as a license to supply electricity for a period of one year. In August 2014, Dorad applied to extend the supply license for an additional period of 19 years.

As a condition for receiving the licenses, Dorad has provided guarantees to ensure that it will comply with the license terms as well as to compensate and indemnify the State of Israel for damage caused to it as a result of failure to comply with these terms or as a result of the licenses being revoked, limited or suspended. The licenses further require that Dorad’s equity will not fall under a certain percentage of the cost of the power station.
For its operation, Dorad entered into a series of agreements, including an agreement for the purchase of natural gas with the Tamar gas partnership and an agreement for the transport of natural gas, a lease agreement for the land on which the station was constructed, agreements for the construction of the power station, an agreement for operating and maintenance services for the power station, an agreement for the provision of infrastructure and energy services with Israel Electricity Corp., etc.

In addition, Dorad entered into financing agreements with banks and institutional bodies for the provision of credit and financial means for the construction of the power station, at up to 80% of the total cost of the project, where the balance is financed by Dorad’s shareholders pro rata to their share in Dorad’s equity. Within the framework of the financing agreements, the entire issued share capital of Dorad as well as all rights in connection with the station were pledged in favor of the financing bodies. Dori and Dori Energy undertook, jointly and severally, to provide Dori Energy’s share in the shareholders’ equity. As of December 31, 2014, Dori’s total investment in Dori Energy is NIS 164,258 thousand).

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

As of December 31, 2014, the total financing amount extended by the financing bodies to Dorad was NIS 4.4 billion.

As of the date of the report, Dorad has entered into agreements for the sale of electricity with several government and business bodies (including with its controlling shareholder – Gazit Development), with regard to the supply of 95% of the production output of the power station, at reduced tariffs relative to the tariffs normally paid by electricity consumers, mostly for terms of ten years which may be extended for an additional five-year period.

In recent years, the Public Utility Authority – Electricity is working to regulate the electricity sector, including by establishing regulation to prepare the sector for the massive introduction of private electricity producers. In August 2014, the Public Utility Authority – Electricity published a proposal for a decision to hold a hearing to determine the tariffs which the private electricity producers will be required to pay with respect to the costs entailed in managing the national electricity system, and which, according to the Public Utility Authority – Electricity, Israel Electricity Corp. has to date born alone. Pursuant to the decision proposal, the said tariffs will apply retrospectively (for Dorad, the application will only be from the date of commercial operation of the station), however until December 31, 2014, only 60% of the tariffs applied retrospectively. As of the reporting date, there is uncertainty as to the costs that will be recognized, if at all, within the framework of these tariffs. In July 2014, in light of the intention of the Public Utility Authority – Electricity to make public a hearing on this matter, and prior to the publication thereof, Dorad appealed to the High Court of Justice against the pending decision. The proceedings are scheduled to take place in October 2015.

Dorad estimates that the levying of the aforesaid tariffs and their amount, if and insofar as they are levied on private electricity producers, including Dorad, could have a material effect on Dorad’s profitability and stability. Moreover, the levying of such tariffs could lead to Dorad failing to comply with the terms of its financing agreements and could reduce its ability to distribute, in the future, dividends to its shareholders. This assessment of Dorad is forward looking information, as it is defined in the Securities Law, 1968. Dorad is unable to assess whether and to what extent systematic tariffs will be levied on private electricity producers, and to what extent this will affect the electricity market in Israel and Dorad’s operating results.

In addition, the Public Utility Authority – Electricity published another hearing to regulate the tariffs to private electricity producers in a format that is different from the present format. It is suggested that the proposed tariff regulation will apply to all holders of the conventional production licenses23 who will not have a tariff approval in effect at the relevant date. However, holders of the conventional production licenses who will have a tariff approval in effect at the relevant date – Dorad among them – will be provided the option to decide, at their discretion, to integrate in the proposed tariff arrangements (subject to the full capacity of their facilities operating in the format of the tariff approval they currently hold. As of the reporting date, Dorad has not yet made a decision to select the tariff regulation track proposed in the hearing, and is operating according to the tariff approval it currently holds.

In June 2011, Dori and Dori Construction entered into an agreement for civil engineering works toward the construction of the power station, according to which Dori Construction will serve as Dori’s subcontractor. In 2013, Dori and Dori Construction file legal claims against the construction contractors of the station with respect to a payment demand by Dori and Dori Construction for works they carried out for which consideration amounting to U.S.$ 13.8 million was not received (the “First Claim”). At the same time, the construction contractors filed a motion to initiate an arbitration proceeding against Dori and Dori Construction in an arbitration institute in London, to settle a monetary claim by the construction contractor amounting to U.S.$ 12.3 million (the “Mediation Proceeding”), and have announced that the main agreement is void and that they intend to seize the construction guarantee placed by Dori under the agreement.

In addition, in April 2014 Dori and Dori Construction filed another monetary claim against the construction contractor, in the amount of U.S.$ 42 million, together with a motion for a temporary seizure (ex parte) with respect to additional works carried out without any consideration being received and the return of the lien money hald by the construction contractor and that has yet to be returned (the “Second Claim”). In the same month, the court resolved to grant a temporary seizure order up to the Claim amount. In August 2014, after the positions of the parties were filed and a hearing was held on a motion filed by the construction contractor to void the seizure order, the court resolved to maintain the seizure order while limiting the seized amount in this claim to NIS 55 million.

[23]	Producers of electricity that use electromechanical power stations operated with fossil fuel, such as the distillation products of oil, natural gas or coal, unlike producers that produce electricity otherwise, such as using renewable energy (solar energy, wind turbines, etc).

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

In June 2014 the court resolved to delay the proceedings taking place in Israel with respect to the First Claim, due to the presence of a mediation clause in the agreement with the construction contractor, under which, in the opinion of the court, the dispute between the parties must be clarified by the arbitration institute in London, where proceedings between the parties are already being heard. In February 2015, with the agreement of the parties, the court resolved to delay also the proceedings with respect to the Second Claim, due to the said arbitration clause.

In July 2014, the construction contractor updated the amount of its claim in the arbitration proceeding to U.S.$ 35 million, citing its aforesaid claims of breach of the agreement between it and Dori and Dori Construction, as well as a demand for the payment of losses, damages and expenses (including interest).

In August 2014, Dori and Dori Construction filed a motion to initiate a mediation proceeding in the arbitration institute in London against the construction contractor, within the framework of which they claimed monetary compensation in the amount of U.S.$ 55.8 million, as well as a number of declaratory remedies with respect o cancellation of the engagement agreement with the construction contractor by the construction contractor and its demand to seize the bank guarantee they had provided. The said motion also requests that the hearing on both arbitration proceedings be consolidated. In November 2014, Dori and Dori Construction were notified that the arbitration institute in London decided to consolidate the two arbitrations as aforesaid. As of the reporting date, the arbitration proceeding is in its preliminary stages.

Furthermore, additional monetary claims were filed against Dori and Dori Construction, by subcontractors in the Dorad project, in a total amount of NIS 8.4 million.

Dori’s investment in Dorad could have a material effect on the results of operations of Dori Group and its financial position, subject to Dorad’s compliance with the conditions of the licenses and its targets, including from the aspect of the construction, operation and sales costs of the power station.

10.4.	Human capital

As of December 31, 2014, Dori Group employed 617 people (including 505 employees of Dori Construction and its subsidiaries and related companies and 73 employees of Ronson Group). In addition to employees employed on a permanent basis, Dori Construction uses manpower agencies to employ additional employees on a casual basis, according to its needs. In addition, Dori Group uses, on a casual basis, the services of manpower companies employing foreign workers.

Most of Dori Group’s employees sign a document that regulates their employment terms. Dori Construction operates in accordance with the provision of a general collective labor agreement in the construction, infrastructures, mechanical engineering equipment, public works and renovation sectors, which regulates and updates the employment terms of employees in these sectors, although this agreement is no longer in effect. To the best of Dori Construction’s knowledge, the parties to the said agreement are working to sign a new collective labor agreement. Dori and Dori Construction customarily provide incentives and reward their employees, from time to time, including based on their meeting performance goals. Officers in Dori and in Dori Construction are entitled to bonuses in accordance with their personal employment terms. Dori Construction maintains an option plan for its employees, as well as for employees of its subsidiaries and related companies, under which 85 thousands share options were granted as of the reporting date.

Ronson has a special incentive plan for key employees that are based on Ronson’s financial performance. It also has a phantom option plan designated for several key employees in the Ronson Group and based on the quote price of Ronson’s share. Under the plan, options may be granted at a rate of 1% of Ronson’s issued share capital, and that are exercisable according to a vesting mechanism prescribed by the plan and such that Ronson pays the gap between the exercise price and the share price (vis., without granting new shares). As of the reporting date, all options under the plan have been allocated, but have not been exercised yet.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

Also, in November 2014 Mr. Aharon Soffer, the Company’s President, was appointed as temporary CEO of Dori Group until the appointment of a permanent CEO, following the resignation of Mr. Ronen Ashkenazi, who served until then as the CEO of Dori. It is noted that Mr. Soffer is not employed in Dori and that Dori does not bear the cost of his appointment in it. On the termination of the employment of Mr. Ashkenazi as CEO of Dori, the management agreement between Dori and Gazit Development, regarding Mr. Ashkenazi’s services as the CEO of Dori, terminated.

10.5.	Credit and financing

10.5.1.	General

Dori finances its current operations mainly through loans from banks, from institutional entities and from its controlling shareholder, as well as through cash flows from operating activities and the issuance of securities. It is noted, that in October 2014 the Israel Securities Authority notified Dori that it is revoking the approval of Dori’s shelf prospectus. In projects in which it is the initiator, Dori Group enters into support agreements with banks, under which it receives bridge credit facilities which provide it with all financial services required during the project life, including issuing guarantees to apartment buyers. These financial support agreements require Dori to pledge to the banks all its rights in the project real estate as well as its rights toward the apartment buyers in the project, and under these agreements the project cash flows are managed in their entirety by the bank and the project’s progress is closely supervised.

The credit restrictions imposed on Dori Group are with regard to specific projects, and are restrictions undertaken by the Group by virtue of the bank support agreements for these projects, as is the accepted practice.

10.5.2.	Credit facilities

As of December 31, 2014 and immediately prior to the date of this report, the total amount of Dori Group’s credit facilities (including financial credit and guarantees) amounted to NIS 1,975 million (including monetary credit in the amount of NIS 155 million and guarantees in the amount of NIS 1,820 million). The total credit amount utilized as of December 31, 2014 is NIS 1,100 million (including financial credit in the amount of NIS 103 million and guarantees in the amount of NIS 997 million).

In return for debentures, credit and additional bank services provided to Dori Group, Dori Group has undertaken to comply with financial covenants, as well as to refrain from creating a floating charge on the properties of some of the Group companies. For details regarding the financial covenants, refer to Note 22d7 and Note 20e to the financial statements. It is noted that as of the reporting date, Dori Construction is not in compliance with some of the financial covenants set forth in the trust deed for the debentures (Series A) it has issued. For details regarding Dori Group and Dori Construction in compliance with the financial covenants, refer to Note 22d(6) to the financial statements.

10.5.3.	Guarantees

In the ordinary course of business, construction and quality guarantees are issued at Dori Group’s request by banks and insurance companies, with respect to its undertakings relating to construction permits and with respect to certain sale agreements.

10.5.4.	Summary of balances

As of December 31, 2014, Dori’s outstanding short-term credit bearing variable interest amounted to NIS 60 million and bears interest at a rate of 2.45%-5.25%. As of December 31, 2014, the outstanding long-term credit bearing variable interest amounted to NIS 16 million, and bore interest at a rate of 3.6%-4.3%.

As of December 31, 2014, Dori’s debenture balance amounts to NIS 399 million, of which NIS 333 million bear CPI-linked fixed interest at an annual rate of 2.9%-6.8% and the remainder are at a variable interest, are repayable between 2015 and 2021, and are rated A2 (Credit Review) (Israeli rating scale) by Midroog Ltd. in accordance with a rating report dated July 2014.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

10.6.	Principal risk factors

The risk factors that may impact Dori Group are mainly general changes in the economy with respect to residential construction inputs, land supply and availability, and the demand for apartments and their prices; changes and/or worsening of the geo-political and security situation, which could impact the economy as a whole and the real estate sector in particular, including cause a decline in the demand for apartments and increase in the prices of construction inputs; government policy, including with regard to the marketing of land owned by the Israel Lands Administration and the scope of benefits for apartment purchasers, as well as with regard to matters related to the availability of foreign workers, taxation, construction and real estate licensing and planning processes; changes in the policy of the banking system, including with regard to supervision on the liquidity and capital adequacy rates of the banks and limitations on the credit provided by them, and changes in the ability to raise capital; increases in financing expenses; interest rate fluctuations and significant increase in the consumer price index; increases in the labor wages input; increases in raw material prices and their availability; financing difficulties due to changes in the requirements of banks and increased uncertainty in the capital market; reliance on the injection of funds from the controlling shareholders of the Group; financial risks such as liquidity, credit, interest rate, residential construction inputs prices index, foreign currency and derivative and hedging risks; earthquake damage with respect to which Dori Group is required to pay excess insurance; antiquities being discovered on real estate owned by Dori Group; international market risks pertaining to Dori Group’s activity in Central and Eastern Europe, mainly exchange rate fluctuations, partial adjustment of real estate prices to the input prices, and risks deriving from the political and economic situation in these countries; dependence of Dori Construction’s classification as a contractor on Dori Group’s classification as a contractor; investment in the power station construction project through Dorad, that entails uncertainty and risk with respect to the return of the investment, the project’s profits and the yield for the Group; and risks entailed in Dorad’s operation, which include, inter alia, changes in the electricity rates, shortage of natural gas, environmental considerations; the implications of the Concentration Law, etc.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

11.	Supplementary activities of the Company that do not comprise a separate segment

11.1.	Gazit Development

11.1.1.	The Company has been operating in Israel in the shopping center sector through the subsidiary Gazit Development, of which the Company owns 84.7% (75% on a fully diluted basis)[24]. As of December 31, 2014, Gazit Development owns 10 income-producing properties, two investment property under development and a number of plots of land for investment in Israel[25]. In addition, Gazit Development owns one income-producing property in Bulgaria and a number of plots of land for investment in Bulgaria and in Macedonia[26] (“Gazit Development (Bulgaria)”).

As of December 31, 2014, Gazit Development owns 84.9% of the share capital and voting rights in Dori (for details regarding Dori Group’s activity, refer to section 10 of the report above) as well as a permanent capital note (for additional details regarding the capital note, refer to Note 9g to the financial statements). For details regarding credit lines extended by the Company to Gazit Development, inter alia for a scheme for investment in Dori Group refer to section 11.1.9 below.

It is clarified that the data in this section 11.1 do not include Dori’s activity, which is provided, as aforesaid, in section 10 above.

For details regarding the shareholders’ agreement pertaining to Gazit Development, refer to section 23.5 below.

11.1.2.	Economic data regarding geographic regions

The table below provides the macro-economic characteristics(*) of Israel, where Gazit Development conducts most of its operations:

Macro-economic parameters	Israel
	As of December 31,
	2014	2013	2012
Gross domestic product (PPP)	U.S.$ 268 billion	U.S.$ 258 billion	U.S.$ 246 billion
GDP per capita (PPP)	U.S.$ 33,352	U.S.$ 32,717	U.S.$ 31,909
GDP growth rate (PPP)	4.18%	4.79%	4.85%
GDP growth rate per capita (PPP)	1.94%	2.53%	2.59%
Inflation rate(**)	-0.2%	1.8%	1.6%
Yield on long-term government debt(***)	1.48%	2.60%	2.90%
Rating of long-term government debt(****)	A+/A1	A+/A1	A+/A1
Exchange rate of local currency to U.S.$ as of December 31(*****)	NIS – U.S.$ 0.257	NIS – U.S.$ 0.288	NIS – U.S.$ 0.269

(*)	Unless stated otherwise, the data provided in the table are based on publications of the IMF - World Economic Outlook Database, October 2014.
(**)	According to publications of the Central Bureau of Statistics.
(***)	According to Bank of Israel data with respect to long-term government debentures (www.bankisrael.com).
(****)	According to S&P or Moody’s (www.moodys.com / www.standardandpoor.com).
(*****)	According to Bank of Israel data.

[24]	It is noted, that in March 2015 the Company and Ronen Ashkenazi Holdings Ltd., the other shareholder in Gazit Development, entered into an agreement with Citigroup Global Markets Limited, to review strategic alternatives for the operation of Gazit Development’s income-producing properties and land for development or their interests therein. It is clarified that at the reporting date there is no certainty as to any such transaction being completed and/or its terms.
[25]	Gazit Development also owns 26% of an income-producing property in Israel.
[26]	Gazit Development’s properties in Bulgaria and Macedonia are owned through wholly-owned subsidiaries (with the exception of two properties in which it owns 75% and 50%, respectively, while the remainder is owned by third parties).

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

11.1.3.	Principal aggregate data about Gazit Development’s properties

The table below provides principal data about Gazit Development’s income-producing property:

	As of December 31
	2014	2013
Total GLA of income-producing properties (consolidated) (in square meter thousands)	131	133
Total GLA of income-producing properties (Company’s share) (in square meter thousands)	111	110
Fair value of income-producing properties (consolidated) (in NIS thousands)	2,462,577	2,386,107
Fair value of income-producing properties (Company’s share) (in NIS thousands)	2,084,571	1,968,538
NOI of the properties (consolidated) (per year, in NIS thousands)(*)	161,784	158,788
NOI (Company’s share) (per year, in NIS thousands)(*)	134,341	122,068
Revaluation gains (consolidated)	77,330	27,897
Revaluation gains (Company’s share)	65,460	21,663
Average monthly rent per square meter (in NIS)	101.3	101.5
Actual average occupancy rate(**)	For 2014: 97.5%	For 2013: 98.2%
	As of December 31, 2014: 97.5%	As of December 31, 2013: 97.1%
Number of income-producing properties	11	11
Actual average yields according to value at the end of the year	6.9%	6.9%

(*)	In 2012, the NOI of the field of operation properties amounted to a total of NIS 151,383 thousand (consolidated) and NIS 133,537 thousand (the Company’s share).
(**)	The average occupancy rate for a specific year was calculated as the average of all occupancy rates at the end of every calendar quarter in the relevant year.

11.1.4.	Expected rental income from lease agreements entered into(*)

Period of recognition of income	Income from fixed components (in NIS thousands)	Number of terminating lease agreements	Area in the terminating agreements (in square meter thousands)
2015	163,220	80	5
2016	158,935	58	4
2017	153,784	53	4
2018	146,304	68	5
2019 and thereafter	1,525,818	428	112

Total	2,148,061	687	130

(*)	Assuming exercise of the lease agreement extension options by the tenants.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

11.1.5.	Aggregate data about investment properties under construction of Gazit Development

The table below provides aggregate data about Gazit Development’s investment properties in Israel that were classified as investment properties under construction in the Company’s financial statements:

	For the year ended December 31
	2014	2013	2012
Number of properties under construction at the end of the period	2	2	1
Total GLA under construction (planned) at the end of the period (in square meter thousands)	13	12	4
Total costs invested in the current period (consolidated) (in NIS thousands)	33,416	51,603	—
The amount at which the properties are stated in the financial statements at the end of the period (in NIS thousands)	125,396	75,511	29,000
Construction budget during the subsequent period (estimate) (consolidated) (in NIS thousands)	64,930	50,000	8,000
Total balance of estimated construction budget for completion of the construction works (estimate as of the end of the period) (consolidated) (in NIS thousands)(*)	64,930	108,550	—
Percentage of the GLA under construction with respect to which lease agreements have been signed	45.0%	24.0%	—
Expected annual revenue (estimate) (consolidated) (in NIS thousands)(*)	—	—	—

(*)	The datum refers to the estimated total annual revenue expected from projects the construction of which is scheduled to end in the following year, and for which lease agreements have been signed with respect to 50% or more of their total GLA.

11.1.6.	Aggregate data about Gazit Development’s plots of land for investment

The table below provides aggregate data about Gazit Development’s plots of land for investment in Israel (that are classified in the Company’s financial statements as investment property):

For the year ended December 31
	2014	2013
The amount at which the plots of land are stated in the financial statements at the end of the period (consolidated) (in NIS thousands)	Israel –201,808 Bulgaria and Macedonia –231,062	Israel –163,554 Bulgaria and Macedonia –234,700
The total area of plots of land at the end of the period (in square meter thousands)	Israel –35 Bulgaria and Macedonia –227	Israel –35 Bulgaria and Macedonia –227
Total construction rights on land according to approved plans (in square meter thousands)	Israel –41 Bulgaria and Macedonia –382	Israel –41 Bulgaria and Macedonia –382

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

11.1.7.	Acquisition and sale of properties

Through the years 2012 to 2014 Gazit Development did not acquire or sell properties.

11.1.8.	Human capital

As of December 31, 2014, Gazit Development (and its wholly-owned subsidiaries) has 69 full-time employees (66 employees in 2013), as follows: headquarters –- 29 employees; property management – 20 employees; operation – 20 employees.

The said employees are employed under personal contracts, and are usually entitled to a base salary, customary social benefits and bonuses, at management’s discretion.

11.1.9.	Credit and financing

Gazit Development finances its investments in properties through Company financing (including in accordance with the Company’s undertakings under the agreement for the establishment of Gazit Development, as referred to in section 23.5 below; the “Founders Agreement”) and through financial institutions.

(a) Capital issuance – For details regarding the issuance of warrants that are convertible into its shares, by way of a rights issuance, issued by Gazit Development in August and November 2014, and the exercise of some of these warrants, refer to Notes 9h to the financial statements.

(b) Shareholders’ loans - In addition to the Company’s investment of U.S.$ 85 million in Gazit Development, through a shareholders’ loan (most of which has been repaid as of the reporting date), the Founders Agreement provides that to the extent that Gazit Development would require financing for its projects, the Company may extend to Gazit Development additional financing, in lieu of bank financing, under terms similar to bank financing terms that Gazit Development may obtain at the relevant loan grant date. This right was provided for initially in the Founders’ Agreement described in section 23.5 below, and its concrete terms were re-established in an agreement between the Company and Gazit Development, dated December 31, 2007.

In addition, the Company extended to Gazit Development Group credit, which as of December 31, 2014 amounts to NIS 856 million, according to a debenture allotment agreement entered into by the Company and Gazit Development in August 2009. Pursuant to this agreement, the Company has extended credit to Gazit Development, in the amount of all the amounts raised by the Company within the framework of the issuance to the public of debentures (Series J) in February 2009 (as extended) (the “Debentures”), that were secured by collateral provided in favor of the Debenture holders by companies in the Gazit Development Group. According to the terms of the agreement, the Company will extend to Gazit Development additional credit, in the amount of all the amounts that it will raise from an extension of the Debentures, if and insofar as it does so, all on back to back terms to the credit to be extended to the Company in accordance with the terms of the Debentures, as issued, other than with regard to the interest rate.

In addition, as of December 31, 2014, the Company extended to Gazit Development credit lines in a total amount of NIS 375 million. As of December 31, 2014, Gazit Development utilized NIS 350 million out of this amount (as of the reporting date, Gazit Development utilized an additional NIS 25 million out of this amount). The said credit lines were used mainly in the scheme of investment in Dori. For additional details regarding the investment scheme, refer to Note 9g to the financial statements.

As of December 31, 2014, the outstanding balance of the loans extended by the Company to Gazit Development amounted to NIS 1.7 billion (NIS 1.7 and NIS 1.9 billion as of December 31, 2013 and 2012 respectively).

During 2015, the Company extended to Gazit Development additional credit lines in a total amount of NIS 90 million that will serve mainly for the investment scheme in Dori.

(c) Mortgages - The total of Gazit Development’s mortgage-secured liabilities (excluding commitments with respect to debentures (Series J)) was NIS 712 million as of December 31, 2014 (as of December 31, 2013– NIS 388 million). Out of the pledged debt, a total of NIS 657 million is at fixed interest at a weighted rate of 2.6%, with an average repayment period of 5.4 years, and the balance, in the amount of NIS 55 million, is at variable interest at a weighted rate of 3.25%, with an average repayment period of one year.

(d) Credit facility – Gazit development has an unsecured revolving credit line from a bank in the total amount of NIS 125 million, which was outstanding, until March 2015, and of which Gazit development utilized NIS 107 million as of December 31, 2014. Gazit Development is working to extend the said credita line by one more year.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

(e) Financial covenants

Some of the loans granted to Gazit Development in the ordinary course of business, require compliance with financial and other covenants. For details regarding the financial covenants, refer to Note 21d5 to the financial statements.

In addition, some of the mortgages granted to Gazit Development and its subsidiaries in the ordinary course of business, require compliance with financial and other covenants with respect to the specific property for which the loan was granted.

As of December 31, 2014 and immediately prior to the approval date of this report, Gazit Development is in compliance with all the prescribed covenants.

11.2.	Gazit Germany

11.2.1.	Since 2006, the Company operates in Germany through subsidiaries which, for convenience, are referred to in this report as “Gazit Germany”. As of December 31, 2014, Gazit Germany owns 4 income-producing properties (3 shopping centers and an additional property).

In 2014, Gazit Germany sold three income-producing properties to a third party in consideration for EUR 92 million (NIS 437 million).

Gazit Germany’s properties are mostly managed by external service providers. The management services include maintenance services, which costs are paid by the tenants, in accordance with the relevant lease agreements. The level of management fees charged is derived from the rent paid by the tenant, and from the size of the area leased. In addition, the tenants are required to bear a pro rata percentage of the management expenses (to cover the tenant’s participation in taxes, insurance and property maintenance costs). The percentage paid by each tenant out of the said expenses varies between tenants.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

11.2.2.	Economic data regarding geographic regions

The table below provides the macro-economic characteristics of Germany, where Gazit Germany conducts its operations(*):

Macro-economic parameters – Germany	As of December 31
	2014	2013	2012
Gross domestic product (PPP)	U.S.$ 3,621 billion	U.S.$ 3,513 billion	U.S.$ 3,443 billion
GDP per capita (PPP)	U.S.$ 44,.741	U.S.$ 43,475	U.S.$ 42,756
GDP growth rate (PPP)	3.09%	2.03%	2.71%
GDP growth rate per capita (PPP)	2.91%	1.68%	2.46%
Inflation rate	0.90%	1.22%	2.05%
Yield on long-term government debt(**)	0.59%	1.80%	1.30%
Rating of long-term government debt(***)	AAA/Aaa	AAA/Aaa	AAA/Aaa
Exchange rate of EUR to U.S.$ as of December 31(****)	1.216	1.377	1.321

(*)	Unless stated otherwise, the data provided in the table are based on publications of the IMF - World Economic Outlook Database, October 2014.
(**)	According to ECB (www.ecb.int) data with respect to 10-year debentures as of December 31, 2014.
(***)	According to S&P or Moody’s (www.moodys.com / www.standardandpoor.com).
(****)	According to OandA data (www.oanda.com).

11.2.3.	Principal aggregate data about Gazit Germany properties

The table below provides principal data about Gazit Germany’s investment property as of December 31, 2014 and 2013(*):

	As of December 31
	2014	2013
Total GLA of income-producing properties (in square meter thousands)	49	101
Fair value of income-producing properties (in EUR thousands)	94,498	180,969
NOI of the properties (per year, in EUR thousands) (**)	9,914	11,136
Revaluation losses (in EUR thousands)	5,598	(9,411)
Average monthly rent per square meter (in EUR)	14.1	12.5
Actual average occupancy rate	For 2014: 88.2%	For 2013: 90.3%
	As of December 31 2014: 84.7%	As of December 31 2013: 88.0%
Number of income-producing properties	4	7
Average yields according to the actual end-of-year value	6.1%	6.37%

(*)	Since the Company owns 100% of the share capital of Gazit Germany, Gazit Germany’s consolidated data and its data according to the Company’s proportionate share therein are the same.
(**)	The total NOI of the properties of the field of operation in 2012 amounted to EUR 11,211 thousand.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

11.2.4.	Aggregate data about Gazit Germany’s plots of land for investment

As of December 31 of each of the years 2014 and 2013, Gazit Germany had no plots of land for investment.

11.2.5.	Human capital

As of December 31, 2014, Gazit Germany has 7 administration and finance employees (10 employees in 2013.

11.2.6.	Credit and financing

During 2014 Gazit Germany repaid all of its mortgages that were granted to it.

11.3.	ProMed

11.3.1.	As of the reporting date, ProMed owns two medical office buildings in the United States (as of December 31, 2014 – four). In the reporting period, ProMed sold to a third party 12 medical office buildings in consideration for U.S.$ 405 million (NIS 1.4 billion), and in 2015 it sold to a third party two other properties in consideration for U.S.$ 28.5 million (NIS 111 million).

11.3.2.	Principal aggregate data about ProMed’s properties

The table below provides principal data about ProMed’s income-producing properties, which are used, as aforesaid, as medical office buildings, as of December 31, 2014 and 2013(*):

	As of December 31
	2014	2013
Total GLA of income-producing properties (in square meter thousands)	38	136
Fair value of income-producing properties (in U.S.$ thousands)	177,045	557,189
NOI of the properties (per year, in U.S.$ thousands) (**)	2	40,731
Revaluation gains (losses) (in U.S.$ thousands)	17,246	(1,300)
Average monthly rent per square meter (in U.S.$)	35.0	30.5
Actual average occupancy rate	For 2014: 94.0%	For 2013: 96.5%
	As of December 31 2014: 92.7%	As of December 31 2013: 96.0%
Number of income-producing properties	4	16
Average yields according to the actual end-of-year value	6.8%	6.9%

(*)	As the Company owns 100% of the share capital of ProMed, ProMed’s consolidated data and its data according to the Company’s proportionate share therein are the same.
(**)	The total NOI of the properties of the field of operation in 2012 amounted to U.S.$ 35,276 thousand.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

11.3.3.	Credit and financing

(a) ProMed’s total mortgage-secured loans as of December 31, 2014 amounted to U.S.$ 67 million (NIS 260 million), and bear fixed interest at an annual average weighted rate of 7%; as of December 31, 2013 and 2012, ProMed’s mortgage-secured liabilities totaled U.S.$ 292 million (NIS 1,012 million) and U.S.$ 297.4 million (NIS 1,110 million), respectively. The average maturity period of all loans is 10.6 years.

(b) Financial covenants

Some of the loans granted to ProMed and its wholly-owned subsidiaries in the ordinary course of business, require compliance with financial and other covenants with respect to the specific property for which the loan was granted.

As of December 31, 2014 and immediately prior to the approval date of this report, ProMed and its wholly-owned subsidiaries are in compliance with all the prescribed covenants.

11.4.	Gazit Brazil

Since 2007, the Company operates in the shopping centers sector in Brazil through its wholly-owned subsidiary (100%), Gazit Brazil. As of December 31, 2014, Gazit Brazil owns 5 income-producing properties and another property under development. In the reporting year, Gazit Brazil acquired in Sao Paolo another property, a plot of land adjacent to a property under development and an additional 52.5% in an existing property and subsequent to the reporting date Gazit Brazil acquired another property.

11.4.1.	Macro- economic characteristics (*):

Macro-economic parameters-Brazil	As of December 31
	2014	2013	2012
Gross domestic product (PPP)	U.S.$ 3,073 billion	U.S.$ 3,013 billion	U.S.$ 2,896 billion
GDP per capita (PPP)	U.S.$ 15,153	U.S.$ 14,987	U.S.$ 14,537
GDP growth rate (PPP)	1.98%	4.02%	2.85%
GDP growth rate per capita (PPP)	1.11%	3.09%	1.89%
Inflation rate	6.25%	5.91%	5.84%
Yield on long-term government debt (**)	11.32%	13.05%	9.17%
Rating of long-term government debt(***)	BBB/Baa2	BBB/Baa2	BBB/Baa2
Exchange rate of BRL to U.S.$ as of December 31(****)	0.373	0.423	0.488

(*)	Unless stated otherwise, the data provided in the table are based on publications of the IMF - World Economic Outlook Database, October 2014.
(**)	According to Market Watch, with respect to 10-year debentures as of December, 2014.
(***)	According to S&P or Moody’s (www.moodys.com / www.standardandpoor.com).
(****)	According to OandA data (www.oanda.com).

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

11.4.2.	Principal aggregate data about Gazit Brazil’s properties

The table below provides principal data about Gazit Brazil’s income-producing properties (*):

	As of December 31
	2014	2013
Total GLA of income-producing properties (in square meter thousands)	46.9	32.4
Fair value of income-producing properties (in BRL thousands)	453,490	224,801
NOI (per year, in BRL thousands) (**)	19,782	10,948
Revaluation gains (losses) (in BRL thousands)	(4,633)	(25,700)
Average monthly rent per square meter (in BRL)	54.7	40.7
Actual average occupancy rate(***)	For 2014: 88.4%	For 2013: 90.3%
	As of December 31 2014: 89.3%	As of December 31 2013: 92.4%
Number of income-producing properties	5	4
Actual average yields according to value at the end of the year	6.4%	6.0%

(*)	As the Company owns 100% of the share capital of Gazit Brazil, Gazit Brazil’s consolidated data and its data according to the Company’s proportionate share therein are the same.
(***)	The total NOI of the properties of the field of operation in 2012 amounted to BRL 8,111 thousand.
(****)	The average occupancy rate for a specific year was calculated as the average of all occupancy rates at the end of every calendar quarter in the relevant year.

11.4.3.	Expected rental income from lease agreements entered into

Period of recognition of income	Income from fixed components (in NIS thousands)	Number of terminating lease agreements	Area in the terminating agreements (in square meter thousands)
2015	40,066	166	11
2016	30,413	32	2
2017	27,824	29	1
2018	25,700	34	5
2019 and thereafter	26,845	43	23

Total	150,848	304	42

11.4.4.	Aggregate data about investment properties under construction in the field of operation

Between the years 2012 and 2013, Gazit Brazil did not have income-producing properties that were classified as investment properties under construction in the Company’s financial statements (with the exception of the property stated in section 11.4.3). As of December 31, 2014, Gazit Brazil has one property under construction – a shopping center with a GLA of 29 thousand square meters whose cost in the books amounts to BRL 123 million. The remainder of the cost to completion of the property is BRL 197 million.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

11.4.5.	Acquisition and sale of properties (aggregate)

The table below provides data about properties acquired by Gazit Brazil in each of the years 2014, 2013 and 2012:

		For the year ended December 31
		2014	2013	2012
Properties acquired(*)	Number of properties acquired during the period	3	2	—
	Cost of properties acquired during the period (consolidated) (in BRL thousands)	249,842	53,279	—
	NOI of properties acquired (in BRL thousands)	15,884	4,598	—
	Area of properties acquired during the period (in square meter thousands)	16	11	—

(*)	Includes additional rights acquired in an existing property.

11.4.6.	Human capital

As of December 31, 2014, Gazit Brazil has 17 employees (17 employees in 2013), as follows: management and administration – 5 employees; accounting department – 6 employees; operating and properties department—6 employees.

The said employees are employed by Gazit Brazil under personal contracts, and are entitled under them to a base salary, various benefits and bonuses, at the discretion of management.

11.4.7.	Financing

The Company finances its operations in Brazil from its own sources.

11.5.	Investment in a real estate investment fund in India

In August 2007, a wholly-owned subsidiary of the Company entered into an agreement to invest in Hiref International LLC, a real estate fund in India that is registered in Mauritius (the “Fund”). The Fund was established on the initiative and with the support of HDFC Group, one of the largest economic bodies in India. According to the Fund’s incorporation documents and the investment agreement, the Fund will invest directly and indirectly in real estate companies that operate in the development and construction field and in similar fields, including in special economic and trade zones (SEZ), technological parks, combined municipal complexes, industrial parks, and buildings in the accommodation and leisure sector, such as hotels, residential buildings and commercial and recreation centers.

For additional details regarding the Fund, including regarding related outstanding investment commitments and the balance of the investments in it as of December 31, 2014, refer to Note 11(1) to the financial statements.

11.6.	Securities portfolio and investment fund holdings

From time to time, the Company owns securities of companies that are listed on stock exchanges in the United States, Canada, Europe and Israel. These investments are spread across a broad portfolio, in amounts that are not material to the Company.

In addition, wholly-owned subsidiaries of the Company have invested in several equity funds, in amounts that are not material to the Company.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

12.	Required adjustments at the Company level

Reconciliation to the statement of financial position

		As of December 31
		2014	2013
		(consolidated) (in NIS thousands)
Presentation in the description of the Company’s business	Total investment properties whose development was completed in the United States (consolidated)	15,847,174	13,156,186
	Total investment properties whose development was completed in Canada (consolidated)	24,625,598	22,215,743
	Total investment properties whose development was completed in Northern Europe (consolidated)	12,854,910	12,953,455
	Total investment properties in Gazit Germany (consolidated)	446,465	865,376
	Total investment properties in ProMed (consolidated)	688,528	1,934,003
	Total investment properties in Gazit Brazil (consolidated)	661,280	333,806
	Total investment properties in Gazit Development (consolidated)	2,462,577	2,386,107
	Total investment properties under development in the United States (consolidated)	—	121,079
	Total investment properties under development in Canada (consolidated)	477,679	1,044,945
	Total investment properties under development in Northern Europe (consolidated)	262,130	128,676
	Total investment properties under development in Gazit Development (consolidated)	125,396	75,511
	Total plots of land classified as investment properties in the United States (consolidated)	91,528	88,511
	Total plots of land classified as investment properties in Canada (consolidated)	57,124	481,460
	Total investment properties under development in Gazit Brazil (consolidated)	197,860	140,776
	Total plots of land classified as property held for sale in Canada (consolidated)	61,980	60,538
	Total plots of land classified as investment properties in Gazit Development (consolidated)	432,870	398,254
	Other adjustments	40,054	14,890

	Total (consolidated)	59,333,066	56,399,316

	“Investment property” item in the statement of financial position (consolidated)	57,593,833	53,920,105
	“Investment property under development” item in the statement of financial position (including held-for-sale properties) (consolidated)	1,063,067	1,510,987
Presentation in the statement of financial position	Lands	578,583	968,224

	Total	59,333,066	56,399,316

ATR (Company’s share)		5,754,092	5,969,197

Adjustment to FFO income

For details regarding FFO for the years ended on December 31, 2012 to 2014, refer to section 2.2 of the Directors’ Report.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

D.	Issues relevant to all fields of operation of the Group[27]

13.	Marketing and distribution

As is usual in the sectors and in the regions in which it operates, from time to time the Group makes use of various marketing channels for the purpose of leasing its properties, the principal of which are: advertising at the location where the property is situated; ongoing contacts with realty brokers; advertising concentrated largely on local media; participating in sector-orientated exhibitions and conventions; updating the available property listings on websites; employment of staff whose principal job is the marketing and leasing of the Group’s properties, and also the employment of site managers, part of whose day-to-day responsibility includes marketing the property that they manage. In addition, the Group advertises the activities of tenants in its complexes, also conducting community and commercial activities, in order to maintain and promote the complex as an attraction to the local consumers.

14.	Competition

14.1.	In the Company’s opinion, its fields of operation are characterized by a particularly high level of competition, due to the large number of firms active in these fields. The Group is exposed to competition from commercial real estate owners and developers, real estate companies (including companies with REIT status for tax purposes in the United States), pension funds and financial entities, promoters in the real estate sector and retail chains (e.g., the Wal-Mart chain), as well as other owners and developers of commercial real estate in areas where the Group’s properties are located, including, inter alia, leading companies such as: Federal Realty, Kimco Realty, Regency Centers, Weingarten Realty and Center Corp that compete with EQY; Allied Properties, RioCan, Primaris, and Calloway that compete with FCR; Sponda, Unibail-Rodamco, Steen & Strom, Atrium Ljungberg and Wereldhave that compete with CTY; and Unibail-Rodamco, Klepierre and ECE Projektmanagement that compete with ATR. In addition, in recent years, the Group is exposed to increasing competition from online retailers (retailers that conduct their business on the internet), whose sales are expected to continue increasing in the future, thus reducing the business of the Group’s tenants. Some of the said competitors have considerably greater resources at their disposal than those available to the Group. The competitive advantage of such competitors reduces the Group’s bargaining power and could result in a reduction in the Group’s profitability. An increase in the number of retail properties in a given region where the Group’s property is located could have a detrimental effect on the Group’s ability to rent out vacant space and to maintain the level of the rents charged on its properties. Certain of the Group’s properties are exposed to competition from properties adjacent to them, the tenants in which provide an identical or similar retail mix to that of the Group’s property, including through rentals to chains that are the Group’s anchor tenants.

14.2.	The Group sees itself as having a number of competitive advantages that, in its opinion, assist it in coping with its competitors, and that in the Company’s opinion constitute critical success factors for its fields of operation. Such advantages include the following: the Group’s properties are located in attractive areas, having high rates of population growth and high density rates, and characterized by entry barriers; the ability to offer retailers a large number of properties that match their requirements over a wide area; proactive management of the properties, including ensuring that properties are maintained to a high standard over time; senior management that is experienced and has proven achievements; local management that is experienced, knowledgeable and familiar with the Company’s field of operation in each of the operating regions; the focus of the Group’s activities is on shopping centers anchored by supermarket chains or other retail chains, having a high degree of essentiality. Such chains, by their very nature, have a high customer flow and are more resilient to fluctuations in the economy; a broad mix of tenants; establishing and maintaining a strong network of relations with tenants on an ongoing basis, and a wide tenant base (as of the reporting date, the Group has more than 14 thousand lease agreements, and the rental income from the largest tenant represents 4.4% of the total rental income in the report year (3.7% in 2013)); a sound reputation, a wealth of experience, a thorough familiarity with the sector and a proven performance record; geographic deployment across multiple countries (more than 20 countries, as of the reporting date); regional dominance that facilitates a variety of investment opportunities and enhances the ability to contend with cyclical changes in the economic conditions in the different markets; substantial financial capabilities and access to various capital markets, including a high credit rating (in the United States, Canada, Europe and Israel); holding an inventory of land in proximity to some of the Company’s properties, and experience in the improvement, development and redevelopment of properties.

[27]	The data presented in Part D of the report do not refer to Dori Group, unless specifically stated otherwise.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

15.	Fixed assets

For details regarding the Group’s fixed assets, including office buildings used as the offices of the Group companies as well as engineering equipment owned by Dori Group, refer to Note 14 to the financial statements.

16.	Intangible assets

The Company owns several trademarks in Israel: Gazit-Globe (in Hebrew and in English), AAA, LOCATION LOCATION LOCATION (text and design); registered trademarks in the United States: Gazit-Globe, G (design in black and white), and G (design in color); and registered trademarks in the EU, in Russia and in Brazil: LOCATION LOCATION LOCATION (design).

As of the reporting date, intangible properties have not been recognized as an asset in the Company’s financial statements.

17.	Human capital

17.1.	As of December 31, 2014, the Company and its wholly-owned subsidiaries (which are not separately presented in this report) have 47 full-time permanent employees, as follows: 28 employees in Israel (34 employees in 2013); and 19 employees in the United States (25 employees in 2013).

The said employees are employed under personal employment contracts, and are usually entitled to a base salary, accepted social benefits and bonuses, at the discretion of the specific employer’s management. Some of these employees are entitled to various benefits according to the position they hold, and receive in addition long-term compensation in the form of mechanisms based on the Company’s securities.

17.2.	In September 2013, further to the provisions of Amendment No. 20 to the Companies Law, 1999, and after receiving the approval of the Company’s Board of Directors and its Compensation Committee, a general meeting of the Company’s shareholders approved a compensation plan for the Company’s officers (the “Compensation Policy”). The Compensation Policy applies to the Company’s President, its executive vice president, its vice-presidents and directors, including directors who serve in another position in the Company (with the exception of the Company’s controlling shareholders). Under the Compensation Policy, the compensation package to the Company’s officers will include three principal components, in varying proportion, specifically (a) salary and related components; (b) annual bonuses; and (c) long-term equity-based compensation, as follows:

•	Salary and related benefits - the fixed compensation will be set according to market terms for officers in similar positions in comparable companies, and will include social benefits and the customary-related benefits. The Company may also refund the amount needed to gross up the car and phone use benefits for tax purposes. For employment agreements with a term exceeding two years, the Company can link adjustments in the salary to the consumer price index in Israel.

•	Performance-based annual bonus - the annual bonus will be calculated based on the attainment of measureable targets for the Company, including FFO per share, NAV per share, leverage ratio (solo and consolidated), performance of the Company’s shares, and general and administrative expenses target. An amount, not to exceed 20% of the total annual bonus to an officer, will also be granted at the discretion of the Compensation Committee and the Board of Directors. With respect to officers other than the president and/or a director of the Company, up to 50% of the bonus may be calculated based on measureable and qualitative targets decided for such officer (distinguished from the targets for the Company itself). The annual bonus amounts are limited to a ceiling ranging between 7 and 12 monthly salaries, according to the officer’s corporate rank. The bonus amount which is based on the Company targets being met will be set linearly, between the minimum value and the maximum value, or target value, set for each parameter, all subject to the precondition that the Company has attained at least 80% of its weighted target levels for that year. The specific parameters set forth for 2014 and the minimum value of each of the parameters used to calculate the annual bonus for 2014 are as follows:

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

Parameter	Weight in the grant formula for 2014	Minimum value for 2014
FFO per share (in NIS) (*)	10%	3.44
NAV[28] per share (in NIS)(*)	10%	45.7
Consolidated leverage ratio	7.5%	54.6%
leverage ratio - solo	15%	61.1%
Performance of the Company’s shares compared with relevant indices[29]	17.5%	0%
General and administrative expenses target, expanded solo basis (in NIS million)	20%	157
Discretion of the Board of Directors	20%	—

(*)	In monitoring compliance with these targets, the same currency rates will be used that were used to determine them

•	Long-term equity-based compensation: the equity-based compensation will include the allocation of securities or phantom securities to officers, at an annual economic value at the grant date that will not exceed the ceiling set forth in the Compensation Policy according to the corporate rank of each officer. Half of the equity-based compensation will be granted as restricted share units, half of which will vest automatically over a period of no less than three years, while the vesting of the other half will be contingent on the long-term yield of the Company’s shares. The vesting period of the securities will be no less than three years and their exercise price will not fall below the average price of the Company’s shares on the stock exchange.

In addition, the Compensation Policy sets forth provisions for the term of the agreements with the officers and provisions for the officers’ rights on retirement, which include, inter alia, an advance notice period, an adaptation period, acceleration of the vesting of the equity-based compensation components, and the option of granting a retirement grant in an amount that will not exceed twelve monthly salaries (for an officer who was employed by the Company for a period exceeding five years). Directors who do not hold another position in the Company will be entitled to the remuneration provided for the external directors of the Company.

Directors who do not hold another position in the Company will be entitled to the remuneration set for the external directors of the Company.

In addition, officers will receive insurance, indemnification and exemption (for details refer to Regulation 29A in Part D of the Periodic Report).

17.3.	The Company has a certain degree of dependency on the continued activity of its Chairman of the Board of Directors and one of its controlling shareholders, Mr. Chaim Katzman, and his Executive Vice Chairman, Mr. Dori Segal, who is also one of the Company’s controlling shareholders, who served as its President for ten years until the beginning of 2008. The Company estimates, that upon the termination of Mr. Dori Segal’s service as the Company’s President and the appointment of a new President, its dependency on the said two officers has decreased. The Company is unable to assess what effect, if any, the termination of service of either of the two said officers would have.

On November 15, 2011, the employment agreements between the Company and Mr. Chaim Katzman30 and Mr. Dori Segal31 expired. Despite the expiry of their employment agreements, Mr. Katzman and Mr. Segal continue in their roles as Executive Chairman of the Board of Directors and Executive Vice Chairman of the Board of Directors, respectively, without receiving remuneration from the Company. However, within the framework of the positions they hold, Messrs. Katzman and Segal are entitled to continue using the means that are at the disposal of the Company’s management for the purpose of fulfilling their duties.

[28]	This parameter is affected, inter alia, by the revaluation of investment property.
[29]	The comparison was made against an indices basket which includes: TA-Real Estate 15 (55%), RMZ (15%), EPRA Global (15%), EPEU (15%).
[30]	The employment agreement expired in light of the transition provisions set in the Companies Law (Amendment No. 16), 2011, with respect to approval of the agreements of public companies with the controlling shareholder regarding the terms of his appointment and employment.
[31]

The agreement terminated due to the termination of the original agreement term on September 30, 2011, and after Mr. Segal has agreed to postpone the last date on which the Company may inform him of the non-renewal of the agreement term until November 15, 2011.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

17.4.	For details regarding the terms of the employment agreements of Mr. Arie Mientkavich, the Deputy Chairman of the Board of Directors, and Mr. Aharon Soffer, the Company’s President, refer to Regulation 21 in Chapter D of the Periodic Report.

17.5.	The Company’s directors (excluding directors who serve in other positions in the Company: Mr. Chaim Katzman, Mr. Dori Segal and Mr. Arie Mientkavich), are entitled to annual remuneration and to per-meeting remuneration pursuant to Regulation 8a of the Companies’ Regulations (Rules Regarding Remuneration and Expenses for an External Director), 2010. For details, refer to Regulation 21 in Chapter D of the Periodic Report.

17.6.	The Company’s share-based compensation

From time to time, the Company grants shares and securities that are convertible into shares to Company officers and to its employees and those of its wholly-owned subsidiaries.

(a) 2011 Plan

In December 2011, the Company adopted a securities compensation plan, according to which the Company may allot to managers, employees, directors, consultants and service providers of the Company and related companies up to 4.5 million shares or securities that are convertible into shares of the Company. The plan allows also allotment to American employees. The plan is managed by the Compensation Committee, that will set the terms of the securities allotted in virtue of the plan. According to the plan, those entitled may be allotted share options, restricted shares, restricted share units or any other share-based compensation, at the discretion of the Compensation Committee and the Board of Directors. Share options allotted by virtue of the 2011 plan may be exercised in different ways, as decided by the Committee, including by way of net exercise, namely receiving the number of shares that reflects the value of the financial benefit embodied in the share options (“cashless exercise”). Share options allotted under the 2011 plan will be subject to the different customary adjustments. In addition, provisions were set for different cases involving termination of the allottee’s employment in the Company, where for some of the officers a mechanism is in place for accelerated vesting of the instruments they will be granted under the plan, in the event that the Company decides to terminate their employment other than in circumstances in which they will not be entitled to severance pay. For details regarding the allocation of securities to officers and employees of the Company under the 2011 plan, refer to Note 28 to the financial statements and Regulation 21 in Chapter D.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

(b) Allotment of share options with a cash benefit (phantom)

From time to time, wholly-owned subsidiaries of the Company enter into compensation agreements with their officers and employees (who are not officers of the Company), imitating the grant of share options with a cash benefit or restricted shares (a phantom agreement), some of which are connected with the increase in the share price of Gazit-Globe and some of which are connected with the increase in the value of the assets of the relevant subsidiary. For details regarding the allocation of options wish a cash benefit, refer to Note 28a to the financial statements.

18.	Working capital

The Company and its controlled private subsidiaries finance their operations, inter alia, from dividends received from its affiliates. In 2014, the Company and its controlled private subsidiaries received dividend payments in the amount of NIS 764 million from its affiliates EQY, FCR, CTY, and ATR. For additional details regarding the Company’s policy regarding working capital as well as the current assets and current liabilities balances of the Group, refer to section 3.4 of the Directors’ Report. For details regarding the Group’s credit policy, refer to section 3.6 of the Directors’ Report.

(a) Summary composition of the working capital – As of December 31, 2014 the Group’s working capital comprises on the assets side mainly cash and cash equivalents, short-term investments including tradable securities in the amount of NIS 1.3 billion, trade and other receivables in the amount of NIS 0.8 billion, building inventory in the amount of NIS 0.6 billion and held-for-sale assets in the amount of NIS 1.0 billion. On the liabilities side, the Group’s working capital comprises short-term credit and current maturities in the total amount of NIS 3.3 billion, trade and other payables in the amount of NIS 2.2 billion, advance payments from customers who ordered works in the amount of NIS 0.3 billion, and liabilities attributable to held-for-sale assets in the amount of NIS 0.1 billion.

(b) As of December 31, 2014 the working capital for a twelve-month period differs from the Company’s working capital. The table below details these differences:

	The amount included in the financial statements (in NIS thousands)	Adjustments (for a twelve-month period)(*)	Total
Current assets	3,894	(203)	3,691
Current liabilities	(5,973)	29	(5,944)
Excess of current assets over current liabilities	(2,079)	(174)	(2,253)

(*)	Negative accounting working capital amounting to NIS 2,079 million, excluding the inventory of buildings for sale having a projected realization date of more than a year, in a net amount of NIS 174 million.

19.	Financing

In addition to the data about the financing activities of Group companies in the various fields of operation, specified in sections 6.12, 7.11, 8.13, 9.10, 10.7.3, 11.2.8, 11.1.10 and 11.3.6 above, presented below are summary data about the financing activity at the Group level (excluding jointly-controlled companies), as well as data for the Company and its private wholly-owned subsidiaries.

19.1.	Summary of the Group’s overall liabilities and credit lines

As of December 31, 2014, the Group’s interest-bearing liabilities to banks and others (including convertible debentures of FCR) totaled NIS 37.6 billion (as of December 31, 2013– NIS 39.4 billion; as of December 31, 2012– NIS 42.0 billion).

As of December 31, 2014, the Group has revolving credit lines in the total amount of NIS 11.9 billion, of which it had utilized a total of NIS 1.7 billion at that date.

19.2.	Credit lines of the Company and its wholly-owned subsidiaries:

As of December 31, 2014, the Company and its wholly-owned subsidiaries have revolving credit lines from several banks, in a total amount of NIS 4.0 billion (including the material credit lines specified below), of which NIS 0.8 billion have been utilized as of the said date. As of December 31, 2014, the credit lines are secured with the Company’s main interests in the Group companies, are for periods of three to five years and end in the years 2015 and 2020. The credit lines bear variable annual interest at a weighted rate as of December 31, 2014 of 2.7%%.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

For additional details, refer to Note 22 to the financial statements.

The Company’s financing agreements with the major banking institutions financing it, rely on the net asset value (NAV) mechanism of the collateral for these credit lines, according to the books of the consolidated company (according to IFRS), as specified below.

Following are details regarding the material financing agreements of the Company and its wholly-owned subsidiaries.

19.2.1.	Loan and credit facility agreement secured by ATR shares with a syndicate of Israeli banks headed by Bank Hapoalim Ltd.

The Company has a loan and credit facility agreement with a consortium of banks, headed by Bank Hapoalim and with the participation of Israel Discount Bank Ltd. and Union Bank of Israel Ltd.. The loan and credit facility are secured by liens from the Company and its wholly-owned subsidiaries. Until December 2013, the consortium placed at the Company’s disposal a loan in the amount of EUR 194 million, and as of December 2013 the said financing was split into a loan in the amount of EUR 100 million and a revolving credit facility in the additional amount of EUR 94 million (collectively in this section 19.2.1 below: the “credit” and the “credit agreement”), in effect until January 2019. The credit is secured by a pledge over 105 million shares of ATR (representing 28% of the share capital of ATR) as well as over contractual rights granted to the Company at the date of the initial investment in ATR. The credit bears interest at the basic rate used by the bank for credit with characteristics similar to the relevant credit plus a fixed spread.

The credit agreement includes the principal financial covenants the principles of which are specified below and failure to comply with which will be cause for immediate repayment of the credit (all of which the Company is in compliance with as of December 31, 2014):

(1)	The ratio of debt according to the agreement to the value of collateral (according to their price on the stock exchange as an average of several trading days) is not to exceed 65%, and could be reduced if the Company’s interests in ATR are reduced. As of December 31, 2014, this ratio stood at 24%;

(2)	The equity attributed to the shareholders according to the Company’s consolidated financial statements is to be maintained at an amount higher than NIS 3.75 billion. As of December 31, 2014, this equity amounted to NIS 8.0 billion;

(3)	The ratio of the Company’s interest-bearing liabilities, net on an expanded separate basis (the Company and private companies owned by it) to the value of its interests (based on the equity method) is not to exceed 77.5%. As of December 31, 2014, this ratio stood at 59.9%;

(4)	The ratio of the Company’s interest-bearing liabilities, net to the consolidated assets is not to exceed 75%. As of December 31, 2014, this ratio stood at 51%;

(5)	The ratio of ATR’s interest-bearing liabilities, net to the consolidated assets is not to exceed 45%. As of December 31, 2013, this ratio stood at 21%;

(6)	The equity attributed to ATR’s shareholders is to amount to at least EUR 1.5 billion; As of December 31, 2014, this equity amounted to EUR 2.1 billion;

In addition, the agreement includes additional customary causes for calling for the immediate repayment of the loan (including with respect to ATR), among them: change in control of the Company and of ATR, certain material legal proceedings (including with regard to liquidation, receivership, asset sale and execution), discontinued operation, discontinued trade in the pledged securities, cross default in certain thresholds and conditions, etc. In addition, the agreement contains the Company’s liabilities in connection with its interests in ATR, including its undertaking to own a minimum quantity of ATR’s shares.

19.2.2.	Credit facility agreement with Israel Discount Bank Ltd. - credit line secured by pledge over shares in CTY

The Company has an agreement for a credit facility in the amount of U.S.$ 200 million with Discount Bank. The credit facility is in effect until July 15, 2020. The Company may withdraw amounts on account of this facility, in different currencies. The credit bears interest at the basic rate used by the bank for credit with characteristics similar to the relevant credit plus a fixed spread. The credit facility is secured by a pledge over

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

some of CTY’s shares that are owned by the Company, where the Company has undertaken that its interests in CTY will not fall below 30% of CTY’s share capital, that the quantity of shares pledged to the bank will not fall below 20% of CTY’s issued and paid up capital and that in the event that a financial entity (which does not manage others’ funds or funds for others) will hold for itself shares of CTY at a rate exceeding 15%, the Company will pledge in favor of the bank additional shares of CTY such that the percentage of pledged shares out of CTY’s issued and paid up capital, will be at least 5% higher than the interests of that financial entity in CTY’s issued and paid up capital but no more than 30.1% of CTY’s issued and paid up capital; as of December 31, 2014, the percentage of shares pledged to the bank stood at 21.9% of CTY’s share capital.

The credit facility agreement includes the principal financial covenants the principles of which are specified below and failure to comply with which will be cause for immediate repayment of the credit (all of which the Company is in compliance with as of December 31, 2014):

(1)	The ratio of debt (calculated based on the actual credit utilized at any time ( in sections 19.2.2 to 19.2.4 below: the “debt utilized”)) to collateral (CTY’s pledged shares, the value of which will be set as the average of the value of CTY’s shares on the stock exchange and the net accounting value of CTY’s shares) is not to exceed 70%. As of December 31, 2014, this ratio stood at 2.3%;

(2)	The ratio of the market value of the collateral (according to their average price on the stock exchange over several trading days) to the debt utilized according to the agreement is not to fall below 1.1. As of December 31, 2014, this ratio stood at 34.5;

(3)	The equity attributed to the shareholders according to the Company’s consolidated financial statements is to be maintained at an amount higher than NIS 3.5 billion. For details regarding the said shareholders’ equity as of December 31, 2014, refer to section 19.2.1(2) above;

(4)	The Company’s average quarterly EPRA Earnings (FFO, calculated according to the European Public Real Estate Association), over any two consecutive quarters, is to be maintained above NIS 60 million. As of December 31, 2014, the average quarterly EPRA Earnings of the last two quarters was NIS 143 million;

(5)	The ratio of the Company’s interest-bearing liabilities, net to the consolidated assets is not to exceed 75%. For details regarding the Company’s compliance with this ratio as of December 31, 2014, refer to section 19.2.1(3)above;

(6)	The ratio of the Company’s interest-bearing liabilities, net (on an expanded separate basis) to the value of its interests (based on the equity method) is not to exceed 77.5%. For details regarding the Company’s compliance with this ratio as of December 31, 2014, refer to section 19.2.1(3) above;

(7)	The ratio of CTY’s shareholders equity (including capital loans and excluding minority interests net of the fair value of derivatives included in the equity net of their tax impact according to the consolidated financial statements) to CTY’s total assets is not to fall below 30%. As of December 31, 2014, this ratio stood at 54.8%;

(8)	The ratio of CTY’s EBITDA to CTY’s net financial expenses is to be no less than 1.6. As of December 31, 2014, this ratio stood at 3.1.

In addition, the agreement includes additional customary causes for calling for the immediate repayment of the credit (including with respect to CTY), among them: change in control of the Company and of CTY, structural change, certain material legal proceedings (including with regard to liquidation, receivership, asset sale and execution), discontinued operation, discontinued trade in the Company’s or CTY’s shares, cross default in certain thresholds and conditions, etc. The Company’s utilization of the credit facility is subject to the ratio between the debt to the bank and the average value of the collateral as provided in section 19.2.2 (1) above not exceeding 0.6.

19.2.3.	Credit facility agreement with Bank Hapoalim B.M. - credit line secured by pledge over shares in FCR

The Company and its wholly-owned subsidiary entered into an agreement with Bank Hapoalim for credit facilities in the total amount of C$ 330 million. The credit facilities are in effect until January 2018. The Company may withdraw amounts on account of the facilities, in different currencies. The credit facilities bear interest at the basic rate used by the bank for credit with characteristics which are similar to those of the relevant credit, plus a fixed spread (subject to increase in the cost of credit due to a decrease in the Company’s credit rating). The credit facilities are secured by the Company’s undertaking that its interests in

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

FCR will be no less than 34% of FCR’s share capital and the percentage of shares pledged to the bank will be no less than 26% of FCR’s share capital and 20% diluted according to criteria set forth in the agreement; as of December 31, 2014, the percentage of shares pledged to the Bank stood at 28.6% of FCR’s share capital and 27.9% of the diluted share capital as it is defined in the agreement. The agreement also sets that if another holder of FCR’s shares owns over 19.99% of the shares, the Company will pledge to the bank shares such that their proportion will exceed the interests of the other holder by 10%.

The credit facility agreement includes the principal financial covenants the principles of which are specified below and failure to comply with which will be cause for immediate repayment of the credit (all of which the Company is in compliance with as of December 31, 2014):

(1)	The ratio of the debt utilized to the market value of the pledged shares (according to the average price on the stock exchange over several trading days) is not to exceed 85% (or 80% subject to the equity as specified in sections 19.2.3(8) and 19.2.3(9)). As of December 31, 2014, this ratio stood at 3%;

(2)	The ratio of the interest bearing liabilities, net to the total consolidated assets of the Company is not to exceed 75%. For details regarding this ratio as of December 31, 2014, refer to section 19.2.1(4) above;

(3)	The ratio of the Company’s interest-bearing liabilities, net on an expanded separate basis to the value of its interests (based on the equity method) is not to exceed 80%. For details regarding this ratio as of December 31, 2014, refer to section 19.2.1(3) above;

(4)	The ratio quarterly of dividend paid from FCR’s pledged shares to the actual quarterly interest expense on the debt utilized out of the credit facility for three consecutive quarters is to be no less than 1.5. As of December 31, 2014, this ratio stood at 39;

(5)	The ratio of FCR’s EBITDA to FCR’s financial expenses is to be no less than 1.55 each quarter or 1.75 over three consecutive quarters. As of December 31, 2014, this ratio stood at 2.3;

(6)	The ratio of FCR’s net financial debt, with the addition of the leverage that is reflected by the amount of utilized bank credit out of the total credit facility, to FCR’s EBITDA, is not to exceed 14.2, nor 13.5 for three consecutive quarters. As of December 31, 2014, this ratio stood at 8.4;

(7)	The ratio of the proportionate part of FCR’s net financial debt (calculated according to the percentage of FCR’s shares that are pledged to the bank), plus the debt utilized, to the proportionate part of the value of FCR’s properties (also calculated according to the percentage of FCR’s shares that are pledged to the bank), is not to exceed 82%, nor 80% for three consecutive quarters. As of December 31, 2014, this ratio stood at 44.9%;

(8)	The equity attributed to the shareholders according to the Company’s consolidated financial statements is to be maintained at an amount higher than NIS 3.2 billion. For details regarding the said equity as of December 31, 2014, refer to section 19.2.1(2) above.

(9)	In the presence of one of the following events: (a) the equity attributed to the Company’s shareholders in its consolidated financial statements falling below NIS 5.5 billion; or (b) the ratio of the interest-bearing liabilities, net to the Company’s consolidated assets exceeding 62.5%; then, the ratio of the dividends paid by FCR shares pledged in favor of paying the actual interest against utilized debt over three consecutive quarters (as aforesaid in subsection 4 above) will increase from 1.5 to 1.75, and the ratio of utilized debt under the agreement to the market value of the pledged shares (according to their price on the stock exchange as an average of several trading days) (as specified in subsection (1) above) (“stop loss”) will decrease from 85% to 80%.

(10)	If the difference between the proportion of pledged FCR shares and the interest of a shareholder falls below 10%, the ratio of utilized debt under the agreement to the market value of the pledged shares (as specified in subsection (1) above) (“stop loss”) will decrease from 85% to 70%.

In addition, the agreement includes additional customary causes for calling for the immediate repayment of the credit (including with respect to FCR), among them: change in control of the Company or of FCR (including with respect to the interests of other shareholders of FCR and including insofar as Messrs. Chaim Katzman or Dori Segal serve as Chairman of the Board of Directors or as President of FCR), structural change or merger, certain material legal proceedings (including with regard to liquidation, receivership, asset sale and execution), discontinued operation, discontinued trade in the securities pledged to secure the credit or the Company’s securities, cross default in certain thresholds and conditions, etc.

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DESCRIPTION OF THE COMPANY’S BUSINESS

19.2.4.	Credit facility agreements with Bank Leumi Ltd. and an American bank owned by it—credit line secured by pledge over shares in EQY

The Company and its wholly-owned subsidiaries entered into agreements for credit facilities in the total amount of U.S.$ 365 million that were to be in effect until April 2016. In June 2014, the subsidiaries entered into agreements with the bank, according to which credit facilities were cancelled in a total amount of U.S.$ 115 million, such that following the said repayment the total amount of the credit facilities granted to the Company and to a wholly-owned subsidiary is U.S.$ 250 million and the undertakings of some of the subsidiaries toward the bank have been voided. The Company and the subsidiaries may withdraw amounts on account of the facilities, in different currencies. The credit facilities bear interest at the basic rate used by the bank for credit with characteristics which are similar to those of the relevant credit, plus a fixed spread. The credit facilities are secured by a guarantee provided by the Company as well as a pledge over some of EQY’s shares that are owned by subsidiaries of the Company, that represent the Company’s controlling interest (as it is defined in the agreement) in EQY, where the quantity of shares pledged to the bank will be no less than 20% (on a fully diluted basis) of EQY’s issued and paid up capital, and at least 28% of EQY’s issued and paid up capital (on a fully diluted basis) will be pledged in favor of the bank and/or will not be pledged in favor of anyone else. As of December 31, 2014, 21% of EQY’s share capital on a fully diluted basis was pledged to the bank, and the percentage of shares pledged to the bank together with shares that are not pledged to anyone stood at 32%.

The credit facilities include the principal financial covenants the principles of which are specified below and failure to comply with which will be cause for immediate repayment of the credit (all of which the Company is in compliance with as of December 31, 2014):

(1)	The equity attributed to the shareholders according to the Company’s consolidated financial statements is to be maintained at an amount higher than NIS 3.5 billion. For details regarding the said equity as of December 31, 2014, refer to section 19.2.1(2) above;

(2)	The ratio of dividend paid from the pledged shares of EQY to the actual interest expense on the debt utilized for three consecutive quarters is to be no less than 1.25. As of December 31, 2014, this ratio stood at 14;

(3)	The ratio of the proportionate part of EQY’s interest-bearing debt, calculated according to the percentage of EQY’s shares that are pledged to the bank, plus the debt utilized, to the proportionate part of the value of EQY’s properties (also calculated according to the percentage of EQY’s shares that are pledged to the bank), is not to exceed 82.5%. As of December 31, 2014, this ratio stood at 35.1%;

(4)	If the following two covenants are violated: (a) the ratio of EQY’s net interest-bearing liabilities, with the addition of the leverage that is reflected by the amount of debt utilized out of the credit facilities, to EQY’s EBITDA, is not to exceed 14 (as of December 31, 2014, this ratio stood at 6.6); and (b) the ratio of EQY’s interest-bearing liabilities, net with the addition of the bank debt utilized out of the credit facilities to EQY’s NOI, is not to exceed 13 (as of December 31, 2013, this ratio stood at 5.8);

(5)	The ratio of EQY’s EBITDA to EQY’s financial expenses is to be no less than 1.65. As of December 31, 2014, this ratio stood at 3.6;

(6)	The ratio of the interest-bearing liabilities, net to the total consolidated assets of the Company is not to exceed 75%. For details regarding this ratio as of December 31, 2014, refer to section 19.2.1(4) above;

(7)	The ratio of the Company’s interest-bearing liabilities, net on an expanded separate basis to the value of its interests (based on the equity method) is not to exceed 77.5%. For details regarding this ratio as of December 31, 2014, refer to section 19.2.1(1) above;

(8)	The debt utilized out of the credit facilities to the value of EQY’s shares (calculated as the average of the market price and the NAV) is not to exceed 70%. As of December 31, 2014, this ratio stood at 5.6%;

(9)	The ratio of the debt utilized to the market value of EQY’s shares (according to average price on the stock exchange over several trading days) is not to exceed 85%. As of December 31, 2014, this ratio stood at 5.2%.

In addition, the agreements include additional customary causes for calling for the immediate repayment of the credit (including with respect to EQY), among them: change in control of the Company or of EQY, certain material legal proceedings (including with regard to liquidation, receivership, asset sale and execution), discontinued trade in the Company’s or EQY’s shares, asset split or merger, cross default in certain thresholds and conditions, etc.

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DESCRIPTION OF THE COMPANY’S BUSINESS

In lieu of the cancellation of the credit facility in the amount of U.S.$ 115 million as aforesaid and concurrent therewith, the aforesaid subsidiaries entered into an agreement for an unsecured long-term loan with an institutional body, in the amount of U.S.$ 100 million.

19.3.	Debentures of the Company and its wholly-owned subsidiaries:

As of December 31, 2014, the Company and its wholly-owned subsidiaries have debentures in the total (principal) amount of NIS 10.9 billion (of which NIS 445 million were issued in the reporting year). 2014, The Company’s debentures are rated ilAA- (Stable Outlook) by Maalot S&P, according to a rating report dated August 2014. In addition, the Company’s debentures are rated Aa3 (Stable Outlook) by Midroog Ltd. according to a rating report dated October 2014. For details regarding the Company’s debentures and issuances it has completed during the reporting period (including with the participation of the controlling shareholder), refer to section 8 of the Directors’ Report and Notes 20a and 20b to the financial statements.

The Company’s debentures are unsecured, other than debentures (Series J) that are secured by properties owned by Gazit Development (for details, refer to section 8f of the Directors’ Report). In addition, the debentures contain causes the realization of which grants the debenture holder the right to call for the immediate repayment thereof, as is the customary practice, where debentures (Series K) and debentures (Series L) include also undertakings to comply with financial covenants as follows:

•	Debentures (Series K) - The equity (net of rights that do not confer control) is to be maintained at a minimum amount of U.S.$ 500 million for four consecutive quarters; both of the following accumulated conditions are to be met – a ratio of interest-bearing liabilities, net to total assets that exceeds 80% for four consecutive quarters; and a debentures rating at the measurement date of the aforesaid ratio for the last of the said four consecutive quarters that is less than a (BBB-) by S&P Maalot and less than Baa3 by Midroog Ltd; in addition, an event that requires the Company to immediately redeem debts to holders of tradable debentures in an amount of no less than the higher of (a) NIS 300 million; and (b) 12.5% of its shareholders’ equity (net of rights that do not confer control); as well as an event in which control of the Company changes, will be cause for immediate repayment.

•	Debentures (Series L) - the equity (net of rights that do not confer control) is to be maintained at a minimum amount of U.S.$ 650 million for four consecutive quarters; both of the following accumulated conditions are to be met – a ratio of interest-bearing liabilities, net to total assets that exceeds 80% for four consecutive quarters; and a debentures rating at the measurement date of the aforesaid ratio for the last of the said four consecutive quarters that is less than a (BBB-) by S&P Maalot and less than Baa3 by Midroog Ltd; in addition, an event that requires the Company to immediately redeem debts to holders of tradable debentures in an amount of no less than the higher of (a) NIS 200 million; and (b) 10% of its shareholders’ equity (net of rights that do not confer control); as well as an event in which control of the Company changes, will be cause for immediate repayment.

As of December 31, 2014, the Company’s equity amounted to U.S.$ 2,063 million, the ratio of the interest-bearing liabilities, net to the total assets stood at 51%, and the debentures were rated ilAA- (Stable Outlook) by S&P Maalot and Aa3 (Stable Outlook) by Midroog Ltd.

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DESCRIPTION OF THE COMPANY’S BUSINESS

19.4.	Summary of the outstanding loans of the Company and its wholly-owned subsidiaries:

The following table presents the credit and long-term loans (including current maturities) received by the Company and wholly-owned subsidiaries (with the exception of Gazit Germany and ProMed, details with respect to which were provided in sections 11.2.8 and 11.3.6 above, respectively) to finance their operations, that are not intended for specific use, as of December 31, 2014:

	Balance (NIS in millions)	Weighted interest rate	Effective interest rate	Average repayment period (years)(*)
Secured loans from financial institutions at variable interest	1,220	2.69%	2.69%	2.92
Unsecured loan from financial institutions at fixed interest	686	5.79%	5.79%	9.59
Secured debentures at fixed interest	847	6.50%	5.76%	4.52
Unsecured debentures at fixed interest	9,396	5.19%	4.89%	5.50
Unsecured debentures at variable interest	646	1.14%	1.58%	2.56

Total	12,795	—	—	—

(*)	The average repayment period refers to the repayment of the principal and interest payments.

19.5.	Summary of the outstanding credit of the Company and its wholly-owned subsidiaries:

The table below provides details regarding the outstanding credit of the Company(*) and its wholly-owned subsidiaries (in NIS millions), as of December 31, 2014:

	The Company (*)	EQY	FCR(**)	CTY	Dori Group(***)	Gazit Germany	Gazit Development	ProMed	Total
Outstanding debentures (tradable and non-tradable)	10,889	2,828	7,218	4,619	484	—	—	—	26,038
Outstanding bank credit(****)	1,906	2,318	3,953	944	122	—	818	260	10,321
Total liabilities	12,795	5,146	11,171	5,563	606	—	818	260	36,359
Approved revolving credit facilities	4,002	2,353	2,939	2,447	—	—	125	—	11,866
Utilized credit facilities(*****)	778	152	142	484	—	—	107	—	1,663
Balance for utilization	3,224	2,201	2,797	1,963	—	—	18	—	10,203
Guarantees in the ordinary course of business	—	9	371	313	—	—	41	25	759
Guarantees under the Sales Law, for the performance of works and others	—	—	—	—	997	—	—	—	997

(*)	The Company and its wholly-owned subsidiaries, with the exception of Gazit German and ProMed.
(**)	Excludes convertible debentures amounting to par value C$ 388 million (NIS 1,303 million, totaling NIS 1,254 million in the books (as detailed in section 7.10.2 of the report)).
(***)	Includes excess cost accounted for at the time of its acquisition.
(*****)	Including the utilization of approved credit facilities.
(*****)	includes utilization with respect to the provisions of guarantees.

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DESCRIPTION OF THE COMPANY’S BUSINESS

19.6.	Some of the credit documents of the Company and its wholly-owned subsidiaries include financial covenants (that are not more strict than the covenants detailed in sections 19.2.1 to 19.2.5 above), as well as additional customary conditions for calling for the immediate repayment of the credit, among them: change in control of the company, of subsidiaries or of companies the securities of which are pledged to secure the credit, structural change, certain material legal proceedings (including with regard to liquidation, receivership, asset sale and execution), discontinued operation, discontinued trade in the securities pledged to secure the credit or the company’s securities, etc.

19.7.	As of December 31, 2014 and immediately prior to the approval date of this report, the Company and its wholly-owned subsidiaries are in compliance with all covenants prescribed with respect to them. In addition, as of December 31, 2014, all of the Company’s subsidiaries, with the exception of Dori and Dori Construction, are in compliance with all covenants prescribed with respect to them, and to the best of the Company’s knowledge, there has been no change in this status as of the date of this report. For details regarding Dori and Dori Construction’s compliance with their covenants as of the reporting date, refer to Notes 20e and 22d6 to the financial statements. It is noted that as of the reporting date, Dori Construction is not in compliance with some of the financial covenants set forth in the trust deed for the debentures (Series A) it has issued.

19.8.	As aforesaid, the majority of the Company’s debt sources from the local capital market are in NIS (most of the debentures are linked to changes in the consumer price index) while the majority of the Company’s properties are denominated in foreign currency according to the Group’s functional currencies. To mitigate the currency exposure of the equity to changes in the exchange rates, the Company conducts short-term and long-term swap transactions, as necessary, and in most of them it replaces the shekel liability with foreign currency liability. The long-term swap transactions are mainly fully reconciled with the debenture repayment schedules.

19.9.	As of December 31, 2014, the outstanding short-term and long-term linkage basis and currency swap transactions amounted to NIS 8.4 billion (of which NIS 3.1 billion are short-term, in different currencies). The fair value of the swap transactions as of the reporting date is NIS 277 million (of which the fair value of the current maturities and the short-term swap transactions is NIS 78 million). For additional information, including information regarding the settlement of swap transactions in the reporting period, refer to Note 37d to the financial statements.

20.	Taxation

For details regarding the tax laws applying to the Group in Israel, the Company’s tax assessments, assessments in dispute, and the implications of tax laws for Group companies abroad, refer to Note 25 to the financial statements.

21.	Environment

21.1.	The Group, due to its ownership of real estate, is subject to legislation, and federal, state and local environmental regulation. In relation to this, the Group could be held responsible for, and have to bear, the clearance and reclamation costs with respect to various environmental hazards, pollution, and toxic materials that are found at, or are emitted from, its properties (and could also have to pay fines and compensation with respect to such hazards). The costs of the above could be high and could even exceed the value of the relevant properties. It should be emphasized that some of the environmental provisions are provisions that place total responsibility on the holders/owners of the properties (in other words, proof or admission of guilt is not required in order for them to be found responsible for such environmental hazards). Failure to remove these hazards could have a detrimental effect on the Group’s ability to sell, rent or pledge the properties at which such hazards are found, and could even result in a lawsuit. As of December 31, 2014, the Group is aware of a number of properties that require attention from an environmental aspect, in addition to properties that are already being attended to in this regard. The Group is unable to guarantee that the information in its possession reveals all its potential liabilities with respect to environmental hazards, or that former owners of properties acquired by the Group had not acted in a manner that constitutes a material breach of the provisions of environmental laws, or that due to some other reason a serious breach of such provisions has not been, or will not be, committed. Furthermore, future amendments to environmental laws (that have become more stringent over the past few years) could have a material effect on the Company’s position, from both the operational and the financial aspects. As of December 31, 2014, the Company believes that the costs expected to be incurred by the Group with respect to its liability for environment-related damages are not material.

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DESCRIPTION OF THE COMPANY’S BUSINESS

21.2.	The Group strives to conduct its business in an environmentally-friendly manner and in accordance with the sustainability principles. In 2010 and 2012, the Company adopted a social responsibility code, which, inter alia, presents the Company’s policy with regard to environmental and community issues. Social responsibility was and will continue to be an issue that reflects the Company’s positive and active approach to environmental and community issues as a leading global company.

The Group’s management believes that durable business success is built for the long run, and is therefore investing resources in environmental conservation and in the construction of environmentally-friendly shopping centers. The Group’s management is of the opinion that in the long term, the consumers, the retailers and the Group companies will benefit from this course of action. Thus, for example, the use of green energy and the recycling of various materials will benefit the community, preserve the environment, and in the long term save costs for the Company. In addition, the Company assesses that the growing awareness of the need to preserve the environment will lead the population to prefer visiting “green” shopping centers over regular shopping centers, thus increasing the value of the Group companies’ properties.

The issue of the environment and its protection is being addressed by senior officers in the Group companies, who are also assisted by external consultants to promote green construction.

Group companies make use of a variety of materials in the course of their business activity, both on construction sites, where they use mostly construction materials, and in office activity in the administrative headquarters. Within the framework of the companies’ efforts to minimize their environmental footprint, they are attempting to reduce the use of materials that are not biodegradable, use recycled materials, and send products and materials no longer used for recycling and/or reuse.

21.3.	Since May 2006, FCR has been constructing shopping centers based on the “LEED” standard (Leadership in Energy and Environmental Design certification standard). In addition, FCR implements projects for the control and economic use of water and energy. As of the reporting date, FCR has 69 projects that received the international LEED standard and 62 projects under development and redevelopment (in the planning or construction stages) that are being built (or that will be built) according to the international LEED standard or that are awaiting its receipt. Furthermore, since 2011 FCR has been working to obtain the BESt (Building Environmental Standards) standard, which is awarded to existing buildings by BOMA (the Building Owners and Managers Association) in Canada, and that is the highest standard for existing buildings in Canada, and as of the reporting date, FCR has 84 properties that were awarded this standard. In addition, since 2009 FCR has been publishing a sustainability and corporate responsibility report.

21.4.	CTY strives to be a pioneer in the management of sustainable properties, and is considered among Nordic companies a pioneer in the implementation of sustainability principles in its shopping centers and is even awarded recognition and awards for this reason. CTY has a goal-oriented program aimed at promoting and controlling parameters such as waste management, recycling, construction materials, efficient use of resources (energy and water), air quality, etc. In 2014, CTY’s sustainability policy was updated to better reflect CTY’s priorities and its effect on its surrounding community. Furthermore, in 2011, CTY conducted a comprehensive energy savings survey, and all its shopping centers were reviewed in accordance with the Green Shopping Center Management Program, the in-house program used to promote sustainable development. Also, in recent years, several shopping centers owned by CTY were awarded the LEED standard, including the LEED Platinum standard (the highest LEED standard available). In 2013, the European Public Real Estate Association (EPRA) announced that CTY’s sustainability report is one of the best in the industry, and it has won the Sustainability Best Practices award for the third time, for its exceptional management and implementation of material sustainability issues.

21.5.

ATR strives to reorganize its activity and properties in order to operate in the spirit of the sustainability principles. Within this framework, ATR works to reduce its energy consumption, by investing in increasing the efficiency of its infrastructures. In addition, ATR has started using sustainability criteria in its assessment of properties for future acquisition. In recognition of its efforts, in 2013 ATR’s people in Poland received the green buildings award in Central and Eastern Europe. During 2014, ATR’s management set for itself the goal of formalizing this approach, through formal procedures that would increase the transparency of its activity in this field. In 2014, ATR entered a long-term partnership with JLL Upstream Sustainability, an international

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DESCRIPTION OF THE COMPANY’S BUSINESS

expert in sustainability in the real estate sector. Within this framework, ATR has conducted an audit as well as an assessment of its work methods, and this contributed to the identification of the most important and material sustainability-related issues. These actions have led to ATR’s management creating an environmental sustainability policy that will be overseen by ATR’s sustainability committee.

21.6.	EQY is investing in making its shopping centers “greener”. In 2008, an extensive recycling program was deployed at its properties.

21.7.	The framework of Gazit Development’s development activity in Israel takes into account issues such as energy, land, water, waste, etc. in the planning and construction processes, concurrent with environmental management of the project itself.

22.	Restrictions on and supervision over the Company’s operations

22.1.	The Group’s properties are subject to the various laws and regulations of the regions in which they are operated, from a variety of aspects, as is customary for the construction and operation of commercial real estate properties in the said regions, and inter alia: planning and construction laws, regulations pertaining to construction and development of real estate properties (such as construction permits), municipal laws with respect to licensing the use and operation of the properties, laws with respect to the adaptation of properties to people with disabilities, and environment law. The Company believes that its properties substantially comply with the legal requirements for their operation. However it cannot assess the implications, if any, of the adoption of new laws and regulations or amendments to existing laws and regulations for existing properties or properties the Group will acquire in the future.

22.2.	In addition, the Company, EQY, FCR, CTY, ATR, Dori and Dori Construction, being public companies, are subject to regulations pertaining to the securities laws and the stock exchange rules (including corporate governance rules) applying to each of these companies according to the country they are incorporated in and where their shares are traded. Compliance with these requirements entails substantial costs for the Company as well as for the aforesaid Group companies, and, their breach could lead to the companies being fined and even to the perception of criminal offence.

Pursuant to the Efficiency of Enforcement Procedures in the Securities Authority (Legislation Amendments) Law, 2011, and with the aim of identifying and preventing breach of securities laws, the Company has adopted an internal securities law enforcement plan.

22.3.	In December 2013, the Law to Promote Competition and Reduce Concentration, 2013 (the “Concentration Law”) was published in the official records of the State of Israel. The Concentration Law aims to reduce the concentration level in the Israeli economy through three major actions: (a) imposing structural limitations and corporate governance rules on interests held in the form of a pyramid structure; (b) separation between interests in a significant real (non-financial) corporation and interests in a significant financial corporation; (c) imposing limitations on the allocation of State assets.

•	Interests in a pyramid structure – the Law prohibits controlling a structure comprising more than two tiers of reporting corporations in Israel, while prescribing a six-year transition period starting on the publication date of the Law, for holding a third tier company and a four-year transition period starting on the publication date of the Law, for holding a fourth tier company and below. Under the provisions of the Law, the Company is deemed a second tier company, Dori is deemed a third tier company, and Dori Construction is deemed a fourth tier company. Accordingly, the Group is required to make changes in the Group structure until the end of the transition periods, such that it will comply with the Concentration Law. In addition, during the transition periods Dori Construction and Dori Group will be subject to more strict corporate governance provisions applying to the composition of their board of directors. If at the end of the aforesaid transition periods the Company does not comply with the provisions of the Concentration Law, it will be exposed to sanctions that will essentially limit its means of control of the tier companies held by it contrary to the Law, through the appointment of a trustee of the court to sell the means of control in these companies.

In addition, within the framework of this chapter in the Law, the Minister of Finance and the Governor of the Bank of Israel were tasked with setting forth provisions for limitations on the accumulated credit extended to a corporation or a business group (a controlling shareholder and the companies under his control) by financial entities, taking into account, inter alia, the liability of each corporation or all companies of the business group. The Minister of Finance and the Governor of the Bank of Israel may

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DESCRIPTION OF THE COMPANY’S BUSINESS

prescribe that such provisions will also apply to borrower groups and to related companies in circumstances as will be set forth. These provisions will be prescribed within a year from the publication of the Concentration Law (until December 2014), and the period to their enactment may be extended by one more year.

•	Separation between real and financial corporations – the Law prohibits parallel ownership of significant real corporations and significant financial corporations (as these are defined in the Law), above the prescribed threshold. On December 11, 2014, the Market Concentration Committee published the list of significant real corporations. This list includes the Company and thus the limitations on interests in significant financial corporations above a specific threshold apply to it and to its controlling shareholders, and limitations were also imposed on interests owned in the Company by significant financial corporations and their controlling shareholders.

For additional details, refer to section 28.3.9 of the report and to Note 2a to the Financial Statements.

22.4.	In November 2014, the Committee to Assess the Debt Restructuring Proceedings in Israel, commissioned due to the significant number of debt restructuring arrangements in Israel (the Andorn Committee), submitted its recommendations to the Minister of Finance and the Governor of the Bank of Israel. Inter alia, the Committee recommended setting rules for the grant of loans for use in leveraged purchases, the disclosure of information regarding credit taken to finance the purchase of control shares in a corporation, the disclosure of the past conduct of the controlling shareholders of the company when incurring financial difficulties, setting credit limits for a business group and setting rules for the grant of credit on the basis of varied characteristics.

As of the reporting date, provisions as aforesaid have yet to be set.

23.	Material agreements and strategic partnership agreements

23.1.	Reorganization agreement with Norstar Group

On February 1, 2012, the Company entered, after receiving the approval of its Audit Committee, Board of Directors and general meeting thereto, into an agreement with Norstar Holdings and Norstar Israel Ltd. (“Norstar Israel”), which is wholly-owned by Norstar Holdings (Norstar Holdings and Norstar Israel are the Company’s controlling shareholders and will be collectively called below: “Norstar Group”). The agreement (the “Gazit-Norstar Agreement”) contains the following three elements: (a) approval of an update to the terms of the management agreement entered into between the Company and Norstar Israel in July 1998, in effect since November 16, 2011; (b) amendment of the existing non-competition provisions in place between the Company and Norstar Group, in effect since November 16, 2011; and (c) grant of registration rights to Norstar with respect to Company securities held by it (including through its wholly-owned subsidiaries), as detailed below. Inter alia, this agreement replaced and updated a previous agreement between the parties dated 1998, that was terminated due to the transition provisions set in the Companies Law (Amendment No. 16), 2011, that prescribe the approval, every three years, of extraordinary engagements of a public company with its controlling shareholder (and is subject to the provisions of the Companies Law regarding the approval of extraordinary transactions with the controlling shareholder every three years). In September 2014, the Company’s general meeting re-approved (after the approval of the Company’s Audit Committee and its Board of Directors) the non-competition stipulation and the management services agreement, without any change in their terms (other than an update of the management fees, as provided in subsection b below), for a three-year period starting on November 16, 2014.

Following are the principles of the Gazit-Norstar agreement:

a.	Amendment of the non-competition stipulation

In August 1998, the Company and Norstar Group entered into an agreement for the private placement of shares to Norstar Group, which was intended to bring together, within the framework of the Company, all the property operations and all the property holdings of Norstar Group and of the Company. Accordingly, the said agreement set non-competition stipulations between the companies, which were amended within the framework of the Gazit-Norstar Agreement, as detailed below:

Norstar Holdings has undertaken that, so long as Norstar Group continues to be the Company’s sole controlling shareholder and so long as the Company is engaged, as its principal business, in the field of owning, operating and developing shopping centers and/or medical office buildings and/or controls and

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DESCRIPTION OF THE COMPANY’S BUSINESS

holds, as its principal activity, companies that are engaged, as their principal activity, in the aforementioned fields, Norstar Group will not engage in the field of owning, operating and developing shopping centers or medical office buildings and will not own shares in companies that are engaged in this field as their principal activity (other than its interests in the Company), and proposals it receives to engage in and/or to hold the aforementioned will be passed on by it to the Company. The aforesaid will not apply to financial investments in the shares of companies listed on a stock exchange in Israel or abroad, which are engaged in the field of owning, operating and developing shopping centers and/or medical office buildings as their principal activity, provided that Norstar Group does not own 5% or more of the issued share capital of any such company. The non-competition provision prescribes that in the event that Norstar Group desires to operate in any real estate related field which is not shopping centers or medical office buildings, it will have to first propose the operation to the Company, and only if the Company, following the approval of its Audit Committee, will confirm that it is not interested in engaging in the operations being considered by Norstar Group, then Norstar Group will be able to engage in the said operation itself. The right of first offer will continue to be in effect with respect to specific transactions in the field which was examined by Norstar Group and was refused by the Company. Upon the initial decision of the Audit Committee not to engage in a specific real estate field, the Company will publish an immediate report with respect thereto, which will specify the proposed field of operations. Moreover, the Company will, in its periodic and/or annual reports, specify details regarding the transactions engaged by Norstar Group in the relevant period, which were first offered to the Company and which the Company decided to refuse, provided that no details will be published in connection with concrete transactions which were not already published by Norstar Group at that time, and provided that the detailed reasoning behind the decision of the Audit Committee to reject the proposed said transactions is also disclosed. For avoidance of doubt, it is clarified that the principal of granting the first offer right to the Company, described above, will not apply to engagements in the field of shopping centers and in the field of medical office buildings, in which Norstar Group will not be able to engage so long as the non-competition provision is in force.

b.	Management services agreement

The Gazit-Norstar Agreement updates the terms of the management agreement that existed between the parties, under which the Company provides Norstar Group with management services, as follows (the “New Management Agreement”): According to the New Management Agreement, the management fees consideration paid by Norstar Israel to the Company was updated in September 2014 to amount to NIS 122,000 plus VAT per month, in lieu of NIS 105,000 per (which were paid according to the agreement as of November 2014) (the “Management Fees”). The Management Fees are linked to the CPI. In addition, to clarify, the Agreement was supplemented with details regarding the types of services provided under it, such that these include the following: secretarial services, funds management (including reporting to the authorities), treasurer services, computer and IT services, communications, legal services, and handling of bank financing, the capital market and the investment of Norstar Israel and companies in its group (which include Norstar and companies controlled by it). The management services provisions in the New Management Agreement are in effect for a period of three years starting on November 16, 2011 (as aforesaid, in September 2014 they were extended for a three-year period starting on November 16, 2014), at the end of which they will be automatically renewed, and will continue to be renewed, from time to time, for three-year periods, where each of the parties may refrain from renewal by informing the other party by written notice no later than 90 days before the end of the Agreement period (all subject to the provisions of the Companies Law).

c.	Grant of registration rights to the Norstar Group -

On completion of the issuance and registration of the Company’s shares for trade on the NYSE (“issuance of the Company on the NYSE”), the Company granted Norstar certain registration rights with respect to Company shares owned by it, including through its wholly-owned subsidiaries, the principles of which are as follows:

Piggyback registration – whenever the company acts to register its shares (or securities convertible into its shares) through the US Securities and Exchange Commission (the “SEC”), Norstar will have the right to join the registration of Company shares owned by it.

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DESCRIPTION OF THE COMPANY’S BUSINESS

Non-shelf registered offering demand – Norstar may demand that the Company register Company shares owned by it in accordance with a registration document/a full prospectus (form F-1 or any other suitable registration document), at any time, after expiration of the restriction period applying to the Company and Norstar with regard to carrying out issuances in connection with the initial offering of the Company’s shares on the NYSE. Norstar may exercise its said right only twice, provided that the market value of the shares it wishes to sell in the offering does not fall below U.S.$ 30 million or all shares owned by Norstar and entities related to it, the lower of the two.

Shelf registration demand – Norstar may demand that the Company register Company shares owned by it in accordance with a short-form registration document (form F-3 or any other suitable registration document), at any time when the Company is allowed by law to make such short form registration. In the case of an offering backed by full underwriting, Norstar may exercise its right as aforesaid twice in every calendar year, provided that the market value of the shares it wishes to sell in the offering does not fall below U.S.$ 30 million or all shares owned by Norstar and entities related to it, the lower of the two.

Notwithstanding the aforesaid, where the registration of Company shares owned by Norstar is made as part of the issuance of shares by the Company, where such issuance is secured by underwriting, insofar as the underwriters recommend that the quantity of shares registered for trading within the framework of the issuance be limited, the Company may limit the quantity of shares that Norstar may register under its aforesaid rights, in accordance with priority rules set in the agreement. In addition, under certain circumstances (including where the registration document stands to cause the Company material damage), the Company may postpone the publication of the registration document, subject to limitations detailed in the agreement.

The Company will bear all expenses entailed in fulfilling its obligations under the agreement with regard to the registration for trading of shares by its virtue, including registration and submission fees, printing expenses, legal consulting (with the exception of legal consultants that will represent only the selling shareholders), accounting services, etc.

The Company may enter into registration rights agreements with other shareholders, subject to Norstar being entitled to the same registration rights granted to these other shareholders (insofar as these rights are preferred to the rights granted to Norstar under the registration rights agreement).

The registration rights detailed above will apply also to all securities issued with respect to these shares, including due to the distribution of stock dividend, share split, capital change, capital consolidation, merger, etc. In addition, Norstar may transfer its rights under the said agreement, all or in part, to any transferee, subject to it transferring at least 5% of the ordinary shares that may be registered.

Subject to extraordinary cases, the Company will indemnify Norstar and parties on its behalf for any damage, loss, or expense (including attorney’s fees) caused as a result of erroneous information included in a registration document or a prospectus or as a result of breach of the law by the Company in connection with such registration, unless such erroneous information was provided by Norstar. In addition, subject to extraordinary cases, Norstar will indemnify the Company and parties on its behalf for any damage as aforesaid caused as a result of erroneous information included in a registration document or a prospectus and that was provided by Norstar. In any case, the indemnification amount Norstar will be required to pay will not exceed the net consideration amount received from its sale of securities within the framework of the relevant registration.

The registration rights agreement will be in effect for the period starting with the Company’s issuance on the NYSE and ending at such a time when no securities remain that are entitled to registration by its virtue or until ten years have elapsed from its signing, the earlier of the two (all subject to the provisions of the Companies Law).

23.2.	Shareholders’ agreement with LIH with regard to EQY

Concurrent with EQY entering into an agreement with CSC, the Company and its subsidiaries that own shares in EQY (in this section below, collectively: “Gazit Group”) entered with LIH and its parent company CSC (in this section below, collectively: “Liberty Group”) and EQY, into a shareholders’ agreement that is in effect since January 2011 (and that was amended in September 2011). The above agreement sets forth, inter alia, the following principles: (a) arrangements were made for the appointment of directors to EQY’s Board of Directors; according to these arrangements, Gazit Group has undertaken to support the appointment of one

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DESCRIPTION OF THE COMPANY’S BUSINESS

director recommended by Liberty Group, and the latter has undertaken to vote in favor of the appointment of directors recommended by Gazit Group; (b) Liberty Group has granted Gazit Group the right of first offer in the event of a sale of shares in EQY, as well as the right of first offer (insofar as this right is not exercised by EQY) for the purchase of units in the Joint Venture (which is owned by LIH and Gazit Group); (c) Liberty Group has been granted a tag-along right in the event of Gazit Group entering into a transaction for the sale of shares in EQY which would result in a change of control in EQY; (d) Liberty Group has undertaken to refrain from any action that involves an attempt to acquire control of EQY, and it has also undertaken not to acquire securities of EQY in excess of the agreed limit.

The shareholders’ agreement is valid for a period of ten years from the date it was signed (namely, until May 2021), or until such time as the Group’s interests in EQY are less than 20% of EQY’s issued capital (on a fully diluted basis) or until such time as Liberty Group’s interests in EQY’s shares are less than 3% of EQY’s issued capital (on a fully diluted basis), whichever is the earlier of the three (to the best of the Company’s knowledge, as of the reporting date LIH has no voting rights).

23.3.	Shareholders’ agreement with Alony-Hetz with regard to FCR

On January 9, 2011, the Company (and its wholly-owned subsidiaries; in this section below, collectively: the “Company”) entered into a shareholders’ agreement with Alony-Hetz (and its wholly-owned subsidiaries; in this section below, collectively: “Alony-Hetz Group”), with regard to their interests in FCR. This agreement replaced the shareholders’ agreement between the parties dated October 2000. To the best of the Company’s knowledge, as of December 31, 2014, Alony-Hetz owns 8.3% of FCR’s share capital. The shareholders’ agreement sets forth, inter alia, the following principles: (a) arrangements were made for the appointment of directors to FCR’s Board of Directors, according to which the Company has undertaken to support the appointment of up to two representatives of Alony-Hetz Group to FCR’s Board of Directors, provided certain conditions with respect to Alony-Hetz Group’s interests in the share capital of FCR are met. As of the date of this report, Alony-Hetz Group had only one director appointed on its behalf to FCR’s Board of Directors. Alony-Hetz Group has given a parallel undertaking to support the appointment of representatives of the Company to FCR’s Board of Directors. It has also been agreed that FCR’s Board of Directors will not consist of more than 15 members; (b) the Company has the right to oblige Alony-Hetz Group to participate in a transaction to sell shares (“drag along right”) of FCR under certain circumstance; (c) Alony-Hetz Group has a right to participate in the sale of FCR shares (“tag along right”) by the Company, under certain conditions; (d) in the event of one of the parties acquiring additional securities in FCR, the acquiring party will then offer the other party the opportunity to acquire a proportionate part of the securities acquired by it; (e) the Company has the right of first offer so that in the event that Alony-Hetz Group sells shares of FCR, the Company will be given the right to acquire all or any part of the shares (other than in the event of sale of the shares under a purchase offer, merger, exchange offer, etc., or in the event that the sale involves up to 1% of FCR’s share capital); (f) Alony-Hetz has undertaken that while this agreement is in force, it will not act in any of the various ways specified in the agreement, that might constitute interference with the way that FCR is managed or an attempt to acquire control of FCR – either on its own or together with others, without the prior written consent of FCR’s Board of Directors.

The shareholders’ agreement between the Company and Alony-Hetz is valid for ten years (that is, until October 2021) or until such time as Alony-Hetz Group’s interests in FCR’s shares represent less than 3% of FCR’s issued capital for 90 consecutive days or until such time as all the Company’s interests in FCR’s shares represent less than 20% of FCR’s issued capital for 90 consecutive days, whichever is the earlier of the abovementioned dates. In addition, each of the parties may terminate this agreement within 60 days of a change in control Alony-Hetz.

23.4.	Agreement with regard to ATR

23.4.1.	An agreement entered into by the Company (through a wholly-owned subsidiary of the Company, through which the Company’s investments in ATR were made; in this subsection, the “Subsidiary”), CPI (collectively: “the Investors”) and ATR in September 2009, which prescribes the conversion of ATR debentures owned by the Investors into its shares, sets, inter alia, the following principles. It is noted, that as part of the agreement for the purchase of shares owned by CPI, as provided in section 1.1 above, CPI’s rights under the said agreement were annulled and the Company alone is entitled to exercise all rights under the same.

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DESCRIPTION OF THE COMPANY’S BUSINESS

(a)	The list of matters for which the Investors were granted veto rights (according to the original investment agreement) was shortened, and it was stipulated that as long as the Investors own at least 20 million shares (immediately before the reporting date, the Company owns 154.6 million shares in ATR,), their consent is required to conduct certain material actions with respect to ATR, for which materiality thresholds were stipulated in the agreement, including: sale of properties of ATR; acquisitions or entering into transactions; entering into a material agreement; change of the tax regime applying to ATR; and appointment of ATR’s President. It was also decided that any decision regarding a material change in the business of one of the companies in the ATR Group, and regarding the issue of securities by ATR or any company in the ATR Group (with exceptions stipulated in the agreement) will require the consent of a special 2/3rds majority of ATR’s general meeting. In addition, rights to receive information were set for the Investors.

(b)	The Investors will be entitled to appoint four directors (out of a Board of Directors that does not exceed 10 members), as long as they own (cumulatively) 80 million shares; three directors, as long as they own 60 million shares; two directors, as long as they own 40 million shares; and one director, as long as they own 20 million shares.

(c)	The Investors will maintain their rights to appoint the majority of the members of the Board of Directors’ Nominations Committee, which recommends the appointment of the remaining members of the Board of Directors, and to appoint the Chairman of the Board of Directors, as long as the Investors cumulatively own at least 55 million shares.

23.4.2.	In addition, an agreement for the purchase of ATR’s shares from CPI voided the shareholders agreement that regulated the relations between the Company and CPI with respect to their interests in ATR.

23.5.	Shareholders’ agreement with respect to Gazit Development

In May 2006, the Company entered into a series of agreements with Mr. Ronen Ashkenazi and a company controlled by him (“Ashkenazi Company”), that regulate the parties’ rights and liabilities with respect to their holding in Gazit Development. As of December 31, 2014, the Company owns 84.65% of Gazit Development’s share capital (75% on a fully diluted basis), and Ashkenazi Company owns 15.35% of its issued capital (25% on a fully diluted basis; as specified in section 11.1.9 above).11

For the Company’s rights and liabilities with respect to the provision of financing to Gazit Development, refer to section 11.1.9 above.

According to the Shareholders’ Agreement between the parties (as amended in October 2014), Gazit Development’s Board of Directors shall comprise three to six members, as determined by the Company, while Ashkenazi Company shall have the right to appoint one director. Certain decisions made by the general meeting of Gazit Development’s shareholders and its Board of Directors (with regard to the amendment of the Articles of Association in a manner that compromises the shareholders’ rights, the amendment of the rights attaching to Gazit Development’s shares, its liquidation and a decision to issue its convertible shares or securities on a stock exchange), shall be made by a special majority of 86% of those present and voting.

In addition, in January 2013, Gazit Development and Ashkenazi Company signed a management agreement, which took effect retroactively from January 2012, pursuant to which Mr. Ronen Ashkenazi is to provide Gazit Development with management services for a period of five years (this agreement replaced a previous agreement between the parties). Under this agreement, Mr. Ashkenazi provided his services as CEO also to Dori Group until November 2014.

23.6.	Shareholders’ agreement with CPPIBEH with respect to CTY

In May 2014, the Company entered into a governance agreement with CPPIBEH with respect to their holdings in CTY, which sets forth, inter alia arrangements for the appointment of directors to CTY’s Board of Directors, pursuant to which the Company has undertaken to support the appointment of up to two directors to be recommended by CPPIBEH, at least one of whom will be independent of both CTY and CPPIBEH, and

[11]

In accordance with an agreement from 2002, a private company owned by Ronen Ashkenazi provided planning, engineering and supervision services at prevailing market terms for the construction of a residential building (completed in 2012), the land for which is owned by Mr. Katzman and a company owned by him (the manager of which is Ronen Ashkenazi), Mr. Dori Segal and his wife, and Mr. Arie Mientkavich, together with others.

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DESCRIPTION OF THE COMPANY’S BUSINESS

CPPIBEH has undertaken to support the appointment of up to three directors to be recommended by the Company . In addition, the Company has undertaken to grant CPPIBEH the tag along right with respect to a sale of CTY shares at a volume exceeding 5% of CTY’s share capital during a period of twelve months. The agreement shall terminate at the earlier of the following: (1) after ten years have elapsed from its signing; (2) until such a time as CPPIBEH shall own less than 10% of CTY’s share capital, or (3) until such a time as the Company shall own less than 20% of CTY’s share capital.

24.	Legal proceedings

For details regarding the legal proceedings to which the Company and the Group are party, refer to Note 26d to the financial statements.

On December 28, 2014, a consolidated motion was filed to the Economic Department of the Tel Aviv District Court, to certify a class action against Dori Construction, Dori, several of their officers in the relevant period and their external auditor, the Company and Gazit Development. For details regarding this motion, refer to Note 26d to the financial statements.

For details regarding disputed tax assessments, orders issued with respect thereto and legal proceedings vis-à-vis the tax authorities, refer to Notes 25k and 25l to the financial statements.

25.	Goals and business strategy

The Group has a policy of examining its business strategy and its goals, from time to time, against the background of developments in its business and the macro-economic environment. Core points in the Group’s strategy are summarized below:

•	Focusing on increasing the Group’s cash flows through the proactive management of its properties. The Company’s management believes that this policy, alongside its holding the properties over time, will create added value for its shareholders.

•	Investment in income-producing properties, mainly in supermarket-anchored shopping centers; since supermarkets cater to the daily needs of the residents, these shopping centers are considered less sensitive to the economic cycle relative to other real estate sectors.

•	Focusing operations in urban growth markets.

•	Maximizing the value of existing shopping centers by renting to tenants with proven financial strength who are market leaders, while also creating an attractive mix of tenants.

•	Focusing most of the operations in countries that have an international investment rating, while ensuring geographic diversification, and examining and implementing appropriate investment opportunities also in additional areas.

•	Pursuing future growth opportunities, by focusing on regions where land is characterized by economic scarcity, thus resulting in such regions having high entry barriers against competition.

•	Selective and rational activity with respect to development and redevelopment of income-producing properties, in order to increase the yield and upgrade the existing properties portfolio. The Group strives to ensure that development and redevelopment activity does not encompass a material proportion of its properties.

•	Capital turnover through the sale of properties, partnerships or existing activities of the Company with a limited growth potential and/or low operational effectiveness, including based on an examination of the type of the property and its geographic location, and while designating the consideration to enhancing its growth in urban areas and improving its operational efficiency and capital costs.

•	Assessing M&A opportunities with respect to real estate companies (including public companies), while making focused acquisitions, acquisitions of control in companies, entering into agreements for strategic relations with companies and adopting a consistent and prudent acquisitions policy, investing in markets characterized by high growth rates, seeking marketing and operational synergy, gaining a thorough knowledge of the local market and creating a platform for the pursuance of further business opportunities.

•	Continuing the creation of cooperation with the strongest and leading financial institutions in Israel and worldwide, and managing the properties owned by such partnerships in a manner that reflects the Group’s experience and expertise.

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DESCRIPTION OF THE COMPANY’S BUSINESS

•	Maintaining as close an economic correlation as possible between the currency in which its assets are acquired and the currency in which the liabilities to finance the acquisition of those assets are taken out, in order to maintain its equity in the currencies of the various markets it operates in, and in similar proportions to the proportion of the assets in the various currencies to the total assets, and while entering, from time to time, into hedging transactions to reduce exposure to fluctuations in the exchange rates of foreign currencies.

•	Maintaining a high level of liquidity that enables the pursuit of business opportunities in the Group’s fields of operation and the management of its debts, which are spread over many years.

•	Utilizing international capital markets to increase financial flexibility and to gain greater exposure to local and international institutional investors.

•	Investing, while maintaining the proper financial stability ratios that characterize the Group, by using the Group’s existing sources and facilities and by raising capital and debt in the different markets.

•	Attributing significant importance to transparency and reliability vis-à-vis investors (shareholders and debenture holders) and acting accordingly.

•	Self and pro-active management – operations in the various countries are conducted through experienced local management. Expertise, knowledge, experience, contacts and familiarity with the business environment enable the Company to pursue a pro-active, dynamic and entrepreneurial strategy, that is intended to advance internal growth, inter alia, by adjusting the Company’s properties to developments in the retail sector, hedging and high positioning of the existing properties portfolio, and pursuit of opportunities to purchase and develop properties that are adjacent to the Company’s properties.

•	The Group believes that the human capital it employs is one of its most important resources. Retaining human capital over time provides a stable basis for growth of the Company’s operations and for the creation of value for its shareholders.

•	During the years, the Company has been working consistently to maximize the value of its shares, and works to provide its investors with a qualitative, growing dividend year by year.

The aforesaid goals are forward-looking. They constitute a vision and goals, which are based to a significant extent on expectations and assessments with respect to economic and other (industry-related and general) developments, and their interrelationships. The Company cannot be certain that its expectations and assessments will indeed be realized, including with respect to its ability to realize its vision and to achieve the goals it has set for itself, that are based, to a significant extent, also on factors that are inherently beyond its control. It is hereby clarified that the Company’s operating results may differ materially from the results estimated or implied by this information.

26.	Material events subsequent to the reporting date

For details regarding material events that occurred subsequent to the date of the statement of financial position, refer to Note 40 to the financial statements.

27.	Financial information concerning geographical segments

Refer to Note 39 to the financial statements.

28.	The risk factors applicable to the Company

28.1.	Macro risks

28.1.1.	Financing – The Group’s operations in acquiring properties and tradable securities of Group companies are financed in part by capital issuances and debt issuances in the various stock exchanges as well as by financial institutions. Should the Group’s financing ability be impaired, operations could be significantly limited.

The business results of the Company and its subsidiaries are dependent on their ability to raise loans or capital in the future and on the terms thereof, in order to repay loans and attain the cash flows required for their operation (and with regard to EQY – also in order to comply with the dividend distribution requirement, to maintain its REIT status). The Group’s financing ability could be affected by an unavailability or a shortage of external financing sources, changes in existing financing terms, changes in the Group’s results of

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DESCRIPTION OF THE COMPANY’S BUSINESS

operation, legislative changes (including regulatory limitations on the Group’s credit balances, as detailed in section 22 above) and deterioration of the economic situation in the Company’s operating regions. Furthermore, the operating results of the subsidiaries could be affected by changes in interest rates, although in light of the fact that most of their indebtedness is at fixed interest rates, changes in the rates of interest have only a limited impact on the Group. In addition, the Company’s incorporation documents and its policy do not limit the maximum debt amount it may owe (for details regarding the Group’s debts, refer to sections 6.10, 7.10, 8.10, 9.10, 10.3.1, 10.5, 11.1.10, 11.2.8 and 11.3.6 above). The debt balances of the Company and its subsidiaries could have a material impact on the Company and on its public subsidiaries, including where the allocation of a material part of the cash flow to the repayment of loans is concerned, and it could also impair the ability to allocate resources to the operation, development and acquisition of properties, and the ability to distribute dividends and raise capital.

In addition, breach of the Company’s obligations within the framework of financing agreements, including its undertaking to maintain financial ratios, which are affected also by extraneous market factors, and restrictions with respect to change of control, could have material implications, such as a demand for early repayment of loans, disposal of properties and refinancing under less favorable terms. Also, a change (or anticipated change) in the credit rating of any of the Group companies could affect their access to financial markets and increase their capital raising costs.

In addition, changes in the credit rating of companies in Group could affect the market price of their debentures as well as the tradability thereof, and could have an effect on their raising capital on stock exchanges and/or from financial institutions.

For details regarding the financial crisis, refer to section 1.3 of the Directors’ Report.

28.1.2.	Changes in exchange rates – The Company’s equity has a currency exposure mainly to the U.S. Dollar, the Canadian Dollar, and the Euro, in such a manner that an increase in the exchange rate of the foreign currencies would increase its equity, while a decrease in their exchange rates would decrease its equity (where such effects are offset against linkage basis and interest rate swap and forward transactions undertaken by the Company). In addition, changes in the exchange rates will affect the fair value of derivative financial instruments (mainly the SWAP and forward type), that provide economic hedging but do not meet the criteria for hedge accounting. The change in the fair value of these instruments is carried to the statement of income. The Company’s profitability could be adversely affected by the absence of hedging or at least partial hedging against changes in the exchange rates.

28.1.3.	Changes in capital markets – A substantial part of the Company’s assets comprises the securities of its public subsidiaries. Accordingly, changes in the capital markets and volatility in share prices in the wake of changes in market conditions and other conditions which the Company cannot control, could affect the price of the Company’s and Group companies’ shares, and affect the Company’s performance and its business results, which might, inter alia, expose the Company to the possibility of non-compliance with the financial covenants stipulated in its credit agreements and limit the ability to raise further capital.

28.1.4.	Economic conditions that affect geographical regions – A material proportion of the Group’s leasable premises are located in Florida (10.5%) and in northeastern United States (4.6%), in Canada – mainly in the Greater Toronto Area (9.7%) and in the Greater Montreal Area (7.3%), and in Helsinki (4.3%), thereby presenting an increased risk that the Group could be adversely affected, to a significant degree, by a downturn in the economic conditions or a natural disaster in these regions.

28.1.5.	Risk of terror attacks and natural disasters and uninsured risks – Terror attacks could affect the Group’s properties. In addition, some of the Group’s properties are in regions exposed to risk from natural disasters (e.g., hurricanes, winter storms, floods and earthquakes). Damage resulting from these risks and others either cannot be insured or are not fully covered by the Group’s insurance policies. In addition, the availability of insurance coverage for these and other risks could decrease and its premium cost could increase, in a manner that could lead to limited insurance coverage of Group companies.

28.1.6.	Investment in developing countries – some of the Group’s investments are in emerging markets, mainly in Central and Eastern Europe (through ATR and Dori Group), Brazil and India (in which the Group is invested through an investment fund). The Group’s investments in emerging markets are exposed to higher risks compared with its investments in markets in North America and in Northern and Western Europe; this includes also legal, economic and political risks to which the Company’s investments in these countries are exposed.

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DESCRIPTION OF THE COMPANY’S BUSINESS

28.2.	Sector risks

28.2.1.	Financial strength of tenants, including anchor tenants – Among the factors affecting the Group’s revenues is the financial strength of the tenants of its properties, and particularly tenants that are major tenants, including anchor tenants. Among the factors affecting the tenants’ financial strength is the economy in the countries and regions in which they operate. Factors such as deterioration in the economic conditions in the Group’s operating regions, changes in consumer buying habits, increased competition in the Group’s operating regions and the financial recession in some of the Group’s markets of activity could impact the business activity and the economic results of anchor tenants and other tenants in the Group’s properties, which could in turn lead to non-renewal of lease agreements, delays in the occupation of the Group’s properties, delay or failure to pay rent, etc., and as a result could have an adverse impact on the Group’s revenues. The departure of an anchor tenant has implications for the whole of the shopping center where the anchor tenant had rented premises and on the drawing power of the shopping center, and thus also on the Group’s income from that shopping center. This is true even if the anchor tenant continues to pay the rent with respect to the closed premises. In addition, if an anchor tenant leaves, occupying the property again at attractive terms could be difficult.

28.2.2.	Changes in the rental policy of retail chains and major tenants – A large proportion of the major tenants of the Group are retail chains. The Group’s business results could be adversely affected by a change in the retail chains’ policy regarding the operating framework for their stores (such as the size of their stores) and the regions where they operate.

28.2.3.	Changes in consumer buying habits – Since most of the Group’s properties are shopping centers, which are based on food, pharma, clothing and service stores, changes in the buying habits of the consumers in the regions surrounding those shopping centers, such as a move toward buying in different types of centers or a move toward buying over the telephone or the internet, could reduce the ability of the tenants in the Group’s properties, a material proportion of whom are retailers, to meet their obligations toward the Group, and could thus have a harmful effect on the Group’s business results. Within the main consumption trends in recent years, some of the Group companies are witnessing an increasing growth in the volumes of online purchases, and believe that this increase will continue to an extent that could reduce the sale volumes of tenants and affect the demand for commercial areas by these tenants. In addition, such changes could reduce proceeds received by Group companies, which are based on the sales volume in the property.

28.2.4.	Statutory and regulatory requirements, including with respect to environmental conservation and to companies law and securities law – Group companies, including those involved in construction, development and redevelopment activity, are subject to statutory and regulatory requirements concerning various topics, including environmental issues (environmental hazards, underground and above-ground pollution, toxic waste, etc.) and provisions requiring the adaptation of buildings to provide convenient access for the handicapped, and are responsible for bearing the costs involved in complying with such requirements, to the extent that this could adversely affect them (as of December 31, 2014, the Company is not aware of any such instance that could have an adverse effect on its results). The Company’s liability and its exposure to damages and costs (e.g., with regard to tax, environmental and regulatory aspects) could also result from actions or oversights related to the time in which the relevant property was owned by previous owners and held by other holders, including activity that is not in line with the provisions of the law (e.g., failure to comply with licensing requirements), as well as those resulting from tests that were conducted by the Company in preparation for the purchase of a property being incomplete or insufficient. For a description of the main risks involving breaches of the laws relating to environmental conservation, refer also to section 21 above.

In addition, as the Company is a public company that is traded on the Tel Aviv Stock Exchange, on the New York Stock Exchange and on the Toronto Stock Exchange, it is required to comply with the relevant provisions of the law in Israel, in the United States and in Canada, including with the legal implications stemming from coordination and synchronization of these three legal systems. In addition, the securities of some of the Company’s subsidiaries (EQY, FCR, CTY, ATR, Dori and Dori Construction) are traded on different stock exchanges worldwide and are subject to the relevant securities laws governing each stock

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

exchange (including corporate governance rules). Compliance with these requirements entails substantial costs for the Company as well as for the aforesaid Group companies, and, in addition, their breach could lead to the companies being fined and even to the perception of criminal offences, and could therefore adversely affect the Group. For details regarding the adoption of a plan for the enforcement of the securities laws, aimed at identifying and preventing breach of such laws by the Company, refer to section 22 above.

28.2.5.	Property renovation and development activities – The Group operates, inter alia, in the property development field, both by way of initiation of development projects, by way of purchasing properties for development, and by way of expanding and developing existing properties. There is no certainty that the Group’s forecasts with regard to the development of one or more of its properties will materialize. The Group’s liabilities with regard to the development of its properties are subject to the risks that are generally involved in such activity and include, inter alia: delays in construction and time overruns (or complete failure to complete construction) and the ensuing costs; cost overruns, including the raw materials element, labor, financing, delays and costs related to regulatory approvals and other costs; natural and climatic disasters at the development sites; difficulties entailed in land conditions; technical risks related to the construction plans, the construction activity and environmental aspects; construction flaws (including as a result of the use of defective construction methods, raw materials or products that are acquired by the Company from third parties); tenants who are supposed to take space in the property under the initial leases failing to move in; properties occupied for lower than planned rental tariffs; and so on. The inability to complete the development or redevelopment of the properties, or failing to complete them on schedule, due to the reasons listed above or for other reasons, could have an adverse effect on the Company’s business, its financial position and its operating results.

28.2.6.	Risks inherent in the management of the Company’s properties – The Group is exposed to risks entailed in the provision of management services by the Group to its tenants, including third party liability. Should the Company fail to efficiently manage a property or properties, increased costs could result with respect to the said maintenance and betterment of the properties, loss of opportunities to improve income and yield and a decline in the value of the properties. In addition, with respect to management services for the Group’s properties, provided by third parties, the quality of services rendered by the said third parties (as well as the Group’s ability to locate and enter into agreements with qualified third parties) could have a significant effect on the Group’s relations with its tenants, as well as on the Group’s yields from its investments.

28.2.7.	Competitive environment – The Company is exposed to substantial competition in the acquisition of properties. Increased competition with respect to the acquisition of properties and attracting new tenants could reduce the number of properties available for acquisition, increase the acquisition prices of properties designated for acquisition, reduce the ability to attract tenants and decrease rental fees, decrease occupancy rates, increase operating costs and impair the yield obtained from the Company’s properties. In addition, the Company’s competitors could hold an advantageous position compared with the Company derived, inter alia, from lower cost of credit, more efficient operations and higher risk robustness (refer to sections 10.3.1, 10.3.2 and 14 above for a description of the competition in the Company’s fields of operation).

28.2.8.	Increase in operating expenses and other expenses – Increase in operating expenses and other expenses without an offsetting increase in revenues or payments made by tenants, could result, inter alia, from an increase in the costs of external service providers, an increase in the burden of real estate taxes and other levies, an unanticipated increase in maintenance costs (including due to unanticipated malfunctions and an increase in energy costs), changes in legislation, regulation or governing policy, and an increase in insurance costs. In addition, due to the listing of its shares in the United States and in Canada, the Company is required to invest substantial costs in meeting the regulatory demands entailed therein, including with regard to legal and accounting services (which the public subsidiaries will also be required to comply with under the said requirements).

28.2.9.

Risks inherent in the impact of external factors on the value of the Group’s properties and its operations – The Company is exposed to risks derived from the fact that the valuation of real estate properties is subjective and uncertain by nature, as well as risks derived from the fact that the value of the properties might be affected by external factors that are outside the Group’s control, such as the possible impact of the financial crisis on the real estate and finance sectors in the United States and the European debt crisis, including overall market conditions – including in the real estate markets, commercial real estate in general and real estate in the Group’s fields of operation in particular, the absence of liquidity in real estate

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

investments, national, regional or local financial conditions, political conditions and events, surplus of areas for lease, demographic conditions, consumer behavior, unemployment rates, proximity and accessibility of competing properties, access to public transportation, changes in legislation (including retroactive changes), expropriation, transfer taxes and other taxes and payments, and an increase in operational expenses (including energy expenses). These and other risks could lead to leasing at lower than planned rental rates, lower occupancy rates, non-renewal of leases or their renewal at less advantageous terms from the lessor’s point of view (including with regard to anchor tenants), negative side effects resulting from the departure of small tenants, the possibility of having to bear the costs with respect to properties that the Group fails to lease, and bearing unplanned costs with respect to realty brokering operations and finding new tenants.

28.2.10.	Absence of liquidity in real estate investments – Investment in real estate is usually an investment with no liquidity, compared with investment in securities. The absence of liquidity could lead to the Company selling real estate properties in response to changes in the economy, in the real estate market or due to other conditions, other than at the desired date or price. In addition, some of the anchor tenants in the Company’s properties have the right of first refusal or right of first offer to acquire the properties, which could make it more difficult for the Company to sell the properties in reaction to a change in market conditions.

28.3.	Risks specific to the Company

28.3.1.	Change in the tax burden with respect to the operations of the Company’s subsidiaries, and primarily EQY’s status as a REIT – the Group is exposed to possible changes in the tax burden with respect to the operations of the Company and its subsidiaries, including due to changes in the governing tax law in the regions where Group companies operate, or due to non-implementation of deductions granted to the Company with respect to tax, applying to the Group’s income. In addition, as of December 31, 2014, EQY is taxed as a REIT, and its business results could be adversely affected if the US tax authorities were to find that EQY does not meet the criteria of a REIT or if EQY did not fulfill the necessary conditions for the purpose of satisfying its REIT status. Additionally, this could also result in a reduction in the profits available for distribution by EQY as a dividend. The US legal requirements for dividend distributions by a REIT could restrict EQY’s ability to finance the acquisition of new properties, as well as the renovation and development of existing properties, without having to seek additional funding by way of external capital or investment in EQY’s capital.

28.3.2.	Dependence on management – The Company has a certain degree of dependence on the continued activities of the Chairman of the Company’s Board of Directors, Mr. Chaim Katzman, and his Executive Vice Chairman, Mr. Dori Segal, who served as the Company’s President for ten years until the beginning of 2008. Messrs. Katzman and Segal serve in different positions in the Group. The Company’s assessment is that upon the termination of Mr. Dori Segal’s tenure as the Company’s President and the appointment of a new President in his place at the beginning of 2008, the dependency on the said two officers has decreased. As detailed in section 17.3, in November 2011 the Company’s employment agreements with Mr. Katzman and Mr. Segal expired, however as of the date of the report Mr. Katzman and Mr. Segal continue to serve in their positions in the Company. The Company is unable to evaluate what effect, if any, the termination of the activities of either of the aforementioned members of management may have on the Group.

28.3.3.	Control of the Company – The controlling shareholder of the Company, Norstar Holdings Inc. and its controlling shareholders, Mr. Chaim Katzman and some of his family members, and Mr. Dori Segal and his wife, Ms. Erika Ottosson, can act as shareholders of the Company in a manner that is not in line with the interest of the other shareholders, as their interests in the Company are sufficient for the purposes of adopting certain resolutions at the Company’s general meeting without the need for the agreement of the other shareholders, including with regard to the appointment of directors of the Company. In addition, the control of the Company could deter third parties from attempting to take it over in a manner that could affect the price of the Company’s share.

Furthermore, shares of the Company that are owned by Norstar, the Company’s controlling shareholder, are mostly pledged to the bodies that finance its operations. Breach of the provisions of these financing agreements by Norstar in a manner that will entitle the lenders to exercise the pledges on the Company’s shares, could adversely affect the Company’s investors, including in the event that the lenders wish to sell the Company’s shares.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

28.3.4.	Commencement of operations in new fields and regions – The Group’s commencement of operations in new fields and regions where it does not have vast experience, entails costs and risks deriving, inter alia, from the need to learn and become familiar with the various aspects relating to operations in the said fields and regions, including regulatory aspects, the business and macro-economic environment, a new currency exposure, etc., as well as the establishment of new systems and administrative headquarters at substantial costs and their integration in the Group. Moreover, many years could elapse before the results desired in entering a new field and/or region of activity are attained, in light of the need to obtain regulatory approvals and construction permits, determining the correct mix of tenants, recruiting the appropriate management team, etc. As aforesaid, in 2008, the Company began operating through ATR in eight countries in Central and Eastern Europe, mainly Poland, the Czech Republic and Russia (for details refer to section 9.1 above). In addition, in 2008 it also began operating in Brazil, and since 2007 the Company owns Acad, which owns Dori, which has residential projects initiation and construction activity, including in Eastern Europe, and since 2006 the Company operates in the medical office buildings sector.

28.3.5.	Acquisition strategy – The Group has a strategy to acquire additional properties and companies. The implementation of this strategy may not be successful and might not generate the expected return; it also requires the assimilation of the businesses, systems and manpower, which could consume management resources and distract management from attending to the Group’s current operations, as well as expose the Company to legal and regulatory risks with regard to the acquired properties.

28.3.6.	Structure of interests in the Company’s subsidiaries – A large proportion of the Company’s subsidiaries are not wholly-owned by it. Among these, substantial parts of the issued share capital of EQY, FCR, CTY, ATR and Dori are owned by the public, as well as by other significant shareholders. These subsidiaries are subject to legal and regulatory limitations that are typical to public companies, and the Company, despite being the controlling shareholder, may find itself unable to take specific courses of action without the required approval from other shareholders in such subsidiaries (whether by law or by virtue of shareholders’ agreements or incorporation documents). The existence of other shareholders in the subsidiaries could limit the Company’s ability to increase its percentage interests in these subsidiaries, consolidate similar activities, leverage synergy that may exist between the various companies or reorganize the Group’s structure. In addition, the Company may not be able to determine the date and scope of dividends paid by its subsidiaries, which could reduce the Company’s cash flows and impede its ability to repay its debt. The Group is also exposed to risks inherent in shared ownership in properties with third parties, including the need to obtain the agreement of the Group’s partners in the said properties in order to make decisions, and the possibility of disagreements between the Group and said partners, as well as risks derived from the said partners becoming insolvent, exposure to the liability of financing the partner’s investment in the shared properties, and the implications of these risks on the operation of the shared properties. The properties are consolidated in the financial statements in accordance with IFRS, based on the effective or legal extent of control. Changes in the Company’s control of the subsidiaries could lead to change in the presentation of the investment in the subsidiaries in the financial statements, as well as affect the way in which investors perceive the Company. In addition, to comply with the Company’s reporting requirement as a public company, it relies on information which it receives from the subsidiaries. Although the Company believes it receives from the subsidiaries material information it requires, it does not have agreements with all of them with respect to receiving such information. In addition, the public subsidiaries are listed in non-uniform stock exchanges worldwide and are subject to different reporting requirements. Therefore, the Company might not be able to present certain information as is presented by other real estate companies in other regions.

28.3.7.	Legal proceedings – The Group companies are involved in several legal proceedings in their ordinary course of business, including proceedings vis-à-vis the tax authorities, as detailed in Note 26d to the financial statements. In addition, with regard to legal proceedings that the Company was involved in pertaining to its investment in ATR and the settlement agreement signed with respect thereto, as detailed in Note 26d2 to the financial statements, the Company can provide no assurance that the Company or ATR will not be subject in the future to further claims relating to the causes underlying the derivative action by former shareholders of Meinl or by others. If such proceedings as specified in Note 26d to the financial statements (or any of the same) are decided against the Company, this could adversely affect the Company’s operating results.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

28.3.8.	Risks inherent in listing the Company’s shares on the New York Stock Exchange and on the Toronto Stock Exchange – The Company’s shares are listed on the Tel Aviv Stock Exchange since 1983, on the New York Stock Exchange since 2011 (as a non-U.S. listed company) and on the Toronto Stock Exchange since October 2013 (as a foreign issuer). The shares are traded on different exchanges, in different currencies (U.S.$, C$ and NIS) and at different hours (as a result of different time zones and trading days), and price differences could result between Company shares on these exchanges. Every decrease in the price of the Company’s shares in one stock exchange could lead to a decrease in the price of the Company’s shares in another stock exchange. Furthermore, the Company does not expect its shares to be included in the different New York Stock Exchange or Toronto Stock Exchange indices in which many of the US- and Canadian REITs are included, which could adversely affect the demand for the Company’s share by investors, as well as its price.

28.3.9.	Recommendations of the Market Concentration Committee – In December 2013, the Law to Promote Competition and Reduce Concentration, 2013, which includes, inter alia, reference to control issues in a pyramid holdings structure and separation between significant real corporations and significant financial corporations, was approved by the Knesset. For details, refer to section 22 of the Report. According to the provisions of the Law, the Group is required to make structural changes in order to comply with the provisions of the Law, until the end of the transition period prescribed, and these changes entail different risks to the Group. If at the end of the aforesaid transition periods the Company will not comply with the provisions of the Concentration Law, it will be exposed to sanctions that will essentially limit its means of control of the tier companies held by it in contrary to the Law, through the appointment of a trustee of the court to sell the means of control in these companies. Furthermore, within the framework of in the provisions of the Law, the Minister of Finance and the Bank of Israel Governor were tasked with setting forth provisions for limitations on credit extended to a corporation or a business group by financial bodies, in accumulate, taking into consideration, inter alia, the liability of each corporation or all companies of the business group. Such limitation could impede the ability of the Group to obtain credit to repay loans and for the cash flow required for its activity, and harm its operating results. In addition, under the provisions separating between significant real corporations (the class of corporations which the Company falls under) and significant financial corporations, limitations were imposed on interests being owned in the Company by significant financial corporations and their controlling shareholders, in a manner which limits the investment potential of such corporations in the Company, and limitations apply to the Company with respect to investment in financial corporations as aforesaid.

GAZIT-GLOBE LTD.

DESCRIPTION OF THE COMPANY’S BUSINESS

28.4.	The following table presents the Group’s risk factors according to their nature and their effect (taking into account the measures taken by the Group to mitigate the exposure to them) on the Company’s business, in the opinion of Company management:

Risk factor	Major effect	Medium effect	Minor effect
Macro risks:
Financing	+
Changes in exchange rates		+
Changes in capital markets	+
Economic conditions that affect geographical regions	+
Risk of terror attacks and natural disasters and uninsured risks		+
Investment in developing countries			+
Sector risks:
Financial strength of tenants, including anchor tenants	+
Changes in the rental policy of retail chains and major tenants		+
Changes in consumer buying habits		+
Statutory and regulatory requirements, including with respect to environmental conservation and companies and securities law		+
Property renovation and development activities		+
Risks inherent in the management of the Company’s properties			+
Competitive environment		+
Increase in operating expenses and other expenses			+
Risks inherent in the impact of external factors on the value of the Group’s properties and its operations	+
Absence of liquidity in real estate investments		+
Risks specific to the Company
Change in the tax burden with respect to the operations of the Company’s subsidiaries, and primarily EQY’s status as a REIT		+
Dependence on management		+
Control of the Company			+
Commencement of operations in new fields and regions		+
Acquisition strategy		+
Structure of holdings in the Company’s subsidiaries		+
Legal proceedings			+
Risks inherent in listing of the Company’s shares on the New York Stock Exchange and on the Toronto Stock Exchange		+
Recommendations of the Market Concentration Committee			+

For details of the risk factors to which Dori’s activity is exposed, see section 10.6 above.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

CHAPTER B

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

GAZIT-GLOBE LTD.

Directors’ Report to the Shareholders

For the year ended December 31, 2014

The Board of Directors of Gazit-Globe Ltd. (the “Company”) is pleased to present the Directors’ Report of the Company for the year ended December 31, 2014 (the “Reporting Period”):

1.	The Company and its Operations

1.1.	Introduction

The Company, through its investees12 (collectively: the “Group”), is the owner, operator and developer of income-producing properties in North America, Europe, Israel and Brazil. The Group focuses mainly on the supermarket-anchored shopping centers sector in urban growth markets. In addition, the Group operates in the development and construction sector primarily of residential projects in Israel and in Central and Eastern Europe. Furthermore, the Group continues to explore and realize business opportunities by acquiring properties and/or companies that operate within its core business or similar fields (including with partners), both in regions where it currently operates and also in new regions.

The Company’s shares are listed on the Tel Aviv Stock Exchange Ltd. (“TASE” or the “TA Stock Exchange”), on the New York Stock Exchange (“NYSE”), and on the Toronto Stock Exchange (“TSX”), all under the ticker symbol “GZT”.

The Company’s policy, as undertaken over the years, is to focus on growing its cash flow through the proactive management of its properties. Company management believes that the long-term ownership of its properties, together with the implementation of this policy, will increase the return for shareholders.

1.2.	Group Properties

As of December 31, 2014 (the “Reporting Date”), the Group owns and manages 524 properties, as follows:

•	504 shopping centers of various sizes and medical office buildings

•	10 shopping centers under development

•	10 other properties

The above properties have a gross leasable area (“GLA”) of 6.3 million square meters. The properties are presented in the Company’s books at their fair value of NIS 59.6 billion (NIS 80.1 billion, assuming consolidation of jointly controlled companies that are presented according to the equity method and the full inclusion of the value of properties managed by the Group) and generate gross annual rental income (based on the properties owned and based on currency exchange rates as of December 31, 2014) of NIS 5.0 billion (NIS 7.0 billion, assuming consolidation of jointly controlled companies that are presented according to the equity method and the full inclusion of the rental income from the properties managed by the Group).

In the United States, the Company operates mainly through Equity One Inc. (“EQY”), a public company listed on the NYSE. EQY is a REIT for U.S. tax purposes. As of December 31, 2014, the Company owns 43.3% of EQY’s share capital. EQY’s properties are located primarily in growing metropolitan areas in the southeastern United States, mainly in Florida, in the northeastern United States, mainly in the area of New York State, in Boston, Massachusetts and in Connecticut, and on the West Coast of the United States, mainly in California. EQY owns13 122 income-producing properties (116 shopping centers and 6 other properties), with a total GLA of 1.5 million square meters, as well as a shopping center under development.

[12]	Reference to investees includes, unless stated otherwise, companies that are fully consolidated by the Company and jointly controlled companies that are presented according to the equity method.

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DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

In addition, EQY partly owns, through joint ventures (10%/20%), and manages 12 shopping centers and another income-producing property in the United States, with a total GLA of 177 thousand square meters.

The Company also operates in the United States through ProMed Properties Inc. (“ProMed”) (100%), which is engaged in the medical office buildings sector. As of December 31, 2014, it owns 4 medical office buildings, with a total GLA of 38 thousand square meters. For details regarding the sale of medical office buildings in the reporting period and subsequent to the Reporting Date, refer to section 11.3 of the Description of the Company’s Business Report.

In Canada, the Company operates through First Capital Realty Inc. (“FCR”), a public company listed on the TSX. As of December 31, 2014, the Company owns 44.0% of FCR’s share capital. FCR’s properties are located primarily in the provinces of Ontario, Quebec, Alberta and British Columbia. FCR owns 153 shopping centers in Canada, with a total GLA of 2.2 million square meters, and 5 shopping centers under development.

In Brazil, the Company operates in the shopping centers sector through Gazit Brazil Ltda. (“Gazit Brazil”) (100%). As of December 31, 2014, Gazit Brazil owns 5 commercial income-producing properties with a total GLA of 47 thousand square meters, one shopping center under development and a plot of land.

In Northern Europe, the Company operates through Citycon Oyj. (“CTY”), a public company, whose shares are listed on the Helsinki Stock Exchange (OMX). As of December 31, 2014, the Company owns 42.8% of CTY’s share capital. CTY operates in Finland, Sweden, Estonia, Lithuania and Denmark and owns1 59 shopping centers and other retail properties of various sizes, with a total GLA of 1.0 million square meters, as well as a shopping center under development.

In Central and Eastern Europe, the Company operates through Atrium European Real Estate Limited (“ATR”), a jointly controlled company that is presented according to the equity method and that is listed on the Vienna Stock Exchange, Austria and on the NYSE Euronext Stock Exchange, Amsterdam. As of December 31, 2014, the Company owns 41.2%14 of ATR’s share capital. ATR operates primarily in Poland, the Czech Republic, Russia and Slovakia. It owns 153 income-producing shopping centers and other retail properties of various sizes, with a total GLA of 1.4 million square meters and land for future development.

In addition, the Company also operates in Germany in the shopping centers sector, through subsidiaries (“Gazit Germany”) (100%). As of December 31, 2014, Gazit Germany owns 3 shopping centers and one other income-producing property, with a total GLA of 49 thousand square meters. For details regarding the sale of shopping centers in the Reporting Period, refer to section 11.2 of the Description of the Company’s Business Report.

In Israel, the Company operates through Gazit-Globe Israel (Development) Ltd. (“Gazit Development”) (84.7%, 75% on a fully diluted basis), which is engaged in the acquisition, development and management of shopping centers, and owns 10 income-producing shopping centers in Israel, with a total GLA of 125 thousand square meters, and 2 properties under development, as well as land plots for future development. Gazit Development is also active in Bulgaria and Macedonia through subsidiaries (“Gazit Development (Bulgaria)”), where they own a shopping center with a GLA of 7 thousand square meters and lands for future development.

In addition, Gazit Development also owns, through subsidiaries, 84.9% of the share capital of U. Dori Group Ltd. (“Dori Group”), a public company listed on the TA Stock Exchange. Dori Group mainly operates in the development and construction sector primarily of residential projects in Israel and in Central and Eastern Europe, both as developer and as operating contractor (including through an interest of 59.7% in the share capital of U. Dori Construction Ltd. (“Dori Construction”), which is also a public company listed on the TA

[13]	Includes jointly controlled properties.
[14]	As of December 31, 2014, the Company had a shareholders’ agreement with CPI, a Real Estate fund that is part of the Apollo Global Real Estate Management L.P. Group (“CPI”) that owned, to the best of the Company’s knowledge, 13.9% of the share capital of ATR. During January 2015, the Company acquired 52 million ATR shares from CPI and became the sole controlling shareholder of ATR and will consolidate ATR’s financial statements commencing from the first quarter of 2015; refer also to section 7.1.A below.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

Stock Exchange, that is engaged in the field of performing construction work). Dori Group also owns indirectly 11.25% of Dorad Energy Ltd., which operates a private electricity generating power station in the Ashkelon region of Israel. For details regarding an investment in Dori Group by Gazit Development (the vast majority of which was used for investment in Dori Construction), refer to Note 9g to the financial statements.

The regions (marked ) where the Company operates are shown on the following map:

Other publicly accessible data concerning the Group, including presentations, supplemental information packages regarding assets, liabilities and other information (such information does not constitute part of this report and is not included by way of reference), can be found on the Company’s internet website – www.gazit-globe.com, and the internet websites of the Group’s public companies:

www.equityone.net

www.firstcapitalrealty.ca

www.citycon.fi

www.aere.com

www.dori.co.il

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

1.3.	Effects of the Financial Crisis and the Volatility in the International Capital Markets

The implications of the economic crisis that began in 2007 on the markets in which the group operates have already caused, inter alia, a certain but not material amount of adverse effect on cash flows from the Group’s properties and an increase in cash flow capitalization rates. These factors resulted in the fair value of the Group’s properties depreciating in 2008 and 2009. During 2010 and the beginning of 2011, it was evident that the effects of the crisis that began in 2007 were moderating. This notwithstanding, recently there have been greater volatility and uncertainty in the global financial markets, with this apparently stemming from the economic disquiet and concerns in Europe. The impact of the aforementioned volatility and uncertainty is mainly reflected, as of the approval date of the reports, on the prices of European companies’ shares (that have been trading for a long period at below their net asset value). Furthermore, at the beginning of 2015, the European Central Bank (the “ECB”) announced a quantitative easing program, whereby it would acquire government and private bonds in a monthly amount of EUR 60 billion, with the aim of achieving price stability in the Eurozone in accordance with the ECB’s inflation target of almost 2% per year. Moreover, in 2014, Russia experienced the worst currency crisis in the Ruble since 1998, due mainly to economic sanctions imposed on the state as a result of the dispute in the Ukraine and due to the fall in global oil prices, which together resulted in Russia’s economy growing in 2014 at its slowest pace since 2009.

As of December 31, 2014, the Company is reporting stability in occupancy rates in Group properties and an increase in average rental rates, and no significant delinquencies in rent payments that could materially affect the Group’s rental revenues. The Company assesses that it will be able to continue financing its current operations and its investment activities from the Group’s existing financing sources, namely the Group’s liquid balances, its cash flows, issuances of equity and debt in the various capital markets in which the Group operates, and its unutilized approved revolving credit facilities.

Notwithstanding the situation described above, a renewed outbreak, particularly in Europe, of the global financial crisis referred to above could affect the Group’s operations, its results and its financial position, including in the event of a decline in its operating results and cash flows, a fall in the value of the shares of the Group’s public companies, and the ability of the Group companies to raise equity and debt from the capital markets and lenders. It could also cause a decline in the fair value of the investment property and investment property under development of the Group.

The Company’s assessments regarding the impact of the aforementioned events on its operations, revenues, profits, debt and equity raising ability and financial position are not certain nor are they under the Company’s control; they therefore constitutes forward-looking statements. These assessments are based on facts and data with respect to the present position of the Company and its business, the present position of its fields of operation and the markets in which it operates, and macro-economic facts and data, all as known to the Company on the date of approval of the financial statements. In addition, the Company’s said assessments are based to a material extent on its present expectations and assessments with respect to future developments in each of the said parameters, and their inter-relationship. The Company cannot be certain that its assessments will indeed be realized since they are subject to external influences that cannot be assessed in advance and that, as stated above, are not under its control.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

1.4.	Highlights –2014

	For the year ended December 31,
(NIS in millions, other than per share data)	2014	2013	Change
Rental income	4,913	5,146	(5%)
NOI (*)	3,329	3,457	(4%)
FFO (**)	598	585	2%
Diluted FFO per share (NIS) (**)	3.39	3.41	(1%)
The number of shares used in calculating the diluted FFO per share (in thousands)	176,546	171,413	3%
Acquisition, construction and development of investment property (***)	3,273	2,994	—
Disposal of investment property (***)	2,651	2,136	—
Fair value gain from investment property and investment property under development, net	1,053	962	—
Net income attributable to equity holders of the Company	73	927	—
Diluted earnings per share (NIS)	0.39	5.35	—
Cash flows from operating activities	1,026	1,189	—
Net debt to total assets	51.0%	55.1%	—
Equity attributable to equity holders of the Company	8,023	7,802	—
Equity per share attributable to equity holders of the Company (NIS)	45.0	44.4	—
Net asset value per share (EPRA NAV) (NIS) (****)	60.2	57.9	—
EPRA NNNAV per share (NIS) (****)	40.4	41.8	—

(*)	NOI (“Net Operating Income”) – Rental income, net of property operating expenses.
(**)	The FFO (“Funds From Operations”) is presented according to the management approach and in accordance with the EPRA guidance. For the FFO calculation, refer to section 2.2 below.
(***)	The Company and its subsidiaries (excluding associates and joint ventures presented according to the equity method), net of specifically-attributed debt.
(****)	Refer to section 2.4 below.

•	As of December 31, 2014, the Company and its subsidiaries had liquid balances and unutilized credit facilities available for immediate drawdown amounting to NIS 11.5 billion (NIS 3.7 billion in the Company and wholly-owned subsidiaries). In addition, as of December 31, 2014, a jointly controlled company that is presented according to the equity method had cash balances amounting to NIS 2.0 billion.

•	During 2014, Group companies issued debt by way of debentures in a total amount of NIS 3.8 billion. Additionally, a jointly controlled company that is presented according to the equity method issued debt by way of debentures in a total amount of EUR 350 million (NIS 1.6 billion). The debentures were issued for an average period of 9.8 years to redemption of the principal, at an average rate of 3.52%.

•	During 2014, Group companies issued equity in a total amount of NIS 2.5 billion.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

•	As a result of changes in currency exchange rates of the U.S. Dollar, the Canadian Dollar, the Euro and the Brazilian Real against the New Israeli Shekel, the equity attributable to equity holders of the Company increased in the Reporting Period by NIS 258 million (net of the effect of cross-currency swap transactions).

1.5.	Highlights – Fourth Quarter of 2014

	For the 3 months ended December 31,
(NIS in millions, other than per share data)	2014	2013	Change
Rental income	1,259	1,269	(1%)
NOI	840	855	(2%)
Proportionately consolidated NOI (*)	505	533	(5%)
FFO (**)	135	147	(8%)
Diluted FFO per share (NIS) (**)	0.76	0.84	(10%)
The number of shares used in calculating the diluted FFO per share (in thousands)	178,190	176,092	1%
Acquisition, construction and development of investment property (***)	839	984	—
Disposal of investment property (***)	636	359	—
Fair value gain from investment property and investment property under development, net	699	436	—
Net income attributable to equity holders of the Company	(217)	224	—
Diluted earnings per share (NIS)	(1.25)	1.27	—
Cash flows from operating activities	304	639	—

(*)	For the Company’s proportionate share in the NOI of Group companies, in accordance with its interest in the equity of each of the Group companies, refer to section 2.3 below.
(**)	The FFO is presented according to the management approach and in accordance with the EPRA guidance. For the FFO calculation, refer to section 2.2 below.
(***)	The Company and its subsidiaries (excluding associates and joint ventures presented according to the equity method), net of specifically-attributed debt.

•	During the fourth quarter of 2014, Group companies issued debt by way of debentures in a total amount of NIS 1.7 billion. Additionally, a jointly controlled company that is presented according to the equity method issued debt by way of debentures in a total amount of EUR 350 million (NIS 1.6 billion).

•	During the fourth quarter of 2014, Group companies issued equity in a total amount of NIS 0.3 billion.

•	As a result of changes in currency exchange rates of the U.S. Dollar, the Canadian Dollar, the Euro and the Brazilian Real against the New Israeli Shekel, the equity attributable to equity holders of the Company increased in the Reporting Period by NIS 271 million (net of the effect of cross-currency swap transactions).

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

1.6.	The Company’s Major Holdings are Shown Below (Ownership Structure and Interests are as of December 31, 2014):

GAZIT-GLOBE
Canada
44.0%
First Capital Reality (FCR)
USA
43.3%
Equity One (EQY)
100%
ProMed Properties
Brazil
100%
Gazit Brazil
Europe
42.8%
Citycon (CTY)
[1]41.2%
Atrium European Real Estate (ATR)
100%
Gazit Germany
Gazit Development (Bulgaria and macedonia)
Israel
84.7%
Gazit Globe Israel (Development)
100%
84.9%
U.Dori Group

[1]	A company jointly controlled together with CPI, which owned, to the best of the Company’s knowledge, an additional 13.9% of the share capital of ATR as of December 31, 2014. During January 2015, the Company acquired 52 million ATR shares from CPI and became the sole controlling shareholder of ATR and will consolidate ATR’s financial statements commencing from the first quarter of 2015; refer also to section 7.1A below.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

1.7.	Breakdown of Net Operating Income (“NOI”), according to the Company’s operating regions[15]:

Q4 2014	Q4 2013

2014	2013

[15]	As to the Company’s share (“by proportionate consolidation”), refer to section 2.3 below.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

2.	Additional Information Concerning the Company’s Assets and Liabilities

2.1.	Summary of the Company’s holdings as of December 31, 2014:

Name of company	Type of security/ property	Amount (millions)	Holding interest (%)	Book value (NIS in millions)	Market value as of 31.12.2014 (NIS in millions)
EQY	Shares (NYSE)	53.9	43.3	3,465	5,312
FCR	Shares (TSX)	95.1	44.0	5,121	5,962
CTY	Shares (OMX)	254.1	42.8	3,338	3,098
ATR[1]	Shares (VSX, Euronext)	154.6	41.2	4,079	2,988
Dori Group[2]	Shares (TASE)	168.5	71.9	(20)	53
Dori Group[2]	Capital note	—	—	184	—
Europe	Income-producing property	—	—	478	—
Europe[3]	Property under development and lands	—	—	196	—
ProMed	Income-producing property	—	—	689	—
Brazil	Income-producing property and property under development	—	—	904	—
Israel[3]	Income-producing property	—	—	2,114	—
Israel[3]	Property under development and lands	—	—	247	—

Total assets		—	—	20,795	—

Below are the Company’s monetary balances (including balances of subsidiaries that are not public companies) (“expanded solo basis”) as of December 31, 2014:

NIS in millions
Debentures[4]	11,576
Debts to financial institutions	2,171

Total debentures and debts to financial institutions (*)	13,747
Other monetary liabilities	488

Total monetary liabilities	14,235
Less - monetary assets	1,311
Less - other investments[5]	415

Monetary liabilities, net	12,509
Other liabilities[6]	263

Total liabilities, net	12,772

(*)	Amortization schedule of debentures and debts to financial institutions (NIS in millions):

Year	Debentures[7]	Banks	Mortgages	Total	%
2015	997	135	21	1,153	8
2016	988	611	21	1,620	12
2017	780	—	22	802	6
2018	1,405	114	91	1,610	12
2019	1,542	465	304	2,311	17
2020	1,203	30	17	1,250	9
2021	1,009	—	14	1,023	7
2022	913	—	84	997	7
2023	861	—	85	946	7
2024	905	—	87	992	7
2025 and after	973	—	70	1,043	8

Total	11,576	1,355	816	13,747	100

1.	For details regarding an additional acquisition of ATR shares subsequent to the Reporting Date, refer to section 7.1.A. below.
2.	Represents an effective indirect interest in U. Dori.
3.	Presented according to the proportionate consolidation method (84.7%).
4.	Excludes an asset of NIS 252 million that represents the fair value of cross-currency swap derivatives, which is presented as part of the financial assets.
5.	Comprised primarily of the investment in private equity funds.
6.	Includes a provision for taxes, net in the amount of NIS 327 million, less intangible assets in the amount of NIS 64 million.
7.	Includes a private, unsecured loan from an institutional investor in the amount of NIS 687 million.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

2.2.	FFO (EPRA Earnings)

As is the practice in the United States and in European countries, the Company customarily publishes information regarding the results of its operating activities in addition to, and without derogating from, the income statement prepared according to accounting principles. In European countries where the financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), it is customary for income-producing property companies to publish their “EPRA Earnings”, which is a measure for presenting the operating results of a company that are attributable to its equity holders, in line with the position paper of the European Public Real Estate Association (“EPRA”), the objective of which is to promote greater transparency, uniformity and comparability of the financial information reported by property companies. This measure is not based on generally accepted accounting principles.

EPRA Earnings are calculated as the net income attributable to the equity holders of a company after excluding non-recurring income and expenses (including gains or losses from property revaluations), changes in the fair value of financial instruments through profit and loss, gains or losses on the sale of properties, and other types of gains and losses.

In the United States, where financial statements are prepared in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”), it is customary for income-producing property companies to publish their FFO results (which is the net income attributable to its equity holders, reported after excluding income and expenses of a capital nature and with the addition of the company’s share in property depreciation and other amortization), in accordance with the position paper issued by NAREIT – the U.S.-based National Association of Real Estate Investment Trusts.

EPRA Earnings are therefore similar in substance to FFO, with adjustments for the results reported under IFRS.

The Company believes that publication of FFO, which is calculated according to EPRA guidance, more correctly reflects the operating results of the Company, since the Company’s financial statements are prepared according to IFRS. In addition, publication of FFO provides a better basis for the comparison of the Company’s operating results in a particular period with those of previous periods and also provides a uniform financial measure for comparing the Company’s operating results with those published by other European property companies. Furthermore, pursuant to the draft regulations for anchoring the disclosure provisions for investment property activity, issued by the Israel Securities Authority in December 2013, FFO is to be presented in the “Description of the Company’s Business” section of the annual report of investment property companies, similar to the manner of calculating FFO under EPRA rules.

The measure represents the accounting net income for the period, after excluding non-recurring revenues and expenses (including gains or losses on the revaluation of properties), gains or losses on the sale of properties, changes in the fair value of financial instruments through profit and loss, and other types of gains and losses. This measure is customarily used to review the performance of income-producing property companies. The required adjustments against the accounting income are presented in the table below.

As clarified in the EPRA and NAREIT position papers, the EPRA Earnings and the FFO measures do not represent cash flows from operating activities according to accepted accounting principles, nor do they reflect the cash held by a company or its ability to distribute that cash, and they are not a substitute for the reported net income. Furthermore, it is clarified that these measures are not audited by the Company’s independent auditors.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

The table below presents the calculation of the Company’s FFO, calculated according to the recommendations of EPRA and the guidelines of the Israel Securities Authority, and its FFO per share for the stated periods:

	For the year ended December 31			For the 3 months ended December 31
	2014	2013	2012	2014	2013
	NIS in millions (other than per share data)
Net income (loss) attributable to equity holders of the Company for the period	73	927	901	(217)	224

Adjustments:
Fair value gain from investment property and investment property under development, net	(1,053)	(962)	(1,938)	(699)	(436)
Capital loss on sale of investment property	65	52	5	17	13
Changes in the fair value of financial instruments, including derivatives, measured at fair value through profit or loss	156	(435)	(36)	312	(143)
Adjustments with respect to equity-accounted investees	324	60	(43)	249	54
Loss from decrease in interest in investees	1	11	4	—	1
Deferred taxes and current taxes with respect to disposal of properties	399	262	752	154	110
Gain from bargain purchase	(47)	(173)	(134)	(47)	—
Acquisition costs recognized in profit or loss	6	10	26	1	5
Loss (gain) from early redemption of interest-bearing liabilities and financial derivatives	154	142	147	19	(3)
Non-controlling interests’ share in above adjustments	267	375	643	273	257

Nominal FFO	345	269	327	62	82

Additional adjustments:
CPI and exchange rate linkage differences	(5)	152	94	(18)	(11)
Depreciation and amortization	13	16	16	3	4
Adjustments with respect to equity-accounted investees	(3)	27	2	13	13
Other adjustments(1)	248	121	94	75	59

FFO according to the management approach	598	585	533	135	147

Basic FFO per share according to the management approach per share (in NIS)	3.39	3.42	3.23	0.76	0.84

Diluted FFO per share according to the management approach per share (diluted) (in NIS)	3.39	3.41	3.23	0.76	0.84

Number of shares used in the basic FFO per share calculation (in thousands)(2)	176,459	171,103	164,912	178,102	175,787

Number of shares used in the diluted FFO per share calculation (in thousands)(2)	176,546	171,413	165,016	178,190	176,092

1.	Income and expenses adjusted against the net income for the purpose of calculating FFO, which include the adjustment of expenses and income from extraordinary legal proceedings not related to the Reporting Periods, expenses due to non-recurring payments relating to the termination of engagements with senior Group officers, as well as income and expenses from operations not related to income-producing property (including the results of Dori Group) and internal leasing costs (mainly salary) incurred in the leasing of properties.
2.	Weighted average for the period.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

2.3.	Additional information is presented below concerning the Company’s share in the value of income-producing properties owned by the Group as of December 31, 2014, based on capitalization of net operating income methodology. The presentation of this information is intended to provide additional information, based on methodology that is generally accepted in the regions in which the Group operates, which might serve as an additional method in analyzing the value of the Company’s properties on the basis of the Company’s financial results for the Reporting Period. It is emphasized that this information does not in any way represent the Company’s estimate of the present or future value of its assets or shares.

	For the 3 months ended December 31,		For the year ended December 31,
	2014	2013	2014	2013
	NIS in millions
Rental income	1,259	1,269	4,913	5,146
Property operating expenses	419	414	1,584	1,689

NOI for the period	840	855	3,329	3,457
Less - minority’s share in NOI	(435)	(413)	(1,660)	(1,687)
Add - Company’s share in NOI of jointly controlled companies(*)	100	91	386	332

NOI for the period - the Group’s proportionate share	505	533	2,055	2,102

NOI for the year - the Group’s proportionate share	**)2,020	**)2,132	2,055	2,102

*)	Companies that are presented according to the equity method.
**)	Calculated by multiplying the NOI for the quarter by four.

The sensitivity analysis shown in the table below describes the implied value of the Group’s income-producing properties using the aforesaid methodology according to the range of different capitalization rates (“cap rates”) generally accepted in the regions in which the Group operates, as of the date of the financial statements. It should be noted that this analysis does not take into account income from premises that have not been leased and additional building rights that exist with respect to the Group’s income-producing properties.

Value of proportionately consolidated income-producing property in accordance with the NOI for the fourth quarter of 2014:

Cap Rate:	6.50%	6.75%	7.00%	7.25%	7.50%
Value of income-producing property (NIS in millions) (*)	31,107	29,955	28,885	27,889	26,959

(*)	Calculated as the results of dividing the NOI by the cap rate.

New properties, properties under development and land, which have not yet started producing income or whose development has not yet been completed and which are presented at their fair values in the Group’s books (according to the proportionate consolidation method) as of December 31, 2014, amounted to NIS 2,157 million.

The Group’s liabilities, net of monetary assets (according to the proportionate consolidation method) as of December 31, 2014, amounted to NIS 22,762 million.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

2.4.	Net Asset Value (EPRA NAV and EPRA NNNAV)

As is customary in the European countries in which the Group operates, and in line with the EPRA position paper, whose objective is to promote greater transparency, uniformity and comparability of the financial information reported by real estate companies, the Company publishes net asset value data (EPRA NAV), which is a measure that reflects the net asset value of the Company, as reflected by the Company’s statement of financial position with certain adjustments, e.g., the exclusion of deferred taxes with respect to the revaluation of properties to their fair value and the exclusion of the fair value of financial derivatives (with the exception of financial derivatives used for currency hedging); the Company also publishes EPRA NNNAV data, which is another measure reflecting net asset value (EPRA NAV), adjusted for the fair value of financial liabilities, and also with certain adjustments to the provision for deferred taxes with respect to the revaluation of properties to their fair value and with certain adjustments to the fair value of financial instruments of the kind referred to above.

The Company considers that the presentation of the EPRA NAV and the EPRA NNNAV data enables the Company’s results to be compared with those of other European real estate companies. At the same time, such data do not constitute a valuation of the Company and do not replace the data presented in the financial statements; rather, they provide an additional aspect of the Company’s net asset value (NAV) in accordance with the EPRA recommendations. It is clarified that such data are not audited by the Company’s independent auditors.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

Presented below is the calculation of the EPRA NAV and EPRA NNNAV:

	As of December 31,
	2014	2013
	NIS in millions (other than per share data)
EPRA NAV
Equity attributable to the equity holders of the Company, per the financial statements	8,023	7,802
Exclusion of provision for tax on revaluation of investment property to fair value (net of minority’s share)	2,363	2,158
Fair value asset adjustment for derivatives, net (1)	(9)	(60)
Adjustments with respect to equity-accounted investees	363	300

Net asset value - EPRA NAV	10,740	10,200

EPRA NAV per share (in NIS)	60.2	57.9

EPRA NNNAV
EPRA NAV	10,740	10,200
Adjustment of financial liabilities to fair value	(1,833)	(1,460)
Other adjustments to provision for deferred taxes(2)	(1,266)	(1,124)
Fair value asset adjustment for derivatives, net	9	60
Adjustments with respect to equity-accounted investees	(441)	(315)

Adjusted net asset value - EPRA NNNAV	7,209	7,361

EPRA NNNAV per share (in NIS)	40.4	41.8

Issued share capital of the Company (in thousands) used in the calculation(3)	178,485	176,094

(1)	The amount represents the fair value less the intrinsic value of the financial derivatives.
(2)	This adjustment does not include a provision for deferred tax with respect to the revaluation of investment property in countries where, upon disposal of property, the Group customarily defers the payment of the capital gains tax.
(3)	Represents the diluted number of issued shares (in thousands), excluding treasury shares held by the Company.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

3.	Explanations of the Board of Directors for the Company’s Business Position, its Results of Operations, its Equity and its Cash Flows

3.1.	General

In the Reporting Period, the Group’s investments in the acquisition and development of new properties and in the redevelopment, expansion and construction of various properties totaled NIS 3,273 million and a total of NIS 605 million was invested in the shares of investees by the Company. The effect of these investments on the operating results of the Group will be reflected in full during 2015 and thereafter.

Property activities

1)	In the Reporting Period, the Company and its subsidiaries acquired 5 income-producing properties, with a total GLA of 81 thousand square meters and land for future development, at a total cost of NIS 1,556 million. In addition, the Company and its subsidiaries have developed new properties and redeveloped existing properties at a total cost of NIS 1,717 million. In addition, ATR acquired 2 properties in Poland and the Czech Republic at a total cost of EUR 205 million (NIS 1.0 billion).

2)	Property acquisition and sale

	Acquisitions				Sales
	No. of investment properties	Acquisition cost of investment properties (NIS in millions)	Acquisition of land for future development (NIS in millions)	Development, redevelopment and expansions (NIS in millions)	No. of investment properties	Proceeds(2) from the sale of investment properties (NIS in millions)
EQY	2	360	20	320	22	518
FCR	2	649	89	831	10	686
CTY	—	—	51	415	12	133
ATR(1)	2	982	—	266	—	334
Brazil	1	353	34	72	—	—
Promed	—	—	—	11	12	855
Gazit Germany	—	—	—	1	3	437

3)	Highlights of operational data:

	Investment properties[3]	GLA (in thousands of square meters)	Average basic monthly rent per square meter		Change in same property NOI[4]	Occupancy rate in core properties		Debt to total assets
			31.12.2014	31.12.2013		31.12.2014	31.12.2013
EQY	122	1,509	U.S.$ 15.6	U.S.$ 14.5	3.0%	95.0%	92.4%	30.4%
FCR	153	2,178	C$ 16.5	C$ 16.1	2.8%	96.0%	95.5%	42.2%
CTY	59	1,027	€21.6	€21.5	2.9%	96.3%	95.7%	38.6%
ATR	153	1,366	€12.1	€12.1	(0.8%)	97.1%	97.6%	21.7%

(1)	Represents 100% of ATR.
(2)	Net of specifically attributed debt.
(3)	Includes jointly-controlled properties.
(4)	Change in same property NOI in 2014 compared with 2013.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

4)	Data of properties under development, redevelopment, and expansion

	Properties under Development
Company	No. of properties	Total investment as of December 31, 2014 (NIS in millions)	Cost for completion (NIS in millions)	Area (square meters in thousands)
FCR	5	1,282	576	158
EQY	1	222	65	14
CTY	1	190	74	12
Gazit Development	2	125	65	13
Gazit Brazil	1	180	287	29

	10	1,999	1,067	226

	Properties under Redevelopment and Expansion
Company	No. of properties	Total investment as of December 31, 2014 (NIS in millions)	Cost for completion (NIS in millions)	Area (square meters in thousands)
FCR	13	3,864	367	271
EQY	6	177	87	37
CTY	3	267	730	42
ATR	2	169	246	24

	24	4,477	1,430	374

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

5)	Material events during the reporting period

Equity issuances

A.	For details regarding an equity issuance by the Company for an immediate consideration of NIS 118 million, refer to Note 27c to the financial statements.

B.	On June 9, 2014, CTY closed a private offering of 77.9 million shares for a total consideration of EUR 206.4 million (EUR 2.65 per share) to CPP Investment Board European Holdings S.àr.l (“CPPIBEH”), a wholly-owned subsidiary of Canada Pension Plan Investment Board (the “Private Offering”). As a result of the Private Offering, the Company’s holding interest in CTY fell to 41.9%. In addition, the Company entered into an agreement with CPPIBEH that prescribes arrangements for the appointment of directors to the Board of CTY and undertook to grant CPPIBEH a tag-along right in the event of a sale of CTY shares under certain conditions.

Moreover, on July 8, 2014, CTY closed a rights issuance of 74.2 million shares to all its shareholders (the “Rights Issuance”), in a total amount of EUR 196.5 million (EUR 2.65 per share). Within the framework of the Rights Issuance, the Company acquired 33.0 million CTY shares for a consideration of EUR 87.6 million (NIS 411 million). Following the Rights Issuance, the Company’s interest in CTY amounts to 42.2%. For additional information, refer to Note 9f4 to the financial statements.

C.	For details regarding an equity issuance made by FCR in the amount of C$ 100 million, and the Company’s participation in the aforesaid equity issuance, refer to Note 9e5 to the financial statements.

D.	For details regarding an equity issuance made by EQY in the amount of U.S.$ 105 million, and the Company’s participation in the aforesaid equity issuance, refer to Note 9d5 to the financial statements.

Financing activity

E.	For details regarding debt issuances by FCR in the amount of C$ 510 million by way of debentures, refer to Note 20c to the financial statements.

F.	For details regarding a debt issuance by the Company in the amount of NIS 445 million by way of expanding a listed series of debentures (Series L), refer to Note 20bl to the financial statements.

G.	For details regarding a debt issuance by ATR in the amount of EUR 350 million by way of unsecured debentures, refer to Note 9c5 to the financial statements.

H.	For details regarding a debt issuance by CTY in the amount of EUR 350 million by way of unsecured debentures, refer to Note 20d1 to the financial statements.

Other events

I.	In the Reporting Period, ProMed sold 12 medical office buildings for a consideration of U.S.$ 405 million (NIS 1.4 billion), before tax and transaction costs.

J.	In July 2014, the S&P rating agency upgraded CTY’s long-term credit rating from BBB- to BBB, with a stable outlook.

In July 2014, the Moody’s rating agency upgraded CTY’s long-term credit rating from Baa3 to Baa2, with a stable outlook.

K.	On August 14, 2014, the S&P Maalot rating agency reaffirmed the credit rating of all the outstanding series of debentures of the Company at a rating level of ‘ilAA-‘, with a stable outlook.

On October 19, 2014, the Midroog rating agency reaffirmed the credit rating of all the outstanding series of debentures of the Company at a rating level of ‘Aa3’, with a stable outlook.

L.	For details regarding motions for class actions that have been filed against the Company, Gazit Development, Dori Group, Dori Construction and others, refer to Note 26d3 to the financial statements.

M.	For details of a loan extended to Gazit Development for investment in Dori Group, refer to Note 9g to the financial statements.

N.	For details regarding the Company’s purchase of 3.5 million CTY shares, in an amount of EUR 8.8 million, refer to Note 9f5 to the financial statements.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

O.	For details regarding the Company’s purchase of 5.3 million ATR shares, in an amount of EUR 20.7 million, refer to Note 9c5 to the financial statements.

P.	For details regarding Gazit Development’s issuance of 4.7 million warrants, by means of a rights offering, and the exercise of the warrants issued to the Company, refer to Note 9h to the financial statements.

6)	Dividend Distribution Policy

Pursuant to the Company’s policy, the Company announces at the end of each year the anticipated dividend for the following year. In November 2014, the Company announced that the dividend to be declared in 2015 would not be less than NIS 0.46 per share per quarter (NIS 1.84 per share on an annualized basis), instead of the dividend policy announced in November 2013, pursuant to which an amount of NIS 0.45 per share per quarter (NIS 1.80 per share on an annualized basis) has been distributed.

The above is subject to the existence of sufficient distributable income at the relevant dates and is subject to the provisions of any law relating to dividend distributions and to decisions that the Company is permitted to take. This includes the appropriation of its income for other purposes and the revision of this policy.

The Company’s dividend growth in the years 1999-2015 is shown in the graph below:

Agurot per share

(100 Agurot = NIS 1)

*)	Projected, assuming the decision of the Company’s Board of Directors regarding the dividend distribution rate for 2015 is applied as stated above.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

7)	Financial Position

Current assets

Current assets, as of December 31, 2014, total NIS 3.9 billion, compared with NIS 4.0 billion as of December 31, 2013.The reduction in current assets is due mainly to the decrease in the balance of cash as a result of it being used for the Group’s operating activities; this was offset by the classification of properties by FCR, Gazit Development and ProMed as assets held for sale in a higher total amount than at the end of 2013.

Equity-accounted investees

The balance of equity-accounted investees amounted to NIS 6,213 thousand as of December 31, 2014, compared with NIS 5,907 thousand as of December 31, 2013. The balance of this item as of December 31, 2014 comprises mainly an investment in 155 million ATR shares in the amount of NIS 4,079 million, compared with an investment in 149 million ATR shares in the amount of NIS 4,277 million as of December 31, 2013. Additionally, the balance comprises investments in investment property, in FCR’s, CTY’s and EQY’s books, made through joint ventures, as well as an investment by Dori Group in Dorad Energy Ltd. and in Ronson Europe N.V. The increase in the balance of equity-accounted investees in the Reporting Period is due mainly to FCR’s investment in a joint venture that acquired investment property from FCR. The aforesaid increase was offset by a decrease in the investment in ATR as a result of ATR’s loss in 2014, and the dividend distributed by ATR.

Financial derivatives

The balance of financial derivatives arises mainly from cross-currency swap transactions, performed as part of the Group’s policy to maintain as close a correlation as possible between the currency in which properties are acquired and the currency in which the liabilities to finance the acquisition of those properties are incurred (on a proportionate consolidation basis), and are presented at fair value. As of December 31, 2014, financial derivatives amounted to NIS 288 million, compared with NIS 769 million as of December 31, 2013. The decrease is due mainly to unwinding of some of the swap transactions in a total amount of NIS 334 million (immediately after the unwinding of these transactions, the Company entered into new hedging transactions) and to a loss from the devaluation of the financial derivatives to their fair value in the Reporting Period, which was mainly affected by the changes in currency exchange rates of the U.S. Dollar, the Canadian Dollar, the Euro and the Brazilian Real against the New Israeli Shekel and by the change in the interest curves of the aforesaid currencies.

Investment property and investment property under development

Investment property and investment property under development (including assets held for sale that are presented under current assets), as December 31, 2014, amounted to NIS 59.3 billion, compared with NIS 56.4 billion as of December 31, 2013.

The increase in these balances in 2014 is due to the change in currency exchange rates (the U.S. Dollar, the Canadian Dollar and the Euro against the New Israeli Shekel) in an amount of NIS 2.3 billion, to the acquisition of income-producing properties, the development of new properties and redevelopment of existing properties at a total cost of NIS 3.3 billion and to adjustments to the fair value of investment property and investment property under development in an additional amount of NIS 1.1 billion. The aforesaid increase was offset by the sale of investment property not within the Company’s core business for a consideration of NIS 2.7 billion

Presented below are the average yields (%) implied in the investment property valuations (Cap rates) in the main regions in which the Group operates:

	USA	Canada	Northern and Western Europe	Central and Eastern Europe	Israel
December 31, 2014	6.1	5.8	6.1	8.0	7.2
December 31, 2013	6.5	5.9	6.3	8.2	7.5

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

Current liabilities

Current liabilities, as of December 31, 2014, totalled NIS 6.0 billion, compared with NIS 5.8 billion as of December 31, 2013. The balance is comprised primarily of current maturities of non-current liabilities in the amount of NIS 2.7 billion, compared with NIS 2.9 billion as of December 31, 2013. The increase is due mainly to the increase in credit from banks and others

As of December 31, 2014, the Group had a negative working capital balance of NIS 2.1 billion. Excluding the inventory of buildings for sale, net of advances received from apartment buyers having a projected life term of more than a year, the Group has negative economic working capital of NIS 2.3 billion. The current assets of NIS 3.9 billion, the approved unutilized long-term credit facilities of NIS 10.2 billion, as well as the cash flows provided by operating activities, are significantly greater than the amount of the current liabilities, and thus Company management believes the balance of current liabilities as of December 31, 2014 can be settled with these resources (refer also to section 3.6 below).

Non-current liabilities

Non-current liabilities, as of December 31, 2014, totaled NIS 38.1 billion, compared with NIS 39.8 billion as of December 31, 2013. The decrease in non-current liabilities is due mainly to part of the proceeds from the Group’s equity issuances being used to settle interest-bearing liabilities. The aforesaid decrease was offset by the change in currency exchange rates of the U.S. Dollar, the Canadian Dollar and the Euro against the New Israeli Shekel, which amounted to NIS 1.1 billion. In addition, in the Reporting Period, Group companies issued debentures in an amount of NIS 3.8 billion, for use in an Group’s operating activities (including for the repayment of interest-bearing liabilities to financial institutions and to others).

Equity attributable to the equity holders of the Company

Equity attributable to the equity holders of the Company, as of December 31, 2014, amounted to NIS 8,023 million, compared with NIS 7,802 million as of December 31, 2013. The increase is mainly due to an increase in capital reserves in an amount of NIS 350 million (primarily with respect to foreign currency translation adjustments of foreign operations resulting from changes in currency exchange rates of the Euro, the U.S. Dollar and the Canadian Dollar against the New Israeli Shekel), to the equity issuance by the Company for a net consideration of NIS 116 million and to the net income attributable to the equity holders of the Company amounting to NIS 73 million. The aforesaid increase was offset by the dividends declared and paid amounting to NIS 318 million.

The equity per share attributable to the equity holders of the Company as of December 31, 2014 totaled NIS 45.0 per share, compared with NIS 44.4 per share as of December 31, 2013, after a dividend distribution of NIS 1.80 per share in 2014.

Non-controlling interests

Non-controlling interests, as of December 31, 2014, amounted to NIS 17.8 billion, compared with NIS 14.6 billion as of December 31, 2013. the balance is mainly comprised of the interests of EQY’s other shareholders at a rate of 56.7% of EQY’s equity; the interests of FCR’s other shareholders at a rate of 56.0% of FCR’s equity; and also the interests of CTY’s other shareholders at a rate of 57.2% of CTY’s equity.

The Movement in non-controlling interests in 2014 is mainly due to the share of the non-controlling interests in the comprehensive income of subsidiaries amounting to NIS 1.9 billion and to issuances of the subsidiaries’ shares amounting to NIS 2.4 billion, which were countered by the interests of the other shareholders in dividends distributed by the subsidiaries amounting to NIS 0.7 billion and the acquisition of non-controlling interests by Group companies amounting to NIS 0.3 billion.

Ratio of debt to total assets

The ratio of the Group’s net interest-bearing debt to its total assets stood at 51.0% as of December 31, 2014 compared with 55.1% as of December 31, 2013.

The ratio of the Group’s interest-bearing debt to its total assets stood at 52.0% as of December 31, 2014, compared with 56.2% as of December 31, 2013.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

8)	Results of Operations

A.	Results of operations for the years 2012-2014 are as follows:

	For the year ended December 31,
	2014	2013	2012
	NIS in millions (except for per share data)
Rental income	4,913	5,146	5,249
Property operating expenses	1,584	1,689	1,705

Net operating rental income	3,329	3,457	3,544

Revenues from sale of buildings, land and construction works performed	1,357	1,672	1,760
Cost of buildings sold, land and construction works performed	1,660	1,688	1,720

Gross profit (loss) from sale of buildings, land and construction works performed	(303)	(16)	40

Total gross profit	3,026	3,441	3,584
Fair value gain from investment property and investment property under development, net	1,053	962	1,938
General and administrative expenses	(619)	(610)	(673)
Other income	55	218	164
Other expenses	(81)	(74)	(47)
Company’s share in earnings of equity-accounted investees, net	12	149	299

Operating income	3,446	4,086	5,265
Finance expenses	(2,115)	(2,185)	(2,214)
Finance income	157	549	120

Profit before taxes on income	1,488	2,450	3,171
Taxes on income	405	265	758

Net income	1,083	2,185	2,413

Attributable to:
Equity holders of the Company	73	927	901
Non-controlling interests	1,010	1,258	1,512

	1,083	2,185	2,413

Net earnings per share attributable to equity holders of the Company:
Basic net earnings	0.41	5.41	5.46

Diluted net earnings	0.39	5.35	5.25

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

The comprehensive income for the years 2012-2014:

	For the year ended December 31,
	2014	2013	2012
	NIS in millions
Net income	1,083	2,185	2,413

Other comprehensive income (loss) (net of tax effect):
Items that are or will be reclassified to profit and loss:
Exchange differences on translation of foreign operations	1,148	(2,443)	(416)
Realization of exchange differences on translation of equity-accounted foreign operation	—	—	3
Net gains (losses) on cash flow hedges	46	239	(100)
Net gains (losses) on available-for-sale financial assets	36	(4)	37

	1,230	(2,208)	(476)

Items not to be reclassified to profit or loss:
Gain (Loss) on revaluation of fixed assets in joint venture	—	(6)	10

Total other comprehensive (loss)	1,230	(2,214)	(466)

Total comprehensive income (loss)	2,313	(29)	1,947

Attributable to:
Equity holders of the Company	445	(46)	715
Non-controlling interests	1,868	17	1,232

	2,313	(29)	1,947

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

B.	Analysis of results of operations for the first quarter of 2014

Rental income

Rental income decreased by 5% to NIS 4,913 million 2014, compared with NIS 5,146 million in 2013. The decrease is due mainly to a decrease in the average exchange rates of the U.S. Dollar, the Canadian Dollar and the Euro against the New Israeli Shekel and the sale of properties in 2013 and 2014, which was offset by the initial operation of properties whose development was completed, the operation of additional properties acquired in 2013 and 2014, and growth in income from existing properties.

Assuming the average exchange rates of 2013, the rental income decreased by 1% compared with 2013.

Property operating expenses

Property operating expenses totaled NIS 1,584 million in 2014, representing 32.2% of total rental income, compared with NIS 1,689 million, representing 32.8% of total rental income, in 2013.

Net operating rental income (NOI)

Net operating rental income decreased by 4% to NIS 3,329 million in 2014 (67.8% of rental income), compared with NIS 3,457 million (67.2% of rental income) in 2013.

Assuming the average exchange rates of 2013, the net operating rental income would have been unchanged from last year.

Revenues from sale of buildings, land and construction work performed

Revenues from the sale of buildings, land and construction work performed totaled NIS 1,357 million in 2014 (revenues of NIS 1,672 million in 2013), comprising NIS 230 million from the sale of buildings and land (revenues of NIS 328 million in 2013) and NIS 1,127 million from construction work performed (revenues of NIS 1,344 million in 2013). In the corresponding period last year, revenues from the sale of buildings included for the first time revenues from FCR’s sale of buildings in the amount of NIS 103 million, compared with NIS 3 million in the Reporting Period.

The gross loss from this activity amounted to NIS 303 million in 2014, compared with a gross loss of NIS 16 million in 2013. The gross loss in 2013 is due mainly to performance of projects.

Fair value gain from investment property and investment property under development, net

The Group applies the fair value model, as prescribed in IAS 40 (Revised), Investment Property. As a result of implementing this standard, the Group recognized, in 2014, a fair value gain on its properties in a gross amount of NIS 1,053 million, compared with a gain of NIS 962 million, in 2013. The increase in the gain from investment property in 2014, compared with 2013, derives mainly from Gazit Development, ProMed and Gazit Germany and is due to a decrease in capitalization rates in 2014 compared to a stability in 2013.

General and administrative expenses

General and administrative expenses totaled NIS 619 million (9.9% of total revenues) in 2014, compared with NIS 610 million (8.9% of total revenues) in 2013. The increase in general and administrative expenses derives mainly from the increase in general and administrative expenses at EQY and FCR and is due mainly to non-recurring employment termination expenses with respect to senior employees at these companies.

Other income

Other income totaled NIS 55 million in 2014, compared with NIS 218 million in 2013. Other income in 2014 mainly comprises a gain of NIS 47 million on the bargain purchase of ATR shares on the stock exchange (in 2013, a gain of NIS 173 million on the bargain purchase of ATR shares from an investor from the CPI Group and a gain of NIS 25 million on the bargain purchase of Ronson shares by Dori Group).

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

Other expenses

Other expenses amounted to NIS 81 million in 2014, compared with NIS 74 million in 2013. The other expenses in 2014 mainly comprised a capital loss in an amount of NIS 65 million (including selling costs), at ProMed, EQY and FCR, on the sale of investment properties and the amortization of intangible asset allocated to the investment in Dori Group, in an amount of NIS 10 million.

Company’s share in earnings of equity-accounted investees

In 2014, this line item showed earnings of NIS 12 million, compared with earnings of NIS 149 million in 2013. This line item is comprised mainly of the Company’s share in ATR’s losses, in an amount of NIS 98 million (earnings of NIS 127 million in 2013). The decrease in the Company’s share in ATR’s earnings is mainly due to the fair value losses from investment property and investment property under development, which was larger in 2014 than in 2013, in a net amount of NIS 280 million (the Company’s share), which was offset by lower finance expenses in 2014 than in 2013 in an amount of NIS 22 million (the Company’s share).

In addition, earnings of NIS 121 million were recorded in the Reporting Period, mainly from the fair value gain from investment property partnerships of CTY, EQY and FCR.

Finance expenses

Finance expenses amounted to NIS 2,115 million in 2014, compared with NIS 2,185 million in 2013.

The decrease in finance expenses 2014, compared with 2013 is due mainly to the issuance of long-term debt in 2013 and 2014 at lower interest rates than the debt that was repaid in the aforesaid period, and also to the reduction in the average balance of the interest-bearing debt, which amounted to NIS 37.5 billion in the Reporting Period, compared with NIS 39.3 billion in 2013. Finance expenses in 2014 include a loss of NIS 190 million on the devaluation of financial derivatives (mainly currency swap hedging transactions) and also a loss from the early redemption of interest-bearing liabilities and financial derivatives in an amount of NIS 154 million, compared with NIS 142 million in 2013

In 2014, the finance expenses reflect average nominal annual interest of 4.8 % on the interest-bearing debt of the Company and its subsidiaries, compared with 4.9% in 2013.

Finance income

Finance income totaled NIS 157 million in 2014, compared with NIS 549 million in 2013. Finance income in 2014 is mainly comprised of a NIS 3 million gain on the revaluation of financial derivatives (in 2013 – a gain of NIS 431 million); interest income of NIS 91 million (in 2013 – income of NIS 107 million) and income of NIS 59 million from the realization of securities and dividend income (in 2013 – income of NIS 11 million), the same as in 2013.

Taxes on income

Taxes on income totaled NIS 405 million in 2014, compared with NIS 265 million in 2013. Taxes on income in 2014 are mainly comprised of deferred tax expenses of NIS 229 million (in 2013 – net deferred tax expenses of NIS 203 million). The increase in deferred taxes arises mainly from higher deferred tax expenses with respect to revaluation gains on investment property and investment property under development. The aforesaid increase was offset by a change in the Company’s expectation regarding the utilization of carryforward tax losses against gains on financial derivatives and revaluation of securities in 2013. In 2014, the Group companies’ current tax expenses totaled NIS 167 million (of which NIS 155 million is with respect to the disposal of properties), net of current tax expenses carried directly to capital reserves, compared with current tax expenses of NIS 53 million in 2013. Moreover, tax expenses of NIS 9 million were recorded in 2013, with respect to prior years, the same as in 2013.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

C.	Result of operations for 2014, by quarter, are as follows:

	Q4	Q1	Q2	Q3	Q4	Total
	2013	2014	2014	2014	2014	2014
	NIS in millions
Rental income	1,269	1,227	1,226	1,201	1,259	4,913
Property operating expenses	414	410	394	361	419	1,584

Net operating rental income	855	817	832	840	840	3,329

Revenues from sale of buildings, land and construction works performed	397	331	272	411	343	1,357
Cost of buildings sold, land and construction works performed	477	438	413	427	382	1,660

Gross loss from sale of buildings, land and construction works performed	(80)	(107)	(141)	(16)	(39)	(303)

Total gross profit	775	710	691	824	801	3,026
Fair value gain from investment property and investment property under development, net	436	25	241	88	699	1,053
General and administrative expenses	(160)	(147)	(149)	(146)	(177)	(619)
Other income	31	4	1	3	47	55
Other expenses	(19)	(5)	(16)	(28)	(32)	(81)
Company’s share in earnings (losses) of equity- accounted investees, net	(17)	78	34	87	(187)	12

Operating income	1,046	665	802	828	1,151	3,446
Finance expenses	(453)	(379)	(566)	(591)	(794)	(2,115)
Finance income	171	120	157	30	65	157

Income before taxes on income	764	406	393	267	422	1,488
Taxes on income	103	92	94	66	153	405

Net income	661	314	299	201	269	1,083

Attributable to:
Equity holders of the Company	224	157	146	(13)	(217)	73
Non-controlling interests	437	157	153	214	486	1,010

	661	314	299	201	269	1,083

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

D.	The comprehensive income for 2014, by quarter, are as follows:

	Q4	Q1	Q2	Q3	Q4	Total
	2013	2014	2014	2014	2014	2014
	NIS in millions
Net income	661	314	299	201	269	1,083

Other comprehensive income (loss) (net of tax effect):
Items that are or will be reclassified to profit and loss:
Exchange differences on translation of foreign operations	(722)	(213)	(216)	730	847	1,148
Gains (losses) on cash flow hedges	1	(21)	33	52	(18)	46
Gains (losses) on available-for-sale- financial assets	(14)	4	32	(3)	3	36

Total other comprehensive income (loss)	(735)	(230)	(151)	779	832	1,230

Total comprehensive income (loss)	(74)	84	148	980	1,101	2,313

Attributable to:
Equity holders of the Company	(110)	91	34	200	120	445
Non-controlling interests	36	(7)	114	780	981	1,868

	(74)	84	148	980	1,101	2,313

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

E.	Analysis of results of operations for the fourth quarter of 2014

Rental income

Rental income decreased by 1% to NIS 1,259 million in the fourth quarter of 2014, compared with NIS 1,269 million in the corresponding quarter last year. The decrease is due mainly to the sale of properties in 2014; the aforesaid decrease was offset by the initial operation of properties whose development was completed, the operation of additional properties acquired in 2014, and growth in income from existing properties.

Property operating expenses

Property operating expenses totaled NIS 419 million in the fourth quarter of 2014, representing 33.3% of total rental income, compared with NIS 414 million, representing 32.6% of total rental income, in the corresponding quarter last year.

Net operating rental income (NOI)

Net operating rental income decreased by 2% to NIS 840 million in the fourth quarter of 2014 (66.7% of rental income), compared with NIS 855 million (67.4% of rental income) in the corresponding quarter last year. The decrease in net operating rental income is due to the same reasons that explain the decrease in rental income, as stated above.

Revenues from sale of buildings, land and construction work performed

Revenues from the sale of buildings, land and construction work performed totaled NIS 343 million in the fourth quarter of 2014 (revenues of NIS 397 million in the corresponding quarter last year), comprising NIS 68 million from the sale of buildings and land (revenues of NIS 91 million in the corresponding quarter last year) and NIS 275 million from construction work performed (revenues of NIS 306 million in the corresponding quarter last year).

The gross loss from this activity amounted to NIS 39 million in the fourth quarter of 2014, compared with a gross loss of NIS 80 million in the corresponding quarter last year.

Fair value gain from investment property and investment property under development, net

The Group applies the fair value model, as prescribed in IAS 40 (Revised), Investment Property. As a result of implementing this standard, the Group recognized, in the fourth quarter of 2014, a fair value gain on its properties in a gross amount of NIS 699 million, compared with a gain of NIS 436 million, in the corresponding quarter last year. The gain from investment property and investment property under development in the fourth quarter of 2014 derives mainly from EQY and Gazit Development, and is mainly to a larger decrease in capitalization rates and an improvement in cash flow during the fourth quarter of 2014 compared with the corresponding quarter last year.

General and administrative expenses

General and administrative expenses totaled NIS 177 million (11.0% of total revenues) in the fourth quarter of 2014, compared with NIS 160 million (9.6% of total revenues) in the corresponding quarter last year. The increase in general and administrative expenses derives mainly from FCR and is due mainly to non-recurring employment termination expenses with respect to senior employees.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

Other income

Other income totaled NIS 47 million in the fourth quarter of 2014, due mainly to a gain of NIS 47 million on the bargain purchase of ATR shares on the stock exchange, compared to income of NIS 31 million in the corresponding quarter last year, due mainly to a gain of NIS 25 million on the bargain purchase of additional Ronson shares by Dori Group.

Other expenses

Other expenses amounted to NIS 32 million in the fourth quarter of 2014, compared with NIS 19 million in the corresponding quarter last year. Other expenses were due mainly to a capital loss (including selling costs) at, FCR and EQY on the disposal of properties, in an amount of NIS 17 million and the amortization of of an intangible assets allocated to the investment in Dori Group, in an amount of NIS 10 million.

Company’s share in earnings of equity-accounted investees, net

In the fourth quarter of 2014, this line item amounted to a loss of NIS 187 million (a loss of NIS 17 million in the corresponding quarter last year) and is comprised mainly of the Company’s share in ATR’s loss, in the amount of NIS 212 million (a loss of NIS 13 million in the corresponding quarter last year). The increase in the Company’s share in ATR’s loss is mainly due to the devaluation of investment property and investment property under development which was larger in the fourth quarter of 2014 than in the corresponding quarter last year, in a net amount of NIS 183 million (the Company’s share); this was offset by lower finance expenses in the fourth quarter of 2014, than in the corresponding quarter last year, in an amount of NIS 18 million (the Company’s share). In addition, earnings of NIS 37 million were recorded with respect to profits of partnerships of CTY, FCR and EQY.

Finance expenses

Finance expenses amounted to NIS 794 million in the fourth quarter of 2014, compared with NIS 453 million in the corresponding quarter last year. Finance expenses in the fourth quarter of 2014 include a loss of NIS 338 million on the devaluation of financial derivatives (mainly currency swap hedging transactions) and also a loss from the early redemption of interest-bearing liabilities and financial derivatives in an amount of NIS 24 million; excluding the aforesaid expenses, finance expenses decreased in the fourth quarter of 2014, compared with the corresponding quarter last year by NIS 21 million. The aforesaid decrease is due mainly to the reduction in the average balance of the interest-bearing debt, which amounted to NIS 36.7 billion in the fourth quarter of 2014, compared with NIS 38.5 billion in the corresponding quarter last year.

In the fourth quarter of 2014, finance expenses reflect average nominal annual interest of 4.8% on the interest-bearing debt of the Company and its subsidiaries, compared with 4.7% in the corresponding quarter last year.

Finance income

Finance income totaled NIS 65 million in the fourth quarter of 2014, compared with NIS 171 million in the corresponding quarter last year. Finance income in the corresponding quarter last year is mainly comprised of a NIS 142 million gain on the revaluation of financial derivatives, compared with a loss on the devaluation of financial derivatives in the fourth quarter of 2014, as referred to above. Finance income in the fourth quarter of 2014 is mainly comprised of interest income of NIS 27 million (in the corresponding quarter last year – income of NIS 26 million) and income of NIS 32 million from the realization of securities and dividend income (in the corresponding quarter last year – income of NIS 2 million).

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

Taxes on income

Taxes on income totaled NIS 153 million in the fourth quarter of 2014, compared with NIS 103 million in the corresponding quarter last year. Taxes on income in the fourth quarter of 2014 include deferred tax expenses of NIS 100 million (in the corresponding quarter last year – expenses of NIS 82 million). The increase in deferred tax expenses arises mainly from higher deferred tax expenses with respect to revaluation gains on investment property in the fourth quarter of 2014 compared with the corresponding quarter last year, which was offset as a result of a change in the Group’s expectation with regard to the accumulation and utilization of carryforward tax losses. In the fourth quarter of 2014, the Group companies recorded current tax expenses in an amount of NIS 43 million (of which NIS 55 million is with respect to the disposal of properties), net of current tax expenses carried directly to capital reserves, compared with current tax expenses of NIS 21 million in the corresponding quarter last year. Moreover, tax expenses of NIS 10 million were recorded in the fourth quarter of 2014, with respect to prior years.

3.6	Liquidity and Sources of Finance

The Group has a policy of maintaining an adequate level of liquidity that enables the pursuit of business opportunities in its activities, as well as flexibility in accessibility to sources of finance.

The sources of the Group’s liquid assets are cash generated from its income-producing properties, credit facilities, mortgages and long-term loans and raisings of debentures, convertible debentures and equity. The Group uses these liquid sources for the acquisition, development and redevelopment of income-producing properties, the settlement of liabilities, investments in investees, other investments and the payment of dividends.

The liquid assets available to the Company and its subsidiaries, including short-term investments, totaled NIS 1.3 billion as of December 31, 2014, and NIS 1.6 billion at the end of 2013. In addition, as of December 31, 2014, the Company and its subsidiaries have unutilized approved long-term credit facilities available for immediate drawdown of NIS 10.2 billion, compared with NIS 8.0 billion as of December 31, 2013.

As of December 31, 2014, the Company and its subsidiaries have unutilized approved long-term credit facilities available for immediate drawdown and liquid balances totaling NIS 11.5 billion (NIS 3.7 billion in the Company and wholly-owned subsidiaries). In addition, as of December 31, 2014, a jointly-controlled company presented according to the equity method has a cash balance totaling NIS 2.0 billion.

As of December 31, 2014, the Company and its subsidiaries also have unencumbered investment property and investment property under development, which is carried in the books at its fair value of NIS 44.4 billion (74.6% of the total investment property and investment property under development). In addition, as of December 31, 2014, a jointly-controlled company presented according to the equity method has unencumbered investment property and investment property under development which is carried in the books at its fair value of NIS 9.2 billion.

As of December 31, 2014, the Company had negative economic working capital16 of NIS 2.3 billion according to its consolidated financial statements. However, the Company has at its disposal, on a consolidated and on an expended solo basis (including wholly-owned subsidiaries), approved long-term credit facilities, which are available for immediate drawdown, amounting to NIS 10.2 billion and NIS 3.2 billion, respectively. In line with Group policy, the Group customarily finances its activities through revolving credit facilities, and raises equity and long-term debt from time to time, in accordance with the market conditions. The Company’s Board of Directors has examined the existence of the negative economic working capital as aforesaid and has determined that, in light of the scope of the above sources that are available to the Group and to the Company, its existence is not sufficient to indicate that the Company or the Group has a liquidity problem.

[16]	Excluding the inventory of buildings for sale having a projected realization date of more than a year, in a net amount of NIS [174] million from the negative accounting working capital of NIS 2,079 million; refer also to section 18 of the “Description of the Company’s Business” of the Periodic Report.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

In addition, as of December 31, 2014, the Company has, according to its separate financial statements, continuous negative cash flows from operating activities. This, together with negative working capital, constitutes a warning sign according to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970, which consequently requires a disclosure be made regarding the forecasted cash flows, which is attached as Appendix C of the Directors’ Report.

During the Reporting Period, the Company presented forecasted cash flows as a result of continuous negative cash flows from operating activities together with negative working capital according to its separate financial statements as of March 31, 2014, June 30, 2014 and September 30, 2014. In accordance with the Israeli Securities Regulations (Periodic and Immediate Reports), 1970, the Company is required to disclose a comparison table of the forecasted cash flows, as presented in the Directors’ Report for the period ended March 31, 2014, with the actual cash flows, which is attached as Appendix D of the Directors’ Report.

3.7	Cash flows

Cash inflows from operating activities in 2014 totaled NIS 1,026 million, compared with NIS 1,189 million in 2013. The decrease in the operating cash flows is mainly due to negative cash flows from activity in the field of construction work being higher than in 2013.

In 2014, the activities of the Company and its subsidiaries were funded by means of the issuance of equity in an amount of NIS 2,483 million, by means of the issuance of debentures and convertible debentures in a net amount of NIS 2,484 million, by means of unwinding of hedging transactions (principal) totaling NIS 243 million, and by means of collection of long-term loans granted in a net amount of NIS 170 million. The proceeds from the above sources were used primarily for the acquisition and development of new investment property in a net amount of NIS 622 million, for the repayment of loans and credit facilities in a net amount of NIS 4,529 million, for the payment of dividends by Group companies in an amount of NIS 1,057 million and for investments in investees in a net amount of NIS 605 million.

3.8	Repurchase Program

On September 13, 2011, the Company’s Board of Directors approved a program to repurchase Company debentures. Pursuant to the repurchase program, as updated from time to time, and most recently on August 31, 2014, the Company may purchase debentures of the outstanding series in the par value amount of NIS 100 million. The program is in effect until August 31, 2015. Acquisitions will be made under the program from time to time and at the discretion of the Company’s management. As of December 31, 2014 and immediately prior to the publication date of this report, the Company had repurchased debentures with a par value of NIS 5.5 million under the aforementioned program (since September 13, 2011).

4.	Reporting of Exposure to Market Risks and their Management

4.1.	The individuals responsible for managing and reporting the Company’s market risks are the President and the Senior Executive Vice President and CFO of the Company. (for related details, refer to Regulation 26A in the “Additional Details about the Company” chapter).

4.2.	For details regarding the market risks to which the Company is exposed, refer to Note 37a to the financial statements.

4.3.	The Company’s policies for risk management are as follows:

1)	The Group has a policy of maintaining a high level of liquidity that is aimed at enabling it to take advantage of business opportunities in its fields of operation and to service its debts, which are spread over a large number of years, even during times of crisis in the equity and debt markets.

2)	The Group companies employ local experts in the field of property management, development and acquisition, who monitor, on a regular basis, developments in the various markets in which the Group operates.

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DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

3)	The Group primarily manages and hedges the economic risks to which it is exposed. As in the past, the Company maintains a high correlation between the way of apportioning its properties between the various currencies and the way of apportioning its equity between those currencies, other than the Shekel. Management regularly evaluates the linkage bases report and takes appropriate action in accordance with exchange rate fluctuations. It also conducts occasional hedging transactions to manage the currency exposure. For details regarding the scope of the Company’s exposure to each of the currencies to which it is exposed (the Euro, the U.S. Dollar, the Canadian Dollar, the NIS and the Brazilian Real), with respect to which linkage basis and cross-currency swaps have been transacted and loans taken in the various currencies, and regarding the scope of the remaining exposure after transacting cross-currency swaps, as of December 31, 2014, refer to the table attached as Appendix A of the Directors’ Report.

4)	The Group raises debt in various capital markets and by means of various instruments in accordance with the Group’s requirements and market conditions. Generally, the Company’s policy is to raise debt with a long-term maturity bearing fixed interest, although such debt is usually a more expensive alternative than debt with a short-term maturity, with the aim of maintaining maximum financial flexibility so as to reduce exposure to sharp changes in variable interest. Likewise, the Group maintains a ratio of variable interest debt to fixed interest debt, including by means of swap transactions where fixed interest is exchanged for variable interest and vice versa. Among the Group’s considerations is to strive to maintain a debt structure that will align with the property management strategy, which is largely related to the mix of tenants and the construction status of properties under development, for the reasons detailed below. In the Company’s estimation, tenants whose leases have a relatively short term to maturity (in contrast to anchor tenants whose leases have long terms to maturity) are in the majority of cases more vulnerable during periods of recession or economic uncertainty. Based on past experience, the Company estimates that during such periods short-term interest rates are generally likely to fall (during periods of economic crisis, policy makers tend to adopt an expansionary monetary policy by means of reducing interest in order to stimulate renewed growth in their economies). Therefore, as a general rule, the Company attempts to achieve a certain (though not absolute) alignment between the scope of its income from tenants with these characteristics and the scope of the Group’s variable interest-bearing debt, whereby the more the risks associated with this kind of tenant materialize, the greater will be the degree of flexibility enjoyed by the Company in interest terms and lower interest rates during such periods. A similar principle is applied with regard to properties under construction. Through to the time of signing a binding contract with tenants, Company management prefers to take on debt bearing variable interest, thereby giving the Company greater flexibility (while, once lease agreements have been entered into that provide the Group with a relatively assured cash flow, the Company generally prefers funding at fixed interest).

5)	During 2014, no changes occurred in the Company’s market risks management policy.

4.4.	As to the reports on linkage bases and the derivatives portfolio, refer to Note 37f to the financial statements. As to the sensitivity analysis, refer to Appendix F of the Directors’ Report.

4.5.	Changes in foreign currency exchange rates – From January 1, 2014 through December 31, 2014, the New Israeli Shekel devalued against the U.S. Dollar and the Canadian Dollar by 12.0% and 2.9%, respectively, and appreciated against the Euro and the Brazilian Real by 1.2%, and 1.8%, respectively. With regard to the effect of exchange rates changes on the Company’s equity, as of December 31, 2014, refer to Appendix A of the Director’s Report. In addition, from December 31, 2014 until immediately prior to the date of approval of this report, the New Israeli Shekel devalued against the U.S. Dollar by 3.3%, and appreciated against the Canadian Dollar, the Euro and the Brazilian Real by 7.4%, 4.8% and14.2%, respectively.

In addition, some of the Company’s liabilities (primarily with respect to operations in Israel) are linked to changes in the Israeli consumer price index. From January 1, 2014 through December 31, 2014, the (known) consumer price index fell by 0.1%. As to the effect of changes in the consumer price index on the equity of the Company as of December 31, 2014, 2013, refer to Note 37f to the financial statements. In addition, from December 31, 2014 until immediately prior to the date of approval of this report, the (known) consumer price index increase by 1.6%.

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DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

4.6.	Inspection methods and policy implementation:

On an ongoing daily basis, the persons responsible for market risk management examine the need to update the Company’s actions with regard to market risk management, and the Company’s management discusses major issues relating to market risk management on a weekly basis (while, in light of the Company’s policy on the topic detailed above, no concrete, quantitative limits have been set on the actions of the persons responsible for market risk management). The Board of Directors approves major aspects of market risk management policy once a quarter in the Directors’ Report (and, in the same manner, future changes, if any, in the policy on this topic will require the approval of the Board of Directors). Moreover, from time to time, the directors hold separate meetings at which the Company’s market risks in their entirety and how to mitigate them are discussed.

4.7.	During the period from January 1, 2014 through the date of approval of the financial statements, the individuals responsible for reporting and managing the Company’s market risks (the Company’s President and its Senior Executive Vice President and CFO) have held and continue to hold regular weekly discussions concerning the exposure to market risks, including changes in exchange rates and interest rates. Furthermore, during the above period, the Company’s Board of Directors discussed the said risks and the Company’s policy regarding them during the meetings at which the financial statements as of December 31, 2013, March 31, 2014, June 30, 2014, September 30, 2014 and December 31, 2014 were approved and also at the meeting held on December 28, 2014.

As of December 31, 201417 and December 31, 2013, the economic exposure of the equity attributable to the equity holders of the Company to the various currencies is distributed as follows:

December 31, 2014

December 31, 2013

[17]	Refer to Appendix A of the Directors’ Report.

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DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

5.	Corporate Governance Aspects

5.1.	Donations

The Group considers itself bound to concern itself with and to assist the communities in which it operates, in accordance with the social investment policy approved by the Company’s management.

In 2014, the Group made donations to a variety of projects in the fields of education, culture, welfare and health in the various countries in which the Company operates. The majority of the social investment was directed to the education field, as described below:

A.	Initiative for “Supporting the South” – 2014 was the second operating year of “Supporting the South”.

During the year, the Company invested NIS 7 million in this initiative that is supporting the education systems of periphery towns in the Negev, among them: Mitzpe Ramon, Yeruham, Dimona, Ofakim, Netivot, Sderot, Rahat, Kiryat Gat, Kiryat Malakhi and Arad. Within this framework, the Company assisted in funding the operation of youth centers, awarded scholarships to 115 students, and provided support to 10 primary schools and 10 high schools.

In 2014, the Company inaugurated the “Yeruham – City of Education” initiative, through which a comprehensive community program is being implemented whose aim is to bring about a quantum leap in the Yeruham education system, which should also be sustainable.

The support for the education systems was provided in cooperation with the southern administrative district of the Ministry of Education, the local authorities and professional bodies. In addition, the Company has undertaken to support educational projects within the framework of this initiative, in an additional amount of NIS 4.5 million, until the end of the 2015 school year (August 2015). As of the report publication date, some of the said support has been provided in practice.

B.	The Gazit-Globe Real Estate Institute – The Company has established and supports a real estate research institute in the Interdisciplinary Center (IDC) Herzliya, Israel.

In 2014, the Institute held academic conventions on the following topics: housing and local authorities, real estate financing and housing prices in Israel. The Institute has continued publishing a quarterly index which determines the rate of increase in housing prices, has supported academic research and has held an advanced real estate management course.

The Company has pledged to donate a total amount of U.S.$ 2.9 million through 2018 to the Interdisciplinary Center for the Gazit-Globe Real Estate Institute.

C.	Communal involvement – The Group supports a variety of social organizations in the fields of welfare, health, culture, assistance to soldiers, Diaspora Jews and the environment. In the Reporting Period, the Company continued its “adoption” of a battalion of front-line conscripts within the framework of the “Adopt a Front-Line Soldier” Project; it also continued to support “Etgarim: Israel Association for the Disabled”, the “Larger than Life” association that helps children with cancer and many other organizations. In addition, the Company supported summer camps for children and teenagers from families who cannot afford the cost.

During “Operation Protective Edge” in the summer of 2014, the Company supported efforts to give a recreational break to children from settlements in the South and also a respite to soldiers involved in the conflict.

D.	In addition to the donations, Company employees take part in voluntary activities, through “A Different Lesson”, “Etgarim”, “Larger than Life” and other programs. In 2014, the number of volunteer hours of Company employees increased substantially.

In 2014, the Group’s donations amounted to NIS 10.9 million.

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DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

5.2.	Disclosure Concerning the Company’s Internal Auditor

The Company’s internal auditor:

On October 31, 2012, Mr. Izchak Naftalin began to serve as the Company’s internal auditor. Mr. Naftalin holds a Bachelor’s degree in Business Administration and is a partner of Fahn Kanne Control Management Ltd.

Is the internal auditor an employee of the Company or a person who provides internal audit services on behalf of an outside party?

The internal auditor provides internal audit services within the framework of an outside service provider, through the company Fahn Kanne Control Management Ltd.

Legal requirements met by the internal auditors:

The internal auditor meets the requirements of Section 146(b) of the Companies Law and Section 8 of the Internal Audit Law.

Holding of securities of the Company or of a related entity:

As of the date of this report, neither the internal auditor nor any of his employees held securities of the Company or of any related entity.

The internal auditor’s relationship with the Company or with a related entity:

The internal auditor also serves as the internal auditor of Norstar Holdings, Inc., the controlling shareholder of the Company, although, in the opinion of the Company and the internal auditor, this does not give rise to a conflict of interests with his role as internal auditor of the Company. In addition, in February 2015, the internal auditor was appointed to also be the internal auditor of Dori Group.

Other duties of the internal auditor within the Company:

Apart from his duties as the internal auditor of the Company, the internal auditor is not otherwise engaged by the Company and does not provide it with any other services.

Other duties of the internal auditor outside the Company:

The internal auditor serves as a partner of the firm of Fahn Kanne Control Management Ltd., which provides internal audit services, internal control services, etc. to companies and various other bodies.

Method of the internal auditor’s appointment:

Mr. Naftalin was appointed as the Company’s internal auditor pursuant to a resolution of the Company’s Board of Directors dated October 30, 2012 (in accordance with the recommendation of the Company’s Audit Committee dated October 28, 2012).

Identity of the person to whom the internal auditor reports within the organization:

Within the organization, the internal auditor reports to the President of the Company.

The internal auditor’s work program:

The internal auditor’s annual work program for 2014 is based on a risks survey that was carried out in the second half of 2013. The program took into account the subjects examined and expected to be examined over the years in accordance with a three-year program. The program was determined in coordination with the Audit Committee of the Board of Directors and the Company’s management. The work program was discussed and approved by the Audit Committee.

The annual audit program reflects the activities of the private companies that are owned by the Company, in Israel and overseas, and the order of priorities for the subjects according to their importance and urgency, as determined by the Audit Committee on the recommendation of the internal auditor. The work program may be altered with the approval of the Audit Committee.

Examination of the Company’s material transactions during 2014 by the internal auditor:

In the reporting year, the internal auditor conducted an examination of material transactions, including transactions with interested parties and controlling shareholders, as defined in the Companies Law.

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DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

Overseas audit and audit of investees:

Private subsidiaries – The audit reports also relate to the Company’s private subsidiaries, both in Israel and overseas.

In 2014, the internal auditor examined the operations of the following private companies – Gazit Development, ProMed, Gazit Germany and Gazit Brazil, this being in accordance with the work program approved by the Company’s Audit Committee.

Public subsidiaries – With regard to the audit of the Company’s public subsidiaries that are listed overseas, such entities are subject to the restrictions of the law to which they are subject. With regard to the internal audit activity at EQY (in the United States), FCR (in Canada) and CTY and ATR (in Europe), other internal auditors function at these companies. The internal auditors at these companies operate in accordance with a work program determined for them by the relevant authorized organs of the companies and also work in conformity with professional international internal auditing standards. With regard to the internal audit of Dori Group, a subsidiary of the Company listed on the TA Stock Exchange, and subsidiaries of Dori Group, the activity is performed by another internal auditor in accordance with the provisions of the Internal Audit Law, 1992 and the provisions of the Companies Law, and in conformity with professional international internal auditing standards.

Scope of the internal auditor’s engagement:

The scope of the internal auditor’s engagement varies in accordance with the annual audit program; in 2014, 2,400 hours were spent on audit work activity, in accordance with the breakdown presented in the table below.

Work hours
Internal audit in Israel	1,700 hours
Internal audit of the Company’s overseas private subsidiaries	700 hours

Total	2,400 hours

The number of the auditor’s work hours was set at 2,400 hours, based on the audit subjects that were determined for examination in 2014. The same number of internal audit hours as in 2013. It should be noted that the scope of the internal auditor’s engagement is flexible, meaning that, as 2014 progressed and as the various audit reports were discussed, the Audit Committee was empowered to permit the internal auditor to increase the number of audit hours that had been decided upon at the outset in the annual audit program.

The professional standards in accordance with which the internal auditor performs his audit:

The audit is performed in conformity with professional international standards generally accepted for internal audit. To the best of the Company’s knowledge, the internal auditor has complied with the requirements prescribed in the aforesaid standards.

Freedom of access for the internal auditor:

With regard to the information and documents of the Company and the Company’s private subsidiaries in Israel and overseas, the internal auditor is given free access to all IT systems of the aforesaid companies, including financial data.

Reports of the internal auditor:

The dates when written reports of the internal auditor’s findings were submitted to the Audit Committee and when the above reports were discussed by the Audit Committee, are as follows:

a.	In March 2014, the internal auditor submitted an audit report on the subject: “Transactions with Interested Parties” at the Company.

b.	In July 2014, the internal auditor submitted an audit report on the subject: “Internal Enforcement” at the Company.

c.	In July 2014, the internal auditor submitted an audit report on the subject: “Examination of Proper Use of the Company Plane” at the Company.

d.	In July 2014, the internal auditor submitted an audit report on the subject: “Employee Options Management” at the Company.

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DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

e.	In July 2014, the internal auditor submitted an audit report on the subject: “Budget Management” at the Company.

f.	In August 2014, the internal auditor submitted an audit report on the subject: “Collection Management” at Gazit Development.

g.	In August 2014, the internal auditor submitted an audit report on the subject: “Centers Management” at Gazit Development.

h.	In August 2014, the internal auditor submitted an audit report on the subject: “Procurements and Engagements” at Gazit Development.

i.	In November 2014, the internal auditor submitted an audit report on the subject: “Insurance Portfolio Management”. at the Company.

j.	In November 2014, the internal auditor submitted an audit report on the subject: “General Management Study” at Gazit Brazil.

k.	In November 2014, the internal auditor submitted an audit report on the subject: “Implementation of Recommendations from Security of Means of Payment Audit Report” at Gazit Development.

l.	In November 2014, the internal auditor submitted an audit report on the subject: “Implementation of Recommendations from Employees’ Salaries Audit Report” at Gazit Development.

m.	In November 2014, the internal auditor submitted an audit report on the subject: “Implementation of Recommendations from Ensuring Rights of Contractor’s Employees Audit Report” at Gazit Development.

n.	In December 2014, the internal auditor submitted an audit report on the subject: “Expense Reimbursement for Officers and Executives”.

o.	In December 2014, the internal auditor submitted an audit report on the subject: “Implementation of Recommendations from Budget Management Audit Report” at the Company.

p.	In December 2014, the internal auditor submitted an audit report on the subject: “Salaries and Insurance” at Gazit America.

q.	In December 2014, the internal auditor submitted an audit report on the subject: “Implementation of Recommendations from General Review, Financing and Loans Survey Audit Report” at Gazit Germany.

r.	In December 2014, the internal auditor submitted an audit report on the subject: “Control Risks Study – Update” at the Company.

The Audit Committee discussed the reports referred to above during the course of its meetings on March 20, 2014, May 21, 2014, August 28, 2014, November 18, 2014 and December 31, 2014.

Opinion of the Company’s Board of Directors concerning the internal auditor’s activities:

In the opinion of the Company’s Board of Directors, the scope, nature, continuity of the internal auditor’s activities and his work program are reasonable in light of prevailing circumstances and are sufficient to attain the internal audit objectives of the Company.

Remuneration of the internal auditor:

The internal auditor’s fees are determined based on the number of work hours actually invested in performing his assignments, within the framework of a budget approved in advance by the Company’s Audit Committee. In the Company’s opinion, the payment of such remuneration does not influence the professional judgment exercised by the internal auditor.

5.3.	Professional Fees of the Independent Auditors

Independent auditors of the Company: Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global).

The professional fees of the independent auditors that audit the financial statements of the Company and the Company’s subsidiaries are as follows:

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DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

A.	Ernst & Young in Israel (the Company and wholly-owned subsidiaries of the Company as well as Gazit Development and Dori Group:

	For the year ended December 31
	2014	2013	2014	2013
	NIS in thousands		Hours
Fees for audit and related services	6,062	5,818	18,625	19,801
Fees for consulting and tax services	1,077	1,988	1,760	3,386

Total	7,139	7,806

Starting in 2013, the data includes the fees and hours billed with respect to the Company’s wholly-owned subsidiaries in Canada (Gazit Canada Inc., Gazit 2003 Inc., Gazit America). Also, with respect to the Company’s wholly-owned subsidiaries in the United States (MGN, ProMed), and Gazit Germany, the data include the fees and hours billed with respect to audit starting from 2013.

B.	Ernst & Young in the United States (EQY):

	For the year ended December 31
	2014	2013	2014	2013
	NIS in thousands		Hours
Fees for audit and related services	4,747	5,057	8,875	8,697
Fees for consulting and tax services	—	590	—	1,000
Other fees	449	689	475

Total	5,196	6,336

C.	Ernst & Young in Finland (CTY):

	For the year ended December 31
	2014	2013	2014	2013
	NIS in thousands		Hours
Fees for audit and related services	1,407	1,913	3,460	3,735
Fees for consulting and tax services	874	48	836	106
Other fees	—	909

Total	2,281	2,870

D.	Ernst & Young in Canada (Gazit Canada Inc. and FCR):

	For the year ended December 31
	2014	2013	2014	2013
	NIS in thousands		Hours
Fees for audit and related services	3,820	3,730	10,294	9,477
Fees for consulting and tax services(*)	487	517	410	344

Total	4,307	4,247

(*)	The data also includes the fees and hours billed with respect to Gazit Canada Inc.

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DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

E.	Ernst & Young in Brazil:

	For the year ended December 31
	2014	2013	2014	2013
	NIS in thousands		Hours
Fees for audit and related services	350	283	377	353
Other fees	57	44	22	19

Total	407	327

The professional fees of the Company’s independent auditors are determined on an hourly basis, according to tariffs and time frameworks approved by the Board of Directors.

6.	Compensation of Senior Employees

For details regarding compensation of officers and interested parties in 2014 by the Company and by subsidiaries, refer to Regulation 21 in Chapter D of the Periodic Report.

In September 2013, the Company’s general meeting approved, after receiving the approval of the Company’s Board of Directors and its Compensation Committee, the adoption of a Compensation Policy for the officers of the Company, pursuant to the provisions of Amendment No. 20 to the Israeli Companies Law, 1999 (the “Compensation Policy”). The Compensation Policy applies to the President, Executive Vice Presidents and Vice Presidents, as well as to directors of the Company, including those who hold an executive position therein (with the exception of the Company’s controlling shareholders who are not entitled to compensation from the Company). For details regarding the Company’s Compensation Policy, refer to section 17.2 in the “Description of the Company’s Business” chapter.

In the Company’s opinion, the compensation that the Company awarded in the reporting year to interested parties and to officers of the Company, as detailed in Regulation 21 in Chapter D of the Periodic Report, is commensurate with the Company’s Compensation Policy as approved, as aforesaid, by the Company’s organs, and is therefore fair and reasonable.

The above conclusions result from the discussions that took place at meetings of the Company’s Compensation Committee and its Board of Directors, at which the 2014 financial statements were discussed and approved. Compensation data in accordance with Regulation 21 and Addendum 6 to the Securities Regulations (Periodic and Immediate Reports), 1970, which were sent to the members of the Board of Directors shortly beforehand, were presented at the aforementioned meetings, at which the terms of the compensation for each of the officers listed in the aforementioned regulation were separately discussed, with regard to the Company’s Compensation Policy, apart from the terms for Messrs. Langer and Lukes and Ms. Lavine who are not officers of the Company but of the investees, EQY and ATR (except for Ms. Lavine who has served as a director of Company since December 2014), which, being foreign public companies listed on the New York Stock Exchange and the Vienna Stock Exchange, respectively, discuss and approve the terms of the compensation for their officers at their own independent organs. As stated, the discussion on this subject was conducted separately for each of the Company’s officers, except in relation to members of the Board of Directors that do not hold another position in the Company, in the case of whom, in January 2012, the Company’s general meeting approved the granting of a proportionate fee in accordance with that specified in the Companies Regulations (Rules Regarding Compensation and Expenses of External Directors), 2000.

With reference to the Chairman of the Company’s Board of Directors, Mr. Chaim Katzman, and the Executive Vice Chairman of the Board of Directors, Mr. Dori Segal, despite their employment agreements having expired in November 2011, Mr. Katzman and Mr. Segal continue in their duties as Executive Chairman of the Company’s Board of Directors and Executive Vice Chairman of the Company’s Board of Directors, respectively, but without receiving a salary from the Company (or from a wholly-owned subsidiary) and, consequently, none of the Company’s organs have needed to hold a discussion regarding their salaries. With regard to amounts charged in the

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DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

reporting year with respect to compensation in cash or in securities of foreign public investees in the financial statements of the Company, such compensation amounts (including those for Messrs. Katzman and Segal) are discussed and approved by the relevant independent organs of each of the aforesaid public investees, pursuant to the laws that govern them in their country of domicile.

7.	Disclosure Regarding the Financial Reporting of the Company

7.1.	Additional Information and Events Subsequent to the Reporting Date

A.	On January 21, 2015, the Company acquired 52 million shares of ATR, which constitute, to the best of the Company’s knowledge, 13.87% of the issued share capital and the voting rights therein, from an entity that is part of the founders’ group of the consortium managed by CPI, at a price of EUR 4.4 per share and at a total consideration of EUR 229 million (NIS 1.06 billion), in an off-exchange transaction (the “Acquisition”). As a result of the Acquisition, the Company’s holding interest in ATR has risen to 55% and the Company has become the sole controlling shareholder of ATR and, with effect from the financial statements for the first quarter of 2015, the Company will consolidate the financial statements of ATR. The Company expects to recognize, in its financial statements for the first quarter of 2015, a net loss estimated at NIS 23 million from achieving control. In addition, the Company will reclassify capital reserves (mainly, a foreign currency translation reserve) in an amount estimated at NIS 466 million, which had accumulated with respect to the investment in ATR and were previously recognized as “other comprehensive loss” to profit or loss, against recognition of income to capital reserves. The items referred to above are expected to have a net total effect on profit or loss of a non-cash basis loss estimated at NIS 489 million. The total reduction in the equity attributable to the equity holders of the Company as a result of the Acquisition is estimated at NIS 23 million.

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DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

Presented below are the condensed consolidated balance sheet as of December 31, 2014 and the condensed consolidated income statement for the year ended on that date, assuming full consolidation of ATR instead of it being included according to the equity method. It should be noted that, other than in the method of ATR’s presentation, no other adjustments have been made (the data in the “Adjustments” column represent the consolidation of the ATR data and also intercompany eliminations):

	As reported in the financial statements	Adjustments	Pro forma
	NIS in millions
Assets
Current assets
Cash and cash equivalents	650	1,984	2,634
Short-term deposits and loans	368	25	393
Marketable securities	299	—	299
Other current assets	1,531	165	1,696

	2,848		5,022
Assets classified as held for sale	1,046	342	1,388

	3,894	2,516	6,410

Non-current assets
Equity-accounted investees	6,213	(4,079)	2,134
Investment property	56,646	11,908	68,554
Investment property under development	1,624	1,725	3,367
Other non-current assets	1,525	138	1,727

	66,090	9,692	75,782

	69,984		82,214

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DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

	As reported in the financial statements	Adjustments	Pro forma
	NIS in millions
Liabilities and Equity
Current liabilities
Credit from banks and others	553	—	553
Current maturities of non-current liabilities	2,711	159	2,870
Other current liabilities	2,599	377	2,976

	5,863	536	6,399
Liabilities attributed to assets held for sale	110	14	124

	5,973	550	6,523

Non-current liabilities
Debentures	24,433	3,673	28,106
Convertible debentures	1,254	—	1,254
Interest-bearing loans from financial institutions and others	8,552	1,218	9,770
Other non-current liabilities	3,902	897	4,799

	38,141	5,788	43,929

Equity attributable to equity holders of the Company	8,023	—	8,023
Non-controlling interests	17,847	5,870	23,717

Total equity	25,870	5,870	31,746

	69,984		82,192

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DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

	As reported in the financial statements	Adjustments	Pro forma
	NIS in millions
Rental income	4,913	1,372	6,285
Property operating expenses	1,584	403	1,987

Net operating rental income	3,329		4,298

Revenues from sale of buildings, land and construction work performed	1,357	—	1,357
Cost of buildings sold, land and construction work performed	1,660	—	1,660

Gross loss from sale of buildings, land and construction work performed	(303)		(303)

Total gross profit	3,026		3,995
Fair value gain (loss) from investment property and investment property under development, net	1,053	(803)	250
General and administrative expenses	(619)	(116)	(735)
Other income	55	—	55
Other expenses	(81)	(77)	(158)
Company’s share in earnings of equity- accounted investees, net	12	98	110

Operating income	3,446		3,517
Finance expenses	(2,115)	(199)	(2,314)
Finance income	157	65	222

Income before taxes on income	1,488		1,425
Taxes on income	405	100	505

Net income	1,083		920

Attributable to
Equity holders of the Company	73		73
Non-controlling interests	1,010	(163)	847

	1,083		920

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

B.	For details regarding a debt issuance by the Company in the amount of NIS 789 million, refer to Note 40b to the financial statements.

C.	For details regarding debt issuances by FCR in the amount of C$ 90 million, refer to Note 40c to the financial statements.

D.	For details regarding debt issuances by FCR in the amount of C$ 86 million, refer to Note 40d to the financial statements.

E.	On March 12, 2015, the Company and Ronen Ashkenazi Holdings Ltd., the owner of the other shares in Gazit Development, entered into an agreement with Citigroup Global Markets Limited for the purpose of examining various strategic alternatives with regard to Gazit Development’s activity in the field of income-producing properties and land for development or with regard to their holdings therein.

It is clarified that, as of the date of approving the reports, there is no certainty that any such transaction will take place and/or what its terms will be. The decision regarding conducting any such transaction is subject, inter alia, to an examination of the processes and to approval by the competent authorities of Gazit Development and of the Company (insofar as required).

F.	For details regarding an equity issuance by EQY in the amount of U.S.$ 121 million and the Company’s participation in the equity issuance, refer to Note 40e to the financial statements.

7.2.	Critical Accounting Estimates

In the closing process of the financial statements as of June 30, 2014, errors were discovered at Dori Construction’s estimates of anticipated costs and revenues in its various projects. Part of the deviation in estimates was attributed to estimates that were used in the preparation of the financial statements of Dori Construction in the prior reporting periods, the earliest of which was the fourth quarter of 2012. In light of the aforesaid, in September 2014, Dori Construction and the Company published financial statements that had been retrospectively adjusted by way of restatement as of December 31, 2013 and for the year then ended, and also as of March 31, 2014 and for the three-month period then ended. Dori Construction’s board of directors appointed a special committee that appointed an external examiner, being an independent, well-reputed CPA, to examine the reasons and causes that led to the deviation in estimates, including the failure to discover the deviation in time, and to also recommend the actions and/or processes required in order to prevent the recurrence of similar situations in the future.

The report of the external examiner, which included his findings and recommendations, was presented to Dori Construction’s board of directors on March 11, 2015 and a complete copy thereof was attached to the immediate report filed by Dori Construction regarding the presentation of the report. For further details, refer to the Annual Report regarding Effectiveness of the Internal Control (Chapter F of the Periodic Report).

For additional information regarding critical accounting estimates, refer to Note 2b to the financial statements.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

8.	Details Concerning the Company’s Publicly-Held Commitment Certificates

A.	As of December 31, 2014, there were ten series of listed debentures issued by the Company in circulation, as detailed in the following table:

	Issue date	Par value as of issue date	Par value of debentures in circulation as of 31/12/14	Par value of debentures in circulation, plus linkage differences as of 31/12/14	Total accumulated interest to 31/12/14	Balance in the financial statements as of 31/12/14	Stock exchange value as of 31/12/14	Type of interest and rate thereof	Principal payment dates	Interest payment dates	Linkage basis and terms (principal and interest)
		NIS in thousands		NIS in millions
Debentures (Series A)	(1)05/2002	717,953	169,992	131.8	4.3	132	144.1	Fixed 6.5%	11 equal installments starting from June 2007	Paid once a year on June 30	The principal and the interest are linked to the U.S. Dollar
Debentures (Series B)	05/2004	(2)350,000	(2)113,562	97.9	—	98	100.7	6-month EURIBOR + 2%	3 equal annual installments starting from December 2014	Paid twice a year on June 30 and December 31	The principal and the interest are linked to the Euro
Debentures (Series C)	(3)04/2005	1,300,000	766,380	952.8	—	954	1,035.7	Fixed 4.95%	8 annual installments starting from June 2011 (each of the first 7 installments will be at the rate of 10% and the last installment will be at the rate of 30%)	Paid twice a year on June 30 and December 31	The principal and the interest are linked to the increase in the consumer price index
Debentures (Series D)	(4)09/2006	2,069,048	2,069,048	2,456.9	94.4	2,463	2,956.7	Fixed 5.1%	3 annual installments starting from March 2019 (each of the first 2 installments will be at the rate of 30% and the last installment will be at the rate of 40%)	Paid once a year on March 31	The principal and the interest are linked to the increase in the consumer price index
Debentures (Series E)	(5)07/2007	574,052	555,569	555.6	—	548	553.1	6-month TALBOR+0.7%	2 equal installments in June and December 2017	Paid twice a year on June 30 and December 31	Without linkage
Debentures (Series F)	(6)12/2006	1,442,301	569,519	569.5	—	567	612.1	Fixed 6.4%	5 equal installments in December of each of the years 2011, 2012, 2013, 2015 and 2016	Paid once a year on December 31	Without linkage
Debentures (Series I)	(7)01/2008	1,439,826	1,223,093	1,437.7	—	1,441	1,552.0	Fixed 5.3%	4 installments with the first installment in June 2013 at the rate of 15%, the second installment in June 2015 at the rate of 25%, the third installment in June 2016 at the rate of 25%, and the fourth installment in June 2018 at the rate of 35%	Paid twice a year on June 30 and December 31	The principal and the interest are linked to the increase in the consumer price index

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

	Issue date	Par value as of issue date	Par value of debentures in circulation as of 31/1214	Par value of debentures in circulation, plus linkage differences as of 31/12/14	Total accumulated interest to 31/12/14	Balance in the financial statements as of 31/12/14	Stock exchange value as of 31/12/14	Type of interest and rate thereof	Principal payment dates	Interest payment dates	Linkage basis and terms (principal and interest)
		NIS in thousands		NIS in millions
Debentures (Series J)	(8)02/2009	734,802	727,454	823.2	13.5	847	1,027.8	Fixed 6.5%	10 equal installments, each of 1% of the principal, paid twice a year on March 31 in each of the years 2015 through 2019 and on September 30 in each of the years 2014 through 2018. The balance of the principal (90%) will be paid in one installment on September 30, 2019.	Paid twice a year on March 31 and September 30 of each of the years from 2010 through 2019.	The principal and the interest are linked to the increase in the consumer price index
Debentures (Series K)	(9)09/2011	2,653,181	2,653,181	2,748.1	37.1	2,937	3,349.6	Fixed 5.35%	5 installments with the first installment in September 2018 at the rate of 10%, the second installment in September 2020 at the rate of 15%, the third, fourth and fifth installments in September of the years 2022-2024 each at the rate of 25%	Paid twice a year on March 31 and September 30 of each of the years from 2012 through 2024.	The principal and the interest are linked to the increase in the consumer price index
Debentures (Series L)	(10)10/2013	865,427	865,427	865.4	—	881	914.9	Fixed 4%	5 installments with the first installment in June 2023 at the rate of 10%, the second and third installments in June 2024-2025 at the rate of 15% each, and the fourth and fifth installments in June of the years 2026-2027 at the rate of 30% each.	Paid twice a year on June 30 and December 31.	The principal and the interest are linked to the increase in the consumer price index

(1)	Debentures (Series A) were first issued pursuant to the Company’s prospectus dated May 2, 2002, at which time NIS 140 million par value of debentures were issued; in November 2002, options (Series A) for a further NIS 57 million par value of debentures (Series A) were exercised. The above series was extended in a private offering to institutional investors on January 29, 2004, in which NIS 90 million par value of debentures were issued, in a public offering pursuant to a prospectus on May 16, 2004 in which NIS 150 million par value of debentures (Series A) were issued, in another private offering to institutional investors in February 2005, in which NIS 227 million par value of debentures (Series A) were issued, in a private offering in August 2005 in which NIS 9.7 million par value of debentures (Series A) were issued, and in a further private offering to institutional investors in May 2006, in which NIS 45 million par value of debentures (Series A) were issued.
(2)	Debentures (Series B) were issued pursuant to the Company’s prospectus dated May 16, 2004, at which time NIS 350 million par value of debentures were issued.
(3)	In April 2005, the Company issued – through a private offering to institutional investors – NIS 425 million par value of debentures (Series C). The debentures (Series C) were listed for trade pursuant to a prospectus dated May 10, 2005. Pursuant to the Company’s aforementioned prospectus, the Company also issued to the public a further NIS 75 million par value of debentures (Series C), under the same terms, together with options for an additional NIS 450 million par value of debentures (Series C). In July 2006, the Company issued NIS 352 million par value of debentures (Series C), by means of extending the series in accordance with a shelf offer report, which was published pursuant to a shelf prospectus from May 25, 2006 (as revised in January 2007 and in December 2007; the “2006 prospectus”). During 2005, 4.5 million options (Series C) were exercised into NIS 448 million par value of debentures (Series C).
(4)	Debentures (Series D) were first issued in September 2006, at which time NIS 300 million par value of debentures (Series D) were issued in accordance with a shelf offer report, which was published pursuant to the 2006 prospectus. In November 2006, April 2007 and September 2007, the Company issued – by means of extending the series – NIS 750 million par value, NIS 400 million par value and NIS 300 million par value, respectively, of debentures (Series D), in accordance with shelf offer reports, which were published pursuant to the 2006 prospectus. In February 2010, the Company closed a private offering to institutional investors of NIS 178 million par value of debentures (Series D), by means of extending the series. In January 2012, the Company closed a private offering to institutional investors of NIS 185 million par value of debentures (Series D), by means of extending the series.
(5)	Debentures (Series E) were first issued in July 2007, at which time NIS 500 million par value of debentures (Series E) were issued in accordance with a shelf offer report, which was published pursuant to the 2006 prospectus. In December 2009, the Company issued – by means of extending the series – NIS 74.1 million par value of debentures (Series E), in accordance with a shelf offer report, which was published pursuant to a shelf prospectus from May 2008 (as revised in October 2008, “the 2008 prospectus”).
(6)	Debentures (Series F) were first issued in December 2006, at which time NIS 650 million par value of debentures (Series F) were issued in accordance with a shelf offer report, which was published pursuant to the 2006 prospectus. In March 2007, September 2007 and January 2008, the Company issued – by means of extending the series – NIS 290 million par value, NIS 210 million par value and NIS 292.3 million par value, respectively, of debentures (Series F), in accordance with shelf offer reports, which were published pursuant to the 2006 prospectus.
(7)	Debentures (Series I) were first issued in January 2008, at which time NIS 590 million par value of debentures (Series I) were issued in accordance with a shelf offer report from December 2007, which was published pursuant to the 2006 prospectus. In February 2008, the Company issued – by means of extending the series – a further NIS 140 million par value of debentures (Series I), in accordance with a shelf offer report, which was published pursuant to the 2006 prospectus. In May 2009 and December 2009, the Company issued – by means of extending the series – a further NIS 123.5 million par value and NIS 155.3 million par value, respectively, of debentures (Series I), in accordance with shelf offer reports, which were published pursuant to the 2008 prospectus. In July 2010, the Company issued – by means of extending the series – NIS 431 million par value of debentures (Series I), in accordance with a shelf offer report, which was published pursuant to a shelf prospectus published in May 2010.
(8)	Debentures (Series J) were first issued in February 2009, at which time NIS 404 million par value of debentures (Series J) and 2.02 million options (Series 10), which are exercisable into NIS 202 million par value of debentures (Series J), were issued in accordance with a shelf offer report, which was published pursuant to the 2008 prospectus. In the period from the first issuance date through December 20, 2009 (the last date for exercising the options (Series 10)), 2.01 million options (Series 10) were exercised into NIS 201 million par value of debentures (Series J). In May 2012, the Company closed a private offering to institutional investors of NIS 130 million par value of debentures (Series J), by means of extending the series.
(9)	Debentures (Series K) were first issued in September 2011, pursuant to a shelf prospectus, at which time NIS 451 million par value of debentures were issued in September 2011. Within the framework of the issuance of debentures (Series D) in January 2012, 1.85 million options (Series K), which are exercisable through February 29, 2012, were issued. Through the expiration date, 1.84 million options had been exercised into NIS 221 million par value of debentures (Series K). Within the framework of the issuance of debentures (Series J) in May 2012, 2.6 million options (Series J), which are exercisable through June 14, 2012, were issued. Through the expiration date, 0.6 million options had been exercised into NIS 60 million par value of debentures (Series K). In December 2012, the Company closed a public offering to institutional investors of NIS 883 million par value of debentures (Series K), by means of extending the series. In June and December 2013, the Company closed a public issuance by means of extending the series – NIS 731 million and NIS 308 million par value of debentures (Series K), respectively.
(10)	Debentures (Series L) were first issued in October 2013, pursuant to a shelf prospectus, at which time NIS 451 million par value of debentures were issued. In April 2014, the Company issued – by means of extending the series– a further NIS 414 million par value of debentures (Series L), in accordance with a shelf offer report.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

B.	Details concerning the trustees of the Company’s debentures:

	Trustee	Liaison for the Trustee	Address of Trustee	Fax	E-mail
Debentures (Series A)	Reznik Paz Nevo Trustees Ltd.	Michal Avtalio	14 YadHaharutzim Street, Tel-Aviv	03-6389222	michal@rpn.co.il
Debentures (Series B)	Reznik Paz Nevo Trustees Ltd.	Michal Avtalio	14 YadHaharutzim Street, Tel-Aviv	03-6389222	michal@rpn.co.il
Debentures (Series C)	Mishmeret Trust Services Company Ltd.	GioraLuftig	48 Menahem Begin Road, Tel-Aviv	03-6374344	gluftig@zahav.net.il
Debentures (Series D)	Hermetic Trust Services (1975) Ltd.	Dan Evnon	113 Hayarkon Street, Tel-Aviv	03-5271736	avnon@oao-law.co.il
Debentures (Series E)	Hermetic Trust Services (1975) Ltd.	Dan Evnon	113 Hayarkon Street, Tel-Aviv	03-5271736	avnon@oao-law.co.il
Debentures (Series F)	Mishmeret Trust Services Company Ltd.	GioraLuftig	48 Menahem Begin Road, Tel-Aviv	03-6374344	gluftig@zahav.net.il
Debentures (Series I)	Reznik Paz Nevo Trustees Ltd.	YosiReznik	14 YadHaharutzim Street, Tel-Aviv	03-6393316	yossi@rpn.co.il
Debentures (Series J)	Strauss Lazar Trust Company (1992) Ltd.	Uri Lazar	17 Yitzhak Sadeh Street, Tel-Aviv	03-6237777	ori@slcpa.co.il
Debentures (Series K)	Aurora Fidelity Trust Company Ltd.	Iris Shlevin	12 Menahem Begin Street, Ramat Gan	03-6120675	ishlevin@aurorafidelity.com
Debentures (Series L)	Aurora Fidelity Trust Company Ltd.	Iris Shlevin	12 Menahem Begin Street, Ramat Gan	03-6120675	ishlevin@aurorafidelity.com

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

C.	Presented below are details concerning the rating of the debentures in circulation:

	Issue date	S&P Maalot’s rating close to issue date	Midroog’s rating close to issue date	S&P Maalot’s rating at approval date of periodic report (*)	Midroog’s rating at approval date of periodic report (*)	Date and reference of immediate report concerning latest rating by S&P Maalot (**)	Date and reference of immediate report concerning latest rating by Midroog (**)
Debentures (Series A)	May 2002	A+	-	AA-/Stable	Aa3/Stable	26/1/2015 Reference: 2015-01-018907	26/1/2015 Reference: 2015-01-019075
Debentures (Series B)	May 2004	AA-	Aa3	AA-/Stable	Aa3/Stable	26/1/2015 Reference: 2015-01-018907	26/1/2015 Reference: 2015-01-019075
Debentures (Series C)	April 2005	AA	Aa3	AA-/Stable	Aa3/Stable	26/1/2015 Reference: 2015-01-018907	26/1/2015 Reference: 2015-01-019075
Debentures (Series D)	September 2006	AA	Aa2	AA-/Stable	Aa3/Stable	26/1/2015 Reference: 2015-01-018907	26/1/2015 Reference: 2015-01-019075
Debentures (Series E)	July 2007	AA/Stable	Aa2	AA-/Stable	Aa3/Stable	26/1/2015 Reference: 2015-01-018907	26/1/2015 Reference: 2015-01-019075
Debentures (Series F)	December 2006	AA/Negative	Aa2	AA-/Stable	Aa3/Stable	26/1/2015 Reference: 2015-01-018907	26/1/2015 Reference: 2015-01-019075
Debentures (Series I)	January 2008	AA/Stable	Aa2	AA-/Stable	Aa3/Stable	26/1/2015 Reference: 2015-01-018907	26/1/2015 Reference: 2015-01-019075
Debentures (Series J)	February 2009	AA/Stable	Aa2	AA-/Stable	Aa3/Stable	26/1/2015 Reference: 2015-01-018907	26/1/2015 Reference: 2015-01-019075
Debentures (Series K)	September 2011	A+/Positive	Aa3	AA-/Stable	Aa3/Stable	26/1/2015 Reference: 2015-01-018907	26/1/2015 Reference: 2015-01-019075
Debentures (Series L)	October 2013	AA-/Stable	Aa3	AA-/Stable	Aa3/Stable	26/1/2015 Reference: 2015-01-018907	26/1/2015 Reference: 2015-01-019075

(*)	Between the issue date of the debenture series and the date close to the approval of the Periodic Report, additional ratings have been set for the above series on the dates detailed in the table below (all the aforesaid interim ratings applied to all the debenture series that were in circulation on the rating date).
(**)	The information contained in the immediate reports detailed in this column is hereby presented by means of this reference.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

D.	Details concerning the credit rating history:

S & P Maalot		Midroog
Date	Rating	Date	Rating
29/04/03	A+	25/10/04	Aa3
21/01/04	AA-	06/02/05	Aa3
10/05/04	AA-	14/04/05	Aa3
14/12/04	AA-	19/05/05	Aa3
03/02/05	AA-	21/11/05	Aa2
15/05/05	AA	17/05/06	Aa2
31/05/06	AA	11/06/06	Aa2
10/09/06	AA	10/09/06	Aa2
29/10/06	AA	21/11/06	Aa2Developing
20/11/06	AA/Negative	13/12/06	Aa2Developing
07/12/06	AA/Negative	28/02/07	Aa2Stable
28/02/07	AA/Stable	10/07/07	Aa2Stable
18/06/07	AA/Stable	20/12/07	Aa2Stable
11/10/07	AA/Stable	7/01/08	Aa2Stable
23/03/08	AA/Stable	23/03/08	Aa2Stable
3/08/08	AA-/Stable	9/09/08	Aa3Stable
12/02/09	AA-/Negative	15/02/09	Aa3Stable
03/05/09	A+/Negative	09/07/09	A1 Negative
26/11/09	A+/Negative	29/11/09	A1 Negative
01/07/10	A+/Stable	12/04/10	A1 Stable
02/08/11	A+/Positive	19/05/11	Aa3 Stable
25/08/11	A+/Positive	25/08/11	Aa3 Stable
23/01/12	A+/Positive	23/01/12	Aa3 Stable
15/05/12	A+/Stable	06/05/12	Aa3 Stable
12/12/12	A+/Stable	13/12/12	Aa3 Stable
13/05/13	AA-/Stable	03/06/13	Aa3 Stable
03/06/13	AA-/Stable	24/10/13	Aa3 Stable
24/10/13	AA-/Stable	24/12/13	Aa3 Stable
24/12/13	AA-/Stable	24/04/14	Aa3 Stable
23/04/14	AA-/Stable	19/10/14	Aa3 Stable
14/08/14	AA-/Stable	26/01/15	Aa3 Stable
26/01/15	AA-/Stable

E.	As of December 31, 2014 and during 2014, the Company was in compliance with all the conditions and commitments of the trust deeds with respect to each and every one of the aforementioned debenture series of the Company. No conditions existed that required the Company to immediately redeem the above debentures pursuant to the aforesaid trust deeds, and no notices were received from any of the trustees contradicting the aforesaid.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

F.	Collateral for debentures (Series J)

The Company’s commitments pursuant to the debentures (Series J) are secured by a fixed, first-ranking charge on the rights relating to properties, as detailed in the Company’s immediate report from January 18, 2009 (reference no. 2009-01-016440) (the “preliminary report”) and in the shelf offer report from February 19, 2009 (reference no. 2009-01-040392) (the “shelf offer report”; the information contained in the preliminary report and in the shelf offer report is hereby presented by means of this reference). The value of the aforementioned pledged properties in the Company’s financial statements as of December 31, 2013 is NIS 1,167 million. The conditions specified in the trust deed of the debentures (Series J) for the alteration, release, activation or cancellation of the above pledges are detailed in the preliminary report and in the shelf offer report. The aforementioned pledges are valid in accordance with the law and in accordance with the deeds of incorporation of the Company. The valuation of the pledged properties as of December 31, 2014 is attached as an Appendix of the Periodic Report.

For further details regarding the aforementioned pledged properties, as required pursuant to the regulations of the Israel Securities Authority regarding investment property activity, refer to Appendix D of this report.

G.	The trust deeds, by virtue of which the debentures in circulation were issued, do not impose on the Company any restrictions regarding the creation of further pledges on the Company’s assets or regarding the Company’s powers to issue additional commitment certificates.

H.	The total of the Company’s commitments as of December 31, 2014 pursuant to each one of the series: debentures (Series C), debentures (Series D), debentures (Series I), debentures (Series J), debentures (series K) and debentures (Series L), separately (as presented in the separate financial statements of the Company), accounts for more than 5% of the Company’s total liabilities, and as such could be considered to be material.

I.	For details regarding the issuance of debentures (Series L) by means of extending the series in April 2014, refer to Note 20b to the financial statements.

J.	For details regarding the issuance of debentures (Series L) by means of extending the series in January 2015, refer to Note 40b to the financial statements.

K.	On January 26, 2015, the S&P Maalot rating agency reaffirmed the credit rating of all of the outstanding series of debentures of the Company at a rating level of ‘ilAA-‘, with a stable outlook.

On January 26, 2015, the Midroog rating agency reaffirmed the credit rating of all of the outstanding series of debentures of the Company at a rating level of ‘Aa3‘, with a stable outlook.

March 23, 2015
Date of Approval	Chaim Katzman	Aharon Soffer
of Directors’ Report	Chairman of the Board of Directors	President

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

Appendix A of the Directors’ Report

Additional Information regarding Currency Exposure

as of December 31, 2014

Presented below are details regarding the scope of the Company’s exposure to each currency to which it is exposed (the Euro, the U.S. Dollar, the Canadian Dollar, New Israeli Shekel and Brazilian Real) with respect to which cross-currency swaps have been transacted, and regarding the scope of the remaining exposure after transacting the cross-currency swaps, as of December 31, 2014. The following table presents the assets and the liabilities presented in the Company’s statement of financial position (in the original currency and in NIS(1)) and the percentages that they represent of the total assets and liabilities, respectively, on a proportionate consolidation basis(2), and the total financial adjustments made by the Company by means of cross-currency swap transactions, in order to correlate, to the extent possible, the Company’s equity to the Company’s assets (from a currency perspective). As illustrated by the table, the assets and liabilities for each particular currency do not fully correlate, and the exposure to each such currency is reflected in the differences, as presented in the table.

Data presented in millions	NIS	U.S.$	EUR	C$	BRL	Total in NIS
Assets in original currency	2,884	1,940	2,613	3,341	647	—
Assets in NIS	2,884	7,545	12,344	11,220	947	34,940
% of total assets	8	22	35	32	3	100
Liabilities in original currency	11,270	949	808	1,722	—	—
Cross-currency swap transactions in original currency	(8,380)	93	1,018	699	420	—
Liabilities in original currency	2,890	1,042	1,826	2,421	420	—
Liabilities in NIS adjusted for swaps	2,890	4,052	8,627	8,131	615	24,315
% of total liabilities	12	17	35	33	3	100
Total equity in original currency	(6)	898	787	920	227	—
Total economic equity(3) in NIS	(6)	3,493	3,717	3,089	332	10,625
% of total equity	—	33	35	29	3	100

(1)	According to currency exchange rates as of December 31, 2014.
(2)	The Company’s statement of financial position presented on a proportionately consolidated basis has not been prepared in conformance with generally accepted accounting principles, but according to the Company’s interest in each of the subsidiaries at the stated date.
(3)	Represents the equity attributable to the equity holders of the Company after excluding the provision for deferred taxes with respect to revaluation of investment property.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

Appendix B of the Directors’ Report

Valuation Summary

The Company conducted a valuation of ATR, for the purpose of examination whether an impairment of the investment in ATR has occurred, as of December 31, 2014, refer also to Note 9c5 to the financial statements (the “valuation”).

The Company has examined the requirement to attach the valuation, in accordance with Regulation 8B of the Securities Regulations (Periodic and Immediate Reports), 1970 and pursuant to legal position 105-23 of the Israel Securities Authority (as updated in March 2014). Based on this examination, the valuation does not have an effect on the Company’s operating results in the Reporting Period, but the valuation subject represents more than 5% (although less than 10%) of the Company’s total assets in the consolidated statement of financial position as of December 31, 2014. Accordingly, the Company is not required to attach the valuation. Presented below is the valuation summary:

1.	Identification of the valuation subject	Valuation of the share capital of ATR.

2.	Valuation date/Effective date	December 31, 2014.

3.	Value of the valuation subject in the Company’s books (balance of the investment in ATR)	EUR 863.4 million (NIS 4,079 million).

4.	Value of the valuation subject determined by the valuation	EUR 875.6 million (NIS 4,137 million).

5.	Identity of the appraiser and its characterization – BDO Ziv Haft

Ziv Haft Consulting & Management Ltd. (“Ziv Haft”). Ziv Haft is part of the worldwide BDO network and provides consulting and management services on a wide range of topics to companies engaged in various fields. Ziv Haft has a wealth of experience in the field of appraisal, economic and accounting due diligence, and valuations of goodwill and intangible assets.

There is no dependence between the appraiser and the Company. The Company has provided the appraiser with an indemnification letter as is customary.

6.	The valuation methodology adopted by the appraiser	International Financial Reporting Standards No. 36, “Impairment of Assets”.

7.	The valuation model adopted by the appraiser

•     Discounted cash flows (DCF) for VAT receivables valuation.

•     Share-based payment valuation (part of the minority interest) using the B&S model in accordance with IFRS 2.

•     External valuation of loans and debentures.

•     Discounted cash flows (DCF) for finance leases valuation.

8.	The main assumptions according to which the valuation was carried out

•     Average discount rate of 8.3% for finance leases.

•     Discount rate of 1.2%-3.3% for debentures and 0.6%-0.7% for loans, in accordance with duration of the debenture and loan and in accordance with the external valuation.

•     Long-term VAT receivables have been discounted in accordance with the capitalization rates of the real estate with respect to which they were created, of 7.5%-12.4%.

•     Investment property, property under development and land were valued at their value in the financial statements (represents their fair value).

•     Tax provisions were valued in accordance with the likelihood of disposal of the relevant properties.

•     In addition to the valuation of the assets and liabilities referred to above, the values of the management claim and the portfolio premium were also valued

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

Appendix C of the Directors’ Report

Disclosure Regarding Forecasted Cash Flows

The Company’s Board of Directors has examined the criteria relating to a corporation’s warning signs, as set forth in the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. As of December 31, 2014, based on its separate financial statements (in accordance with Regulation 38D of the aforementioned regulations), the Company has a working capital deficit and also continuous negative cash flows from operating activities, which constitutes one of the warning signs pursuant to the regulations, and thus requires disclosure of the Company’s forecasted cash flows.

Presented below is a disclosure regarding the forecasted cash flows as of December 31, 2014, which includes the existing and anticipated liabilities that the Company has to settle during the two years from the Reporting Date, as well as details of the financial sources from which the Company expects to settle the aforesaid liabilities, without assuming the raising of equity or debt and the making of additional investments, apart from investments and the disposal of assets to which the Company had committed through the approval date of the financial statements:

	1.1.2015 through 31.12.2015	1.1.2016 through 30.9.2016
	NIS in millions
Balance of liquid assets at the beginning of the period (1)	2,362	1,045

Separate sources:
From operating activities of investees (2)	1,591	1,226
Issuance of debentures	790	—

	2,381	1,226
Separate applications:
Cash outflows for operating activities (3) (5)	(698)	(663)
Cash outflows for financing activities (4) (5)	(928)	(937)
Investment in subsidiaries	(1,574)	(17)
Loans granted to subsidiaries	(170)	—
Anticipated dividend distributions (6)	(328)	(328)

Total applications	(3,698)	(1,945)

Balance of liquid assets at the end of the period	1,045	326

As December 31, 2014, the Company and the Company’s private subsidiaries have unencumbered property and marketable securities amounting to NIS 7.4 billion.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

The principal working assumptions used by the Company in presenting the forecasted cash flows are as follows:

(1)	The balance of liquid assets (comprising cash, cash equivalents, short-term bank deposits and credit facility balances available for immediate drawdown) relates solely to the Company. In addition, as of December 31, 2014, the Company’s wholly-owned subsidiaries have at their disposal approved, unutilized credit facilities available for immediate drawdown and liquid balances totaling NIS 1.0 billion. Thus, the balance of the liquid assets of the Company and the Company’s wholly-owned subsidiaries at the end of the periods presented in the above table is NIS 2.0 billion and NIS 1.3 billion, respectively.

(2)	Includes dividends, interest, loan repayments and redemption of preferred shares. It is assumed that the public subsidiaries (CTY, FCR, EQY and ATR) will continue to distribute dividends in accordance with their dividend distribution policy.

(3)	Includes interest payments, tax payments and general and administrative expenses.

(4)	Redemption of principal of debentures in accordance with the debenture terms.

(5)	Based on currency exchange rates and variable interest rates according to bank forecasts and a 2% annual rise in the consumer price index. Changes in these assumptions could have an effect on principal and interest payments.

(6)	In accordance with the Company’s dividend distribution policy, as updated in November 2014

Forward-looking information:

The assumptions and the estimated forecasted cash flows set forth above are forward-looking information since they include, inter alia, forecasts, assessments and estimates and other information relating to future events or matters, whose materialization is not certain and does not depend solely on the Company, but on many additional factors.

The forward-looking information is based to a large extent, in addition to information in the possession of the Company at the time of preparing this report, on the Company’s current expectations and assessments regarding the state of the markets in which the Group operates, on additional macroeconomic data published and being published by various external sources, the contents of which have not been independently authenticated by the Company, and on future developments in each of the aforementioned parameters and on the integration of such developments with each other.

The aforesaid information might not materialize, wholly or partly, or might materialize in a substantially different manner than that expected. The factors that could affect this are, inter alia, changes and developments in the economic environment and the markets in which the Group operates, including changes in the parameters described above and the materialization of all or some of the risk factors that characterize the Group’s activities, including a renewed outbreak of the financial crisis, a deterioration in the commercial and economic terms for realizing business opportunities, etc.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

Appendix D of the Directors’ Report

Comparison of Forecasted Cash Flows with Actual Cash Flows

Presented below is a comparison of the forecasted cash flows as presented in the Directors’ Report as of March 31, 2014, with the actual cash flows for the period April 1, 2014 through December 31, 2014:

	1.4.2014 through 31.12.2014
	Forecast	Actual
	NIS in millions
Balance of liquid assets at the beginning of the period (1)	2,497	2,497

Separate sources:
From operating activities of investees (2)	489	679
Unwinding of hedging transactions (refer to Note 37 to the financial statements)	181	332
Issuance of shares(3)	—	118
Issuance of debentures(3)	445	445
Effect of exchange rates on credit facilities and others	—	197

Total sources	1,115	1,771
Separate applications:
Cash flows for operating activities	(404)	(434)
Investments and loans to subsidiaries(3)	(602)	(886)
Investment in financial assets(3)	—	(13)
Cash flows for financing activities	(248)	(255)
Anticipated dividend distributions(4)	(237)	(318)

Total applications	(1,491)	(1,906)

Balance of liquid assets at the end of the period	2,121	2,362

Explanations for the differences between the forecasted cash flows as presented in the Directors’ Report as of March 31, 2014 for the period April 1, 2014 through December 31, 2014, and the actual cash flows:

(1)	The balance of liquid assets (comprising cash, cash equivalents, short-term bank deposits and credit facility balances available for immediate drawdown) relates solely to the Company.
(2)	The actual cash flows from operating activities are higher than forecasted due to the repayment of loans from subsidiaries, following the issuance of debt and the sale of investments in the subsidiaries, which were not included in the forecast.
(3)	As clarified in the forecasted cash flows presented in its quarterly financial statements, these forecasts assumed no issuance of equity and debt and no additional investments, apart from actions that had actually been taken or that the Company had committed to take as of the publication date of the financial statements as of December 31, 2014.
(4)	The dividend distributed is higher than forecasted due to the dividend payment for the fourth quarter of 2014 being made in December 2014, instead of being paid in January 2015 as was assumed in the forecast.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

Appendix E of the Directors’ Report

Details Regarding Pledged Properties

1.	G Cinema

A.	Presentation of the property

Details as of 31.12.2014

Name of property	G Cinema

Location of property	Rishon Lezion

Area of property (sq. meters)	20,344

Property’s holding structure	The Company owns 82.5% of Gazit Development, which owns100% of the property through wholly-owned subsidiaries

Corporation’s effective share in property	84.7% (75% on a fully diluted basis)

Date of acquiring the property	02/08/2006

Details of legal title to the property	Ownership

Legal title registration situation	Ownership – Registered in the name of G West Ltd. Mortgage – Registered in favor of Strauss Lazar Trust Company to secure the Company’s commitments with respect to debentures (Series J). Caveats – None

Financial statements presentation method	Consolidation

B.	Principal data

Data on 100% basis. Corporation’s share – 84.7%	2014	2013	2012		At property acquisition date
Fair value at end of period (NIS in thousands): Income-producing portion Building rights	481,600	462,027	452,620	Acquisition and construction cost (NIS in thousands)	276,000
Average occupancy rate (%)(*)	99.6%	100%	100%	Land acquisition	02/08/2006
Actual areas leased (sq. meters)	20,344	20,387	20,387	Activation date	22/03/2010
Total revenues (NIS in thousands)	43,214	42,333	40,959
Average annual rental per sq. meter (NIS)	1,487	1,456	1,398
Average annual rental per sq. meter in leases signed in the period (NIS)	—	5,020	—
Actual NOI (NIS in thousands)	33,165	32,214	31,930
Adjusted NOI (NIS in thousands)	33,698	33,062	32,473
Actual rate of return	6.9%	7.0%	7.1%
Adjusted rate of return	7.0%	7.2%	7.2%
No. of tenants at end of reporting year	75	77	77
Average annual proceeds per sq. meter(**) (NIS)	232,436	27,862	29,347

(*)	A store that is tenanted or that generates income is considered to be occupied.
(**)	It should be noted that this item of data is according to the best of the Company’s knowledge and is based on the information received from the tenants and it is not within our power to ascertain whether this information is correct. This item of data includes only the tenants that have submitted a proceeds report at least once during the reporting year. The report for the opening month for each of the stores is excluded from the average as the stores opened at different stages during the month. Does not include proceeds of units without a floor area, such as stalls.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

C.	Analysis of revenues and costs structure

Data on 100% basis. Corporation’s share – 84.7%	2014	2013	2012
	NIS in thousands
Revenues:
From rentals – Fixed	30,137	29,571	28,294
From rentals – Variable	2,959	2,814	3,161
From management fees	9,420	9,268	9,001
From parking lot operation	—	—	—
Other	698	680	503
Total revenues	43,214	42,333	40,959
Costs:
Management, maintenance and operation	10,049	9,920	9,029
Depreciation	—	—	—
Other expenses	—	199	—
Total costs:	10,049	10,119	9,029
Profit:	33,165	32,214	31,930
NOI:	33,165	32,214	31,930

D.	Principal tenants of the property

	% of property area leased to tenant in 2014	Does tenant constitute an anchor tenant?	Does tenant account for 20% or more of property’s revenues?	Sector to which tenant belongs	Description of lease agreement
					Original lease period and period left	Extension option (years)	Linkage of rentals	Details of guarantees	Special dependency
Tenant A	45%	Yes	Yes	Entertainment	12 years (7years left)	12	CPI	NIS 1.2 million	None
Tenant B	10%	Yes	No	Leisure	10 years (5 years left)	—	CPI	None	None
Tenant C	7%	Yes	No	Clothing	5 years (3 months left)	5	CPI	NIS 0.9 million	None

E.	Anticipated revenues with respect to signed leases

	2015	2016	2017	2018	2019 and thereafter
	NIS in thousands
Fixed components	22,496	12,991	9,494	6,744	18,909
Variable components (estimate)	2,520	2,014	1,882	1,916	8,765
Total	25,016	15,005	11,376	8,660	27,674

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

F.	Pledges and material legal restrictions on property

For details regarding debentures (Series J), for which the property serves as collateral for their security, refer to section 8.F above.

G.	Details regarding the valuation

	Data on 100% basis. Corporation’s share – 84.7%	31/12/2014	31/12/2013	31/12/2012
	The determined value (NIS in thousands)	481,600	462,027	452,620
	Identity of appraiser	ConfortiRavivZisser	ConfortiRavivZisser	ConfortiRavivZisser
	Is the appraiser independent	Yes	Yes	Yes
	Is there an indemnification agreement	Yes	Yes	Yes
	Effective date of valuation	31/12/2014	31/12/2013	31/12/2012
	Valuation model (comparison/income/cost/ other	Income (DCF)	Income (DCF)	Income (DCF)
Main parameters taken into consideration for the purpose of the valuation:
Valuation according to the DCF (income) approach	GLA (Sq. meters)	20,344	20,387	20,387
	Occupancy rate in year +1 (%)	99.1%	100%	100%
	Occupancy rate in year +2 (%)	100%	100%	100%
	Occupancy rate in year +3 (%)	100%	100%	—
	Representative occupancy rate of GLA(*)	N/R	N/R	N/R
	Average annual rentals per Sq. meter leased (NIS) in year +1 for the purpose of the valuation(*)	1,559	1,595	1,585
	Average annual rentals per Sq. meter leased (NIS) in year +2 for the purpose of the valuation(*)	1,610	1,598	1,596
	Average annual rentals per Sq. meter leased (NIS) in year +3 for the purpose of the valuation(*)	1,622	N/R	1,599
	Representative average annual rentals per Sq. meter leased (NIS)	N/R	N/R	N/R
	Representative cash flows/NOI (NIS in thousands)	33,798	33,270	32,608
	Average periodic expenses to preserve the status quo	N/R	N/R	N/R
	Weighted cap rate for the purpose of the valuation (%)	7.02%	7.20%	7.20%
	Time until notional realization	3	2	3
	Factor/rate of return at time of notional realization (reversionary rate)	7.00%	7.20%	7.20%
	Other main parameters	—	—	—

(*)	Includes stalls and/or antennas.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

Sensitivity analyses on the value		Change in value (NIS in thousands)
Occupancy rates(*)	Rise of 5%	Property 99.1% occupied	Property 100% occupied	Property 100% occupied
	Fall of 5%	(1,700)	(1,700)	(1,600)
Cap rates	Rise of 0.25%	(16,703)	(15,428)	(14,902)
	Fall of 0.25%	17,632	16,704	16,591
Average rental per Sq. meter	Rise of 5%	23,335	22,619	22,600
	Fall of 5%	(23,335)	(22,619)	(22,600)

(*)	Assumes that occupancy will fall for one year.

2.	G TWO

A.	Presentation of the property

Details as of 31.12.2014

Name of property	G TWO

Location of property	Rishon Lezion

Area of property (sq. meters)	21,165

Property’s holding structure	The Company owns 84.7% of Gazit Development, which owns 100% of the property through wholly owned subsidiaries

Corporation’s effective share in property	84.7% (75% on a fully diluted basis)

Date of acquiring the property	G TWO – 02/08/2006 Adjacent land reserve – 12/12/2007
Details of legal title to the property	Ownership
Legal title registration situation	Ownership – Registered in the name of G West Ltd. Mortgage – Registered in favor of Strauss Lazar Trust, in trustees hip to secure the Company’s commitment with respect to debentures (Series J). Caveats – None

Special matters	A demand has been received for the payment of a land levy

Financial statements presentation method	Consolidation

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

B.	Principal data

Data on 100% basis. Corporation’s share – 84.7%	2014	2013	2012		At property acquisition date
Fair value at end of period (NIS in thousands): Income-producing portion Balance of rights	275,800 45,000	261,730 45,000	259,500 45,000	Acquisition/ construction cost (NIS in thousands)	185,000
Average occupancy rate (%)(*)	98%	100%	99%	Acquisition date	G TWO – 02/08/2006– Land reserve – 12/12/2007
Actual areas leased (sq. meters)	21,165	21,088	21,088
Total revenues (NIS in thousands)	20,975	21,130	20,844
Average annual rental per sq. meter (NIS)	866	867	846
Average annual rental per sq. meter in leases signed in the period (NIS)	—	—	960
NOI (NIS in thousands)	18,976	19,503	18,516
Adjusted NOI (NIS in thousands)	19,141	19,864	19,106
Actual rate of return	6.9%	7.5%	7.1%
Adjusted rate of return	6.9%	7.6%	7.4%
No. of tenants at end of reporting year	24	25	25
Average annual proceeds per sq. meter (**)(NIS)	17,064	16,816	15,967

(*)	A store that is tenanted or that generates income is considered to be occupied.
(**)	It should be noted that this item of data is according to the best of the Company’s knowledge and is based on the information received from the tenants and it is not within our power to ascertain whether this information is correct. This item of data includes only the tenants that have submitted a proceeds report at least once during the reporting year. Does not include proceeds of units without a floor area, such as stalls.

C.	Analysis of revenues and costs structure

(Data on 100% basis. Corporation’s share – 84.7%)	2014	2013	2012
	(NIS in thousands)
Revenues:
From rentals – Fixed	17,965	18,132	17,581
From rentals – Variable	376	386	328
From management fees	2,451	2,451	2,335
Other	183	161	600
Total revenues	20,975	21,130	20,844
Costs:
Management, maintenance and operation	1,999	1,536	2,328
Depreciation	—	—	—
Other expenses	—	91	—
Total costs:	1,999	1,627	2,328
Profit:	18,976	19,503	18,516
NOI:	18,976	19,503	18,516

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

D.	Principal tenants of the property

	% of property area leased to tenant in 2014	Does tenant constitute an anchor tenant?	Does tenant account for 20% or more of property’s revenues?	Sector to which tenant belongs	Description of lease agreement
					Original lease period and period left	Extension option (years)	Linkage of rentals	Details of guarantees	Special dependency
Tenant A	13%	Yes	No	Home	5 years (2 years left)	14	CPI	NIS 0.5 million	None
Tenant B	8%	Yes	No	Super- market	12 years (5.5 years left)	6	CPI	NIS 0.2 million	None
Tenant C	21%	Yes	Yes	Super- market	13 years (2 years left)	14	CPI	None	None
Tenant D	21%	Yes	Yes	Leisure	5 years (2 years left)	2	CPI	NIS 0.8 million	None

E.	Anticipated revenues with respect to signed leases (assuming that tenants’ option period is not exercised)

	2015	2016	2017	2018	2019 and thereafter
	NIS in thousands
Fixed components	18,777	17,043	6,664	4,465	11,091
Variable components (estimate)	1,100	703	270	181	449

Total	19,877	17,746	6,934	4,646	11,540

F.	Pledges and material legal restrictions on property

For details regarding debentures (Series J), for which the property serves as collateral for their security, refer to section 8.F above.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

G.	Details regarding the valuation

Data on 100% basis. Corporation’s share – 84.7%		31/12/2014	31/12/2013	31/12/2012
The determined value (NIS in thousands)		320,800	306,730	304,500
Identity of appraiser		ConfortiRavivZisser	ConfortiRavivZisser	ConfortiRavivZisser
Is the appraiser independent		Yes	Yes	Yes
Is there an indemnification agreement		Yes	Yes	Yes
Effective date of valuation		31/12/2014	31/12/2013	31/12/2012
Valuation model (comparison/income/cost/ other		Income (DCF)	Income (DCF)	Income (DCF)
Main parameters taken into consideration for the purpose of the valuation:
Valuation according to the DCF (income) approach	GLA (Sq. meters)	21,165	21,088	21,088
	Occupancy rate in year +1 (%)	98.2%	99%	100%
	Occupancy rate in year +2 (%)	99.9%	100%	100%
	Occupancy rate in year +3 (%)	100%	N/R	100%
	Representative occupancy rate of GLA	N/R	N/R	N/R
	Average annual rentals per Sq. meter leased (NIS) in year +1 for the purpose of the valuation	888	897	879
	Average annual rentals per Sq. meter leased (NIS) in year +2 for the purpose of the valuation	909	897	881
	Average annual rentals per Sq. meter leased (NIS) in year +3 for the purpose of the valuation	912	N/R	889
	Representative average annual rentals per Sq. meter leased (NIS)	N/R	N/R	N/R
	Representative cash flows/NOI (NIS in thousands)	19,895	19,508	19,356
	Weighted rate of return for the purpose of the valuation (%)	N/R	N/R	N/R
	Weighted cap rate for the purpose of the valuation (%)	7.21%	7.45%	7.45%
	Time until notional realization	3	2	3
	Factor/rate of return at time of notional realization (reversionary rate)	7.20%	7.45%	7.45%
	Other main parameters	Includes NIS 45.0 million for land reserve	Includes NIS 45.0 million for land reserve	Includes NIS 45.0 million for land reserve

Sensitivity analyses on the value		Change in value (NIS in thousands)
Occupancy rates(*)	Rise of 5%	Property 98% occupied	Property 100% occupied	Property 100% occupied
	Fall of 5%	(1,000)	(1,000)	(1,000)
Cap rates	Rise of 0.25%	(9,238)	(8,492)	(8,196)
	Fall of 0.25%	9,902	9,081	9,251
Average rental per Sq. meter	Rise of 5%	13,329	12,683	12,584
	Fall of 5%	(13,329)	(12,683)	(12,584)

(*)	Assumes that occupancy will fall for one year, out of the year presented.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

3.G	ONE

A.	Presentation of the property

Details as of 31.12.2014
Name of property	G ONE

Location of property	Rishon Lezion

Area of property (sq. meters)	24,003

Property’s holding structure	The Company owns 84.7% of Gazit Development, which owns 100% of the property through wholly owned subsidiaries

Corporation’s effective share in property	84.7% (75% on a fully diluted basis)

Date of acquiring the property	02/08/2006

Details of legal title to the property	Ownership

Legal title registration situation

Ownership – Registered in the name of G West Ltd. Mortgage – Registered in favor of Strauss Lazar Trust – in trusteeship to secure the Company’s commitments with respect to debentures (Series J) In addition, caveats are recorded with respect to plot 138

– In favor of Rishon Lezion Municipality with respect to expropriation of strip for road widening

– In favor of Rishon Lezion Municipality with respect to an undertaking to pay betterment levy, should the rights to which the levy relates be exercised

– In favor of Rishon Lezion Municipality on strip of land of 260 sq. meters (expropriation area)

Special matters

On 18.2.2007, building permit no. 200700095 was granted which permits the exceptional use of 10 years (commercial instead of industrial) of the whole of the east structure, with an overall area of 15,343.31 sq. meters and storage areas totaling 2,600.89 sq. meters. The exceptional use ends on 31.12.2015

On December 16, 2010, Rishon Lezion plan 5A/168/6 was approved that rezones the land from industrial to industrial zone, offices and commercial although commercial operations are only permitted on the ground floor; the Company is to take planning measures to obtain relief/allow commercial use on the second floor.

Financial statements presentation method	Consolidation

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

B.	Principal data

Data on 100% basis. Corporation’s share – 84.7%	2014	2013	2012		At property acquisition date
Fair value at end of period (NIS in thousands) Income-producing portion Building rights and other adjustments	299,300 15,600	292,500 15,600	286,700 15,600	Acquisition/ construction cost (NIS in thousands)	197,000
Average occupancy rate (%)(*)	99.2%	100%	99%	Acquisition date	02/08/2006
Actual areas leased (sq. meters)	24,003	24,003	24,003
Total revenues (NIS in thousands)	22,718	22,825	22,701
Average annual rental per sq. meter (NIS)	834	841	822
Average annual rental per sq. meter in leases signed in the period (NIS)	—	—	869
NOI (NIS in thousands)	21,301	21,287	20,966
Adjusted NOI (NIS in thousands)	21,376	21,576	21,325
Actual rate of return	7.1%	7.30%	7.30%
Adjusted rate of return	7.1%	7.40%	7.40%
No. of tenants at end of reporting year	24	24	24
Average annual proceeds per sq. meter(**) (NIS)	11,484	12,766	11,488

(*)	A store that is tenanted or that generates income is considered to be occupied.
(*)	It should be noted that this item of data is according to the best of the Company’s knowledge and is based on the information received from the tenants and it is not within our power to ascertain whether this information is correct. This item of data includes only the tenants that have submitted a proceeds report at least once during the reporting year. The report for the opening month for each of the stores is eliminated from the average as the stores opened at different stages during the month. Does not include proceeds of units without a floor area, such as stalls.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

C.	Analysis of revenues and costs structure

(Data on 100% basis.	31/12/2014	31/12/2013	31/12/2012
Corporation’s share – 84.7%)	(NIS in thousands)
Revenues:
From rentals – Fixed	20,030	20,186	19,624
From rentals – Variable	75	43	64
From management fees	2,437	2,433	2,355
From parking management	—	—	—
Other	176	163	658
Total revenues	22,718	22,825	22,701
Costs:
Management, maintenance and operation	1,417	1,421	1,735
Depreciation	—	—	—
Other expenses	—	117	—
Total costs:	1,417	1,538	1,735
Profit:	21,301	21,287	20,966
NOI:	21,301	21,287	20,966

D.	Principal tenants of the property

	% of property area leased to tenant in 2012	Does tenant constitute an anchor tenant?	Does tenant account for 20% or more of property’s revenues?	Sector to which tenant belongs	Description of lease agreement
					Original lease period and period left	Extension option (years)	Linkage of rentals	Details of guarantees (if any)	Special dependency
Tenant A	42%	Yes	Yes	Super- market	14 years (1 year left)	10	CPI	None	None
Tenant B	24%	Yes	Yes	Home	20 years (5 years left)	—	CPI	NIS 1.1 million	None

E.	Anticipated revenues with respect to signed leases (assuming that tenants’ option period is not exercised)

	2015	2016	2017	2018	2019 and thereafter
	NIS in thousands
Fixed components	14,382	6,539	4,191	2,215	7,168
Variable components (estimate)	944	411	262	139	449

Total	15,326	6,950	4,453	2,354	7,617

F.	Pledges and material legal restrictions on property

For details regarding debentures (Series J), for which the property serves as collateral for their security, refer to section 8.F above.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

G.	Details regarding the valuation

	Data on 100% basis. Corporation’s share – 84.7%	31/12/2014	31/12/2013	31/12/2012
	The determined value (NIS in thousands)	314,900	308,100	302,300
	Identity of appraiser	ConfortiRavivZisser	ConfortiRavivZisser	ConfortiRavivZisser
	Is the appraiser independent	Yes	Yes	Yes
	Is there an indemnification agreement	Yes	Yes	Yes
	Effective date of valuation	31/12/2014	31/12/2013	31/12/2012
	Valuation model (comparison/income/cost/ other	Income (DCF)	Income (DCF)	Income (DCF)
Main parameters taken into consideration for the purpose of the valuation:
Valuation according to the DCF (income) approach	GLA (sq. meters)	24,003	24,003	24,003
	Occupancy rate in year +1 (%)	99.97%	100%	100%
	Occupancy rate in year +2 (%)	100%	100%	100%
	Occupancy rate in year +3 (%)	100%	100%	100%
	Occupancy rate in year +4 (%)	—	—	—
	Representative occupancy rate of GLA(*)	N/R	N/R	N/R
	Average annual rentals per Sq. meter leased (NIS) in year +1 for the purpose of the valuation(*)	836	850	840
	Average annual rentals per Sq. meter leased (NIS) in year +2 for the purpose of the valuation(*)	856	858	843
	Average annual rentals per Sq. meter leased (NIS) in year +3 for the purpose of the valuation(*)	870	872	857
	Average annual rentals per Sq. meter leased (NIS) in year +4 for the purpose of the valuation(*)	N/R	N/R	N/R
	Representative average annual rentals per Sq. meter leased (NIS)	N/R	N/R	N/R
	Representative cash flows/NOI (NIS in thousands)	21,771	21,825	21,415
	Weighted rate of return for the purpose of the valuation (%)	N/R	N/R	N/R
	Weighted cap rate for the purpose of the valuation (%)	7.27%	7.46%	7.48%
	Time until notional realization	3	3	3
	Factor/rate of return at time of notional realization (reversionary rate)	7.25%	7.45%	7.45%
	Other main parameters	NIS 15.6 million added for value of additional rights in the property.	NIS 15.6 million added for value of additional rights in the property.	NIS 15.6 million added for value of additional rights in the property.

(*)	Includes stalls and/or antennas.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

Sensitivity analyses on the value		Change in value(NIS in thousands)
Occupancy rates*	Rise of 5% (or up to 100%)	Property 100% occupied	Property 100% occupied	Property 100% occupied
	Fall of 5%	(1,000)	(1,100)	(1,100)
Cap rates	Rise of 0.25%	(9,945)	(9,528)	(9,257)
	Fall of 0.25%	10,653	9,650	9,604
Average rental per sq. meter	Rise of 5%	14,346	13,754	13,525
	Fall of 5%	(14,346)	(13,754)	(13,525)

(*)	Assumes that occupancy will fall for one year.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

Appendix F of the Directors’ Report

Sensitivity Analysis Tables

Presented below is a report on the currency, interest and derivative exposures in accordance with the Securities Regulations.

The Group has an economic and accounting exposures due to its operations in various overseas markets. The Group operates in accordance with a broad spectrum of considerations and circumstances to bridge the gaps on from its linkage bases reports in foreign currency, by the use of derivative financial instruments (interest and currency swaps and options).

Sensitivity and fair value calculations for the transactions have been made with the assistance of a professional, outside body.

Sensitivity calculations have been performed on the following items:

Firm commitments – The Group has income-producing properties, the income from which is in foreign currency. The long-term leases fall within the definition of firm commitments in foreign currency and are thus sensitive to changes in exchange rates and discount rates.

Securities – The Group holds securities in various currencies. The value of these holdings of securities is sensitive to changes in exchange rates and price changes. The fair value of securities is presented on the basis of market prices at the end of the relevant period.

Mortgages – The Group has mortgages in various currencies, whose fair value is sensitive to changes in exchange rates and market interest rates. The fair value is calculated by means of discounting the anticipated payments stream using the appropriate interest rates at the end of the mortgage period in the relevant markets. In light of the fact that the Company’s foreign currency-denominated assets exceed its foreign currency-denominated liabilities, the exposure to a change in the fair value of mortgages is counteracted by the change in the fair value of the assets.

Debentures – The Group has debentures in various currencies, whose fair value is sensitive to changes in exchange rates and market interest rates. In light of the fact that the Company’s foreign currency-denominated assets exceed its foreign currency-denominated liabilities, the exposure to a change in the fair value of debentures is counteracted by the change in the fair value of the assets.

Swap transactions – The Group conducts two main types of swap transactions:

1.	Interest basis swap transactions (replacing variable interest with fixed interest or vice versa). The Group acts to reduce its exposure to the interest base by taking fixed interest bearing debt, with this being based on the expectation of the anticipated cash flows from long-term leases.

2.	Linkage basis (cross-currency) swap transactions (replacing the liability currency and the type of interest accordingly). This type of swap transaction is performed in order to hedge the linked basis balance sheet and maintain the currency correlation between assets and liabilities.

The calculation of the swap transactions’ fair value is made by discounting the cash flows (both the outflows and the inflows) at the relevant market interest rates at the end of the period.

The core assumption in the sensitivity calculations for the Libor interest is the capitalization of Libor interest at a minimum rate of 0%.

For information regarding the portfolio of linkage basis (and cross-currency) swaps, interest swaps, forward contracts and foreign currency call options, refer to Note 37 to the financial statements.

Sensitivity analyses for the comparative data for 2013 have not been included as there is no material difference in the exposure characteristics between 2014 and 2013.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

Sensitivity Analyses – December 31, 2014

Sensitivity analysis for the variable parameters* in the linkage balance sheet NIS in millions

	-10%	-5%	Carrying Value	5%	10%
Assets
Cash and cash equivalents	599	625	650	676	701
Short-term deposits and loans	331	350	368	386	405
Trade receivables and other accounts receivable	779	816	853	890	927
Long-term investments and loans	1,308	1,375	1,442	1,509	1,576

Total monetary assets	3,017	3,165	3,313	3,461	3,609
Other financial assets	1,060	1,060	1,060	1,060	1,060
Other assets	59,419	62,515	65,611	68,707	71,803

Total assets	63,496	66,740	69,984	73,228	76,472

Liabilities
Short-term credit from banks and others	519	536	553	570	587
Trade payables and other accounts payables	2,088	2,162	2,236	2,310	2,384
Liabilities attributable to assets held for sale	110	110	110	110	110
Debentures	23,552	24,795	26,038	27,281	28,524
Convertible debentures	1,129	1,191	1,254	1,317	1,379
Interest-bearing liabilities to financial institutions and others	8,716	9,187	9,658	10,129	10,600
Other financial liabilities	172	181	190	199	208

Total financial liabilities	36,286	38,163	40,039	41,915	43,792
Other liabilities	4,075	4,075	4,075	4,075	4,075

Total liabilities	40,361	42,238	44,114	45,990	47,867

Assets net of liabilities	23,135	24,503	25,870	27,238	28,605

(*)	Items in foreign currency (or linked to foreign currency) and/or in NIS linked to the consumer price index.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

Sensitivity to changes in U.S.$/NIS exchange rate (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
	10%	5%		-5%	-10%
Swap transaction – fixed NIS receivable/fixed U.S.$ payable by 3/2015	(1,421)	(710)	6,155	710	1,421
Swap transaction – variable NIS receivable/fixed U.S.$ payable by 12/2017	(14,495)	(7,219)	7,045	7,218	14,436
Swap transaction – fixed NIS receivable/fixed U.S.$ payable by 12/2016	(16,563)	(8,278)	9,494	8,262	16,523
Swap transaction – fixed NIS receivable/fixed U.S.$ payable by 9/2024	(30,914)	(15,337)	(10,801)	15,194	30,372
Swap transaction – fixed NIS receivable/variable U.S.$ payable by 3/2021	(27,232)	(13,616)	(5,996)	13,589	26,850
Interest swap transactions – variable for fixed	(105)	(53)	(1,051)	53	105
Marketable NIS debentures – U.S.$ linked	(14,415)	(7,207)	(144,149)	7,207	14,415
Revolving credit	(54,057)	(27,029)	(540,571)	27,029	54,057
Mortgages	(162,177)	(81,089)	(1,621,770)	81,089	162,177
Debentures	(373,765)	(186,883)	(3,737,655)	186,883	373,765
Loans	(97,225)	(48,613)	(972,250)	48,613	97,225
Forward contracts	(46)	(23)	(464)	23	46
Firm commitments (rental income)	401,039	200,519	4,010,387	(200,519)	(401,039)

Total	(391,376)	(195,538)	(3,001,626)	195,351	390,353

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

Sensitivity to changes in EUR/NIS exchange rate (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
	10%	5%		-5%	-10%
Swap transaction – fixed NIS receivable/variable EUR payable by 6/2018	(5,148)	(2,574)	28,557	2,574	5,148
Swap transaction – fixed NIS receivable/fixed EUR payable by 3/2021	(36,171)	(18,003)	42,556	17,865	35,627
Swap transaction – fixed NIS receivable/fixed EUR payable by 12/2016	(19,662)	(9,831)	41,331	9,831	19,662
Swap transaction – fixed NIS receivable/fixed EUR payable by 6/2018	(52,695)	(26,309)	9,905	26,157	52,285
Swap transaction – fixed NIS receivable/fixed EUR payable by 9/2019	(13,953)	(6,898)	3,940	6,873	13,746
Swap transaction – fixed NIS receivable/fixed EUR payable by 9/2024	(101,138)	(49,768)	18,974	49,168	98,315
Swap transaction – fixed NIS receivable/fixed EUR payable by 6/2027	(95,692)	(47,713)	(60,180)	46,194	91,030
Swap transaction – fixed NIS receivable/variable EUR payable by 3/2021	(52,906)	(26,280)	45,834	25,861	51,573
Cross-currency swap transactions – variable for fixed	320	160	3,205	(160)	(320)
Marketable debentures at variable interest	(10,071)	(5,035)	(100,707)	5,035	10,071
Revolving credit	(49,845)	(24,922)	(498,445)	24,922	49,845
Forward contracts	(71,755)	(35,867)	(2,124)	35,782	71,564
Foreign securities	18,044	9,022	180,443	(9,022)	(18,044)
Loans and debentures	(561,476)	(280,738)	(5,614,765)	280,738	561,476
Firm commitments (rental income)	310,636	155,318	3,106,630	(155,318)	(310,636)

Total	(741,512)	(369,438)	(2,795,116)	366,500	731,342

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

Sensitivity to changes in SEK (Swedish Krona)/NIS exchange rate (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
	10%	5%		-5%	-10%
Interest swap transactions – variable for fixed	(2,437)	(1,218)	(24,367)	1,218	2,437

Total	(2,437)	(1,218)	(24,367)	1,218	2,437

Sensitivity to changes in C$/NIS exchange rate (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
	10%	5%		-5%	-10%
Swap transaction – fixed NIS receivable/fixed C$ payable by 6/2018	(6,620)	(3,310)	19,830	3,310	6,620
Swap transaction – variable NIS receivable/fixed C$ payable by 12/2017	(8,698)	(4,349)	13,962	4,349	8,698
Swap transaction – fixed NIS receivable/variable C$ payable by 12/2016	(7,481)	(3,741)	11,832	3,741	7,481
Swap transaction – fixed NIS receivable/fixed C$ payable by 12/2016	(6,568)	(3,284)	16,181	3,284	6,568
Swap transaction – fixed NIS receivable/fixed C$ payable by 9/2024	(67,018)	(33,463)	(587)	33,118	65,890
Securities and other assets	11,733	5,867	117,333	(5,867)	(11,733)
Revolving credit	(33,033)	(16,517)	(330,335)	16,517	33,033
Forward contracts	(105,472)	(52,731)	3,621	52,583	105,166
Mortgages	(412,395)	(206,198)	(4,123,954)	206,198	412,395
Firm commitments (rental income)	729,285	364,643	7,292,855	(364,643)	(729,285)
Forward contracts – debentures	94	47	942	(47)	(94)
Interest swap transactions – variable for fixed	(796)	(398)	(7,963)	398	796
Debentures at fixed interest	(776,829)	(388,414)	(7,768,287)	388,414	776,829
Convertible debentures	(131,658)	(65,829)	(1,316,581)	65,829	131,658

Total	(815,456)	(407,677)	(6,071,151)	407,184	814,022

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

Sensitivity to changes in BRL (Brazilian Real)/NIS exchange rate (NIS in thousands)

	C3,741hanges in the fair value		Fair value	Changes in the fair value
	10%	5%		-5%	-10%
Firm commitments (rental income)	12,091	6,046	120,912	(6,046)	(12,091)
Swap transaction – fixed NIS receivable/fixed BRL payable by 12/2017	(24,209)	(12,104)	53,649	12,104	24,209

Total	(12,118)	(6,058)	174,561	6,058	12,118

Sensitivity to changes in Israeli consumer price index (CPI) (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
	10%	5%		-5%	-10%
Swap transaction – fixed NIS receivable/fixed C$ payable by 6/2018	8,603	4,302	19,830	(4,302)	(8,603)
Swap transaction – fixed NIS receivable/variable EUR payable by 6/2018	8,004	4,002	28,557	(4,002)	(8,004)
Swap transaction – fixed NIS receivable/fixed EUR payable by 3/2021	31,426	15,713	43,961	(15,798)	(31,769)
Swap transaction – fixed NIS receivable/fixed U.S.$ payable by 3/2015	2,036	1,018	6,155	(1,018)	(2,036)
Swap transaction – fixed NIS receivable/variable EUR payable by 6/2018	53,278	26,654	9,905	(26,805)	(53,706)
Swap transaction – fixed NIS receivable/fixed EUR payable by 9/2019	14,140	7,070	3,940	(7,100)	(14,366)
Swap transaction – fixed NIS receivable/ fixed EUR payable by 9/2024	100,215	50,118	18,974	(50,757)	(103,271)
Swap transaction – fixed NIS receivable/fixed BRL payable by 12/2017	29,574	14,787	53,649	(14,787)	(29,574)
Swap transaction – fixed NIS receivable/fixed U.S.$ payable by 9/2024	29,294	14,655	(10,801)	(14,803)	(29,886)
Swap transaction – fixed NIS receivable/fixed C$ payable by 9/2024	41,798	20,899	14,696	(20,901)	(41,926)
Swap transaction – fixed NIS receivable/fixed EUR payable by 6/2027	85,180	43,235	(60,180)	(44,717)	(89,701)
CPI-linked debentures	(1,124,730)	(561,470)	(11,266,972)	465,794	815,915
Firm commitments (rental income)	39,824	19,912	398,245	(19,912)	(39,824)
Mortgages	(67,977)	(33,840)	(683,036)	18,969	37,937

Total	(749,335)	(372,945)	(11,423,077)	259,861	401,186

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

Sensitivity to changes in real NIS interest (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
Relative	10%	5%		-5%	-10%
Swap transaction – fixed NIS receivable/fixed C$ payable by 6/2018	(47)	(24)	19,830	24	47
Swap transaction – fixed NIS receivable/variable EUR payable by 6/2018	(44)	(22)	28,557	22	44
Swap transaction – fixed NIS receivable/fixed EUR payable by 3/2021	(333)	(166)	43,961	167	333
Swap transaction – fixed NIS receivable/fixed U.S.$ payable by 3/2015	(15)	(7)	6,155	7	15
Swap transaction – fixed NIS receivable/fixed EUR payable by 6/2018	(347)	(173)	9,905	174	347
Swap transaction – fixed NIS receivable/fixed EUR payable by 9/2019	(118)	(59)	3,940	59	118
Swap transaction – fixed NIS receivable/fixed EUR payable by 9/2024	(3,205)	(1,604)	18,974	1,608	3,219
Swap transaction – fixed NIS receivable/fixed BRL payable by 12/2017	(120)	(60)	53,649	60	120
Swap transaction – fixed NIS receivable/fixed U.S.$ payable by 9/2024	(957)	(479)	(10,801)	480	961
Swap transaction – fixed NIS receivable/fixed C$ payable by 9/2024	(1,366)	(684)	14,696	686	1,373
Swap transaction – fixed NIS receivable/fixed EUR payable by 6/2027	(6,275)	(3,139)	(60,180)	3,144	6,290
Mortgages	7,072	3,549	(683,036)	(3,574)	(7,175)
Firm commitments (rental income)	(4,900)	(2,467)	398,245	2,502	5,039
CPI-linked marketable debentures	122,120	61,363	(11,246,606)	(61,977)	(124,578)
CPI-linked private debentures	15	7	(20,366)	(7)	(15)

Total	111,480	56,035	(11,423,077)	(56,625)	(113,862)

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

Sensitivity to changes in real NIS interest (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
Absolute	2%	1%		-1%	-2%
Swap transaction – fixed NIS receivable/fixed C$ payable by 6/2018	(3,997)	(2,038)	19,830	2,120	4,328
Swap transaction – fixed NIS receivable/variable EUR payable by 6/2018	(3,718)	(1,896)	28,557	1,973	4,026
Swap transaction – fixed NIS receivable/fixed EUR payable by 3/2021	(28,439)	(14,566)	43,961	15,419	31,848
Swap transaction – fixed NIS receivable/fixed U.S.$ payable by 3/2015	(97)	(49)	6,155	49	99
Swap transaction – fixed NIS receivable/fixed EUR payable by 6/2018	(20,774)	(10,582)	9,905	10,922	22,245
Swap transaction – fixed NIS receivable/fixed EUR payable by 9/2019	(11,560)	(5,866)	3,940	6,187	12,732
Swap transaction – fixed NIS receivable/fixed EUR payable by 9/2024	(130,607)	(67,015)	18,974	71,285	149,199
Swap transaction – fixed NIS receivable/fixed BRL payable by 12/2017	(16,560)	(8,443)	53,649	8,784	17,928
Swap transaction – fixed NIS receivable/fixed U.S.$ payable by 9/2024	(38,354)	(19,707)	(10,801)	21,163	44,293
Swap transaction – fixed NIS receivable/fixed C$ payable by 9/2024	(53,661)	(27,733)	14,696	30,278	63,398
Swap transaction – fixed NIS receivable/fixed EUR payable by 6/2027	(151,059)	(79,672)	(60,180)	84,097	176,641
Mortgages	64,682	33,317	(683,036)	(35,407)	(73,054)
Firm commitments (rental income)	(13,355)	(6,806)	398,245	7,077	14,442
CPI-linked marketable debentures	1,003,179	519,693	(11,246,606)	(559,471)	(1,162,715)
CPI-linked private debentures	96	48	(20,366)	(49)	(99)

Total	595,776	308,685	(11,423,077)	(335,573)	(694,689)

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

Sensitivity to changes in nominal NIS interest (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
Relative	10%	5%		-5%	-10%
Marketable debentures at par	1,320	661	(679,092)	(662)	(1,325)
Swap transaction – variable NIS receivable/fixed C$ payable by 12/2017	(18)	(9)	13,962	9	18
Swap transaction – fixed NIS receivable/variable C$ payable by 12/2016	(60)	(30)	11,832	29	58
Swap transaction – fixed NIS receivable/fixed C$ payable by 12/2016	(57)	(29)	16,181	27	55
Swap transaction – fixed NIS receivable/fixed EUR payable by 12/2016	(165)	(83)	41,331	79	161
Swap transaction – variable NIS receivable/fixed U.S.$ payable by 12/2017	(28)	(14)	7,045	14	27
Swap transaction – fixed NIS receivable/fixed U.S.$ payable by 12/2016	(121)	(61)	9,494	58	118
Swap transaction – fixed NIS receivable/variable U.S.$ payable by 3/2021	(1,934)	(972)	(5,996)	968	1,946
Swap transaction – fixed NIS receivable/variable EUR payable by 3/2021	(4,128)	(2,070)	45,834	2,061	4,138
Swap transaction – fixed NIS receivable/fixed EUR payable by 3/2021	(665)	(334)	(1,405)	333	669
Swap transaction – fixed NIS receivable/fixed C$ payable by 9/2024	(3,648)	(1,834)	(15,283)	1,828	3,659

Total	(9,504)	(4,775)	(556,097)	4,744	9,524

	Changes in the fair value		Fair value	Changes in the fair value
Absolute	2%	1%		-1%	-2%
Marketable debentures at par	17,987	9,107	(679,092)	(9,341)	(18,926)
Swap transaction – variable NIS receivable/fixed C$ payable by 12/2017	(1,032)	(520)	13,962	184	184
Swap transaction – fixed NIS receivable/variable C$ payable by 12/2016	(2,500)	(1,267)	11,832	595	595
Swap transaction – fixed NIS receivable/fixed C$ payable by 12/2016	(2,363)	(1,197)	16,181	563	1,636
Swap transaction – fixed NIS receivable/fixed EUR payable by 12/2016	(6,865)	(3,479)	41,331	1,636	1,636
Swap transaction – variable NIS receivable/fixed U.S.$ payable by 12/2017	(1,549)	(780)	7,045	276	276
Swap transaction – fixed NIS receivable/fixed U.S.$ payable by 12/2016	(5,048)	(2,555)	9,494	1,200	1,200
Swap transaction – fixed NIS receivable/variable U.S.$ payable by 3/2021	(24,587)	(12,676)	(5,996)	13,318	20,208
Swap transaction – fixed NIS receivable/variable EUR payable by 3/2021	(53,124)	(27,215)	45,834	28,143	42,910
Swap transaction – fixed NIS receivable/fixed EUR payable by 3/2021	(8,355)	(4,309)	(1,405)	4,492	6,842
Swap transaction – fixed NIS receivable/fixed C$ payable by 9/2024	(32,623)	(17,020)	(15,283)	17,718	34,398

Total	(120,059)	(61,911)	(556,097)	58,784	89,886

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

Sensitivity to changes in U.S.$ interest (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
Relative	10%	5%		-5%	-10%
Mortgages	12,758	6,410	(1,621,770)	(6,474)	(13,014)
Debentures	47,521	23,978	(3,737,655)	(24,423)	(49,304)
Firm commitments (rental income)	(78,102)	(39,432)	4,010,387	40,214	81,233
Swap transaction – fixed NIS receivable/fixed U.S.$ payable by 3/2015	1	0	6,155	(1)	(1)
Swap transaction – variable NIS receivable/fixed U.S.$ payable by 12/2017	447	220	7,045	(236)	(465)
Swap transaction – fixed NIS receivable/fixed U.S.$ payable by 12/2016	177	87	9,494	(92)	(182)
Swap transaction – fixed NIS receivable/fixed U.S.$ payable by 9/2024	3,999	1,991	(10,801)	(2,093)	(4,171)
Interest swap transactions – variable for fixed	5,520	2,700	(1,051)	(2,975)	(5,829)
U.S.$-linked marketable NIS debentures	458	230	(144,149)	(230)	(461)

Total	(7,221)	(3,816)	(1,482,345)	3,690	7,806

	Changes in the fair value		Fair value	Changes in the fair value
Absolute	2%	1%		-1%	-2%
Mortgages	129,481	67,168	(1,621,770)	(72,570)	(151,166)
Debentures	321,506	166,744	(3,737,655)	(179,903)	(374,278)
Firm commitments (rental income)	(241,667)	(124,522)	4,010,387	132,546	273,832
Swap transaction – fixed NIS receivable/fixed U.S.$ payable by 3/2015	70	35	6,155	(9)	(9)
Swap transaction – variable NIS receivable/fixed U.S.$ payable by 12/2017	7,366	3,747	7,045	(3,864)	(4,670)
Swap transaction – fixed NIS receivable/fixed U.S.$ payable by 12/2016	4,801	2,431	9,494	(1,818)	(1,819)
Swap transaction – fixed NIS receivable/fixed U.S.$ payable by 9/2024	35,804	18,644	(10,801)	(20,628)	(42,146)
Interest swap transactions – variable for fixed	66,285	33,895	(1,051)	(36,559)	(59,178)
U.S.$-linked marketable NIS debentures	4,015	2,036	(144,149)	(2,095)	(4,252)

Total	327,661	170,178	(1,482,345)	(184,900)	(363,686)

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

Sensitivity to changes in EUR interest (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
Relative	10%	5%		-5%	-10%
Swap transaction – fixed NIS receivable/fixed EUR payable by 3/2021	652	319	42,556	(347)	(681)
Swap transaction – fixed NIS receivable/fixed EUR payable by 12/2016	42	19	41,331	(25)	(47)
Swap transaction – fixed NIS receivable/fixed EUR payable by 6/2018	203	96	9,905	(116)	(223)
Swap transaction – fixed NIS receivable/fixed EUR payable by 9/9019	181	88	3,940	(100)	(193)
Swap transaction – fixed NIS receivable/fixed EUR payable by 9/9024	4,008	1,984	18,974	(2,088)	(4,136)
Swap transaction – fixed NIS receivable/fixed EUR payable by 6/9027	7,148	3,572	(60,180)	(3,690)	(7,372)
Cross-currency swap transactions	(298)	(150)	3,205	148	296
Loans	35,228	17,661	(4,717,981)	(17,755)	(35,605)
Firm commitments (rental income)	(39,460)	(19,869)	3,106,360	20,152	40,592

Total	7,704	3,720	(1,551,890)	(3,821)	(7,369)

	Changes in the fair value		Fair value	Changes in the fair value
Absolute	2%	1%		-1%	-2%
Swap transaction – fixed NIS receivable/fixed EUR payable by 3/2021	32,472	16,791	42,556	(6,774)	(6,774)
Swap transaction – fixed NIS receivable/fixed EUR payable by 12/2016	5,776	2,925	41,331	(445)	(445)
Swap transaction – fixed NIS receivable/fixed EUR payable by 6/2018	20,300	10,353	9,905	(2,150)	(2,150)
Swap transaction – fixed NIS receivable/fixed EUR payable by 9/9019	11,006	5,652	3,940	(1,894)	(1,894)
Swap transaction – fixed NIS receivable/fixed EUR payable by 9/9024	121,308	63,273	18,974	(42,631)	(42,631)
Swap transaction – fixed NIS receivable/fixed EUR payable by 9/9027	146,171	77,947	(60,180)	(77,904)	(78,489)
Cross-currency swap transactions	(80,516)	(41,462)	3,205	2,980	2,890
Loans	490,362	253,954	(4,717,981)	(273,061)	(566,950)
Firm commitments (rental income)	(125,295)	(64,067)	3,106,360	67,102	137,450

Total	621,584	325,366	(1,551,890)	(334,777)	(558,903)

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

Sensitivity to changes in SEK (Swedish Krona) interest (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
Relative	10%	5%		-5%	-10%
Interest swap transactions – variable for fixed	289	145	(24,367)	(142)	(286)
Cross-currency swap transactions	1,931	956	3,205	(997)	(1,975)

Total	2,220	1,101	(21,162)	(1,139)	(2,261)

	Changes in the fair value		Fair value	Changes in the fair value
Absolute	2%	1%		-1%	-2%
Interest swap transactions – variable for fixed	15,271	7,788	(24,367)	(2,896)	(2,896)
Cross-currency swap transactions	78,579	40,491	3,205	(19,854)	(19,854)

Total	93,850	48,279	(21,162)	(22,750)	(22,750)

Sensitivity to changes in C$ interest (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
Relative	10%	5%		-5%	-10%
Swap transaction – fixed NIS receivable/fixed C$ payable by 6/2018	240	120	19,830	(121)	(242)
Swap transaction – variable NIS receivable/fixed C$ payable by 12/2017	347	174	13,962	(174)	(349)
Swap transaction – fixed NIS receivable/fixed C$ payable by 12/2016	137	69	16,181	(66)	(133)
Swap transaction – fixed NIS receivable/fixed C$ payable by 9/2024	8,961	4,488	(587)	(4,636)	(9,273)
Firm commitments (rental income)	(139,373)	(70,327)	7,292,855	71,642	144,631
Forward contracts – debentures	(376)	(188)	942	188	376
Mortgages	47,799	24,043	(4,123,954)	(24,336)	(48,969)
Interest swap transactions – variable for fixed	6,811	3,415	(7,963)	(3,475)	(6,970)
Convertible debentures	11,049	5,543	(1,316,581)	(5,580)	(11,198)
Debentures at fixed interest	158,036	79,651	(7,768,287)	(80,942)	(163,202)

Total	93,631	46,988	(5,873,602)	(47,500)	(95,329)

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

Sensitivity to changes in C$ interest (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
Absolute	2%	1%		-1%	-2%
Swap transaction – fixed NIS receivable/fixed C$ payable by 6/2018	2,976	1,516	19,830	(1,577)	(2,485)
Swap transaction – variable NIS receivable/fixed C$ payable by 12/2017	4,381	2,230	13,962	(2,314)	(3,582)
Swap transaction – fixed NIS receivable/fixed C$ payable by 12/2016	1,882	954	16,181	(975)	(1,374)
Swap transaction – fixed NIS receivable/fixed C$ payable by 9/2024	78,858	41,237	(587)	(45,765)	(93,260)
Firm commitments (rental income)	(460,710)	(237,558)	7,292,855	253,250	523,621
Forward contracts – debentures	(5,038)	(2,519)	942	2,519	3,745
Mortgages	287,459	148,224	(4,123,954)	(157,988)	(326,595)
Interest swap transactions – variable for fixed	60,401	31,503	(7,963)	(34,426)	(70,815)
Convertible debentures	76,596	39,151	(1,316,581)	(40,956)	(83,822)
Debentures at fixed interest	829,370	431,248	(7,768,287)	(467,753)	(975,793)

Total	876,175	455,986	(5,873,602)	(495,985)	(1,030,360)

Sensitivity to changes in BRL interest (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
Relative	10%	5%		-5%	-10%
Firm commitments (rental income)	(2,100)	(1,059)	120,912	1,078	2,174
Swap transaction – fixed NIS receivable/fixed BRL payable by 12/2017	8,799	4,905	53,649	(3,158)	(7,331)

Total	6,699	3,846	174,561	(2,080)	(5,157)

	Changes in the fair value		Fair value	Changes in the fair value
Absolute	2%	1%		-1%	-2%
Firm commitments (rental income)	(4,896)	(2,498)	120,912	2,604	5,319
Swap transaction – fixed NIS receivable/fixed BRL payable by 12/2017	13,109	7,123	53,649	(5,511)	(12,180)

Total	8,213	4,625	174,561	(2,907)	(6,861)

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

Sensitivity to changes in prices of marketable securities (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
	10%	5%		-5%	-10%
Marketable securities – overseas	29,778	14,889	297,776	(14,889)	(29,778)

Total	29,778	14,889	297,776	(14,889)	(29,778)

	Changes in the fair value		Fair value	Changes in the fair value
	40%	20%		-20%	-40%
Marketable securities – overseas	119,110	59,555	297,776	(59,555)	(119,110)

Total	119,110	59,555	297,776	(59,555)	(119,110)

CHAPTER C

GAZIT-GLOBE LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

AUDITORS’ REPORT

To The Shareholders of Gazit Globe Ltd.

We have audited the accompanying consolidated statements of financial position of Gazit Globe, Ltd. (the “Company”) and subsidiaries as of December 31, 2014 and 2013 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of a certain jointly controlled company accounted for using the equity method. The investment in this jointly controlled company amounted to NIS 4,098 million and NIS 4,312 million as of December, 31, 2014 and 2013, respectively, and the Company’s share in its earnings (losses) amounted to NIS (111) million, NIS 132 million and NIS 165 million for the years ended December 31, 2014, 2013 and 2012, respectively. The financial statements of this company were audited by other auditors, whose report has been furnished to us, and our opinion, insofar as it relates to amounts included for this company is based on the report of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards in Israel, including those prescribed by the Auditor’s Regulations (Auditor’s Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the board of directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries as of December 31, 2014 and 2013 and the consolidated results of their operations, changes in equity and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with International Financial Reporting Standards (“IFRS”) and with the provisions of the Israeli Securities Regulations (Annual Financial Statements), 2010.

We have also audited, in accordance with Auditing Standard 104 of the Institute of Certified Public Accountants in Israel, “Audit of Components of Internal Control over Financial Reporting”, the Company and subsidiaries’ components of internal control over financial reporting as of December 31, 2014, and our report dated March 23, 2015 expressed an unqualified opinion thereon.

Tel-Aviv, Israel March 23, 2015	KOST FORER GABBAY & KASIERER A Member of Ernst & Young Global

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

AUDITORS’ REPORT

To The Shareholders of Gazit-Globe Ltd.

Regarding the Audit of Components of Internal Control over Financial Reporting

Pursuant to Section 9b(c) to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

We have audited the components of internal control over financial reporting of Gazit-Globe Ltd. and subsidiaries (collectively, “the Company”) as of December 31, 2014. Control components were determined as explained in the following paragraph. The Company’s board of directors and management are responsible for maintaining effective internal control over financial reporting, and for their assessment of the effectiveness of the components of internal control over financial reporting included in the accompanying periodic report for said date. Our responsibility is to express an opinion on the Company and subsidiaries’ components of internal control over financial reporting based on our audit.

The components of internal control over financial reporting audited by us were determined in conformity with Auditing Standard 104 of the Institute of Certified Public Accountants in Israel, “Audit of Components of Internal Control over Financial Reporting” (“Auditing Standard 104”). These components consist of: (1) entity level controls, including financial reporting preparation and close process controls and information technology general controls (“ITGCs”); (2) controls over the Treasury process; (3) controls over the investment properties process (including rental income, property operating expenses the appraisal of investment properties); (4) income recognition and costs and revenues estimation in construction projects process ; (collectively, “the audited control components”).

We conducted our audit in accordance with Auditing Standard 104. That Standard requires that we plan and perform the audit to identify the audited control components and obtain reasonable assurance about whether these control components have been effectively maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, identifying the audited control components, assessing the risk that a material weakness exists regarding the audited control components and testing and evaluating the design and operating effectiveness of the audited control components based on the assessed risk. Our audit of these control components also included performing such other procedures as we considered necessary in the circumstances. Our audit only addressed the audited control components, as opposed to internal control over all the material processes in connection with financial reporting and therefore, our opinion addresses solely the audited control components. Moreover, our audit did not address any reciprocal effects between the audited control components and unaudited ones and accordingly, our opinion does not take into account any such possible effects. We believe that our audit provides a reasonable basis for our opinion within the context described above.

Because of its inherent limitations, internal control over financial reporting as a whole, and specifically the components therein, may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, based on our audit, the Company effectively maintained, in all material respects, the audited control components as of December 31, 2014.

We have also audited, in accordance with generally accepted auditing standards in Israel, the consolidated financial statements of the Company as of December 31, 2014, and 2013 and for each of the three years in the period ended December 31, 2014 and our report dated March 23, 2015 expressed an unqualified opinion thereon based on our audits and the report of the other auditors.

Tel-Aviv, Israel March 23, 2015	KOST FORER GABBAY & KASIERER A Member of Ernst & Young Global

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Gazit Globe Ltd.

We have audited the accompanying consolidated statements of financial position of Gazit Globe, Ltd. (the “Company”) and subsidiaries as of December 31, 2014 and 2013 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of a certain jointly controlled company accounted for using the equity method. The investment in this jointly controlled company amounted to NIS 4,098 million and NIS 4,312 million as of December, 31, 2014 and 2013, respectively, and the Company’s share in its earnings (losses) amounted to NIS (111) million, NIS 132 million and NIS 165 million for the years ended December 31, 2014, 2013 and 2012, respectively. The financial statements of this company were audited by other auditors, whose report has been furnished to us, and our opinion, insofar as it relates to amounts included for this company, is based on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated statements of financial position of the Company and subsidiaries as of December 31, 2014 and 2013 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Tel-Aviv, Israel March 23, 2015	KOST FORER GABBAY & KASIERER A Member of Ernst & Young Global

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,
		2014	2013
	Note	NIS in millions
ASSETS
CURRENT ASSETS
Cash and cash equivalents	3	650	1,018
Short-term investments and loans	4a	368	504
Marketable securities	4b	299	100
Financial derivatives	37d	90	39
Trade receivables	5	536	689
Other accounts receivable	6	303	302
Inventory of buildings and apartments for sale	7	588	692
Income taxes receivable		14	19

		2,848	3,363
Assets classified as held for sale	8	1,046	611

		3,894	3,974

NON-CURRENT ASSETS
Equity-accounted investees	9	6,213	5,907
Other investments, loans and receivables	10	564	659
Available-for-sale financial assets	11	383	435
Financial derivatives	37d	288	769
Investment property	12	56,646	53,309
Investment property under development	13	1,642	2,479
Non-current inventory		2	23
Fixed assets, net	14	171	160
Intangible assets, net	15	103	106
Deferred taxes	25m	78	106

		66,090	63,953

		69,984	67,927

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,
		2014	2013
	Note	NIS in millions
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Credit from banks and others	16	553	257
Current maturities of non-current liabilities	17	2,711	2,914
Financial derivatives	37d	59	32
Trade payables	18	900	940
Other accounts payable	19	1,262	1,272
Advances from customers and buyers of apartments	7	304	267
Income taxes payable		74	32

		5,863	5,714
Liabilities attributed to assets held for sale	8	110	73

		5,973	5,787

NON-CURRENT LIABILITIES
Debentures	20	24,433	22,231
Convertible debentures	21	1,254	1,221
Interest-bearing loans from financial institutions and others	22	8,552	12,692
Financial derivatives	37d	94	169
Other financial liabilities	23	190	198
Deferred taxes	25m	3,618	3,276

		38,141	39,787

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY	27
Share capital		232	229
Share premium		4,411	4,288
Retained earnings		4,915	5,160
Foreign currency translation reserve		(1,641)	(2,000)
Other reserves		127	146
Loans granted to purchase shares of the Company’s shares *)		—	—
Treasury shares		(21)	(21)

		8,023	7,802
Non-controlling interests	27i	17,847	14,551

Total equity		25,870	22,353

		69,984	67,927

*)	Represents an amount of less than NIS 1 million.

March 23, 2015
Date of approval of the	Chaim Katzman	Aharon Soffer	Gil Kotler
financial statements	Chairman of the Board	President	Executive Vice President and CFO

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF INCOME

		Year ended
		December 31,
		2014	2013	2012
	Note	NIS in millions
		(except for per share data)
Rental income	30	4,913	5,146	5,249
Property operating expenses	31	1,584	1,689	1,705

Net operating rental income		3,329	3,457	3,544

Revenues from sale of buildings, land and construction works performed	32	1,357	1,672	1,760
Cost of buildings sold, land and construction works performed	32	1,660	1,688	1,720

Gross profit (loss) from sale of buildings, land and construction works performed		(303)	(16)	40

Total gross profit		3,026	3,441	3,584

Fair value gain from investment property and investment property under development, net		1,053	962	1,938
General and administrative expenses	33	(619)	(610)	(673)
Other income	34a	55	218	164
Other expenses	34b	(81)	(74)	(47)
Company’s share in earnings of equity-accounted investees, net	9b	12	149	299

Operating income		3,446	4,086	5,265
Finance expenses	35a	(2,115)	(2,185)	(2,214)
Finance income	35b	157	549	120

Income before taxes on income		1,488	2,450	3,171
Taxes on income	25n	405	265	758

Net income		1,083	2,185	2,413

Attributable to:
Equity holders of the Company		73	927	901
Non-controlling interests		1,010	1,258	1,512

		1,083	2,185	2,413

Net earnings per share attributable to equity holders of the Company:	36
Basic net earnings		0.41	5.41	5.46

Diluted net earnings		0.39	5.35	5.25

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended December 31,
	2014	2013	2012
	NIS in millions
Net income	1,083	2,185	2,413

Other comprehensive income (loss) (net of tax effect *):
Items that are or will be reclassified to profit or loss:
Exchange differences on translation of foreign operations (1)	1,148	(2,443)	(416)
Realization of exchange differences on translation of equity-accounted foreign operations	—	—	3
Net gains (losses) on cash flow hedges (1)	46	239	(100)
Net gains (losses) on available-for-sale financial assets	36	(4)	37

	1,230	(2,208)	(476)
Items not to be reclassified to profit or loss:
Gain on revaluation of fixed assets in joint venture	—	(6)	10

Total other comprehensive income (loss)	1,230	(2,214)	(466)

Total comprehensive income (loss)	2,313	(29)	1,947

Attributable to:
Equity holders of the Company (2)	445	(46)	715
Non-controlling interests	1,868	17	1,232

	2,313	(29)	1,947

(1) Includes Group’s share in other comprehensive loss of investees according to the equity method	(34)	(19)	(3)

(2) Breakdown of total comprehensive income attributable to equity holders of the Company
Net income	73	927	901
Exchange differences on translation of foreign operations	307	(1,087)	(189)
Realization of exchange differences on translation of equity-accounted foreign operations	—	—	2
Net gains (losses) on cash flow hedges	29	123	(48)
Net gains (losses) on available-for-sale financial assets	36	(3)	39
Gain (loss) on revaluation of fixed assets in joint venture	—	(6)	10

	445	(46)	715

*)	For further details regarding other comprehensive income and related tax impact, see Note 27f

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings	Foreign currency translation reserve	Other reserves **)	Loans granted to purchase shares	Treasury shares	Total	Non- controlling interests	Total equity
	NIS In millions
Balance as of January 1, 2014	229	4,288	5,160	(2,000)	146	*) —	(21)	7,802	14,551	22,353
Net income	—	—	73	—	—	—	—	73	1,010	1,083
Other comprehensive income	—	—	—	307	65	—	—	372	858	1,230

Total comprehensive income	—	—	73	307	65	—	—	445	1,868	2,313
Issue of shares net of issuance expenses	3	113	—	—	—	—	—	116	—	116
Exercise, expiration and forfeituration of share options into Company’s shares	*) —	10	—	—	(10)	—	—	*) —	—	*) —
Revaluation of loans to purchase shares	—	—	*) —	—	—	*) —	—	—	—	—
Cost of share-based payment	—	—	—	—	9	—	—	9	40	49
Dividend paid	—	—	(318)	—	—	—	—	(318)	—	(318)
Charging the con-controlling interests share in equity deficit of subsidiary to equity holders of the Company	—	—	—	—	(79)	—	—	(79)	79	—
Capital issuance to non-controlling interests	—	—	—	58	(7)	—	—	51	2,378	2,429
Acquisition of non-controlling interests	—	—	—	(6)	3	—	—	(3)	(322)	(325)
Dividend to non-controlling interests	—	—	—	—	—	—	—	—	(747)	(747)

Balance as of December 31, 2014	232	4,411	4,915	(1,641)	127	*) —	(21)	8,023	17,847	25,870

*)	Represents an amount of less than NIS 1 million.
**)	For additional details regarding other reserves, see Note 27e.

The accompanying notes are an integral part of these consolidated financial statements

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings	Foreign currency translation reserve	Other reserves **)	Loans granted to purchase shares	Treasury shares	Total	Non- controlling interests	Total equity
	NIS in millions
Balance as of January 1, 2013	219	3,805	4,531	(913)	60	*) —	(21)	7,681	14,616	22,297
Net income	—	—	927	—	—	—	—	927	1,258	2,185
Other comprehensive income (loss)	—	—	—	(1,087)	114	—	—	(973)	(1,241)	(2,214)

Total comprehensive income (loss)	—	—	927	(1,087)	114	—	—	(46)	17	(29)
Issue of shares net of issuance expenses	*) 10	479	—	—	—	*) —	—	*) 489	—	*) 489
Exercise of share options into Company’s shares	—	4	—	—	(4)	*) —	—	*) —	—	*) —
Revaluation of loans to purchase shares	—	—	*) —	—	—	—	—	—	—	—
Repayment of loans to purchase shares	—	—	—	—	—	—	—	—	—	—
Cost of share-based payment	—	—	—	—	10	—	—	10	21	31
Dividend paid	—	—	(298)	—	—	—	—	(298)	—	(298)
Capital issuance to non-controlling interests	—	—	—	—	(30)	—	—	(30)	626	596
Acquisition of non-controlling interests	—	—	—	—	(4)	—	—	(4)	(33)	(37)
Issue and repurchase of convertible debentures in subsidiary	—	—	—	—	—	—	—	—	(8)	(8)
Dividend to non-controlling interests	—	—	—	—	—	—	—	—	(688)	(688)
Balance as of December 31, 2013	229	4,288	5,160	(2,000)	146	*) —	(21)	7,802	14,551	22,353

*)	Represents an amount of less than NIS 1 million.
**)	For additional details regarding other reserves, see Note 27e.

The accompanying notes are an integral part of these consolidated financial statements

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings	Foreign currency translation reserve	Other reserves **)	Loans granted to purchase shares	Treasury shares	Total	Non-controlling interests	Total equity
	NIS in millions
Balance as of January 1, 2012	218	3,787	3,792	(726)	149	*) —	(21)	7,199	12,197	19,396
Net income	—	—	901	—	—	—	—	901	1,512	2,413
Other comprehensive income (loss)	—	—	—	(187)	1	—	—	(186)	(280)	(466)

Total comprehensive income (loss)	—	—	901	(187)	1	—	—	715	1,232	1,947
Exercise of share options into Company’s shares	1	18	—	—	(16)	—	—	3	—	3
Revaluation of loans to purchase shares	—	—	—	*) —	—	*) —	—	—	—	—
Repayment of loans to purchase shares	—	—	—	—	—	*) —	—	*) —	—	—
Realization of fixed asset revaluation reserve in joint venture	—	—	102	—	(102)	—	—	—	—	—
Cost of share-based payment	—	—	—	—	4	—	—	4	43	47
Dividend paid	—	—	(264)	—	—	—	—	(264)	—	(264)
Capital issuance to non-controlling interests	—	—	—	—	125	—	—	125	2,099	2,224
Acquisition of non-controlling interests	—	—	—	—	(101)	—	—	(101)	(268)	(369)
Conversion and re-purchase of convertible debentures in subsidiary	—	—	—	—	—	—	—	—	(12)	(12)
Dividend to non-controlling interests	—	—	—	—	—	—	—	—	(675)	(675)

Balance as of December 31, 2012	219	3,805	4,531	(913)	60	*) —	(21)	7,681	14,616	22,297

*)	Represents an amount of less than NIS 1 million.
**)	For additional details regarding other reserves, see Note 27e.

The accompanying notes are an integral part of these consolidated financial statements

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOW

	Year ended
	December 31,
	2014	2013	2012
	NIS in millions
Cash flows from operating activities:
Net income	1,083	2,185	2,413

Adjustments required to present net cash provided by operating activities:
Adjustments to the profit or loss items:
Finance expenses, net	1,958	1,636	2,094
Company’s share in earnings of equity-accounted investees, net	(12)	(149)	(299)
Fair value gain from investment property and investment property under development, net	(1,053)	(962)	(1,938)
Depreciation and amortization	32	34	34
Taxes on income	405	265	758
Impairment loss of other assets	15	2	7
Capital loss, net	65	53	5
Change in employee benefit liability	—	—	(2)
Loss from decrease in holding interest and disposal of investees, net	1	11	—
Gain from bargain purchase (Note 34b)	(47)	(198)	(134)
Cost of share-based payment	45	41	47

	1,409	733	572

Changes in assets and liabilities items:
Decrease (Increase) in trade receivables and other accounts receivable	151	(138)	(40)
Decrease (increase) in inventories of buildings and land less advances from customers and buyers of apartments, net	37	(13)	57
Decrease in trade and other accounts payable	(148)	(54)	(104)
Increase in tenants’ security deposits, net	14	8	4

	54	(197)	(83)

Net cash provided by operating activities before interest, dividend and taxes	2,546	2,721	2,902

Cash received and paid during the year for:
Interest paid	(1,892)	(1,843)	(1,964)
Interest received (Note 37d)	193	218	54
Dividend received	233	155	395
Taxes paid	(56)	(69)	(44)
Tax refund received	2	7	25

	(1,520)	(1,532)	(1,534)

Net cash provided by operating activities	1,026	1,189	1,368

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOW

	Year ended December 31,
	2014	2013	2012
	NIS in million
Cash flows from investing activities:
Investment return and proceeds from sale of investee	33	54	12
Investment in and loans to investees	(313)	(1,275)	(266)
Acquisition, construction and development of investment property	(3,273)	(2,994)	(5,667)
Investments in fixed assets	(23)	(50)	(49)
Proceeds from sale of investment property	2,651	2,136	1,482
Proceeds from sale of fixed assets	3	38	—
Grant of long-term loans	(56)	(181)	(583)
Collection of long-term loans	226	329	79
Short-term investments, net	(9)	(30)	(20)
Investment in financial assets	(274)	(345)	(743)
Proceeds from sale of financial assets	267	110	1,134

Net cash used in investing activities	(768)	(2,208)	(4,621)

Cash flows from financing activities:
Issue of shares net of issue expenses	118	489	—
Repayment of loans granted for purchase of Company’s shares	—	*) —	*) —
Exercise of share options into Company’s shares	*) —	*) —	3
Capital issuance to non-controlling interests, net	2,365	536	1,832
Acquisition of non-controlling interests	(325)	(102)	(263)
Dividend paid to equity holders of the Company	(318)	(298)	(264)
Dividend paid to non-controlling interests	(739)	(698)	(653)
Receipt of long-term loans	1,608	1,429	6,140
Repayment of long-term loans	(6,253)	(4,820)	(6,042)
Repayment of long-term credit facilities from banks, net	(261)	(1,084)	(169)
Short-term credit from banks and others, net	377	(83)	(85)
Repayment and early redemption of debentures and convertible debentures	(1,284)	(1,366)	(3,177)
Issue of debentures and convertible debentures	3,768	6,033	6,168
Unwinding of hedging transactions (Note 37d)	243	392	—

Net cash provided by (used in) financing activities	(701)	428	3,490

Exchange differences on balances of cash and cash equivalents	75	(74)	(93)

Increase (decrease) in cash and cash equivalents	(368)	(665)	144
Cash and cash equivalents at the beginning of the year	1,018	1,683	1,539

Cash and cash equivalents at the end of the year	650	1,018	1,683

*) Represents an amount of less than NIS 1 million.
(a) Significant non-cash transactions:
Conversion and interest payment of convertible debentures for subsidiary’s shares	66	67	321

Acquisition of subsidiary’s shares for issuance of shares by subsidiaries	—	—	106

Dividend payable to non-controlling interests	85	77	87

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:- GENERAL

a.	The Company and its business activities

The Company, through its investees (“the Group”), is the owner, operator and developer of income producing properties in North America, Europe, Israel and Brazil and focuses mainly on the supermarket-anchored shopping center sector in urban growth markets. In addition, the Group operates in the development and construction sector primarily of residential projects in Israel and in Central-Eastern Europe and in other activities in similar fields.

The Company’s securities are listed for trading on the Tel-Aviv Stock Exchange (TASE), the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX) all under the ticker “GZT”.

b.	Definitions in these financial statements

The Company	-	Gazit-Globe Ltd.

The parent company	-	Norstar Holdings Inc. (“Norstar”) directly and through its wholly-owned subsidiary (collectively, “Norstar Group”).

Subsidiaries	-	Companies that are controlled (including de facto control) by the Company (as defined in IFRS 10) and whose accounts are consolidated with those of the Company.

Joint ventures	-	Companies owned by a number of entities that have a contractual arrangement for joint control, and whose accounts are accounted for using the equity method.

Joint operations	-	Companies owned by a number of entities that have a contractual arrangement for the rights to the assets and obligations for the liabilities relating to the arrangement and are presented in the Company’s financial reports according its share in the arrangement’s assets and liabilities, income and expenses.

Jointly controlled entities	-	Joint ventures and joint operation.

Associates	-	Companies over which the Company has significant influence (as defined in IAS 28) and that are not subsidiaries or joint ventures or joint operations in which the Company’s account for the investment in the financial statements using the equity method.

Investees	-	Subsidiaries, jointly controlled entities and associates

The Group	-	The Company, its subsidiaries and jointly-controlled entities listed in the appendix to the financial statements

Interested parties and Controlling Shareholders	-	As defined in the Israeli Securities Regulations (Annual Financial Statements), 2010.

Related parties	-	As defined in IAS 24 (Revised).

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: - GENERAL (Cont.)

EQY	-	Equity Once Inc., consolidated entity.

FCR	-	First Capital Reality Inc., consolidated entity.

CTY	-	Citycon Oyj, consolidated entity.

ATR	-	Atrium European Real Estate Limited, jointly controlled entity.

The reporting date	-	December 31, 2014.

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation of the financial statements

The consolidated financial statements of the Group have been prepared on a cost basis, except for investment property, investment property under development, and certain financial instruments including derivative instruments that are measured at fair value.

The Company presents profit or loss items using the “function of expense” method.

The basis of preparation of the financial statements

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Furthermore, the financial statements are prepared in accordance with provisions of the Israeli Securities Regulations (Annual Financial Statement), 2010.

Consistent accounting policy

The accounting policy in the financial statements is consistent in all periods presented, except as described below:

Changes in accounting policy due to application of new standards

Amendments to IAS 36, Impairment of Assets

In May 2013, the IASB published amendments to IAS 36, Impairment of Assets (the “Amendments”) dealing with disclosure requirements with regard to fair value less costs of disposal of assets. The Amendments include additional disclosure requirements regarding the recoverable amount and the fair value.

The Amendments are effective prospectively beginning from January 1, 2014. The initial adoption of the Amendments had no material impact on the Company’s financial statement.

International Financial Reporting Clarification No. 21 (IFRIC 21), Levies

In May 2013, the IASB published International Financial Reporting Clarification No. 21 (IFRIC 21 (the “Interpretation”) regarding levies that are imposed by a government through legislation. Pursuant to the Interpretation, an obligation for the payment of a levy will only be recognized upon the occurrence of the event creating the payment obligation. The Interpretation is effective from January 1, 2014. The initial adoption of the Interpretation, had no material impact on the Company’s financial statements.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b.	Significant accounting judgments, estimates and assumptions used in the preparation of the financial statements

The preparation of the Group’s consolidated financial statements requires management to exercise judgments and make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, in the reporting period. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the assets or liabilities affected in future periods.

Judgments

In the process of applying the significant accounting policies, the Group has applied its judgment and has considered the following issues which have the most significant effect on the amounts recognized in the financial statements:

Topic	Considerations Main	Reference/Possible Effect
Existence of effective control

•    Materiality of percentage of voting rights relative to the holdings of the other holders of voting rights

•    Degree to which the other holdings are diversified

•    Voting patterns at prior meetings of shareholders

Consolidation of financial statements or application of the equity method and relevant measurement impact– refer to Note 2c and Note 9d, e and f

Leasing of investment property	Classification as a finance lease or as an operating lease in accordance with the transfer of risks and rewards criteria with respect to the leased property	Recording the investment as property and the income as rental income or recording it as a financial investment and interest income – refer to Note 2t

Acquisitions of subsidiaries that are not business combinations	Analysis of the transaction in light of the definition of a “business” in IFRS 3, in order to decide whether the transaction constitutes a business combination or asset acquisition	Recording the acquisition consideration as an investment in an asset, or recording an investment in net identifiable assets, including deferred taxes – refer to Note 2o

Reliable measurement of the fair value of investment property under development

•    Is the property under development located in a developed and liquid market?

•    Is there a reliable estimate of the construction costs?

•    Relevant regulatory consent for the utilization of the land rights been obtained, does an applicable zoning and city plan exist and have building permits been received?

•    Has a major percentage of the leasable areas been preleased to tenants?

Measurement of investment property under construction at cost or at fair value – refer to Note 13

Reporting income on a net basis or on a gross basis	Who primarily bears the risks and rewards arising from the transaction?	Reporting rental income on a gross or net basis – refer to Note 2z

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The key assumptions made in the financial statements concerning uncertainties at the balance sheet date and the critical estimates calculated by the Group that may cause a material adjustment to the carrying amounts of assets and liabilities in the next financial year are discussed below:

Topic	Estimates and Main Assumptions	Reference/Possible Effect
Valuation of investment property and investment property under development	The required yields on the Group’s properties, future rental rates, occupancy rates, lease renewal rates, the probability of leasing out vacant plots and the date thereof, property operating expenses, the financial strength of the tenants and required capital expenditure	Determination of the fair value of investment property vis-à-vis the fair value gains (losses) in the statement of income—refer to Note 12 and Note 13

Impairment of equity-accounted investees	The anticipated cash flows and the appropriate capitalization rate for measuring the recoverable amount with the addition of certain adjustments	Determination whether to record an impairment—refer to Note 2u2 and Note 9c5

Bargain purchase gain	Identifying the assets and liabilities, net that were acquired in the transaction and their reliable measurement in order to reflect the figures of the acquired company	Determination of the goodwill or the bargain purchase gain arising from the acquisition—refer to Note 9c and Note 34a

Recording of deferred tax assets	Expectation of future taxable income considering the timing, the amount of the expected taxable income and the tax planning strategy	Note 2w and Note 25m

Determination of fair value of nonmarketable financial derivatives (swap contract)	Discounting the future cash flows by interbank yield curve, with adjustments for the inter-currency liquidity spreads, inflation expectations and the credit risk of the parties	Revaluation of financial derivatives in profit or loss or in other comprehensive income – refer to Note 37b

Determination of the fair value of share-based compensation transactions	Use of a standard options pricing model based on the share price and the exercise price data and on assumptions regarding expected volatility, expected duration and expected dividend	Recording of salary expenses against capital reserve – refer to Note 2x and Note 28

Revenue recognition from construction contracts	Estimation of percentage of completion including estimations regarding collection ability, project costs and total revenues	Timing and amounts of revenue recognition and costs recognized, refer to Note 2z

c.	Consolidated financial statements

The consolidated financial statements include the financial statements of the Company as well as the entities that are controlled by the Company (subsidiaries). Control exists when the Company has power over the investee, exposure, or rights, to variable returns from its involvement with the investee and the ability to use its power over the investee to affect the amount of the investor’s returns. In assessing control, potential voting right are only considered if they are substantive. Financial statements are consolidated from the date control is obtained until the date that control ceases.

Consolidation due to effective control

The Group consolidates certain subsidiaries on the basis of effective control in accordance with IFRS 10.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Below is the aspects reviewed by the Group which, when evaluating the overall circumstances, may evidence the existence of effective control:

1.	Holding a significant voting interest (even if less than half of the voting rights).

2.	Wide diversity of public holdings of the remaining shares conferring voting rights.

3.	The Group has the majority of the participating voting power (quorum) according to historical records of the general meetings of shareholders and voting agreements with other shareholders, granting it in fact the right to appoint the majority of the board members.

4.	The absence of other single entity beside the Group that holds a significant portion of the investee’s shares.

5.	The ability to establish policies and guide operations by appointing the investee’s senior management (CEO, Chairman of the Board).

6.	The minority shareholders have no participating rights or other preferential rights, excluding standard protective rights.

Based on the above criteria and the following circumstances:

1.	The Group has consolidated in its financial statements due to effective control the accounts of CTY, inter alia, due to its holding of a significant voting interest of 42.8% in CTY at the reporting date, the wide diversity of the public holdings of the remaining shares, restriction on other shareholders to hold above 30% of CTY’s shares without issuing tender offer, the Group has ownership of a majority of the voting power that participates in the general meetings, enabling inter alia its ability to appoint the majority of the directors and indirectly, the senior management of CTY. In addition the Group has a voting agreement with of other shareholders, refer to Note 26a3.

2.	The Group has consolidated in its financial statements due to effective control the accounts of EQY, inter alia, due to a significant holding interest and voting rights of 43.3% in EQY at the reporting date, wide diversity of public holdings of the remaining shares, restriction on other shareholders from holding above a certain interest in EQY, the Group has ownership of a majority of the participating voting power in the general meetings enabling inter alia its ability to appoint the majority of directors and indirectly, the senior management of EQY. In addition, the Group has voting agreement with other shareholders, refer to Note 9d6.

3.	The Group has consolidated in its financial statements due to effective control the accounts of FCR, inter alia, due to a significant holding interest and voting rights of 44.0% in FCR at the reporting date, wide diversity of public holdings of the remaining shares, the Group has ownership of a majority of the participating voting power in the general meetings enabling inter alia its ability to appoint the majority of directors and indirectly, the senior management of FCR. In addition, the Group has a voting agreement with other shareholders, see Note 26a 6.

Non-controlling interests represent the equity in subsidiaries that are not attributable, directly or indirectly, to the parent company. Profit or loss and each component of other comprehensive income are attributed to the Company and non-controlling interests. Losses are attributed to non-controlling interests even if the non-controlling interests balance reported in the consolidated statement of financial position is negative.

In cases where the Company provides loans and/or guarantees for a subsidiary’s debts in excess of its percentage interest therein, the Company recognizes its equity in the comprehensive income/loss of the subsidiary in accordance with the percentage interest in the subsidiary. This notwithstanding, in the Statement of Changes in Equity, the Company makes a “reattribution” of the losses generated, so that the non-controlling interests are not presented at an amount that is less than the amount of financing to which they have committed.

When the Group acquires non-controlling interests the difference between the consideration and the carrying amount of the acquired interest is recorded as a reduction or increase in equity under transactions with non-controlling interests. Upon disposal of rights in a subsidiary that does not result in a loss of control, an increase or decrease in equity is recognized as the difference between the consideration received by the Group and the carrying amount of the non controlling interests in the subsidiary adjusted for the disposal of goodwill in the subsidiary, if any, and amounts recognized in other comprehensive income, if any. Transaction costs in respect of transactions with non-controlling interests are also recorded in equity.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Significant intragroup balances and transactions and gains or losses resulting from intragroup transactions are eliminated in full in the consolidated financial statements.

The financial statements of the Company and of the consolidated investees are prepared as of the same dates and periods. The accounting policies in the financial statements of those investees are applied consistently and uniformly with the policy applied in the financial statements of the Company.

d.	Functional and foreign currencies

1.	Functional and presentation currency

The presentation currency of the financial statements is the NIS.

The functional currency, which is the currency that best reflects the economic environment in which the Company operates and conducts its transactions, is determined separately for each Group entity, including entities accounted for using the equity method, and is used to measure its financial position and operating results. The functional currency of the Company is the NIS.

When an Investee’s functional currency differs from the functional currency of the Company, that Investee represents a foreign operation whose financial statements are translated so that they can be included in the consolidated financial statements as follows:

a)	Assets and liabilities for each balance sheet item presented (including goodwill and purchase adjustments) are translated at the closing rate as of the reporting date.

b)	Income and expenses for each period presented in the income statement are translated at average exchange rates for the presented periods; however, if exchange rates fluctuate significantly, income and expenses are translated at the exchange rates at the date of the transactions.

c)	Share capital and capital reserves are translated at the exchange rate prevailing at the date of incurrence.

d)	Retained earnings are translated based on the opening balance translated at the exchange rate at that date and other relevant transactions during the period are translated as described in b) and c) above.

e)	Exchange differences are recognized in other comprehensive income (loss).

On partial disposal of a subsidiary that includes a foreign operation that does not leads to loss of control, the Group re-attributes the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income to the non-controlling interests in that foreign operation. In addition, upon disposal of a foreign operation that leads to loss of control of a subsidiary, the cumulative amount of the exchange differences relating to that foreign operation, recognized in other comprehensive income, is transferred to the income statement. Intra-group loans for which settlement is neither planned nor likely to occur in the foreseeable future are, in substance, a part of the investment in that foreign operation and are accounted for as part of the investment and the exchange differences arising from these loans are recognized in other comprehensive income (loss).

2.	Transactions in foreign currency

Transactions denominated in foreign currency are recorded on initial recognition at the exchange rate at the date of the transaction. After initial recognition, monetary assets and liabilities denominated in foreign currency are translated at each reporting date into the

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

functional currency at the exchange rate at that date. Exchange differences, other than those capitalized to qualifying assets or recorded in other comprehensive income, are recognized in the income statement. Non-monetary assets and liabilities measured at cost are translated at the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currency and measured at fair value are translated into the functional currency using the exchange rate prevailing at the date when the fair value was determined.

3.	Index-linked monetary items

Monetary assets and liabilities linked to the changes in the Israeli Consumer Price Index (“Israeli CPI”) are adjusted at the relevant index at each reporting date according to the terms of the agreement. Linkage differences arising from the adjustment, as above, other than those capitalized to qualifying assets, are recognized in profit or loss.

e.	The operating cycle

The Group has two operating cycles. The average operating cycle of construction and sale of buildings and apartments’ activity is three years. The operating cycle of the investment property and of the construction works activities is one year (see Note 7). Accordingly, the assets and liabilities directly attributable to this activity are classified in the statement of financial position as current assets and liabilities based on the operating cycle.

f.	Cash equivalents

Cash equivalents are highly liquid investments, including short-term bank deposits which are not restricted by liens, whose original term to maturity is up to three months from the investment date.

g.	Short-term deposits

Short-term bank deposits are deposits with maturities of more than three months from investment and do not meet the definition of cash equivalents. Deposits are presented in accordance with their terms of deposit.

h.	Allowance for doubtful accounts

The allowance for doubtful accounts is determined in respect of specific debts whose collection, in the opinion of Group’s management, is doubtful. Impaired trade receivables are derecognized when they are assessed as uncollectible.

i.	Inventory of buildings and apartments for sale

Cost of inventory of buildings and apartments for sale includes direct identifiable costs with respect to acquisition cost of land, such as purchase tax, fees and levies as well as construction costs. The Company also capitalizes to the cost of inventory of buildings and apartments for sale borrowing costs incurred from the period when the Company commences development activities.

Inventory of buildings and apartments for sale is measured at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less estimated costs of completion and the estimated selling costs.

Inventory under construction is measure on cost basis. The cost includes borrowing costs that apply to financing the project until its completion, planning and designing costs, indirect construction cost that were allocated and other related costs.

Inventories of land include acquisitions by the Group in an exchange transaction in which in consideration for the land, the vendor is provided units in the completed project. Such land is measured at fair value and a corresponding liability is recognized for construction services.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Inventories of land include acquisitions by the Group in a transaction where the Group undertakes to pay cash based on the selling price of the units in the completed project. Such land is measured upon initial recognition by reference to the fair value of the property and the financial liability in respect of the expected future payments. In subsequent periods, the financial liability is adjusted based on the revised expected cash outflows. The changes in the fair value of the liability are recorded as project costs.

j.	Receivables from construction contracts

Income receivable from construction contracts is separately calculated for each construction contract and presented in the statement of financial position at the aggregate amount of total costs incurred and total recognized profits less total recognized losses and progress billings. Progress billings are amounts billed for work performed up to the reporting date, whether settled or not settled. The financial asset, receivables for construction contracts, is reviewed for impairment and derecognition as discussed below regarding impairment of financial assets presented at amortized cost and the derecognition of financial assets, respectively.

Costs of projects based on construction contracts are recognized at cost that includes identifiable direct costs and shared indirect costs. Shared indirect costs are allocated between the projects using a relevant basis.

When the amounts received for a particular project exceed total costs incurred with the addition of the total profits recognized and net or the total losses recognized, the net amounts received will be presented as a liability for customer advances.

k.	Financial instruments

All financial assets are recognized initially at fair value plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs.

1.	Financial assets at fair value through profit or loss

Financial assets that are measured at fair value through profit or loss comprise of financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss.

Financial assets held for trading include derivatives that are not designated as hedging instruments.

These derivatives are measured at fair value with changes in fair value recognized in the income statement. The Group assesses whether embedded derivatives are required to be separated from host contracts when the Group first becomes party to the contract. Reassessment is only required if there is a change in the terms of the contract that significantly modifies the cash flows from the contract.

2.	Loans and receivables and investments held to maturity

The Group has loans and receivables that are financial assets (non-derivative) with fixed or determinable payments that are not quoted in an active market. Investments held to maturity are financial assets (non-derivative) with fixed or determinable payments in which the Group has the intention and ability to hold to maturity. After initial recognition, loans and receivables and investments held to maturity (“the investments”) are measured based on their terms at amortized cost using the effective interest method taking into account directly attributable transaction costs. Short-term receivables (such as trade and other receivables) are measured based on their terms, normally at face value. Gains and losses are recognized in profit or loss when the investments are derecognized or impaired, as well as through the systematic amortization process. As for recognition of interest income, see y below.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

3.	Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not classified in any of the preceding categories. After initial recognition, available-for-sale financial assets are measured at fair value. Gains or losses from fair value adjustments, except for exchange differences and interest that relate to monetary debt instruments and dividend that relates to equity instrument that are carried to profit or loss, are recognized in other comprehensive income (loss). When the investment is disposed of or in case of impairment, the equity reserve in other comprehensive income (loss) is reclassified to profit or loss, presented under “Decrease in value of financial investments”, or under “loss from sale of marketable securities”, as applicable. As for recognition of interest income on debt instruments and dividends earned on equity instruments, see z below.

4.	Offsetting financial instruments

Financial assets and financial liabilities are offset, and the net amount is presented in the statement of financial position, provided there is a legally enforceable right to offset the recognized amounts, and there is an intention either to settle on a net basis or to realize the asset and settle the liability simultaneously. The right to offset needs to be legally enforceable not just during the normal course of business but also in the event of bankruptcy or insolvency of one the parties. In order for the right to offset to be currently available, it cannot be contingent on a future event, nor can there be periods during which it will not apply or events that will cause its expiration.

5.	Financial liabilities measured at amortized cost

Interest-bearing loans and borrowings are initially recognized at fair value less directly attributable transaction costs (such as loan raising costs). After initial recognition, loans, including debentures, are measured based on their terms at amortized cost using the effective interest method taking into account directly attributed transaction costs. Short-term credit is disclosed according to it terms, usually in its nominal value.

6.	Compound financial instruments

Convertible debentures that were issued in the issuing company’s functional currency which are unlinked to certain index and not stated in foreign currency and which contain both an equity component in respect of conversion options and a liability component, are separated into an equity component (net of the tax effect) and a liability component. Each component is presented separately net of the respective transaction costs. This separation is calculated by determining the liability component first based on the fair value of an equivalent non-convertible liability. The value of the equity component is determined as the residual value. For convertible debentures that were issued by subsidiaries, the equity component is included within non-controlling interests.

The liability component is accounted for after initial recognition as described above in respect of financial liabilities measured at amortized cost and presented in the statement of financial position as a current or non-current liability based on the settlement date in cash.

7.	Issue of a bundle of securities

The issue of a bundle of securities involves the allocation of the proceeds received (before issue expenses) to the components of the securities issued in the bundle based on the following hierarchy: fair value is initially determined for derivatives and the financial instruments measured at fair value at each reporting period, then the fair value is determined for financial liabilities that are measured at each reporting period at amortized cost, while the proceeds allocated in respect of equity instruments are determined as a residual value. Direct issue costs are allocated to each component pro rata to the amounts determined for each component. Allocation of proceeds between components in the same level of hierarchy is based on relative fair value of those components.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

8.	Treasury shares

Company shares held by the Company are recognized at cost and deducted from equity. Any purchase, sale, issue or cancellation of treasury shares is recognized directly in equity.

9.	Derecognition of financial assets

A financial asset is derecognized when the contractual rights to the cash flows from the financial asset expire or the company has transferred its contractual rights to receive cash flows from the financial asset or assumes an obligation to pay the cash flows in full without material delay to a third party and has transferred substantially all the risks and rewards of the asset, or has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

10.	Derecognition of financial liabilities

A financial liability is derecognized when it is extinguished, meaning, when the obligation is discharged, cancelled or expires. A financial liability is extinguished when the debtor (the Group):

•	discharges the liability by paying in cash, other financial assets, goods or services; or

•	is legally released from the liability.

Where an existing financial liability is exchanged with another liability from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is accounted for as an extinguishment of the original liability and the recognition of a new liability. The difference between the carrying amount of the above liabilities is recognized in the profit or loss. If the exchange or modification is immaterial, it is accounted for as a change in the terms of the original liability and no gain or loss is recognized from the exchange. When determining whether an exchange transaction of a debt instrument constitutes material change, the Group takes into consideration quantitative as well as qualitative criteria.

l.	Impairment of financial assets

The Group assesses at each reporting date whether there is any objective evidence that the following financial asset or group of financial assets is impaired.

1.	Financial assets carried at amortized cost

There is objective evidence of impairment of debt instruments, loans and receivables measured at amortized cost as a result of one or more events that has occurred after the initial recognition of the asset and that loss event has a negative impact on the estimated future cash flows. The amount of the loss carried to profit or loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not yet been incurred) discounted at the original effective interest rate. If the financial asset bears a variable interest rate, the discount rate is the current effective interest rate. In subsequent periods, the amount of the impairment loss is reversed if the recovery of the asset can be related objectively to an event occurring after the impairment was recognized.

The amount of the reversal, as abovementioned, is recognized as profit or loss up to the amount of any previous impairment.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.	Available-for-sale financial assets

For equity instruments classified as available-for-sale financial assets, the objective evidence includes, inter alia, a significant or prolonged decline in the fair value of the asset below its cost. The examination of a significant or prolonged impairment depends on the circumstances at each balance sheet date. The examination considers historical volatility in fair value and the existence of a continuous decline in fair value. Where there is evidence of impairment, the cumulative loss is reclassified from other comprehensive income to profit or loss. In subsequent periods, reversal of impairment loss is recognized as other comprehensive income.

m.	Financial derivatives and hedge accounting

In line with its risk management policy, the Group occasionally enters into derivative contracts such as cross-currency swaps of principle and interest (“swap”), currency forward contracts and Interest Rate Swaps (“IRS”) to hedge its risks associated with changes in interest rates and currency exchange fluctuations. Such financial derivatives are presented as current or non-current based on their maturity dates.

After initial recognition, derivatives are measured at fair value. Any gains or losses arising from changes in fair value on derivatives that do not qualify for hedge accounting are carried to profit or loss.

At the inception of certain hedge transactions, the Group formally designated the hedge relationship in order to apply hedge accounting. The hedge effectiveness is assessed regularly at each reporting period. Hedges that meet the criteria for hedge accounting are accounted for as follows:

Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is recognized in other comprehensive income, while any ineffective portion is recognized immediately in profit or loss. Amounts recognized as other comprehensive income are reclassified to profit or loss when the hedged transaction affects profit or loss, or when a forecasted transaction or firm commitment is no longer expected to occur.

If the hedging instrument expires or is sold, terminated or exercised, or if its designation as a hedge is revoked, amounts previously recognized as other comprehensive income remain in other comprehensive income until the forecasted transaction or the firm commitment occurs.

On unwinding hedging transactions, whether or not they are designated as an accounting hedge, when the transaction includes a hedge of cash flows with respect to principal and interest, the cash flows received are classified in the statement of cash flow under financing activity, in respect of the cash flows representing the hedge of the principal component, and under operating activity, in respect of the cash flows representing the hedge of the interest component. With regard to unwinding of cross-currency swap hedging transactions during 2014, refer to Note 37d.

Hedges of a net investment in a foreign operation

Hedges of a net investment in a foreign operation, including a hedge of a monetary item that is accounted for as part of the net investment, are accounted for similar to cash flow hedges. Upon disposal of foreign operation, the cumulative translation difference in comprehensive income is reclassified to profit or loss.

n.	Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair measurement is based on the assumption that the transaction takes place in the principal market of the asset or the liability, or, in the absence of a principal market, in the most advantageous market. The fair value of an asset or a liability is measured using the assumption that market participants will assume, at the time of pricing the asset or the liability, that market participants act in their economic best interest.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The fair value of financial instruments that are traded in active markets is determined by reference to quoted market prices at each reporting date. For investments where there is no active market, fair value is determined using appropriate valuation techniques. Such techniques include using recent arm’s length market transactions; reference to the current market value of another instrument that is substantially the same; a discounted cash flow analysis or other valuation models. Further details are provided in Note 37b.

Fair value measurement of a non-financial asset takes into account the ability of a market participant to generate economic benefits through making the highest and best use of the asset or by selling it to another market participant who will make the highest and best use of it.

The Group uses valuation techniques appropriate in the circumstances and for which sufficient data is available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities that are measured at fair value or whose fair value is disclosed are divided into categories within a fair value hierarchy, based on the lowest level input that is significant to the entire fair value measurement:

Level 1:	Prices quoted (un-adjusted) on active markets of similar assets and liabilities.

Level 2:	Data other than quoted prices included in level 1, which may be directly or indirectly observed.

Level 3:	Data not based on observable market information (valuation techniques not involving use of observable market data).

For additional information regarding the fair value of assets and liabilities measured at fair value or that their fair value is disclosed, refer to Note 37b and c.

o.	Business combinations and goodwill

Business combinations are accounted for by applying the acquisition method. Under this method, the assets and liabilities of the acquired business are identified at fair value on the acquisition date. The cost of the acquisition is the aggregate fair value of the assets acquired, liabilities assumed and equity rights issued by the acquirer on the date of acquisition. In respect of each business combinations, non-controlling interests are measured either at fair value on the acquisition date or at the relative share of the non-controlling interests in the acquiree’s net identifiable assets. The Direct acquisition costs are recognized immediately as an expense in profit or loss.

In a business combination achieved in stages, equity rights in the acquiree that had been previously held by the acquirer prior to obtaining control are measured at the acquisition date at fair value and are included in the acquisition consideration by recognizing the gain or loss resulting from the fair value measurement. In addition, amounts previously recorded in other comprehensive income are reclassified to profit and loss.

Goodwill is initially measured at cost which represents the excess acquisition consideration and non-controlling interests over the net identifiable assets acquired and liabilities assumed as measured on the acquisition date. If the excess is negative, the difference is recorded as a gain from bargain purchase in profit and loss upon acquisition.

Acquisitions of subsidiaries that are not business combinations

Upon the acquisition of subsidiaries and operations that do not constitute a business, the acquisition consideration is only allocated between the acquired identifiable assets and liabilities based on their relative fair values on the acquisition date without attributing any amount to goodwill or to deferred taxes, whereby the non-controlling interests, if any, participate at their relative share of the fair value of the net identifiable assets on the acquisition date. Directly attributed costs are recognized as part of the acquisition cost.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Investments in associates and joint ventures

The investment in associates or joint ventures is accounted for using the equity method. Under the equity method, the investment in associates or joint ventures is accounted for in the financial statements at cost plus changes in the Group’s share of net assets, including other comprehensive income (loss), of the associates or joint ventures. The equity method is applied until the loss of significant influence or joint control or classification of the investment as non-current asset held-for-sale.

The Group continues to apply the equity method in cases which the associate become a joint venture and vice versa. The Company applies the provision of IFRS 5 with regards to the investment or part of the investment in associate or Joint venture that is classified as held for sale. The remaining of the investment not classified as held for sale, is still measured according to the equity method.

Goodwill relating to the acquisition of associates or joint ventures and to the increase in holding interest is initially measured as the difference between the acquisition cost and the Group’s share in the net fair value of the associates or joint ventures’ net identifiable assets. After initial recognition, goodwill is measured at cost less, if applicable, any accumulated impairment loss and is not systematically amortized. Goodwill is examined for impairment as part of the investment in the associate or joint ventures as a whole. In case the acquisition cost is lower than the net fair value of the associated net identified assets the difference is recognized as a gain from bargain purchase in profit or loss.

Profits and losses resulting from transactions between the Group and associates or joint ventures are eliminated to the extent of the interest in the investees.

The financial statements of the Company and of the associates or joint ventures are prepared as of the same dates and periods. The accounting policy in the financial statements of the associates and joint ventures has been applied consistently and uniformly with the policy applied in the financial statements of the Group.

q.	Investment property

An investment property is property (land or a building or both) held by the owner or by the lessee under a finance lease to earn rentals or for capital appreciation or both rather than for use in the production or supply of goods or services, for administrative purposes or sale in the ordinary course of business.

Investment property is measured initially at cost, including costs directly attributable to the acquisition. After initial recognition, investment property is measured at fair value which reflects market conditions at the balance sheet date. Gains or losses arising from changes in fair value of investment property are recognized in profit or loss when they arise. Investment property is not systematically depreciated.

Investment property under development, designated for future use as investment property, is also measured at fair value, provided that fair value can be reliably measured. However, when fair value is not reliably determinable, such property is measured at cost, less any impairment losses, if any, until either development is completed, or its fair value becomes reliably determinable, whichever is earlier. The cost of investment property under development includes the cost of land, construction costs, borrowing costs used to finance construction, direct incremental planning and development costs and leasing costs.

In order to determine the fair value of investment property, the Group uses valuations performed mainly by accredited independent appraisers who hold a recognized and relevant professional qualification and by the Group’s managements that have extensive professional knowledge. For further details refer to Notes 12 and 13.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Investment properties are derecognized on disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from its disposal. The difference between the net disposal proceeds and the carrying amount of the asset is recognized in profit or loss in the period of the disposal.

r.	Fixed assets

Items of fixed assets are measured at cost with the addition of direct acquisition costs, less accumulated depreciation and accumulated impairment losses, if any, and excluding day-to-day servicing expenses.

Depreciation is calculated for every significant item separately on a straight-line basis over the useful life of the assets at annual rates as follows:

	%
Buildings	2
Motor vehicles	15
Equipment	2.5-5	(mainly 5%)
Computers, office furniture and office equipment	6-33

Leasehold improvements are depreciated on a straight-line basis over the shorter of the lease term (including the extension option held by the Group and intended to be exercised) and the expected useful life of the improvement.

The useful life and the residual value of an asset are reviewed at least once at each year-end and the changes, if any, are accounted for prospectively as a change in accounting estimate.

Depreciation of an asset ceases at the earlier of the date that the asset is classified as held for sale and the date that the asset is derecognized.

s.	Intangible assets

Intangible assets acquired in a business combination are recognized at fair value at the acquisition date. Intangible assets, that according to management’s assessment, have a finite useful life are amortized over their useful life using the straight-line method (refer to Note 15) and reviewed for impairment whenever there is an indication that the intangible assets may be impaired. The useful life and residual value are reviewed at least once a year.

t.	Leases

The tests for classifying leases as finance or operating leases depend on the substance of the agreements and are made at the inception of the lease in accordance with the principles set out in IAS 17.

Operating leases - the Group as lessee

Lease agreements are classified as an operating lease if they do not transfer substantially all the risks and rewards incidental to ownership of the leased asset. Lease payments are recognized as an expense in profit or loss on a straight-line basis over the lease term.

Finance leases - the Group as lessee

Finance leases transfer to the Group substantially all the risks and benefits incidental to ownership of the leased asset. At the commencement of the lease term, the leased assets are measured at the fair value of the leased asset or, if lower, at the present value of the minimum lease payments. The liability for lease payments is presented at its present value and the lease payments are apportioned between finance charges and a reduction of the lease liability using the effective interest method. The leased asset is amortized over the shorter of its useful life or the lease period.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Operating leases - the Group as lessor

Lease agreements where the Group does not transfer substantially all the risks and rewards incidental to ownership of the leased asset are classified as operating leases. Initial direct costs incurred in respect of the lease agreement are added to the carrying amount of the leased asset and recognized as an expense in parallel with the lease income (regarding investment property - as part of the fair value adjustments).

Finance leases - the Group as lessor

A lease is classified as a finance lease where all the risks and rewards incident to ownership of the asset are transferred to the lessee. The leased asset is derecognized as a financial asset, “Receivables with respect to finance lease”, at an amount equal to the present value of the lease payments. Subsequent to the initial recognition, lease payments are allocated between finance income and settlement of the receivables with respect to the lease.

u.	Impairment of non-financial assets

The Company examines the need to recognize an impairment of non-financial assets whenever events or changes in circumstances indicate that their carrying amount is not recoverable. If the carrying amount of non-financial assets exceeds their recoverable amount, the carrying amount is reduced to their recoverable amount. The recoverable amount is the higher of fair value less costs to sell and value in use. In measuring value in use, the estimated net operating future cash flows are discounted using a pre-tax discount rate that reflects the risks specific to the asset. Impairment loss is recognized in profit or loss.

An impairment loss of an asset, other than goodwill, is reversed only if there have been changes in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. Reversal of an impairment loss, as above, shall not be increased above the lower of the carrying amount that would have been determined (less depreciation) had no impairment loss been recognized for the asset in prior periods and its recoverable amount. A reversal of an impairment loss of an asset measured at cost is recognized as income in profit or loss.

The following criteria are applied in assessing impairment for the following specific assets:

1.	Goodwill in respect of subsidiaries

For the purpose of impairment testing, goodwill acquired in a business combination is allocated, at acquisition date, to each of the cash generating units that are expected to benefit from the synergies of the combination.

The Group reviews goodwill for impairment once a year on December 31, or more frequently, if events or changes in circumstances indicate that impairment has occurred.

Impairment test for goodwill is carried out by determining the recoverable amount of the cash-generating unit (or group of cash-generating units) to which the goodwill belongs. In certain circumstances for impairment test of goodwill, the recoverable amount is adjusted for the difference between the carrying amount of recognized deferred tax liability and its fair value. If the recoverable amount of the cash-generating unit (or group of cash generating units), to which goodwill has been allocated, is lower than its carrying amount, an impairment loss is recognized and attributed first to reduce the carrying amount of goodwill. Impairment losses recognized for goodwill cannot be reversed in subsequent periods. For additional information, refer to Note 15.

2.	Investments in associates and joint ventures

After application of the equity method of accounting, the Group examines whether it is necessary to recognize any additional impairment loss with respect to investments in the associates or joint ventures. The recoverable amount is the higher of fair value and value in use which is determined based on the estimated net cash flows to be generated by the associate or

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

joint venture. Impairment loss, as above, is not attributed specifically to goodwill. Therefore, it may be reversed in full in subsequent periods, up to the recognized impairment loss, if the recoverable amount of the investment increases. For additional information, refer to Note 9c.

v.	Non-current assets classified as held for sale

A non-current asset or a group of assets (disposal group) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the assets must be available for immediate sale in their present condition, the Group must be committed to sell, there is a plan to locate a buyer and it is highly probable that a sale will be completed within one year from the date of classification. The depreciation of the assets ceases upon initial classification date, and they are presented separately in the statement of financial position as current assets, and measured at the lower of their carrying amount and fair value less costs to sell.

Investment property measured at fair value and classified as held for sale, as above, continues to be measured at fair value and presented separately in the statement of financial position as assets classified as held for sale.

w.	Taxes on income

The tax results in respect of current or deferred taxes are recognized as profit or loss except to the extent that the tax arises from items which are recognized in other comprehensive income or directly in equity.

1.	Current taxes

The current tax liability is measured using the tax rates and tax laws that have been enacted or substantively enacted by the reporting date as well as adjustments required in connection with the tax liability in respect of previous years.

2.	Deferred taxes

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the reporting date.

Deferred tax assets are reviewed at each reporting date and reduced to the extent that it is not probable that the related tax benefit will be realized. Similarly, temporary differences for which deferred tax assets have not been recognized are reviewed, and deferred tax assets are recognized to the extent that their utilization has become probable. Any resulting reduction or reversal is recognized in profit or loss.

Nevertheless, deferred taxes are recognized for distribution of earnings by a subsidiary which qualifies as a REIT for tax purposes, due to the REIT’s policy to distribute most of its taxable income to its shareholders. The abovementioned deferred taxes are recognized based on the Group’s interests in the REIT (further details are provided in Note 25b).

In situations where the Group holds single asset entities and where the manner in which the Group expects to realize the investment is by selling the shares of the single asset entity rather than by disposing of the asset itself, the Group recognizes deferred taxes both in relation to the temporary inside differences arising from the gap between the tax basis of the asset and its book value and, if relevant, also in relation to the temporary outside differences arising from the gap between the tax basis of the shares of the single asset entity and the share of the Group that holds the net assets of the single asset entity in the consolidated financial statements.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Taxes that would apply in the event of the sale of investments in subsidiaries have not been taken into account in recognizing deferred taxes, as long as the realization of the investments is not expected in the foreseeable future. Also, deferred taxes with respect to distribution of earnings by investee companies as dividend are not been taken into account in recognizing deferred taxes, since dividend distribution does not involve additional tax liability and, since it is the Group’s policy not to initiate dividend distributions that trigger additional tax liability. For the impact of the concentration Law on deferred taxes, refer to Note 2A.

Deferred taxes are offset if there is a legally enforceable right to set off a current tax asset against a current tax liability and the deferred taxes relate to the same taxpayer and the same taxation authority.

x.	Share-based payment transactions

The Group’s employees and officers are entitled to remuneration in the form of share-based payment transactions as consideration for equity instruments (“equity-settled transactions”) and certain employees and officers are entitled to cash-settled benefits based on the increase in the Company’s share price (“cash-settled transactions”).

Equity-settled transactions

The cost of equity-settled transactions with employees and officers is measured at the fair value of the equity instruments granted at grant date. The fair value is determined using a standard pricing model.

The cost of equity-settled transactions is recognized in profit or loss, together with a corresponding increase in equity, during the period in which the service conditions are satisfied (the “vesting period”), ending on the date on which the relevant employees become fully entitled to the award. In cases where the vesting period was not completed, due to reasons other than market conditions, the cumulative expense recognized is recorded as income.

If the Group modifies the conditions on which equity-settled instruments are granted, the expense that is recognized is the same expense as if no modification occurred. Cancellation of a grant is accounted for as if it had vested on the date of cancellation, and any expense not yet recognized for the grant is immediately recognized. However, if the cancelled grant is replaced by a new grant and is intended to be a replacement grant, the cancelled and new grants are accounted for together as a modification of the original grant, as described above.

Cash-settled transactions

The cost of cash-settled transactions is measured at fair value based on the expected cash amount the Group is required to pay on settlement. The fair value is recognized as an expense over the vesting period and a corresponding liability is recognized. The liability is remeasured at fair value at each reporting date until settled with any changes in fair value recognized in profit and loss.

y.	Employee benefit liabilities

The Group has several employee benefit plans:

1.	Short-term employee benefits

Short-term employee benefits are benefits that are expected to be settled in full within 12 month after the reporting date in which the employees provide the relevant services. Those benefits include salaries, paid annual leave, paid sick leave, recreation and social security contributions and are recognized as expenses as the services are rendered. A liability in respect of a cash bonus or a profit-sharing plan is recognized when the Group has a legal or constructive obligation to make such payment as a result of past service rendered by an employee and a reliable estimate of the amount can be made.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.	Post employment benefits

The plans are normally financed by contributions to insurance companies and classified as defined contribution plans or as defined benefit plans.

The Group companies have defined contribution plans under which the Group pays fixed contributions and will have no legal or constructive obligation to pay further contributions if the fund does not have sufficient amounts to pay all employee benefits relating to employee service in the current and prior periods. Contributions in the defined contribution plan in respect of severance pay or compensation are recognized as an expense when due to be contributed to the plan simultaneously with receiving the employee’s services and no additional provision is required in the financial statements.

The Group also operates a defined benefit plan in respect of severance pay pursuant to the severance pay laws in the relevant countries of operation. According to these laws, employees are entitled in certain circumstances to severance pay upon dismissal or retirement. If applicable, the liability in the financial statements is estimated based on an actuarial assumption, refer to Note 24.

z.	Revenue recognition

Revenues are recognized in the income statement when the revenues can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the Group and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Rental income

Rental income under an operating lease is recognized on a straight-line basis over the lease term. Rental income, where there is a fixed and known increase in rental fees over the term of the contract, is recognized as revenues on a straight-line average basis as an integral part of total rental income over the lease period. Similarly, lease incentives granted to tenants, in cases where the tenants are the primary beneficiary of such incentives, are considered as an integral part of total rental income and recognized on a straight-line average basis over the lease term as a reduction of revenues.

Revenues from sale of real estate and residential apartments

Revenues from sale of real estate and residential apartments are recognized when the principal risks and rewards of ownership have been passed to the buyer. Revenues are recognized when significant uncertainties regarding the collection of the consideration no longer exist, the related costs are known and there is no continuing managerial involvement with the real estate or residential apartment delivered. These criteria are usually met once a significant portion of construction has been completed, the residential apartment has been delivered to the buyer and the buyer has fully paid the consideration for the apartment. As for the land, the criteria are usually met once the possession in the land is transferred.

Revenues from construction contracts

Revenues from construction contracts are recognized by the percentage of completion method when all the following conditions are satisfied: the revenues are known or can be estimated reliably, collection is probable, costs related to performing the work are determinable or can be reasonably determined, there is no substantial uncertainty regarding the Group’s ability (as the contractor) to complete the contract and meet the contractual terms and the percentage of completion can be estimated reliably. The percentage of completion is determined based on the proportion of costs incurred to date to the estimated total costs. If not all the criteria for recognition of revenue from construction contracts are met, then revenue is recognized only to the extent of costs whose recoverability is probable (“zero profit margin” presentation).

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

An expected loss on a contract is recognized immediately irrespective of the stage of completion and classified within cost of revenues.

aa.	Earnings per share

Earnings per share are calculated by dividing the net income attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the period. Basic earnings per share only include shares that were actually outstanding during the period. Potential ordinary shares are only included in the computation of diluted earnings per share when their conversion decreases earnings per share, or increases loss per share, from continuing operations. Furthermore, potential ordinary shares that are converted during the period are included in diluted earnings per share only until the conversion date and from that date in basic earnings per share. The Company’s share of earnings of investees is included based on the basic and diluted earnings per share of the investees multiplied by the number of shares held by the Company, as applicable.

bb.	Provisions

A provision in accordance with IAS 37 is recognized when the Group has a present legal or constructive obligation as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

cc.	Borrowing costs in respect of qualifying assets

A qualifying asset is an asset that necessarily takes a substantial period of time to be prepared for its intended use or sale, including investment property under development or redevelopment and inventories of buildings and apartments for sale that require a substantial period of time to bring them to a saleable condition. The Group capitalizes borrowing costs that are attributable to the acquisition and development of qualifying assets.

As for investment property under development, measurement of these assets at fair value does not include the amount of borrowing costs incurred during their development period. The Group presents financing costs in profit or loss net of borrowing costs that had been capitalized on such assets before measuring them at fair value.

The capitalization of borrowing costs commences when expenditures in respect of the asset are being incurred, borrowing costs are being incurred and the activities to prepare the asset are in progress and ceases when substantially all the activities to prepare the qualifying asset for its intended use or sale are complete. The amount of borrowing costs capitalized in the reporting period includes specific borrowing costs and general borrowing costs based on a weighted capitalization rate.

dd.	Operating segments

An operating segment is a component of the Group that meets the following three criteria:

1.	It is engaged in business activities from which it may earn revenues and incur expenses, including revenues and expenses relating to intragroup transactions;

2.	Its operating results are regularly reviewed by the Group’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and

3.	Separate financial information of the segment is available.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ee.	Disclosure of new IFRS’s in the period prior to their adoption

IFRS 15, Revenue from Contracts with Customers

The Standard introduces the following five-step model that applies to revenue from contracts with customers:

Step 1: Identify the contract with a customer, including reference to contract consolidation and accounting for contract modifications.

Step 2: Identify the distinct performance obligations in the contract.

Step 3: Determine the transaction price, including reference to variable consideration, financing components that are significant to the contract, non-cash consideration and any consideration payable to the customer.

Step 4: Allocate the transaction price to the separate performance obligations on a relative stand-alone selling price basis using observable information, if it is available, or by making estimates and assessments.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation over time or at a point in time.

The Amendment will be adopted retrospectively from the financial statements for annual periods beginning on January 1, 2017 or thereafter. Earlier application is permitted.

The Company is evaluating the potential effect of the adoption of IFRS 15 but at this stage is unable to assess their effect, if any, on the financial statements.

IFRS 9, Financial Instruments

In July 2014, the IASB published the full and final text of IFRS 9 Financial Instruments, which replaces IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 (the “Standard”) focuses primarily on the classification and measurement of financial assets and applies to all the financial assets in the scope of IAS 39.

The Standard prescribes that, at initial recognition, all the financial assets are to be measured at fair value. In subsequent periods, debt instruments are to be measured at amortized cost only if the two following cumulative conditions are met:

•	The asset is held within a business model whose objective is to hold assets in order to collect the contractual cash flows arising therefrom.

•	In accordance with the contractual terms of the financial asset, the company is entitled, on specified dates, to receive cash flows that are solely payments of principal and interest on the principal amount outstanding.

The subsequent measurement of all other debt instruments and other financial assets will be at fair value. The Standard makes a distinction between debt instruments to be measured at fair value through profit or loss and debt instruments to be measured at fair value through other comprehensive income.

Financial assets that are equity instruments are to be measured in subsequent periods at fair value, with the value changes recognized in profit or loss or in other comprehensive income (loss), as elected by the company for each individual instrument. When dealing with equity instruments that are held for trading, it is mandatory for such instruments to be measured at fair value through profit or loss.

With regard to derecognition and financial liabilities, the Standard prescribes the same provisions as are required under the provisions of IAS 39 with regard to derecognition and financial liabilities for which the fair value option has not been elected.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Pursuant to the Standard, the amount of the change in the fair value of liabilities – attributable to changes in the credit risk – will be presented in other comprehensive income. The whole of the remaining amount of the change in the fair value will be presented in profit or loss.

The Standard includes new hedge accounting requirements.

The Standard is effective for periods beginning on or after January 1, 2018, with early adoption permitted. The Company is studying the potential effects of the Standard, but is unable, at this stage, to assess its effect, if any, on the financial statements.

Amendment to IAS 40, Investment Property

The amendment clarifies that, at the time of determining whether an acquired investment property is an asset or a business (with regard to the existence of a business combination), no reliance is to be placed on the “ancillary services” characteristic referred to in IAS 40; instead, use should be made of the criteria for the existence of a business referred to in IFRS 3 (section B7 - Inputs, outputs and processes). The “ancillary services” characteristic is intended only to differentiate between investment property and property used by its owners.

The amendment is effective prospectively for annual periods beginning on or after July 1, 2014. In the Company’s opinion, the amendment is not expected to have a material effect on the financial statements.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2A: - LEGISLATION IMPACT ON THE FINANCIAL STATEMENTS

The Law to Promote Competition and Reduce Concentration

In December 2013, the Law to Promote Competition and Reduce Concentration, 2013 (the “Concentration Law”) was published in the official records of the State of Israel. The Concentration Law aims to reduce the concentration level in the Israeli economy through three major actions: (a) imposing structural limitations and corporate governance rules on interests held in the form of a pyramid structure; (b) separation between interests in a significant real activity and a significant financial activity; (c) imposing limitations on the allocation of state assets. In the Company’s opinion the impact of the new legislation on the financial statements as of December 31, 2014, specifically of deferred taxes in account of investees that are included in the Law initiation is not material. The Company is included in the list of real and significant companies that was published by the Committee of reduce concentration through December 2014.

NOTE 3: - CASH AND CASH EQUIVALENTS

a.	Composition

	December 31
	2014	2013
	NIS in millions
Cash in banks and on hand	543	476
Cash equivalents - short-term deposits	107	542

	650	1,018

b.	Part of the cash in banks bears floating interest based on daily bank deposits rates (as of the reporting date – up to 0.5%).

c.	Deposits earn annual interest at the rate of 0.01% - 0.35%, based on their respective term.

d.	As for the linkage basis of cash and cash equivalents, refer to Note 37.

NOTE 4a: - SHORT-TERM INVESTMENTS AND LOANS

a.	Composition

	December 31
	2014	2013
	NIS in millions
Loans:
Current maturities of long-term loans	1	57
Loans (1)	156	161

	157	218

Deposits:
Escrow designated for property acquisitions	—	37
Restricted cash in banks (2)	151	152
Bank deposits (3)	17	45
Purchase contract deposits and others (4)	43	52

	211	286

	368	504

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4a:- SHORT-TERM INVESTMENTS AND LOANS (Cont.)

(1)	Loans granted by FCR, secured by properties, bear an average annual interest rate of 9.6% and payable in 2015.

(2)	Includes restricted cash in banks that is pledged with respect to residential projects, at an amount of NIS 105 million, and bear an annual interest rate of 0.01%-0.29% and restricted cash in FCR at amount of NIS 46 million.

(3)	Includes bank deposits that bear an annual interest rate of up to 0.05% based on the respective term of the deposits.

(4)	Includes NIS 25 million restricted cash which bear an annual interest rate of up to 0.35% for indemnification relating sale of properties.

b.	As for the linkage basis of short-term investments and loans, refer to Note 37.

NOTE 4b:- MARKETABLE SECURITIES

	December 31
	2014	2013
Fair value through profit or loss securities	NIS in millions
Shares	103	69
Debentures	9	22
	112	91

Securities available for sale (Note 11)	187	9

	299	100

NOTE 5: - TRADE RECEIVABLES

a.	Composition

	December 31
	2014	2013
	NIS in millions
Open accounts, net (see e below)	182	192
Checks receivable	10	11
Receivables for construction contracts (1)	344	486

Total	536	689

(1) Receivables for construction contracts:
Costs incurred plus recognized profits	4,895	3,864
Less - progress billings	4,480	3,378

	*) 415	486

*)	Includes NIS 71 million long term receivables for construction contracts. Refer to Note 10.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5: - TRADE RECEIVABLES (Cont.)

b.	Trade receivables do not bear interest. As for the linkage basis of trade receivables, refer to Note 37.

c.	In 2014 and 2013, the Group had no major tenant which contributed more than 10% to the total rental income.

d.	There are no significant past due and impaired receivables except those that have been included in the provision for doubtful accounts. The balances of receivables for construction contracts represent amounts not yet due as of the reporting date.

e.	Movement in allowance for doubtful accounts:

	December 31
	2014	2013
	NIS in millions
At the beginning of the year	46	45
Charge for the year	17	26
Write down of accounts	(14)	(21)
Translation differences	(1)	(4)

At the end of the year	48	46

NOTE 6:- OTHER ACCOUNTS RECEIVABLE

a.	Composition

	December 31
	2014	2013
	NIS in millions
Government institutions *)	104	57
Prepaid expenses	96	89
Receivables from sale of real estate	6	4
Finance lease receivable	5	17
Interest receivable from joint ventures	30	30
Advances to suppliers	6	5
Co- owners in investees	10	13
Others	46	87

	303	302

*)	Primarily consists of prepaid property taxes and indirect taxes receivable as well as tax receivable of NIS 60 million relates to environmental remediation plan in the state of New York.

b.	As for the linkage basis of other accounts receivable, refer to Note 37.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7: - INVENTORY OF BUILDINGS AND APARTMENTS FOR SALE

a.	Inventory comprises land and buildings under construction which, in part, are constructed with partners.

Balances of inventory of buildings and advances by primary countries are as follows:

	Inventory of buildings*)		Advances from customers and apartment buyers
	December 31
	2014	2013	2014	2013
	NIS in millions
Apartments under construction in Israel and Slovakia	575	622	304	267
Apartments under construction in Canada	13	70	—	—

Total	588	692	304	267

*)	As of the reporting date, NIS 11 million represents completed apartments (in 2013- NIS 21 million).

b.	Expected settlement of current inventory and advances from customers:

	Inventory of buildings		Advances from customers and apartment buyers
	December 31
	2014	2013	2014	2013
	NIS in millions
Within 12 months	385	396	275	235
More than 12 months	203	296	29	32

	588	692	304	267

c.	Write down of inventory:

There was NIS 37 million inventory write down in 2014 (in 2013 the write down amounted to NIS 19 million).

d.	Details on sale contracts signed by the Group (100%)

During 2014, the Group signed 98 sale contracts (126 sale contracts during 2013), with total consideration estimated at NIS 192 million (NIS 195 million during 2013).

In addition, until December 31, 2014, the Group signed 513 sale contracts on a cumulative basis, with total consideration estimated at NIS 787 million.

e.	Cost of inventory includes capitalized borrowing costs during 2014 and 2013 in the amount of NIS 5 million and NIS 10 million, respectively.

f.	Non-current inventory in Israel comprises mainly land plots. As of December 31, 2014 and 2013 the non-current inventory balance totals NIS 2 million and NIS 23 million, respectively. As of the reporting date the Group act to rezone the land for residential purposes.

g.	As for charges, refer to Note 29.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8: - ASSETS AND LIABILITIES CLASSIFIED AS HELD FOR SALE

a.	Composition of assets held for sale:

	December 31
	2014	2013
	NIS in millions
Investment property *)	948	548
Land	98	63

	1,046	611

*)	Balance of assets held for sale is mainly comprised of income producing properties in FCR that are not core properties.

b.	Liabilities attributed to held for sale assets primarily consist of mortgage loans payable.

NOTE 9: - INVESTMENTS IN INVESTEES

a.	Composition of the investment in entities accounted for by the equity method (including purchase accounting adjustments)

	December 31
	2014	2013
	NIS in millions
Joint venture - ATR (see section c)	4,079	4,277
Other Joint ventures (1)	1,153	835
Associates	103	52

	5,335	5,164
Loans (2)	878	743

	6,213	5,907

(1)	Includes, inter alia, joint ventures that manage, operate and develop income producing properties, and as of the reporting date includes NIS 195 million in Sweden (2013- NIS 162 million), NIS 465 million in Canada (2013- NIS 125 million) NIS 216 million in United States (2013- NIS 258 million), and NIS 195 million investment in Ronson Europe N.V (2013- NIS 209 million).
(2)	Includes NIS 209 million of which 100 million linked to the Israeli CPI bear interest rate of 8.5% and NIS 63 million are not linked and bear interest rate of 3.23%. Maturity dates of the aforementioned loans have yet to be determined. In addition loans of € 142 million (NIS 669 million) of which € 105 million bears a fixed annual interest rate of 6% and mature on January 2023. The remaining loans bear a variable annual interest rate of 1.3% that designated for development project.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9: - INVESTMENTS IN INVESTEES (Cont.)

b.	Group’s share in the results of equity-accounted investees including amortization of fair value adjustment (based on the interest therein during the period):

Joint ventures

	Year ended December 31
	2014	2013	2012
	NIS in millions
Net income (loss) - ATR (see section c)	(98)	127	159
Net income (other than ATR)	101	21	87
Other comprehensive income (loss)	(38)	(26)	10

Comprehensive income (loss)	(35)	122	256

Associates

	Year ended December 31
	2014	2013	2012
	NIS in millions
Net income	9	1	53
Other comprehensive income	4	1	—

Comprehensive income	13	2	53

Additional information regarding investees:

c.	Investment in ATR (a jointly controlled entity)

1.	As of December 31, 2014, the Company owns 41.2% interest in ATR’s share capital and voting rights (40.8% on a fully diluted basis). ATR’s shares are listed for trading on the Vienna Stock Exchange and on the Euronext Stock Exchange in Amsterdam. As of December 31, 2014, the market price of ATR share was € 4.09 and ATR has approximately 375.5 million shares outstanding.

The Company measures its investment in ATR in its financial statements according to the equity method due to joint control over ATR, pursuant to a shareholders’ agreement with CPI European Fund (“CPI”), a member of Apollo Global Real Estate Management L.P. To the best of the Company’s knowledge, CPI owns, as of December 31, 2014, about 52.1 million shares of ATR, representing 13.9% of the share capital and voting rights of ATR, see also Note 26a(3).

In January 2015 a wholly owned subsidiary of the Company purchased from CPI approximately 52 million ATR shares that represented, to the best knowledge of the Company, all of its ATR’s shares. Following this purchase the Company holds 55% of ATR shares and obtained control over ATR and will initially consolidate ATR accounts starting from the first quarter of 2015. For additional details refer to Note 40a.

2.	Summarized financial information of ATR (100%)

Summarized statement of financial position -

	December 31
	2014	2013
	NIS in millions
Cash and cash equivalents	1,984	1,431
Other current assets (excluding cash and cash equivalents)	533	238
Non-current assets *)	13,768	14,288
Current financial liabilities	(159)	(26)
Other current liabilities	(391)	(394)
Non-current liabilities *)	(5,783)	(4,729)

Net assets	9,952	10,808

*)	Including fair value adjustments upon acquisition (see section 3 below).

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9: - INVESTMENTS IN INVESTEES (Cont.)

Summarized statements of the comprehensive income -

	Year ended December 31
	2014	2013	2012
	NIS in millions
Revenues	1,372	1,345	1,324
Finance expenses, net	133	206	118
Taxes on income	99	71	99
Net income (loss) *)	(256)	365	475
Other comprehensive loss	(57)	(34)	(41)

Total comprehensive income (loss)	(313)	331	434

Dividends received from ATR	171	139	107

Includes fair value adjustment amortization	(18)	(1)	5

*)	includes fair value adjustment amortization.

3.	Reconciliation of summarized net assets of ATR to the Group’s investment in ATR

	December 31
	2014	2013
	NIS in millions
Net assets (see above)	9,952	10,808
Non-controlling interests in ATR’s financial statements	(17)	(17)
Fair value adjustments upon acquisition	19	34

Adjusted net assets	9,954	10,825
Interest in ATR	41.2%	39.8%

Share in ATR’s net assets	4,098	4,311
Fair value adjustments upon acquisition	(19)	(34)

Carrying amount in the financial statements	4,079	4,277

Market value of the investment in ATR shares	2,988	2,985

4.	The outstanding share options of ATR as of December 31, 2014

Series	Average exercise price per share	Expiration date	Number of options (in thousands)
Options to employees and officers (2009-2013 plans)	€3.89	2015-2024	4,964

*)	As of December 31, 2014, 3,151 thousand share options are fully vested; These options includes share options granted to the Chairman of the Board, see Note 38c, and 1,533 thousand share options were granted to a Company’s director that serves as an officer in ATR.

5.	Additional information about the investment in ATR:

ATR is the owner, manager and developer of investment property, mainly shopping centers and other retail properties in countries in Central and Eastern Europe, primarily in Poland, the Czech Republic, Russia and Slovakia. The fair value of investment property (100%) in ATR’s financial statements as of December 31, 2014 amounted to € 2,591 million (NIS 12.2 billion) and € 365 million (NIS 1.7 billion) of lands for future development. The average yield implied in the valuations of ATR’s properties as of December 31, 2014 and 2013 was 8.0% and 8.2%, respectively.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9: - INVESTMENTS IN INVESTEES (Cont.)

During 2014, the Company purchased approximately 5.3 million ATR shares in consideration for € 20.7 million (NIS 98 million) in the stock exchange. As a result of the transaction, the Company’s interest in ATR increased to 41.2%. Since the Company remained in joint control over ATR, the Company recognized a gain from bargain purchase at an amount of NIS 47 million presented in other income line item.

In October 2014, ATR issued to the public € 350 million par value (NIS 1,627 million) unsecured debentures that bear an annaul interest rate of 3.625% and are payable in one installment in October 2022.

As for lawsuits filed against ATR, refer to Note 26d.

In light of the gap between the market value of the investment in ATR and its value in the financial statements, as presented in section 1 above, the Company engaged an independent appraiser to examine the recoverable amount of the investment in ATR, which had been calculated on the basis of the value in use in accordance with IAS 36. The value in use of the investment in ATR was calculated on the basis of ATR’s equity with various adjustments, such as deduction for of corporate costs, adjustment of deferred taxes and finance liabilities to fair value, premium to scale and others. Pursuant to the aforesaid examination it was determined that, there has been no impairment of the investment in ATR.

d.	Investment in EQY (a subsidiary)

1.	As of December 31, 2014, the Company owns a 43.3% interest in EQY’s share capital and a 43.3% interest in EQY’s voting rights (39.4% on a fully diluted basis including the convertible units granted to LIH, see 6 below). EQY’s shares are listed for trading on the New York Stock Exchange. As of December 31, 2014 the market price of EQY’s share was U.S.$ 25.36 and EQY has approximately 124.3 million shares outstanding.

The Company consolidates EQY in its financial statements, although its ownership interest in EQY is less than 50%, due to effective control over EQY, see Note 2c.

Carrying amount and market value of the investment in EQY:

	December 31, 2014		December 31, 2013
	Carrying amount	Market value	Carrying amount	Market value
	NIS in millions
Shares	4,282	5,312	3,413	4,143

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9: - INVESTMENTS IN INVESTEES (Cont.)

2.	Summarized financial information of EQY according to IFRS:

Summarized statements of financial position –

	December 31
	2014	2013
	NIS in millions
Current assets	249	269
Non-current assets *)	16,459	14,078
Current liabilities	(746)	(263)
Non-current liabilities *)	(4,998)	(5,492)

Net assets	10,964	8,592

Allocated to:
Equity holders of the Company	4,282	3,413
Non-controlling interests	6,682	5,179

	10,964	8,592

*)	Includes goodwill and adjustment for deferred tax liability.

Summarized statements of comprehensive income –

	Year ended December 31
	2014	2013	2012
	NIS in millions
Revenues	1,188	1,210	1,261
Net income *)	1,005	1,075	748

Other comprehensive income (loss)	(13)	37	(25)

Total comprehensive income	992	1,112	723

Allocated to:
Equity holders of the Company	588	505	321
Non-controlling interest	404	607	402

	992	1,112	723

Dividends paid to non-controlling interests	254	246	251

*)	Includes adjustments for deferred tax expenses, see Note 25b.

Summarized cash flows statements –

	Year ended December 31
	2014	2013	2012
	NIS in millions
Cash flows from operating activities	539	484	589
Cash flows from investing activities	72	440	(1,249)
Cash flows from financing activities	(604)	(930)	721

Increase (decrease) in cash and cash equivalents	7	(6)	61

3.	Share options of EQY outstanding as of December 31, 2014

Series	Average exercise price per share	Expiration date	Number of exercisable shares in thousands
Options to employees and officers *)	$22.37	2015-2024	1,208

*)	Includes 250 thousand options that are unvested.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9: - INVESTMENTS IN INVESTEES (Cont.)

4.	EQY has issued restricted shares to directors, officers and employees with various restriction periods (Units) (including to the Chairman of the Board and the Executive Vice Chairman of the Board, see Note 38c). As of the reporting date, the share capital of EQY includes 180 thousand Units that are unvested. These Units bear voting rights and are entitled to receive dividends.

5.	In September 2014, EQY completed a public offering in United States of approximately 3.8 million shares, for U.S.$ 23.3 per share, for a total consideration of U.S.$ 88.9 million (NIS 257 million). EQY has granted to the Offering’s underwriters an option, to acquire from it at the Offering price, up to an additional 574 thousand shares. This option expired after a period of 30 days from the date of closing the Offering.

In addition, EQY issued in a private placement to a wholly owned subsidiary of the Company 675 thousands shares in consideration for U.S.$ 15.7 million (NIS 58 million). As a result of the Offering, the Company’s interest in EQY decreased from 45.0% to 43.9%, and the Company recognized an equity increase in an amount of NIS 45 million, which was recognized in other reserves. For details regarding EQY’s share issuance after the reporting date, refer to Note 40e.

6.	In 2011 EQY completed the acquisition of C&C US No. 1 Inc. (“CapCo”) through a joint venture (the “Joint Venture”) with Liberty International Holdings Limited (“LIH”), a subsidiary of Intu Properties Plc, formerly known as Capital Shopping Centers Group Plc. Under the agreement provision, LIH contributed all of CapCo’s outstanding share capital to the Joint Venture in return, inter alia, for the allocation of 11.4 million units in the Joint Venture (“Units”), granting LIH, a 22% interest in the Joint Venture, which can be converted by LIH into 11.4 million shares of EQY’s common stock (subject to certain adjustments) or into cash, at EQY’s sole discretion. The Units do not confer voting rights in EQY but do participate in dividend distributions. The Group and LIH have entered into a shareholders’ agreement, whereby the Group will support the appointment of one director chosen by LIH, while LIH will support the appointment of the rest of the directors by the Group, subject to the fulfillment of certain conditions; said agreement also prescribes rules for the transferability of shares between the parties (a first offer right and a tag along right).

e.	Investment in FCR (a subsidiary)

1.	As of December 31, 2014, the Company owns 44.0% interest in FCR’s share capital and voting rights (40.3% on a fully diluted basis). FCR’s shares are listed for trading on the TSX. As of December 31, 2014 the market price of FCR’s share was C$ 18.66 and FCR has approximately 216.4 million shares outstanding.

The Company consolidates FCR in its financial statements, although its interest in FCR’s potential voting rights is less than 50%, due to effective control over FCR, as stated in Note 2c.

Carrying amount and market value of the investment in FCR:

	December 31, 2014		December 31, 2013
	Carrying amount	Market value	Carrying amount	Market value
	NIS in millions
Shares	5,121	5,962	4,899	5,449

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9: - INVESTMENTS IN INVESTEES (Cont.)

2.	Summarized financial information of FCR

Summarized statements of financial position -

	December 31
	2014	2013
	NIS in millions
Current assets	1,173	1,111
Non-current assets *)	25,427	23,723
Current liabilities	(1,659)	(2,009)
Non-current liabilities	(13,154)	(11,940)

Net assets	11,787	10,885

Allocated to:
Equity holders of the company	5,121	4,899
Non-controlling interests	6,666	5,986

	11,787	10,885

*)	Includes goodwill.

Summarized statements of comprehensive income -

	Year ended December 31
	2014	2013	2012
	NIS in millions
Revenues	2,103	2,319	2,237
Net income	642	756	1,517

Other comprehensive income (loss)	(28)	13	(7)

Total comprehensive income	614	769	1,510

Allocated to:
Equity holders of the Company	272	349	727
Non-controlling interests	342	420	783

	614	769	1,510

Dividends paid to non-controlling interests	325	335	320

Summarized statements of cash flows -

	Year ended December 31
	2014	2013	2012
	NIS in millions
Cash flows from operating activities	865	728	706
Cash flows from investing activities	(1,037)	(1,188)	(1,721)
Cash flows from financing activities	213	253	1,275

Increase (decrease) in cash and cash equivalents	41	(207)	260

3.	FCR’s share options outstanding as of December 31, 2014

Series	Average exercise price per share		Expiration date	Number of exercisable shares in thousands
Share options to employees and officers in FCR *)	C$	16.89	2015-2024	4,956

*)	Includes all of the share options granted to employees and officers of FCR, and the Executive Vice Chairman of the Board (see Notes 38c). These options are exercisable to 1,988 thousand shares.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9: - INVESTMENTS IN INVESTEES (Cont.)

4.	FCR operates plans for granting restricted share units (RSU) and deferred shares units (DSU) to officers and directors (“units”), which are convertible for no consideration into ordinary shares of FCR. As of the reporting date, 1,193 thousand units are available to be granted (regarding units that were granted to related parties, see Notes 38c). As of the reporting date, 780 thousand share units that were granted are unvested.

5.	On 2014 FCR completed a public offering in Canada of approximately 5.25 million shares, for C$ 19.06 per share, for a total consideration of C$ 100 million (NIS 323 million). The Company acquired 883 thousand shares of the aforesaid shares for total consideration of C$ 16.8 million (NIS 55 million). In addition, FCR has granted to the Offering’s underwriters an option to acquire at the Offering price, additional 787.5 thousand shares. This option expired after a period of 30 days from the date of closing the Offering .As a result of the Offering, the Company’s interest in FCR decreased from to 44.8% to 44.2%, and the Company recognized an equity increase in an amount of NIS 11 million, which was recognized in other reserves.

f.	Investment in CTY (a subsidiary)

1.	As of December 31, 2014, the Company owns 42.8% interest in CTY’s share capital and voting rights (42.4% on a fully diluted basis). CTY’s shares are listed for trading on the Helsinki Stock Exchange, Finland (OMX). As of December 31, 2014 the market price of CTY share was € 2.58 and CTY has 593.3 million shares outstanding.

The Company consolidates CTY in its financial statements, although its ownership interest in CTY is less than 50%, due to effective control over CTY, as stated in Note 2c.

Carrying amount and market value of the investment in CTY:

	December 31, 2014		December 31, 2013
	Carrying amount	Market value	Carrying amount	Market value
	NIS in millions
Shares	3,338	3,098	2,891	2,663

2.	Summarized IFRS financial information of CTY

Summarized statements of financial position -

	December 31
	2014	2013
	NIS in millions
Current assets	340	367
Non-current assets *)	14,015	13,854
Current liabilities	(727)	(1,108)
Non-current liabilities	(5,815)	(6,994)

Net assets	7,813	6,119

Allocated to:
Equity holders of the company	3,338	2,891
Non-controlling interests	4,475	3,228

	7,813	6,119

*)	Includes goodwill.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9: - INVESTMENTS IN INVESTEES (Cont.)

Summarized statements of comprehensive income -

	Year ended December 31
	2014	2013	2012
	NIS in millions
Revenues	1,165	1,193	1,185
Net income	426	491	351

Other comprehensive income (loss)	28	162	(56)

Total comprehensive income	454	653	295

Allocated to:
Equity holders of the Company	196	322	142
Non-controlling interests	258	331	153

	454	653	295

Dividends paid to non-controlling interests	162	116	107

Summarized cash flow statements -

	Year ended December 31
	2014	2013	2012
	NIS in millions
Cash flows from operating activities	313	272	305
Cash flows from investing activities	(482)	(808)	(520)
Cash flows from financing activities	157	477	11
Exchange differences on balances of cash and cash equivalents	(4)	(3)	4

Decrease in cash and cash equivalents	(16)	(62)	(200)

3.	The share options of CTY outstanding as of December 31, 2014

Series	Average exercise price per share*)	Expiration date	Number of exercisable shares in thousands*)
Options to plan employees and officers (2011 plan)	€2.68	2018	8,316

*)	The exercise price and exchange ratio are adjusted for right issue, dividend distribution and return of equity. As of the reporting date, 4,728 share options that are exercisable into 6,357 shares are not vested.

4.	In June 9, 2014, CTY completed a private offering of approximately 77.9 million shares (that constitute 15% of CTY’s shares after the offering), for approximately € 206.4 million (at € 2.65 per share), to CPP Investment Board European Holdings S.àr.l (“CPPIBEH”), a wholly-owned subsidiary of the Canada Pension Plan Investment Board, (the “Private Offering”).

In July, 2014 CTY completed a rights issuance to its shareholders of approximately 74.2 million shares at a price of € 2.65 per share, for an aggregate amount of approximately € 196.5 million (the “Rights Issuance”). The Company purchased as part of the Right Issuance approximately 33.0 million shares in consideration for € 87.6 million (NIS 411 million).

Following the closing of the Private Offering and the rights issuance, the Company’s interest in CTY decreased to 42.2%. Since the Company remained in effective control over CTY, the Company recognized an equity decrease at an amount of NIS 13 million that was recognized in capital reserves.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9: - INVESTMENTS IN INVESTEES (Cont.)

5.	During October 2014, the Company purchased 3.5 million CTY shares in consideration for € 8.8 million (NIS 42 million) in the stock exchange. As a result of the purchase, the Company’s interest in CTY increased to 42.8% and the Company recognized an equity increase at an amount of NIS 3 million which was recognized in capital reserves.

g.	Investment in U. Dori Ltd. (“Dori Group”)

Dori Group, a public company listed on the Tel-Aviv Stock Exchange and primarily engaged in the construction and development (as an initiator and as a contractor) primarily of residential projects in Israel and in Central-Eastern Europe, inter alia, through 59.7% interest in the shares of U. Dori construction Ltd. (“Dori Construction”) a public company listed for trade on the Tel Aviv Stock Exchange. Dori Group also holds indirectly 11.25% of Dorad Energy Ltd. that operates a private power station for the production of electricity.

Carrying amount and market value of the investment in U. Dori Ltd.:

	December 31, 2014		December 31, 2013
	Carrying amount*)	Market value	Carrying amount*)	Market value
	NIS in millions
Shares (Company’s share)	(20)	53	99	164

*)	including fair value adjustments upon acquisition.

As of December 31, 2014, Gazit Israel (Pituach) Ltd. (Gazit Development) holds 84.9% of the share capital of Dori Group and consolidates Dori Group in its financial statements. The Company’s share of Gazit Development’s ownership of Dori Group is 71.9%. The market price of Dori Group share as of the reporting date was NIS 0.32. The number of Dori Group’s outstanding shares as of the reporting date is 234.5 million.

As part of the process of preparing the financial statements of Dori Construction for the second quarter of 2014 indications of a material deviation in the estimates of anticipated revenues and costs of the projects of Dori Construction were found and were amended by a restatement process which was reported in the Company’s financial statement of 2013 that were republished on September 19, 2014.

As of the reporting date Dori Construction has a capital deficiency attributable to its equity holders of NIS 272 million.

In August, 2014 the board of directors of the Company approved to grant a loan to Gazit Development up to NIS 200 million for presenting a scheme for investment in Dori’s Group equity. On September 28, 2014 Gazit Development completed the scheme for investment in Dori Group that was approved by the general meeting of Dori Group and included:

a.	The issuance of equity in the amount of NIS 130 million by means of a private placement of Dori Group shares to Gazit Development, whereby, following the allocation, Gazit Development’s holding interest (directly and indirectly) in Dori Group amounted to 85% of Dori Group’s share capital.

b.	The assignment to Dori Group of the credit lines that Gazit Development had granted to Dori Construction between February 2014 and June 2014 in the total amount of NIS 250 million (the “Assigned Credit Lines”), in return for the issuance of a perpetual capital note by Dori Group to Gazit Development, with a par value amount of NIS 250 million. The capital note bears interest, which will only be payable if Dori Group should decide to distribute a dividend. Up to one half of the capital note will be convertible into shares of Dori Group, under certain conditions.

c.	Dori Group undertook to offer Dori Construction that one half of the Assigned Credit Lines will be converted into shares of Dori Construction.

d.	Gazit Development will grant Dori Group a loan in the amount of NIS 70 million, which may only be drawn on if and insofar as Dori Group will close a purchase offer for the debentures (Series A) of Dori Construction, in any manner; Gazit Development may waive the said condition at its sole discretion. As of the reporting date, the aforementioned loan was not drawn.

e.	Dori Group undertook to use the funds, which it will obtain from the private placement and the drawdown of loans from the credit facility, mainly to strengthen the capital structure, the liquidity and the cash flow of Dori Construction, including the provision of liquid means to Dori Construction for its current needs.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9: - INVESTMENTS IN INVESTEES (Cont.)

In November 2014, the Company granted a credit facility to Gazit Development in amounts of NIS 50 million for the purpose of granting a loan to Dori Group to be used for Dori Construction’s current operations. As of the reporting date, NIS 25 million of the aforementioned credit facility was utilized by Gazit Development and as of the date of approval of the financial statement NIS 50 million was utilized. In March 2015, the Company’s board of directors approved the increase of the aforementioned credit facility by NIS 90 million to total amount of NIS 140 million.

h.	Supplementary information for other operating subsidiaries owned by the Company:

December 31, 2014	Country of incorporation	Holding stake in equity and in voting rights	Investment carrying amount	Loans
		%	NIS in millions
ProMed Properties Inc.	USA	100	139	—
Gazit Germany Beteilingungs GmbH & Co. KG	Germany	100	175	—
Gazit Globe Israel (Development) Ltd. *)	Israel	84.65	420	1,728
Gazit Brazil Ltd.	Brazil	100	882	—

December 31, 2013	Country of incorporation	Holding stake in equity and in voting rights	Investment carrying amount	Loans
		%	NIS in millions
ProMed Properties Inc.	USA	100	703	—
Gazit Germany Beteilingungs GmbH & Co. KG	Germany	100	261	—
Gazit Globe Israel (Development) Ltd.	Israel	82.5	559	1,741
Gazit Brazil Ltd.	Brazil	100	435	—

*)	In November 2014, Gazit Development allocated 1.7 million warrants that are convertible into shares of Gazit Development, for no consideration, by means of a rights offering. The warrants are exercisable over three years from the date of their issuance, at an exercise price of NIS 18.29 per share, which bears interest at a rate of 6.7%, linked to the CPI and subject to adjustments. The Company exercised all the warrants allocated to it immediately after the allocation in a total amount of NIS 23.5 million, against a reduction in the outstanding loans granted to Gazit Development by the Company and the non-controlling interests exercised approximately 232 thousands warrants for consideration of NIS 4 million. There was no material change in the holding interest in Gazit Development and there was no material change in the Company’s shareholders equity due to this rights issuance and warrants exercise.

In August 2014, Gazit Development allocated 3.0 million warrants that are convertible into shares of Gazit Development, for no consideration, by means of a rights issuance. The warrants are exercisable over three years from the issuance, at an exercise price of NIS 21.34 per share, which bears interest at a rate of 6.7%, linked to the CPI and subject to adjustments. The Company exercised all of the warrants allocated to it immediately after the allocation in a total consideration amount of NIS 48.4 million, against a reduction in the outstanding loans granted to Gazit Development by the Company, and increased its interests in Gazit Development to a total of 84.65% of Gazit Development’s share capital (75% on a fully diluted basis). There was no material change in the Company’s shareholders equity due this rights issuance.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9: - INVESTMENTS IN INVESTEES (Cont.)

i.	The applicable laws in some of the investee’s jurisdictions contain customary terms regarding payments of dividends, interest and other distributions to equity holders by such investee. These conditions include, inter alia, a requirement that the investee have sufficient accumulated earnings or that certain solvency requirements are met before a distribution can be made. As of December 31, 2014 the Group does not consider any of these customary conditions to be a significant restriction.

j.	For pledging of part of the shares of investees to secure Group liabilities, refer to Note 29.

NOTE 10:- OTHER INVESTMENTS, LOANS AND RECEIVABLES

a.	Composition

	December 31
	2014	2013
	NIS in millions
Loan held to maturity	—	268
Loans to co-owners in development projects (1)	312	225
Finance lease receivable	86	81
Receivables for construction contracts (2)	71	—
Other non-current deposits (3)	40	50
Governmental institutions	29	79
Tenants and Others	27	13

	565	721
Less - current maturities	1	57

	564	659

(1)	Includes Loans and mortgages amounted to C$ 92 million (NIS 309 million) provided by FCR that are secured by interests in investment properties or shares of entities owning investment properties. The loans bear an average annual effective interest rate of 5.9% which mature in the years 2015-2025.
(2)	Includes civil construction works for an electric station project in the area of Ashkelon in relation to Dorad Energy Ltd. that is in legal process which the Group expect to collect.
(3)	Includes a non-interest bearing deposit of approximately U.S.$ 5 million (approximately NIS 19 million), used to secure aircraft lease payments by a subsidiary (refer to Note 26a(4)) and deposits to ensure mortgages payments and others that bear annual interest rate of up to 0.05%.

b.	Maturity dates

	December 31
	2014	2013
	NIS in millions
Year 1 - current maturities	1	57
Year 1 – used for asset acquisition	—	214
Year 2	69	91
Year 3	205	53
Year 4	1	106
Year 5	99	3
Year 6 and thereafter	189	189
Undetermined	1	3

	565	716

c.	As for the linkage basis of other investments, loans and receivable, refer to Note 37.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11:- AVAILABLE-FOR-SALE FINANCIAL ASSETS

Composition

	December 31
	2014	2013
	NIS in millions
Securities traded in Europe	180	120
Shares traded in the U.S. and Canada	7	9
Participating units in private equity funds (1)	383	315

	570	444

Classified within current assets	7	9
Classified within non-current assets	383	435

	570	444

(1)	In August 2007, the Company entered into an investment agreement with HIREF International LLC, an Indian real estate investment fund registered in Mauritius (the “Fund”). The Fund was established at the initiative and under the management of the Housing Development Finance Corporation Limited (“HDFC”) group, one of the largest financial institutions in India in which the subsidiary is one of four anchor investors in the Fund. According to the Fund’s articles of incorporation and investment agreements, the Fund will invest, directly and indirectly, in real estate companies that operate in the development and construction sectors, as well as in other synergistic fields. The Fund investment commitments amounts to of U.S.$ 750 million and the Company portion is approximately U.S.$ 110 million. The Fund has a term of nine years, with two one-year optional term extensions. As of December 31, 2014, the Company’s outstanding investment commitment amounted to approximately U.S.$ 15 million (approximately NIS 57 million). As of December 31, 2014 approximately U.S.$ 17 million (NIS 65 million) were paid cumulatively to the Company resulting from projects realization by the Fund).

As of December 31, 2014, the Fund has investment agreements for 12 projects with a total investment of U.S.$ 507 million and as of the reporting date it was fully invested.

The fair value of the investments is derived from the Fund’s Net Asset Value as presented in the Fund’s financial statements prepared according to IFRS, and amounts to NIS 356 million and NIS 303 million as of December 31, 2014 and 2013, respectively. The exposure of the investment’s fair value to market inputs results from the currency exchange of Indian Rupi and U.S. dollar. An increase of 5% in the exchange rate will decrease the investment fair value in NIS 17 million, and vice versa.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:- INVESTMENT PROPERTY

a.	Movement

	December 31
	2014	*) 2013
	NIS in millions
Balance as of January 1	53,857	56,903
Acquisitions and capital expenditures	2,790	2,479
Transfer from investment property under development, net	1,114	367
Dispositions	(3,298)	(2,155)
Valuation gains, net	1,021	992
Foreign exchange differences	2,110	(4,729)

Balance as of December 31	57,594	53,857

Composition:
Investment property	56,646	53,309
Assets classified as held for sale (Note 8)	948	548

	57,594	53,857

*)	Reclassified to match the current presentation method.

b.	Investment properties primarily consist of shopping centers, other retail sites and medical office buildings, including properties under redevelopment. Investment properties are stated at fair value, which has been determined based on valuations performed by external independent appraisers with recognized professional expertise and vast experience as to the location and category of the property being valued (43.7% as of December 31, 2014 and 53.3% during 2014—in fair value terms) as well as by the Company’s management and internal professional appraisers. As of the reporting date fair value has been determined based on market conditions, with reference to recent observable real estate transactions involving properties in similar condition and location, as well as using valuations techniques such as the Direct Income Capitalization Method and the Discounted Cash Flow Method (“DCF”), in accordance with International Valuation Standards (IVS), as set out by the International Valuation Standards Committee (IVSC) or in accordance with the Royal Institution of Charted Surveyors (the “RICS”) Valuation standards (the “Red Book”) published by the RICS, in addition to the local rules of valuation in the territories in which the Group operates. The valuations of properties that were appraised by income method or discounted cash flows are based on the estimated future cash flows generated by the property from current lease contracts, taking into account the inherent risk of the cash flow as well as by using estimations for potential rent contracts. In determining the property’s fair values the appraisers used discount rates based on the nature and designation of the property, its location and the quality of the occupying tenants.

The investment properties are measured at level 3 according to the fair value hierarchy. In 2014, there were no transfers of investment property from level 3 and to level 3.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:- INVESTMENT PROPERTY (Cont.)

c.	Following are the average capitalization rates and the average monthly market rent per square meter implied in the valuations of the Group’s properties in its principal areas of operations:

	USA	Canada	Northern and Western Europe	Israel
Average cap rates	%
December 31, 2014	6.1	5.8	6.1	7.2
December 31, 2013	6.5	5.9	6.3	7.5

Monthly average market rent per square meters (including fees)	U.S.$	C$	EUR	NIS
December 31, 2014	19.5	—	24.5	130.0
December 31, 2013	17.8	—	24.5	130.0

The valuation of the Group’s investment properties in Canada is mainly through the income method, therefore the impact of the change in monthly average market rent per square meter is minor and not disclosed above.

Market rent includes management fees, excluding the U.S.$ information, in which it is customary to refer to base rent as the relevant market input.

Following is the sensitivity analysis of the fair value of investment properties (effect on pre-tax income (loss)) for the main parameters that were used in the investment properties valuations in its principal areas of operations:

	USA	Canada	Northern and Western Europe	Israel
December 31, 2014	NIS in millions
Increase of 25 basis points in capitalization rate	(617)	(956)	(512)	(81)
Decrease of 25 basis point in capitalization rate	670	1,042	555	86
Increase of 5% in net operating rental income (NOI)	821	1,156	649	120
Increase of 5% in average market rent	967	—	945	134

d.	Investment properties under lease

The Group has 14 properties with aggregate fair value of NIS 2.3 billion held under an operating lease (2013—15 properties valued at NIS 2.3 billion) and 12 properties with aggregate fair value of NIS 2.2 billion held under a finance lease (2013—10 properties valued at NIS 2.0 billion).

As for liabilities relating to lease agreements of investment property, refer to Note 23.

e.	As for charges, refer to Note 29.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:- INVESTMENT PROPERTY UNDER DEVELOPMENT

a.	Movement and composition

	December 31
	2014	*) 2013
	NIS in millions
Balance as of January 1	2,542	2,850
Acquisitions and development costs	536	597
Transfers to investment property, net	(1,114)	(367)
Transfer from inventory	81	—
Dispositions	(367)	(135)
Valuation gains (losses), net	32	(30)
Foreign exchange differences	30	(373)

Balance as of December 31	1,740	2,542

Composition:
Lands held for sale (note 8)	98	63
Land for future development	579	968
Investment property under development	1,063	1,511

	1,740	2,542

*)	Reclassified to match the current presentation method.

b.	The fair value of investment property under development that includes shopping centers and other retail sites is determined based on market conditions, using the Residual Method based upon DCF. The fair value is determined by the Group’s management and the external independent appraisers with recognized professional expertise and vast experience as to the location and category of the property being valued, excluding properties at an amount of NIS 676 million that are measured at Cost basis. The estimated fair value is based on the expected future cash flows from the completed project using yields adjusted to reflect the relevant development risks, including construction risk and lease up risk, that are higher than the current yields of similar completed property. The remaining estimated costs for completion are deducted from the estimated value of the completed project, as above. All estimates are based on local market conditions existing at the reporting date.

Lands for future development are measured at fair value, using primarily the Comparative Method (86.5% in fair value terms), i.e. based on comparison data for similar properties in the vicinity with similar uses, applying necessary adjustments (for location, size, etc.), and in cases where comparison transactions are not available, using the Residual Method as above, based on market yields adjusted as applicable.

The investment property under development and lands are measured at level 3 according to the fair value hierarchy. In 2014 there were no transfers of investment property under development and lands from level 3 and to level 3.

As of December 31, 2014, the fair value of approximately 45.2% of the investment property under development and lands has been assessed by independent.

external appraisers (approximately 63.2% during 2014), and the remainder was performed internally using standard valuation techniques, inter alia, based on market inputs received from the independent appraisers.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:- INVESTMENT PROPERTY UNDER DEVELOPMENT (Cont.)

c.	During 2014, the Group capitalized to property under development borrowing costs amounting to NIS 119 million (in 2013 - NIS 95 million) and direct incremental costs, including payroll expenses, amounting to NIS 21 million (in 2013 - NIS 21 million).

d.	Below is a sensitivity analysis of the fair value of investment property under development, excluding projects and lands that were appraised by either Comparative Method or carried at Cost (impact on pre-tax income (loss)):

	USA	Canada	Northern and Western Europe	Israel
December 31, 2014	NIS in millions
Increase of 5% in expected project cost	—	(28)	(4)	(4)
Increase of 5% in expected NOI	—	—	17	6
Increase of 25 basis points in the cap rate	—	—	(12)	(3)
Decrease of 25 basis points in the cap rate	—	—	13	4

e.	As of December 31, 2014, the group owns 6 land plots (2013-7 land plots) with a total value of NIS 386 million (2013 - NIS 259 million).

f.	As for charges, refer to Note 29.

NOTE 14:- FIXED ASSETS, NET

a.	Composition

	December 31
	2014	2013
	NIS in millions
Buildings	31	41
Construction equipment	38	44
Other (mainly lease hold improvement, computeres and software)	102	75

	171	160

b.	Regarding depreciation expenses recognized in profit or loss, refer to Note 32c and 33.

c.	As for charges, refer to Note 29.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:- GOODWILL AND OTHER INTANGIBLE ASSETS

Composition

	December 31
	2014	2013
	NIS in millions
Goodwill (1)	97	90
Other (2)	6	16

	103	106

(1)	Goodwill has been predominantly recognized due to the acquisition of non-controlling interests in FCR and EQY, and through the Group’s participation in share offerings, and business combination in EQY. The goodwill was allocated to the cash generating units and for each, the recoverable amount was determined as of the reporting date. In respect of FCR and EQY the recoverable amount is determined based on the market price of the shares.

The carrying amount of goodwill by cash-generating units:

	EQY	CTY	FCR	Total
	NIS in millions
December 31, 2014	53	5	39	97

December 31, 2013	47	5	38	90

(2)	In 2013 included brand name that was amortized on a straight line basis over 10 years. In 2014 the brand name was fully impaired at amount of NIS 10 million.

NOTE 16:- CREDIT FROM BANKS AND OTHERS

a.	Composition

		Weighted average interest rate
		December 31	December 31
		€ 2,014.00	2014	2013
	Denomination	%	NIS in millions
Credit from banks:	CPI Linked NIS	3.9	3	85
	Unlinked NIS *)	3.3	215	79
	U.S. $	—	—	3
Credit from financial institutions and others:	€ *)	0.6	323	4
	C$	1.0	12	86

Total short-term credit			553	257

*)	Floating interest.

b.	As for charges, see Note 29.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17:- CURRENT MATURITIES OF NON-CURRENT LIABILITIES

Composition

		December 31
	Refer to	2014	2013
	Note	NIS in millions
Current maturities of debentures	20	1,605	839
Current maturities of non-current liabilities	22	1,106	2,075

		2,711	2,914

NOTE 18:- TRADE PAYABLES

a.	Composition

	December 31
	2014	2013
	NIS in millions
Open accounts and accrued expenses	831	790
Checks payable	69	150

	900	940

b.	Trade payables do not bear interest. As for linkage basis of trade payables, see Note 37.

NOTE 19:- OTHER ACCOUNTS PAYABLE

a.	Composition

	December 31
	2014	2013
	NIS in millions
Interest payable	427	405
Government institutions	91	84
Deferred income and deposits from tenants	177	166
Employees	58	58
Dividend payable to non-controlling interests	85	77
Payables for real estate transactions	120	149
Warranty and loss provision	75	38
Commitment to purchase marketable securities	42	26
Accrued expenses	130	97
Other payables	57	172

	1,262	1,272

b.	As for linkage basis of other accounts payable, see Note 37.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:- DEBENTURES

a.	Composition

			Outstanding
			par	Nominal	Effective	Carrying amount
			value	Interest	interest	December 31
			amount	rate	rate	2014	2013
			NIS			NIS
	item	Denomination	in millions	%	%	in millions
The Company:
Debentures (series A)		U.S.$	164	6.50	6.18	132	158
Debentures (series B)		€ **)	114	2.17	2.27	98	149
Debentures (series C) *)		Israeli CPI	766	4.95	4.88	954	1,115
Debentures (series D) *)		Israeli CPI	2,069	5.10	5.02	2,463	2,466
Debentures (series E) *)		NIS **)	556	0.95	1.45	548	545
Debentures (series F) *)		NIS	570	6.40	6.73	567	565
Debentures (series I) *)		Israeli CPI	1,223	5.30	5.58	1,441	1,444
Debentures (series J)	b4	Israeli CPI	727	6.50	5.76	847	861
Debentures (series K)*)	b1	Israeli CPI	2,653	5.35	4.35	2,937	2,961
Debentures (Series L) *)	b2	Israeli CPI	865	4.00	3.82	881	446
Non-listed debentures of a wholly owned subsidiary *)		Israeli CPI	17	4.57	4.98	20	40
Consolidated companies:
EQY debentures		U.S.$	2,843	5.02	5.07	2,831	2,522
FCR debentures	c	C$	7,255	4.71	4.81	7,218	6,079
CTY debentures	d		€4,670	3.38	3.54	4,619	3,137
Dori Group debentures		NIS **)	67	5.12	5.97	66	100
Dori Construction debentures	e1	Israeli CPI	331	5.53	5.21	335	389
Dori Group debentures	e2	Israeli CPI	79	5.00	4.69	81	93

						26,038	23,070
Less - current maturities of debentures						1,605	839

						24,433	22,231

*)	As for cross - currency swap transactions entered in respect of part of the debentures, see Note 37d.
**)	Floating interest.

Maturity dates

	December 31, 2014
						Year 6
						and
	Year 1	Year 2	Year 3	Year 4	Year 5	thereafter	Total
Denomination	NIS in millions
NIS	349	284	548	—	—	—	1,181
NIS linked to Israeli CPI	747	657	233	1,438	1,573	5,311	9,959
U.S.$	460	453	893	—	—	1,157	2,963
C$	—	—	840	504	504	5,370	7,218
	€49	49	652	—	—	3,967	4,717

	1,605	1,443	3,166	1,942	2,077	15,805	26,038

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:- DEBENTURES (Cont.)

b.	Additional information on the Company’s debentures

1.	In April 2014 the Company issued to the public NIS 414 million par value unsecured debentures (series L), by way of an expansion of a listed series for net consideration of NIS 445 million with an effective annual interest rate of 3.45%.

As part of the issuance of debentures (series L), the Company has agreed to comply with the following covenants: maintain minimum shareholders’ equity (excluding non-controlling interests) of U.S.$ 650 million during every four consecutive quarters; Ratio of net financial debt to total assets of less than 80% during every four consecutive quarters; credit rating (Israeli scale) in the last of the said four quarters shall be not less than BBB- by S&P Maalot and Baa3 by Midroog: Absence of change of control; In addition, any event in which the Company will be required to immediately redeem its listed debenture in an amount no less of the greater of (i) NIS 200 million, and (ii) 10.0% of its shareholders’ equity (excluding non-controlling interests), would trigger immediate redemption. As of the reporting date, the Company is in compliance with the above covenants.

The parent company purchased, as part of the issuance, NIS 27 million par value unsecured debentures (series L) in consideration for NIS 29 million.

2.	The Company has outstanding debentures (series K), in which the Company has agreed to comply with the following covenants: maintain minimum shareholders’ equity (net of non-controlling interests) of U.S.$ 500 million during four consecutive quarters; ratio of net interest-bearing debt to total assets not to exceed 80% during four consecutive quarters; credit rating of its debentures in the last of the four abovementioned quarters higher than S&P Maalot’s BBB- rating and Midroog’s Baa3 rating; and the absence of change in control. In addition, any event in which the Company will be required to immediately redeem its listed debentures in an amount of at least the greater of: (i) NIS 300 million and (ii) 12.5% of shareholder’s equity (net of non-controlling interests) would trigger immediate redemption. As of the reporting rate, the Company is in compliance with the above covenants.

3.	On August 14, 2014 S&P Maalot reaffirmed the credit rating of all of the outstanding debentures of the Company at ‘ilAA-’, with a stable outlook.

On October 19, 2014 Midrug reaffirmed the credit rating of all of the outstanding debentures of the Company at Aa3, with stable outlook.

4.	For a charge recorded to secure repayment of debentures (series J), see Note 29b.

c.	FCR debentures

1.	In 2014 FCR issued to the public in Canada C$ 210 million par value (NIS 694 million) unsecured debentures (series S). The debentures bear a fixed annual interest rate of 4.32% and payable in one installment on July 31, 2025.

FCR used the aforesaid proceeds of the offering, inter alia, to early redeem its C$ 100 million (NIS 330 million) debentures (series F) that bore an annual interest rate of 5.32% and were originally redeemable in October 2014.

2.	In 2014 FCR issued to the public in Canada C$ 300 million par value (NIS 965 million) unsecured debentures (series R), by way of an expansion of a listed series. The debentures bear a fixed annual interest rate of 4.79% and are payable in one installment in August 30, 2024.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:- DEBENTURES (Cont.)

d.	CTY debentures

1.	In October 2014, CTY issued to the public € 350 million par value (NIS 1,627 million) unsecured debentures that bear an annual interest rate of 2.5% and mature on October 1, 2024.

Within the framework of the debenture offering, CTY committed to maintain a ratio of total debt to total assets and a ratio of secured debt to total assets that will not exceed 65% and 25%, respectively. In addition, change of control as defined in the debentures agreement will entitle the holders the right of early redemption of the debentures. As of the Reporting Date, CTY is in compliance with these covenants.

CTY used the aforesaid proceeds of the offering, inter alia, to early redeem bank loans and unwinding of hedge transactions for interest risks. Following the unwinding, the Group reclassified € 13 million (NIS 62 million) from other comprehensive income fo finance expense in profit or loss.

2.	In July 2014, S&P upgraded CTY’s long-term credit rating from BBB- to BBB, with a stable outlook.

In July 2014, Moody’s upgraded CTY’s long-term credit rating from Baa3 to Baa2, with a stable outlook.

e.	Dori Group debentures

1.	Within the framework of debentures (series G), Dori Group committed to comply with the following covenants: equity of not less than NIS 200 million in the three preceding quarters and a ratio of financial debt to CAP (financial debt plus equity) that will not exceed 75%. It was also stipulated that, in the event of a credit rating downgrade, the interest rate would be raised by up to 1% in prescribed stages. Moreover, Dori Group committed not to register a floating charge on its properties in favor of a third party and not to expand the debenture series (Series G), other than under the circumstances specified in the trust deed. As of the reporting date Dori Group is in compliance with its covenants.

2.	Within the framework of debentures, Dori Construction committed to comply with the following covenants: the ratio of net financial debt to EBITDA is not to exceed 8, with the provision that equity is not to fall below NIS 100 million; and the ratio of equity to total assets is not to be less than 12%, with the provision that equity is not to fall below NIS 120 million. Moreover, Dori Construction committed not to register a floating charge on its properties in favor of a third party and not to expand the debenture series, other than under the circumstances specified in the trust deed.

As of December 31, 2014, Dori Construction is not in compliance with the financial ratios prescribed in the trust deed of its debentures and, as a precaution, with respect to breach and remedy periods of financial ratios according to the trust deed, as a result the holders of the said debentures might claim for a cause for an immediate redemption. Respectively, Dori Construction classified its debenture as a current liability.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21:- CONVERTIBLE DEBENTURES

a. Composition

		Outstanding
		par	Nominal	Effective	Carrying amount
		value	Interest	interest	December 31
		amount	rate	rate	2014	2013
		NIS			NIS
	Denomination	in millions	%	%	in millions
FCR (series D,E,F,G,H,I,J)	C$	1,304	5.08%	6.35%	1,254	1,221

*)	Weighted average interest rate.

b.	Additional information

Below is information about the outstanding series of FCR unsecured convertible debentures, as of December 31, 2014:

		Nominal	Effective	Conversion	Outstanding	Year of
		Interest	interest	price per	par value	final
Issue date		rate	rate	share	amount	maturity
series		%	%	C$	C$ millions
2009	D	5.70	6.88	18.75	42.90	2017
2011	E	5.40	6.90	22.62	56.60	2019
2011	F	5.25	6.07	23.77	56.60	2019
2011	G	5.25	6.66	23.25	49.90	2018
2012	H	4.95	6.51	23.75	72.60	2017
2012	I	4.75	6.19	26.75-27.75	52.50	2019
2013	J	4.45	5.34	26.75-27.75	57.10	2020

					388.2

According to the terms of the convertible debentures, FCR is entitled to repay the debentures principal and interest in shares at its sole discretion, at 97% of a weighted average trading price of FCR’s Ordinary shares during the 20 trade days before repayments. In addition, FCR is entitled to repay the debentures prior to the maturity date under certain circumstances, either in cash or in Ordinary shares.

According to FCR’s policy as of the reporting date, repayment of principal and interest of all outstanding convertible debentures is in FCR shares.

During 2014, FCR paid all of its convertible debentures interest payments through issuance of 1.1 million shares of FCR (In 2013, FCR issued 1.1 million shares as an interest payment), according to its aforementioned policy.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:- INTEREST-BEARING LOANS FROM FINANCIAL INSTITUTIONS AND OTHERS

a.	Composition

	In NIS	In NIS
	linked	non				Swedish
	to CPI	linked	In C$	In US$	In €	Krona	Other	Total
	NIS in millions
December 31, 2014
Banks	364	61	4,269	2,970	594	539	—	8,797
Other financial institutions	—	175	—	686	—	—	—	861

	364	236	4,269	3,656	594	539	—	9,658
Net of current maturities	8	61	853	107	31	46	—	1,106

	356	175	3,416	3,549	563	493	—	8,552

December 31, 2013
Total	328	48	4,547	4,577	3,838	1,387	42	14,767

Net of current maturities	310	44	3,717	4,150	3,093	1,337	41	12,692

The composition of classification of loans by fixed or variable interest rate:

	In NIS	In NIS
	linked	non				Swedish
	to CPI	linked	In C$	In US$	In €	Krona	Other	Total
	NIS in millions
December 31, 2014
Fixed interest rate	364	175	3,915	2,148	—	48	—	6,650

Weighted average effective interest rate (%)	2.2	3.2	4.7	6.1	—	4.3	—

Variable interest rate	—	61	354	1,508	594	491	—	3,008

Weighted average effective interest rate (%)	—	4.3	3.1	2.5	2.4	1.1	—

b.	Maturity dates

	In NIS	In NIS
	linked	non				Swedish
	to CPI	linked	In C$	In US$	In €	Krona	Other	Total
	NIS in millions
December 31, 2014
Year 1 - current maturities	8	61	853	107	31	46	—	1,106

Year 2	7	6	841	694	29	2	—	1,579
Year 3	7	6	354	298	23	—	—	688
Year 4	7	9	572	486	12	—	—	1,086
Year 5	335	8	411	1,097	473	491	—	2,815
Year 6 and thereafter	—	146	1,238	974	26	—	—	2,384

	356	175	3,416	3,549	563	493	—	8,552

	364	236	4,269	3,656	594	539	—	9,658

c.	As for charges, refer to Note 29.

d.	Contractual restrictions and financial covenants

Certain loans and credit facilities which the Company and its subsidiaries obtained in the ordinary course of business, include customary financial and other covenants that a breach in the covenant will cause immediate redemption, among which are the following:

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:- INTEREST-BEARING LOANS FROM FINANCIAL INSTITUTIONS AND OTHERS (Cont.)

1.	The Company

a)	Ratio of actual drawn credit to market value of securities (marketable securities of public subsidiaries of the Company) in the maximum range of 47.5% to 91% as was determined in the credit agreements.

b)	Minimum shareholders’ equity (excluding non-controlling interests) of NIS 3.75 billion for the Company.

c)	Ratio of net interest bearing liabilities to value of total assets, based on consolidated financial statements, shall not exceed 75%.

d)	Ratio of net interest bearing liabilities to value of total assets, based on expanded solo financial statements (the Company and other owned private entities) of the Company, shall not exceed 77.5%, based on the equity method accounting.

e)	Equity attributable to equity holders of ATR shall not be less than € 1.5 billion.

f)	Liabilities bearing net interest of ATR to total consolidated balance sheet of ATR shall not be higher than 45%.

g)	Ratio of actual debt to value of securities (pledged CTY shares which fair value is the average of its market value and net asset value) shall not exceed 70%.

h)	The Company’s average quarterly EPRA Earnings, calculated according to the European Public Real Estate Association, over any two consecutive quarters, shall not be less than NIS 60 million.

i)	The ratio of total equity (including equity loans, but excluding minority interests, derivatives at fair value and the tax effect with respect thereto) to the total assets of CTY shall not be less than 30%.

j)	The number of shares pledged to the bank shall not be less than 20% of the issued and paid up share capital of CTY and also that, in the event of a financial institution (which is not a financial manager of others or for others) holding CTY shares for itself at a rate in excess of 15%, the Company shall pledge additional CTY shares to the bank so that the pledged shares as a percentage of the total issued and paid up capital of CTY shall be at least 5% higher than the percentage held by the aforementioned financial institution in the issued and paid up capital of CTY, but not more than 30.1% of the issued and paid up capital of CTY.

k)	The number of CTY shares held directly and indirectly by the Company shall not be less than 30% of the share capital of CTY.

l)	Ratio of CTY’s EBITDA (with certain adjustments) to CTY’s net financial expenses shall not be less than 1.6.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:- INTEREST-BEARING LOANS FROM FINANCIAL INSTITUTIONS AND OTHERS (Cont.)

m)	The percentage of FCR’s shares pledged due to relevant credit terms will be no less than 26% of FCR’s share capital (20% on diluted basis) and, if there is another holder of FCR’s shares who owns over 19.9% of the shares, the Company will pledge to the bank shares such that their proportion will exceed the interests of the other holder by 10%, moreover, the Company’s interests in FCR will be no less than 34% of FCR’s share capital.

n)	Ratio of FCR’s net financial debt according to the portion of FCR shares pledged to the bank, with the addition of the leverage that is reflected by the amount of utilized bank credit out of the total credit facility, to FCR’s EBITDA shall not exceed 14.2 and shall not exceed 13.5 over any three consecutive quarters.

o)	Ratio of annual dividend from FCR shares held to secure a credit facility, to the interest payments on the credit facility over any three consecutive quarters shall not be less than 1.5 (or 1.75, if shareholders equity lower than NIS 5.5 billion or the ratio of the consolidated net financial debt exceeds 62.5%).

p)	Ratio of FCR’s EBITDA to FCR’s finance expenses shall not be less than 1.55 or 1.75 over three consecutive quarters.

q)	Ratio of FCR’s net financial debt, with the addition of the utilized credit out of the total credit facility, to the proportion of FCR’s real estate value (by the ratio of FCR’s shares that are pledged) shall not exceed 82% and shall not exceed 80% over any three consecutive quarters.

r)	The ratio of EQY shares pledged or not pledged to any party shall not be less than 28% of EQY’s share capital on a fully diluted basis, and ratio of EQY shares used as collateral to bank shall not be less than 20% from EQY’s fully diluted share capital.

s)	Ratio of dividend from EQY shares which are held as collateral, to interest expense on actual drawn credit, shall not be less than 1.25 over any three consecutive quarters.

t)	Ratio of EQY’s interest bearing debt, with the addition of the utilized credit out of the total credit facility, to the proportion EQY’s real estate value (by the ratio of EQY’s shares that are pledged) shall not exceed 82.5%.

u)	In accumulation: (i) Ratio of EQY’s net interest bearing debt, with the addition of utilized credit out of the total credit facilities, to EQY’s EBITDA shall not exceed 14; and (ii) Ratio of EQY’s net interest bearing debt, with the addition of utilized credit out of the total credit facilities, to EQY’s NOI shall not exceed 13.

v)	Ratio of EQY’s EBITDA to EQY’s finance expenses shall not be less than 1.65.

w)	Ratio of actual drawn credit to value of securities (EQY’s shares by average of market value and net asset value) shall not exceed 70%.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:- INTEREST-BEARING LOANS FROM FINANCIAL INSTITUTIONS AND OTHERS (Cont.)

2.	EQY

a)	Ratio of total debt to value of total assets shall not exceed 60%.

b)	Ratio of secured debt to total assets value shall not exceed 40%.

c)	Ratio of unsecured debt to unsecured assets shall not exceed 60%.

d)	Ratio of mortgage receivables and mezzanine debt investments to total assets value shall not exceed 10%.

e)	Ratio of EBITDA to debt service (principal and interest payments) shall not be less than 1.5.

f)	Ratio of NOI from unpledged assets to interest on unsecured debt shall not be less than 1.75.

g)	Ratio of total non-income producing properties (relating to investment in vacant lands, properties under development, unconsolidated affiliates, equity securities of other entities and in mortgages) to total assets value shall not exceed 35%.

h)	Total development budgeted costs shall be less than 20% of the total assets.

3.	FCR

a)	Ratio of total debt to total assets shall not exceed 65%.

b)	Ratio of EBITDA to interest expense shall not be less than 1.65.

c)	Ratio of debt service (EBITDA to principal and interest payments) shall not be less than 1.5.

d)	Average equity in last four quarters shall not be less than approximately C$ 1.4 billion.

e)	Ratio of unpledged assets (excluding properties under development) to unsecured debts shall not be less than 1.3.

f)	Ratio of secured debt to total assets shall not exceed 40%.

4.	CTY

a)	Ratio of shareholders’ equity (plus debt components with equity characteristics) to total assets shall not be less than 32.5%.

b)	Minimum debt coverage ratio (EBITDA to net interest expense) of 1.8.

c)	Ratio of secured debt to total debt will be less than 7.5%.

5.	Gazit Development

Shareholders’ equity shall not be less than NIS 500 million and the shareholders’ equity including owners loans shall not be less than 25% of total assets; debt coverage ratios and debt to value of collateral; negative pledge on some properties.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:- INTEREST-BEARING LOANS FROM FINANCIAL INSTITUTIONS AND OTHERS (Cont.)

6.	Dori Group and Dori Construction

With respect to their financial debt, Dori Group and its investees have undertaken to comply with the following principal financial covenants: a ratio of consolidated equity to total assets at Dori Group of no less than 15%, on the basis of consolidated financial statements (in August 2014 it was agreed that the definition of “consolidated equity” included in this covenant will be amended such that consolidated equity shall include shareholders’ loans granted or to be granted to Dori Group or its subsidiaries, for which subordination arrangements would be placed towards the relevant bank); ratios of equity to total assets in Dori Construction and its subsidiary of no less than 13%-20%, on the basis of consolidated financial statements; the equity of Dori Construction Ltd. (excluding non-controlling interests) is to be no less than NIS 100 million; liquidity (cash and unutilized credit facilities) at the Dori Group and Dori Construction is to be no less than NIS 40 million and in its subsidiary no less than NIS 30 million; a ratio of financial debt to Dori Construction’s capital of no more than 70%; a ratio of financial debt plus guarantees of no more than three times Dori Construction’s tangible capital; a ratio of debt to total assets at Dori Construction and in its subsidiary of no more than 30%; The financing bank’s share will not exceed 30% of the financial debt (including guarantees) of Dori Construction; Maintaining the extent of Dori Construction’s financial debt to banks no more than 30%; an undertaking not to create a charge on the assets of Dori Construction and of its subsidiary and/or to transfer them to any third party; an undertaking of Dori Construction not to draw on shareholders’ loans granted to a subsidiary and/or dividends, if Dori Construction is not in compliance with its undertakings to the bank; no change in the control of a subsidiary of Dori Construction; a subsidiary of Dori Construction is to present positive EBITDA in every year of operation.

In relation to the commitments of Dori Group to various financial institutions to comply with financial covenants, at the request of Dori Group all the aforesaid financial institutions have confirmed that the commitments to meet the aforementioned financial ratios will apply only with effect from the financial statements to December 31, 2014 and thereafter (and, in relation to one financial institution, said commitment will apply only with effect from the financial statements for the first quarter of 2015). The aforesaid will also apply in relation to the financial statements of Dori Group for prior periods that are to be restated, should this occur. In March 2015, all of the aforesaid financial institutions approved to extend their agreement that the said commitment will apply only with effect from the financial statement as of June 30, 2015 and thereafter.

In relation to the commitments of Dori Construction to various financial institutions to meet various financial ratios, in August 2014, at the request of Dori Construction, all the financial institutions that had extended credit facilities to Dori Construction confirmed that the commitments of Dori Construction to them to comply with certain financial covenants, will apply only with effect from the financial statements of Dori Construction for December 31, 2014 and thereafter, and in relation to one financial institution, said commitment will apply only with effect from the financial statements for the first quarter of 2015. The aforesaid will also apply in relation to the financial statements of Dori Construction for prior periods that are to be restated, should this occur. until March 2015, all of the aforesaid financial institutions approved to extend their agreement that the said commitment will apply only with effect from the financial statement as of June 30, 2015 and thereafter.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:- INTEREST-BEARING LOANS FROM FINANCIAL INSTITUTIONS AND OTHERS (Cont.)

7.	The Company’s investees have other customary financial covenants, such as debt coverage ratios for principal and/or interest, leverage ratios and ratio of NOI to debt among others.

Furthermore, in certain loan documents of the Company and its investees, there are customary provisions for immediate loan repayment, including: change of control in a company or in companies whose securities are pledged to secure credit, restructuring, certain material legal proceedings (including dissolution and liquidation of assets, as well as court judgments), discontinued operations, suspension of trading of securities pledged to secure credit or of securities of the Company cross default under certain conditions, holding minimum interest in investees by the Company, service of certain officers etc.

As of December 31, 2014, other than non-compliance with financial covenants by Dori Group and Dori Construction, for which waivers were received as noted above, the Company and its subsidiaries were in compliance with all the aforementioned covenants.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23:- OTHER FINANCIAL LIABILITIES

a.	Composition

	December 31
	2014	2013
	NIS in millions
Tenants’ security deposits (1)	40	41
Leasing liabilities for investment properties	99	91
Put option to acquire additional rights in joint ventures	—	3
Deferred purchase price of investment property	6	—
Employee benefit liabilities, net (Note 24)	8	7
Other liabilities	37	56

	190	198

1)	Tenants’ security deposits are received to secure the fulfillment of the terms of the lease agreements. Deposits are refunded to the tenants at the end of the rental period, primarily linked to the US dollar.

b.	As for the linkage basis of other financial liabilities, refer to Note 37.

NOTE 24:- EMPLOYEE BENEFIT LIABILITIES AND ASSETS

The Group provides post-employment benefit plans. The plans are generally financed by contributions to insurance companies and are classified both as defined contribution plans and as defined benefit plans, as follows:

a.	Under labor laws and severance pay laws in Israel, Germany and Brazil, the Group is required to pay compensation to employees upon dismissal or retirement in certain circumstances. The calculation of the Company’s employee benefit liability is made based on valid employment contracts and based on the employees’ salary which establishes the entitlement to receive the compensation.

Section 14 of the Severance Pay Law in Israel (1963) applies to part of the compensation payments, pursuant to which current contributions paid by the Group in pension funds and/or in form of insurance policies release the Group from any additional liability to employees for whom such contributions were made (defined contribution plan).

The Group accounts for that part of the postemployment benefit payments that are not covered by contributions, as described above, as a defined benefit plan for which an employee benefit liability is recognized using actuarial assumptions.

b.	The liabilities of subsidiaries in the U.S, Canada, Finland and Sweden, under the law prevailing in those countries, are normally financed by contributions to pension funds, social security, medical insurance, unemployment insurance and by payments which the employee bears (such as: insurance fees for disability insurance). Additional payments for sick leave, severance pay, vacation and others are at each subsidiary’s discretion, unless otherwise provided for in a specific employment contract.

c.	The amounts accrued in officers’ insurance policies, in other insurance policies and in provident funds on behalf of the employees and the related liabilities are not reflected in the statement of financial position as the funds are not controlled and managed by the Company or its subsidiaries.

All of the Group’s post-employment benefit plans do not have a material effect on the Group’s financial statements

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:- TAXES ON INCOME

a.	Tax laws applicable to the Group in Israel

1.	Capital gains/losses

The capital gain tax rate applicable to Israeli resident companies is the corporate tax rate, see section 4 below.

2.	Taxation of dividend income

Pursuant to paragraph 126(b) to the Income Tax Ordinance (the “Ordinance”), income from distribution of profits or from dividends originating from income accrued or derived in Israel which was received, directly or indirectly, from another entity subject to the corporate tax in Israel is not included in the computation of the Company’s taxable income.

Dividends that the Company receives from a foreign entity are taxed in Israel at the rate of 25% and credit is given for the tax withheld on the dividends overseas (direct credit). Excess direct credit may be carried forward to future years over a period of not more than five years.

Nonetheless, at the Company’s request and subject to certain conditions, the Company may elect to implement an alternative under which the corporate tax rate will be imposed (26.5% in 2014) on the gross income from which the dividend was distributed (the dividend distributed plus the tax withheld and the corporate tax paid on the income in the foreign countries) and a credit will be given for the foreign tax paid on the income from which the dividend was distributed in the foreign company (indirect credit) and the tax withheld in the foreign country. It should be noted that indirect credit is eligible down to two tiers only and is subject to certain conditions. Excess indirect credit cannot be carried forward to future years.

3.	Capital gain/loss from sale of shares in subsidiaries

A real capital gain by the Company on the sale of its direct holdings in one or more of the Group’s foreign companies is taxed in Israel and credit is given for the foreign tax paid overseas on the capital gain from that sale, subject to the provisions of the relevant treaty for avoidance of double taxation.

4.	Tax rates applicable to the Group companies in Israel

The Israeli corporate tax rate was 25% for 2012 and 2013 and 26.5% for 2014. On July 30, 2013, the Knesset (Israeli Parliament) approved the economic plan for 2013-2014 (the Budget Law), in order to primarily enhance the collection of taxes in those years among other fiscal changes.

These changes include, among others, taxation of revaluation gains which is subject to future regulation. As of the reporting date the above mentioned regulation had not been instated.

An entity is liable to tax on a real capital gain at the corporate tax rate applicable in the year of the sale.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:- TAXES ON INCOME (Cont.)

b.	Taxation in the U.S.

Since January 1, 1995, due to the change in EQY’s tax status in the U.S. to that of a REIT, EQY has not recorded tax expenses on income in its financial statements effective from that date, other than tax expenses recorded with respect to subsidiaries of EQY that do not have REIT status for tax purposes. The implication of this status is that income distributed to shareholders is exempted from tax. In order to maintain its status as a REIT, EQY is obligated, inter alia, to distribute at least 90% of its taxable income and apply the tax on the recipients.

To the best of the Company’s management’s knowledge, EQY operates as a REIT as of the date of these financial statements. As stated above, since EQY is required, among other things, to distribute its income to its shareholders in order to maintain its status as a REIT, the Company records a deferred tax liability in respect of the temporary differences attributable to the investment in EQY based on the Group’s percentage interest in EQY (as of the reporting date—43.3%). If EQY is not considered a REIT, it will be subject to corporate tax at the normal rates in the U.S. and similarly, in this case, it may be that the recipient will be subject to additional tax in the U.S. upon the distribution of dividends (inter alia, by way of withholding tax) at the rate that is conditional on the place of residence for tax purposes, classification of the taxpayer as an individual or a company, and the taxpayer’s percentage shareholding in EQY.

The remaining U.S. resident Group companies are subject to corporate tax at the normal rates in the U.S. (Federal tax at a rate of up to 35% and State and City taxes). Upon distribution of dividends from the U.S. to the company, 12.5% reduced withholding tax rate applies in accordance with the tax treaty between Israel and the U.S., provided that the company holds at least 10% of the distributing company.

c.	Taxation in Canada

The taxable income of the Group companies is subject to the effective corporate tax (Federal and Provincial) which ranges between 25% and 31%. A Canadian resident company that realizes a capital gain is taxed in Canada only on half of the capital gain. Subject to certain conditions, a Canadian resident company that receives dividends may not be taxable in Canada or the dividends may have no effect on the taxable income of a Canadian resident company that receives the dividend. According to FAPI (Foreign Accrual Property Income) rules, a Canadian resident company may be liable to tax in Canada on undistributed passive income of a foreign company and receive a relief for foreign tax imposed on this income. Generally, distribution of dividends from a Canadian resident company to a foreign resident is subject to withholding tax of 25%. Reduced tax rates may be valid based on the relevant tax treaty (if applicable). According to the tax treaty between Israel and Canada, payments of dividends and interest are subject to a reduced withholding tax rate of 15%.

d.	Taxation in Finland

The corporate tax rate in Finland in 2014 is 20%. The dividend withholding tax rate upon distribution from Finland to Israel is 5% pursuant to the tax treaty between Israel and Finland (only if the share of holding is higher than 10%, otherwise the withholding tax rate is 15%). Due to the change of legislation in Finland, starting from January 1, 2014 the withholding tax will apply also on dividends classified as a return of capital.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:- TAXES ON INCOME (Cont.)

e.	Taxation in Germany

Generally, the corporate tax rate (including the solidarity tax) in Germany is 15.825% (assuming that the company is not subject to trade tax). Distribution of profits from a German resident partnership to the Dutch resident company partners is not liable to tax in Germany according to domestic law. Payment of interest to a foreign resident from Germany is exempt from withholding tax in Germany according to the domestic law. Capital gains on disposition of holdings in Germany may be liable to tax in Germany, however, 95% of the gain may be tax exempt in Germany if the conditions of the German participation exemption apply.

f.	Taxation in Netherlands

A Dutch company is subject to a 25% corporate tax in the Netherlands. Under certain conditions, income of the Dutch company from its holdings in Germany would be tax exempt in the Netherlands. According to the tax treaty between Israel and Netherlands, distribution of dividends to an Israeli resident company by a Dutch resident company will be subject to withholding tax of 5% in the Netherlands (only if the share of holding is higher than 25%, otherwise the withholding tax rate is 15%).

g.	Taxation in Sweden

The operations in Sweden are carried out by Swedish resident companies that are held by CTY. Generally, the corporate tax rate in Sweden is 22%. Tax rate for dividends distribution by a Swedish resident company under the domestic law is 30%. Reduced tax rate may be possible under various tax treaties.

h.	Taxation in Brazil

The tax rate on companies in Brazil is 34%. The tax rate upon dividend distribution from a Brazilian resident company under domestic law is 0%.

i.	Finalized tax assessments

The Company has finalized its tax assessments through 2011 and its wholly owned subsidiaries in Israel have finalized their tax assessments through 2010.

j.	Subsidiaries disputed tax assessments

In June 2012, two indirectly-owned subsidiaries were issued with tax orders according section 152 (b) to the Israeli Income tax ordinance in relation to the tax years 2007-2010 and 2008-2010, respectively, since their claim to be House Property Companies as defined in Section 64 of the Ordinance was not accepted. Accordingly, the tax orders did not allow the gain that arose from the sale of a real estate asset by one of the companies in question to be offset against accumulated losses in the subsidiary. Should the position of the ITA prevail in full, a nominal tax liability will be created in the indirectly-owned subsidiaries for the subsidiary of approximately NIS 49.1 million.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:- TAXES ON INCOME (Cont.)

The indirect subsidiaries have lodged appeals against these assessments with the District Court. In the opinion of the subsidiaries and its professional advisors, the position of the ITA, as reflected in the aforesaid demands, should not be accepted. On June 26, 2014, the aforementioned subsidiaries were issued with assessments under Section 145(A)(2)(b) of the Ordinance in relation to the 2011 and 2012 tax years regarding the same argument. The nominal tax according to the assessments amounts to a total of NIS 4.9 million. Those subsidiaries have filed an objection to these assessments.

On February 21, 2013, an in direct subsidiary of the Company signed an assessments agreement for the 2006-2010 tax years. The assessments agreement does not cover the dispute with respect to the indirectly-held subsidiaries, as described above. It should also be noted that the subsidiary is involved in an assessment process with the real estate taxes office in relation to the betterment amount included as part of its chargeable income for 2009. Accordingly, the assessments for 2009 and thereafter will be revised in accordance with the betterment amount that is to be determined either by an agreement or through a court proceeding.

In the opinion of the subsidiaries, the provision in the financial statements covers the exposure pertaining to the disputed tax assessments.

k.	Disputed VAT assessments

In March 2008, the Company received VAT assessments for 2006, 2007 and part of 2005, and in April 2010, the Company received VAT assessments for the period starting January 2008 through October 2009 (inclusive), in which the VAT Authorities limited input VAT deductions for these periods by a total of NIS 6 million and NIS 5.3 million, respectively. The Company appealed these VAT assessments and the appeal filed by the Company was rejected. On November 11, 2013 the Company appealed these rejections to the District Court.

The Company estimates that the provision recognized in the financial statements covers its exposure with respect to the disputed VAT assessment.

l.	Carry-forward losses for tax purposes as of December 31, 2014

The Company and its wholly-owned Israeli resident subsidiaries have carry-forward losses for tax purposes. With respect to the tax benefit associated with such losses, the Group has recognized deferred tax assets amounting to NIS 19 million as of the reporting date (2013—NIS 45 million), which have been offset against the deferred tax liability of the Company.

Partly-owned Israeli resident subsidiaries have carry-forward losses for tax purposes amounting to NIS 983 million. With respect to the tax benefit associated with these losses, deferred tax assets were recognized, amounting to NIS 107 million (2014—NIS 102 million) which have been partly offset against the deferred tax liability.

The Company’s Canadian resident subsidiaries have carry-forward losses for tax purposes amounting to NIS 344 million, of which a recognized deferred tax asset represents approximately NIS 76 million (2013—NIS 69 million) primarily offsetting the deferred tax liability. The carry-forward losses may be utilized over a 20-year period, which expires between 2015-2034.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:- TAXES ON INCOME (Cont.)

The Company’s wholly-owned U.S. resident subsidiary has carry-forward non-deductible interest amounting to NIS 310 million that can be offset under certain restrictions against future tax gains, of which deferred tax assets were recognized in the amount of NIS 116 million (2013—NIS 104 million), offsetting the deferred tax liability. The non-deductible interest may be utilized with no time limit.

The Company’s Finnish resident subsidiary and its subsidiaries have carry-forward losses for tax purposes amounting to NIS 71 million (2013—NIS 124 million), for which deferred tax assets have been recognized at an amount of NIS 22 million.

m.	Deferred taxes, net:

The composition and movement in deferred taxes are as follows:

	Investment properties and depreciable fixed assets	Carry- forward losses	Others	Total
	NIS in millions
Balance as of January 1, 2012	(2,812)	392	(53)	(2,473)
Amounts carried to foreign currency translation reserve	6	(3)	—	3
Amounts carried to other comprehensive income	—	—	33	33
Amounts carried to other capital reserves	(23)	16	—	(7)
Amounts carried to income statement	(579)	(175)	16	(738)

Balance as of December 31, 2012	(3,408)	230	(4)	(3,182)
Carried to foreign currency translation reserve	294	(6)	(3)	285
Amounts carried to other comprehensive loss	—	—	(74)	(74)
Amounts carried to other capital reserves	2	2	—	4
Amounts carried to income statement	(302)	(11)	110	(203)

Balance as of December 31, 2013	(3,414)	215	29	(3,170)
Amounts carried to foreign currency translation reserve	(166)	14	—	(152)
Amounts carried to other comprehensive income	—	—	(31)	(31)
Amounts carried to other capital reserves	39	3	—	42
Amounts carried to income statement	(299)	54	16	(229)

Balance as of December 31, 2014	(3,840)	286	14	(3,540)

The deferred taxes are calculated at tax rates ranging between 13.1% and 44.4% (the tax rates applicable include federal and state tax).

The utilization of deferred tax assets is dependent on the existence of sufficient taxable income at the losses amount in the following years.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:- TAXES ON INCOME (Cont.)

Deferred taxes are presented as follows

	December 31
	2014	2013
	NIS in millions
Within non-current assets	78	106
Within non-current liabilities	(3,618)	(3,276)

	(3,540)	(3,170)

n.	Taxes on income included in the income statements

	Year ended December 31
	2014	2013	2012
	NIS in millions
Current taxes *)	167	53	19
Taxes in respect of prior years	9	9	1
Deferred taxes	229	203	738

	405	265	758

*)	Current income taxes include capital gain tax, withholding tax from interest paid by foreign subsidiaries to the Company, as well as current tax expenses of foreign subsidiaries.

o.	Taxes on income relates to other comprehensive income and to other equity items

With respect to income tax relates to other comprehensive income and other equity line items, see Notes 25m and 27f.

p.	Below is the reconciliation between the statutory tax rate and the effective tax rate:

	Year ended December 31
	2014	2013	2012
	NIS in millions
Income before taxes on income	1,488	2,450	3,171

Statutory tax rate	26.5%	25.0%	25.0%

Tax calculated using statutory tax rate	394	613	793
Increase (decrease) in taxes resulting from permanent differences—the tax effect:
Tax exempt income, income subject to special tax rates and non-deductible expenses *)	(36)	(110)	(101)
Increase in taxes resulting from change in carry-forward tax losses for which no deferred taxes were provided, net	245	84	78
Taxes on non-controlling interest in a subsidiary qualifies as a REIT	(166)	(218)	(13)
Taxes with respect to prior years	9	9	1
Deferred taxes due to changes in tax rates	—	(49)	33
Taxes with respect to Group’s share of earnings of associates, net	(3)	(37)	(75)
Difference in tax rate applicable to income of foreign companies and other differences	(38)	(27)	42

Taxes on income	405	265	758

Effective tax rate	27.2%	10.8%	23.9%

*)	Primarily with respect to income which is not taxable income, and for tax rates of 0%-13.1% expected to apply upon disposal of some of the Group’s properties, primarily in Canada.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26:- CONTINGENT LIABILITIES AND COMMITMENTS

a.	Engagements

1.	Shareholders’ agreement in connection with FCR

In January 2011, the Company and Alony-Hetz entered into a shareholders’ agreement that replaced the shareholders’ agreement from October 2000. The agreement includes provisions, among others, as to mutual support of appointment of directors on FCR’s Board (up to two directors by Alony-Hetz and all other directors by the Company), the grant of tag-along rights to Alony-Hetz upon the sale of FCR shares by the Company, the Company’s drag-along right to compel Alony-Hetz to participate in the sale of its shares in FCR, a right of either party to participate in acquiring additional securities of FCR, the Company’s right of first offer in the event of a sale of FCR shares by Alony-Hetz under certain conditions, and Alony-Hetz’s undertaking to refrain from interfering in FCR’s management or attempting to acquire control of FCR, subject to certain conditions. It was also agreed that FCR’s Board of Directors shall not include more than 15 members.

The shareholders’ agreement is in effect until the earlier of the following: 10 years; once Alony-Hetz’s holdings in FCR shares decreases below 3% of the issued share capital of FCR; or the date on which the Company’s holdings in FCR decreases below 20%.

2.	Shareholders’ agreement in connection with ATR

The Company and CPI (collectively: “the Investors”) have entered into a series of agreements that regulate their relations with respect to their interests in ATR, including rules for joint voting at a shareholders’ meeting of ATR and rules for the transfer of shares. Additionally, the Investors have entered into a series of agreements with ATR that govern their rights in ATR and which include, inter alia, the right to appoint four members of ATR’s Board of Directors on behalf of the Investors, the right to determine the identity of the Chairman of ATR’s Board of Directors, the right to appoint the majority of the members of the Nominations Committee of ATR’s Board of Directors, and rights of consent in connection with the taking of very material decisions at ATR, including the appointment of ATR’s President.

The aforesaid series of agreements, together with their aggregate interests in ATR (55% as of the reporting date) conferred the Investors with joint control over ATR. Upon the Company’s acquisition of all of CPI’s shares subsequent to the reporting date (see Notes 9c and 40a), the shareholders’ agreement between the Company and CPI was canceled and the agreement with ATR was amended, such that the aforementioned rights of the Investors are left exclusively in the hands of the Company.

3.	Shareholder’s agreement in connection with CTY

Simultaneously with CTY’s private offering in 2014 (refer to Note 9f5), the Company has entered into an agreement with CPPIBEH, accordingly the Company undertook to support the appointment of up to two directors for the board of directors of CTY that will be recommended by CPPIBEH and CPPIBEH undertook to support the appointment of up to three directors for the board of directors of CTY that will be recommended by the Company. In addition, the Company shall grant CPPIBEH a tag-along right for a sale of CTY shares to the extent higher than 5% of CTY’s shares during 12 months period under certain conditions. The agreement will terminate at the sooner of: (1) 10 years from the signature date, (2) if CPPIBEH will hold less than 10% of CTY’s shares, or (3) the Company will hold less than 20% of CTY’s shares.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26:- CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

4.	The Group has a lease agreement for an aircraft for business use by the Group’s executives. The lease is classified as an operating lease according to IAS 17. The annual lease payment is approximately U.S. $ 2.5 million. The lease agreement ends in May 2017. In addition, the Group entered into an agreement with a third party which will provide operating services and maintenance for the aircraft in consideration for fixed annual service fees of approximately one million U.S. dollar plus variable expenses based on the extent of use of the aircraft.

5.	The Group’s companies have entered into operating lease agreements with tenants occupying their properties. The following details the minimum lease fee receivable in respect to the lease agreements:

December 31
2014
NIS in millions
Year 1	2,855
Year 2 to 5	7,847
Year 6 and thereafter	6,151

Total	16,853

6.	As for engagements with related parties, refer to Note 38.

b.	Guarantees

1.	As of December 31, 2014, the Company’s subsidiaries excluding Dori Group are guarantors for loans from various entities in respect of investment properties under development, which they own together with partners and for bank guarantees, which were provided in the ordinary course of business, in the aggregate amount of approximately NIS 758 million (December 31, 2013—approximately NIS 784 million).

2.	As of December 31, 2014 Dori Group and its subsidiaries provided guarantees as follows:

NIS in millions
Bank guarantees under the Apartments Sales Law in Israel	422
Bank guarantees to secure performance and quality of other construction works	416
Others	159

997

3.	The Company guarantees an unlimited amount to banks to secure credit received by wholly-owned subsidiaries of the Company. Total guarantees (including for debentures) as of December 31, 2014 and 2013 amounted to NIS 1,335 million and NIS 1,305 million, respectively. Total utilized guarantees (including debentures) as of December 31, 2014 and 2013 amounted to NIS 463 million and NIS 373 million, respectively. Wholly-owned subsidiaries of the Company guarantee loans and credit facilities obtained by the Company from banks, in an unlimited amount. In addition the company had pledged subsidiary’s shares to secure credit of subsidiary.

4.	As for collaterals granted to secure guarantees, refer to Note 29.

c.	Contingent liabilities for the completion of the construction and redevelopment of properties and others

1.	The Company’s subsidiaries have off-balance sheet commitments for the completion of the construction and redevelopment of investment properties which, as of December 31, 2014, totaled approximately NIS 2,096 million (December 31, 2013—NIS 1,444 million).

2.	As of the reporting date, CTY has a contingent liability to refund input VAT received of approximately NIS 448 million (December 31, 2013—NIS 383 million), should the property, subject to the input VAT, be sold to a VAT-exempt entity within 10 years, or within five years for properties acquired in Finland prior to 2008.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26:- CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

d.	Legal claims

1.	Several legal proceedings are pending against the Company’s subsidiaries in the ordinary course of their business including in respect of personal injury and property damage that occurred in their shopping centers and in other properties, as well as construction defects and claims of suppliers and sub constructors related to Dori Group. The Company estimates that the claimed amounts are immaterial (on a stand-alone basis or on a cumulative basis) to the Company’s results.

2.	As ATR noted in its financial reports as of December 31, 2014, there are currently criminal proceedings pending against Mr. Julius Meinl and others before the criminal court in Vienna relating to events that occurred in 2007 and earlier. In connection with this, a law firm representing various investors in ATR, who had invested at the time of these events, has alleged that ATR is liable for various instances of fraud, breach of trust and infringements of the Austrian Stock Corporation Act and Austrian Capital Market Act arising from the same events. The public prosecutor has directed ATR to reply to the allegations and has started criminal investigation proceedings against Atrium based on the Austrian Corporate Criminal Liability Act. This legislation, which came into force on ATR in 2006, is of uncertain application. ATR’s management believes a finding of liability on its part would be inappropriate. Accordingly, ATR intends to actively defend these proceedings.

In addition, ATR is involved in certain civil claims and regulatory investigations in Austria, in connection with securities transaction and related matters during 2006 and 2007, in a scope which is not material for the Company. It should be noted, that the Jersey Financial Service Commission found that there was no breach of Jersey Laws due to the aforementioned events.

3.	In July and August 2014, a number of lawsuits were filed with the Economic Affairs Division of the Tel Aviv District Court to certify lawsuits as class actions, against Dori Construction, Dori Group, their directors and officers and their auditors, as well as against Gazit Development and the Company. The motions deal with damage allegedly caused to the public that have invested in Dori Construction and/or Dori Group, as the case may be, as a result of the publication of allegedly erroneous information in the reporting of Dori Construction, including in its financial statements, and as a result of failing to report, at the appointed time, material adverse information concerning the financial results and the financial position of Dori Construction, and consequently, concerning the financial results of Dori Group. The grounds for the claims in the aforementioned motions include grounds under the Securities Law, 1968, among which are the inclusion of erroneous details in the financial statements and deficient and erroneous reporting, a tort of negligence under the Torts Laws, breach of statutory duty (in relation to the Securities Law and the Regulations promulgated thereunder, as well as the Companies Law), all being with regard to the reporting of Dori Construction. The amounts of the aforesaid claims range from NIS 13 million to NIS 75 million (subject to quantifying the exact damage in the course of the hearings on the lawsuits), which are not material for the Company (including cumulatively).

Moreover, two derivative actions were filed against Dori Construction and Dori Group and their directors and officers in connection with a dividend distribution made by Dori Construction to its shareholders.

On November 9, 2014, the court ordered the plaintiffs in the class actions to file a single unified motion on their joint behalf, apart from the action on behalf of the Movement for Quality Government, and apart from the two last actions that have been dismissed. With regard to the two motions to certify derivative actions, the court has decided that a ruling with regard to the procedural rules in these motions will be granted by it at a later date, following the filing of the

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26:- CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

unified motion to certify the lawsuit as a class action. On December 28, 2014, the amended unified motion was filed to certify a lawsuit as a class action, and on March 3, 2015, a statement of claim was filed that should have been attached to the aforesaid motion, but was omitted therefrom. Currently, the due date for the Company to file its response to the amended unified certification motion is May 7, 2015. The Company cannot estimate the chance of the lawsuit’s success at this preliminary stage of the procedure.

NOTE 27:- Equity

a.	Composition

	December 31, 2014			December 31, 2013			January 1, 2013
	Authorized		Issued and outstanding	Authorized		Issued and outstanding	Authorized		Issued and outstanding
	Number of shares
Ordinary shares of NIS 1 par value each	500,000,000	*)	179,444,463	500,000,000	*)	176,837,508	500,000,000	*)	166,294,246

b.	Movement in issued and outstanding share capital

	2014	2013	2012
	Number of Shares
Balance as of January 1 *)	176,837,508	166,294,246	165,868,103
Exercise of share options (employees and officers)	147,670	104,242	426,143
Vesting of RSUs (employees and officers)	59,285	—	—
Issue of shares	2,400,000	10,439,020	—

Balance as of December 31 *)	179,444,463	176,837,508	166,294,246

*)	of which NIS 1,046,993 par value shares are held in treasury by the Company.

c.	In October 2014, the Company completed a private placement and issued to a private qualified investor 1.7 million of Company’s shares and 3.4 million of untraded warrants and to a wholly owned subsidiary of the parent company 0.7 million of Company’s shares and 1.4 million of untraded warrants for immediate total consideration of NIS 118 million at U.S.$ 13.25 per share. The untraded warrants were issued for no additional consideration and expired on December 29, 2014.

d.	On June 13, 2013, the Company issued to the public through a shelf prospectus, approximately 10.4 million ordinary shares, at a price of NIS 47.9 per share, for a total gross consideration of NIS 500 million (approximately NIS 489 million, net of issuance expenses).

e.	Composition of other capital reserves:

	Year ended December 31
	2014	2013	2012
	NIS in millions
Available-for-sale financial assets	51	15	19
Transactions with controlling shareholder	147	147	147
Transactions with non-controlling interests	(43)	44	77
Share-based payment	15	16	11
Revaluation reserve of cash flow hedges	(43)	(76)	(199)
Revaluation reserve of fixed assets	—	—	5

	127	146	60

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27:- Equity (Cont.)

f.	Supplementary information with regard to other comprehensive income (loss)

	Year ended December 31
	2014	2013	2012
	NIS in millions
Exchange differences on translation of foreign operations	1,215	(2,414)	(425)
Transfer to income statement with respect to disposal of foreign operations	—	—	3
Tax effect	(45)	—	—
Group’s share in equity-accounted investees	(22)	(29)	9

	1,148	(2,443)	(413)

Gain (loss) with respect to cash flow hedges	(6)	172	(128)
Transfer to income statement with respect to cash flow hedges	74	130	8
Tax effect	(10)	(73)	32
Group’s share in equity-accounted investees	(12)	10	(12)

	46	239	(100)

Income (loss) with respect to available-for-sale financial assets	87	(7)	39
Transfer to income statement with respect to available-for-sale financial assets	(34)	4	(3)
Tax effect	(17)	(1)	1

	36	(4)	37

Revaluation gain on fixed assets in jointly controlled entity	—	(6)	10

Total other comprehensive income (loss)	1,230	(2,214)	(466)

g.	Composition of non-controlling interests

	Year ended December 31
	2014	2013	2012
	NIS in millions
Share in equity of subsidiaries *)	17,713	14,381	14,406
Share options, warrants and capital reserve from share-based payment in subsidiaries	107	144	154
Conversion option proceeds in subsidiaries	27	26	56

	17,847	14,551	14,616

*)	Including capital reserves and acquisition-date fair value adjustments.

h.	Dividends

1.	Pursuant to the Company’s policy, the Company announces at the end of each year the anticipated dividend for the following year. In November 2014, the Company announced that the dividend to be declared in 2015 would not be less than NIS 0.46 per share per quarter (NIS 1.84 per share on an annualized basis), in place of the dividend policy announced in November 2013, pursuant to which the Company distributed NIS 0.45 per share per quarter (NIS 1.80 per share on an annualized basis).

The above is subject to the existence of sufficient distributable income at the relevant dates and is subject to the provisions of any law relating to dividend distributions and to decisions that the Company is permitted to take. This includes the appropriation of its income for other purposes and the revision of this policy.

2.	During 2014, the Company declared and paid dividends in the total amount of approximately NIS 318 million (NIS 1.80 per share) (2013—NIS 298 million (NIS 1.72 per share), 2012—NIS 264 million (NIS 1.60 per share)).

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27:- Equity (Cont.)

3.	On March 23, 2015, the Company declared a dividend in the amount of NIS 0.46 per share (a total of approximately NIS 82.1 million), payable on April 14, 2015 to the shareholders of the Company on April 7, 2015.

i.	Capital management of the Company

The Company evaluates and analyzes its capital in terms of economic capital, that is, the excess of fair value of its assets over its liabilities. The Company manages its capital in the currencies of the different markets in which it operates and at similar levels to the ratio of assets in a particular currency to total assets according to proportionate consolidation.

The Company manages its capital in order to ensure broad economic flexibility for investing in its areas of operations as well as in synergistic areas, while maintaining strong credit rating, high level of liquidity and seeking to maintain most of its assets as unencumbered.

The Company’s Board of directors determined the optimal capital ratios that will provide adequate return for the shareholders at a risk which it defines as low. From time to time the Company’s Board authorized a deviation from the capital ratio that the Board deems appropriate when the Company’s management makes significant investments, while simultaneously setting targets for the restoration of appropriate ratios within a reasonable time.

Over the years, the Company and its subsidiaries have raised equity capital on a regular basis in the markets in which they operate. In 2014, the Group raised a total of approximately NIS 2,483 million, in 2013—NIS 1,025 million and in 2012—NIS 1,832 million.

The Company evaluates its capital ratios on a consolidated basis (including non-controlling interests), on the basis of extended “stand alone” basis with reference to the capital of its listed subsidiaries presented at equity method, and also based on cash flow ratios.

NOTE 28:- SHARE-BASED COMPENSATION

a.	In December 2011 the Company’s Board of Directors approved a new Share Incentive Plan (the “Plan”). Pursuant to the Plan, the Company may grant directors, employees, officers and services providers, options, ordinary shares, restricted shares and other share based awards as set out in the Plan, convertible into up to 4.5 million of the Company’s shares, subject to various tax consequences and regimes.

b.	In 2013, the Company granted, as part of the plan in section a above share options, Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”) to Company’s officers and employees.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28:- SHARE-BASED COMPENSATION (Cont.)

c.	The following table presents the change in number of the Company’s share options and their original weighted average exercise price:

	2014		2013
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		NIS		NIS
Share options at beginning of year	1,500,716	44.00	818,900	36.12
Share options granted	—	—	1,048,287	47.85
Share options forfeited	(28,485)	48.65	(12,871)	46.59
Share options exercised	(475,295)	35.73	(353,600)	37.04
Share options expired	(97,082)	48.65	—	—

Share options at end of year	899,854	47.72	1,500,716	44.00

Share options exercisable at end of year	299,951	47.72	311,425	33.61

Each abovementioned share option is exercisable into one ordinary share of NIS 1 par value of the Company at an exercise price that is linked to the Israeli CPI and subject to adjustments for share distributions, rights issues and dividend distributions. The grantees are also provided the choice of a cashless exercise. The options vest over three years in three equal instalments, starting one year from the grant date of the options, and the options expire four years after the grant date.

d.	The following table presents the movement in units of the Company RSUs and PSUs and the information that was used to calculate the fair value at the grant date:

	2014		2013
	RSUs	PSUs	RSUs	PSUs
Units at beginning of the year	151,091	244,760	—	—
Units granted	—	—	153,920	244,761
Units forfeited	(4,408)	(41,258)	(2,829)	—
Units Vested	(59,285)	—	—	—

Units at end of year	87,398	203,502	151,091	244,761

Each RSU and PSU is exercisable into one ordinary share of the Company. The RSUs vest over three years in three equal instalments, starting one year from the grant date of the RSU.

The PSUs (which were granted to officers only) vest over three years in one instalment from the grant date and are subject to a general yield (including dividend distributions) of the Company share price during the vesting period of at least 20% with respect to the Company share price at the grant date. In the event of a dividend distribution, the grantees shall be entitled to remuneration that reflects the benefit relating to the dividend in respect of the RSUs and PSUs that had not vested on the dividend distribution date.

e.	The expenses recognized in the income statement for share options, RSU’s and PSU’s in 2014, 2013 and 2012 amounted to NIS 9.1 million, NIS 9.7 million and NIS 3.9 million, respectively.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28:- SHARE-BASED COMPENSATION (Cont.)

f.	Cash-settled transactions

Several employees and officers of a wholly-owned subsidiary of the Company are entitled to cash compensation, based on the price of the Company’s shares (“units”). The vesting period of the units is three years as of the reporting date, there are 185 thousand units outstanding (As of December 31, 2013 274 thousand units outstanding).

In addition, as of the reporting date there are 25 thousand RSU units that are vesting over three years period and are settled in cash (as of December 31, 2013 43 thousand RSU units).

The carrying amount of the liability relating to the aforementioned cash settled compensation plans as of December 31, 2014 is NIS 1 million (2013—NIS 1 million).

NOTE 29:- CHARGES (ASSETS PLEDGED)

a.	As collateral for part of the Group’s liabilities, including guarantees provided by banks in favor of other parties, the Group’s rights to various real estate properties which it owns have been mortgaged and other assets, including the right to receive payments from tenants and from apartment buyers under sale agreements, rights under contracts with customers, funds and securities in certain bank accounts, have been pledged. In addition, charges have been placed on part of the shares of investees and of other companies which are held by the companies in the Group.

The balances of the secured liabilities are as follows:

	December 31
	2014	2013
	NIS in millions
Short-term loans and credit	117	175
Non-current liabilities (including current maturities)	7,360	9,555
Debentures (including current maturities)	847	861

	8,324	10,591

b.	To secure the debentures (series J), issued by the Company in February 2009, a fixed pledge has been placed on five real estate properties which are owned by Gazit Development and whose total value as of the reporting date is approximately NIS 1,167 million.

NOTE 30:- RENTAL INCOME

During the years 2012-2014, the Group had no single tenant which contributed more than 10% to total rental income. As for information about rental income by operating segments and geographical regions, see Note 39.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 31:- PROPERTY OPERATING EXPENSES

	Year ended December 31
	2014	2013	2012
	NIS in millions
Salaries and related expenses	97	103	96
Property tax and other fees	624	650	672
Maintenance and repairs	389	413	421
Utilities	243	258	259
Insurance and security	120	124	127
Others	111	141	130

	1,584	1,689	1,705

NOTE 32:- REVENUES AND COSTS FROM SALE OF BUILDINGS, LAND AND CONSTRUCTION WORKS

                    PERFORMED

	Year ended December 31
	2014	2013	2012
	NIS in millions
a. Revenues
Revenues from sale of buildings and land	230	328	200
Revenues from construction contracts	1,127	1,344	1,560

	1,357	1,672	1,760

b. Cost of revenues by revenue sources
Cost of sale of buildings and land	252	279	181
Cost of revenues from construction contracts	1,408	1,409	1,539

	1,660	1,688	1,720

c. Cost of revenues by expense components
Land	98	73	46
Materials	311	427	464
Subcontractors	1,011	959	953
Salaries and related expenses	120	116	119
Depreciation	7	5	5
Fair value upon acquisition amortization and others	113	108	133

	1,660	1,688	1,720

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 33:- GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31
	2014	2013	2012
	NIS in millions
Salaries and management fees (1)	346	350	397
Professional fees	84	77	86
Depreciation	25	29	29
Sales and marketing	40	38	32
Other (including office maintenance) (2)	124	116	129

	619	610	673

(1)	As for salaries and management fees to related parties, refer to Note 38b.
(2)	Net of income management fees from related party, refer to Note 38a.

NOTE 34:- OTHER INCOME AND EXPENSES

a.	Other income

	Year ended December 31
	2014	2013	2012
	NIS in millions
Gain from realization of associate	—	—	4
Capital gain on assets disposal	—	5	21
Gain from bargain purchase*)	47	198	134
Others	8	15	5

	55	218	164

*)	In 2014 includes amount of NIS 47 million due to purchase of additional ATR shares (refer to Note 9c).

b.	Other expenses

	Year ended December 31
	2014	2013	2012
	NIS in millions
Loss from decrease in holding interest, net	1	11	4
Capital loss on assets disposal (including transaction expenses)	65	58	26
Impairment of other assets	14	2	7
Other	1	3	10

	81	74	47

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 35:- FINANCE EXPENSES AND INCOME

a.	Finance expenses

	Year ended December 31
	2014	2013	2012
	NIS in millions
Finance expenses on debentures	1,166	1,190	1,050
Finance expenses on convertible debentures	77	89	99
Finance expenses on loans from financial institutions and others	611	831	1,013
Revaluation of derivatives*)	190	2	—
Loss from early redemption of debentures **)	154	142	147
Exchange rate differences and other	45	44	37
Finance expenses capitalized to real estate under development	(128)	(113)	(132)

	2,115	2,185	2,214

*)	Mainly from swap hedging transactions.
**)	In 2014 and 2013 includes NIS 62 million and NIS 118 million, respectively due to unwinding hedging transactions in a subsidiary, that were reclassified from other comprehensive income, also refer to note 20d.

b.	Finance income:

	Year ended December 31
	2014	2013	2012
	NIS in millions
Gain from investments in securities, net	35	7	28
Dividend income	24	4	6
Interest income from investees	44	34	5
Interest income	47	73	63
Revaluation of derivatives, fees and others	3	431	13
Exchange rate differences	4	—	5

	157	549	120

NOTE 36:- NET EARNINGS PER SHARE

Details about the number of shares and net income used in calculation of net earnings per share:

	Year ended December 31,
	2014		2013		2012
	Weighted number of shares	Net income attributable to equity holders of the Company	Weighted number of shares	Net income attributable to equity holders of the Company	Weighted number of shares	Net income attributable to equity holders of the Company
	In thousands	NIS in millions	In thousands	NIS in millions	In thousands	NIS in millions
For the calculation of basic net earnings per share	176,459	73	171,103	926	164,912	901

Effect of dilutive potential ordinary shares	87	(4)	310	(10)	104	(34)

For the calculation of diluted net earnings per share	176,546	69	171,413	916	165,016	867

For details in respect of the outstanding warrants and stock options of the Company’s investees, refer to Note 9c(4), 9d(3), 9e(3) and 9f(3) and for convertible debentures issued by subsidiary, refer to Note 21.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:- FINANCIAL INSTRUMENTS

a.	Financial risk factors

Group’s global operations expose it to various financial risk factors such as market risk (including foreign exchange risk, CPI risk, interest risk and price risk), credit risk and liquidity risk. The Group’s comprehensive risk management strategy focuses on activities that reduce to a minimum any possible adverse effects on the Group’s financial performance.

The following is additional information about market risks and their management:

1.	Foreign currency risk

The Group operates in a large number of countries, therefore it is exposed to currency risks resulting from the exposure to the fluctuations of exchange rates in different currencies, mainly to the U.S. dollar, the Canadian dollar and the Euro. Some of the Group companies’ transactions are performed in currency other than their functional currency. The Group’s policy is to maintain a high correlation between the currency in which its assets are purchased and its activity is executed and the currency in which the liabilities relating to the purchase of these assets are assumed in order to minimize currency risk. As part of this policy, the Group enters into cross-currency swap transactions with respect to the liabilities, for details refer to d. below.

2.	CPI risk

The Group has loans from banks and issued debentures linked to changes in the Consumer Price Index (“CPI”) in Israel. For the sum of financial instruments linked to the CPI and for cross currency swap transactions, with respect to which the Group is exposed to changes in the CPI, refer to sections d and f below.

3.	Interest rate risk

Liabilities that bear floating interest rate expose the Group to cash flow risk and liabilities that bear fix interest rate expose the Group to interest rate risk in respect of fair value. As part of the risk management strategy, the Group maintains certain composition of exposure to fix interest to exposure to floating interest. From time to time and according to market conditions, the Group enters into interest rate swaps in which they exchange variable interest with fixed interest and, vice-versa, to hedge their liabilities against changes in market interest rate (refer to section d below). As of the reporting date, 91.4% of the Group’s liabilities (88.6% excluding interest rate swaps) bear fixed interest (as of December 31, 2013—90%, 80% excluding interest rate swaps). For additional details regarding interest rates and the maturity dates, refer also to Notes 20 to 22.

4.	Price risk

The Group has investments in marketable financial instruments traded on stock exchanges, including shares, participation certificates in mutual funds and debentures, which are classified either as available-for-sale financial assets or financial assets measured at fair value through profit or loss, with respect to which the Group is exposed to risk resulting from fluctuations in security prices which are determined by market prices on stock exchanges. The carrying amount of such investments as of December 31, 2014 is NIS 299 million (December 31, 2013—NIS 220 million). This exposure is not hedged.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:- FINANCIAL INSTRUMENTS (Cont.)

5.	Credit risk

The financial strength of the Group’s customers has an effect on its results. The Group is not exposed to significant concentration of credit risks. The Group regularly evaluates the quality of the customers and the scope of credit extended to its customers. Accordingly, the Group provides for an allowance of doubtful debts based on the credit risk in respect of certain customers.

Cash and deposits are deposited with major financial institutions. Company management estimates that the risk that such parties will fail to meet their obligations is remote as they are financially sound.

6.	Liquidity risk

The Group’s policy is to maintain a certain balance between long-term financing, among others mortgages, bank loans and debentures to more flexible financing through the use of revolving lines of credit for periods up to 5 years, in which the Group can utilize credit for different periods.

As of December 31, 2014, the Group has a working capital deficiency of NIS 2.1 billion. The Group has unused approved credit facilities in the amount of NIS 10.2 billion that can be used over the coming year. The Company’s management believes that these sources, as well as the positive cash flow generated from operating activities, will allow each of the Group’s companies to repay their current liabilities when due.

For additional details regarding the maturity dates of the Group’s financial liabilities, see e. below.

b.	Fair value

The following table presents the carrying amount and fair value of groups of financial instruments that are measured in the financial statements not at fair value:

		December 31, 2014		December 31, 2013
	note	Carrying amount	Fair value	Carrying amount	Fair value
		NIS in millions
Financial assets
Non-current deposits and loans	10	564	562	659	657

Financial liabilities
Debentures	20	26,038	28,081	23,070	24,598
Convertible debentures	21	*) 1,254	1,317	*) 1,221	1,273
Interest-bearing loans from financial institutions and others	22	9,768	10,187	14,767	15,090

		37,060	39,585	39,058	40,961

Total financial liabilities, net		(36,496)	(39,023)	(38,399)	(40,304)

*)	Excluding the conversion component which is presented in non-controlling interests, for a total of NIS 27 million (2013—NIS 26 million).

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:- FINANCIAL INSTRUMENTS (Cont.)

Fair value determination of financial instruments:

The carrying amount of the financial instruments that are classified as current assets and current liabilities approximate their fair value.

The fair value of financial instruments that are quoted in an active market (such as marketable securities, debentures) were calculated based on quoted market closing prices on the reporting date.

The fair value of loans bearing variable interest approximates their nominal value.

The fair value of debt instruments that are not quoted in an active market or that are traded in an illiquid market is determined using standard pricing valuation models such as DCF which considers the present value of future cash flows discounted at the interest rate, which according to Company’s management and external valuators estimates reflects market conditions including the parties’ credit risk on the reporting date.

As of December 31, 2014 the interest rate range for unquoted debt instruments (mortgages receivable) that were classified at level 3 in the fair value hierarchy is 4%-11%.

The fair value of forward contracts with respect to foreign currency is calculated taking into account the future rates quoted for contracts having the same settlement dates and in addition the amounts are discounted with relevant interest and the value is adjusted to the credit risk of the counter party.

The fair value of interest rate swap contracts and cross-currency swap contracts that include a principle and interest are determined by discounting the anticipated cash flows from the transaction by the applicable yield curve, with adjustments for inter-currency liquidity gaps (CBS), inflation expectations and the credit risk of the parties.

c.	Classification of financial instruments by fair value hierarchy

Following is the classification of financial instruments that are not measured at fair value in the financial statements, according to fair value hierarchy as defined in IFRS 13 (refer to Note 2n):

		December 31, 2014
		Level 1	Level 2	Level 3
	Note	NIS in millions
Financial assets
Non current investments and loans	10	—	—	564

Financial liabilities
Debentures	20	11,353	14,685	—
Convertible debentures	21	1,254	—	—
Interest bearing loans from financial institutions and others	22	—	9,768	—

Net finance assets (liabilities)		12,607	24,453	—

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:- FINANCIAL INSTRUMENTS (Cont.)

		December 31, 2013
		Level 1	Level 2	Level 3
	Note	NIS in millions
Financial assets
Non current investments and loans	10	—	211	448

Financial liabilities
Debentures	20	11,294	11,778	—
Convertible debentures	21	1,221	—	—
Interest bearing loans from financial institutions and others	22	—	14,840	—

Net finance liabilities		12,515	26,618	—

Following is the classification of financial instruments that are measured at fair value presented in the financial statements, according to the fair value hierarchy as defined in IFRS 13 (refer to Note 2m):

Financial assets measured at fair value

		Level 1	Level 2	Level 3
	Note	NIS in millions
December 31, 2014
Financial assets at fair value through profit or loss:
Shares	4b	103	—	—
Debentures	4b	9	—	—
Hedging financial derivatives	37d	—	378	—
Available-for-sale financial assets:
Shares	11	187	—	—
Participation certificates in equity funds *)	11	—	—	383

		299	378	383

December 31, 2013
Financial assets at fair value through profit or loss:
Shares	4b	69	—	—
Debentures	4b	22	—	—
Hedging financial derivatives	37d	—	808	—
Available-for-sale financial assets:
Shares	11	116	—	—
Participation certificates in equity funds *)	11	—	—	328

		207	808	328

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:- FINANCIAL INSTRUMENTS (Cont.)

	December 31, 2014	December 31, 2013
	NIS in millions
Balance at beginning of the year	328	343
Additions	2	14
Capital return	(10)	(8)
Impairment through profit or loss	(3)	—
Revaluation through capital reserve	27	4
Translation adjustments from foreign operations	39	(25)

Balance at end of the year	383	328

During 2014, there were no transfers with respect to fair value measurement of any financial instrument between Level 1 and Level 2, and there were no transfers to or from Level 3 with respect to fair value measurement of any financial instrument.

Financial liabilities measured at fair value

		Level 1	Level 2	Level 3
	Note	NIS in millions
December 31, 2014
Financial liabilities at fair value through profit or loss:
Hedging financial derivatives	37d	—	153	—
Non-hedging financial derivatives	19	42	—	—
Other liabilities		—	—	—

		42	153	—

December 31, 2013
Financial liabilities at fair value through profit or loss:
Hedging financial derivatives	37d	—	201	—
Non-hedging financial derivatives	19	26	—	—
Other liabilities		—	—	4

		26	201	4

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:- FINANCIAL INSTRUMENTS (Cont.)

d.	Financial derivatives

The following table present information about cross-currency swaps, interest rate swaps, forward contracts and purchase options:

Transaction type	Denomination	Outstanding notional amount NIS in million		Linkage basis/ Interest receivable	Linkage basis / Interest payable	Remaining average effective duration	Fair value - NIS in millions
		31.12.14	31.12.13				31.12.14	31.12.13
Cross currency swaps
	Euro-NIS	2,307	2,172	CPI linked, 1.10%-5.10%	Fixed, 2.15%-6.36%	7.1	16	145
		60	70	CPI linked, 4.95%	Variable L+1.35%	2.5	29	35
		306	220	nominal, 1.30%-6.83%	Fixed, 0.71%-5.06%	2.6	40	40
		531	151	nominal, 2.63%-2.64%	Variable L	5.4	46	(2)
	U.S.$-NIS	255	272	CPI linked, 3.56%- 4.57%	Fixed 5.38%- 5.97%	7.3	(5)	33
		160	160	nominal, 6%-7.7%	Fixed, 4.59%-6.33%	1.5	9	26
		150	150	Telbor + 0.7%	Fixed 3.53%	2.8	7	20
		243	243	nominal, 2.67%	Variable L	5.4	(6)	1
	C$-NIS	408	773	CPI linked, 3.45%-4.95%	Fixed, 5.43%-6.07%	7.0	35	115
		—	305	—	—	—	—	180
		80	80	nominal, 6.4%	Variable, L + 1.08%	1.5	12	16
		326	76	nominal, 1.80%-6.00%	Fixed, 2.85%-3.15%	6.3	1	19
		100	100	Telbor + 0.7%	Fixed 3.37%	2.8	14	16
		—	250	—	—	—	—	46
	BRL- NIS	273	273	CPI Linked 2.60%	Brazil CPI linked 3.45%-3.79%	3.0	54	80
	Swedish Krona- Euro	709	—	Fixed, 3.75%	Fixed, 4.45%-4.48%	5.5	3	—
Interest rate swaps fixed/variable
	U.S.$	972	868	Variable	Fixed	4.1	(1)	10
	C$	250	273	Variable	Fixed	0.0	1	6
		€—	2,138	Variable	Fixed	—	—	(147)
	Swedish Krona	275	1,125	Variable	Fixed	2.9	(25)	(34)
Forward contracts
	Different currencies	4,586	3,946			short term	3	1
Call options
	Canadian government bonds	470	294			8.5	(8)	1

							225	607

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:- FINANCIAL INSTRUMENTS (Cont.)

Fair value of financial derivatives is presented in the statement of financial position within the following categories:

	December 31
	€ 2,014.00	€ 2,013.00
	NIS in millions
Current assets *)	90	39
Non-current assets *)	288	769
Current liabilities	(59)	(32)
Non-current liabilities	(94)	(169)

	225	607

*)	In 2014, the Company unwound cash flow hedging interest-rate swap transactions (principal and interest swap) totaling notional amount of NIS 1.1 billion in consideration for approximately NIS 334 million (the amount includes NIS 91 million in respect of interest). Following the unwinding, the Company entered into a new cash flow hedging transactions, according to Company’s risk hedging policy.

Below is the fair value of derivatives designated for hedge accounting included in the above table:

	December 31
	2014	2013
	NIS in millions
Assets	16	38
Liabilities	(36)	(138)

	(20)	(100)

e.	Liquidity risk

The table below presents the maturity schedule of the Group’s financial liabilities based on contractual undiscounted payments (including interest payments):

December 31, 2014

	Less than one year	2 to 3 years	4 to 5 years	Over 5 years	Total
	NIS in millions
Credit from banks and others (excluding current maturities)	553	—	—	—	553
Trade payables	900	—	—	—	900
Other accounts payable	1,080	—	—	—	1,080
Debentures	2,715	6,721	5,438	17,696	32,570
Convertible debentures	66	507	778	193	1,544
Interest-bearing loans from financial institutions and others	1,946	2,873	4,335	2,807	11,961
Hedging financial derivatives, net	(6)	(47)	(13)	43	(23)
Other financial liabilities	342	58	33	217	650

	7,596	10,112	10,571	20,956	49,235

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:- FINANCIAL INSTRUMENTS (Cont.)

December 31, 2013

	Less than one year	2 to 3 years	4 to 5 years	Over 5 years	Total
	NIS in millions
Credit from banks and others (excluding current maturities)	257	—	—	—	257
Trade payables	940	—	—	—	940
Other accounts payable	1,116	—	—	—	1,116
Debentures	1,952	5,302	6,595	15,711	29,560
Convertible debentures	65	130	646	760	1,601
Interest-bearing loans from financial institutions and others	2,859	5,954	4,501	4,006	17,320
Hedging financial derivatives, net	80	(18)	(180)	(174)	(292)
Other financial liabilities	184	82	61	347	674

	7,453	11,450	11,623	20,650	51,176

f.	Linkage terms of monetary balances

	December 31, 2014
	NIS - Linked to the Israeli CPI	In or linked to U.S.$	In or linked to C$	In or linked to Euro	In NIS - non- linked	Other	Unlinked	Total
	NIS in millions
Assets
Cash and cash equivalents	—	196	68	158	140	88	—	650
Short-term investments and loans	102	44	220	2	—	—	—	368
Trade and other accounts receivable	361	207	51	56	25	65	88	853
Long-term investments and loans	169	150	337	183	33	499	71	1,442

Total monetary assets	632	597	676	399	198	652	159	3,313
Other financial assets (1)	—	—	—	—	—	—	1,060	1,060
Other assets (2)	—	16,978	25,735	12,952	3,507	6,255	184	65,611

Total assets	632	17,575	26,411	13,351	3,705	6,907	1,403	69,984

Liabilities:
Short-term credit from banks and others	3	—	12	323	215	—	—	553
Trade payables and other accounts payable	292	222	680	240	534	50	218	2,236
Liabilities attributable to assets held for sale	—	—	—	—	110	—	—	110
Debentures (3)	9,959	2,963	7,218	4,717	1,181	—	—	26,038
Convertible debentures	—	—	1,254	—	—	—	—	1,254
Interest-bearing loans from financial institutions and others	359	3,656	4,269	593	242	539	—	9,658
Other financial liabilities	2	82	68	25	6	—	7	190

Total financial liabilities	10,615	6,923	13,501	5,898	2,288	589	225	40,039
Other liabilities (4)	—	—	—	—	—	—	4,075	4,075

Total liabilities	10,615	6,923	13,501	5,898	2,288	589	4,300	44,114

Assets, net of liabilities	(9,983)	10,652	12,910	7,453	1,417	6,318	(2,897)	25,870

(1)	Mainly financial instruments at fair value.
(2)	Mainly investment property, investment property under development, fixed assets and deferred taxes.
(3)	As for cross currency swap transactions for the exchange of the linkage basis on part of the debentures, see d. above. As of the reporting date, the Company has NIS 3,396 million of cross-currency swaps from NIS linked to Israeli CPI to foreign currency and NIS 1,896 million from non-linked NIS to foreign currency.
(4)	Mainly deferred faxes, derivatives and advances from customers.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:- FINANCIAL INSTRUMENTS (Cont.)

	December 31, 2013
	NIS - Linked to the Israeli CPI	In or linked to U.S.$	In or linked to C$	In or linked to Euro	In NIS - non- linked	Other	Unlinked	Total
	NIS in millions
Assets
Cash and cash equivalents	—	168	25	168	585	72	—	1,018
Short-term investments and loans	117	78	297	2	10	—	—	504
Trade and other accounts receivable	8	158	87	86	86	491	94	1,010
Long-term investments and loans	131	421	222	80	38	506	4	1,402

Total monetary assets	256	825	631	336	719	1,069	98	3,934
Other financial assets (1)	—	—	—	—	—	—	1,343	1,343
Other assets (2)	—	15,633	24,024	13,428	3,417	5,938	210	62,650

Total assets	256	16,458	24,655	13,764	4,136	7,007	1,651	67,927

Liabilities:
Short-term credit from banks and others	86	3	86	4	78	—	—	257
Trade payables and other accounts payable	271	173	604	192	690	171	143	2,244
Liabilities attributable to assets held for sale	—	—	73	—	—	—	—	73
Debentures (3)	9,814	2,680	6,078	3,288	1,210	—	—	23,070
Convertible debentures	—	—	1,221	—	—	—	—	1,221
Interest-bearing loans from financial institutions and others	336	4,577	4,547	3,838	40	1,429	—	14,767
Other liabilities	2	72	70	25	14	5	10	198

Total financial liabilities	10,509	7,505	12,679	7,347	2,032	1,605	153	41,830
Other liabilities (4)	—	—	—	—	—	—	3,744	3,744

Total liabilities	10,509	7,505	12,679	7,347	2,032	1,605	3,897	45,574

Assets, net of liabilities	(10,253)	8,953	11,976	6,417	2,104	5,402	(2,246)	22,353

(1)	Mainly financial instruments at fair value.
(2)	Mainly investment property, investment property under development, fixed assets and deferred taxes.
(3)	As for cross currency swap transactions for the exchange of the linkage basis on part of the debentures, see d. above. As of December 31, 2013, the Company has NIS 4,067 million of cross- currency swaps from NIS linked to Israeli CPI to foreign currency and has NIS 1,430 million from non-linked NIS to foreign currency.
(4)	Mainly deferred taxes, derivatives and advances from customers.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:- FINANCIAL INSTRUMENTS (Cont.)

g.	Sensitivity analysis of market risks

	Sensitivity analysis of financial balances to absolute changes in interest rates
Impact on pre-tax income (loss) for the year of a 1% increase in interest rates	U.S.$ interest	C$ interest	€ interest	NIS interest
	NIS in millions
31.12.2014	(48)	(10)	(18)	(3)
31.12.2013	(22)	(7)	(23)	(3)

	Sensitivity analysis of financial balances of absolute changes in Consumer Price Index
	+2%	+1%	-1%	-2%
Effect on pre-tax equity	NIS in millions
31.12.2014	(200)	(100)	100	200
31.12.2013	(205)	(103)	103	205

	Sensitivity analysis for financial derivative absolute changes in Consumer Price Index
	+2%	+1%	-1%	-2%
Effect on pre-tax income (loss)	NIS in millions
31.12.2014	81	40	(41)	(83)
31.12.2013	94	47	(47)	(95)

	Sensitivity analysis for financial derivatives- relative changes in exchange rates
	+10%	+5%	-5%	-10%
Effect on pre-tax income (loss)	NIS in millions
31.12.2014
Change in exchange rate of €	(377)	(187)	185	367
Change in exchange rate of U.S.$	(91)	(45)	45	90
Change in exchange rate of C$	(96)	(48)	48	95
Change in exchange rate of Brazilian Real	(24)	(12)	12	24
31.12.2013
Change in exchange rate of €	(294)	(146)	145	289
Change in exchange rate of U.S.$	(80)	(40)	40	79
Change in exchange rate of C$	(149)	(74)	74	149
Change in exchange rate of Brazilian Real	(22)	(11)	11	22

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:- FINANCIAL INSTRUMENTS (Cont.)

	Sensitivity analysis for financial derivatives- absolute changes in interest rates
	+2%	+1%	-1%	-2%
Effect on pre-tax income (loss)	NIS in millions
€ 2,014.00
Change in interest on €	257	135	(129)	(129)
Change in interest on U.S.$	48	25	(26)	(49)
Change in interest on C$	88	46	(51)	(101)
Change in exchange rate of Brazilian Real	13	7	(6)	(12)
Change in nominal interest on NIS	(138)	(71)	68	109
Change in real interest on NIS	(459)	(238)	252	527
€ 2,013.00
Change in interest on €	315	165	(172)	(303)
Change in interest on U.S.$	48	25	(24)	(43)
Change in interest on C$	103	54	(58)	(118)
Change in exchange rate of Brazilian Real	14	7	(8)	(16)
Change in nominal interest on NIS	(74)	(38)	40	68
Change in real interest on NIS	(537)	(276)	297	622

	Sensitivity analysis for financial derivatives- absolute changes in interest rates
	+2%	+1%	-1%	-2%
Effect on pre-tax equity (accounting hedge)	NIS in millions
31.12.2014
Change in interest on U.S.$	66	34	(37)	(59)
Change in interest on C$	60	32	(34)	(71)
Change in Swedish Krona	15	8	(3)	(3)
31.12.2013
Change in interest on €	91	47	(32)	(32)
Change in interest on U.S.$	71	36	(39)	(67)
Change in interest on C$	29	15	(16)	(34)
Change in Swedish Krona	51	26	(27)	(45)

Sensitivity analysis and main assumptions

The Company has performed sensitivity tests of principal market risk factors that are liable to affect its reported operating results or financial position. The sensitivity analysis presents the gain or loss or change in equity (before tax) in respect of each financial instrument for the relevant risk variable chosen for that instrument as of each reporting date. The examination of risk factors and the financial assets and liabilities were determined based on the materiality of the exposure in relation to each risk assuming that all the other variables remain constant. The sensitivity analysis refers to a potential increase in the relevant variables at rates that the Company deemed appropriate, as the case may be. The same is true for a decrease in same percentage which would impact profit or loss by the same amounts in the opposite direction, unless otherwise indicated.

In addition:

1.	The sensitivity analysis for changes in interest rates of monetary balances was performed on long-term liabilities with variable interest as of the reporting date.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:- FINANCIAL INSTRUMENTS (Cont.)

2.	According to the Company’s policy, as discussed in a. above, the Company generally hedges its main exposures to foreign currency, among others, through maintaining a high correlation between the currency in which its assets are purchased and the currency in which the liabilities are assumed. Accordingly, economic exposure of assets net of financial balances to changes in foreign currency exchange rates is fairly limited in scope. Nonetheless, there is accounting exposure to changes in foreign currency and interest rates with respect to cross currency swap transactions which were not designated for hedge accounting, as presented in the above table.

3.	The main accounting exposure in respect of derivative financial instruments is in respect of changes in fair value due to changes in interest, CPI and currency which may have an effect on the profit or loss or directly on equity due to transactions that do not qualify for accounting hedge and transactions that do qualify for accounting hedge, respectively.

4.	Cash and cash equivalents, including financial assets that are deposited or maintained for less than one year, were not included in the analysis of exposure to changes in interest.

NOTE 38:- TRANSACTIONS AND BALANCES WITH RELATED PARTIES

a.	Income

	Year ended December 31
	2014	2013	2012
	NIS in millions
Management fees from the parent company (section d)	1.3	1.3	1.4

Interest income from investees	44	34	5

b.	Other expenses and payments

	Year ended December 31
	2014		2013		2012
	Number of people	NIS in millions	Number of people	NIS in millions	Number of people	NIS in millions
Directors’ fees	9	2.5	8	2.9	7	2.3

Salaries and related expenses, see (1) below	5	*) 60.5	4	*) 26.4	4	25.3

*)	Includes compensation of NIS 14.6 million and NIS 2.9 million for the years 2014 and 2013, respectively, from equity-accounted jointly controlled company.
(1)	As for the employment terms (including share based compensation) of the Chairman of the Board, the Executive Vice Chairman of the Board, the Deputy Chairman of the Board and the Company’s President, see details in section c below.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38:- TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

c.	Employment agreements

1.	Chairman of the Board of Directors, Mr. Chaim Katzman

a)	Mr. Katzman serves as the chairman of the Board of Directors of the Company but his employment agreement with wholly owned subsidiary of the Company terminated in November 2011.

It is hereby clarified that, despite the expiration of the agreement, Mr. Katzman is continuing to fulfill his duties as Chairman of the Company’s Board of Directors without compensation from the Company, although in the course of fulfilling his duties Mr. Katzman is entitled to continue using the Company’s resources in order to fulfill his duties.

b)	In June 2014, EQY and Mr. Katzman entered into an agreement for the period commencing on January 1, 2015 and ending on December 31, 2017, according to which Mr. Katzman will continue serving as EQY’s Chairman of the Board of Directors. Pursuant to the provisions in the agreement, at the end of the period, the agreement will be automatically renewed on a yearly basis, unless one party objects. According to the agreement, Mr. Katzman is entitled to an annual grant which is determined at the discretion of EQY’s compensation committee as well as to a reimbursement of expenses with respect to his position. The agreement also sets forth provisions relating to its termination by either EQY or Mr. Katzman and the compensation to which Mr. Katzman will be entitled to upon termination. In additional, in January 2015 255,000 restricted shares were granted to Mr. Katzman, which will vest every month over 36 months commencing January 2015 and ending on December 31, 2017.

c)	According to the agreement between Mr. Katzman and FCR from 2011, pursuant to which, as long as Mr. Katzman serves as the chairman of FCR’s Board, he is entitled to an annual remuneration at an amount of C$ 500 thousand plus annual issuances of restricted units that are convertible to FCR’s shares in value of C$ 500 thousand. The agreement with FCR also provides for Mr. Katzman’s entitlement of compensation in the case of termination of his contract due to change of control in FCR. According to the agreement in March 2014, Mr. Katzman was granted 19,718 deferred restricted share units for no consideration that are convertible into 19,718 FCR shares, based on the price of C$ 17.75 per share at the grant date.

In January 2015, FCR and Mr. Katzman entered into an agreement replacing the aforementioned agreement in light of the appointment of Mr. Katzman as Non-Executive Chair of the Board. In accordance with the amended agreement, with effect from January 1, 2015, Mr. Katzman is entitled to annual compensation in the amount of C$ 150 thousand, as well as to an annual grant of deferred restricted share units convertible into FCR shares with a value of C$ 150 thousand. It was also provided that the agreement would be for a period of two years. In accordance with the terms of the new employment agreement, in January 2015, Mr. Katzman was granted 1,995 deferred restricted share units for no consideration, that are convertible into 1,995 FCR shares based on a price of C$ 18.85 per unit at the grant date, that will vest at the end of Mr. Katzman service as a director in FCR.

d)	According to the advisory agreement since 2008 with ATR, Mr. Katzman, ATR’s Chairman of the Board is entitled to a yearly remuneration of € 550 thousand due to advisory services and recovery of expenses from ATR.

In addition, in August 2012 Mr. Katzman was granted 127 thousands share options for ATR shares with an exercise price of € 3.63 over a vesting period of 3 years commencing the grant date. In addition, in November 2013 Mr. Katzman was granted additional 200 thousands share option for ATR shares, for an exercise price of € 4.38 per share in total value of € 150 thousands. These share options were not exercised as of the reporting date.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38:- TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

e)	For 2014, Mr. Katzman is entitled for director’s remuneration in the amount of € 165 thousand for his services as CTY’s chairman of the Board.

2.	Active Vice Chairman of the Company’s Board of Directors, Mr. Dori Segal

a)	Mr. Segal serves as the Active vice Chairman of the Company’s Board of Directors, but his employment agreement with a wholly owned subsidiary of the Company terminated in November 2011.

It is hereby clarified that despite the expiration of the agreement, Mr. Segal continues to fulfill his duties as Executive Vice-Chairman of the Company’s Board of Directors without compensation from the Company, although in the course of fulfilling his duties Mr. Segal is entitled to continue using the Company’s resources in order to fulfill his duties.

b)	Mr. Segal, who also served as FCR’s President and CEO until the first quarter of 2015, entered into an employment agreement with FCR, effective October 2001 (which was amended from time to time and recently in July 2010), pursuant to which, he is entitled to an annual compensation of C$ 720 thousand as well as to reimbursement of expenses with respect to his position. In respect of 2014, Mr. Segal’s total salary cost was C$ 778 thousand. The employment agreement mentioned above is for an unlimited period. According to the agreement, Mr. Segal is also entitled to annual bonuses and to participate in FCR’s compensation plans, including share compensation. For 2014, Mr. Segal was not entitled to an annual bonus. Likewise, the agreement also contains provisions relating to its termination by either of the parties and the amounts to which Mr. Segal will be entitled upon its termination. In December 2014, FCR and Mr. Segal entered into an agreement for the termination of Mr. Segal’s employment as President and CEO of FCR. Within the framework of the agreements, it was provided that Mr. Segal is entitled to a one-time payment in the amount of C$ 4.6 million in connection with the termination of his service. It was also provided that, for his service as Executive Vice Chairman of the board of directors, Mr. Segal would be entitled to annual compensation in the amount of C$ 700 thousand and to an annual grant of restricted stock units with a value of C$ 300 thousand. It was provided that the agreement would be for a period of two years.

According to his agreement, Mr. Segal was granted compensation of equity instruments by FCR. Approximately 25 thousand restricted units convertible into 25 thousand FCR shares were issued to Mr. Segal for no consideration in March 2014, based on the price of C$ 17.75 per share at the grant date.

On March 2014, Mr. Segal was granted 65 thousand share options convertible into 65 thousand FCR shares that will vest over period of 5 years at an exercise price of C$ 17.77 per share, which are exercisable through March 2024. The fair value of each share option on the grant date, based on the binomial model, is C$ 8.43.

c)	Mr. Segal receives for his services on EQY’s Board restricted shares each year. In 2014 Mr. Segal was granted 3,500 restricted shares at the average price per share of U.S.$ 22.53. In January 2015 Mr. Segal was granted 3,500 restricted shares at the average price per share of U.S$ 25.62. With respect to 2014. Mr. Segal also received directors’ compensation of U.S.$ 74.5 thousand with respect to 2014.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38:- TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

3.	Deputy Chairman of the Board, Mr. Arie Mientkavich

In accordance with his employment agreement from June 2005, as recently extended in September 2013, Mr. Mientkavich is employed as Active Deputy Chairman of the Company’s Board of Directors for a three-year period which ends in September 2016, in a 50% capacity, at a gross monthly salary of NIS 80 thousand linked to the CPI, plus associated benefits. Mr. Mientkavich is also entitled to an annual cash bonus that will not exceed NIS 500 thousand, which will be calculated in accordance with the attainment of measurable goals set for the Company and at the discretion of the Compensation Committee and the Board of Directors of the Company, in a ratio of up to 20% of the annual bonus.

The provision of the employment agreement also provides that, in the event of the agreement being terminated by either party to the agreement at the end of the agreement’s term or during the course thereof, other than for dismissal “with cause”, Mr. Mientkavich will be entitled to 60 days’ advance notice during the course of which he will be entitled to receive the full terms provided under the employment agreement as well as an adaptation grant in an amount equivalent to six months’ salary.

As part of the renewal of his employment agreement, Mr. Mientkavich was granted in 2013 144 thousand share options, 16 thousand RSUs and 36 thousand PSUs, refer to Note 28 for details.

4.	Company’s President, Mr. Aharon Soffer

As part of his employment agreement, as renewed in September 2013 for a period of three years from November 2013, entitle Mr. Soffer to a gross monthly salary of NIS 160 thousands, linked to the CPI, plus associated customary benefits and an annual bonus at an amount of up to 100% of his yearly salary in accordance with the attainment of measurable goals set for the Company pursuant to the Company’s Compensation Policy and at the discretion of the Compensation Committee and the Board of Directors of the Company, in a ratio of 20% of the annual bonus. Mr. Soffer’s annual salary for 2014 (excluding bonus) totaled to NIS 2,763 thousand.

The employment agreement may be canceled by either of the parties upon providing 180 days’ advance notice. In addition, the terms of the employment agreement provide that in the event of termination of the employment on the initiative of the Company, other than for dismissal “with cause” and also in the event of resignation in circumstances where the resignation is viewed under the law as a dismissal or in the event of death or loss of working ability, Mr. Soffer will be entitled to 180 days’ advance notice during the course of which he will be entitled to receive the full terms provided under the employment agreement, an additional six months’ salary including social benefits, plus the lower of his basic salary for an additional 12 months or for the period remaining until the end of the agreement, and the acceleration of the vesting period of the equity compensation instruments granted to Mr. Soffer. If Mr. Soffer’s employment is terminated during the 12-month period following a change in the Company’s control, Mr. Soffer will be entitled to acceleration of the vesting period of all the equity compensation instruments granted to him (instead of the aforementioned terms), as well as a bonus equivalent to 200% of his basic annual salary.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38:- TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

As part of the renewal of his employment agreement, Mr. Soffer was granted in 2013 382 thousands share options, 43 thousands RSUs and 97 thousands PSUs, refer to Note 28 for details.

In March 2015, the Company’s Compensation Committee and Board of Directors approved Mr. Soffer annual bonus for 2014 in the amount of NIS 480 thousand.

For his services as a director in ATR, Mr. Soffer is entitled to director fees in the amount of € 25 thousand for 2014. Such fees are fully transferred to the Company.

d.	Entering into an agreement with Norstar

On January 26 2012, the Company’s shareholders meeting approved entering into an agreement with Norstar (the “Gazit-Norstar Agreement”) with respect to the following matters:

1.	Amending the management agreement with Norstar, which expired on November 15, 2011, pursuant to which Norstar will pay the Company monthly payment of NIS 105 thousands linked to the Israeli CPI including VAT for various management services. The Agreement is for a three-year period and renews automatically for further periods, each for three years, with each party being entitled to give notice of non-renewal subject to the applications of the Companies Law. Management services will include secretarial services, book keeping services, treasury services, computer services, communications, legal services, and dealing with bank financing, the capital markets and investments.

2.	Amending the existing non-competition provisions between the Company and Norstar Group in the following manner: Norstar has undertaken that, so long as Norstar Group continues to be the Company’s controlling shareholder and so long as the Company is engaged, as its principal business, in the field of shopping centers and medical office buildings, Norstar Group will not engage in such fields and will not own shares in companies that are engaged in such fields as its principal activity and proposals it receives to engage in and/or to hold the aforementioned will be passed on by it to the Company, except for holding up to 5% of the share capital of such companies listed on a stock exchange in Israel or abroad. With regard to business in the real estate field other than shopping centers and medical office buildings, Norstar has undertaken to grant the Company the right of first offer.

3.	In light of the Company’s shares offering on the NYSE, registration rights have been granted to Norstar in connection with the securities of the Company that are held by Norstar Group, subject to the terms set forth in the Gazit-Norstar Agreement.

In September 2014, the relevant organs of the Company and of Norstar approved the renewal of the aforesaid agreement, without any change apart from updating the monthly management fees to an amount of NIS 122 thousand.

e.	Balances with related parties

	December 31
	2014	2013
	NIS in millions
Interest receivable from joint ventures and equity-accounted investees (Note 6)	30	30

Loans to equity-accounted investees (Note 9a)	878	743

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 39:- SEGMENT INFORMATION

a.	General

According to the “management approach”, as defined in IFRS 8, the Group operates in several operating segments, five of which meet the definition of “reportable segment” (as presented in the table below). The segments are identified both on the basis of geographical location of the income producing properties and on the basis of the nature of the business activity, as appropriate. Company’s management evaluates the segment results separately in order to allocate the resources and asses the segment performance which, in certain cases, differ from the measurements used in the consolidated financial statements, as described below. Financial expenses, financial income and taxes on income are managed on a group basis and, therefore, were not allocated to the different segment activities.

Other segments include, among others, activities that meet the qualitative criteria of an “operating segment” in accordance with IFRS 8 as they constitute the entity’s business component from which it generates revenues and incurs expenses and for which financial information is available and separately reviewed by the Company’s management. Such segments however, do not meet the quantitative threshold that requires their presentation as a reportable segment and comprise mainly the following activities: medical office buildings sector in United States (ProMed), shopping centers and lands in Israel, Germany, Brazil and Bulgaria.

b.	Financial information by operating segments

As of and for the year ended December 31, 2014

	Shopping centers in U.S. (1)	Shopping centers in Canada	Shopping centers in North Europe	Shopping centers in Central- Eastern Europe (2)	Initiation and performance of construction works (2)	Other segments	Adjustments for consolidated (3)-(8)	Consolidated
	NIS in millions
Segment revenues
External revenues (3)	1,263	2,100	1,366	1,372	1,355	459	(1,645)	6,270

Segment results:
Gross profit (loss) (4)	943	1,318	948	969	(302)	332	(1,182)	3,026
Depreciation and amortization (4)	361	9	4	13	9	3	(367)	32
Share in earnings (losses) of investees	39	30	—	—	(9)	(2)	(46)	12
Operating income (loss) (5)	473	1,193	853	756	(393)	260	304	3,446
Segment assets:
Operating assets (6)	11,356	25,817	15,945	14,217	1,122	5,145	(9,831)	63,771
Investments in investees	343	465	171	—	416	53	4,765	6,213

Total assets	11,699	26,282	16,116	14,217	1,538	5,198	(5,066)	69,984

Investments in non-current assets (7)	799	1,552	457	1,255	3	536	(1,253)	3,349

Segment liabilities (8)	288	458	332	579	523	87	41,847	44,114

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 39:- SEGMENT INFORMATION (Cont.)

b.	Financial information by operating segments

As of and for the Year ended December 31, 2013

	Shopping centers in U.S. (1)	Shopping centers in Canada	Shopping centers in North Europe	Shopping centers in Central- Eastern Europe (2)	Initiation and performance of construction works (2)	Other segments	Adjustments for consolidated (3)-(8)	Consolidated
	NIS in millions
Segment revenues
External revenues (3)	1,201	2,216	1,406	1,345	1,569	526	(1,445)	6,818

Segment results:
Gross profit (loss) (4)	870	1,396	963	915	(27)	377	(1,053)	3,441
Depreciation and amortization (4)	315	11	4	10	7	3	(316)	34
Share in earnings (losses) of investees	10	8	—	—	(11)	(4)	146	149
Operating income (loss) (5)	420	1,275	884	743	(79)	326	517	4,086
Segment assets:
Operating assets (6)	10,380	24,313	15,799	14,339	1,356	6,233	(10,400)	62,020
Investments in investees	322	125	66	—	401	56	4,937	5,907

Total assets	10,702	24,438	15,865	14,339	1,757	6,289	(5,463)	67,927

Investments in non-current assets (7)	845	1,774	377	1,276	6	218	(1,259)	3,237

Segment liabilities (8)	235	383	391	656	709	106	43,094	45,574

As of and for the Year ended December 31, 2012

	Shopping centers in U.S. (1)	Shopping centers in Canada	Shopping centers in North Europe	Shopping centers in Central- Eastern Europe (2)	Initiation and performance of construction works (2)	Other segments	Adjustments for consolidated (3)-(8)	Consolidated
	NIS in millions
Segment revenues
External revenues (3)	1,256	2,237	1,185	1,324	1,760	565	(1,318)	7,009

Segment results:
Gross profit (4)	587	1,426	803	898	40	396	(566)	3,584
Depreciation and amortization (4)	333	11	6	6	6	4	(332)	34
Share in earnings of investees	3	28	1	—	8	60	199	299
Operating income (loss) (5)	332	1,301	694	718	(17)	351	1,886	5,265

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 39:- SEGMENT INFORMATION (Cont.)

c.	Geographical information

External revenues

	Year ended December 31
	2014	2013	2014
	NIS in millions
U.S.	1,391	1,401	1,448
Canada	2,100	2,216	2,292
Northern and Western Europe	1,441	1,487	1,268
Central-Eastern Europe	1,374	1,348	1,327
Israel	1,568	1,778	1,960
Other	40	34	31
Reconciliations (1) (3)	(1,644)	(1,446)	(1,317)

Total	6,270	6,818	7,009

Location of non-current operating assets (7)

	December 31
	2014	2013
	NIS in millions
U.S.	11,892	12,223
Canada	24,875	23,544
Northern and Western Europe	16,251	16,543
Central-Eastern Europe	13,991	14,433
Israel	2,693	2,748
Other	904	487
Reconciliations (1) (6)	(4,516)	(6,025)

Total non- current assets	66,090	63,953

d.	Notes to segment information

1.	The relevant data for the analysis and allocation of resources to the shopping centers in the U.S. is based on financial statements which have been prepared in accordance with accounting principles in the U.S. (U.S. GAAP) (“EQY accounts”).

2.	Jointly controlled entities are accounted for according to the equity method. Therefore, the information of the segment “shopping centers in central-eastern Europe” that represent reportable segment is included in segments information at its full value and offset against the consolidation adjustments column.

Similarly, the information of the segment “shopping centers in North Europe” reflects the full value of the joint venture Kista Galleria, that was purchased in 2013 and is offset against the consolidation adjustments column.

3.	The Group has no material intersegment revenues. Adjustments with respect to segment revenues primarily include revenues presented in EQY accounts as revenues from discontinued operations, proportionate consolidation of EQY in joint ventures other adjustments between U.S.GAAP to IFRS, elimination of ATR’s and Kita Galleria results and other adjustments.

4.	The reconciliations to the consolidated information in the gross profit item include the effect of the reconciliations to revenues, as mentioned above, and cancellation of depreciation and amortization expenses which were recognized in EQY accounts.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 39:- SEGMENT INFORMATION (Cont.)

5.	Adjustments for consolidation under Operating Income include, in addition to section 4 above, goodwill impairment, adjustment due to ATR results as mentioned above, gain from revaluation of investment property not included in segment reporting, amounting to NIS 1,053 million, NIS 962 million and NIS 1,938 for 2014, 2013 and 2012, respectively. Likewise, these reconciliations include unallocated general and administrative expenses of approximately NIS 115 million, NIS 159 million and NIS 175 million and unallocated net other income (expense) of approximately NIS 24 million, NIS 162 million and NIS 132 million, for 2014, 2013 and 2012, respectively.

6.	Includes current operating assets, investment property, property under development fixed assets and non-current inventory. The reconciliations for consolidation include mainly available-for-sale securities, deferred taxes, derivatives, goodwill and fair value adjustments of investment property mainly in EQY and cancellation of ATR’s and Kista Galleria assets as mentioned above.

7.	Non-current assets include mainly fixed assets, investment property, investment property under development and non-current inventory.

8.	Segment liabilities include operating liabilities such as trade payables, land lease liabilities, other payables and tenants’ security deposits. The reconciliations for consolidation include mainly deferred taxes, financial derivatives and interest-bearing liabilities.

NOTE 40:- EVENTS AFTER THE REPORTING DATE

a.	On January 21, 2015 the Company acquired approximately 52 million shares of ATR representing approximately 13.87% of ATR’s issued share capital and voting rights. The shares were acquired from CPI at a price of EUR 4.40 per share, for a total consideration of approximately EUR 229 million (NIS 1.06 billion) in an off-market transaction (“the acquisition”). As a result at the acquisition the Company’s interest in ATR increased to 55% and the Company became the sole controlling entity in ATR, and commencing with its financial statement for the first quarter of 2015, the Company will consolidate ATR’s financial statement. The Company expects to recognize a net loss from gaining control of approximately NIS 23 million. In addition, the Company will reclassify capital reserves (mainly translation reserve) accumulated from the investment in ATR and were recognized in the past as other comprehensive loss at an amount of NIS 466 million to profit or loss, against recognition of income to capital reserves. The net non cash impact on profit or loss is expected to be a loss of NIS 489 million. Total decrease in equity attributed to Company’s shareholders is NIS 23 million. The aforesaid information is estimation as of December 31, 2014, and may change subject to changes in ATR’s equity and to the completion of purchase price allocation work.

b.	In January 2015, The Company issued to the public NIS 752 million par value unsecured debentures (series L), by way of an expansion of a listed series, for net consideration of NIS 789 million, that bears an effective annual interest rate of 3.51%.

c.	In January 2015, FCR issued to the public in Canada C$ 90 million par value (NIS 302 million) unsecured debentures (series S), by way of an expansion of a listed series. The debentures bear a fixed annual interest rate of 4.32% and are payable in one installment on July 31, 2025.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 40:- EVENTS AFTER THE REPORTING DATE (Cont.)

d.	In February 2015 FCR completed a public offering in Canada of approximately 3.8 million shares, for C$ 19.8 per share, for a total consideration of C$ 75 million (NIS 253 million). The Company didn’t purchase any shares at this issuance. In addition, FCR has granted to the offering’s underwriters an option to acquire from it at the offering price, an additional 570 thousand shares. This option was fully exercised for consideration of C$ 11.3 million (NIS 38 million). As a result of the offering, the Company’s interest in FCR decreased to 43.1%, and the Company recognized an equity increase in an amount of NIS 24 million, which was recognized in other reserves.

e.	In March 2015, EQY announced a public offering in United States of approximately 3.9 million shares, for U.S.$ 27.05 per share, for a total consideration of U.S.$ 105.5 million (NIS 410 million). EQY has granted to the offering’s underwriters an option, to acquire from it at the offering price, up to an additional 585 thousand shares. This option is valid for a period of 30 days from the date of closing the offering and was not exercised yet.

In addition, EQY issued in a private placement to a wholly owned subsidiary of the Company 675 thousands shares in consideration for U.S.$ 16.2 million (NIS 63 million). As a result of the offering, the Company’s interest in EQY decreased from 43.3% to 42.3%, and the Company expects to recognize an equity increase in an amount of NIS 77 million, which was recognized in other reserves.

GAZIT-GLOBE LTD.

APPENDIX A TO CONSOLIDATED FINANCIAL STATEMENTS

LIST OF MAJOR GROUP INVESTEES AS OF DECEMBER 31, 2014 (1)

	Holding interest as of December 31,				Additional information
	2014	2013	Note	Incorporated in	in Note
	%
Equity One Inc.	*) 43.3	*) 45.2	(3)	USA	9d
First Capital Realty Inc.	44.0	45.2	(3)	Canada	9e
M.G.N USA Inc.	100	100	(4)	USA
Gazit (1995) Inc.	100	100	(3)	USA
Gazit Group USA Inc.	100	100	(3)	USA
M.G.N America LLC.	100	100	(3)	USA
M.G.N First Generation LLC.	100	100	(3)	USA
Gazit S.A. Inc.	100	100	(3)	USA
ProMed Properties Inc.	100	100	(3)	USA	9h
Gazit 2003 Inc.	100	100	(2)	Canada
Gazit Canada Inc.	100	100	(4)	Canada
Gazit America Inc.	100	100	(3)	Canada
Ficus Inc.	100	100	(3)	USA
Silver Maple (2001) Inc.	100	100	(3)	USA
Golden Oak Inc.	100	100	(2)	Cayman Islands
Hollywood Properties Ltd.	100	100	(2)	Cayman Islands
Citycon Oyj	42.8	49.3	(2)	Finland	9f
Gazit Europe (Netherlands) BV	100	100	(2)	Netherlands
Gazit Europe (Asia) BV	100	100	(2)	Netherlands
Gazit Germany Beteilingungs GmbH & Co. KG	100	100	(3)	Germany	9h
Gazit Brazil Ltda.	100	100	(3)	Brazil	9h
Gazit Gaia Limited	100	100	(2)	Jersey
Gazit Midas Limited	100	100	(2)	Jersey
Atrium European Real Estate Limited	41.2	39.8	(3)	Jersey	9c
Gazit Globe Israel (Development) Ltd.	84.65	82.5	(2)	Israel	9h
Hashalom Boulevard House Ltd.	100	100	(3)	Israel
Gazit Globe Holdings (1992) Ltd.	100	100	(2)	Israel
G.G. Development Ltd.	100	100	(2)	Israel
Acad Building and Investments Ltd.	100	100	(5)	Israel
U. Dori Group Ltd.	84.9	73.9	(5)	Israel	9g

(1)	The list does not include companies held by EQY, FCR, CTY, ATR, Gazit Development, Acad, Dori Group, Gazit Germany, Gazit Brazil and ProMed Properties Inc.
(2)	Held directly by the Company.
(3)	Held through subsidiaries.
(4)	Held directly and through subsidiaries.
(5)	Held through Gazit Globe Israel (Development) Ltd..
*)	The interest in voting rights as of December 31, 2014 and 2013 is 43.3% and 45.1%, respectively.

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

CHAPTER D – ADDITIONAL DETAILS REGARDING THE COMPANY

Company’s Name:	Gazit-Globe Ltd. (the “Company” or the “Corporation”)

Company’s Registered No.:	520033234

Address:	1 Hashalom Road, Tel-Aviv 67892

E-mail Address:	IR@gazitgroup.com

Telephone:	03-6948000

Facsimile:	03-6961910

Financial Statement Date:	December 31, 2014

Reporting Date:	March 23, 2015

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

REGULATION 10A: CONDENSED QUARTERLY STATEMENTS OF COMPREHENSIVE INCOME

For condensed statements of comprehensive income for 2014 on a quarterly basis, refer to section 3.5(c) of the Directors’ Report.

REGULATION 10C: USE OF PROCEEDS FROM THE ISSUANCE OF SECURITIES

Proceeds from the issuances undertaken by the Company pursuant to the shelf offer reports dated June 5, 2013, June 13, 2015, October 26, 2013, December 25, 2013, April 24, 2014 and January 26, 2015 were used in full, as was also stated in the aforesaid shelf offer reports, to reduce the utilization of the Company’s existing credit facilities and for its current operations.

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

REGULATION 11: LIST OF INVESTMENTS IN SUBSIDIARIES AND IN RELATED COMPANIES

Presented below is a listing of the Company’s investments in each of its subsidiaries and related companies as of the date of the statement of financial position:

Company name	Class of security and par value	Quantity owned	Value in the financial statements (NIS in thousands) (*)	Interest in relation to issued share capital (%)	Interest in relation to voting rights and power to appoint directors (%)	Price at statement of financial position date
Investments in private companies owned by the Company
Beit Derech Hashalom Ltd.	Share NIS 1	9,999	20,121	100	100		—
Gazit-Globe Holdings (1992) Ltd. (1)	Share NIS 1 Deferred shares	432	(161,115)	100	100		—
		1
Gazit-Globe Israel (Development) Ltd. (“Gazit Development”) (2)	Share NIS 0.1	16,909,718	420,256	84.7 (75 on a fully diluted basis)	83.3		—
Golden Oak Inc. (3)	Share US$ 1	100	—	100	100		—
Hollywood Properties Ltd. (4)	Share US$ 1	300	—	100	100		—
M.G.N. (USA) Inc. (5)	Share US$ 1	2,142	1,380,433	100	100		—
Gazit Canada Inc. (6)	Preferred shares C$ 1	296,722,006	5,285,620	100	100		—
	Share C$ 1	1,000	—
Gazit 2003 Inc. (7)	Preferred shares C$ 1 Share C$ 1	113,580,904	—	100	100		—
		100	—
Gazit America Inc.(“GAA”)(8)	Preferred shares C$ 1 Share C$ 1	45,072,964	376,708	100	100		—
		100	—
Gazit Europe (Netherlands) B.V. (9)	Share EUR 1	18,500	(11,344)	100	100		—
Gazit Europe (Asia) B.V. (10)	Share EUR 1	18,000	184,607	100	100		—
Gazit Midas Limited (11)	Share EUR 1	1,000	1,738,164	100	100		—
Gazit Gaia Limited (12)	Share EUR 1	1,000	—	100	100		—
Gazit Brazil Ltda. (13)	Participation rights	—	718,164	100	100		—
Investments in public companies (some of which are owned by the private subsidiaries detailed above)
Equity One Inc (“EQY”). (14)	Share US$ 0.01	53,862,513	—	43.3(15)	43.3(15)	US$	25.36
First Capital Realty Inc (“FCR”) . (16) (17)	Share CAD 1	95,136,750	—	44.0	44.0	C$	18.66
Citycon Oyj (“CTY”) (18)	Share EUR 1.35	254,136,955	3,337,712	42.8	42.8	EUR	2.58
Atrium European Real Estate Limited(19) (“ATR”)	Share EUR 1	154,611,929	—	41.2	41.2	EUR	4.09
U. Dori Group. Ltd. (“Dori”) (20)	Share NIS 1	199,104,426		84.9	84.9	NIS	0.315

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

(*)	According to the Company’s separate financial statements, as of the statement of financial position date.
(1)	Gazit-Globe Holdings (1992) Ltd. owns 35% of Beit Derech Hashalom Ltd.
(2)	Since June 2011, Gazit Development owns 100% of the share capital and voting rights of Acad Building & Investments Ltd. (“Acad”), which has interests in Dori, as detailed in footnote 20 below. In addition, Gazit Development has private subsidiaries that are not presented separately in the table. For details regarding the shareholders’ agreement relating to Gazit Development, refer to section 23.5 of Chapter A of the Periodic Report.
(3)	Golden Oak Inc. owns 30% of Beit Derech Hashalom Ltd. as well as 33.33% of M.G.N. (USA) Inc.
(4)	Hollywood Properties Ltd. owns 35% of Beit Derech Hashalom Ltd. as well as 92.5% of Gazit Canada Inc.
(5)	MGN (USA) Inc. owns 100% of Gazit 1995 Inc., MGN America LLC, Gazit Group USA Inc., Gazit First Generation Inc. and ProMed Properties Inc., as well as shares in EQY.
(6)	Gazit Canada Inc. owns 32.3% of the share capital of FCR.
(7)	Gazit 2003 Inc. owns (with a wholly-owned partnership) 11.7% of the share capital of FCR. Gazit 2003’s value in the financial statements is included in Gazit Canada’s value.
(8)	GAA owns indirectly 11.5% of the share capital of EQY.
(9)	Gazit Europe (Netherlands) B.V. owns a group of German companies, which are not presented separately.
(10)	Gazit Europe (Asia) B.V. invests in a real estate investment fund, resident in Mauritius, India.
(11)	Gazit Midas Limited owns 28% of the share capital of ATR.
(12)	Gazit Gaia Limited owns 13.2% of the share capital of ATR. Gazit Gaia’s value in the financial statements is included in Gazit Midas’ value.
(13)	The interests in Gazit Brazil Limitada are owned through private subsidiaries and a U.S. partnership, which are not presented separately in the table.
(14)	The interests in EQY are owned through Gazit First Generation Inc., MGN (USA) Inc., MGN America LLC and GAA. EQY has private subsidiaries, which are not presented separately in the table.
(15)	With regard to the shareholders’ agreement between the Company and Liberty Group relating to EQY, refer to section 23.2 of Chapter A of the Periodic Report.
(16)	The interests in FCR are owned through Gazit Canada Inc., Gazit 2003 Inc. and Gazit Canada Investment Inc. FCR has private subsidiaries, which are not presented separately in the table.
(17)	With regard to the shareholders’ agreement between the Company and Alony-Hetz relating to FCR, refer to section 23.2 of Chapter A of the Periodic Report.
(18)	The shares of CTY are owned directly. CTY has private subsidiaries, which are not presented separately in the table. For the governance agreement between the Company and CPPIBEH, refer to Section 23.6 of Chapter A of the Periodic Report
(19)	ATR has private companies that are presented separately in the table.
(20)	The interests in Dori are owned through Acad, 84.65% of whose share capital is owned indirectly by the Company (through Gazit Development). Dori owns 59.70% of the share capital of Dori Construction Ltd., a public company that is traded on the Tel Aviv Stock Exchange, as well as another public company in Poland (Ronson Europe NV). In addition, Dori has private subsidiaries, which are not presented separately in the table.

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

Presented below are details of the balance of the Company’s debentures and loans to its subsidiaries and related companies:

Company	Linkage basis	Interest rate	Reported balance as of December 31, 2014 (NIS in thousands)	Repayment years
MGN (USA) Inc. and its wholly-owned subsidiaries	U.S.$	LIBOR+2%	1,444,371	2016
Gazit South America LP	BRL		4,049	(*)
Gazit 2003 Inc.	C$	LIBOR+2.5%	12,956	2016
Gazit Midas Limited	EUR	EURIBOR +5%	1,209,237	2016
Gazit Europe (Netherlands) B.V.	EUR	EURIBOR+3.6%	622,743	2016
Gazit-Globe Israel (Development) Ltd (**)	CPI	4%-6.674%	478,469	2014-2016
	EUR	EURIBOR +2.5%	3,250
	EUR	6.40%	31,856
	CPI	6.97%-7.17%	855,997	2015-2019
	NIS	Wholesale interest 2.25%-2.75%	350,000	2015-2017
G. Globe Development	NIS	3.80%	81,357	(*)
Gazit Gaia Limited	EUR	EURIBOR+5%	642,652	2016
Gazit-Globe Holdings (1992) Ltd.	NIS	3.80%	172,030	(*)
Gazit Asia	U.S.$	LIBOR+4.9%	173,491	2016
Gazit Germany	EUR	EURIBOR+2.5%	246,008	2016-2017

(*)	The loans are automatically renewed from time to time, subject to the possibility of their being terminated in accordance with the terms set forth in the agreements with respect to such loans.

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

REGULATION 12: CHANGES IN INVESTMENTS IN SUBSIDIARIES AND IN AFFILIATES(*)

Date of change	Nature of change	Company name	Class of security	Total par value	Cost (NIS in thousands)	Average cost per unit
10/14	Share acquisition on the stock exchange	Atrium European	Ordinary share	4,671,179	87,098	EUR	3.92
12/14	Share acquisition on the stock exchange	Atrium European	Ordinary share	615,572	11,423	EUR	3.80
09/14	Participation in share issuance	Equity One Inc.	Ordinary share	675,000	57,028	U.S.$	23.30
09/14	Participation in share issuance	First Capital Realty Inc.	Ordinary share	883,000	55,248	C$	19.06
09/14	Options exercise against debt conversion	Gazit Development	Ordinary share	2,269,868	48,439	NIS	21.34
11/14	Options exercise against debt conversion	Gazit Development	Ordinary share	1,282,278	23,453	NIS	18.29
04/14	Preferred share redemption	Gazit Canada	Preferred share	(13,800,000)	343,591,440	C$	1.00
07/14	Preferred share redemption	Gazit Canada	Preferred share	(39,065,000)	124,800,752	C$	1.00
07/14	Participation in rights offer	Citycon Oyj	Ordinary share	33,038,983	410,821,787	EUR	2.65
10/14	Share acquisition on the stock exchange	Citycon Oyj	Ordinary share	3,523,297	42,133,106	EUR	2.50

(*)	Excludes negligible investments in establishing inactive subsidiaries in the reporting period.

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

REGULATION 13: INCOME FROM SUBSIDIARIES AND AFFILIATES AND INCOME THEREFROM

Presented below are details of the 2014 comprehensive income attributed to the shareholders of each of the Company’s subsidiaries or related companies, and also the Company’s income from dividends, management fees and interest from those companies (NIS in thousands):

Company name	Income (loss)	Comprehensive income (loss)	Total comprehensive income (loss)	Dividends	Management fees	Interest income (expenses)
MGN (USA) Inc.	218,957	(4,347)	214,610	—	580	45,394
Gazit Canada Inc.	269,080	27,850	296,930	—	—	(256)
Gazit 2003 Inc.				—	—	—
Gazit America Inc.	71,411	(1,022)	70,389	—	—	—
Gazit-Globe Holdings (1992) Ltd.	(7,099)	—	(7,099)	—	—	4,905
Beit Derech Hashalom Ltd.	1,816	—	1,816	—	—	—
Gazit-Globe Israel (Development) Ltd.	(84,814)	(7,501)	(92,315)	—	—	93,191
G.G. Development Ltd.	(2,547)	—	(2,547)	—	—	2,546
Citycon Oyj.	183,704	39,358	223,062	157,077	—	—
Gazit Europe (Netherlands) B.V.	17,555	10,013	27,569	—	—	20,030
Gazit Europe (Asia) B.V.	4,962	15,738	20,700	—	—	8,934
Gazit Brazil Ltda.	5,817	(13,235)	(7,419)	—	—	—
Gazit Midas Ltd.	(168,389)	(5,530)	(173,919)	—	—	67,524
Gazit Gaia Ltd.				—	—	31,635

(1)	The results of MGN (USA) Inc. include the results of Gazit 1995 Inc., Gazit Group USA, MGN (America) Inc., Gazit Europe Inc., Gazit Senior Care Inc. and ProMed Properties Inc.
(2)	The income of Gazit Canada Inc. includes the results of Gazit 2003 Inc.
(3)	Represents also the operations of Acad, including with respect to its interests in Dori.
(4)	Represents the results of the Company’s operations in Germany.
(5)	Represents the results of Gazit Brazil Limitada’s operations, including those of Gazit South America LP (a U.S. partnership that owns it).
(6)	Gazit Midas Ltd.’s income includes Gazit Gaia Ltd.’s results.

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

REGULATION 20: STOCK EXCHANGE TRADING

During the reporting year, the following securities of the Company were listed for trading:

A.	NIS 2,400,000 ordinary shares of the Company of par value NIS 1 each that were issued pursuant to a private placement report dated September 28, 2014.

B.	206,955 ordinary shares of the Company of par value NIS 1 each that were issued as a result of the exercise of non-tradable securities (options and restricted share units (RSU)) by employees and directors.

C.	NIS 414,048,000 par value of debentures (Series L) that were issued pursuant to a shelf offer report dated April 24, 2014.

In 2014, stock exchange trading in the Company’s securities was not suspended. With regard to the delisting of debentures following their repurchase by the Company, refer to section (D) of Regulation 29 below.

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

REGULATION 21: COMPENSATION OF INTERESTED PARTIES AND SENIOR OFFICERS

Presented below are details of the compensation paid with respect to 2014, to each of the five highest compensation recipients from among the senior officers of the Group (the Company or a corporation which it controls) and the three highest compensation recipients from among the senior officers of the Company itself, who were granted the compensation with respect to their appointment in the Company, as well as details of the compensation paid to the Company’s interested parties:

Details of Compensation Recipient					Compensation for Services (NIS in thousands)
Name	Position	Scope of position	Percentage ownership in the corporation		Salary	Bonus		Share- based payment		Consul- tancy fees	Other		Total
Dori Segal	Executive Vice Chairman of the Board, Vice Chairman of the Board and Former President of FCR		0.40	%(1)	2,786			4,935	(2)	—	14,994	(3)	22,715	(2)
Chaim Katzman	Chairman of the Board of the Company, EQY, FCR, CTY and ATR		—	(5)	5,020	—		10,802		—	—		15,822	(6)
Rachel Lavine	Former CEO of ATR, Vice Chairperson of the Board of ATR and Director of the Company		—		3,588	5,193	(7)	2,844		—			11,625
Mark Langer	Deputy President and CFO of EQY	Full-time	—		1,851	2,820		2,627		—	85.9	(8)	8,157
David Lukes	CEO of EQY	Full-time	—		2,112	1,371		2,668		—	1,789	(9)	7,940
Aharon Soffer	President	Full-time	0.05%		2,763	480		4,125		—	—		7,368
Gil Kotler	Senior Executive Vice President and CFO	Full-time	0.01%		2,142	285		900		—	—		3,327
Eran Ballan	Former Senior Executive Vice President and General Counsel	Full-time	—		202	—		638	(10)	—	2,400	(11)	3,240
Arie Mientkavich	Deputy Chairman of the Board	Half-time	0.06%		1,665	—		1,218		—	—		2,946
Yair Orgler	External Director	—	—		394	—		—		—	—		394
Gary Epstein	Director	—	—		269	—		—		—	—		269
Nadine Baudot-Trajtenberg	Former External Director	—	—		50	—		—		—	—		50
Haim Ben Dor	Director	—	0.04%		382	—		—		—	—		382
Roni Bar-On	External Director	—	—		379	—		—		—	—		379
Douglas Sesler	Director	—	—		267	—		—		—	—		267
Shay Pilpel	Director	—	—		377	—		—		—	—		377
Noga Knaz	External Director	—	—		350	—		—		—	—		350

(1)	Reflects Mr. Segal’s direct interests in the Company. For a description of Mr. Segal’s interests in Norstar Holdings Inc., the controlling shareholder of the Company, refer to Regulation 24 below.
(2)	This amount includes NIS 3,145 thousand with respect to acceleration of the vesting period of securities allotted to Mr. Segal by FCR following termination of his employment as President of FCR.
(3)	This amount is a lump-sum payment granted to Mr. Segal by FCR with respect to the termination of his employment as President of FCR (pursuant to Mr. Segal’s employment agreement at FCR), as specified in section C(4) below.
(4)	Mr. Segal did not receive compensation from the Company for 2014.
(5)	Reflects Mr. Katzman’s direct interests in the Company. For a description of Mr. Katzman’s interests in Norstar Holdings Inc., the controlling shareholder of the Company, refer to Regulation 24 below.
(6)	Mr. Katzman did not receive from the Company compensation for 2014. The amounts specified include the entire compensation which Mr. Katzman received from ATR, a company that in the reporting period was jointly-controlled and was presented according to the equity method, as stated in ATR’s financial statements.
(7)	The bonus amount includes the bonus paid to Ms. Lavine by ATR following termination of her employment as CEO of ATR, as well as an amount of EUR 344 thousand which reflects the bonus guaranteed to Ms. Lavine for her appointment as CEO of ATR in 2014, pursuant to her employment agreement (out of a total bonus amount of EUR 624 thousand), as specified in section G below.

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

(8)	This amount is a retention bonus granted to Mr. Langer by EQY, as specified in section E(1) below.
(9)	This amount is a signing bonus granted to Mr. Lukes, within the framework of his appointment as CEO of EQY, as specified in section F(1) below.
(10)	This amount is with respect to acceleration of the vesting period of securities allotted to Mr. Ballan during his employment period, as specified in section I below.
(11)	This amount is a lump-sum payment made to Mr. Ballan with respect to the termination if his employment in the Company, as specified in section I below.

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

A.	Additional details and explanations to the table—General

1.	The compensation amounts are in terms of cost to the Company or to the subsidiary, as the case may be. Although as of the reporting date ATR is presented according to the equity method, the amounts paid by ATR to the officers specified in the table are included in their entirety in the said table, and not according to the Company’s interests in ATR.

2.	The salary amounts include the cost of salary-related components.

3.	The interests presented in the table are those immediately prior to the publication date of the report.

B.	Additional details and explanations to the table – Details regarding the Chairman of the Board, Mr. Chaim Katzman

1.	The salary shown in the table is as follows: annual compensation received from FCR for his appointment as its Chairman of the Board of Directors, annual compensation received for his appointment as ATR’s Chairman of the Board of Directors, directors’ compensation received from CTY for his appointment as its Chairman of the Board of Directors and social benefits from EQY, in a negligible amount, with respect to his appointment as its Chairman of the Board of Directors.

2.	The amount that appears under the heading “Share-based payment” is composed of the cost recorded in the Company’s 2014 financial statements, with respect to:

2.1	Restricted shares granted to Mr. Katzman by EQY in 2007, in 2010 and in 2015;

2.2	Restricted shares granted to Mr. Katzman by FCR in 2011-2014;

2.3	Share options granted to Mr. Katzman by ATR in 2012-2013.

As to the issuance conditions of the above restricted shares and options (viz., those for which part of their cost has been recorded in the 2014 financial statements), refer to sections 3.3, 4.2 and 5.2 below.

Mr. Katzman serves as Chairman of the Company’s Board of Directors, however the employment agreement between him and a wholly-owned subsidiary of the Company expired in November 2011. For details, refer to section 17 of Chapter A of the Periodic Report.

3.	Details of the compensation of Mr. Katzman from EQY

3.1	In August 2010, EQY and Mr. Katzman entered into an agreement for the period commencing on January 1, 2011 and ending on December 31, 2014, according to which Mr. Katzman will continue serving as EQY’s Chairman of the Board of Directors (this agreement replaced a previous agreement between the parties, dated 2006). Pursuant to the provisions in the agreement, at the end of the period the agreement will be automatically renewed on a yearly basis, unless one party announces otherwise in advance. According to the agreement, Mr. Katzman will be entitled to an annual bonus which will be determined at the discretion of EQY’s Compensation Committee. The agreement also sets forth provisions for the reimbursement of expenses with respect to Mr. Katzman’s position, his entitlement to a car, health insurance for him and for his family members, a cellphone, etc., and provisions regarding its termination by EQY or by Mr. Katzman, while distinguishing between termination “with cause” and termination “without cause”. Within this framework, the agreement sets forth the amounts to which Mr. Katzman will be entitled at the time of the agreement being terminated, which include expense reimbursement as well as the acceleration of all the vesting periods of stock options and restricted shares of EQY due to vest within one year from the agreement’s termination date (pursuant to the circumstances of the termination of the agreement). In addition, EQY may redeem restricted shares vested due to termination of the agreement, and grant Mr. Katzman financial compensation instead, based on the value of the redeemed shares.

3.2

On June 2, 2014, Mr. Katzman entered into an employment agreement with EQY, which replaces the agreement described in section 3.1 above and is in effect commencing on January 1, 2015, and according to which Mr. Katzman will continue serving as EQY’s Chairman of the Board of Directors (the “New Agreement”). The New Agreement will be in effect until December 31, 2017, after which it will be automatically renewed, from time to time, for one-year periods, unless one party announces otherwise at least 90 days prior to the renewal date. The terms of the New Agreement are similar to those of the agreement from 2010 (described above), including with regard to Mr. Katzman’s entitlement to an annual bonus, the related

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

benefits and the provisions for the termination of the agreement. Within the framework of the New Agreement, Mr. Katzman was allocated restricted shares as provided in section 3.3 below, as well as rights to list his EQY securities (in the terms set forth in the Agreement).

3.3	The above table includes, under the heading “Share-based payment”, the cost recorded in the reporting year in the Company’s financial statements with respect to restricted shares granted by EQY to Mr. Katzman, as detailed below: (i) in 2007, Mr. Katzman was granted 31,250 restricted shares the vesting periods of which were updated in an employment agreement between the parties dated 2010 (out of 300,000 restricted shares granted to Mr. Katzman on the same date), at a price of U.S.$ 26.61 per share as of the grant date. These vested in monthly installments from February 2011 to December 2014 (instead of on December 31, 2010, as set at the grant date); (ii) In August 2010, Mr. Katzman was granted 380,000 restricted shares of EQY at a price per share at the grant date of U.S.$ 16.72. These shares vest in several unequal installments as follows: 31,250 shares vested in January 2011; 7,266 vested on the first of every month from February 2011 to December 2014; and 7,248 vested on December 31, 2014 (iii) in January 2015, Mr., Katzman was granted 255,000 restricted shares (as part of the New Agreement, as provided in section 3.2 above, and part of the expense with respect to which was already recorded in the reporting period) at a price per share of U.S.$ 25.62, that shall vest as follows: 7,095 shares vested on January 1, 2015, and 7,083 units will vest every month over a period of 35 months commencing on February 28, 2015 and ending on December 31, 2017, subject to Mr. Katzman continuing to serve at the vesting date. Mr. Katzman will be entitled to dividend (including special dividend) and voting rights in virtue of the said shares, even prior to their vesting. In the event of EQY proposing – during the period of the agreement – to list its securities for trade, EQY will give Mr. Katzman the opportunity on that date to have the EQY securities that he owns listed for trade (including stock options and securities that will be received from their exercise).

Immediately prior to the publication date of this report, EQY’s share price was U.S.$ 27.49.

4.	Details of the compensation of Mr. Katzman from FCR

4.1	Mr. Katzman has entered into an agreement, effective from October 2001, with FCR, which was amended in September 2007 and March 2013. Pursuant to this agreement, so long as Mr. Katzman remained Chairman of FCR’s Board of Directors, he was entitled to annual compensation that amounted to C$ 500 thousand, as well as to the annual grant of restricted share units which are convertible into shares in FCR, in the amount of C$ 500 thousand, where the quantity of restricted shares granted to Mr. Katzman was calculated every year at their grant date according to FCR’s restricted shares plan (until the amendment of the agreement in March 2013, Mr. Katzman was entitled to an annual grant of 28.8 thousand restricted units which are convertible into shares in FCR). The agreement with FCR also stated that, in the event of the agreement being terminated within 24 months of the date of a change of control in FCR, Mr. Katzman will be entitled to a payment equivalent to 2.99 times the annual compensation, and to the immediate release of the lock-up restrictions on all the restricted shares that he will own at that time.

On January 1, 2015 Mr. Katzman and FCR entered into a new agreement, which replaces the aforesaid agreement, in light of Mr. Katzman’s appointment as Non-Executive Chair of the Board of Directors as of the said date. Pursuant to the new agreement, commencing on January 1, 2015 Mr. Katzman is entitled to annual compensation that amounts to C$ 150 thousand, as well as to the annual grant of deferred restricted share units which are convertible into shares in FCR, the quantity of which will be calculated every year at their grant date according to FCR’s deferred shares plan. The agreement has been set for a period of two years, unless it is terminated earlier pursuant to its terms. In addition, the parties agreed that the restricted shares and options granted to Mr. Katzman to date will continue to vest according to their terms (subject to exceptions as set forth in the agreement).

4.2

The above table includes, under the heading “Share-based payment”, the cost recorded in the reporting year in the Company’s financial statements with respect to FCR’s restricted units, which were granted by FCR to Mr. Katzman on various dates and for various vesting periods, as detailed below: (i) 32,250 restricted units were granted to Mr. Katzman in March 2011 for no consideration, and these are convertible into 32,250 shares in FCR at an average price as of the grant date of C$ 15.82 per share; (ii) 14,164 restricted units were granted to Mr. Katzman in April 2012, for no consideration, and these are convertible into 14,164 shares in FCR at a price as of the grant date of C$ 17.65 per share; (iii) 26,283 restricted units were granted to Mr. Katzman in March 2013 for no consideration, and these are convertible into 26,283 shares in FCR at a price as of the grant date of C$ 19.04 per share; (iv) 19,718 restricted units were granted to Mr. Katzman in March 2014 for no

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consideration, and these are convertible into 19,718 shares in FCR at an average price as of the grant date of C$ 17.75 per share. With regard to the restricted units referred to in sub-paragraphs (i) and (iv), the vesting period (at the end of which the units are convertible) is on December 15 of the third calendar year after the grant date, and FCR has the right to redeem the restricted units in cash, in accordance with the quoted FCR share price at the end of the period. The restricted units accrue dividends (by way of receiving additional restricted units), but do not confer voting rights. In addition, pursuant to the terms of Mr. Katzman’s new employment agreement (as provided in section 4.1 above), in January 2015 he was granted 1,995 deferred restricted share units which are convertible into 1,995 shares of FCR at a price per share at the grant date of C$ 18.85 (which are not included in the table above), that will vest at the end of Mr. Katzman’s appointment as director of FCR.

Immediately prior to the publication date of this report, FCR’s share price was C$ 19.89.

5.	Details of the compensation of Mr. Katzman from ATR

5.1	In March 2009, Mr. Katzman, who is serving as Chairman of ATR’s Board of Directors, entered with a company wholly-owned by ATR into an agreement, which was amended in August 2010, pursuant to which Mr. Katzman provides the ATR Group with consultancy services. The agreement is renewed from time to time for further periods of one year each time, unless either of the parties gives notice of its desire not to renew the agreement, at least 3 months prior to the end of the relevant period. In return for the consultancy services, Mr. Katzman is entitled to an annual consideration in the amount of EUR 550 thousand. In addition, Mr. Katzman is also entitled to the refund of expenses incurred in connection with the provision of the services (Mr. Katzman is not entitled to directors’ fees from ATR).

5.2	The above table includes, under the heading “Share-based payment”, the entire cost recorded in the reporting year in ATR’s financial statements (and not the Company’s proportionate share in this cost) with respect to share options granted by ATR to Mr. Katzman, as detailed below: (a) 127 thousand share options for ATR’s shares, with an exercise price of EUR 3.63 per share, were granted to Mr. Katzman in August 2012, and vest three years after their grant date, by virtue of ATR’s share option plan from 2009 (as detailed in section 9.9.2 of the ‘Description of the Company’s Business’ chapter); (b) 200 thousand share options for ATR’s shares, with an exercise price of EUR 4.38 per share and a total value of EUR 150 thousand, that will vest over a period of four years, were granted to Mr. Katzman in November 2013, under ATR’s share options plan from 2013 (as detailed in section 9.9.2 of the ‘Description of the Company’s Business’ chapter).

Immediately prior to the publication date of this report, ATR’s share price was EUR 4.20.

6.	Details of the directors’ compensation of Mr. Katzman from CTY

In May 2010, Mr. Katzman was appointed a director of CTY, and in June 2010 he was appointed Chairman of the Board of Directors of CTY. For his service as Chairman of the Board of Directors of CTY, in 2014 Mr. Katzman is entitled to annual compensation of EUR 165 thousand.

7.	In addition, Mr. Katzman is entitled to indemnification and insurance arrangements from the Company and its subsidiaries in which he serves as a director, in accordance with such arrangements as they apply to other members of the board of directors of such companies.

C.	Additional details and explanations to the table – Details regarding the Executive Vice Chairman of the Board, Mr. Dori Segal

1.	The salary shown in the table is salary received by Mr. Segal from FCR for his appointment as FCR’s President and CEO (as detailed below), as well as directors’ fees received in cash from EQY.

2.	The amount that appears under the heading “Share-based payment” is composed of the cost recorded in the Company’s 2014 financial statements, with respect to:

2.1	Share options granted to Mr. Segal by FCR in the years 2011 through 2014;

2.2	Restricted shares granted to Mr. Segal by FCR in the years 2011, 2013 and 2014;

2.3	Restricted shares granted to Mr. Segal by EQY in 2013 through 2014, with respect to his appointment as a director of EQY;

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As to the issuance conditions of the above share options and restricted shares (viz., those for which part of their cost has been recorded in the 2014 financial statements), refer to sections 4.3 and 5 below.

3.	The compensation that appears under the heading “Other” is a lump-sum payment granted to Mr. Segal by FCR with respect to the termination of his employment as President of FCR (pursuant to Mr. Segal’s employment agreement at FCR, as specified in section 4.2 below).

Mr. Segal serves as Executive Vice-Chairman of the Company’s Board of Directors, however the employment agreement between him and a wholly-owned subsidiary of the Company expired in November 2011. For details, refer to section 17 of Chapter A of the Periodic Report.

4.	Details of the compensation of Mr. Segal from FCR

4.1	During the reporting period, Mr. Segal served as President and CEO of FCR under an employment agreement dated October 2001 (which was amended from time to time, and most recently in July 2010). In February 2015, Mr. Segal ended his appointment as President and CEO of FCR, and was appointed as Executive Vice Chairman and Chairman of the Executive Committee of the Board of Directors of FCR, as provided in section 4.2 below.

In his appointment as CEO of FCR, in 2014 Mr. Segal was entitled to annual compensation in the amount of C$ 720 thousand and to reimbursement of expenses with respect to his position. As of 2014, the total cost of his salary, including related costs, amounted to C$ 778 thousand. According to the said agreement, Mr. Segal was also entitled to annual bonuses (to be decided on the basis of predefined parameters and goals that were set by FCR (such as FFO and AFFO,) and partly at the discretion of the Compensation Committee of FCR’s Board of Directors) as well as to participate in FCR’s compensation plans, including compensation by way of securities. For 2014, Mr. Segal was not granted an annual bonus. Mr. Segal’s employment agreement with FCR also referred to the various amounts to which Mr. Segal was entitled upon the termination of the agreement, with these amounts varying in accordance with the circumstances of terminating the agreement (dismissal “with cause” or “without cause”, resignation, and resignation due to a change in the control of FCR) and comprising a maximum payment equivalent to 2.99 times the annual overall compensation (including compensation by way of securities) and an entitlement to the immediate exercise of any equity-based compensation that he owned at that time.

4.2	In December 2014, FCR and Mr. Segal entered into an agreement for the termination of Mr. Segal’s appointment as President and CEO of FCR (in effect as of the appointment of a new President and CEO for FCR) and for his appointment as Executive Vice Chairman of the Board of Directors of FCR (in effect from January 2015). The said agreement sets forth that in light of the terms set in Mr. Segal’s original employment agreement (described in section 4.1 above), Mr. Segal is entitled to a lump-sum payment in the amount of C$ 4.63 million with respect to the termination of his appointment as aforesaid. The parties further agreed that the share options and restriction share units allocated to Mr. Segal within the framework of his appointment at FCR (until January 2015) will continue to vest according to their terms (subject to exceptions set forth in the agreement).

According to the new agreement for his appointment as Executive Vice Chairman of the Board of Directors of FCR Mr. Segal is entitled to annual compensation that amounts to C$ 700 thousand, as well as to the annual grant of restricted share units in the amount of C$ 300 thousand, the quantity of which will be calculated every year at their grant date according to FCR’s restricted share units plan and which FCR has the right to redeem in cash. Mr. Segal will also be entitled to participation in FCR’s compensation and benefit plan. The agreement has been set for a period of two years, unless it is terminated earlier pursuant to its terms, and FCR may terminate Mr. Segal’s employment prior to January 1, 2016 subject to notice provided one year in advance.

4.3

The above table includes, under the heading “Share-based payment”, the cost recorded in the reporting year in the Company’s financial statements with respect to options for FCR’s shares and its restricted shares, which were granted by FCR to Mr. Segal on various dates and for various vesting periods, as detailed below: (i) 180 thousand share options exercisable until March 2021 into 180 thousand shares of FCR at an exercise price of C$ 15.7 per share were granted to Mr. Segal in March 2011. The share options vest over five years. The economic value as of the grant date of each of the share options, based on the binomial model, is C$ 1.65; (ii)

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100 thousand share options which are exercisable until April 2022 into 100 thousand shares of FCR at an exercise price of C$ 17.9 per share were granted to Mr. Segal in April 2012. The share options vest over five years. The economic value as of the grant date of each of the share options, based on the binomial model, is C$ 1.51; (iii) 130 thousand share options which are exercisable into 130 thousand shares of FCR at an exercise price of C$ 18.97 per share were granted to Mr. Segal in March 2013. The share options vest over five years. The economic value as of the grant date of each of the share options, based on the binomial model, is C$ 1.19; (iv) 65 thousand share options which are exercisable into 65 thousand shares of FCR were granted to Mr. Segal in March 2014, at an exercise price of C$17.77 per share. The share options vest over 5 years. The economic value as of the grant date of each of the share options, based on the binomial model, is C$ 8.43; (v) 45 thousand restricted units that are convertible into 45 thousand shares of FCR were granted to Mr. Segal in 2011, for no consideration, at the share price on the grant date of C$ 15.82; (vi) 36 thousand restricted units that are convertible into 36 thousand shares of FCR were granted to Mr. Segal in March 2013, for no consideration, at the share price on the grant date of C$ 19.04; (vii) 25 thousand restricted units that are convertible into 25 thousand shares of FCR were granted to Mr. Segal in March 2014, for no consideration, at the share price on the grant date of C$ 17.75. With regard to the restricted units referred to in sub-paragraphs (v) through (vii), the vesting period (at the end of which the units are convertible) is on December 15 of the third calendar year after the grant date, and FCR has the right to redeem the restricted units in cash, in accordance with the quoted FCR share price at the end of the period. The restricted units accrue dividends (by way of receiving additional restricted units), but do not confer voting rights.

5.	Details of the compensation to which Mr. Segal is entitled from EQY

With respect to his appointment to the Board of Directors of EQY, Mr. Segal receives restricted shares for every year of his service, as follows: for 2015 – 3,500 restricted shares at the share price on the grant date of U.S.$ 25.62 (which are not included in the table above); for 2014, 3,500 restricted shares at the share price on the grant date of U.S.$ 22.53; and for 2013, 3,300 restricted shares at the share price on the grant date of U.S.$ 20.98, with this being within the overall compensation framework for members of EQY’s Board of Directors, pursuant to which each director who is not an employee of EQY is entitled to receive restricted shares in the company upon his appointment and for every year thereafter. The said restricted shares are allocated at the start of every calendar year and vest in two equal installments, half on December 31 of the grant year and half on December 31 of the following year. With respect to 2014, Mr. Segal also received directors’ fees in cash from EQY in the amount of U.S.$ 74.5 thousand.

6.	In addition, Mr. Segal is entitled to indemnification and insurance arrangements from the Company and its subsidiaries in which he serves as an officer, in accordance with such arrangements as they apply to other officers of these companies.

D.	Additional details and explanations to the table – Details regarding Mr. Aharon Soffer, the President of the Company

1.	Data regarding Mr. Soffer’s terms of employment

1.1

In September 2013, the Company and Mr. Soffer entered into an employment agreement to set forth the terms of Mr. Soffer’s employment as President of the Company (prior to his appointment as President of the Company, Mr. Soffer served as Vice President of the Company and as President of a foreign company wholly-owned by the Company, and immediately prior to his appointment as President, Mr. Soffer served as Interim President of the Company). The said employment agreement replaced a previous agreement between the parties, from December 2009. Pursuant to the employment agreement, the monthly salary of Mr. Soffer amounts to NIS 160 thousand (gross), and is updated once in every calendar year according to the percentage increase in the Israeli consumer price index relative to the November 2013 index (as of October 31, 2014, Mr. Soffer’s gross monthly salary amounted to NIS 160 thousand). The cost of Mr. Soffer’s salary (including related expenses) for 2014 amounted to NIS 2,763 thousand. In addition, Mr. Soffer is entitled to the usual social benefits and related benefits, including managerial insurance (including provision for loss of working capacity), contributions to a further studies fund, provision of a company car (including maintenance costs and the full refund of the amount needed to gross up the car-use benefit for tax purposes), a cellphone and a landline phone and internet at his home (including refund of the amount needed to gross up the related benefit for tax purposes), payment of per diem allowance for overseas travel, 26 annual vacation days per year, and sickness and convalescence pay pursuant to the law. Furthermore, Mr. Soffer is entitled to an annual bonus in

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an amount which equals up to 100% of his basic annual salary for the relevant year, that will be calculated based on measureable goals set forth for the Company being met, pursuant to the Company’s compensation plan (FFO per share, NAV per share, leverage ratio (separate and consolidated), performance of the Company’s share compared with relevant indices, and the general and administrative expenses target), according to the weights decided for each target, as well as at the discretion of the Company’s Compensation Committee and the Board of Directors taking into account Mr. Soffer’s performance, and provided that such discretion (including any discretion inherent in the Company’s goals) will not exceed 20% of the total annual bonus (for details regarding the Company’s compensation plan, refer to section 17 of the ‘Description of the Company’s Business’ chapter). For 2014, Mr. Soffer was granted a bonus of NIS 480 thousand. Pursuant to the said employment agreement, Mr. Soffer’s period of employment is for 3 years starting from November 1, 2013, with either of the parties being entitled to terminate the agreement at any time upon giving 180 days’ advance notice. In the event of Mr. Soffer’s employment with the Company being terminated on the initiative of the Company prior to the end of the Agreement period (except in a case of dismissal “with cause”) as well as in the event of resignation under circumstances where the law views such resignation as dismissal or in the event of death or loss of working capacity, Mr. Soffer will be entitled to the following terms: (a) 180 days’ advance notice during which time Mr. Soffer is entitled to receive his full salary and the related benefits thereto under the Employment Agreement; (b) a total amount equivalent to his full salary and the related social benefits payable to him under the Employment Agreement, for an additional 6 months, with the addition of the lower of his monthly base salary with respect to an additional 12 months or with respect to the period remaining until the end of the agreement; (c) a proportionate part of the annual bonus to which Mr. Soffer is entitled with respect to the year in which his employment was terminated; and (d) acceleration of the vesting period of all equity-based compensation components granted to Mr. Soffer (see below), and which have not yet reached their vesting date. Mr. Soffer will also be entitled to redeem the funds accrued in his favor, in accordance with the arrangements set forth in Section 14 of the Severance Pay Law. In the event that Mr. Soffer’s employment is terminated in the 12 month period following a change of control in the Company, he will be entitled, immediately on termination of his employment (in place of the conditions specified above) to acceleration of the vesting period with respect to all equity-based compensation components granted to him that have not yet reached their vesting date, as well as to a bonus equivalent to 200% of his annual base salary in the year when the change in control is finalized. For the purpose of this section a “change in control” shall constitute: (a) any event where a transaction takes place for the merger or acquisition of the Company, as a result of which the interests of the shareholders of the Company (as they were immediately prior to the execution of the transaction), directly or indirectly, amount to less than 30% of the share capital of the Company or of the absorbing company and the Chairman appointed for the Company is neither Chaim Katzman nor Dori Segal; or (b) the sale of all or substantially all of the assets of the Company.

Under the said employment agreement, if during his appointment as the Company’s President, Mr. Soffer is entitled to any compensation with respect to his appointment as an officer in companies that are controlled by the Company, such compensation will be paid directly to the Company or will be paid to Mr. Soffer and offset against the compensation to which he is entitled from the Company.

1.2

The above table includes, under the heading “Share-based payment”, the cost recorded in the reporting year in the Company’s financial statements with respect to securities granted to Mr. Soffer by the Company, as detailed below:(a) 382,306 non-tradable share options granted to a trustee for Mr. Soffer in November 2013, within the framework of renewing Mr. Soffer’s employment agreement. Each of the options is exercisable into one ordinary share of the Company at an exercise price of NIS 47.113 per share, equivalent to the average of the Company’s share price during the 30 trading days preceding the grant of the options. The exercise price is linked to the Israeli consumer price index and is subject to customary adjustments (including with respect to a stock dividend distribution, a rights issuance or a dividend). The vesting period of the options has been set in three equal installments, starting upon the elapse of one year from the grant date. Options that have not been exercised within 90 days of the date of the termination of Mr. Soffer’s employment with the Company (including in the event of dismissal and resignation) will expire. The final expiry date of each option is at the end of 4 years from their grant date. The options will also be exercisable by means of a cashless exercise. On the date of approving the grant, the fair value of each option, based on the binomial model, is NIS 10.790; (b) 42,711 restricted share units (RSUs) entitling to 42,711 ordinary shares of the Company, granted to Mr. Soffer in November 2013, within the framework of the renewal of his employment agreement. The RSUs vest in three equal installments over a three-year period starting upon the elapse of one year from the grant date, provided that at the vesting date Mr. Soffer is employed by the Company. The economic value of the RSUs at

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the grant date is 48.290 for each right to a share. In the event of dividend distribution, Mr. Soffer will be entitled to monetary compensation which reflects the benefit inherent in the dividend distributed with respect to the restricted share units that have not yet vested at the dividend distribution date; (c) 96,988 performance-based restricted share units (PSUs) entitling to 96,988 ordinary shares of the Company, also granted to Mr. Soffer in November 2013, within the framework of the renewal of his employment agreement. The PSUs vest in one installment upon the elapse of three years from the grant date, provided that Mr. Soffer is still employed by the Company and subject to the total yield (including dividend distributed) of the Company’s share in the aforesaid three-year period being at least 20% of the share price at the PSUs’ grant date. The fair value of the PSUs as of the grant date according to the Black and Scholes model is NIS 21.265 per unit.

The share options, RSUs and PSUs detailed in subsections (a)-(c) above were granted to Mr. Soffer under the Company’s 2011 share-based compensation plan, under the capital gain track (with a trustee) pursuant to Section 102 of the Income Tax Ordinance. For Mr. Soffer’s right to have the vesting dates of the equity-based compensation accelerated, refer to section 1.1 above.

2.	Data regarding Mr. Soffer’s compensation from ATR (compensation which is offset against the compensation to which Mr. Soffer is entitled from the Company):

With respect to his appointment as a director of ATR, Mr. Soffer is entitled to directors’ fees in the annual amount of EUR 25 thousand and to a fee of EUR 1,000 per meeting. For 2014, Mr. Soffer was entitled to directors’ fees of EUR 25 thousand. Since these fees are transferred to the Company and/or are offset against the compensation to which Mr. Soffer is entitled by virtue of his employment agreement with the Company, they are excluded from the above table.

3.	In addition, Mr. Soffer is entitled to indemnification and insurance arrangements from the Company and its subsidiaries in which he serves as an officer, in accordance with such arrangements as they apply to other officers of these companies.

E.	Additional details and explanations to the table – Details regarding Mr. Mark Langer, the Deputy President and CFO of the subsidiary EQY

1.	In January 2011, EQY and Mr. Mark Langer entered into an employment agreement (which replaced a previous agreement between the parties), for the period commencing on February 2011 and ending on December 31, 2014, according to which Mr. Langer will continue to serve as EQY’s Deputy President and CFO. In April 2014 the agreement was amended and extended until June 30, 2015, as provided below. Pursuant to the provisions of the agreement, it will be automatically renewed every year, unless one of the parties will provide advance notice to the contrary. In October 2014, Mr. Langer announced that he would not be extending the said agreement after June 30, 2015, and in March 2015 EQY and Mr. Langer agreed that the latter’s appointment in the company would terminate on April 5, 2015.

According to the said agreement, Mr. Langer’s annual salary will not be less than U.S.$ 462 thousand and in 2014 the cost of his salary, including related costs, amounted to U.S.$ 517 thousand. In addition, under the said agreement (as amended), Mr. Langer will be entitled to an annual cash bonus which will be determined at the discretion of EQY’s Compensation Committee and subject to him meeting goals set by the Committee, and that in 2014 was set at a goal of the value of Mr. Langer’s base annual salary for the period. In addition, for the period starting on January 1, 2015 and ending on April 10, 2015, Mr. Langer will be entitled to an annual cash bonus that will not fall below Mr. Langer’s base annual salary for the period (according to the proportionate part of the year during which he will be employed by EQY), subject to Mr. Langer being employed by EQY until April 10, 2015. In accordance with the foregoing, Mr. Langer received for the year 2014 an annual bonus in the amount of U.S.$ 788 thousand. In addition, within the framework of extending the said employment agreement, Mr. Langer was granted a retention bonus in the amount of U.S.$ 400,000, subject to him being employed by EQY until June 30, 2015 (and other than in the event of termination of his employment in circumstances set forth in the agreement). In March 2015, in light of the agreement to advance the termination of Mr. Langer’s appointment to April 2015, the parties agreed to reduce the retention bonus to U.S.$ 344 thousand. In addition, Mr. Langer is entitled to the reimbursement of expenses with respect to the fulfillment of his duties, as well as to insurance benefits under plans maintained by the company.

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The agreement also sets forth provisions regarding its termination by EQY or by Mr. Langer, and for the compensation to which he will be entitled according to the circumstances of the termination, at the time of the agreement being so terminated, which could reach (pursuant to the circumstances of the termination of the agreement): (a) the proportionate share of the annual bonus to which Mr. Langer is entitled (according to his employment duration that year); and (b) acceleration of all vesting periods of EQY’s stock options and restricted shares owned by him (with the exception of performance-based restricted shares, that will vest subject to his meeting their vesting targets).

2.	The above table includes, under the heading “Share-based payment”, the cost recorded in the reporting year in the Company’s financial statements with respect to options to purchase EQY’s shares and its restricted shares, which were granted by EQY to Mr. Langer, as detailed below: (i) in March 2010, Mr. Langer was granted 100,000 stock options which are exercisable into 100,000 shares of EQY at an exercise price of U.S.$ 18.88 per share. The stock options vest over four years and the economic value at the grant date of each stock option is U.S.$ 3.52; (ii) in February 2011, Mr. Langer was granted 100,000 stock options which are exercisable into 100,000 shares of EQY at an exercise price of U.S.$ 19.07 per share. The stock options vest over four years and the economic value at the grant date of each stock option is U.S.$ 3.68; (iii) in January 2011, Mr. Langer was granted 266,667 PSUs, pursuant to the provisions of the aforesaid employment agreement, at a fair value of U.S.$ 5.59 as of the grant date. These shares were supposed to vest in full or only half of them (or would not vest at all) in one installment on December 31, 2014, subject to the goals set forth in the agreement being met, but due to failure to meet the goals with respect to which they were granted, they did not vest and – were cancelled; (iv) in March 2011, Mr. Langer was granted 4,017 restricted shares, for no consideration, at a price per share of U.S.$ 19.79 as of the grant date; (v) in March 2012, Mr. Langer was granted 1,145 restricted shares, for no consideration, at a price per share of U.S.$ 23.20 as of the grant date; (vi) in March 2013, Mr. Langer was granted 15,813 restricted shares, for no consideration, at a price per share of U.S.$ 22.57 as of the grant date. The restricted shares described in subsections (iv) and (vi) above were granted to Mr. Langer as part of the annual bonus to which he was entitled under his previous employment agreement with EQY (a part of which is granted in cash and a part in restricted shares).

F.	Additional details and explanations to the table – Details regarding Mr. David Lukes, the CEO of the subsidiary EQY

1.	On April 2, 2014, EQY and Mr. David Lukes entered into an employment agreement (in effect commencing on May 12, 2014), according to which Mr. Lukes serves as EQY’s CEO and director. The employment agreement is for a period of 4 years, and will be automatically renewed every year, unless one of the parties will provide notice to the contrary at least four months prior to the renewal date. According to the said agreement, Mr. Lukes’s base annual salary amounts to U.S.$ 850 thousand as well as related benefits as is the practice. In 2014 the cost of his salary, including related costs, amounted to U.S.$ 590 thousand. In addition, Mr. Lukes is entitled to an annual bonus which was set at a goal of U.S.$ 850 thousand, and which will be determined at the discretion of EQY’s Compensation Committee and subject to him meeting goals set by the Committee. For 2014 Mr. Lukes was granted an annual bonus calculated as U.S.$ 850 thousand multiplied by the proportionate part of the year during which he was employed by the company, and accordingly in 2014 Mr. Lukes was granted an annual bonus in the amount of U.S.$ 766 thousand. Half of the annual bonus will be paid to Mr. Lukes in cash and the remaining half will be paid by allocating to him restricted shares that will vest in equal installments over three years. In addition, under the said agreement, Mr. Lukes received a signing bonus in the amount of U.S.$ 500 thousand (that would be reimbursed to EQY in full in the event of Mr. Lukes’s employment being terminated in certain circumstances during his first year of employment).

Furthermore, on the date on which the agreement came into effect, Mr. Lukes was allocated securities as set forth in section 2 below.

The agreement also sets forth provisions regarding its termination by EQY or by Mr. Lukes, while distinguishing between termination “with cause” and termination “without cause”, as well as referring to termination of the agreement due to change in control of EQY. Within this framework, the agreement sets forth the amounts to which Mr. Lukes will be entitled at the time of the agreement being so terminated, which could reach (pursuant to the circumstances of the termination of the agreement): (a) an amount which equals the average annual bonus plus twice his annual salary (and in the event of termination of his employment within 12 months of a change in control of EQY – plus 2.90 times his annual salary), or Mr. Lukes’s aforesaid salary until the end of the agreement period (the lower of the two); (b) acceleration of all vesting periods of EQY’s stock options and restricted shares owned by him; (c) vesting of a share of the performance-based restricted shares, subject to meeting their vesting targets; and (d) life insurance and medical insurance for him and for his family, for a period of 18 months from the employment termination date.

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2.	The above table includes, under the heading “Share-based payment”, the cost recorded in the reporting year in the Company’s financial statements with respect to options to purchase EQY’s shares and its restricted shares, which were granted by EQY to Mr. Lukes, as detailed below: (i) 200,000 stock options which are exercisable into shares of EQY at an exercise price of U.S.$ 22.87 per share, that will vest in four equal installments after the elapse of a year from their grant date; the economic value at the grant date of each stock option, based on the binomial model, is U.S.$ 6.14; (ii) 68,956 restricted shares of EQY, that will vest in three equal installments after the elapse of two years from their grant date at a price per share at the grant date of U.S.$ 22.94; and (iii) performance-based shares, the goal with respect to which was set at 156,339 shares, while the actual grant can range between 0% and 200% of this goal, based on the goals set forth in the agreements being met (75% of these will vest subject to the company meeting goals as set forth in the agreement, and the remainder will vest at the discretion of EQY’s Compensation Committee), all after four years have elapsed from the date on which the agreement has come into effect, at a price per share at the grant date of U.S.$ 18.81.

G.	Additional details and explanations to the table – Details regarding Rachel Lavine, the former CEO of ATR, Vice Chairperson of ATR’s Board of Directors and director of the company

1.	Ms. Rachel Lavine has served as the CEO of ATR from August 2008 to November 30, 2014. At the end of her appointment as CEO of ATR, Ms. Lavine was appointed as Vice Chairperson of the Board of Directors of ATR (Ms. Lavine has served as a director of ATR since 2008), as set forth below. According to her employment agreement Ms. Lavine’s base salary as CEO of ATR amounted to EUR 655 thousand per year, and the cost of her salary including related benefits, for her appointment as CEO of ATR, amounted in 2014 to EUR 752 thousand. In addition, for her appointment as CEO of ATR Ms. Lavine was entitled to an annual bonus to be determined based on performance goals for ATR as well as personal performance goals, including a guaranteed bonus of EUR 344 thousand, where for 2014 Ms. Lavine was granted a bonus in the amount of EUR 624 thousand. Furthermore, under an amendment to the employment agreement with Ms. Lavine, dated 2013, ATR has undertaken to grant Ms. Lavine 400,000 ATR shares in four equal installments over four years, starting in August 2014, provided that at the vesting date Ms. Lavine is employed in ATR.

Within the framework of the termination of Ms. Lavine’s appointment as CEO of ATR and her appointment as Vice Chairperson of the Board of Directors of ATR, in July 2014 Ms. Lavine and ATR entered into an addendum to the aforesaid agreement, which is in effect since November 30, 2014. Pursuant to this addendum, Ms. Lavine’s annual salary will amount to EUR 380 thousand per year and she will be entitled also an annual bonus in the amount of EUR 120 thousand, to be granted as restricted shares of ATR (that will be allocated in four equal installments, every quarter starting in February 2015), subject to Ms. Lavine continuing to be employed by ATR at the relevant allocation date. In addition, Ms. Lavine received a retention grant in the amount of EUR 750 EUR which was paid to her in December 2014, half in cash and half through the issuance of 57,116 shares of ATR at a price per share of EUR 4.176.

2.	The above table includes, under the heading “Share-based payment”, the cost recorded in the reporting year in ATR’s financial statements with respect to options to acquire ATR’s shares as well as restricted shares, which were granted by ATR to Ms. Lavine, as detailed below: (i) in November 2013, Ms. Lavine was granted 1.6 million options to acquire ATR shares at an exercise price of EUR 4.38 per share, which will vest in four installments every year starting in August 2014. In December 2014, on termination of Ms. Lavine’s appointment as CEO of ATR, 1,066,670 options out of the said options were cancelled; (ii) 400,000 shares of ATR were allocated to Ms. Lavine, as specified in section 1.

3.	The amount under the heading “Salary” includes also directors’ fees received by Ms. Lavine in cash for her service as a director of the Company in 2014 (starting in December 2014), in the amount of NIS 19 thousand.

H.	Additional details and explanations to the table – Details regarding Gil Kotler, Senior Executive Vice President and CFO

1.

Mr. Kotler has been employed as the Company’s Senior Executive Vice President and CFO since October 2012. Previously, he served for three years as the Chief Strategy Officer in a wholly-owned subsidiary of the Company, and before that he served for twelve years as the Company’s CFO. Pursuant to Mr. Kotler’s employment agreement with the Company, the monthly salary of Mr. Kotler amounts to NIS 112,500, and is updated once a quarter

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according to the percentage increase in the Israeli consumer price index (as of December 31, 2014, Mr. Kotler’s gross monthly salary amounted to NIS 114 thousand). Mr. Kotler is also entitled to an annual bonus at a rate of up to 75% of his annual salary, with 70% of this sum being paid in accordance with meeting annual goals, which will be set by the Company’s Board of Directors, while the remaining 30% will be paid at the sole discretion of the Company’s Board of Directors. Under the provisions of the Company’s compensation plan, Mr. Kotler was granted an annual bonus in the amount of NIS 285 thousand for 2014 (for details, refer to section 17 of the “Description of the Company’s Business” chapter). In addition, Mr. Kotler is entitled to the usual social benefits and related benefits, including managerial insurance, contributions to a further studies fund and life insurance (which includes the members of his family as beneficiaries), and the provision of a company car and a landline phone and internet at his home (Mr. Kotler is entitled to the refund of the amounts needed to gross up the aforesaid benefits for tax purposes with regard to provisions that exceed the income tax ceilings). Mr. Kotler is further entitled to the payment of per diem allowance for overseas travel, 26 annual vacation days per year, and sickness and convalescence pay pursuant to the law. He is also entitled to indemnification, exemption and insurance at terms identical to those granted to other officers of the Company. Mr. Kotler’s employment agreement is for 4 years starting from October 2012, with either of the parties being entitled to terminate the agreement at any time upon giving 180 days’ advance notice. In the event of Mr. Kotler’s employment with the Company being terminated on the initiative of the Company (including where the agreement with him is not renewed, but other than in a case of dismissal “with cause”), Mr. Kotler will be entitled to the following terms: (a) 180 days’ advance notice during which time Mr. Kotler is entitled to receive his full salary and the related benefits thereto; (b) a total amount equivalent to his full salary, including social benefits due to him under the agreement, with respect to 4 additional months and his monthly salary (excluding social and/or related benefits) with respect to an additional 8 months; (c) a proportionate part of the total annual bonus to which Mr. Kotler is entitled in accordance with the date of terminating his employment, which will be calculated based on the annual bonus with respect to the year preceding the termination of his employment; and (d) full acceleration of the vesting period of all share options and other equity-based compensation that were granted to Mr. Kotler and that will be granted to him, and which have not yet reached their vesting date. In the event of a change in control (as defined below), Mr. Kotler will be entitled to acceleration of the vesting period with respect to all share options and other equity-based compensation already granted and that will be granted to him, and which have not yet reached their vesting date, as well as to a bonus equivalent to 200% of his annual base salary in the year when the change in control was completed. For the purpose of this section a “change in control” shall constitute: (a) any event where a transaction takes place for the merger or acquisition of the Company, as a result of which the interests of the shareholders of the Company (as they were immediately prior to the execution of the transaction) amount to less than 50% of the share capital of the Company or of the absorbing company and the Chairman of the Board of Directors appointed is not Mr. Chaim Katzman; (b) the sale of all or a material part of the assets of the Company; or (c) where the present controlling shareholders (at the agreement signing date: Mr. Chaim Katzman) do not appoint the majority of the members of the Board of Directors.

2.

The above table includes, under the heading “Share-based payment”, the cost recorded in the reporting year in the Company’s financial statements for: (a) 175,000 non-tradable share options granted to a trustee for Mr. Kotler in February 2010, which are exercisable into 175,000 ordinary shares of the Company at an exercise price of NIS 39.02 per share. The share options were granted pursuant to the provisions of Section 102 of the Israeli Income Tax Ordinance under the capital gains track. The exercise price of the share options (which equals the average of the Company’s share price during the 30 trading days preceding the grant of the options) is linked to the Israeli consumer price index and is subject to customary adjustments (including with respect to a stock dividend distribution, a rights issuance or a dividend distribution). The options vest in four equal installments, starting upon the elapse of one year from the grant date. Options that have not been exercised within 90 days of the date of the termination of Mr. Kotler’s employment with the Company will expire. The final expiry date of all share options is at the end of 5 years from the grant date of the share options. The share options will also be exercisable by means of a cashless exercise. On the date of approving the grant, the fair value of each share option, based on the binomial model, is NIS 15.40; (b) 95,584 non-tradable share options granted to a trustee for Mr. Kotler in February 2013, which are exercisable into 95,584 ordinary shares of the Company at an exercise price of NIS 48.647 per share (which equals the average of the Company’s share price during the 30 trading days preceding the grant of the options), linked to the Israeli consumer price index and subject to customary adjustments (including with respect to a stock dividend distribution, a rights issuance or a dividend distribution). The options vest in three equal installments, starting upon the elapse of one year from the grant date. The above share options were granted pursuant to the provisions of Section 102 of the Israeli Income Tax Ordinance under

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the capital gains track. Options that have not been exercised within 90 days of the date of the termination of Mr. Kotler’s employment with the Company will expire. The final expiry date of all share options is at the end of 4 years from their grant date. The share options will also be exercisable by means of a cashless exercise. On the date of approving the grant, the fair value of each share option, based on the binomial model, is NIS 13.34; (c) 13,382 restricted share units granted in February 2012, at a price per share of NIS 47.64. The restricted share units vest in three equal installments, starting upon the elapse of one year from the grant date. If dividend is paid, Mr. Kotler will be entitled to monetary compensation reflecting the dividend benefit with respect to the restricted share units that have not yet vested at the dividend distribution date; (d) 29,470 performance-based restricted share units granted in February 2012 at a price per share of NIS 47.64. The units vest in one installment three years from the grant date, subject to the total yield (including dividend distributed) from the Company’s share in the three year period after the grant date is at least 20% of the share price at the grant date.

I.	Additional details and explanations to the table – Details regarding Eran Ballan, Former Senior Executive Vice President and General Counsel

1.	Until February 2014, Mr. Ballan was employed as the Company’s Senior Executive Vice President and General Counsel pursuant to an employment agreement from November 2012 (which replaced an agreement between the parties dated 2007). For details regarding Mr. Ballan’s employment agreement refer to Regulation 21 in Part D of the Company’s Periodic Report for 2013, published on March 25, 2014 (Reference: 2014-01-024063), brought here by means of this reference. On January 16, 2014, Mr. Ballan’s employment in the Company was terminated, in effect from February 7, 2014.

2.	On termination of Mr. Ballan’s employment, he was paid the following compensation: an amount of NIS 2.4 million; the vesting period of 128,084 options for shares of the Company, granted to Mr. Ballan during his employment in the Company (as detailed in sections 3(a) and 3(b) below), was accelerated and they were exercisable at the earliest of their original expiration date or after the elapse of 90 days from the termination of his employment in the Company; 13,382 restricted share units (as detailed in section 3(c) below) vested according to their terms.

3.

The above table includes, under the heading “Share-based payment”, the cost recorded in the reporting year in the Company’s financial statements as detailed below: (a) 130,000 non-tradable share options granted to a trustee for Mr. Ballan in February 2010, which were exercisable into 130,000 ordinary shares of the Company at an exercise price of NIS 39.02 per share. The above share options were granted pursuant to the provisions of Section 102 of the Israeli Income Tax Ordinance under the capital gains track. The exercise price of the share options (which equals the average of the Company’s share price during the 30 trading days preceding the grant of the options) is linked to the Israeli consumer price index and is subject to customary adjustments (including with respect to a stock dividend distribution, a rights issuance or a dividend distribution). The vesting period of the options has been set in four equal installments starting upon the elapse of one year from the grant date. Options that have not been exercised within 90 days of the date of the termination of Mr. Ballan’s employment with the Company would expire. The final expiry date of all share options is at the end of 5 years from the grant date. The share options were also exercisable by means of a cashless exercise. On the date of approving the grant, the fair value of each share option, based on the binomial model, is NIS 15.40; (b) 95,584 non-tradable share options granted to a trustee for Mr. Ballan in February 2013, which were each exercisable into one ordinary share of the Company at an exercise price of NIS 48.647 per share (which equals the average of the Company’s share price during the 30 trading days preceding the grant of the options), linked to the Israeli consumer price index and subject to customary adjustments (including with respect to a stock dividend distribution, a rights issuance or a dividend distribution). The above share options were granted pursuant to the provisions of Section 102 of the Israeli Income Tax Ordinance under the capital gains track. The vesting period of the options has been set in three equal installments, starting upon the elapse of one year from the grant date. Options that have not been exercised within 90 days of the date of the termination of Mr. Ballan’s employment with the Company would expire. The final expiry date of all share options was at the end of 4 years from their grant date. On termination of Mr. Ballan’s employment, the vesting period of these options was accelerated, as detailed in section 2 above. The share options were exercisable by means of a cashless exercise. On the date of approving the grant, the fair value of each share option, based on the binomial model, is NIS 13.34; (c) 13,382 restricted share units granted at a price per share of NIS 47.64. The restricted share units vest in three equal installments, starting upon the elapse of one year from the grant date. If dividend were paid, Mr. Ballan would be entitled to monetary compensation reflecting the dividend

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benefit with respect to the restricted share units that have not yet vested at the dividend distribution date. On termination of Mr. Ballan’s employment, the vesting period of these options was accelerated; (d) 29,470 performance-based restricted share units granted at a price per share of NIS 47.64. The units were expected to vest in one installment three years from the grant date, subject to the total yield (including dividend distributed) from the Company’s share in the three year period after the grant date is at least 20% of the share price at the grant date. On termination of Mr. Ballan’s employment in the Company these units expired without consideration.

J.	Additional details and explanations to the table – Details regarding the Deputy Chairman of the Company’s Board of Directors, Mr. Arie Mientkavich

1.	Pursuant to an agreement between Mr. Arie Mientkavich and the Company from May 2005, as extended from time to time and most recently in September 2013, following approval by the Company’s general meeting, Mr. Arie Mientkavich has been employed as the Deputy Chairman of the Company’s Board of Directors, in a part-time capacity of 50% of a full-time position. The current engagement is for a period of three years ending in September 2016, with each of the parties being entitled to terminate the agreement upon giving 60 days’ advance notice (and subject to the Company’s right to terminate the agreement without prior notice in circumstances that would allow terminating his employment without the payment of severance pay). Pursuant to the agreement (as recently amended), Mr. Mientkavich is entitled to a monthly salary (gross) of NIS 80,000, to be updated once a year according to the percentage increase in the Israeli consumer price index (as of December 31, 2014, Mr. Mientkavich’s salary amounted to NIS 80 thousand).

In addition to the aforesaid, Mr. Mientkavich is entitled to the following related benefits: social benefits that do not exceed the customary benefits and include managerial insurance (including provision for loss of working capacity) and contributions to a further studies fund, provision of a company car (including maintenance costs and the full refund of the amount needed to gross up the car-use benefit for tax purposes), a cellphone and a landline phone and internet at his home, reimbursement of expenses in kind as is customary in the Company, 28 vacation days per year (calculating a working day according to the value of the part-time capacity of 50% of a full-time position), and sickness and convalescence pay pursuant to the law. Furthermore, Mr. Mientkavich is entitled to indemnification, exemption and insurance at terms identical to those granted to other officers of the Company. At the end of the agreement term or in the event that the Company wishes to terminate the agreement prior to the end of its term (except in exceptional circumstances where the Company is entitled to terminate the engagement without paying severance pay), Mr. Mientkavich will be entitled to a 60 days’ advance notice during which he will be entitled to receive the salary and all terms and benefits payable to him by virtue of the employment agreement (this will not apply if the agreement terminates at the end of its term), and to an adaptation grant in an amount equivalent to six months’ salary (including related benefits), which will be paid in six equal monthly installments. During the period in which he is paid the adaptation grant, Mr. Mientkavich will be entitled to continue using the car and cell phone placed at his disposal by the Company.

Under the agreement, Mr. Mientkavich is entitled to an annual cash bonus in a total amount that will not exceed NIS 500 thousand, and that will be calculated based on measureable goals set forth for the Company being met (FFO per share, NAV per share, leverage ratio (separate and consolidated), performance of the Company’s share compared with relevant indices, and the general and administrative expenses target), according to the weights decided for each target, and including a component of 20% comprising the discretion of the Company’s Compensation Committee and Board of Directors taking into account the Company’s performance. For 2014, Mr. Mientkavich was not granted a bonus.

2.

The above table includes, under the heading “Share-based payment”, the cost recorded in the reporting year in the Company’s financial statements with respect to options for Company shares which were granted by the Company to Mr. Mientkavich, as detailed below: (i) 143,678 non-tradable share options granted to a trustee for Mr. Mientkavich in September 2013, within the framework of renewing his employment agreement. Each of the options is exercisable into one ordinary share of the Company at an exercise price of NIS 46.92 per share, equivalent to the average of the Company’s share price during the 30 trading days preceding the grant of the options. The exercise price is linked to the Israeli consumer price index and is subject to customary adjustments (including with respect to a stock dividend distribution, a rights issuance or a dividend). The vesting period of the options has been set in three equal installments, starting upon the elapse of one year from the grant date. Options that have not been exercised within 90 days of the date of the termination of Mr. Mientkavich’s employment with the Company (including in the event of dismissal and resignation) will expire. The final expiry date of all options is at the end of 4 years from their grant date. The options will also be exercisable by means of a cashless exercise.

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On the date of approving the grant, the fair value of each option, based on the binomial model, is NIS 9.482; (ii) 15,816 RSUs entitling to 15,816 ordinary shares of the Company, granted to Mr. Mientkavich within the framework of renewing the agreement with him. The RSUs vest in three equal installments over a three-year period starting upon the elapse of one year from the grant date, provided that at the vesting date Mr. Mientkavich is employed by the Company. The economic value of the RSUs at the grant date is NIS 45.46 for each right to a share. In the event of dividend distribution, Mr. Mientkavich will be entitled to monetary compensation which reflects the benefit inherent in the dividend distributed with respect to the restricted share units that have not yet vested at the dividend distribution date; (iii) 35,786 PSUs entitling to 35,786 ordinary shares of the Company, also granted to Mr. Mientkavich within the framework of renewing the agreement with him. The PSUs vest in one installment upon the elapse of three years from the grant date, provided that Mr. Mientkavich is still employed by the Company and subject to the total yield (including dividend distributed) of the Company’s share in the aforesaid three-year period is at least 20% of the share price at the PSUs grant date. The fair value of the PSUs as of the grant date is NIS 20.106 according to the Black and Scholes model.

The share options, RSUs and PSUs detailed in subsections (i)-(iii) above were granted to Mr. Mientkavich under the Company’s 2011 equity-based compensation plan, in the capital gain track (with a trustee) pursuant to Section 102 of the Income Tax Ordinance.

K.	Additional details and explanations to the table – Details regarding directors’ fees

With regard to the directors Yair Orgler, Gary Epstein, Nadine Baudot-Trajtenberg (former director), Haim Ben Dor, Roni Bar-On, Rachel Lavine, Douglas Sesler, Shay Pilpel and Noga Knaz (who are not employed by the Company) the amount presented under the heading “Salary” is the directors’ fees paid in cash with respect to 2014.

Since January 2012, the Company’s directors, including external directors as appointed from time to time (but excluding directors who serve in other positions in the Company; which are, as of the reporting date, Mr. Chaim Katzman, Chairman of the Board of Directors, Mr. Arie Mientkavich, Deputy Chairman of the Board of Directors, and Mr. Dori Segal, Executive Vice Chairman of the Board of Directors), are entitled to relative remuneration pursuant to Regulation 8a of the Companies’ Regulations (Rules regarding Remuneration and Expenses for an External Director), 2000 (the “Remuneration Regulations”), as follows: annual remuneration in the amount of U.S.$ 42,000 for a director who does not meet the expertise criteria of an expert external director and annual remuneration in the amount of U.S.$ 56,000 for a director who meets the expertise criteria of an expert external director; remuneration in the amount of U.S.$ 1,100 per meeting attended for a director who does not meet the expertise criteria of an expert external director and remuneration in the amount of U.S.$ 1,480 per meeting attended for a director who meets the expertise criteria of an expert external director. The remuneration amount will be no less than (taking into account changes in the exchange rate of the New Israeli Shekel against the U.S.$) the minimum amount set for a company of the Company’s ranking in the second and third supplements to the Remuneration Regulations, and will be no higher than 50% of the maximum amount set for a company of the Company’s ranking in the second, third and fourth supplements to the Remuneration Regulations, as the case may be (where such minimum and maximum amounts will be linked to the CPI in accordance with the provisions of the Remuneration Regulations). The payment for participation by way of electronic media is 60% of the above participation remuneration, and payment for written resolutions is 50% of the above participation remuneration.

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ADDITIONAL DETAILS ABOUT THE COMPANY

REGULATION 21A: Controlling Shareholder of the Company

The controlling shareholder of the Company is Norstar Holdings Inc. (“Norstar”), a foreign resident company registered in Panama, whose shares are listed on the Tel Aviv Stock Exchange Ltd.

To the best of the Company’s knowledge, the controlling shareholders of Norstar are Mr. Chaim Katzman, who owns, directly and indirectly, Norstar shares through private companies wholly-owned by him and by members of his family (25.38% of Norstar’s issued share capital), as well as through First US Financial LLC18 (which owns 18.80% of Norstar’s share capital) (“FUF”, collectively with Mr. Katzman below: the “Katzman Group”), and

Mr. Dori Segal ( who owns 8.80% of Norstar’s issued share capital), and his wife, Ms. Erika Ottosson (who owns 5.82% of Norstar’s share capital), who entered on January 31, 2013 into a shareholders agreement with the Katzman Group with regard to their interests in Norstar.

REGULATION 22: TRANSACTIONS WITH A CONTROLLING SHAREHOLDER

1.	Agreement with Norstar—For details regarding the agreement between the Company and Norstar and a wholly-owned subsidiary of Norstar, refer to section 23.1 of Chapter A of the Periodic Report.

2.	For details regarding the employment and compensation agreements of the Company’s controlling shareholders, Mr. Chaim Katzman and Mr. Dori Segal, with subsidiaries of the Company, refer to the details presented under Regulation 21 above.

3.	For details regarding officers’ insurance and indemnification undertaking, pursuant to which Messrs. Chaim Katzman and Dori Segal, Norstar’s controlling shareholders, are also beneficiaries, refer to the details presented under Regulation 29a below.

4.	On September 23, 2014, the Company and Norstar Israel entered into a private placement agreement and an options agreement, pursuant to which the Company allocated to Norstar Israel, respectively, 700,000 ordinary shares of the Company of par value NIS 1 each and 1,400,000 non-tradable options, each exercisable into one ordinary share of the Company of par value NIS 1 each. The shares were allocated in consideration for U.S.$ 13.25 per share (U.S.$ 9,275 thousand for all allocated shares) and the options were allocated for no consideration and at an exercise price of U.S.$ 13 per option. The last exercise date of the said options was December 29, 2014, and to date they have not been exercise and have therefore expired. The said private placement was made at terms that are identical to the terms of an offer to a classified investor unrelated to the Company, with whom the Company has entered into a private placement agreement and an options agreement concurrent with its said agreement with Norstar Israel.

For additional details regarding the private placement, refer to the Company’s immediate reports, dated September 28, 2014 and October 22, 2014, the information contained in which is hereby incorporated by means of this reference (ref. 2014-01-164106 and 2014-01-179463, respectively).

5.	Negligible transactions: As resolved by the Company’s Board of Directors, the following transactions are to be considered negligible transactions for the purpose of Regulation 41(a)(6)(1) of the Securities Regulations (Annual Financial Statements), 2010:

5.1.	The lease of properties, during the normal course of business and at market terms, to an interested party (who is also a controlling shareholder), to companies under his control or to companies in which he is an interested party (all of these are referred to below as “Related Parties”), when the revenues from the annual rental of the properties do exceed (in the aggregate) 0.1% of the annual rental income in the Company’s consolidated financial statements.

5.2.	An agreement made by the Company to jointly acquire, together with Related Parties, goods or services from a third party, when such decision is made during the normal course of the Company’s business and at market terms, and with regard to which the Audit Committee has determined that the allocation of the costs and expenses in the agreement is fair and equitable taking into account the circumstances of the matter, and while the annual expenses with respect to such agreements (in the aggregate) do not exceed 0.1% of the annual gross expenses presented in the Company’s consolidated financial statements for the year preceding the date of the agreement.

[18]	Mr. Katzman has an irrevocable power of attorney from FUF, which owns 18.18% of the Company’s shares, that allows Mr. Katzman to vote all of FUF’s shares in the Company according to his discretion. FUF is a foreign company registered in Nevada, United States, and is owned by Mr. Katzman (including through private companies wholly owned by him and his family members, directly and indirectly) – 51.4% Ms. Erika Ottosson (the wife of Dori Segal, Executive Vice Chairman of the Board of Directors of the Company) – 22.6% and Martin Klein – 26%. Ms. Ottosson has provided Mr. Katzman with an irrevocable power of attorney to vote in her name and in her stead in the shareholders meeting of FUF.

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ADDITIONAL DETAILS ABOUT THE COMPANY

In the Company’s opinion, the scope of the aforesaid transactions is negligible in relation to the scope of the Company’s operations, and accordingly complies with the requirements of the aforementioned Regulation 41(a)(6)(1).

REGULATION 24: INTERESTS OF INTERESTED PARTIES

For details, to the best of the Company’s knowledge, regarding the interests of interested parties of the Company in its shares and other securities immediately prior to the date of the report, refer to the immediate report dated March 8,2015 (ref. 2015-01-045670).

For details regarding the interests of interested parties of the Company that are members of an institutional reporting group, in shares and other securities of the Company’s subsidiaries or its related companies, immediately prior to the date of the report, refer to the immediate report dated March 8,2015 (ref. 2015-01-045685).

Presented below are the details, to the best of the Company’s knowledge, of the shares and other securities owned by interested parties that are not members of an institutional reporting group, in each of the Company’s affiliates, immediately prior to the date of the report:

	Name and class of securities	Quantity of securities	Interests(*)		Interests (fully diluted)
Name of holder			Capital	Voting	Capital	Voting
Chaim Katzman (1)	Equity One Inc., ordinary shares	142,918	0.11	0.11	0.44	0.44
	Equity One Inc., stock options (non-tradable)	207,317	—	—
	Equity One Inc., restricted share units (non-tradable)	247,905	—	—
	First Capital Realty Inc., ordinary shares	130,210	0.06	0.06	0.10	0.10
	First Capital Realty Inc., share options (non-tradable)	116,913	—	—
	First Capital Realty Inc., restricted share units (non-tradable)	65,599	—	—
	First Capital Realty Inc., deferred share units (non-tradable)	1,995	—	—
	Atrium European Limited, ordinary shares	255,000	0.07	0.07
	Atrium European Limited, share options	127,119	—	—
	Citycon Oyj, ordinary shares	492,663	0.08	0.08	0.08	0.08

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

	Name and class of securities	Quantity of securities	Interests(*)		Interests (fully diluted)
Name of holder			Capital	Voting	Capital	Voting
Dori Segal (2)	Equity One Inc., ordinary shares	36,700	0.03	0.03	0.03	0.03
	Equity One Inc., restricted share units (non-tradable)	5,250	—	—
	First Capital Realty Inc., ordinary shares	343,300	0.61	0.61	1.24	1.24
	First Capital Realty Inc., share options (non-tradable)	1,675,000	—	—
	First Capital Realty Inc., restricted share units (non-tradable)	80,799	—	—
	Citycon Oyj., ordinary shares	7,174		0.00	0.00	0.00
Erika Ottosson (3)	First Capital Realty Inc., ordinary shares	32,300	0.01	0.01	0.01	0.01
Dr. Shaiy Pilpel	Equity One Inc., ordinary shares	31,900	0.03	0.03	0.02	0.02
Ronnie Bar-On	Dori debentures (Series F)	20,000	0.01	—	—	—
Rachel Lavine	Atrium European Limited Real Estate, ordinary shares	427,329	0.11	0.11	0.51	0.51
	Atrium European Limited Real Estate, share options	1,533,330	—	—
	Atrium European Limited Real Estate, restricted share units	4,582	—	—

(*)	The debenture interests represent interests out of the entire series.
(1)	The above data regarding securities owned by Mr. Katzman include securities owned by his daughters, including through subsidiaries owned by them.
(2)	The above data regarding securities owned by Mr. Segal include securities owned by his children, including through companies owned by them.
(3)	The wife of Mr. Segal and a controlling shareholder of Norstar, the Company’s controlling shareholder.

The Company’s share capital includes 1,046,993 treasury shares that are held by the Company.

REGULATION 24A: AUTHORIZED CAPITAL, ISSUED CAPITAL AND CONVERTIBLE SECURITIES

For details regarding the authorized capital and the issued capital of the Corporation immediately prior to the date of the report, refer to Note 27 to the financial statements.

For details regarding the convertible securities of the Corporation immediately prior to the date of the report, refer to Note 28 to the financial statements.

REGULATION 24B: COMPANY SHAREHOLDERS REGISTER

For details regarding the Company shareholders register immediately prior to the date of the report, refer to the immediate report dated March 2, 2015 (ref. 2015-01-047611).

REGULATION 25A: THE COMPANY’S REGISTERED ADDRESS

The Company’s registered address is 1 Derech Hashalom Street, Tel Aviv 67892, Israel

The Company’s email address is IR@gazitgroup.com

The Company’s phone number: 03-6948000, the Company’s fax number: 03-6961910

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

REGULATION 26: DIRECTORS OF THE CORPORATION

Presented below are details of the members of the Board of Directors, to the best of the Company’s knowledge:

Name	Chaim Katzman, Chairman of the Board of Directors

Identity no.:	030593859

Date of birth:	4.11.1949

Address for serving legal documents:	1696 NE Miami Gardens, North Miami Beach, FL 33179, U.S.

Nationality:	Israeli, American

Membership of Board sub-committees:	Investments Committee

Serves as external director:	No

Possesses accounting and financial expertise or a professional qualification:	Yes

Is an independent director:	No

Employee of the Company, a subsidiary, a related company or an interested party (detail the position(s) held):	Refer to the details below regarding his tenure as chairman of the board of directors and as a director of various subsidiaries of the Company

Date of appointment:	1.5.1995

Education:	LLB, Tel-Aviv University

Employment in the past five years:	Chairman of the Board of Directors of the following companies: the Company, Norstar Holdings Inc., EQY, FCR, ATR, CTY, and private subsidiaries of these companies and of the Company

Companies of which he is a director (other than the Company):	Norstar Holdings Inc., EQY, FCR, ATR, CTY, Gazit-Globe Israel (Development) Ltd. and private subsidiaries of these companies and of the Company, as well as Koah (2000) Holdings Ltd. and Ganei Binyamina Ltd.

Relative of another of the Company’s interested parties:	No

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

Name	Arie Mientkavich, Deputy Chairman of the Board of Directors

Identity no.:	000129320

Date of birth:	28.9.1942

Address for serving legal documents:	14 Bezalel Street, Jerusalem

Nationality:	Israeli

Membership of Board sub-committees:	None

Serves as external director:	No

Possesses accounting and financial expertise or a professional qualification:	Yes

Is an independent director:	No

Employee of the Company, a subsidiary, a related company or an interested party (detail the position(s) held):	Yes – Deputy Chairman of the Board of Directors. In addition, refer to the details below regarding his appointments as Chairman of the Board of Directors and as a director of various affiliates of the Company

Date of appointment:	19.4.2005

Education:	LLB and BA in Political Sciences (Hebrew University, Jerusalem)

Employment in the past five years:	Deputy Chairman of the Board of the Company, Former Chairman of the Board of Gazit-Globe Israel (Development) Ltd., Chairman of the Board of Directors of Dori, Chairman of the Board of Elron Electronic Industries Ltd., Chairman of the Board of R.D.C. – Rafael Development Corporation Ltd. and Vice Chairman of the Board of Ronson Europe N.V.

Companies of which he is a director (other than the Company):	U. Dori Group Ltd., R.D.C. – Rafael Development Corporation Ltd., and Ronson Europe N.V.

Relative of another of the Company’s interested parties:	No

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

Name	Dori Segal, Executive Vice Chairman of the Company’s Board of Directors

Identity no.:	057493504

Date of birth:	19.3.1962

Address for serving legal documents:	85 Hanna Avenue, Suite 400, Toronto, Ontario M6K3S3, Canada

Nationality:	Israeli, American, Canadian

Membership of Board sub-committees:	Investments Committee

Serves as external director:	No

Possesses accounting and financial expertise or a professional qualification:	Yes

Is an independent director:	No

Employee of the Company, a subsidiary, a related company or an interested party (detail the position(s) held):	Executive Vice Chairman of the Board of Directors of FCR; Vice Chairman of the Board of Directors of Norstar Holdings Inc., the controlling shareholder of the Company; President of Norstar Israel Ltd., which is a subsidiary of the controlling shareholder of the Company. Refer also to the details below regarding his appointments on the board of directors of various affiliates of the Company.

Date of appointment:	26.12.1993

Education:	High school

Employment in the past five years:	Executive Vice Chairman of the Company’s Board of Directors. Former President and CEO of FCR, Vice Chairman of Norstar Holdings Inc.’s Board of Directors. President of Norstar Israel Ltd., and Chairman of the Board of Directors of Realpac- The Real Property Association of Canada

Companies of which he is a director (other than the Company):	Vice Chairman of Norstar Holdings Inc.’s Board of Directors., EQY (where he serves as Vice Chairman of the Board), FCR, Dori, Gazit-Globe Israel (Development) Ltd. and their private subsidiaries, as well as those of the Company and of Norstar Holdings Inc.

Relative of another of the Company’s interested parties:	Yes, husband of Erika Ottosson

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

Name	Yair Orgler

Identity no.:	001210541

Date of birth:	10.10.1939

Address for serving legal documents:	7/19 Mayer Mordechai Street, Tel-Aviv

Nationality:	Israeli, German

Membership of Board sub-committees:	Audit and Balance Sheet Committee, Compensation Committee, Investments Committee, Nominating and Corporate Governance Committee, Corporate Responsibility Committee

Serves as external director:	Yes

Possesses accounting and financial expertise or a professional qualification:	Yes

Is an independent director:	Yes (external director)

Employee of the Company, a subsidiary, a related company or an interested party (detail the position(s) held):	No

Date of appointment:	27.11.2007

Education:	B.Sc. in Industrial Engineering and Management (Technion, Haifa); M.Sc. in Industrial Engineering and Management (University of Southern California—USC); Ph.D. in Management – specializing in Finance (Carnegie Mellon University)

Employment in the past five years:	Professor Emeritus of the Management Faculty, Tel-Aviv University.

Companies of which he is a director (other than the Company):	Israel Chemicals Ltd., Ceragon Networks Ltd., and Atidim Ltd.

Relative of another of the Company’s interested parties:	No

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

Name	Gary Epstein

Identity no.:	452063713

Date of birth:	19.02.1948

Address for serving legal documents:	C/o Greenberg Traurig, 333 SE 2d Ave., Miami, FL, 33131

Nationality:	American

Membership of Board sub-committees:	No

Serves as external director:	No

Possesses accounting and financial expertise or a professional qualification:	Yes

Is an independent director:	Yes

Employee of the Company, a subsidiary, a related company or an interested party (detail the position(s) held):	No

Date of appointment:	12.1.2012

Education:	J.D. (Harvard Law School; M.A. in English Literature (New York University); B.A. and B.H.L. in English and Jewish Studies (Yeshiva University)

Employment in the past five years:	Chair of the Corporate and Securities Department and member of the Executive Committee at Greenberg Traurig, LLP law firm.

Companies of which he is a director (other than the Company):	None

Relative of another of the Company’s interested parties:	No

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

Name	Michael Haim Ben-Dor

Identity no.:	01078416

Date of birth:	21.8.1938

Address for serving legal documents:	14 Nili Street, Jerusalem

Nationality:	Israeli

Membership of Board sub-committees:	Audit and Balance Sheet Committee, Compensation Committee, Nominating and Corporate Governance Committee, Corporate Responsibility Committee

Serves as external director:	No

Possesses accounting and financial expertise or a professional qualification:	Yes

Is an independent director:	No

Employee of the Company, a subsidiary, a related company or an interested party (detail the position(s) held):	No

Date of appointment:	13.1.1999

Education:	Auditors’ certificate from the Ministry of Justice (College of Management, Jerusalem)

Employment in the past five years:	Business consultant in the field of capital market and investments to private and public companies; business administration lecturer at differed educational institutions

Companies of which he is a director (other than the Company):	Member of the Dan Investments Committee and the Teachers Association

Relative of another of the Company’s interested parties:	No

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

Name	Ronnie Bar-On

Identity no.:	008516262

Date of birth:	2.6.1948

Address for serving legal documents:	2 Hashaked Street, Motza Elite, 90820

Nationality:	Israeli

Membership of Board sub-committees:	Audit and Balance Sheet Committee and Compensation Committee, Nominating and Corporate Governance Committee

Serves as external director:	Yes

Possesses accounting and financial expertise or a professional qualification:	Yes

Is an independent director:	Yes (external director)

Employee of the Company, a subsidiary, a related company or an interested party (detail the position(s) held):	No

Date of appointment:	1.5.2013

Education:	LLB (Hebrew University, Jerusalem); member of the Israel Bar Association since 1974

Employment in the past five years:	Finance Minister, Knesset member, Chairman of the State Control Committee and Chairman of the Foreign Affairs and Defense Committee

Companies of which he is a director (other than the Company):	Alrov Real Estate and Hotels Ltd

Relative of another of the Company’s interested parties:	No

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

Name	Douglas William Sesler

Identity no.:	113179460

Date of birth:	24.12.1961

Address for serving legal documents:	54 Northway Bronxville, NY 10708

Nationality:	American

Membership of Board sub-committees:	No

Serves as external director:	No

Possesses accounting and financial expertise or a professional qualification:	Yes

Is an independent director:	Yes

Employee of the Company, a subsidiary, a related company or an interested party (detail the position(s) held):	No

Date of appointment:	12.1.2012

Education:	B.A. in Government (Cornell University)

Employment in the past five years:	Business consultant, until 2011—Head of Global Real Estate Principal Investments of Bank of America, Merrill Lynch

Companies of which he is a director (other than the Company):	Baypoint Navigation Inc.

Relative of another of the Company’s interested parties:	No

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

Name	Shaiy Pilpel

Identity no.:	04165353

Date of birth:	12.4.1950

Address for serving legal documents:	8 Ben Haim Street, Ramat Hasharon

Nationality:	Israeli

Membership of Board sub-committees:	Audit and Balance Sheet Committee, Compensation Committee, Nominating and Corporate Governance Committee

Serves as external director:	No

Possesses accounting and financial expertise or a professional qualification:	Yes

Is an independent director:	Yes

Employee of the Company, a subsidiary, a related company or an interested party (detail the position(s) held):	No

Date of appointment:	31.12.2006

Education:	B.Sc. in Mathematics (Tel-Aviv University); BA in Philosophy (Tel-Aviv University); M.Sc. in Mathematics (Hebrew University, Jerusalem); Ph.D. in Statistics (University of California, Berkeley); MBA (Columbia University, New York)

Employment in the past five years:	CEO of Wexford Capital Israel Ltd.

Companies of which he is a director (other than the Company):	Member of the Israel Securities Authority Plenum

Relative of another of the Company’s interested parties:	No

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

Name	Noga Knaz

Identity no.:	22433072

Date of birth:	4.10.1966

Address for serving legal documents:	6 Sasha Argov Street, Tel-Aviv

Nationality:	Israeli, American

Membership of Board sub-committees:	Audit and Balance Sheet Committee, Compensation Committee, Nominating and Corporate Governance Committee, Corporate Responsibility Committee

Serves as external director:	Yes

Possesses accounting and financial expertise or a professional qualification:	Yes

Is an independent director:	Yes (external director)

Employee of the Company, a subsidiary, a related company or an interested party (detail the position(s) held):	No

Date of appointment:	12.8.2008

Education:	BA in Economics and Business Administration (Haifa University); holds an investments portfolio management license; graduate of the Directors and Officers Course conducted by LAHAV Executive Management (Tel-Aviv University)

Employment in the past five years:	Vice Chairperson of the Board of Directors of Rosario Capital Ltd.

Companies of which she is a director (other than the Company):	None

Relative of another of the Company’s interested parties:	No

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

Name	Rachel Lavine

Identity no.:	022216329

Date of birth:	9.12.1965

Address for serving legal documents:	11 Hamaavak Street, Givatayim

Nationality:	Israeli

Membership of Board sub-committees:	No

Serves as external director:	No

Possesses accounting and financial expertise or a professional qualification:	Yes

Is an independent director:	No

Employee of the Company, a subsidiary, a related company or an interested party (detail the position(s) held):	Chairperson of the Board of Directors of Gazit Globe Israel (Development) Ltd., Vice Chairperson of the Board f Directors of ATR, Director of CTY

Date of appointment:	11.12.2014

Education:	BA in Business Administration (College of Management academic track); MBA from the Kellog School of Management, holds an accounting license since 1996.

Employment in the past five years:	Chairperson of the Board of Directors of Gazit Globe Israel (Development) Ltd., Vice Chairperson of the Board of Directors of ATR. Former CEO and director of ATR.

Companies of which she is a director (other than the Company):	ATR, CTY, Atrium Management N.V., European Public Real Estate Association (ERPA), Gazit Globe Israel (Development) Ltd.

Relative of another of the Company’s interested parties:	No

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

REGULATION 26A: SENIOR OFFICERS

Presented below are details of the senior officers of the Company, who do not serve as directors, to the best of the Company’s knowledge:

Name:	Aharon Soffer

Identity no.:	027943042

Date of birth:	3.3.1971

Position held in the Company, in a subsidiary, in a related company or in an interested party:	President; temporary CEO of Dori Group; Director of Atrium European Real-Estate Ltd.; president and director in private subsidiaries of the Company; responsible for management of market risks, together with the Company’s CFO

Date of appointment:	30.11.2009

Education:	BA in Economics and Management (College of Management), LLB (College of Management)

Employment in the past five years:	Vice President and Interim President of the Company, temporary CEO of Dori Group, President of foreign subsidiaries of the Company, chairman of the board of directors and director of foreign subsidiaries of the Company

Interested party in the Company or a relative of a senior officer of the Company or of another interested party in the Company:	Yes (by virtue of his serving as President)

Name:	Gil Kotler

Identity no.:	022308498

Date of birth:	10.4.1966

Position held in the Company, in a subsidiary, in a related company or in an interested party:	Senior Executive Vice President and CFO of the Company, responsible for management of market risks, together with the Company’s President; Controller in Norstar; director in Gazit Globe Israel (Development) Ltd.; director in some of the Company’s and Norstar Holdings Inc.’s private subsidiaries.

Date of appointment:	1.10.2012

Education:	BA in Economics and Accounting, (Tel Aviv University); General Management Program (Harvard Business School)

Employment in the past five years:	Chief Strategy Officer in a U.S. wholly-owned subsidiary of the Company; CFO of the Company; Controller in Norstar

Interested party in the Company or a relative of a senior officer of the Company or of another interested party in the Company:	No

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

Name:	Varda Zuntz

Identity no.:	052132115

Date of birth:	16.11.1953

Position held in the Company, in a subsidiary, in a related company or in an interested party:	Head of Corporate Responsibility, Company Secretary of Norstar Holdings Inc. Director of some of the private subsidiaries of the Company and of Norstar Holdings Inc.

Date of appointment:	12.12.1998

Education:	High school

Employment in the past five years:	Her current position, served also as Company Secretary

Interested party in the Company or a relative of a senior officer of the Company or of another interested party in the Company:	No

Name:	Rami (Romano) Vaisenberger

Identity no.:	016708695

Date of birth:	29.1.1973

Position held in the Company, in a subsidiary, in a related company or in an interested party:	Vice President and Controller

Date of appointment:	1.7.2004

Education:	BA in Accounting and Business Administration (College of Management)

Employment in the past five years:	His current position

Interested party in the Company or a relative of a senior officer of the Company or of another interested party in the Company:	No

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

Name:	Ronen Geles

Identity no.:	037559028

Date of birth:	6.1.1976

Position held in the Company, in a subsidiary, in a related company or in an interested party:	Vice President of Finance

Date of appointment:	28.1.2013

Education:	MA in Business Administration (Tel Aviv University); BA in Economics and Business Administration (Bar Ilan University)

Employment in the past five years:	Treasurer and Financial Risks Manager of the Company

Interested party in the Company or a relative of a senior officer of the Company or of another interested party in the Company:	No

Name:	Shlomo Cohen

Identity no.:	032304958

Date of birth:	24.6.1975

Position held in the Company, in a subsidiary, in a related company or in an interested party:	Controller

Date of appointment:	2.6.2013

Education:	LLM (Bar Ilan University); BA in Business Administration (College of Management)

Employment in the past five years:	In charge of accounting reporting in the Company

Interested party in the Company or a relative of a senior officer of the Company or of another interested party in the Company:	No

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

Name:	Adi Tamir

Identity no.:	040483042

Date of birth:	10.10.1980

Position held in the Company, in a subsidiary, in a related company or in an interested party:	Company Secretary

Date of appointment:	2.6.2013

Education:	LLB (Haifa University)

Employment in the past five years:	Legal Counsel in the Company

Interested party in the Company or a relative of a senior officer of the Company or of another interested party in the Company:	No

Name:	Itzhak Naftalin

Identity no.:	025495300

Date of birth:	22.7.1973

Position held in the Company, in a subsidiary, in a related company or in an interested party:	Internal auditor of the Company and of Norstar Holdings Inc. and of Dori Group.

Date of appointment:	31.10.2012

Education:	BA in Business Administration (Ono Academic College)

Employment in the past five years:	Partner and Audit Manager in Fahn Kanne Control Management Ltd.

Interested party in the Company or a relative of a senior officer of the Company or of another interested party in the Company:	No

REGULATION 26B: AUTHORIZED SIGNATORY FOR THE COMPANY

As of the date of the report, the Company has no independent authorized signatories.

REGULATION 27: AUDITORS OF THE COMPANY

Kost Forer Gabbay & Kasierer, CPAs, 3 Aminadav Street, Tel-Aviv.

REGULATION 28: AMMENDMENT OF THE MEMORANDUM OR ARTICLES OF ASSOCIATION

The Company’s memorandum or articles of association were not amended in the reporting year.

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

REGULATION 29: RECOMMENDATIONS AND RESOLUTIONS OF THE DIRECTORS

A.	Payment of a dividend or making of a distribution, as defined in the Companies Law, by any other means, or the distribution of a stock dividend:

During the reporting year, the Company’s Board of Directors resolved to make dividend distributions in the amount of NIS 0.45 per share on the following distribution dates: March 25, 2014; May 27, 2014; August 31, 2014; and November 24, 2014.

In addition, subsequent to the date of the report, on March 23, 2014, the Company’s Board of Directors approved the distribution of a dividend of NIS 0.46 per share.

B.	Change in the Company’s authorized or issued capital:

Change in authorized capital – None.

Change in issued capital – Refer to Regulation 20 above.

C.	Amendment of the Company’s memorandum or articles of association: The Company’s memorandum or articles of association were not amended in the reporting year.

D.	Redemption of redeemable securities: None.

Early redemption of debentures: None. However, it is noted that during the reporting period, the Company repurchased NIS 18,812 par value of debentures (Series B) under a Company securities repurchase plan approved by the Board of Directors on September 13, 2011 and extended and expanded by it on January 4, 2012, on August 20, 2012, on August 26, 2013 and on August 31, 2014.

E.	Transaction between the Company and an interested party not conducted on market terms: None.

F.	Resolutions of the general meeting on the matters detailed in sections A through E above that are not in accordance with the recommendations of the Board of Directors: None

G.	Resolutions by an extraordinary general meeting:

1.	On September 4, 2014, the following resolutions were passed in addition to the resolutions normally adopted in an annual general meeting (refer to the complementary report dated September 3, 2014, ref. 2014-01-150555, regarding the convening of a general meeting, and the immediate report dated September 4, 2014, ref. 2014-01-151746, regarding the outcome of the general meeting; the information contained in the aforesaid immediate reports is hereby incorporated by means of this reference):

1.1	Approval of the renewed grant of the letter of undertaking to indemnify the directors who are the Company’s controlling shareholders, Messrs. Chaim Katzman and Dori Segal;

1.2	Reappointment of Ms. Noga Knaz as external director of the Company, for an additional term of three years, starting on September 14, 2014.

2.	On September 7, 2014, the Company’s general meeting approved the renewal of the management and non-compete agreement between the Company and Norstar and a wholly-owned subsidiary of Norstar, updating the management fees (refer to the complementary report dated September 3, 2014, ref. 2014-01-150555, regarding the convening of a general meeting, and the immediate report dated September 7, 2014, ref. 2014-01-152598 regarding the outcome of the general meeting; the information contained in the aforesaid immediate reports is hereby incorporated by means of this reference).

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

REGULATION 29A: RESOLUTIONS OF THE COMPANY

A.	Approval of acts pursuant to Section 255 of the Companies Law: None.

B.	Acts pursuant to Section 254(a) of the Companies Law, which have not been approved, whether or not such acts have been presented for the approval referred to in Section 255 of the Companies Law: None.

C.	Transactions requiring special approval pursuant to Section 270(1) of the Companies Law, provided that these are exceptional transactions, as defined in the Companies Law, which have been approved during the reporting year: No.

D.	Exemption, insurance or an undertaking to indemnify officers, as is defined in the Companies Law, that is valid at the reporting date: At the reporting date, all the Company’s officers were covered by insurance, an increase in the coverage limits of which was last approved by the Company’s general meeting on January 12, 2012, to a maximum coverage limit of U.S.$ 100 million (per event and per year), and pursuant to a resolution of the Company’s Board of Directors, at the reporting date the coverage limit is U.S.$ 75 million (per event and per year). Pursuant to the provisions of Section 275 of the Companies Law, which set forth, inter alia, that transactions involving the service and employment terms of a controlling shareholder will be approved once every three years, on July 23, 2014 and on July 30, 2014, the Compensation Committee and the Board of Directors, respectively, of the Company approved the renewal of the officers insurance for Mr. Chaim Katzman and Mr. Dori Segal, the Chairman of the Board of Directors and his Executive Vice Chairman, respectively, who are among the Company’s controlling shareholders. In addition, on January 12, 2012 the general meeting approved the purchase of a Public Offering of Securities Insurance (POSI) policy for the Company and for directors and officers (including Mr. Chaim Katzman, Chairman of the Board of Directors of the Company and its controlling shareholder), with respect to publishing a prospectus and offering of securities in the United States, for a period of up to seven years (the “Insurance Period”) and with coverage limits that are not to exceed U.S.$ 100 million per event and on an accumulated basis for the Insurance Period. For additional details regarding the insurance for the Company’s officers, refer to the immediate reports dated December 5, 2011 ref. 2011-01-353178, regarding the convening of a general meeting, the immediate reports dated December 5, 2011 and July 31, 2014, ref. 2011-01-353181 and 2014-01-124092, respectively, regarding the approval of a transaction with the controlling shareholder that does not require the approval of a general meeting, and the immediate report dated January 12, 2012, ref. 2012-01-014208, regarding the outcome of the general meeting; the information contained in the aforesaid immediate reports is hereby incorporated by means of this reference.

Pursuant to the provisions of the Company’s articles of association, and pursuant to the resolution of the Company’s general meeting from December 31, 2006, the Company undertook to indemnify in advance anyone serving as an officer of the Company (including directors), including an officer serving on behalf of the Company in a company in which the Company owns at least 25% of the capital of and/or the voting rights in and/or the right to appoint directors therein. The undertaking to indemnify was provided with respect to liabilities and expenses, pursuant to the provisions of the Companies Law, with regard to a series of events (the indemnification causes) specified in the indemnification statement. The maximum accumulated indemnification amount which the Company might pay any officer, as aforesaid, will be no greater than 20% of the Company’s shareholders’ equity according to its last financial statements published prior to the actual indemnification payment. In addition, the Company resolved to exempt in advance the aforesaid officers (including directors) from accountability for damage caused and/or that will be caused to the Company by the officers due to breach of the duty of care owed to it, other than in the case of a breach of the duty of care in making a distribution, as defined in the Companies Law (the said exemption does not apply to Messrs. Chaim Katzman and Dori Segal, Chairman of the Board of Directors and his Executive Vice Chairman who are controlling shareholders of the Company, ). On December 13, 2011, the general meeting approved an update of the terms of the Company officers’ indemnification, to allow indemnification within the limits allowed under the Efficiency of Enforcement Procedures in the Securities Authority (Legislation Amendments) Law, 2011, namely indemnification for payment made to a party affected by a breach, which the officer in breach was required to pay for damage caused to said party as specified in Section 52(54)(A)(1)(a) of the Securities Law, or for expenses incurred by an officer in connection with the administrative procedure in his case, including reasonable litigation expenses, and including attorney’s fees. Pursuant to the provisions of Section 275 of the Companies Law, on September 4, 2014 the general meeting approved the renewed grant of a letter of undertaking for indemnification to Mr. Chaim Katzman and Mr. Dori Segal, the Chairman of the Board of Directors and his Executive Vice Chairman, respectively, who are among the Company’s controlling shareholders, for a period of three years starting on December 31, 2014. For details refer to the immediate report dated November 8, 2011 and the complementary report dated September 3, 2014, ref. 2011-01-320382 and 2014-01-150555, respectively, regarding the convening of a general meeting, and the immediate reports dated December 13, 2011 and September 4, 2014,, ref. 2011-01-320382 and 2014-01- 151746, respectively, regarding the outcome of the general meeting.

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

March 23, 2015	Gazit-Globe Ltd.
Date	Name of Company

Names of Signatories:	Position:
Chaim Katzman	Chairman of the Board of Directors
Aharon Soffer	President

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

CORPORATE GOVERNANCE QUESTIONNAIRE – GAZIT-GLOBE

INDEPENDENCE OF THE BOARD OF DIRECTORS
		Correct	Incorrect	Normative Context
1.

In every reporting year, two or more External Directors served with the Corporation

This question can be answered “Correct” if the time period during which two External Directors did not serve does not exceed 90 days, as stated in Section 363A(b)(10) of the Companies Law, but whatever the answer (Correct/Incorrect), the time period (in days) is to be stated during which two or more External Directors served with the Corporation in the Reporting Year (including also the period of service approved retroactively, distinguishing between the various External Directors):

Director A: Yair Orgler

Director B: Noga Knaz

Director C:

Ronnie Bar-On

Number of External Directors serving with the Corporation as of the date of publishing this questionnaire: 3

		✓		Mandatory Provision Section 239 of the Companies Law

2.	A. Number of Independent Directors[19] serving with the Corporation as of the date of publishing this questionnaire: 3			The Companies Law – Section 1 of the First Schedule (Recommended Corporate Governance Provisions); Regulation 10(B)(9a) and 48(C)(9a) of the Reports Regulations

B.     As of the date of publishing this questionnaire –

•    In a Corporation that has a Controlling Shareholder or a person who holds a controlling block (in this section – “Controlling Shareholder”) – at least one third of the members of the Board of Directors are independent.

•    In a Corporation that does not have a Controlling Shareholder – a majority of the members of the Board of Directors are independent.

✓

[19]	With the exception of “External Director” as it is defined in the Companies Law.

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

C.     The Corporation has prescribed in its By-Laws that a minimum rate20/number of Independent Directors are to serve.

If you answer “correct”, state –

Rate/number of Independent Directors prescribed by the By-Laws: At least a third of the members of the Board of Directors

The Corporation was in compliance with the provisions of the By-Laws in the Reporting Year (with regard to the service of Independent Directors):

☒  Yes

☐  No

(Place an X in the appropriate box.)

✓

3.

A check was performed in the Reporting Year on the External Directors (and the Independent Directors) and it was found that, in the Reporting Year, they were in compliance with the provisions of Section 240(b) and (f) of the Companies Law with regard to the External (and Independent) Directors serving with the Corporation not having an Interest, and also that the conditions necessary for them to serve as an External (or Independent) Director had been fulfilled.

If you answer “Correct” – state the name of the party that performed the aforesaid check: The Company Secretariat – by means of an annual questionnaire

	✓	Sections 240(b), 241, 245A and 246 of the Companies Law

4.

None of the Directors who served with the Corporation during the Reporting Year are answerable[21] to the President, directly or indirectly (except for a Director who is an employee representative, if the Corporation has such employee representation).

If you answer “Incorrect” (i.e., the Director is answerable to the President, as stated) – state the number of Directors who failed to meet the aforesaid restriction:             .

	✓	The Companies Law – Section 3 of the First Schedule (Recommended Corporate Governance Provisions)

[20]	In this questionnaire “rate” – a particular number of all the Directors. Thus, for example, in a Corporation for which a rate of one third Independent Directors has been prescribed, 1/3 is to be stated.
[21]	For the purposes of this question—serving as a Director of an affiliate that is controlled by the Corporation shall not be deemed as being “answerable”. On the other hand, serving as a Director of the Corporation who serves as an Officer (other than Director) and/or is employed in an affiliate that is controlled by the Corporation shall be deemed as being “answerable” for the purposes of this question.

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

5.

All Directors who disclosed having a Personal Interest in the approval of a transaction on the agenda of the meeting attended the discussion and did not participate in the aforesaid vote (other than a discussion and/or a vote in circumstances which comply with Section 278(b) of the Companies Law):

If you answer “Incorrect” –

a.      Was it in order for the Director to present a particular topic in accordance with the end of Section 278(a):    ☒  Yes    ☐  No

b.      Note the rate of meetings in which the aforesaid Directors attended the discussion and/or participated in the vote other than in circumstances as provided in subsection a:                     .

		X	Sections 255, 269 and 278 of the Companies Law

6.

The Controlling Shareholder (including his Relative and/or anyone acting on his behalf), who is not a Director or another Senior Officer of the Corporation, was not present at the meetings of the Board of Directors held in the Reporting Year.

If you answer “Incorrect” (i.e., a Controlling Shareholder and/or his Relative and/or anyone acting on his behalf, who is not a member of the Board of Directors and/or a Senior Officer of the Corporation was present at the aforesaid meetings of the Board of Directors) – the following details regarding the presence of the additional person at the aforesaid meetings of the Board of Directors are to be provided:

Identity:                     .

Position in the Corporation (if any):                     .

Details of the Interest vis-à-vis the Controlling Shareholder (if the person present is not the Controlling Shareholder himself):                     .

Was the person attending in order to present a particular topic:    ☐  Yes    ☐  No

(Place an X in the appropriate box.)

Rate of attendance[22] at the meetings of the Board of Directors held in the Reporting Year in order to present a particular topic:                     . Attendance for other purposes:                     .

☐  Not applicable (the Corporation does not have a Controlling Shareholder).

	✓		Section 106 of the Companies Law

[22]	Separating the Controlling Shareholder and/or his representative.

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

EXPERTISE AND QUALIFICATIONS OF THE DIRECTORS
		Correct	Incorrect	Normative Context
7.

The Corporation’s By-Laws do not contain a provision restricting the possibility of immediately terminating the service of all the Corporation’s Directors, who are not External Directors (for this purpose – a decision by a simple majority is not considered a restriction).

If you answer “Incorrect” (i.e., such a restriction does exist), state –

			X	Sections 85 and 222 of the Companies Law; Section 46B of the Securities Law

A. The time period prescribed in the By-Laws for a Director’s service: Three years

B.     The required majority prescribed in the By-Laws for terminating the service of the Directors: A Special Resolution of the General Meeting, viz. 75% or more of the voting power of all the shares whose holders were present and voted on said Resolution.

C.     Legal quorum prescribed in the By-Laws at the General Meeting for the purpose of terminating the service of the Directors: A legal quorum will exist at General Meetings of the Company when at least two shareholders with voting rights (personally or through proxies) are present, who together hold at least 30% of the Company’s voting rights.

D.     The required majority to change these provisions in the By-Laws: A majority of the shareholders who hold shares that confer on them 60% or more of the voting rights of all the shares whose holders were present and voted on said Resolution (except for abstentions), either personally or through proxies, including a voting paper.

8.

All the Directors that served with the Corporation during the Reporting Year declared, prior to the date of calling the General Meeting on the agenda of which was their appointment (including their reappointment), that they have the necessary qualifications (with particulars) and the ability to devote the time needed to perform their duties and that the restrictions referred to in Sections 226 and 227 of the Companies Law do not apply to them, and, with regard to an Independent Director, that the contents of paragraphs (1) and (2) of the definition “Independent Director” contained in Section 1 of the Companies Law do apply.

If you answer “Incorrect” – state the names of the Directors to whom the aforesaid does not apply:                     .

		✓		Mandatory Provision Sections 224A and 224B of the Companies Law

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

9.

The Corporation has a training program for new Directors, in relation to the Corporation’s business and in relation to the law applicable to the Corporation and the Directors, as well as a continuing training program for serving Directors, that is customized, inter alia, to the duties that the Director performs at the Corporation.

If you answer “Correct” – state whether the program was in operation in the Reporting Year:

☒  Yes

☐  No

(Place an X in the appropriate box.)

	✓	Companies Law – Section 4(a) of the First Schedule (Recommended Corporate Governance Provisions)

10.

The Chairman of the Board of Directors (or such other person that the Board of Directors appoints) is responsible for the assimilation of the corporate governance provisions that apply to the Corporation, and acted to update the Board of Directors on topics related to corporate governance during the Reporting Year.

If the Board of Directors appoints another person to be responsible for this role (instead of the Chairman of the Board of Directors), please state his name and position:

	✓	Companies Law – Section 4(b) of the First Schedule (Recommended Corporate Governance Provisions)

11.

A.     The Corporation has prescribed the minimum number of Directors on the Board of Directors that are required to possess Accounting and Financial Expertise. If you answer “Correct” – state the minimum number prescribed: Three directors

	✓	Mandatory Provision Section 92(a)(12) of the Companies Law

B.     In each reporting year, in addition to the External Director possessing Accounting and Financial Expertise, additional Directors possessing Accounting and Financial Expertise, in the number that the Board of Directors prescribed, served with the Corporation.

This question can be answered “Correct” if the time period in which additional Directors possessing Accounting and Financial Expertise were not serving does not exceed 60 days, but whatever the answer (Correct/Incorrect), the time period (in days) is to be stated during which such Directors were not serving with the Corporation:                     .

	✓	Mandatory Provision Section 219(d) of the Companies Law

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

C.     Number of Directors that served with the Corporation during the Reporting Year: 10

Possessing Accounting and Financial Expertise: 10

Possessing Professional Qualifications: 0

In the event of there being changes in the number the aforesaid Directors in the Reporting Year, the figure to be provided will be the lowest number (except in the 60-day time period from the occurrence of the change) of Directors of each type who served in the Reporting Year.

		____	____	Sections 92(a)(12), 219(d), and 240(a1) of the Companies Law; Regulations 10(B)(9)(a) and 48(C)(9) of the Reports Regulations

12.

A.     At the time of appointing an External Director in the Reporting Year, the provision of Section 239(d) of the Companies Law, with regard to mixing the composition of the Board of Directors between the two sexes, was complied with.

☐  Not applicable (an External Director was not appointed in the Reporting Year).

		✓		Mandatory Provision Section 239(d) of the Companies Law

B.     In each Reporting Year, the composition of the Board of Directors included members of both sexes.

If you answer “Incorrect” – state the time period (in days) during which the aforesaid did not apply:                     .

This question can be answered “Correct” if the time period in which Directors of both sexes were not serving does not exceed 60 days, but whatever the answer (Correct/Incorrect), the time period (in days) is to be stated during which Directors of both sexes were not serving with the Corporation:                     .

		✓		Companies Law – Section 2 of the First Schedule (Recommended Corporate Governance Provisions)

	C. Number of Directors of each sex serving on the Board of Directors of the Corporation as of the date of publishing this questionnaire: Men: 9, Women: 2	____	____

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

MEETINGS OF THE BOARD OF DIRECTORS (AND CONVENING A GENERAL MEETING)
		Correct	Incorrect	Normative Context
13.	A. Number of meetings of the Board of Directors held during each quarter of the Reporting Year: First quarter (Year 2013): 2 Second quarter: 6 Third quarter: 7 Fourth quarter: 5	____	____	Sections 97, 98 and 224A of the Companies Law

B.

Against the name of each of the Directors who served with the Company during the Reporting Year, state the attendance rate at meetings of the Board of Directors (in this subsection – include meetings of Committees of the Board of Directors of which the Director is a member, as stated below) that were held during the Reporting Year (in relation to his period of service):

*     The attendance rate is determined according to the number of meetings that were held during the time that the relevant director was a member of the Board of Directors and of the relevant committees.

**  As the Audit Committee also acts as the Financial Statements Review Committee, attendance rates at meetings of the Audit Committee also relate to its meetings as the Financial Statements Review Committee.

(Additional rows should be added in accordance with the number of Directors.)

		____	____

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

Name of Director	Attendance rate at meetings of the Board of Directors	Attendance rate at meetings of the Audit Committee (for a Director who is a member of said Committee)**	Attendance rate at meetings of the Financial Statements Review Committee (for a Director who is a member of said Committee)	Attendance rate at meetings of other Committees of the Board of Directors of which he is a member (noting the name of the Committee)
Chaim Katzman	95%

Dori Segal	90%

Arie Mientkavich	90%

Yair Orgler	100%	100%		Compensation Committee – 100% Nominating and Corporate Governance Committee – 100% Corporate Responsibility Committee – 100%

Noga Knaz	80%	80%		Compensation Committee – 100% Nominating and Corporate Governance Committee – 100% Corporate Responsibility Committee – 100%

Michael Haim Ben-Dor	95%	93%		Compensation Committee – 100% Nominating and Corporate Governance Committee – 100% Corporate Responsibility Committee – 100%

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

	Shaiy Pilpel	100%	100%		Compensation Committee – 100% Nominating and Corporate Governance Committee – 100%

	Gary Epstein	95%

	Douglas Sesler	95%

	Ronnie Bar-On	100%	100%	100%	Compensation Committee – 95% Nominating and Corporate Governance Committee – 100%

	Rachel Lavine	100%

14.	In the Reporting Year, the Board of Directors held at least one discussion regarding the management of the Corporation’s business by the President and the Officers answerable to him, without them being present, subsequent to giving them with an opportunity to express their position.					✓	Companies Law – Section 5 of the First Schedule (Recommended Corporate Governance Provisions)

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

SEPARATION OF THE FUNCTIONS OF THE PRESIDENT AND THE CHAIRMAN OF THE BOARD OF DIRECTORS

15.	In the Reporting Year, an annual General Meeting was convened (and not later than on the expiry of fifteen months from the last annual General Meeting).	✓	Mandatory Provision Section 60 of the Companies Law

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

		Correct	Incorrect	Normative Context
16.

In each Reporting Year, a Chairman of the Board of Directors served with the Corporation.

This question can be answered “Correct” if the time period in which a Chairman of the Board of Directors was not serving with the Corporation does not exceed 60 days, as referred to in Section 363A(2) of the Companies Law, but whatever the answer (Correct/Incorrect), the time period (in days) is to be stated during which a Chairman of the Board of Directors was not serving with the Corporation, as stated:                     .

		✓		Mandatory Provision Section 94(a) of the Companies Law

17.

In each Reporting Year, a President served with the Corporation.

This question can be answered “Correct” if the time period in which a President was not serving with the Corporation does not exceed 90 days, as referred to in Section 363A(6) of the Companies Law, but whatever the answer (Correct/Incorrect), the time period (in days) is to be stated during which a President was not serving with the Corporation, as stated:                     .

		✓		Mandatory Provision Section 119 of the Companies Law

18.

In a Corporation in which the Chairman of the Board of Directors also serves as the President of the Corporation and/or exercises the powers thereof, the dual service was approved pursuant to the provisions of Section 121(c) of the Companies Law.

If you answer “Correct” – Please provide a reference to the Immediate Report concerning the General Meeting that approved the dual service and/or the exercise of the powers, as stated:                     .

☒     Not applicable (so long as the aforesaid dual service does not exist in the Corporation).

Mandatory Provision Sections 95 and 121 of the Companies Law

19.	The President is not a Relative of the Chairman of the Board of Directors. If you answer “Incorrect” (i.e., the President is a Relative of the Chairman of the Board of Directors) –	✓		Sections 95 and 121 of the Companies Law

	A. State the family relationship between the parties: .	____	____

	B. The service was approved pursuant to Section 121(c) of the Companies Law: ☐ Yes ☐ No (Place an X in the appropriate box.)	____	____

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

20.

A Controlling Shareholder or his Relative does not serve as President or as a Senior Officer of the Corporation, except as a Director.

☐  Not applicable (the Corporation does not have a Controlling Shareholder).

		✓		Section 106 of the Companies Law

AUDIT COMMITTEE

		Correct	Incorrect	Normative Context

21.	All the External Directors were members of the Audit Committee during the Reporting Year.	✓		Mandatory Provision Section 115 of the Companies Law

22.	The Chairman of the Audit Committee is an External Director.	✓		Mandatory Provision Section 115 of the Companies Law

23.	The following did not serve on the Audit Committee in the Reporting Year –	____	____	Mandatory Provision Section 115 of the Companies Law

	A. The Controlling Shareholder or his Relative. ☐ Not applicable (the Corporation does not have a Controlling Shareholder).	✓

	B. The Chairman of the Board of Directors.	✓

	C. A Director who is employed by the Corporation or by the Controlling Shareholder or by a Corporation under his Control.	✓

	D. A Director who regularly provides services to the Corporation or to the Controlling Shareholder or to a Corporation under his Control.	✓

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

	E. A Director whose main source of income relies on the Controlling Shareholder. ☐ Not applicable (the Corporation does not have a Controlling Shareholder).	✓

24.	A person not entitled to be a member of the Audit Committee, including a Controlling Shareholder or his Relative, was not present in the Reporting Year at meetings of the Audit Committee, except in accordance with the provisions of Section 115(e) of the Companies Law.	✓	Mandatory Provision Section 115(e) of the Companies Law

25.

A legal quorum for holding discussions and taking decisions at each of the meetings of the Audit Committee held in the Reporting Year was a majority of the Committee’s members, with the majority of those present being Independent Directors and at least one of whom was an External Director.

If you answer “Incorrect” – state the rate of meetings at which the aforesaid requirement was not fulfilled:                     .

		✓	Mandatory Provision Section 116A of the Companies Law

26.	The Audit Committee held at least one meeting in the Reporting Year, in the presence of the Internal Auditor and the Independent Auditor, as the case may be, and without the presence of the Corporation’s Officers who are not members of the Committee, with regard to defects in the Corporation’s business management.	✓	Mandatory Provision Section 117(1) of the Companies Law; Companies Law – Section 6 of the First Schedule (Recommended Corporate Governance Provisions)

27.	At each meeting of the Audit Committee at which a person not entitled to be a member of the Committee was present, this was with the approval of the Chairman of the Committee and/or at the request of the Committee (with regard to the Corporation’s Legal Counsel and its Corporate Secretary who is not a Controlling Shareholder or his Relative).	✓	Mandatory Provision Section 115(e) of the Companies Law

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

DUTIES OF THE FINANCIAL STATEMENTS REVIEW COMMITTEE (HEREAFTER – THE COMMITTEE) IN ITS WORK PRIOR TO THE APPROVAL OF THE FINANCIAL STATEMENTS

		Correct	Incorrect	Normative Context
28.

A.     Note the length of time (in days) prescribed by the Board of Directors as being a reasonable time for the sending of the Committee’s recommendations prior to the meeting of the Board of Directors at which the Periodic or Quarterly Reports are to be approved: Between two and four days, depending on the circumstances

		____	____	Mandatory Provision Regulation 2(3) of the Approval of the Financial Statements Regulations

B.     Number of days that actually elapsed between the date of sending the recommendations to the Board of Directors and the date of approving the financial statements:

First quarter report (Year 2014):             6

Second quarter report:                             3

Third quarter report:                                4

Annual report:                                         3

		____	____

C.     Number of days that elapsed between the date of sending the draft financial statements to the Directors and the date of approving the financial statements:

First quarter report (Year 2014):             5

Second quarter report:                             3

Third quarter report:                                4

Annual report:                                         3

29.	The Independent Auditor of the Corporation was invited to all the meetings of the Committee and the Board of Directors, and the Internal Auditor received notices regarding the holding of the aforesaid meetings, at which discussions took place regarding the Corporation’s financial statements relating to the periods included in the Reporting Year.	✓		Mandatory Provision Section 168 of the Companies Law; Regulation 2(2) of the Approval of the Financial Statements Regulations

30.	In each Reporting Year and until the publication of the annual report, the Committee fulfilled all the conditions detailed below:	____	____	Mandatory Provision Regulation 3 of the Approval of the Financial Statements Regulations

	A. Its members numbered at least three (at the date of the discussion by the Committee and the approval of the aforesaid Reports).	✓

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

	B. All the conditions prescribed in Section 115(b) and (c) of the Companies Law (regarding the service of members of the Audit Committee) were fulfilled.	✓

C. The Chairman of the Committee is an External Director.

	D. All its members are directors and a majority of its members are Independent Directors.	✓

	E. All its members are capable of reading and understanding financial statements and at least one of the Independent Directors possesses Accounting and Financial Expertise.	✓

	F. The members of the Committee provided a Declaration prior to their appointment.	✓

G.     A legal quorum for holding discussions and taking decisions at the Committee was a majority of the its members, provided that the majority of those present were Independent Directors and among them was at least one External Director.

✓

If you answer “Incorrect” with regard to one or more of the subsections to this question, note with respect to which report (periodic/quarterly) the aforesaid conditions was not fulfilled: .

INDEPENDENT AUDITOR

		Correct	Incorrect	Normative Context

31.	The Audit Committee (and/or the Financial Statements Review Committee) expressed its opinion that the scope of the Independent Auditor’s work with respect to audit services in the Reporting Year and his professional fees in relation to the scope of the audit hours in the Reporting Year are fair for the purpose of carrying out the appropriate audit work.	✓		Section 117(5) of the Companies Law

32.

Prior to the appointment of the Independent Auditor, the Audit Committee (and/or the Financial Statements Review Committee) sent its recommendations to the relevant organ at the Corporation, in connection with the scope of the Independent Auditor’s work and employment terms.

☐  Not applicable (an Independent Auditor was not appointed in the Reporting Year).

If you answer “Correct” – state whether the relevant organ at the Corporation acted on the recommendations of the Audit Committee (and/or the Financial Statements Review Committee):

☒ Yes

☐     No (should you answer “No”, please state in the Concluding Remarks to this questionnaire how the relevant organ (noting its identity) expressed its opinion in connection with the scope of the Independent Auditor’s work and his fees)

(Place an X in the appropriate box.)

		✓		Section 117(5) of the Companies Law

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

33.	In the Reporting Year, the Audit Committee (and/or the Financial Statements Review Committee) checked that no restriction had been imposed on the Independent Auditor’s work.	✓		The Securities Law and its Regulations (regarding “Legally Audited Financial Statements”)

34.	In the Reporting Year, the Audit Committee (and/or the Financial Statements Review Committee) discussed with the Independent Auditor the audit findings and the implications thereof.	✓		Regulation 2 of the Approval of the Financial Statements Regulations; Companies Law – Section 6 of the First Schedule (Recommended Corporate Governance Provisions)

35.

The Audit Committee (and/or the Financial Statements Review Committee) expressed its opinion, prior to the appointment of the Independent Auditor, regarding the appropriateness of his qualifications to perform the audit of the Corporation, in light of the nature of the Corporation’s activities and their complexity.

☐  Not applicable (an Independent Auditor was not appointed in the Reporting Year).

		✓		The Securities Law and its Regulations (regarding “Legally Audited Financial Statements”)

36.	Please provide details of the number of years during which the engagement partner of the Independent Auditor’s firm has held this position (as the Corporation’s Independent Auditor): Approximately four years	____	____	The Securities Law and its Regulations (regarding “Legally Audited Financial Statements”)

37.	In the Reporting Year, the Independent Auditor attended all the meetings of the Financial Statements Review Committee to which he was invited.	✓		Section 168(b) of the Companies Law; Regulation 2 of the Approval of the Financial Statements Regulations

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ADDITIONAL DETAILS ABOUT THE COMPANY

TRANSACTIONS WITH INTERESTED PARTIES

		Correct	Incorrect	Normative Context

38.	The Corporation has adopted a procedure, which was approved by the Audit Committee, with regard to Transactions with Interested Parties, in order to ensure that such Transactions are approved in accordance with the law.	✓		Sections 117, 253, 255, 270-278 of the Companies Law

39.

The Controlling Shareholder or his Relative (including a company under his Control) is not employed by the Corporation nor does he provide it with management services.

If you answer “Incorrect” (i.e., the Controlling Shareholder or his Relative is employed by the Corporation or provides it with management services), state –

•  The number of Relatives (including the Controlling Shareholder) employed by the Corporation (including companies under their Control and/or controlled through management companies):                     .

•  Have the employment and/or management services agreements with the aforesaid been approved by the organs prescribed by law:

☐  Yes

☐  No

(Place an X in the appropriate box.)

☐  Not applicable (the Corporation does not have a Controlling Shareholder).

		✓		Section 270(4) of the Companies Law

40.

To the best of the Corporation’s knowledge, the Controlling Shareholder does not have other businesses in the Corporation’s field of activity (in one or more fields).

If you answer “Incorrect” – state whether an arrangement has been prescribed to delineate Transactions between the Corporation and its Controlling Shareholder:

☐  Yes

☐  No

(Place an X in the appropriate box.)

☐  Not applicable (the Corporation does not have a Controlling Shareholder).

		✓		Section 254 of the Companies Law; Section 36 of the Securities Law (Important Particular for the Reasonable Investor)

GAZIT-GLOBE LTD.

ADDITIONAL DETAILS ABOUT THE COMPANY

Chairman of the Board of Directors:		Chairman of the Audit Committee:(which also acts as the Financial Statements
	Mr. Chaim Katzman		Mr. Yair Orgler

Date of Signature: March 23, 2015

CHAPTER E

GAZIT-GLOBE LTD.

Presentation of Financial Information from

Consolidated Financial Statements attributed to the Company

As of December 31, 2014

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

To

The Shareholders of Gazit Globe Ltd.

1 Derech Hashalom, Tel-Aviv

Dear Sirs/Mmes.,

Re: Special auditors’ report of the separate financial information in accordance with Regulation 9c to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

We have audited the separate financial information presented pursuant to regulation 9c of the Securities Regulations (Periodic and Immediate Reports), 1970, of Gazit Globe Ltd. (“the Company”) as of December 31, 2014 and 2013 and for each of the three years, the last of which ended December 31, 2014, which was included in the Company’s periodic report. The Company’s board of directors and management are responsible for the separate financial information. Our responsibility is to express an opinion on the separate financial information based on our audits.

We have not audited financial information from financial statements of an investee, for which the assets net of liabilities attributed thereto, net amounted to NIS 4,098 million and NIS 4,312 million as of December 31, 2014 and 2013 respectively, and for which the Company’s share of its earnings (losses) amounted to NIS (111) million, NIS 132 million and NIS 165 million for the years ended December 31, 2014, 2013 and 2012, respectively. The financial statements of this company were audited by other auditors, whose report have been furnished to us, and our opinion, insofar as it relates to amounts included for this company, is based on the report of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards in Israel, including those prescribed by the Auditor’s Regulations (Auditor’s Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the separate financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the separate financial information. An audit also includes assessing the accounting principles used and significant estimates made by the board of directors and management, as well as evaluating the overall separate financial information presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the separate financial information referred to above is prepared, in all material respects, in conformity with Regulation 9c to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 23, 2015	A Member of Ernst & Young Global

GAZIT-GLOBE LTD.

Financial Information and Financial Data from Consolidated Financial Statements

Attributed to the Company

Below is financial data and separate financial information from the Group’s consolidated financial statements as of December 31, 2014, published as part of the periodic reports (“consolidated financial statements”) attributed to the Company itself, presented in accordance with Regulation 9c of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

Significant accounting policies applied for presentation of these financial data were set forth in Note 2 to the consolidated financial statements.

Subsidiaries - as defined in Note 1 to the consolidated financial statements.

GAZIT-GLOBE LTD.

Details of Financial Information out of Consolidated Statements of Financial Position

Attributed to the Company

		December 31,
	Additional	2014	2013
	information	NIS in millions
ASSETS
CURRENT ASSETS
Cash and cash equivalents	a	45	474
Current maturities of long-term loans to subsidiaries	e	395	363
Available for sale securities	b	180	—
Financial derivatives	b,c	88	17
Other accounts receivable	b	3	4

Total current assets		711	858

NON-CURRENT ASSETS
Long-term loans and deposits*)		—	—
Available for sale securities	b	—	108
Financial derivatives	b,c	278	743
Loans to subsidiaries	e	5,926	6,267
Investments in subsidiaries		13,286	11,913
Fixed assets, net		5	6
Total non-current assets		19,495	19,037

Total assets		20,206	19,895

*)	Represents an amount of less than NIS 1 million.

The accompanying information is an integral part of the financial data and the separate financial information.

GAZIT-GLOBE LTD.

Details of Financial Information out of Consolidated Statements of Financial Position

Attributed to the Company

		December 31,
	Additional	2014	2013
	information	NIS in millions
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Current maturities of debentures	c	976	256
Financial derivatives	c	40	—
Trade payables	c	3	4
Other accounts payable	c	192	181
Current tax payable		9	8

Total current liabilities		1,220	449

NON-CURRENT LIABILITIES
Loans from banks and others	c	1,001	1,154
Debentures	c	9,900	10,464
Financial derivatives	c	62	—
Deferred taxes	d	—	26

Total non-current liabilities		10,963	11,644

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY	f
Share capital		232	229
Share premium		4,411	4,288
Reserves		(1,535)	(1,875)
Retained earnings		4,915	5,160

Total equity		8,023	7,802

Total liabilities and equity		20,206	19,895

The accompanying information is an integral part of the financial data and the separate financial information.

March 23, 2015
Date of approval of the financial statements	Chaim Katzman Chairman of the Board	Aharon Soffer President	Gil Kotler Executive Vice President and CFO

GAZIT-GLOBE LTD.

Details of Financial Information out of Consolidated Statements of Income

Attributed to the Company

		Year ended
		December 31
	Additional	2014	2013	2012
	information	NIS in millions
Management fees from related companies	e	2	2	3
Finance income from subsidiaries	e	273	330	388
Other finance income		53	412	18

Total income		328	744	409

General and administrative expenses		64	79	68
Finance expenses		737	671	606
Other expenses*)		—	—	—

Total expenses		801	750	674

Loss before income from subsidiaries, net		(473)	(6)	(265)
Income from subsidiaries, net		509	879	1,154

Income before taxes on income		36	873	889
Tax benefit	d	(37)	(54)	(12)

Net income attributed to the Company		73	927	901

*)	Represent an amount of less than NIS 1 million.

The accompanying information is an integral part of the financial data and the separate financial information.

GAZIT-GLOBE LTD.

Details of Financial Information out of Consolidated Statements of Comprehensive Income

Attributed to the Company

	Year ended
	December 31
	2014	2013	2012
	NIS in millions
Net income attributed to the Company	73	927	901

Other comprehensive income (loss) attributed to the Company (net of tax effect):
Items that are or will be reclassified to profit or loss:
Exchange differences on foreign currency translation	134	(59)	(90)
Gain on available for sale securities	18	3	—

Other comprehensive gain (loss) attributed to the Company	152	(56)	(90)

Other comprehensive income (loss) attributed to subsidiaries (net of tax effect)	220	(911)	(106)

	372	(967)	(196)

Items not to be reclassified to profit or loss:
Gain (loss) on revaluation of fixed assets attributable to subsidiary	—	(6)	10

Total other comprehensive income (loss) attributed to the Company	372	(973)	(186)

Total comprehensive income (loss) attributed to the Company	445	(46)	715

The accompanying information is an integral part of the financial data and the separate financial information.

GAZIT-GLOBE LTD.

Details of Financial Information out of Consolidated Statements of Cash Flows

Attributed to the Company

	Year ended
	December 31
	2014	2013	2012
	NIS in millions
Cash flows from operating activities of the Company:
Net income attributed to the Company	73	927	901

Adjustments required to present net cash provided by operating activities of the Company:
Adjustments to profit and loss items of the Company:
Depreciation	2	2	1
Finance expenses (income), net	411	(71)	200
Income from subsidiaries, net	(509)	(879)	(1,154)
Cost of share-based payment	9	10	4
Tax benefit	(37)	(54)	(12)

	(124)	(992)	(961)

Changes in assets and liabilities of the Company:
Increase in other accounts receivable	(3)	(4)	(11)
Increase (decrease) in trade payables and other accounts payable	(1)	—	6

	(4)	(4)	(5)

Cash paid and received during the year by the Company for:
Interest paid	(599)	(491)	(661)
Interest received (Note c.e4)	90	191	1
Interest received from subsidiaries	237	233	303
Taxes paid	(39)	(33)	(2)
Dividend received	14	—	—
Dividend received from subsidiaries	170	113	99

	(127)	13	(260)

Net cash used in operating activities of the Company	(182)	(56)	(325)

The accompanying information is an integral part of the financial data and the separate financial information.

GAZIT-GLOBE LTD.

Details of Financial Information out of Consolidated Statements of Cash Flows

Attributed to the Company

	Year ended
	December 31
	2014	2013	2012
	NIS in millions
Cash flows from investment activities of the Company:
Acquisition of fixed assets	(1)	(2)	(1)
Proceeds of sale of fixed assets	— *)	— *)	—
Investments in subsidiaries	(942)	(1,200)	(248)
Redemption of preferred shares of subsidiary	168	231	—
Loans repaid by subsidiaries, net	414	212	150
Proceeds from sale of convertible debenture of subsidiary	—	—	208
Investment in available for sale securities	(154)	(105)	—
Proceeds from sale of marktable securities	141	—	—

Net cash provided by (used in) investment activities of the Company	(374)	(864)	109
Cash flows from financing activities of the Company:
Issue of shares less issue expenses	118	489	—
Exercise of stock options into shares	— *)	— *)	3
Repayment of loans for purchase of company shares	—	— *)	— *)
Dividend paid to equity holders of the Company	(318)	(298)	(264)
Issue of debentures less issue expenses	445	1,670	1,676
Repayment and early redemption of debentures	(255)	(885)	(786)
Repayment of long-term credit facilities from banks, net	(110)	(753)	(314)
Unwinding of hedge transaction (Note c.e4)	243	392	—

Net cash provided by financing activities of the Company	123	615	315

Exchange differences on balance of cash and cash equivalents	4	(1)	(11)

Increase (decrease) in cash and cash equivalents	(429)	(306)	88
Cash and cash equivalents at the beginning of year	474	780	692

Cash and cash equivalents at the end of year	45	474	780

Significant non-cash activities of the Company:
Exchange of loans granted to subsidiaries for share issuance	72	214	373

Redemption of capital note of subsidiary	—	—	180

*)	Represents an amount of less than NIS 1 million.

The accompanying information is an integral part of the financial data and the separate financial information.

GAZIT-GLOBE LTD.

ADDITIONAL INFORMATION TO THE SEPARATE FINANCIAL INFORMATION

a.	Cash and cash equivalents attributed to the Company

	December 31
	2014	2013
	NIS in millions
Composition by currency:
In $	11	11
In C$	5	2
In €	18	10
In NIS – unlinked	11	451

	45	474

b.	Disclosure regarding financial assets attributed to the Company in accordance with IFRS 7

	December 31
	2014	2013
	NIS in millions
Financial assets at fair value through profit or loss:
derivatives	366	760
Financial liabilities at fair value through profit or loss:
derivatives	(102)	—
Financial assets at fair value through other comprehensive income:
Available for sale securities	180	108
Loans and receivables	3	4
Loans and receivables—subsidiaries	6,321	6,630

	6,768	7,502

GAZIT-GLOBE LTD.

ADDITIONAL INFORMATION TO THE SEPARATE FINANCIAL INFORMATION

c.	Disclosure regarding financial liabilities attributed to the Company

1.	Other accounts payable attributed to the Company

	December 31
	2014	2013
	NIS in millions
Accrued expenses	20	9
Interest payable	149	154
Employees	1	2
Government authorities	22	16

	192	181

2.	Non-current liabilities attributed to the Company

Composition

	December 31
	2014	2013
	NIS in millions
Loans from banks and others (1)(3)	1,001	1,154
Debentures (2)(3)	9,900	10,464

	10,901	11,618

GAZIT-GLOBE LTD.

ADDITIONAL INFORMATION TO THE SEPARATE FINANCIAL INFORMATION

c.	Disclosure regarding financial liabilities attributed to the Company (Cont.)

(1)	Composition of banks credit and others

	Interest	December 31
	rate	2014	2013
	%	NIS in millions
In NIS - unlinked *)	2.60%	25	—
In U.S.$ *)	2.40%	11	—
In U.S.$	5.52%	298	266
In C$ *)	3.35%	191	1
In € *)	2.60%	499	908

		1,024	1,175
Less—deferred expenses		(23)	(21)

		1,001	1,154

*)	Variable interest

For details in respect of financial covenants, see Note 22 to the consolidated financial statements.

To secure credit obtained from banks the Company and its wholly-owned subsidiaries have pledged shares of subsidiaries. Furthermore, the Company’s wholly-owned subsidiaries guarantee the credit obtained by the Company from banks, also refer to Note 26b3 to the consolidated financial statements.

(2)	Composition of debentures

		Effective	Nominal	December 31,
	Linkage	interest rate	interest rate	2014	2013
	basis	%		NIS in millions
Debentures (series A)	U.S.$	6.18	6.50	132	158
Debentures (series B) **)		€2.27	2.17	98	149
Debentures (series C)	CPI	4.88	4.95	962	1,125
Debentures (series D)	CPI	5.02	5.10	2,463	2,466
Debentures (series E) **)	NIS	1.45	0.95	548	545
Debentures (series F)	NIS	6.73	6.40	567	565
Debentures (series I)	CPI	5.58	5.30	1,441	1,444
Debentures (series J) *)	CPI	5.76	6.50	847	861
Debentures (series K)	CPI	4.35	5.35	2,937	2,961
Debentures (series L)	CPI	3.82	4.00	881	446

				10,876	10,720
Less - current maturities of debentures				976	256

				9,900	10,464

GAZIT-GLOBE LTD.

ADDITIONAL INFORMATION TO THE SEPARATE FINANCIAL INFORMATION

c.	Disclosure regarding financial liabilities attributed to the Company (Cont.)

*)	Debentures (Series J) are secured by a lien recorded on properties owned by a subsidiary of the Company, whose aggregate fair value as the reporting date amounted to NIS 1,167 million.

**)	Variable interest.

For further information about the terms and conditions of the debentures, rating, financial covenants, and the issuances of the debentures during the reporting period, refer to Note 20 to the consolidated financial statements.

(3)	Maturities

	Loans from banks	Debentures
	NIS in millions
Year 1 - current maturities	—	976
Year 2	106	978
Year 3	12	769
Year 4	146	1,386
Year 5	496	1,519
Year 6 there after	264	5,248

	1,024	10,876

3.	Financial instruments attributed to the Company

a)	Classification of financial liabilities attributed to the Company

All financial liabilities, other than financial derivatives, are measured at amortized cost. Financial derivatives are measured at fair value through profit or loss, see sections c and d below.

b)	Financial risk factors attributed to the Company

The Company’s global operations expose it to various financial risk factors, such as market risk (including foreign exchange risk, CPI risk, interest risk and price risk), credit risk and liquidity risk. The Company’s comprehensive risk management plan is focused on steps intended to minimize potential negative impacts on its financial results. The Company uses financial derivatives in order to hedge certain risk exposures.

GAZIT-GLOBE LTD.

ADDITIONAL INFORMATION TO THE SEPARATE FINANCIAL INFORMATION

c.	Disclosure regarding financial liabilities attributed to the Company (Cont.)

Following is additional information about financial risks and their management:

1)	Foreign currency risk

The Company operates through investees in a large number of countries and is exposed to currency risks resulting from the exposure to exchange rates of different currencies, mainly to the U.S. dollar, the Canadian dollar and the Euro. It is Company policy to maintain a high correlation between the currency in which its assets are purchased and the currency in which the liabilities relating to the purchase of these assets are assumed in order to minimize currency risks. As part of this policy, the Company enters into cross-currency swap transactions in respect of the liabilities, for details see section e below.

2)	CPI risk

The Company has issued debentures linked to changes in the Consumer Price Index in Israel. For the amount of the financial instruments that are linked to the CPI in which the Company has exposure for changes in CPI, refer to section f below.

3)	Interest risks

Liabilities bearing variable interest rates expose the Company to interest rate risk in respect of cash flow and liabilities bearing fixed interest rates expose the Company to interest rate risk in respect of fair value. As part of the risk management strategy, the Company maintains a certain composition between exposure to fixed interest rate and exposure to variable interest rate. From time to time and according to market conditions, the Company enters into interest rate swaps in which it exchanges variable interest with fixed interest and vice-versa, to hedge its liabilities against changes in interest rates (see section e below). As of the balance sheet date, 83.0% of the Company’s liabilities (88.6% excluding interest rate swap transactions) bear fixed interest rates (79% as of December 31, 2013, and 84.0% excluding interest rate swap transactions). For additional details regarding interest rates and maturities, see section c)2 above.

4)	Price risk

The Group has investments in marketable financial instruments traded on stock exchanges, including shares, participation certificates in mutual funds and debentures, which are classified either as available-for-sale financial assets with respect to which the Group is exposed to risk resulting from fluctuations in security prices which are determined by market prices on stock exchanges. The carrying amount of such investments as of December 31, 2014 is NIS 180 million (as of December 31, 2013-NIS 108 million). This exposure is not hedged.

GAZIT-GLOBE LTD.

ADDITIONAL INFORMATION TO THE SEPARATE FINANCIAL INFORMATION

c.	Disclosure regarding financial liabilities attributed to the Company (Cont.)

5)	Credit risk

The Company is not exposed to significant concentration of credit risk. Cash and deposits are deposited with major financial institutions. Company management estimates that the risk that these parties will fail to meet their obligations is remote, since they are financially sound.

6)	Liquidity risk

The Company’s policy is to maintain a certain balance between obtaining long-term financing inter alia, mortgages, bank loans and debentures and the existing flexibility through the use of revolving lines of credit for period up to 5 years in which the company can utilize credit for different periods.

As of December 31, 2014 (the “reporting date”), the Company has a working capital deficiency of NIS 0.5 billion. The Company and its wholly-owned subsidiaries have approved unutilized credit facilities amounting to NIS 3.2 billion available for immediate drawdown. The Company’s management believes that these sources will allow the Company to repay its current liabilities when due.

Following is the contractual maturity schedule of the financial liabilities of the Company (including interest) at undiscounted amounts:

As of December 31, 2014

	Less than one year	2 to 3 years	4 to 5 years	Over 5 years	Total
	NIS in millions
Trade payables	3	—	—	—	3
Other accounts payable	201	—	—	—	201
Debentures	1,489	2,626	3,388	5,841	13,344
Loans from banks	37	186	688	299	1,210
Financial derivatives, net	(39)	(74)	(13)	51	(75)
Financial guarantees *)	—	—	—	—	—

	1,691	2,738	4,063	6,191	14,683

As of December 31, 2013

	Less than one year	2 to 3 years	4 to 5 years	Over 5 years	Total
	NIS in millions
Trade payables	4	—	—	—	4
Other accounts payable	189	—	—	—	189
Debentures	790	2,906	2,910	7,179	13,785
Loans from banks	40	90	530	772	1,432
Financial derivatives, net	(13)	(118)	(167)	(154)	(452)
Financial guarantees *)	—	—	—	—	—

	1,010	2,878	3,273	7,797	14,958

GAZIT-GLOBE LTD.

ADDITIONAL INFORMATION TO THE SEPARATE FINANCIAL INFORMATION

c.	Disclosure regarding financial liabilities attributed to the Company (Cont.)

*)	The settlement date of financial guarantees granted to secure the liabilities of the wholly-owned subsidiaries in the amount of NIS 463 million and NIS 373 million as of December 31, 2014 and 2013, respectively has not yet been determined and depends on future circumstances.

c)	Fair value attributed to the Company

Below is the carrying amount and fair value of the groups of financial instruments that are presented in the financial statements not at fair value:

	Carrying amount		Fair value
	December 31		December 31
	2014	2013	2014	2013
	NIS in millions
Financial liabilities
Debentures (1)	10,876	10,720	12,316	11,866
Loans from banks and others (2)	1,001	1,154	1,016	1,175

Total financial liabilities	11,877	11,874	13,332	13,041

(1)	The fair value is based on quoted prices on an active market as of the reporting date, according to level 1 in the fair value hierarchy.

(2)	The fair value is based on valuation techniques, according to level 2 in the fair value hierarchy. For additional information, refer to Notes 2n and 37b to the consolidated financial statements.

The carrying amount of cash and cash equivalents, other accounts receivable, long-term loans and deposits, credit and loans from banks, trade payables and other accounts payable approximate their fair value.

d)	Classification of financial instruments attributed to the Company by fair value ranking

Financial instruments presented at fair value on the balance sheet are classified, by groups having similar attributes, on the following fair value ranking, determined in accordance with the source of data used in determination of fair value:

Level 1:	Prices quoted (un-adjusted) on active markets of similar assets and liabilities.

Level 2:	Data other than quoted prices included in Level 1, which may be directly or indirectly observed.

Level 3:	Data not based on observable market information (valuation techniques not involving use of observable market data).

GAZIT-GLOBE LTD.

ADDITIONAL INFORMATION TO THE SEPARATE FINANCIAL INFORMATION

c.	Disclosure regarding financial liabilities attributed to the Company (Cont.)

Financial assets and liabilities measured at fair value, attributed to the Company

	Level 1	Level 2	Level 3
December 31, 2014	NIS in millions
Financial instruments measured at fair value through profit or loss:	—	—	—
Financial derivatives used as hedges- assets	—	366	—
Financial derivatives used as hedges -liabilities		(102)
Financial assets measured at fair value through other comprehensive income:	—	—	—
Available for sale securities	180	—	—

	Level 1	Level 2	Level 3
December 31, 2013	NIS in millions
Financial assets measured at fair value through profit or loss:	—	—	—
Financial derivatives used as hedges		760
Financial assets measured at fair value through other comprehensive income:	—	—	—
Available for sale securities	108

During 2014, there were no transfers with respect to fair value measurement of any financial instrument between Level 1 and Level 2, and there were no transfers to or from Level 3 with respect to fair value measurement of any financial instrument.

GAZIT-GLOBE LTD.

ADDITIONAL INFORMATION TO THE SEPARATE FINANCIAL INFORMATION

c	Disclosure regarding financial liabilities attributed to the Company (Cont.)

e)	Derivatives and hedges

1)	The following tables present information about cross-currency swaps, interest rate swaps and forward contracts:

Transaction type	Denomination	Outstanding notional amount - NIS in millions		Linkage basis/Interest receivable	Linkage basis /Interest payable	Remaining average effective duration	Fair value - NIS in millions
		31.12.14	31.12.13				31.12.14	31.12.13
Cross currency swaps
	Euro-NIS	2,307	2,172	CPI linked, 1.10%-5.10%	Fixed, 2.15%-6.36%	7.1	16	145
		60	70	CPI linked, 4.95%	Variable, L+1.35%	2.5	29	35
		306	220	nominal 1.3%-6.83%	Varible 0.71%-5.06%	2.6	40	40
		531	151	nominal 2.63% 2.64%	Variable L	5.4	46	(2)
	USD-NIS	255	272	CPI linked, 3.56%-4.57%	Fixed, 5.38%-5.97%	7.3	1	33
		160	160	nominal, 6.00%- 7.70%	Fixed, 4.59%-6.33%	1.5	9	26
		150	150	Telbor + 0.7%	Fixed, 3.53%	2.8	7	20
		243	243	Nominal 2.67%	Variable L	5.4	(6)	1
	C$-NIS	408	773	CPI linked, 3.45%-4.95%	Fixed, 5.43%-6.07%	7.0	35	116
		—	305			—	—	180
		80	80	nominal, 6.40%	Variable, L + 1.08%	1.5	12	16
		326	76	nomina 1.80%-6.00%	Fixed, 2.85%-3.15%	6.3	1	19
		100	100	Telbor + 0.7%	Fixed 3.37%	2.8	14	16
		—	250			—	—	46
	NIS-USD *(	17	33	Fixed 5.97%	CPI linked 4.57%	0.3	(6)	(16)
	NIS-Brazilian Rial	273	273	CPI linked 2.60%	Brazil CPI linked 3.45%-3.79%	3.0	54	80
Forward contracts	Different currencies	3,119	1,937			Short term	12	5

							264	760

*)	Transaction made with a wholly-owned subsidiary.

GAZIT-GLOBE LTD.

ADDITIONAL INFORMATION TO THE SEPARATE FINANCIAL INFORMATION

c.	Disclosure regarding financial liabilities attributed to the Company (Cont.)

2)	Derivatives attributed to the Company are presented on the financial statements as follows:

	December 31
	2014	2013
	NIS in millions
Current assets	88	17
Non-current assets	278	743

Current liabilities	(40)	—
Non-current liabilities	(62)	—

	264	760

3)	Derivatives not designated as hedges

The Company has loans denominated in foreign currency, along with cross currency swap transactions designed to hedge its exposure to exchange rate fluctuations with respect to some of its transactions. Swap transactions terms have aligned with the respective periods of the Company’s foreign currency cash flows exposures. These transactions are not deemed to be accounting hedges.

4)	During 2014 the Company unwound swap transactions for consideration of NIS 334 million (2013-NIS 598 million). For additional information refer to Note 37d to the consolidated financial statements.

f)	Sensitivity analysis of market risks

	Sensitivity analysis of financial balances to absolute changes in interest rates
Impact on pre-tax gain (loss) for the year of a 1% increase in interest rate *)	U.S.$ interest	C$ interest	€ interest	NIS interest
	NIS in millions
31.12.2014	(7)	(4)	(12)	(3)
31.12.2013	(7)	(5)	(13)	(3)

*)	Decrease in interest rates would affect profit or loss by the same amounts, but in an opposite direction.

	Sensitivity analysis of financial balances to absolute changes in Consumer Price Index
Impact on pre-tax income (loss)	+2%	+1%	-1%	-2%
	NIS in millions
31.12.2014	(191)	(95)	95	191
31.12.2013	(186)	(93)	93	186

GAZIT-GLOBE LTD.

ADDITIONAL INFORMATION TO THE SEPARATE FINANCIAL INFORMATION

c.	Disclosure regarding financial liabilities attributed to the Company (Cont.)

	Sensitivity analysis of derivatives – absolute changes in Consumer Price Index
Impact on pre-tax income (loss)	+2%	+1%	-1%	-2%
	NIS in millions
31.12.2014	81	40	(41)	(83)
31.12.2013	94	47	(47)	(95)

	Sensitivity analysis of financial derivatives – relative changes in exchange rates
Impact on pre-tax income (loss)	+10%	+5%	-5%	-10%
	NIS in millions
31.12.2014
Change in exchange rate of €	(377)	(187)	185	367
Change in exchange rate of U.S.$	(91)	(45)	45	90
Change in exchange rate of C$	(96)	(48)	48	95
Change in exchange rate of Brazilian real	(24)	(12)	12	24
31.12.2013
Change in exchange rate of €	(294)	(146)	145	289
Change in exchange rate of U.S.$	(80)	(40)	40	79
Change in exchange rate of C$	(149)	(74)	74	149
Change in exchange rate of Brazilian real	(22)	(11)	11	22

	Sensitivity analysis of financial derivatives – absolute changes in interest rates
Impact on pre-tax income (loss)	+2%	+1%	-1%	-2%
	NIS in millions
31.12.2014
Change in interest on €	337	177	(132)	(132)
Change in interest on U.S.$	48	25	(26)	(49)
Change in interest on C$	88	46	(51)	(101)
Change n interest on Brazilian real	13	7	(6)	(12)
Change in interest on NIS - nominal	(138)	(71)	68	109
Change in interest on NIS - real	(459)	(238)	252	527
31.12.2013
Change in interest on €	294	154	(163)	(295)
Change in interest on U.S.$	48	25	(24)	(43)
Change in interest on C$	101	52	(57)	(116)
Change in interest on Brazilian real	14	7	(8)	(16)
Change in interest on NIS - nominal	(74)	(38)	40	68
Change in interest on NIS - real	(537)	(276)	297	622

Key assumptions for sensitivity analysis of financial instruments

See Note 37 to consolidated financial statements.

GAZIT-GLOBE LTD.

ADDITIONAL INFORMATION TO THE SEPARATE FINANCIAL INFORMATION

d.	Disclosure regarding balances of deferred tax assets / liabilities attributed to the Company, and disclosure regarding tax revenues / expenses attributed to the Company

Taxes on income attributed to the Company

1.	For information regarding tax laws applicable to the Company, refer to Note 25a to the consolidated financial reports.

2.	Tax assessments attributed to the Company

a)	Final tax assessments

The Company has received assessments deemed final through 2011

b)	Disputed VAT assessments

For information regarding disputed VAT assessments, see Note 25k to the consolidated financial statements.

3.	Carry-forward losses for tax purposes attributed to the Company

The Company has carry-forward losses for tax purposes. With respect to the tax benefit associated with these losses, the Company has recognized deferred tax assets that their balance as of the reporting date was NIS 19 million (2013 – NIS 45 million), which have been offset against the deferred tax liability of the Company.

4.	Deferred taxes attributed to the Company

Composition

	December 31
	2014	2013
	NIS in millions
Timing differences due to consolidated entities	—	(26)
Revaluation of financial derivatives to fair value	—	(45)
Revaluation of financial investments to fair value	(19)	—
Carry-forward losses	19	45

	—	(26)

The deferred taxes computed with accordance to tax rate of 26.5% which is the tax rate that expected at the time of reversal and with respect of consolidated entities according to the tax rate that applicable with respect to the timing difference.

GAZIT-GLOBE LTD.

ADDITIONAL INFORMATION TO THE SEPARATE FINANCIAL INFORMATION

d.	Disclosure regarding balances of deferred tax assets / liabilities attributed to the Company, and disclosure regarding tax revenues / expenses attributed to the Company (Cont.)

5.	Taxes on income attributed to the Company included in profit or loss

	Year ended
	December 31
	2014	2013	2012
	NIS in millions
Current taxes	(6)	14	2
Deferred taxes	(31)	(96)	(14)
Prior years taxes	—	28	—

	(37)	(54)	(12)

6.	In 2014 NIS 45 million current income tax expenses were recorded directly to equity in currency translation reserve.

e.	Loans, balances and material engagements with subsidiaries

1.	Balances with subsidiaries

a)	Composition

	December 31
	2014	2013
	NIS in millions
Current assets
Current maturities of long-term loans	395	363
Non-current assets
Investments in subsidiaries	13,286	11,913
Long-term loans and debt (see section 4 below)	5,926	6,267
Non-current liabilities
Cross-currency swap transaction (see section c.e)1 above)	(6)	(16)

GAZIT-GLOBE LTD.

ADDITIONAL INFORMATION TO THE SEPARATE FINANCIAL INFORMATION

e.	Loans, balances and material engagements with subsidiaries (Cont.)

b)	The Company provided unlimited guarantees to secure credit obtained by wholly-owned subsidiaries of the Company, whose total facility principal (including debentures) as of the reporting date amounts to NIS 1,335 million. For more information, see Note 26b(3) to the consolidated financial statements.

As of the reporting date, total debt of the wholly-owned subsidiaries of the Company guaranteed by the Company (including debentures) amounts to NIS 463 million.

2.	Transactions with related companies

	Year ended
	December 31
	2014	2013	2012
	NIS in millions
Management fees income 3(a) and 3(b)	2	2	3
Finance income	273	330	388
Rent expenses	—	1	1

3.	Engagements

a)	The Company has entered into agreements with foreign subsidiaries, whereby the Company would provide them with management services in exchange for a fixed fee. The management fees charged by the Company to these subsidiaries in 2014 and 2013 amounted to NIS 1 million.

b)	For information regarding management fees from Norstar Israel, see Note 38d to the consolidated financial statement.

GAZIT-GLOBE LTD.

ADDITIONAL INFORMATION TO THE SEPARATE FINANCIAL INFORMATION

e.	Loans, balances and material engagements with subsidiaries (Cont.)

4.	Loans to Subsidiaries

	Linkage basis	Interest rate	December 31
			2014	2013
		%	NIS in millions
Wholly-owned subsidiaries in USA	U.S.$	L + 2	1,438	1,866
Wholly-owned subsidiaries in Canada	C$	L + 2.5	13	12
Wholly-owned subsidiaries in Germany	€	E + 2.5	246	—
Wholly-owned subsidiary in the Netherlands	U.S.$	L + 4.9	174	158
Wholly-owned subsidiary in the Netherlands	€	E + 3.6	623	773
Wholly-owned subsidiaries in the Jersey island	€	E + 5	1,852	1,823
Gazit Globe Israel (Development) Ltd. *)	NIS		—	24
	NIS	wholesaler interest 2.25-2.75	350	—
	Linked NIS	4-7.17	1,334	1,629
		€€6.40	32	49
	€	L + 2.5	3	32
Wholly-owned subsidiaries in Israel	NIS	€3.80	253	239
Other balances	—	—	3	25

			6,321	6,630

*)	For information regarding exercising options by the Company into Gazit Development share, refer to Note 9h to the consolidated financial statements.

Maturities

NIS in millions
Year 1	395
Year 2	4,722
Year 3	165
Year 4	17
Year 5	775
Renewable annually *)	247

6,321

*)	Loans to subsidiaries renew for an additional 1-year term, unless either party announces that the loan would not be renewed, pursuant to provisions of the agreement.

5.	For details regarding the Company’s participation in Right issuance of CTY in 2014 at the extent of € 87.6 million and purchase of CTY’s share in stock market at an amount of € 8.8 million, refer to Note 9f4 to the consolidated financial statements.

GAZIT-GLOBE LTD.

ADDITIONAL INFORMATION TO THE SEPARATE FINANCIAL INFORMATION

e.	Loans, balances and material engagements with subsidiaries (Cont.)

6.	Dividends received from subsidiaries

	Year ended
	December 31
	2014	2013	2012
	NIS in millions
Citycon OYJ	157	113	99
Other	13	—	—

	170	113	99

f.	Equity attributed to the Company’s shareholders

1.	For information regarding the Company’s private offering of shares and untraded share options in october 2014, refer to Note 27c to the consolidated financial statement.

2.	For share-based compensation, refer to Note 28 to the consolidated financial statements.

3.	For update in dividend distribution policy of the Company, refer to Note 27h to the consolidated financial statement.

g.	For information regarding the law to promote competition and reduce concentration, refer to Note 2A to the consolidated financial statements.

h.	Events subsequent to the reporting date

1.	For information regarding issuance of debentures (series L) by way of expansion of listed series for net consideration of NIS 789 million, refer to Note 40b to the consolidated financial statement.

2.	On March 23, 2015 the Company declared a dividend in the amount of NIS 0.46 per share (a total amount of approximately NIS 82.1 million) payable on April 14, 2015 to the Company’s shareholders on April 7, 2015.

CHAPTER F

Annual Report regarding the Effectiveness of the Internal Control over the Financial

Reporting and the Disclosure

In Accordance with Regulation 9B of the Israeli Securities Regulations (1970)

GAZIT-GLOBE LTD.

Chapter F – Annual Report regarding the Effectiveness of Internal Control over the Financial Reporting and the Disclosure

Attached herewith is the Annual Report regarding Effectiveness of the Internal Control over the Financial Reporting and the Disclosure in accordance with Regulation 9B of the Israeli Securities Regulations (1970):

Management, under the supervision of the Board of Directors of Gazit-Globe Ltd. (the “Corporation”), is responsible for determining and maintaining proper internal control over the Corporation’s financial reporting and disclosure.

For the purposes of this matter, the members of management are:

1.	Aharon Soffer, President;

2.	Gil Kotler, Senior Executive Vice President and Chief Financial Officer;

3.	Varda Zuntz, Company Secretary and Head of Corporate Responsibility;

4.	Rami Vaisenberger, Vice President and Controller;

5.	Ronen Geles, Vice President Finance.

Internal control over financial reporting and disclosure includes the Corporation’s existing controls and procedures, which were designed by the President and the most senior officer in the finance department or under their supervision, or by another party actually executing their functions, under the supervision of the Corporation’s Board of Directors, which aims to provide reasonable assurance regarding the reliability of financial reporting and preparation of the financial statements in accordance with the applicable laws, and to ensure that information the Corporation is required to disclose in the statements it publishes under applicable laws is gathered, processed, summarized and reported on the date and in the format prescribed by the law.

Internal control includes, among other things, controls and procedures that were designed to ensure that information the Corporation is required to disclose, as stated, was accumulated and transferred to the Corporation’s management, including to the President and to the most senior officer in the finance department or to another party actually executing their functions, in order to enable decisions to be made at the appropriate time, with respect to disclosure requirements.

Due to its inherent limitations, internal control over the financial reporting and disclosure does not provide complete assurance that a misrepresentation or omission of information in the statements will be prevented or discovered.

Management, under the supervision of the Board of Directors, performed an examination and evaluation of the internal control over the Corporation’s financial reporting , disclosure and its effectiveness; the evaluation of the effectiveness of the internal control over the financial reporting and the disclosure, which management performed, under the supervision of the Board of Directors, included: assessing the financial reporting and disclosure risks on the consolidated Corporation level, assessing the processes and determining which of them are the most material for financial reporting and disclosure, assessing the relevant business units for the purpose of evaluating the effectiveness of internal control, documenting the Corporation’s existing controls, evaluating the effectiveness of control planning and analyzing the existing control gaps, remedying control planning deficiencies and testing compensatory controls, evaluating the effectiveness of the operation of the controls and evaluating the overall effectiveness of internal control. The internal control components are: entity level controls (ELC), controls over the process of preparing the financial statements and their closing, and IT general controls (ITGC). The processes identified by management as highly material processes with respect to financial reporting and disclosure are as follows: the investment property process (including rental income, property operating expenses and the appraisal of investment property), the treasury process and the process of “income recognition and costs and revenues estimation in construction projects”.

Based on the effectiveness evaluation performed by management under the supervision of the Board of Directors as described above, the Corporation’s management and Board of Directors reached the conclusion that internal control over the Corporation’s financial reporting and disclosure, as of December 31, 2014, is effective.

Presented below are details of a material weakness that was remediated during 2014 and by the publication date of the Company’s financial statements as of December 31, 2014, including the date on which details thereof were first reported:

As part of the preparation process for the financial statements of the subsidiary, U. Dori Construction Ltd. (“Dori Construction”) for the second quarter of 2014, Dori Construction carried out a comprehensive examination of the estimates

GAZIT-GLOBE LTD.

Chapter F – Annual Report regarding the Effectiveness of Internal Control over the Financial Reporting and the Disclosure of anticipated revenues and costs of its various projects. The results of the aforementioned examination indicated a material deviation in the estimates of anticipated revenues and costs of the various projects of Dori Construction, the overall extent of which amounted at that time to NIS 5 billion, compared with the existing estimates in their possession until that time, in a net amount of NIS 441 million (the “Estimates” and the “Deviation in Estimates”, respectively). Within the aforementioned framework, it was found, inter alia, that part of the amount of the Deviation in Estimates needed to be expressed in the Estimates that were used in the preparation of the financial statements of Dori Construction in the prior reporting periods, the earliest of which was the fourth quarter of 2012. Dori Construction and the Corporation first disclosed the aforesaid material deviation in immediate reports on July 27, 2014.

In light of the aforementioned, in September 2014, Dori Construction and, consequently, also the Corporation published financial statements as of December 31, 2013 and for the year then ended, and financial statements as of March 31, 2014 and for the three-month period then ended, which had been restated to reflect the effect of remediating the Deviation in Estimates and the profit arising therefrom in Dori Construction’s projects, in connection with the amounts discovered during 2014, as described above.

Accordingly, as described in the quarterly reports regarding effectiveness of the internal control over the financial reporting and the disclosure, which were attached to the quarterly reports of the Corporation for the period ended June 30, 2014 and for the period ended September 30, 2014, it was found that the internal control was not effective, with this being due, as stated, to a material error that had been discovered in the process of income recognition and costs and revenues estimation in construction projects of Dori Construction.

Among the reasons that led to the Estimates being changed was that the changes in the project Estimates arose, inter alia, from the following factors: the prolonging of project timetables, either for reasons dependent on Dori Construction or for reasons dependent on the customer and/or on external factors; engineering failures and defects that caused project construction costs to rise, including due to the timing of the discovering defects at advanced stages of the project; cash flow problems which caused delays in payments to contractors and suppliers and which slowed down the pace of construction and caused additional and higher-than-expected construction and overhead expenses to mount, inter alia, in light of the fact that Dori Construction had to take measures to accelerate the timetable which involved additional expenses; during the project lifetime, the project managers were tasked with cost saving targets, which were included within the framework of the Dori Construction’s anticipated cost estimates, thereby reducing the estimates, even if these targets were not met; during the project lifetime, unforeseen cost items were reduced or eliminated from the Estimates, while in certain projects unforeseen costs arose toward completion of the project, thereby increasing the actual costs of that project; weaknesses in budgetary control, which prevented budget variances being exposed and addressed in real time. Among other things, Dori Construction did not operate budgetary control in relation to projects that were in their completion stages (making use of manual controls instead); Dori Construction discovered that there had been a change in managerial and operational personnel at Dori Construction that resulted in information being lost and work processes being compromised.

Presented below are details of the Control processes and measures taken by Dori Construction to remediate the material weakness and for evaluating the effectiveness:

The board of directors of Dori Construction instructed its management to take the following measures to remediate the material weakness as soon as possible and in no event no later than the date of the Company’s annual financial statements for 2014. Accordingly, from the date that the Deviation in Estimates was first discovered and during the period that elapsed between the discovery and the date of publishing the annual financial statements, Dori Construction conducted a thorough examination of the control and monitoring processes and took a series of far-reaching measures intended to create new controls and strengthen existing controls so as to remediate the material weakness. The aforesaid process took several months, with control processes and measures, some of them material, constantly being added, so that their cumulative effect over time has enabled Dori Construction, and consequently, also the Company, to remediate the material weakness by the date of publishing the financial statements. Inter alia, Dori Construction took the following actions:

1.	The appointment of a special committee of the board of directors of Dori Construction; the appointment of an external engineering inspector; and the appointment of an external examiner – immediately after the initial discovery of the Deviation in Estimates, the board of directors of Dori Construction appointed a special committee composed of the members of Dori Construction’s board of directors at that (the “Special Committee”), in order, inter alia, to supervise the process of examining and verifying the Estimates and to clarify the reason for the Deviation in Estimates. The Special Committee was granted extensive powers to examine any matter it considered appropriate. The Special Committee appointed a separate, independent legal adviser to assist it in its work, and was also assisted on certain matters by a separate, independent accounting consultant.

GAZIT-GLOBE LTD.

Chapter F – Annual Report regarding the Effectiveness of Internal Control over the Financial Reporting and the Disclosure

The Special Committee held a large number of meetings, within the framework of which it resolved to take the following measures: in connection with continuing the work on preparing the financial statements as of June 30, 2014, within the framework of which, and in the course of which, the aforesaid issue of the Deviation in Estimates was discovered, the Special Committee appointed an independent, external engineering inspector (a well-reputed firm engaged in engineering supervision) (the “External Inspector”), for the purpose of examining and verifying the data and estimates of Dori Construction and the reasonableness of the assumptions on which the Estimates for those projects are based, including in connection with allocating the Deviation in Estimates to prior periods, relating to a sample of projects selected by the Special Committee. This examination was conducted in parallel with an internal examination of the budgetary control department at Dori Construction in relation to all the projects being performed by Dori Construction. Within the framework of these examinations, the following matters were checked: the estimates of anticipated revenues and costs of Dori Construction’s projects through to their completion, inter alia, on the basis of the terms of Dori Construction’s contracts with project customers, subcontractors and suppliers; project overruns and additions; changes in the requirements of project customers; price rises on raw materials and other inputs; reassessment of the projects’ anticipated construction periods and the financial implications arising therefrom; accrued expenses, including expenses still to be paid to suppliers and subcontractors; the balance of overhead expenses at the construction site; and other general expenses.

In addition, the Special Committee appointed an external examiner, being an independent, well-reputed CPA (the “External Examiner”). The function of the External Examiner was to examine the reasons and causes that led to the Deviation in Estimates, including the failure to discover the deviation in the relevant estimates, and to also recommend the actions and/or processes required in order to prevent the recurrence of similar situations in the future and to assist in remediating the material weakness in the internal control. Within the framework of his examination, the External Examiner held meetings and interviews with various parties from within Dori Construction and outside it (including with members of Dori Construction’s board of directors, officers and employees (both past and present) and also with Dori Construction’s professional advisers) and visited a number of the sites on which projects are being constructed by Dori Construction. The External Examiner also reviewed and checked relevant documents.

The Special Committee terminated its work in February 2015, in light of the fact that some of the directors who served as members of the Special Committee were ceasing to serve as directors of Dori Construction.

The report of the External Examiner, which included his findings and recommendations, was presented to Dori Construction’s board of directors on March 11, 2015 and a complete copy thereof was attached to the immediate report filed by Dori Construction regarding the presentation of the report. The recommendations of the External Examiner were reviewed by Dori Construction’s board of directors. The review revealed that, in practice, during the period that had elapsed from the date of the initial discovery of the Deviation in Estimates and even prior to Dori Construction being presented with the External Examiner’s report, Dori Construction had taken an extensive and comprehensive series of measures intended to remediate the weaknesses and deficiencies that Dori Construction had identified in its internal control. These measures were, in fact, directly in line with the major part of the Examiner’s recommendations.

In addition, Dori Construction’s board of directors resolved, at its meeting on March 11, 2015, to appoint the audit committee to supervise and monitor the implementation of the Examiner’s recommendations and to also hold discussions and make recommendations to the Board of Directors in relation to some of the Examiner’s recommendations that require further review, and to formulate Dori Construction’s position on the topic, including with the participation of external parties should this be deemed appropriate.

2.	Appointment and replacement of officeholders in senior management positions – officers have been appointed with senior management ranking to replace officeholders who had served with Dori Construction until then: in June 2014, Mr. Assaf Mor (who had served as Dori Construction’s CEO in the past) was appointed to serve as CEO of Dori Construction; in September 2014, Mr. Shraga Roosanski was appointed to serve as COO of Dori Construction (who had served as Dori Construction’s COO in the past); in December 2014, Mr. Aviram Wertheim was appointed to serve as Chairman of the board of directors of Dori Construction (following his appointment as a director in January 2014); in December 2014, Mr. Snir Sharon was appointed to serve as Executive Vice President and CFO of Dori Construction.

GAZIT-GLOBE LTD.

Chapter F – Annual Report regarding the Effectiveness of Internal Control over the Financial Reporting and the Disclosure

3.	Finance department: replacing officers in the finance department and strengthening the finance department – new offices have been appointed – an EVP and CFO (as referred to above), a Finance Officer and a Controller. It should be noted that the finance division also now includes, as referred to above, a Finance Officer, a position that did not previously exist. It should further be noted that the EVP and CFO as well as the Finance Officer also serve as officeholders at U. Dori Group Ltd, Dori Construction’s parent company (as CFO and Controller, respectively).

4.	Budgetary control department: replacing officeholders, strengthening the department and restructuring – new officeholders have been appointed – a budgetary control manager, two examiners as well as the provision of services by a specialist consultant in the field of budgetary control. As of the Reporting Date, Dori Construction’s budgetary control comprises five officeholders (compared with two officeholders previously). In addition, a restructuring has been implemented whereby the budgetary control department now reports to the finance department. It should be noted that Dori Construction changed the practice that previously followed whereby projects in the completion stages were not subject to budgetary control management (alternative controls were applied instead); as of the Reporting Date, Dori Construction applies budgetary control to all the projects under construction, including those in the completion stages.

5.	The tenders department has been strengthened, through emphasis on involving operational officers in the project pricing processes and in reviewing the way that Dori Construction’s prior projects were priced.

6.	Strengthening the control over the financial reporting and over the disclosure and the existing work procedures at Dori Construction in the process of preparing the Estimates with the assistance of an external consultant, and making adjustments therein. Dori Construction has prepared an action plan for implementing of control measures in connection with the preparation of its annual financial statements. Within this framework, the existing internal control processes have been updated and relevant control procedures added, while placing emphasis on weaknesses identified in the various processes (including in relation to the project estimates meetings, their frequency, the participants therein, documentation and signing processes, etc.). Inter alia, the involvement of finance department staff and/or operations personnel in the appropriate control processes has been greatly enhanced.

7.	Examination of projects by the External Inspector – Dori Construction was aided by the services of the External Inspector in connection with the preparation of each of the financial statements of Dori Construction for the second quarter of 2014, the third quarter of 2014 and the annual financial statements for 2014. As stated above, the Special Committee instructed the External Inspector to conduct the examinations in connection with the preparation of the financial statements for the second quarter of 2014. In addition, Dori Construction’s board of directors instructed the External Inspector to continue and conduct additional examinations and to verify the data and the Estimates, and the reasonableness of the assumptions on which they are based, also in connection with the preparation of the financial statements for the third quarter of 2014 and in connection with the preparation of the annual financial statements for 2014, in relation to a sample of projects, selected by the CEO of Dori Construction and a representative of Dori Construction’s board of directors authorized for this purpose by Dori Construction’s board.

8.	Additional internal processes – such as, enhancing project managers at certain projects and increasing site visits to increase supervision, with the participation of senior operating personnel and representatives from the finance department and/or the budgetary control department of Dori Construction.

It should also be noted that, during 2014, Dori Construction began to deploy a new ERP information system, which includes, inter alia, a project management and budgetary control module. Due to the fact that the aforesaid module is still not fully operational, Dori Construction is making use of alternative and compensatory control measures. Once the aforesaid information system is fully operational, Dori Construction intends to use this system to assist it in strengthening its controls.

As noted above, Dori Construction’s management, under the supervision of its Audit Committee and its Board of Directors, has reached the conclusion that the material weakness has been remediated.

In light of the aforesaid, the Corporation’s management, under the supervision of its Audit Committee and its Board of Directors, has also examined the aforementioned processes that were conducted at Dori Construction with regard to remediating the material weakness and has reached the conclusion that, in light of the material weakness at Dori Construction having been remediated, the internal control at the Company is effective, as referred to above.

GAZIT-GLOBE LTD.

Chapter F – Annual Report regarding the Effectiveness of Internal Control over the Financial Reporting and the Disclosure

Officers’ Declarations

A.	Declaration of the President in accordance with Regulation 9B(d)(l):

Officers’ Declaration

Declaration of the President

I, Aharon Soffer, declare that:

(1)	I have examined the periodic report of Gazit-Globe Ltd. (the “Corporation”) for 2014 (the “Statements”);

(2)	As far as I am aware, the Statements do not include any misrepresentation of a material fact and no representation of a material fact that is required has been omitted, so that the representations included therein, in light of the circumstances in which such representations were included, will not be misleading with reference to the period covered by the Statements;

(3)	As far as I am aware, the financial statements and other financial information included in the Statements properly reflect, in all material respects, the Corporation’s financial position, results of operations and cash flows as of the dates and for the periods to which the Statements relate;

(4)	I have disclosed to the Corporation’s auditors, the Board of Directors and the Audit Committee of the Board of Directors, based on my most up-to-date evaluation with respect to internal control over the Corporation’s financial reporting and disclosure:

(A)	All significant deficiencies and material weaknesses in the determination or operation of internal control over financial reporting and disclosure, which could reasonably have an adverse impact on the Corporation’s ability to gather, process, summarize or report financial information in such a manner that could cause doubt with respect to the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law; and -

(B)	Any fraud, whether or not significant, wherein the President is involved or a party under his direct supervision or other employees are involved that have a significant function in internal control over financial reporting and disclosure;

(5)	I, alone or together with others in the Corporation:

(A)	Have determined controls and procedures, or have verified the determination and existence of controls and procedures under my supervision, which are designed to ensure that significant information relating to the Corporation, including subsidiaries as defined in the Securities Regulations (Annual Financial Statements), 2010, is brought to my attention by others in the Corporation and the subsidiaries, particularly during the period of preparation of the Statements; and -

(B)	Have determined controls and procedures, or have verified the determination and existence of controls and procedures under my supervision, which are designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of the financial statements in accordance with the provisions of the law, including in accordance with generally accepted accounting principles.

(C)	Have evaluated the effectiveness of internal control over financial reporting and disclosure, and I have presented in this report the conclusions of the Board of Directors and management regarding the effectiveness of internal control as stated as of the date of the Statements.

Nothing stated above detracts from my responsibility or the responsibility of any other person under any law.

March 23, 2015
Aharon Soffer, President

GAZIT-GLOBE LTD.

Chapter F – Annual Report regarding the Effectiveness of Internal Control over the Financial Reporting and the Disclosure

B.	Declaration of the most senior officer in the finance area in accordance with Regulation 9B(d)(2):

Officers’ Declaration

Declaration of the most senior officer in the finance area

I, Gil Kotler, declare that:

(1)	I have examined the financial statements and other financial information included in the statements of Gazit-Globe Ltd. (the “Corporation”) for 2014 (the “Statements”);

(2)	As far as I am aware, the financial statements and the other financial information included in the Statements do not include any misrepresentation of a material fact and no representation of a material fact that is required has been omitted, so that the representations included therein, in light of the circumstances in which such representations were included, will not be misleading with reference to the period covered by the Statements;

(3)	As far as I am aware, the financial statements and other financial information included in the Statements properly reflect, in all material respects, the Corporation’s financial position, results of operations and cash flows as of the dates and for the periods to which the Statements relate;

(4)	I have disclosed to the Corporation’s auditors, the Board of Directors and the Audit Committee of the Board of Directors, based on my most up-to-date evaluation with respect to internal control over the Corporation’s financial reporting and disclosure:

(A)	All significant deficiencies and material weaknesses in the determination or operation of internal control over financial reporting and disclosure to the extent it relates to the financial statements and the other financial information included in the Statements, which could reasonably have an adverse impact on the Corporation’s ability to gather, process, summarize or report financial information in such a manner that could cause doubt with respect to the reliability of financial reporting and preparation of the financial statements in accordance with the provisions of the law; and -

(B)	Any fraud, whether or not significant, wherein the President is involved or a party under his direct supervision or other employees are involved that have a significant function in internal control over financial reporting and disclosure;

(5)	I, alone or together with others in the Corporation:

(A)	Have determined controls and procedures, or have verified the determination and existence of controls and procedures under our supervision, which are designed to ensure that significant information relating to the Corporation, including subsidiaries as defined in the Securities Regulations (Annual Financial Statements), 2010, to the extent it is relevant to the financial statements and to other financial information included in the Statements, is brought to my attention by others in the Corporation and the subsidiaries, particularly during the period of preparation of the Statements; and -

(B)	Have determined controls and procedures, or have verified the determination and existence of controls and procedures under my supervision, which are designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of the financial statements in accordance with the provisions of the law, including in accordance with generally accepted accounting principles;

(C)	Have evaluated the effectiveness of internal control over financial reporting and disclosure, to the extent it relates to the financial statements and to the other financial information included in the Statements as of the date of the Statements; my conclusions regarding my evaluation as stated were presented to the Board of Directors and management and are included in this report.

Nothing stated above detracts from my responsibility or the responsibility of any other person under any law.

March 23, 2015
Gil Kotler, Executive Vice President and CFO